Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-254589

PROXY STATEMENT AND PROSPECTUS

SPARTAN ACQUISITION CORP. II

Dear Stockholders of Spartan Acquisition Corp. II:

On January 23, 2021, Spartan Acquisition Corp. II, a Delaware corporation (“Spartan”), SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of Spartan (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of Spartan (“Spartan Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan Sub (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”), and Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”), entered into a business combination agreement (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement, at the closing of the Business Combination (the “Closing”), among other things:

(a)     OpCo Merger Sub will merge with and into Sunlight, with Sunlight surviving the merger (the “OpCo Merger”);

(b)    immediately following the OpCo Merger, (i) MergerCo1 will merge with and into FTV Blocker, with FTV Blocker surviving as a wholly owned subsidiary of Spartan (the “First FTV Blocker Merger”) and immediately thereafter, FTV Blocker will merge with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of Spartan (the “Second FTV Blocker Merger” and together with the First FTV Blocker Merger, the “FTV Blocker Mergers”) and (ii) MergerCo2 will merge with and into Tiger Blocker, with Tiger Blocker surviving as a wholly owned subsidiary of Spartan (the “First Tiger Blocker Merger”) and immediately thereafter, Tiger Blocker will merge with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of Spartan (the “Second Tiger Blocker Merger” and together with the First Tiger Blocker Merger, the “Tiger Blocker Mergers,” and together with the FTV Blocker Mergers, the “Blocker Mergers”); and

(c)     immediately following the effective time of the Blocker Mergers (the “Blocker Mergers Effective Time”), Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I and Holdings II and the stock in Spartan Sub) to Spartan Sub and Spartan Sub in turn will contribute such assets to Sunlight in exchange for units representing limited liability company interests in Sunlight designated as Class X Units (“Sunlight Class X Units”) and warrants of Sunlight, as described in greater detail below (the “Spartan Contribution”).

The total consideration payable to the Blocker Holders and the Unblocked Sunlight Unitholders (as defined below) (including holders of equity awards issued pursuant to the Sunlight Financial LLC 2017 Long-Term Incentive Plan (the “LTIP”)) in connection with the Business Combination will consist of: (x) an amount of cash equal to, (1) (A) the amount of immediately available funds (net of the payments required to be made to the Redeeming Stockholders (as defined below)) in Spartan’s trust account, plus (B) the amount of cash held by Spartan without restrictions outside of its trust account, plus (C) the amount of cash to be paid to Spartan pursuant to the Subscription Agreements (as defined below) less (2) $50,000,000 less (3) the amount of all unpaid transaction expenses of Sunlight and Spartan as of the Closing (such consideration, the “Total Cash Consideration”); (y) shares of Class A common stock, par value $0.0001 per share, of Spartan (“Class A Common Stock”), and units representing limited liability company interests in Sunlight designated as Class EX Units (“Sunlight Class EX Units”) (together with a corresponding number of shares of Class C common stock, par value $0.0001 per share, of Spartan (“Class C Common Stock”), which will be a new class of common stock issued at the Closing, as described in greater detail below), which aggregate number of shares of Class A Common Stock and Sunlight Class EX Units will be equal to the quotient of (1) the excess of (A) $1,175,000,000 over (B) the Total Cash Consideration, and (2) $10.00 (the “Total Equity Consideration”); and (z) rights under the Tax Receivable Agreement, as described in greater detail below. The allocation of the Total Cash Consideration and the Total Equity Consideration among each Blocker Holder, Unblocked Sunlight Unitholder, and LTIP Unitholder will be determined in accordance with the payment spreadsheet to be delivered by Sunlight prior to the Closing (the “Consideration Allocation”). The Class C Common Stock will vote together with the Class A Common Stock as a single class, but will have no economic rights.

After giving effect to the Business Combination, Spartan’s name will be changed to “Sunlight Financial Holdings Inc.,” as described in greater detail below. The post-combination company will be organized in an “Up-C” structure, such that all of the material assets of the combined company will be held by Sunlight, and the only material asset of Sunlight Financial Holdings Inc., a Delaware corporation (together with its wholly owned subsidiaries, Spartan Sub, Holdings I and Holdings II, “Sunlight Financial Holdings”) will be its indirect equity interests in Sunlight. Immediately following the Closing, Sunlight Financial Holdings is expected to own approximately 72.7% of the outstanding Sunlight Units (assuming no redemptions), and Spartan Sub will control Sunlight as its sole managing member in accordance with the terms of the Sunlight A&R LLC Agreement (as defined herein).

Prior to the effective time of the OpCo Merger (the “OpCo Merger Effective Time”), Spartan will adopt a second amended and restated certificate of incorporation (the “Proposed Second A&R Charter”), providing for, among other things, the creation of the Class C Common Stock and specification of the rights of the holders thereof. At the OpCo Merger Effective Time, (i) all of the Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units) that are held by Unblocked Sunlight Unitholders will be exchanged for Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock exchanged for provisionally vested Existing Sunlight Units will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements), (ii) Sunlight Financial Holdings will receive, and any other Existing Sunlight Units to be held by Sunlight Financial Holdings following the Closing will be exchanged for, Sunlight Class X Units, and (iii) all of the Sunlight Warrants will become exercisable for Sunlight Class EX Units (together with a corresponding number of shares of Class C Common Stock). Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement (as defined below). In addition, at the OpCo Merger Effective Time, all of the LTIP Units (other than unallocated or forfeited LTIP Units) that are held by LTIP Unitholders will be exchanged for an aggregate number of shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the shares of Class A Common Stock and the portion of the Total Cash Consideration exchanged for provisionally vested LTIP Units subject to additional time vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements). At the Blocker Mergers Effective Time, the equity interests of each of the Blockers issued and outstanding immediately prior to the Blocker Mergers Effective Time will be exchanged for shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement. At the Closing, pursuant to the terms of Spartan’s amended and restated certificate of incorporation (the “Charter”), each outstanding share of Class B Common Stock, par value $0.0001 per share, of Spartan (the “Class B Common Stock”), other than any shares of Class B Common Stock forfeited at the Closing pursuant to the Founders Stock Agreement (as defined below), will convert automatically into one share of Class A Common Stock. Following the Closing, there will no longer be any shares of Class B Common Stock outstanding. For diagrams showing expected post-Closing corporate structures, please see the subsection entitled “Summary of the Proxy Statement/Prospectus — Organizational Structure” starting on page 32 of the accompanying proxy statement/prospectus.

At the Closing, Sunlight Financial Holdings will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally will provide for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement (as defined herein) and (ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments Sunlight Financial Holdings makes under the Tax Receivable Agreement. Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any. If Sunlight Financial Holdings elects to terminate the Tax Receivable Agreement early or if it is terminated early due to Sunlight Financial Holdings’ failure to honor a material obligation thereunder or due to a Change of Control (as defined in the Tax Receivable Agreement), Sunlight Financial Holdings will be required to make a payment equal to the deemed present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement), which amount may substantially exceed the actual cash tax savings realized by Sunlight Financial Holdings. In the case of an early termination upon a Change of Control, such early termination payment may, at Sunlight Financial Holdings’ election, be paid ratably over the two-year period following the Change of Control.

Spartan’s units, Class A Common Stock and warrants are currently listed for trading on the New York Stock Exchange (the “NYSE”) under the symbols “SPRQ U,” “SPRQ” and “SPRQ WS,” respectively. Spartan intends to apply to list the shares of Class A Common Stock and the public warrants of Sunlight Financial Holdings on the NYSE under the symbols “SUNL” and “SUNL WS,” respectively, upon the Closing. At the Closing, each unit will automatically separate into its components consisting of one share of Class A Common Stock and one-half of one warrant (provided that only whole warrants will trade on the NYSE).

Spartan Acquisition Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), and Spartan’s officers and directors have agreed to (a) vote all of their shares of Class B Common Stock (the “Founder Shares”), and all of their shares of Class A Common Stock in favor of the Business Combination and (b) not redeem any of their shares of Class A Common Stock in connection with the stockholder approval contemplated herein. The shares of our Class B Common Stock that we issued prior to our IPO will automatically convert into shares of our Class A Common Stock upon consummation of the Business Combination on a one-for-one basis. In connection with the execution of the Business Combination Agreement, but effective as of the Closing, pursuant to the Founder Stock Agreement, our Sponsor agreed to surrender up to 25% of the Class B Common Stock held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender shall occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan. In addition, pursuant to the Founder Stock Agreement, our Sponsor and each of Jan C. Wilson and John M. Stice, our independent directors, agreed to irrevocably waive any and all rights each such party has or will have with respect to the adjustment to the initial conversion ratio as set forth in the Charter, effective immediately prior to the Closing.

As described further in the attached proxy statement/prospectus, at the Closing, Spartan will issue up to 40,000,000 shares of Class A Common Stock and 50,000,000 shares of Class C Common Stock to the Sunlight Unitholders, as applicable, and 50,000,000 shares of Class A Common Stock will be reserved for issuance upon the redemption of Sunlight Class EX Units (together with a corresponding number of shares of Class C Common Stock) (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise). To raise additional proceeds to fund the Business Combination, Spartan has entered into subscription agreements pursuant to which certain investors have agreed to purchase an aggregate of 25,000,000 shares of Class A Common Stock for a purchase price of $10.00 per share (the “PIPE Financing”).

Spartan is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the Business Combination. At the special meeting of stockholders, which will be held on July 8, 2021, at 11:00 a.m., Eastern time, via live webcast at https://www.cstproxy.com/spartanspacii/2021, Spartan will ask its stockholders to approve and adopt the Business Combination Agreement and the Business Combination, and to approve the other proposals described in this proxy statement/prospectus.

After careful consideration, the board of directors of Spartan (the “Spartan Board”) has unanimously approved the Business Combination Agreement and related transactions and each of the other proposals described in this proxy statement/prospectus, and has determined that it is advisable to consummate the Business Combination. The

Spartan Board unanimously recommends that its stockholders vote “FOR” the approval of the Business Combination Agreement, “FOR” the issuance of the shares of Class A Common Stock and Class C Common Stock to be issued in connection with the Business Combination and “FOR” the other proposals described in this proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Class A Common Stock you own. To ensure your representation at the special meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. Please submit your proxy promptly, whether or not you expect to attend the special meeting, but in any event, no later than July 7, 2021 at 11:59 p.m., Eastern time.

More information about Spartan, Sunlight and the proposed transactions is included in this proxy statement/prospectus. Spartan urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 41 OF THIS PROXY STATEMENT/PROSPECTUS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,
/s/ Geoffrey Strong
Geoffrey Strong
Chief Executive Officer and Chairman of the Spartan Board

This proxy statement/prospectus is dated June 18, 2021 and is first being mailed to the stockholders of Spartan on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

SPARTAN ACQUISITION CORP. II

9 West 57th Street, 43rd Floor

New York, NY 10019

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF SPARTAN ACQUISITION CORP. II

To Be Held On July 8, 2021

To the Stockholders of Spartan Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that the special meeting (the “special meeting”) of stockholders of Spartan Acquisition Corp. II (“Spartan,” “we,” “our,” “us” or the “Company”) will be held at 11:00 a.m., Eastern time, on July 8, 2021, via live webcast at the following address: https://www.cstproxy.com/spartanspacii/2021. At the special meeting, Spartan stockholders will be asked to consider and vote upon the following proposals:

•        The Business Combination Proposal — To consider and vote upon a proposal to (a) approve and adopt the Business Combination Agreement, dated as of January 23, 2021 (the “Business Combination Agreement”), by and among Spartan, SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of Spartan (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of Spartan (“Spartan Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan Sub (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”), and Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”), pursuant to which, among other things, (i) OpCo Merger Sub will merge with and into Sunlight, with Sunlight surviving the merger, (ii) MergerCo1 will merge with and into FTV Blocker, with FTV Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, FTV Blocker will merge with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of Spartan, (iii) MergerCo2 will merge with and into Tiger Blocker, with Tiger Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, Tiger Blocker will merge with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of Spartan and (iv) thereafter Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I, Holdings II and Spartan Sub) to Spartan Sub and Spartan Sub in turn will contribute such assets to Sunlight and (b) approve the transactions contemplated by the Business Combination Agreement (the “Business Combination” and such proposal, the “Business Combination Proposal”) (Proposal No. 1). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

•        The Charter Proposals — To consider and vote upon each of the following proposals to amend and restate Spartan’s amended and restated certificate of incorporation (the “Charter”) (collectively, the “Charter Proposals”) (Proposal No. 2):

•        The Authorized Share Charter Sub-Proposal — To (a) increase the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share (“Common Stock”), from (i) 271,000,000 shares, consisting of 270,000,000 shares of common stock, par value $0.0001 per share, including 250,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C common stock, par value $0.0001 per share, of Sunlight Financial Holdings (“Class C Common Stock”), which will be a new class of non-economic common stock issued at the Closing, and 35,000,000 shares of Preferred Stock; and (b) specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure (the “Authorized Share Charter Sub-Proposal” or “Proposal No. 2A”);

•        The Additional Charter Sub-Proposal — To make certain other changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provision that Spartan elects to not be subject to Section 203 of the Delaware General Corporation Law, eliminating the right of stockholders to act by written consent and certain other changes (the “Additional Charter Sub-Proposal” or “Proposal No. 2B”);

•        The Bylaw Amendment Charter Sub-Proposal — To require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws (the “Bylaw Amendment Charter Sub-Proposal” or “Proposal No. 2C”); and

•        The Charter Amendment Charter Sub-Proposal — To require, except as otherwise provided in the Proposed Second A&R Charter, including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter (the “Charter Amendment Charter Sub-Proposal” or “Proposal No. 2D”).

The full text of the Proposed Second A&R Charter reflecting each of the proposed amendments pursuant to the Charter Proposals is attached to the accompanying proxy statement/prospectus as Annex B.

•        The NYSE Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of up to (a) an aggregate of 115,000,000 shares of Class A Common Stock, including, without limitation, (i) in connection with the Business Combination, (ii) to the investors in the PIPE Financing, which shall occur immediately prior to or substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) as a result of the redemption of any Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise); and (b) an aggregate of 50,000,000 shares of Class C Common Stock in connection with the Business Combination (the “NYSE Proposal”) (Proposal No. 3).

•        The 2021 Plan Proposal — To consider and vote upon a proposal to approve and adopt the Sunlight Financial Holdings 2021 Equity Incentive Plan (the “2021 Plan”) and material terms thereunder (the “2021 Plan Proposal”) (Proposal No. 4). A copy of the 2021 Plan is attached to the accompanying proxy statement/prospectus as Annex C.

•        The ESPP Proposal — To consider and vote upon a proposal to approve and adopt the Sunlight Financial Holdings Employee Stock Purchase Plan (the “ESPP”) and material terms thereunder (the “ESPP Proposal”) (Proposal No. 5). A copy of the ESPP is attached to the accompanying proxy statement/prospectus as Annex D.

•        The Director Election Proposal — To elect nine directors to serve staggered terms on the board of directors of Sunlight Financial Holdings post-Closing (the “New Sunlight Financial Holdings Board”) until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (the “Director Election Proposal”) (Proposal No. 6).

•        The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal (the “Adjournment Proposal” and, collectively with the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal and the Director Election Proposal, the “Proposals”) (Proposal No. 7).

The special meeting will be completely virtual. There will be no physical meeting location and the special meeting will only be conducted via live webcast at the following address: https://www.cstproxy.com/spartanspacii/2021.

Only holders of record of shares of Class A Common Stock and Class B Common Stock of Spartan at the close of business on June 1, 2021 are entitled to notice of the virtual special meeting and to vote at the virtual special meeting and any adjournments or postponements thereof. A complete list of Spartan’s stockholders of record entitled to vote at the virtual special meeting will be available at the virtual special meeting and for ten days before the virtual special meeting at Spartan’s principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the virtual special meeting.

Spartan’s outstanding Class A Common Stock and public warrants, which are exercisable for shares of Class A Common Stock under certain circumstances, are currently listed for trading on the NYSE under the symbols “SPRQ” and “SPRQ WS,” respectively. In addition, certain of our shares of Class A Common Stock and warrants currently trade as units consisting of one share of Class A Common Stock and one-half of one warrant, and are listed for trading on the NYSE under the symbol “SPRQ U.” The units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security. Upon the Closing, we intend to change our name from “Spartan Acquisition Corp. II” to “Sunlight Financial Holdings Inc.” and we intend to apply to continue the listing of our Class A Common Stock and warrants on the NYSE under the symbols “SUNL” and “SUNL WS,” respectively.

Pursuant to our Charter, we are providing the holders of shares of Class A Common Stock originally sold as part of the units issued in Spartan’s initial public offering (the “IPO” and such holders, the “public stockholders”) with the opportunity to redeem, upon the Closing, shares of Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest not previously released to Spartan to pay its franchise and income taxes) from the IPO and a concurrent private placement of warrants to our Sponsor. For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of March 31, 2021 of approximately $345.1 million, the estimated per share redemption price would have been $10.00. Public stockholders may elect to redeem their shares whether or not they are holders as of the record date and whether or not they vote for the Business Combination Proposal. Notwithstanding the foregoing redemption rights (as provided in Section 9.2 of the Charter, the “Redemption Rights”), a public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding shares of Class A Common Stock sold in the IPO. Holders of Spartan’s outstanding warrants sold in the IPO, which are exercisable for shares of Class A Common Stock under certain circumstances, do not have Redemption Rights in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their Redemption Rights in connection with the consummation of the Business Combination with respect to any shares of Class A Common Stock they may hold, and our shares of Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. Currently, our Sponsor, officers and directors own an aggregate of approximately 20% of our outstanding Class A Common Stock and Class B Common Stock (if they were considered a single class), including all of the shares of Class B Common Stock. Our Sponsor, officers and directors have agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of the Business Combination.

We may not consummate the Business Combination unless the Business Combination Proposal, the Charter Proposals and the NYSE Proposal are approved at the special meeting. The Charter Proposals, the 2021 Plan Proposal, the ESPP Proposal and the Director Election Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement/prospectus. The approval of the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting (provided a quorum is present online or by proxy), voting as a single class. Approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting (provided a quorum is present online or by proxy), voting as a single class.

As of March 31, 2021, there was approximately $345.1 million in the Trust Account, which Spartan intends to use for the purpose of consummating the Business Combination. Each redemption of shares of Class A Common Stock held by public stockholders will decrease the amount in the Trust Account. Spartan will not consummate the Business Combination if the redemption of shares would result in Spartan’s failure to have at least $5,000,001 of net tangible assets. In addition, the Business Combination Agreement includes a condition to closing that the Total Cash Consideration shall be an aggregate amount of not less than $375,000,000 after giving effect to the exercise of any Redemption Rights by stockholders of Spartan, the closing of the PIPE Financing, the payment of any Spartan and Sunlight unpaid transaction expenses incurred in connection with the Business Combination and the PIPE Financing on the Closing Date and the satisfaction or waiver of the Minimum Retained Cash Condition (as defined herein). Additionally, the Business Combination Agreement includes a condition to closing that, after giving effect to the payment by Spartan of any Spartan and Sunlight transaction expenses incurred in connection with the Business Combination and the PIPE Financing and excluding the amount of the Total Cash Consideration, the amount of Spartan Cash shall be no less than $50,000,000. The Business Combination Agreement provides that prior to the effective time, any party may extend the time for the performance of any obligation or other act of any other party, waive any inaccuracy in the representations and warranties of any other party and waive compliance with any agreement of any other party or any condition to its own obligations contained in the Business Combination Agreement.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMMON STOCK OF SPARTAN YOU OWN. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions maintained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly, whether or not you expect to attend the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you received from your broker, bank or other nominee.

The board of directors of Spartan has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the 2021 Plan Proposal, “FOR” the ESPP Proposal, “FOR ALL NOMINEES” in the Director Election Proposal and “FOR” the Adjournment Proposal.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of Proposal Nos. 1, 2A, 2B, 2C, 2D, 3, 4, 5, and 7 and “FOR ALL NOMINEES” for Proposal No. 6. If you fail to return your proxy card or fail to submit your proxy by telephone or over the Internet, or fail to instruct your bank, broker or other nominee how to vote, and do not virtually attend the special meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have no effect on the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal, but will have the same effect as a vote “AGAINST” the Charter Proposals. If you are a stockholder of record and you virtually attend the special meeting and wish to vote, you may withdraw your proxy and vote online at the special meeting.

Each of the Proposals is more fully described in this proxy statement/prospectus, which each Spartan stockholder is encouraged to review carefully.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the Business Combination and related transactions and each of our Proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE SPARTAN REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SPARTAN’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE VIRTUAL SPECIAL MEETING. YOU MAY TENDER YOUR SHARES EITHER BY DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS IN ACCORDANCE WITH THE CHARTER.

Thank you for your consideration of these matters.

June 18, 2021

By Order of the Board of Directors
/s/Geoffrey Strong
Geoffrey Strong
Chief Executive Officer and Chairman of the Spartan Board

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Spartan (File No. 333-254589) (the “Registration Statement”), constitutes a prospectus of Spartan under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Class A Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of Spartan stockholders at which Spartan stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

This information is available without charge to you upon written or oral request. To make this request, you should contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(banks and brokers call collect at (203) 658-9400)
Email: SPRQ.info@investor.morrowsodali.com

To obtain timely delivery of requested materials, you must request the information no later than five business days prior to the date of the virtual special meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instruction in the section entitled “Where You Can Find Additional Information.”

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this proxy statement to:

•        “Apollo” are to Apollo Global Management, Inc. (NYSE: APO), a Delaware corporation, and its consolidated subsidiaries;

•        “Apollo Funds” are to private equity, credit and real assets funds (including parallel funds and alternative investment vehicles) for which Apollo provides investment management or advisory services;

•        “Apollo Management Holdings” are to Apollo Management Holdings, L.P., an affiliate of the Sponsor;

•        “Audit Committee” are to the audit committee of the New Sunlight Financial Holdings Board;

•        “Blocker Holder” are to each of the FTV Blocker Holder and the Tiger Blocker Holder, and “Blocker Holders” are to the FTV Blocker Holder and Tiger Blocker Holder, collectively;

•        “Blocker Mergers” are to the FTV Blocker Mergers and the Tiger Blocker Mergers;

•        “Blocker Mergers Effective Time” are to the effective time of the Blocker Mergers;

•        “Blockers” are to FTV Blocker and Tiger Blocker;

•        “Business Combination” are to the transactions contemplated by the Business Combination Agreement;

•        “Business Combination Agreement” are to that certain Business Combination Agreement, dated as of January 23, 2021, by and among Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub, Sunlight, FTV Blocker and Tiger Blocker, attached hereto as Annex A;

•        “CFPB” are to the Consumer Financial Protection Bureau;

•        “Charter” are to Spartan’s Amended and Restated Certificate of Incorporation;

•        “Citi” are to Citigroup Global Markets Inc.;

•        “Class A Common Stock” are to (a) prior to giving effect to the Business Combination, Spartan’s Class A Common Stock, par value $0.0001 per share, and (b) after giving effect to the Business Combination, Sunlight Financial Holdings’ Class A Common Stock, par value $0.0001 per share;

•        “Class A Units” are to, collectively, Class A-1 Units, Class A-2 Units and Class A-3 Units representing limited liability company interests in Sunlight, which will cease to remain issued and outstanding upon the Closing;

•        “Class B Common Stock” are to (a) prior to giving effect to the Proposed Second A&R Charter, Spartan’s Class B Common Stock, par value $0.0001 per share, and (b) after giving effect to the Proposed Second A&R Charter, Sunlight Financial Holdings’ Class B Common Stock, par value $0.0001 per share;

•        “Class B Units” are to Class B Units representing limited liability company interests in Sunlight, which will cease to remain issued and outstanding upon the Closing;

•        “Class C Common Stock” are to Sunlight Financial Holdings’ Class C Common Stock, par value $0.0001 per share;

•        “Class C Units” are to, collectively, Class C-1 Units, Class C-2 Units, Class C-2AD Units, Class C-3 Units and Class C-3AD Units representing limited liability company interests in Sunlight, which will cease to remain issued and outstanding upon the Closing;

•        “Closing” are to the closing of the Business Combination;

•        “Closing Date” are to the date on which the Closing occurs;

•        “Code” are to the Internal Revenue Code of 1986, as amended;

•        “Common Stock” are to (a) prior to giving effect to the Business Combination, the Class A Common Stock and the Class B Common Stock, and (b) after giving effect to the Business Combination, the Class A Common Stock and the Class C Common Stock;

•        “Compensation Committee” are to the compensation committee of the New Sunlight Financial Holdings Board;

•        “Consideration Allocation” are to the payment spreadsheet setting forth the allocation of the Total Cash Consideration and the Total Equity Consideration among each Blocker Holder, Unblocked Sunlight Unitholder and LTIP Unitholder, to be delivered by Sunlight prior to the Closing in accordance with the Business Combination Agreement;

•        “COVID-19” are to the ongoing novel coronavirus pandemic;

•        “Current Sunlight Board” are to the pre-Business Combination board of directors of Sunlight Financial LLC;

•        “Deadline Date” are to February 28, 2023;

•        “DGCL” are to the General Corporation Law of the State of Delaware;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Exchange Agent” are to Continental Stock Transfer & Trust Company;

•        “Existing Sunlight LLC Agreement” are to the Fourth Amended and Restated Limited Liability Company Agreement of Sunlight, dated as of May 25, 2018, as amended or otherwise modified;

•        “Existing Sunlight Units” are to outstanding units representing limited liability company interests in Sunlight;

•        “FCRA” are to the Fair Credit Reporting Act;

•        “First FTV Blocker Merger” are to the merger of MergerCo1 with and into FTV Blocker, with FTV Blocker surviving the merger as a wholly owned subsidiary of Spartan;

•        “First Tiger Blocker Merger” are to the merger of MergerCo2 with and into Tiger Blocker, with Tiger Blocker surviving the merger as wholly owned subsidiary of Spartan;

•        “Flow-Through Sellers” are to the Unblocked Sunlight Unitholders and the holders of Sunlight Warrants;

•        “FTV Blocker” are to FTV-Sunlight, Inc., a Delaware corporation;

•        “FTV Blocker Holder” are to FTV V, L.P., a Delaware limited partnership;

•        “FTV Blocker Mergers” are to the First FTV Blocker Merger and the Second FTV Blocker Merger;

•        “FTV Parties” are to the FTV Blocker Holder and its respective affiliates;

•        “Founder Shares” are to the outstanding shares of our Class B Common Stock;

•        “Founders Stock Agreement” are to that certain Founders Stock Agreement, dated as of January 23, 2021, by and among Spartan, the Sponsor and the other holders of Founder Shares;

•        “GAAP” are to generally accepted accounting principles in the United States;

•        “Gibson Dunn” are to Gibson Dunn & Crutcher LLP, legal counsel to the Transaction Committee;

•        “Holdings I” are to SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan;

•        “Holdings II” are to SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan;

•        “home improvements” are to Sunlight’s line of business related to home improvements, such as roofing, siding, windows, doors, HVAC systems and insulation;

•        “HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “Hunton Andrews Kurth” are to Hunton Andrews Kurth LLP, legal counsel to Sunlight;

•        “Initial Business Combination” are to Spartan’s initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

•        “initial stockholders” are to the holders of our Founder Shares, which includes our Sponsor and our independent directors;

•        “Initial Public Offering” or “IPO” are to Spartan’s initial public offering of units, which closed on November 30, 2020;

•        “Investor Rights Agreement” are to that certain Investor Rights Agreement to be entered into by and among Sunlight Financial Holdings and certain stockholders named therein, which will be entered into concurrently with the Closing and which will be substantially in the form attached hereto as Exhibit 10.18;

•        “IPO Registration Rights Agreement” are to that certain Registration Rights Agreement, dated as of November 24, 2020, by and among Spartan, the Sponsor and the other holders of our Founder Shares;

•        “IRS” are to the Internal Revenue Service;

•        “JOBS Act” are to the U.S. legislation Jumpstart Our Business Startups Act of 2012;

•        “Letter Agreement” are to that certain letter agreement, dated as of November 24, 2020, by and among Spartan, the Sponsor and our officers and directors;

•        “Letter Agreement Amendment” are to that certain Amendment No. 1 to the Letter Agreement, dated as of January 23, 2021, by and among Spartan, the Sponsor and our officers and directors;

•        “LTIP” are to the Sunlight Financial LLC 2017 Long-Term Incentive Plan, dated effective as of December 13, 2017, which shall be terminated in connection with the Closing;

•        “LTIP Unit Award Agreement” are to those certain award agreements granted certain employees and executive officers of Sunlight pursuant to the LTIP prior to the Closing;

•        “LTIP Unitholders” are to persons and entities who own LTIP Units (other than forfeited and unallocated LTIP Units);

•        “LTIP Units” are to units issued under the LTIP and having the terms set forth in the LTIP and the applicable LTIP Unit Award Agreement;

•        “management” or our “management team” are to our officers and directors;

•        “MergerCo1” are to SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of Spartan;

•        “MergerCo2” are to SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan;

•        “Minimum Cash Consideration Condition” are to $375.0 million;

•        “Minimum Retained Cash Condition” are to $50.0 million;

•        “New PIPE Investors” are to investors in the PIPE Financing;

•        “New Sunlight Financial Holdings Board” are to the board of directors of Sunlight Financial Holdings after the Closing;

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•        “Note” are to the unsecured promissory note from an affiliate of the Sponsor for an aggregate of up to $300,000 to cover expenses related to the IPO;

•        “NYSE” are to the New York Stock Exchange;

•        “OpCo Merger” are to the merger of OpCo Merger Sub with and into Sunlight, with Sunlight surviving the merger as a subsidiary of Spartan Sub and with the Sunlight Unitholders being the other owners of Sunlight;

•        “OpCo Merger Effective Time” are to the effective time of the OpCo Merger;

•        “OpCo Merger Sub” are to SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of Spartan Sub;

•        “PIPE Financing” are to the private offering of Class A Common Stock to certain investors in connection with the Business Combination;

•        “PIPE Funds” are to the proceeds from the PIPE Financing;

•        “PIPE Shares” are to the shares of Class A Common Stock that are issued in the PIPE Financing;

•        “POS” are to point-of-sale;

•        “Preferred Stock” are to (a) prior to giving effect to the Business Combination, Spartan’s Preferred Stock, par value $0.0001 per share, and (b) after giving effect to the Business Combination, Sunlight Financial Holdings’ Preferred Stock, par value $0.0001 per share;

•        “private placement warrants” are to the warrants issued to our Sponsor in a private placement simultaneously with the closing of our IPO;

•        “Proposed Second A&R Charter” are to that certain Second Amended and Restated Certificate of Incorporation of Spartan to be adopted by Spartan prior to Closing;

•        “Proprietary Information” are to intellectual property, trade secrets and confidential and proprietary information;

•        “public shares” are to shares of our Class A Common Stock sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•        “public stockholders” are to the holders of our public shares;

•        “public warrants” are to the warrants sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•        “Redemption Rights” are to the redemption rights provided for in Section 9.2 of our Charter;

•        “Redeeming Stockholder” are to each Spartan stockholder who exercises its Redemption Rights prior to the OpCo Merger Effective Time;

•        “Reference Time” are to (i) immediately after Spartan’s stockholder meeting (as may be adjourned) or (ii) in the event Spartan’s stockholder meeting is not held by the adjournment date, immediately after such adjournment date;

•        “Registration Statement” are to this registration statement on Form S-4, as it may be amended or supplemented from time to time;

•        “Restricted Stock” are to the shares of Class A Common Stock or Sunlight Class EX Units and corresponding number of shares of Class C Common Stock held by certain persons that will be subject to lock-up transfer restrictions for specified periods after the Closing;

•        “Sarbanes-Oxley Act” are to the Sarbanes Oxley Act of 2002;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “Second FTV Blocker Merger” are to the merger of FTV Blocker with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of Spartan;

•        “Second Tiger Blocker Merger” are to the merger of Tiger Blocker with and into Holdings II, with Holdings II surviving the merger as wholly owned subsidiary of Spartan;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Sellers” are to the Blocker Holders and Flow-Through Sellers;

•        “solar systems” are to Sunlight’s residential energy solar systems line of business;

•        “Spartan,” “we,” “our,” “us” or the “Company” are to Spartan Acquisition Corp. II a Delaware corporation;

•        “Spartan Board” are to the board of directors of Spartan;

•        “Spartan Cash” are to (x) the amount of immediately available funds contained in the Trust Account available for release to Spartan (net of the payments required to be made to the Redeeming Stockholders), plus (y) the amount of cash held by Spartan without restriction outside of the Trust Account, plus (z) the amount cash to be paid to Spartan pursuant to the PIPE Financing;

•        “Spartan Contribution” are to the (i) contribution by Spartan to Spartan Sub of all of Spartan’s assets (other than the membership interests in each of Holdings I, Holdings II and Spartan Sub) and (ii) contribution by Spartan Sub to Sunlight of such assets in exchange for Sunlight Class X Units and a number of warrants of Sunlight equal to the number of outstanding Spartan Warrants;

•        “Spartan Sub” are to SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of Spartan;

•        “Spartan Subsidiaries” are to MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub and OpCo Merger Sub;

•        “Spartan Transaction Consideration” are to the total consideration to be received by Spartan directly or indirectly through its wholly owned subsidiaries at the Closing and consisting of (i) a number of Sunlight Class X Units equal to the number of shares of Class A Common Stock that will be outstanding immediately after the Closing and (ii) a number of warrants to purchase a number of Sunlight Class X Units equal to the number of Spartan Warrants that will be outstanding immediately after the Closing;

•        “Spartan Warrants” are to our public warrants and private placement warrants, collectively;

•        “special meeting” are to the special meeting of stockholders of Spartan that is the subject of this proxy statement/prospectus and any adjournments or postponements thereof;

•        “Sponsor” are to Spartan Acquisition Sponsor II LLC, a Delaware limited liability company, which is an affiliate of a private investment fund managed by Apollo;

•        “Subscription Agreements” are to those certain separate subscription agreements, dated as of January 23, 2021, by and among Spartan and the investors named therein;

•        “Sunlight” are to Sunlight Financial LLC, a Delaware limited liability company;

•        “Sunlight A&R LLC Agreement” are to that certain Fifth Amended and Restated Limited Liability Company Agreement of Sunlight, to be entered into by and among Sunlight, Sunlight Financial Holdings, Spartan Sub and certain members named therein which will be entered into concurrently with the Closing and which will be substantially in the form attached hereto as Exhibit 3.5;

•        “Sunlight Certificate of Formation” are to the Certificate of Formation of Sunlight dated January 23, 2014, as such may have been amended, supplemented or modified from time to time;

•        “Sunlight Class EX Units” are to a class of common units representing limited liability company interests in Sunlight designated in the Sunlight A&R LLC Agreement as Class EX Units;

•        “Sunlight Class X Units” are to the units representing limited liability company interests in Sunlight designated in the Sunlight A&R LLC Agreement as Class X Units;

•        “Sunlight Financial Holdings” are to Sunlight Financial Holdings Inc., a Delaware corporation, the name of Spartan after giving effect to the Business Combination, together with its wholly owned subsidiaries, Spartan Sub, Holdings I and Holdings II;

•        “Sunlight Platform” or “Orange®” are to Sunlight’s proprietary technology-enabled point-of-sale financing platform;

•        “Sunlight Support Agreement” are to that certain Company Support Agreement, dated as of January 23, 2021, by and among Spartan, the Blockers and Tiger Infrastructure Partners Sunlight Feeder LP;

•        “Sunlight Unitholders” are to the Unblocked Sunlight Unitholders and the Blockers;

•        “Sunlight Units” are to the Sunlight Class X Units and the Sunlight Class EX Units;

•        “Sunlight Valuation” are to $1,175,000,000;

•        “Sunlight Warrants” are to the outstanding warrants to purchase Existing Sunlight Units;

•        “Tax Receivable Agreement” are to that certain Tax Receivable Agreement, to be entered into by and among Sunlight Financial Holdings, the TRA Holders and the Agent, each as named therein, which will be entered into concurrently with the Closing and which will be substantially in the form attached hereto as Exhibit 10.15;

•        “TCJ Act” are to the Tax Cuts and Jobs Act;

•        “Tiger” are to Tiger Blocker Holder and Tiger Infrastructure Partners Sunlight Feeder LP, collectively;

•        “Tiger Blocker” are to Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company;

•        “Tiger Blocker Holder” are to Tiger Infrastructure Partners Co-Invest B LP, a Delaware limited partnership;

•        “Tiger Blocker Mergers” are to the First Tiger Blocker Merger and the Second Tiger Blocker Merger;

•        “Tiger Parties” are to Tiger Infrastructure Partners Sunlight Feeder LP, a Delaware limited partnership, Tiger Blocker and their respective affiliates;

•        “Total Cash Consideration” are to (a) an amount equal to the result of calculating aggregate Spartan Cash less (b) $50,000,000, less (c) the amount of all unpaid transaction expenses of Sunlight and Spartan as of the Closing;

•        “Total Equity Consideration” are to Class A Common Stock and Sunlight Class EX Units (and a corresponding number of shares of Class C Common Stock), which aggregate number of shares of Class A Common Stock and Sunlight Class EX Units will be equal to the quotient of (a) the excess of (x) $1,175,000,000 over (y) the Total Cash Consideration, and (b) $10.00;

•        “TRA Holders” are the Blocker Holders and the Unblocked Sunlight Unitholders;

•        “Transaction Committee” are to the transaction committee of the Spartan Board;

•        “Transfer Agent” are to Continental Stock Transfer & Trust Company;

•        “Trustee” are to Continental Stock Transfer & Trust Company;

•        “Trust Account” are to the trust account that holds the proceeds (including interest not previously released to Spartan to pay its franchise and income taxes) from the IPO and a concurrent private placement of private placement warrants to our Sponsor;

•        “UDAAP” are to Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices;

•        “Unblocked Sunlight Unitholders” are to certain persons and entities, other than the Blockers, who own Existing Sunlight Units (other than forfeited and unallocated Existing Sunlight Units);

•        “units” are to our units sold in the IPO, each of which consists of one share of Class A Common Stock and one-half of one public warrant;

•        “vendors” are to Sunlight’s third party vendors;

•        “VIE” are to variable interest entity;

•        “Vinson & Elkins” are to Vinson & Elkins L.L.P., legal counsel to Spartan; and

•        “voting common stock” are to our Class A Common Stock and Class B Common Stock.

Unless otherwise specified, the voting and economic interests of Spartan stockholders set forth in this proxy statement/prospectus (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021 (the outside date under the Business Combination Agreement), (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and the Class C Common Stock or the Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan.

The use of July 22, 2021 as the assumed Closing Date throughout this proxy statement/prospectus is for illustrative purposes only and is not intended to be a projection of the actual Closing Date.

SUMMARY TERM SHEET

This Summary Term Sheet, together with the sections entitled “Questions and Answers About the Business Combination” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information included in this proxy statement/prospectus, but does not include all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters to be considered at the special meeting.

•        Spartan is a blank check company incorporated on August 17, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information about Spartan, see the section entitled “Information About Spartan.” In considering the recommendation of the Spartan Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. See the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination” for additional information. The Spartan Board was aware of and considered these interests, among other matters, in recommending that Spartan stockholders vote “FOR” each of the Proposals.

•        There are currently 34,500,000 shares of Class A Common Stock and 8,625,000 shares of Class B Common Stock issued and outstanding. In addition, there are currently 27,150,000 Spartan Warrants outstanding, consisting of 17,250,000 public warrants and 9,900,000 private placement warrants. Each whole warrant entitles the registered holder to purchase one whole share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of our Initial Business Combination and 12 months from the closing of our IPO and will expire five years after the completion of our Initial Business Combination or earlier upon their redemption or liquidation, as applicable. Once the public warrants become exercisable, Spartan may redeem the outstanding public warrants, in whole and not in part, for cash in accordance with, and subject to the terms of, the warrant agreement. The private placement warrants, however, are non-redeemable so long as they are held by our Sponsor or its permitted transferees. For more information about the terms of the warrants, see the subsection entitled “Description of Securities — Warrants.”

•        Sunlight, a Delaware limited liability company, is a business-to-business-to-consumer, technology-enabled point-of-sale (POS) financing platform that provides residential solar and home improvement contractors the ability to offer seamless POS financing to their customers when purchasing residential solar systems or other home improvements. The resulting loans are funded by Sunlight’s network of capital providers who, by partnering with Sunlight, gain access to a difficult-to-reach loan market, best-in-class consumer credit underwriting and attractive risk adjusted returns. These loans are facilitated by Sunlight’s proprietary technology platform, Orange®, through which Sunlight offers instant credit decisions to homeowners nationwide at the POS on behalf of Sunlight’s various capital providers. Since Sunlight’s founding in 2014, Sunlight has facilitated over $4.0 billion of loans through the Sunlight Platform in partnership with over 1,200 contractor relationships. For more information about Sunlight, see the sections entitled “Information About Sunlight” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight.”

•        On January 23, 2021, we, our direct and indirect wholly owned subsidiaries, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub and OpCo Merger Sub, entered into the Business Combination Agreement with Sunlight, FTV Blocker and Tiger Blocker. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

•        Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, (i) OpCo Merger Sub will merge with and into Sunlight, with Sunlight surviving the merger, (ii) MergerCo1 will merge with and into FTV Blocker, with FTV Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, FTV Blocker will merge with and into Holdings I,

x

with Holdings I surviving the merger as a wholly owned subsidiary of Spartan, (iii) MergerCo2 will merge with and into Tiger Blocker, with Tiger Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, Tiger Blocker will merge with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of Spartan and (iv) thereafter Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I, Holdings II and Spartan Sub) to Spartan Sub and Spartan Sub in turn will contribute such assets to Sunlight. After giving effect to the Business Combination, the combined company will be organized in an “Up-C” structure, such that all of the material assets of the combined company will be held by Sunlight, and Spartan’s (which will change its name to Sunlight Financial Holdings) only material asset will be its indirect equity interests in Sunlight. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

•        Prior to the OpCo Merger Effective Time, Spartan will adopt the Proposed Second A&R Charter, providing for, among other things, the creation of the Class C Common Stock and specification of the rights of the holders thereof. The Class C Common Stock will vote together with the Class A Common Stock as a single class, but will have no economic rights. At the OpCo Merger Effective Time, (i) all of the Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units) that are held by Unblocked Sunlight Unitholders will be exchanged for, an aggregate number of Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock exchanged for provisionally vested Existing Sunlight Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements), (ii) Sunlight Financial Holdings will receive, and any other Existing Sunlight Units to be held by Sunlight Financial Holdings following the Closing will be exchanged for, Sunlight Class X Units, and (iii) all of the Sunlight Warrants will become exercisable for Sunlight Class EX Units (together with a corresponding number of shares of Class C Common Stock). Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. In addition, at the OpCo Merger Effective Time, all of the LTIP Units (other than unallocated or forfeited LTIP Units) held by LTIP Unitholders will be exchanged for an aggregate number of shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the shares of Class A Common Stock and the portion of the total Cash Consideration exchanged for provisionally vested LTIP Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements). At the Blocker Mergers Effective Time, the equity interests of each of the Blockers issued and outstanding immediately prior to the Blocker Mergers Effective Time will be exchanged for shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement.

•        At the Closing, pursuant to the terms of our Charter, each outstanding share of Class B Common Stock, other than any shares of Class B Common Stock forfeited at the Closing pursuant to the Founders Stock Agreement, will convert automatically into one share of Class A Common Stock. Following the Closing, there will no longer be any shares of Class B Common Stock outstanding. For diagrams showing expected post-Closing corporate structures, please see the subsection entitled “Summary of the Proxy Statement/Prospectus — Organizational Structure” starting on page 32 of the accompanying proxy statement/prospectus.

•        At the Closing, Sunlight Financial Holdings will enter into the Tax Receivable Agreement with the TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally will provide for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement and (ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments Sunlight Financial Holdings makes under the Tax Receivable Agreement. Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any. If Sunlight Financial Holdings elects to terminate the Tax Receivable Agreement early or if it is terminated early due to Sunlight Financial Holdings’ failure to honor a material obligation thereunder or due to a Change of Control (as defined in the Tax Receivable Agreement), Sunlight Financial Holdings will be required to make a payment equal to the deemed present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement), which amount may substantially exceed the actual cash tax savings realized by Sunlight Financial Holdings. In the case of an early termination upon a Change of Control, such early termination payment may, at Sunlight Financial Holdings’ election, be paid ratably over the two-year period following the Change of Control.

•        At the Closing, it is anticipated that up to 40,000,000 shares of Class A Common Stock will be issued to the Blocker Holders and the LTIP Unitholders and up to 50,000,000 shares of Class C Common Stock (in addition to an equal number of Sunlight Class EX Units) will be issued to the Unblocked Sunlight Unitholders in the Business Combination. It is also anticipated that we will reserve for issuance up to an aggregate of 50,000,000 shares of Class A Common Stock, including, without limitation, for the issuance to the investors in the PIPE Financing, and in respect of shares of Class A Common Stock subject to issuance as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise). For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

•        Unless lawfully waived by the parties to the Business Combination Agreement, the Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others, receipt of the requisite Spartan stockholder approval of the Business Combination Agreement, the Business Combination, the Charter Proposals and the NYSE Proposal. For more information about the closing conditions to the Business Combination, see the subsection entitled “The Business Combination — Conditions to Closing.”

•        The Business Combination Agreement may be terminated at any time prior to the consummation of the Business Combination upon mutual agreement of Spartan and Sunlight, or for other reasons in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the subsection entitled “The Business Combination — Termination.”

•        The Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•        Pursuant to the PIPE Financing, we have agreed to issue and sell to certain investors, and those investors have agreed to buy from us, in connection with the Closing, an aggregate of 25,000,000 shares of Class A Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $250,000,000. Such Class A Common Stock would be valued at approximately $249.5 million, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021.

•        Under our Charter, in connection with the Business Combination, holders of our Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Charter. As of March 31, 2021, this would have amounted to $10.00 per share. If a holder exercises its Redemption Rights, then such holder will be exchanging its shares of Class A Common Stock for cash, will no longer own shares of Class A Common Stock and will not participate in our future growth, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent at least two business days prior to the special meeting. For more information regarding these procedures, see the subsection entitled “Special Meeting of Spartan Stockholders — Redemption Rights.”

•        We anticipate that, upon completion of the Business Combination, the ownership of Sunlight Financial Holdings and Sunlight will be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 3,904,779 shares of our Class A Common Stock, representing an approximate 26.6% and 4.0% economic interest, respectively, and an approximate 19.3% and 2.9% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing a 0.0% economic interest and an approximate 27.3% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 27.3% economic interest in Sunlight;

•        the public stockholders will own 34,500,000 shares of our Class A Common Stock, representing an approximate 35.2% economic interest and an approximate 25.6% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 25.5% economic interest and an approximate 18.5% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 8,625,000 shares of our Class A Common Stock, representing an approximate 8.8% economic interest and an approximate 6.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 98,124,539 Sunlight Class X Units representing an approximate 72.7% economic interest in Sunlight.

The ownership percentages with respect to Sunlight Financial Holdings set forth above (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021 (the outside date under the Business Combination Agreement), (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all the LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and Class C Common Stock or the Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan. As a result of the Business Combination, the economic and voting interests of our public stockholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 13,200,000 shares of Class A Common Stock are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii)–(vi) and (b) remain true, the ownership of Sunlight Financial Holdings and Sunlight upon the Closing will be as follows:

•        the Blocker Holders will own 31,251,210 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 4,676,382 shares of our Class A Common Stock, representing an approximate 34.7% and 5.2% economic interest, respectively, and an approximate 23.3% and 3.5% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 44,072,408 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 32.9% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 32.9% economic interest in Sunlight;

•        the public stockholders will own 21,300,000 shares of our Class A Common Stock, representing an approximate 23.7% economic interest and an approximate 15.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 27.8% economic interest and an approximate 18.6% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 7,800,000 shares of our Class A Common Stock, representing an approximate 8.7% economic interest and an approximate 5.8% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 90,027,592 Sunlight Class X Units representing an approximate 67.1% economic interest in Sunlight.

If the facts are different than the above assumptions, the percentage ownership retained by Spartan’s existing stockholders in Sunlight Financial Holdings following the Business Combination will be different. For example, if we assume that all 17,250,000 public warrants that are outstanding and all 9,900,000 private placement warrants that are outstanding were exercisable and exercised following completion of the Business Combination and further assume that no public stockholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of Sunlight Financial Holdings and Sunlight would be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 3,904,779 shares of our Class A Common Stock, representing an approximate 20.8% and 3.1% economic interest, respectively, and an approximate 16.1% and 2.4% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 22.7% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 22.7% economic interest in Sunlight;

•        the public stockholders will own 51,750,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all public warrants), representing an approximate 41.3% economic interest and an approximate 31.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 20.0% economic interest and an approximate 15.4% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 18,525,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all private placement warrants), representing an approximate 14.8% economic interest and an approximate 11.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 125,274,539 Sunlight Class X Units representing an approximate 77.3% economic interest in Sunlight.

Please see the subsections entitled “Summary of the Proxy Statement/Prospectus — Ownership of Sunlight Financial Holdings After the Closing” and “Description of Securities — Warrants” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The Spartan Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination. For more information about the Spartan Board’s decision-making process, see the subsection entitled “The Business Combination — The Spartan Board’s Reasons for the Approval of the Business Combination.”

In addition to voting on the proposal to approve and adopt the Business Combination Agreement and the Business Combination (the “Business Combination Proposal”) at the special meeting, Spartan stockholders will also be asked to vote on the approval of:

•        an amendment to our Charter to:

•        (a) increase the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share, from (i) 271,000,000 shares, consisting of 270,000,000 shares of Common Stock, including 250,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of Preferred Stock, to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; and (b) specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure (the “Authorized Share Charter Sub-Proposal” or “Proposal No. 2A”);

•        make certain other changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provision that Spartan elects to not be subject to Section 203 of the General Corporation Law of the State of Delaware (“DGCL”) and certain other changes (the “Additional Charter Sub-Proposal” or “Proposal No. 2B”);

•        require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws (the “Bylaw Amendment Charter Sub-Proposal” or “Proposal No. 2C”); and

•        require, except as otherwise provided in the Proposed Second A&R Charter (including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock), the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter (the “Charter Amendment Charter Sub-Proposal” or “Proposal No. 2D”).

•        for purposes of complying with applicable listing rules of the NYSE, the issuance of up to (a) an aggregate of 115,000,000 shares of Class A Common Stock, including, without limitation, shares of Class A Common Stock to be issued (i) in connection with the Business Combination, (ii) to the investors in the PIPE Financing, which shall occur immediately prior to or substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise); and (b) an aggregate of 50,000,000 shares of Class C Common Stock in connection with the Business Combination (Proposal No. 3).

•        the 2021 Plan and material terms thereunder (the “2021 Plan Proposal”) (Proposal No. 4).

•        the ESPP and material terms thereunder (the “ESPP Proposal”) (Proposal No. 5).

•        the election of nine directors to serve staggered terms on our board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (the “Director Election Proposal”) (Proposal No. 6).

•        the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal (the “Adjournment Proposal” and, together with the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal and the Director Election Proposal, the “Proposals”) (Proposal No. 7).

For more information, see the sections entitled “Proposal No. 2 — The Charter Proposals,” “Proposal No. 3 — The NYSE Proposal,” “Proposal No. 4 — The 2021 Plan Proposal,” “Proposal No. 5 — The ESPP Proposal,” “Proposal No. 6 — The Director Election Proposal” and “Proposal No. 7 — The Adjournment Proposal.”

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the special meeting of stockholders of Spartan, including the Business Combination. The following questions and answers do not include all the information that is important to Spartan stockholders. We urge Spartan stockholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

QUESTIONS AND ANSWERS ABOUT SPARTAN’S SPECIAL STOCKHOLDER MEETING AND THE BUSINESS COMBINATION

Q:     Why am I receiving this proxy statement/prospectus?

A:     Spartan stockholders are being asked to consider and vote upon, among other things, a proposal to (a) approve and adopt the Business Combination Agreement and the transactions contemplated thereby, pursuant to which, among other things, (i) OpCo Merger Sub will merge with and into Sunlight with Sunlight surviving the merger, (ii) MergerCo1 will merge with and into FTV Blocker, with FTV Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, FTV Blocker will merge with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of Spartan, (iii) MergerCo2 will merge with and into Tiger Blocker, with Tiger Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, Tiger Blocker will merge with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of Spartan and (iv) thereafter Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I, Holdings II and Spartan Sub) to Spartan Sub and Spartan Sub in turn will contribute such assets to Sunlight (Proposal No. 1), (b) approve and adopt the Charter Proposals and (c) approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of up to (i) an aggregate of 115,000,000 shares of Class A Common Stock, including, without limitation, shares of Class A Common Stock to be issued (A) in connection with the Business Combination, (B) to the investors in the PIPE Financing, which shall occur immediately prior to or substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement, and (C) as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise); and (ii) an aggregate of 50,000,000 shares of Class C Common Stock in connection with the Business Combination (the “NYSE Proposal”) (Proposal No. 3). The Business Combination cannot be completed unless the requisite number of Spartan stockholders approve the Business Combination Proposal, the Charter Proposals and the NYSE Proposal.

         A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. This proxy statement/prospectus and its annexes contain important information about the Business Combination and the other matters to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

         Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Q:     What is being voted on at the special meeting?

A:     Spartan stockholders will vote on the following proposals at the special meeting.

•        The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement and to approve the transactions contemplated thereby (Proposal No. 1).

•        The Charter Proposals — To consider and vote upon each of the following Charter Proposals:

•        The Authorized Share Charter Sub-Proposal — To (a) increase the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share, from (i) 271,000,000 shares, consisting of 270,000,000 shares of Common Stock, including 250,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of Preferred Stock, to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; and (b) specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure (the “Authorized Share Charter Sub-Proposal” or “Proposal No. 2A”);

•        The Additional Charter Sub-Proposal — To make certain other changes that the Spartan Board deems appropriate for a public company, including the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provisions that Spartan elects to not be subject to Section 203 of the DGCL, eliminating the right of stockholders to act by written consent and certain other changes (the “Additional Charter Sub-Proposal” or “Proposal No. 2B”);

•        The Bylaw Amendment Charter Sub-Proposal — To require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws (the “Bylaw Amendment Charter Sub-Proposal” or “Proposal No. 2C”); and

•        The Charter Amendment Charter Sub-Proposal — To require, except as otherwise provided in the Proposed Second A&R Charter, including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter (the “Charter Amendment Charter Sub-Proposal” or “Proposal No. 2D”).

•        The NYSE Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of up to (a) an aggregate of 115,000,000 shares of Class A Common Stock, including, without limitation, shares of Class A Common Stock to be issued (i) in connection with the Business Combination, (ii) to the investors in the PIPE Financing, which shall occur immediately prior to or substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise); and (b) an aggregate of 50,000,000 shares of Class C Common Stock in connection with the Business Combination (Proposal No. 3).

•        The 2021 Plan Proposal — To consider and vote upon a proposal to approve and adopt the 2021 Plan and material terms thereunder (Proposal No. 4). A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex C.

•        The ESPP Proposal — To consider and vote upon a proposal to approve and adopt the ESPP and material terms thereunder (Proposal No. 5). A copy of the ESPP is attached to the accompanying proxy statement/prospectus as Annex D.

•        The Director Election Proposal — To elect nine directors to serve staggered terms on our board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (Proposal No. 6).

•        The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal (Proposal No. 7).

Q:     Are the Proposals conditioned on one another?

A:     We may not consummate the Business Combination unless the Business Combination Proposal, the Charter Proposals and the NYSE Proposal are approved at the special meeting. The Charter Proposals, the 2021 Plan Proposal, the ESPP Proposal and the Director Election Proposal are conditioned on the approval of the Business Combination Proposal and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q:     What will happen in the Business Combination?

A:     On January 23, 2021, Spartan and the Spartan Subsidiaries entered into the Business Combination Agreement with Sunlight and the Blockers, pursuant to which, among other things, the OpCo Merger and the Blocker Mergers will take place and thereafter Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I, Holdings II and Spartan Sub) to Spartan Sub and Spartan Sub in turn will contribute such assets to Sunlight. Prior to the OpCo Merger Effective Time, Spartan will adopt the Proposed Second A&R Charter, providing for, among other things, the creation of the Class C Common Stock and specification of the rights of the holders thereof. The Class C Common Stock will vote as a single class with the Class A Common Stock, but will have no economic rights. At the OpCo Merger Effective Time, (i) all of the Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units) that are held by Unblocked Sunlight Unitholders will be exchanged for an aggregate number of Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock exchanged for provisionally vested Existing Sunlight Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements), (ii) Sunlight Financial Holdings will receive, and any other Existing Sunlight Units to be held by Sunlight Financial Holdings following the Closing will be exchanged for, Sunlight Class X Units, and (iii) all of the Sunlight Warrants will become exercisable for Sunlight Class EX Units (together with a corresponding number of shares of Class C Common Stock). Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. In addition, at the OpCo Merger Effective Time, all of the LTIP Units (other than unallocated or forfeited LTIP Units) held by LTIP Unitholders will be exchanged for an aggregate number of shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the shares of Class A Common Stock and the portion of the total Cash Consideration exchanged for provisionally vested LTIP Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements). At the Blocker Mergers Effective Time, the equity interests of each of the Blockers issued and outstanding immediately prior to the Blocker Mergers Effective Time will be exchanged for shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement. At the Closing, pursuant to the terms of the Proposed Second A&R Charter, each outstanding share of Class B Common Stock, other than any shares of Class B Common Stock forfeited at the Closing pursuant to the Founders Stock Agreement, will convert automatically into one share of Class A Common Stock. For diagrams showing expected post-Closing corporate structures, please see the subsection entitled “Summary of the Proxy Statement/Prospectus — Organizational Structure” starting on page 32 of this proxy statement/prospectus. Following the Closing, there will no longer be any shares of Class B Common Stock outstanding. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

Q:     What consideration will be paid to the Sunlight equityholders and LTIP Unitholders in the Business Combination, assuming that none of Spartan’s stockholders elect to redeem their Class A Common Stock?

A:     The various Sunlight equityholders and LTIP Unitholders will receive the following, assuming that none of Spartan’s stockholders elect to redeem their Class A Common Stock:

•        the Unblocked Sunlight Unitholders will receive 36,800,461 shares of our Class C Common Stock and a corresponding number of Sunlight Class EX Units, $279.3 million in cash consideration, and rights under the Tax Receivable Agreement.

•        The FTV Blocker Holder will receive 19,562,639 shares of Class A Common Stock, $148.5 million in cash consideration, and rights under the Tax Receivable Agreement.

•        The Tiger Blocker Holder will receive 6,532,121 shares of Class A Common Stock, $49.6 million in cash consideration, and rights under the Tax Receivable Agreement.

•        The LTIP Unitholders combined with the holders of Sunlight Warrants will receive, with respect to the outstanding LTIP Units that are vested or provisionally vested prior to or become vested in connection with the Business Combination and upon exercise of the Sunlight Warrants and subsequent exchange of the Sunlight Units received upon such exercise for Class A Common Stock, an aggregate of 3,904,779 shares of Class A Common Stock and $29.6 million in cash consideration, subject to forfeiture under certain circumstances.

Q:     What consideration will be paid to the Sunlight equityholders and LTIP Unitholders in the Business Combination, assuming the maximum redemption scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”?

A:     The various Sunlight equityholders and LTIP Unitholders will receive the following in the maximum redemption scenario:

•        the Unblocked Sunlight Unitholders will receive 44,072,408 shares of our Class C Common Stock and a corresponding number of Sunlight Class EX Units, $206.6 million in cash consideration, and rights under the Tax Receivable Agreement.

•        The FTV Blocker Holder will receive 23,428,311 shares of Class A Common Stock, $109.8 million in cash consideration, and rights under the Tax Receivable Agreement.

•        The Tiger Blocker Holder will receive 7,822,900 shares of Class A Common Stock, $36.7 million in cash consideration, and rights under the Tax Receivable Agreement.

•        The LTIP Unitholders combined with the holders of Sunlight Warrants will receive, with respect to the outstanding LTIP Units that are vested or provisionally vested prior to or become vested in connection with the Business Combination and upon exercise of the Sunlight Warrants and subsequent exchange of the Sunlight Units received upon such exercise for Class A Common Stock, an aggregate of 4,676,382 shares of Class A Common Stock and $21.9 million in cash consideration, subject to forfeiture under certain circumstances.

Q:     How were the transaction structure and consideration for the Business Combination determined?

A:     Following the closing of the IPO, Spartan representatives commenced a robust search for businesses or assets to acquire for the purpose of consummating Spartan’s Initial Business Combination. Spartan management was first made aware of the Sunlight process by Citigroup Global Markets Inc. (who was acting as sell-side financial advisor to Sunlight) and by representatives of Apollo Management Holdings, L.P. (an affiliate of the Sponsor), who were familiar with Sunlight through their network. Representatives of Spartan reviewed materials related to Sunlight and had internal discussions and concluded that Sunlight would be a worthwhile target for Spartan to pursue. Following conversations between Sunlight and Spartan, Sunlight and Spartan entered into a confidentiality agreement, following which Sunlight provided additional information to Spartan. After approximately two weeks of discussions, Sunlight and Spartan entered into a confidential, non-binding letter of intent term sheet, which reflected an estimated post-money equity valuation of Sunlight of approximately $1.349 billion. Subsequently, Spartan and Sunlight, and their respective advisors and counsel, engaged in extensive discussions through which Spartan and Sunlight mutually agreed upon the terms and conditions of the Business Combination Agreement, including, among other things, the consideration for the Business Combination and the “Up-C” structure. For more information regarding the determination of the transaction structure and consideration for the Business Combination, see the subsection entitled “The Business Combination — Consideration in the Business Combination” and “The Business Combination — Background of the Business Combination.”

Q:     Why is Spartan proposing the Business Combination?

A:     Spartan was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Spartan and one or more businesses.

         On November 30, 2020, Spartan completed the IPO of 34,500,000 units, including 4,500,000 units that were issued pursuant to the underwriters’ full exercise of their over-allotment option, with each unit consisting of one share of Class A Common Stock and one-half of one warrant, with each whole warrant entitling the holder to purchase one share of Class A Common Stock at a price of $11.50 per share, generating gross proceeds to Spartan of $345,000,000. Since the IPO, Spartan’s activity has been limited to the search for a prospective Initial Business Combination.

         The Spartan Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by Spartan’s management and Spartan’s advisors. As a result, the Spartan Board concluded that a transaction with Sunlight would present the most attractive opportunity to maximize value for Spartan’s stockholders, and the Spartan Board ultimately determined that the Business Combination with Sunlight was the most attractive potential transaction for Spartan. Please see the subsection entitled “The Business Combination — The Spartan Board’s Reasons for the Approval of the Business Combination.”

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Business Combination Agreement, including the approval by our stockholders of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the subsection entitled “The Business Combination — Conditions to Closing.”

Q:     How will we be managed and governed following the Business Combination?

         Immediately after the Closing, the New Sunlight Financial Holdings Board will be divided into three separate classes, designated as follows:

•        the Class I directors will be Jeanette Gorgas, Kenneth Shea and Joshua Siegel, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•        the Class II directors will be Brad Bernstein, Emil W. Henry, Jr. and Jennifer D. Nordquist, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•        the Class III directors will be Toan Huynh, Matthew Potere and Philip Ryan, and their terms will expire at the annual meeting of stockholders to be held in 2024.

         It is anticipated that Emil W. Henry, Jr. will be designated Chairman of the board of directors of Sunlight Financial Holdings (the “New Sunlight Financial Holdings Board”) upon the Closing.

         Please see the section entitled “Management After the Business Combination.”

Q:     What are the principal differences between the Class A Common Stock and the Class C Common Stock?

A:     After the Closing, Class A Common Stock and Class C Common Stock will constitute all of the outstanding classes of Common Stock of Sunlight Financial Holdings and will possess all voting power for the election of directors of Sunlight Financial Holdings and all other matters requiring stockholder action. Holders of shares of Class A Common Stock and Class C Common Stock will be entitled to one vote per share and at all times vote together as a single class on all matters submitted to a vote of the stockholders of Sunlight Financial Holdings. The principal difference between Class A Common Stock and Class C Common Stock is that holders of shares of Class C Common Stock will not be entitled to receive dividends, if declared by our board of directors, or to receive any portion of any assets in respect of such shares upon the liquidation, dissolution, distribution of assets or winding-up of the post-combination company. In addition, upon the redemption of any Sunlight Class EX Units held by Unblocked Sunlight Unitholders for shares of Class A Common Stock pursuant to the Sunlight A&R LLC Agreement, the number of shares of Class C Common Stock corresponding to the number of redeemed Sunlight Class EX Units automatically will be cancelled for no consideration. Finally, shares of Class C Common Stock can only be transferred with their corresponding Sunlight Class EX Units in accordance with the Sunlight A&R LLC Agreement.

Q:     Will Spartan obtain new financing in connection with the Business Combination?

A:     Yes. The New PIPE Investors, comprised of 71 separate institutional and other accredited investors, have committed to purchase from Spartan 25,000,000 shares of Class A Common Stock, for an aggregate purchase price of approximately $250 million in the PIPE Financing. Based solely on the number of shares of Class A Common Stock for which each New PIPE Investor has subscribed and, to the knowledge of Spartan, additional shares of Class A Common Stock held by each New PIPE Investor, none of the New PIPE Investors will own five percent (5%) or more of the Common Stock of Sunlight Financial Holdings upon the consummation of the Business Combination.

Q:     What equity stake will our current stockholders and the holders of our Founder Shares hold in Sunlight Financial Holdings following the consummation of the Business Combination?

A:     We anticipate that, upon completion of the Business Combination, the ownership of Sunlight Financial Holdings and Sunlight will be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock and the LTIP Unitholders combined with the holders of Sunlight Warrants, assuming such holders exercise and subsequently exchange the Sunlight Units received upon such exercise for Class A Common Stock, will own 3,904,779 shares of our Class A Common Stock, representing an approximate 26.6% and 4.0% economic interest, respectively, and an approximate 19.3% and 2.9% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing a 0.0% economic interest and an approximate 27.3% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 27.3% economic interest in Sunlight;

•        the public stockholders will own 34,500,000 shares of our Class A Common Stock, representing an approximate 35.2% economic interest and an approximate 25.6% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 25.5% economic interest and an approximate 18.5% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 8,625,000 shares of our Class A Common Stock, representing an approximate 8.8% economic interest and an approximate 6.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 98,124,539 Sunlight Class X Units representing an approximate 72.7% economic interest in Sunlight.

The ownership percentages with respect to Sunlight Financial Holdings set forth above (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021, (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and the Class C Common Stock or the Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan. As a result of the Business Combination, the economic and voting interests of our public stockholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 13,200,000 shares of Class A Common Stock are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii)–(vi) and (b) remain true, the ownership of Sunlight Financial Holdings and Sunlight upon the Closing will be as follows:

•        the Blocker Holders will own 31,251,210 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 4,676,382 shares of our Class A Common Stock, representing an approximate 34.7% and 5.2% economic interest, respectively, and an approximate 23.3% and 3.5% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 44,072,408 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 32.9% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 32.9% economic interest in Sunlight;

•        the public stockholders will own 21,300,000 shares of our Class A Common Stock, representing an approximate 23.7% economic interest and an approximate 15.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 27.8% economic interest and an approximate 18.6% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 7,800,000 shares of our Class A Common Stock, representing an approximate 8.7% economic interest and an approximate 5.8% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 90,027,592 Sunlight Class X Units representing an approximate 67.1% economic interest in Sunlight.

If the facts are different than the above assumptions, the percentage ownership retained by Spartan’s existing stockholders in Sunlight Financial Holdings following the Business Combination will be different. For example, if we assume that all 17,250,000 public warrants that are outstanding and all 9,900,000 private placement warrants that are outstanding were exercisable and exercised following completion of the Business Combination and further assume that no public stockholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of Sunlight Financial Holdings and Sunlight would be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 3,904,779 shares of our Class A Common Stock, representing an approximate 20.8% and 3.1% economic interest, respectively, and an approximate 16.1% and 2.4% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 22.7% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 22.7% economic interest in Sunlight;

•        the public stockholders will own 51,750,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all public warrants), representing an approximate 41.3% economic interest and an approximate 31.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 20.0% economic interest and an approximate 15.4% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 18,525,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all private placement warrants), representing an approximate 14.8% economic interest and an approximate 11.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 125,274,539 Sunlight Class X Units representing an approximate 77.3% economic interest in Sunlight.

Please see the subsections entitled “Summary of the Proxy Statement/Prospectus — Ownership of Sunlight Financial Holdings After the Closing,” “Description of Securities — Warrants” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:     Why is Spartan proposing the amendments to our Charter set forth in the Charter Proposals?

A:     Spartan is proposing amendments to our Charter to approve certain items required to effectuate the Business Combination and other matters the Spartan Board believes are appropriate for the operation of Sunlight Financial Holdings, including providing for, among other things, (a) an increase in the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share, from (i) 271,000,000 shares, consisting of 270,000,000 shares of Common Stock, including 250,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of Preferred Stock, to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; (b) to specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure; (c) to make certain other changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provision that Spartan elects not to be subject to Section 203 of the DGCL and certain other changes; (d) to require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws; and (e) to require, except as otherwise provided in the Proposed Second A&R Charter, including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter.

         Under our Charter and Delaware law, stockholder approval is required in order to effect the Charter Proposals. See the section entitled “Proposal No. 2 — The Charter Proposals” for additional information.

Q:     Why is Spartan proposing the NYSE Proposal?

A:     Spartan is proposing the NYSE Proposal in order to comply with NYSE listing rules, which require stockholder approval of certain transactions that result in the issuance of 20% or more of a company’s outstanding voting power or shares of common stock outstanding before the issuance of stock or securities. In connection with the Business Combination, the PIPE Financing and as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise), we may issue up to an aggregate of 115,000,000 shares of Class A Common Stock and 50,000,000 shares of Class C Common Stock (corresponding to the number of Sunlight Class EX Units of Sunlight in accordance with the Sunlight A&R LLC Agreement). The Class A Common Stock and the Class C Common Stock will each carry one vote per share and the Class C Common Stock will have no economic rights but will be entitled to vote as a single class with the Class A Common Stock. Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. Accordingly, we may issue shares representing up to 68.0% of the voting power of shares of Class A Common Stock and Class C Common Stock outstanding on the date of this proxy statement/prospectus. Because we may issue 20% or more of our outstanding voting power and outstanding Common Stock in connection with the Business Combination and PIPE Financing, we are required to obtain stockholder approval of such issuances pursuant to NYSE listing rules. See the section entitled “Proposal No. 3 — The NYSE Proposal” for additional information.

Q:     What is an “Up-C” Structure?

A:     Our corporate structure following the Business Combination, as described under the subsection entitled “The Business Combination Proposal — General; Structure of the Business Combination,” is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering either directly or through a business combination with a special purpose acquisition company, such as Spartan. Following the Closing Date, under our “Up-C” structure, Sunlight will be an indirect subsidiary of Sunlight Financial Holdings and will continue to operate the Sunlight business and hold all of the material assets of Sunlight Financial Holdings. Following the Closing, Sunlight Financial Holdings’ only material asset will consist of its indirect equity interests in Sunlight. Immediately following the Closing, Sunlight Financial Holdings is expected to own approximately 72.7% of the outstanding Sunlight Units (assuming no redemptions), and Spartan Sub will control Sunlight as the sole managing member of Sunlight in accordance with the terms of the Sunlight A&R LLC Agreement.

         The Unblocked Sunlight Unitholders will continue to hold interests in Sunlight directly, through their ownership of Sunlight Class EX Units, as well as a corresponding number of shares of Class C Common Stock. The Class C Common Stock will vote together with the Class A Common Stock as a single class, but will have no economic rights. Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement.

         Sunlight will continue to be treated as a partnership for U.S. federal income (and certain state and local) tax purposes. Accordingly, Sunlight generally will not be subject to U.S. federal income tax and instead will allocate such items to its members, including the Unblocked Sunlight Unitholders and Spartan Sub.

         As a result of the Business Combination, Sunlight Financial Holdings and Spartan Sub are expected to obtain a step-up in the tax basis of Sunlight’s assets with respect to the portion of the Existing Sunlight Units held by the Unblocked Sunlight Unitholders treated as purchased with a portion of the Total Cash Consideration. In addition, Sunlight Financial Holdings and Spartan Sub may obtain additional step-up in tax basis as a result of future redemptions of Sunlight Class EX Units. Any such step-up in tax basis may provide Sunlight Financial Holdings and Spartan Sub with certain tax benefits that may reduce Sunlight Financial Holdings’ future taxable income. Sunlight Financial Holdings will enter into the Tax Receivable Agreement with the TRA Holders and the Agent (as defined therein), which generally will provide for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement and (ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments Sunlight Financial Holdings makes under the Tax Receivable Agreement. Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any.

Q:     Did the Spartan Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     No. The Spartan Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Spartan’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Spartan’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Spartan’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Spartan Board in valuing Sunlight and assuming the risk that the Spartan Board may not have properly valued the business.

Q:     What happens if I sell my shares of Class A Common Stock before the special meeting?

A:     The record date for the special meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Class A Common Stock after the record date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting. However, you will not be able to seek redemption of your shares of Class A Common Stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your shares of Class A Common Stock prior to the record date, you will have no right to vote those shares at the special meeting or seek redemption of those shares.

Q:     How has the announcement of the Business Combination affected the trading price of Spartan’s units, Class A Common Stock and public warrants?

A:     On January 22, 2021, the last trading date before the public announcement of the Business Combination, Spartan’s public units, Class A Common Stock and public warrants closed at $12.94, $11.81 and $2.72, respectively. On June 15, 2021, the date that is three trading days immediately prior to the date of this proxy statement, Spartan’s public units, Class A Common Stock and warrants closed at $10.81, $9.98 and $1.62, respectively.

Q:     Following the Business Combination, will Spartan’s securities continue to trade on a stock exchange?

A:     Yes. We anticipate that, following the Business Combination, our Class A Common Stock and public warrants will continue trading on the NYSE under the new symbols “SUNL” and “SUNL WS,” respectively. Our units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security following the Business Combination.

Q:     What vote is required to approve the Proposals presented at the special meeting?

A:     The approval of the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting, voting as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote online at the special meeting will have no effect on the outcome of any vote on the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Adjournment Proposal, but will have the same effect as a vote “AGAINST” the Charter Proposals.

         Approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting. This means that the nine director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.

Q:     May Spartan’s Sponsor, directors, officers, advisors or any of their respective affiliates purchase public shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the Business Combination, our Sponsor, directors, officers, advisors and any of their respective affiliates may privately negotiate transactions to purchase public shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares our Sponsor, directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of the NYSE. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, our Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. Our Sponsor, directors, officers, advisors and any of their respective affiliates will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors, officers, advisors or any of their respective affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account.

Q:     How many votes do I have at the special meeting?

A:     Our stockholders are entitled to one vote at the special meeting for each share of Class A Common Stock or Class B Common Stock held of record as of June 1, 2021, the record date for the special meeting. As of the close of business on the record date, there were 34,500,000 outstanding shares of Class A Common Stock, which are held by our public stockholders, and 8,625,000 outstanding shares of Class B Common Stock, which are held by our initial stockholders.

Q:     How do I attend the special meeting?

A:     The special meeting will be held at 11:00 a.m., Eastern time, on Thursday, July 8, 2021, via live webcast at https://www.cstproxy.com/spartanspacii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

         All stockholders as of the record date, or their duly appointed proxies, may attend the special meeting, which will be a completely virtual meeting. There will be no physical meeting locations and the special meeting will only be conducted via live webcast. Stockholders may attend the special meeting online, including to vote and submit questions, at the following address: https://www.cstproxy.com/spartanspacii/2021

         To attend online and participate in the special meeting, stockholders of record will need to visit https://www.cstproxy.com/spartanspacii/2021 and enter the 12 digit control number provided on your proxy card, regardless of whether you pre-registered.

Q:     What constitutes a quorum at the special meeting?

A:     Holders of a majority in voting power of Class A Common Stock and Class B Common Stock issued and outstanding and entitled to vote at the special meeting, virtually present or represented by proxy, constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the special meeting. As of the record date for the special meeting, 21,562,501 shares of Class A Common Stock and Class B Common Stock, in the aggregate, would be required to achieve a quorum. Abstentions will count as present for the purposes of establishing a quorum with respect to each Proposal.

Q:     How will Spartan’s Sponsor, directors and officers vote?

A:     Our Sponsor, directors and officers have agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of the Business Combination. Currently, they own an aggregate of approximately 20% of our issued and outstanding shares of Class A Common Stock and Class B Common Stock (if considered a single class). Please see the subsection entitled “The Business Combination — Related Agreements — Founders Stock Agreement.”

Q:     What interests do the current officers and directors have in the Business Combination?

A:     In considering the recommendation of the Spartan Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. See the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination.” These interests include, among other things:

•        the fact that our Sponsor holds 9,900,000 private placement warrants that would expire worthless if an Initial Business Combination is not consummated;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of the shares of our Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000 of expenses on our behalf in exchange for 8,625,000 Founder Shares, including 100,000 Founder Shares that were subsequently transferred to our independent directors; and that such securities will have a significantly higher value upon the consummation of the Business Combination, which, if unrestricted and freely tradable, would be valued at approximately $86.1 million, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021, and assuming no surrender of any Founder Shares pursuant to the Founders Stock Agreement, as further described herein;

•        if the Trust Account is liquidated, including in the event we are unable to complete an Initial Business Combination within the 27 months from the closing of the IPO, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than our independent registered public accounting firm) for services rendered or products sold to us or (b) a prospective target business with which we have entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•        the fact that our independent directors own an aggregate of 100,000 Founder Shares that were transferred from the Sponsor, which, if unrestricted and freely tradeable, would be valued at approximately $998,000, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with their activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an Initial Business Combination is not completed.

Q:     What happens if I vote against the Business Combination Proposal?

A:     Under our Charter, if the Business Combination Proposal is not approved and we do not otherwise consummate an alternative business combination by the Deadline Date, we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:     Do I have Redemption Rights?

A:     If you are a holder of public shares, you may elect to have your public shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to us to pay our franchise and income taxes, by (b) the total number of then outstanding shares of Class A Common Stock included as part of the units sold in the IPO; provided, that we will not redeem any public shares to the extent that such redemption would result in Spartan having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares (the “15% threshold”). Unlike some other blank check companies, other than the net tangible asset requirement and the 15% threshold described above, we have no specified maximum redemption threshold and there is no other limit on the amount of public shares that you can redeem. Holders of our outstanding public warrants do not have Redemption Rights in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their Redemption Rights with respect to any shares of our Common Stock they may hold in connection with the consummation of the Business Combination. For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of March 31, 2021 of approximately $345.1 million, the estimated per share redemption price would have been approximately $10.00. Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of franchise and income taxes payable) (a) in connection with a stockholder vote to approve an amendment to our Charter that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an Initial Business Combination by the Deadline Date, (b) in connection with the liquidation of the Trust Account or (c) if we subsequently complete a different business combination on or before the Deadline Date.

Q:     Will how I vote affect my ability to exercise Redemption Rights?

A:     No. You may exercise your Redemption Rights whether you vote your shares of Class A Common Stock for or against or abstain from voting on the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by stockholders who will redeem their shares and no longer remain stockholders.

Q:     How do I exercise my Redemption Rights?

A:     In order to exercise your Redemption Rights, you must (a) if you hold your shares of Class A Common Stock through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your Redemption Rights with respect to the public shares, and (b) prior to 5:00 p.m., Eastern time, on July 6, 2021 (two business days before the special meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

         A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to his, her or its shares or, if part of such a group, the group’s shares, in excess of the 15% threshold. Accordingly, all public shares in excess of the 15% threshold beneficially held by a public stockholder or group will not be redeemed for cash. In order to determine whether a stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder, Spartan will require each public stockholder seeking to exercise Redemption Rights to certify to

Spartan whether such stockholder is acting in concert or as a group with any other stockholder. Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent.

         However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

         Holders of our outstanding units must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares. If you hold units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your Redemption Rights with respect to the public shares following the separation of such public shares from the units.

         If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using The Depository Trust Company’s (“DTC”) DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights with respect to the public shares following the separation of such public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

         Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the email address or address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A:     The U.S. federal income tax consequences of a redemption depend on a holder’s particular facts and circumstances. See the subsection entitled “The Business Combination — Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock.” We urge you to consult your tax advisors regarding the tax consequences of exercising your Redemption Rights.

Q:     If I am a warrantholder, can I exercise Redemption Rights with respect to my warrants?

A:     No. The holders of our warrants have no Redemption Rights with respect to our warrants.

Q:     Do I have appraisal rights if I object to the Business Combination?

A:     No. There are no appraisal rights available to holders of Class A Common Stock or Class B Common Stock in connection with the Business Combination.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     If the Business Combination Proposal is approved, we intend to use a portion of the funds held in the Trust Account to pay (a) a portion of our aggregate costs, fees and expenses in connection with the consummation of the Business Combination and PIPE Financing, (b) tax obligations and deferred underwriting discounts and commissions from the IPO and (c) for any redemptions of public shares. The remaining balance in the Trust Account, together with PIPE Funds, will be used for general corporate purposes of Sunlight Financial Holdings. See the section entitled “The Business Combination” for additional information.

Q:     What happens if the Business Combination is not consummated or is terminated?

A:     There are certain circumstances under which the Business Combination Agreement may be terminated. See the subsection entitled “The Business Combination Agreement — Termination” for additional information regarding the parties’ specific termination rights. In accordance with our Charter, if an Initial Business Combination is not consummated by Deadline Date, we will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Spartan Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

         We expect that the amount of any distribution our public stockholders will be entitled to receive upon our dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to our obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of our Founder Shares have waived any right to any liquidating distributions with respect to those shares.

         In the event of liquidation, there will be no distribution with respect to our outstanding warrants. Accordingly, the warrants will expire worthless.

Q:     When is the Business Combination expected to be consummated?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of our stockholders to be held on July 8, 2021, provided that all the requisite stockholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination — Conditions to Closing.”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the section entitled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of Class A Common Stock or Class B Common Stock on June 1, 2021, the record date for the special meeting of our stockholders, you may vote with respect to the Proposals online at the virtual special meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend and vote online at the special meeting, obtain a proxy from your broker, bank or nominee.

Q:     What will happen if I abstain from voting or fail to vote at the special meeting?

A:     At the special meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal, but will have the same effect as a vote “AGAINST” the Charter Proposals.

Q:     What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each Proposal (or in the case of the Director Election Proposal, “FOR ALL NOMINEES”) being submitted to a vote of the stockholders at the special meeting.

Q:     If I am not going to attend the virtual special meeting online, should I submit my proxy card instead?

A:     Yes. Whether you plan to attend the special meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the Proposals presented to our stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have submitted my executed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to us at the address listed below so that it is received by us prior to the special meeting or by attending the virtual special meeting online and voting then at the virtual special meeting. You also may revoke your proxy by sending a notice of revocation to us, which must be received prior to the special meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive in order to cast your vote with respect to all of your shares.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Geoffrey Strong, Chief Executive Officer and Chairman
c/o Spartan Acquisition Corp. II
9 West 57th Street, 43rd Floor
New York, New York 10019
Email: info@spartanspacii.com
Tel: (212) 515-3200

You may also contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(banks and brokers call collect at (203) 658-9400)
Email: SPRQ.info@investor.morrowsodali.com

         To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the special meeting.

         You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

         If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to our Transfer Agent at least two business days prior to the special meeting in accordance with the procedures detailed under the question “How do I exercise my Redemption Rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     The Spartan Board is soliciting your proxy to vote your shares of Class A Common Stock and Class B Common Stock on all matters scheduled to come before the special meeting. We will pay the cost of soliciting proxies for the special meeting. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. We have agreed to pay Morrow Sodali LLC a fee of $35,000, plus disbursements. We will reimburse Morrow Sodali LLC for reasonable and documented expenses associated with the special meeting and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Class A Common Stock and Class B Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Class A Common Stock and Class B Common Stock and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not include all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the special meeting, you should read this proxy statement/prospectus, including the annexes, carefully and in their entirety. See also the section entitled “Where You Can Find Additional Information.”

Parties to the Business Combination

Spartan Acquisition Corp. II

Spartan is a Delaware corporation formed on August 17, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Spartan and one or more businesses. Upon the Closing, we intend to change our name from “Spartan Acquisition Corp. II” to “Sunlight Financial Holdings Inc.”

Our Class A Common Stock, public warrants, and units, each consisting of one share of Class A Common Stock and one-half of one warrant, are listed for trading on the NYSE under the ticker symbols “SPRQ,” “SPRQ WS” and “SPRQ U,” respectively. We intend to apply to continue the listing of our Class A Common Stock and warrants on the NYSE under the symbols “SUNL” and “SUNL WS,” respectively, upon the Closing. The units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

The mailing address of our principal executive office is 9 West 57th Street, 43rd Floor, New York, New York 10019, and our telephone number is (212) 515-3200.

Sunlight Financial LLC

Sunlight is a business-to-business-to-consumer, technology-enabled point-of-sale (“POS”) financing platform that provides residential solar and home improvement contractors the ability to offer seamless POS financing to their customers when purchasing residential solar systems or other home improvements. The resulting loans are funded by Sunlight’s network of capital providers who, by partnering with Sunlight, gain access to a difficult-to-reach loan market, best-in-class consumer credit underwriting and attractive risk adjusted returns. These loans are facilitated by Sunlight’s proprietary technology platform, Orange® (the “Sunlight Platform” or “Orange®”), through which Sunlight offers instant credit decisions to homeowners nationwide at the POS on behalf of Sunlight’s various capital providers. Since Sunlight’s founding in 2014, Sunlight has facilitated over $4.0 billion of loans through the Sunlight Platform in partnership with over 1,200 contractor relationships.

Sunlight’s success is fueled by its strong and intentional culture based on core values such as honesty, fairness and scrappiness. Sunlight’s culture encourages Sunlight teammates to work collaboratively with Sunlight’s contractor and capital provider partners, and the consumers they serve, to find the right result to business challenges and to deliver white-glove service. Also core to Sunlight’s values is a passion for Sunlight’s business and the societal benefits that the business funds. To date, Sunlight has facilitated loans to more than 100,000 homeowners who, as a result, have the opportunity to save money on their utility bills and choose renewable energy over carbon-producing traditional sources of power. As of April 2021, residential solar systems and energy efficient home improvement products, facilitated through Sunlight financings, have eliminated an estimated 12.6 million metric tons of carbon dioxide from the atmosphere. Sunlight has also executed the United Nations Climate Neutral Now Pledge and its business has been certified as carbon neutral for its fiscal year 2020. Sunlight will continue to pursue certification for carbon neutrality going forward.

Sunlight’s core business is facilitating loans made by Sunlight’s various capital providers to the consumer customers of residential solar contractors. Sales of Sunlight-facilitated loan products are made by contractors in the context of selling residential solar systems to consumers, allowing homeowners to go solar with no money down, and in most cases, immediately saving money on their utility bills and often saving a significant amount of money over the life of their solar system. While only approximately 20% of residential solar system sales were financed with solar loans in 2015, an estimated 63% of residential solar loan sales were financed with solar loans in 2020. Solar loans made to finance residential solar systems through Sunlight’s Platform are made exclusively to homeowners. Sunlight believes that homeowners generally have better credit characteristics than other consumer groups. As of April 2021, the average FICO score of all solar borrowers financed through Sunlight’s Platform is 747. Both the generally strong credit profile of solar loan borrowers and attractive risk-adjusted returns on solar loans to capital providers have enabled Sunlight to build a diversified network of capital providers to fund the solar loans facilitated by Sunlight’s Platform.

Loan providers in the residential solar industry compete primarily on process (customer and contractor experience), pricing and products. Orange® offers contractors robust tools to sell more solar systems and home improvements and homeowners a fast, fully-digital and frictionless experience. Because Sunlight has diverse funding sources, Sunlight is able to offer a large suite of competitive loan products that include multiple loan structures and combinations of interest rates and tenors.

Sunlight’s revenue is primarily from platform fees earned on each solar and home improvement loan facilitated through Orange®. The platform fee is generally equal to the margin between the dealer fee charged to the contractor by Sunlight for each loan facilitated through Orange® and the discount at which Sunlight’s capital provider either funds or purchases such loan. The best-in-class credit quality of Sunlight-facilitated loans attracts diverse and attractively-priced capital (the “price” to Sunlight being the amount that a capital provider will pay to originate or purchase a Sunlight facilitated-loan), ensuring that Sunlight can offer competitive pricing to its network of contractors while still earning attractive margins. Sunlight’s business model is asset-light and therefore Sunlight has minimal consumer credit risk. Sunlight does not earn material revenue from loans maintained on its balance sheet.

Based on information obtained from Wood Mackenzie, Sunlight estimates that it currently has a 19% market share for the facilitation of loans for residential solar energy systems in the United States, and the total market for the purchase and installation of residential solar energy systems was estimated at almost $12 billion per year in 2020 and is expected to grow by 10% by 2023. Sunlight believes that its instant credit decisions at the POS provided by Orange® provides a unique advantage to Sunlight and its capital providers for being the first financing option that consumers buying residential solar systems consider, and Sunlight’s intuitive and user-friendly process makes it easy for contractors to complete the financing transaction simultaneously with the sale of the solar system. In addition, Sunlight believes that the residential solar market will continue to expand significantly each year and that Sunlight is well-positioned, through its relationship with contractors and its ability to create relationships with new contractors through its experienced sales team, to continue to grow. In 2020, approximately 29% of all home improvement expenditures were related to energy efficient home improvements and Sunlight estimates that the size of the home improvement market exceeds $400 billion annually. Sunlight is actively expanding its contractor network and product offerings for energy-related home improvement financing options.

The mailing address of Sunlight’s principal executive office is 101 N. Tryon Street, Suite 1000, Charlotte, North Carolina 28246, and its telephone number is (888) 315-0822.

For more information about Sunlight, see the sections entitled “Information About Sunlight” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight.”

The Business Combination

On January 23, 2021, we entered into the Business Combination Agreement with MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub, Sunlight, FTV Blocker and Tiger Blocker. Pursuant to the Business Combination Agreement, among other things, (a) OpCo Merger Sub will merge with and into Sunlight with Sunlight surviving the merger, (b) MergerCo1 will merge with and into FTV Blocker, with FTV Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, FTV Blocker will merge with and into Holdings I, with Holdings I surviving the merger as a wholly owned subsidiary of Spartan, (c) MergerCo2 will merge with and into Tiger Blocker, with Tiger Blocker surviving as a wholly owned subsidiary of Spartan and immediately thereafter, Tiger Blocker will merge with and into Holdings II, with Holdings II surviving the merger as a wholly owned subsidiary of Spartan and (d) following the Blocker Mergers Effective Time, Spartan will contribute all of its remaining assets (other than the membership interests in each of Holdings I, Holdings II and Spartan Sub) to Spartan Sub and Spartan Sub in turn will contribute such assets to Sunlight. After giving effect to the Business Combination, the combined company will be organized in an “Up-C” structure, such that all of the material assets of the combined company will be held by Sunlight, and Sunlight Financial Holdings’ only material asset will be its indirect equity interests in Sunlight.

Prior to the OpCo Merger Effective Time, Spartan will adopt the Proposed Second A&R Charter providing for, among other things, the creation of the Class C Common Stock and specification of the rights of the holders thereof. At the OpCo Merger Effective Time, (i) all of the Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units) that are held by Unblocked Sunlight Unitholders will be exchanged for an aggregate number of Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock exchanged for provisionally vested Existing Sunlight Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements), (ii) Sunlight Financial Holdings will receive, and any other Existing Sunlight Units to be held by Sunlight Financial Holdings following the Closing will be exchanged for, Sunlight Class X Units, and (iii) all of the Sunlight Warrants will become exercisable for Sunlight Class EX Units (together with a corresponding number of shares of Class C Common Stock). Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement (as defined herein). In addition, at the OpCo Merger Effective Time, all of the LTIP Units (other than unallocated or forfeited LTIP Units) held by LTIP Unitholders will be exchanged for an aggregate number of shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the shares of Class A Common Stock and the portion of the total Cash Consideration exchanged for provisionally vested LTIP Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements). Immediately following the OpCo Merger Effective time and at the Blocker Mergers Effective Time, the equity interests of each of the Blockers issued and outstanding immediately prior to the Blocker Mergers Effective Time will be exchanged for shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement.

Following the Blocker Mergers Effective Time, and in connection with the Spartan Contribution, Sunlight will issue to Spartan Sub Sunlight Class X Units and a number of warrants of Sunlight equal to the number of outstanding warrants to purchase Class A Common Stock.

Conditions to Closing

Mutual Conditions

The obligations of each of the parties to consummate the Business Combination are subject to the satisfaction or waiver by Spartan or Sunlight of the following conditions:

•        the requisite approval by Spartan’s stockholders shall have been obtained;

•        the delivery of a written consent executed by the requisite Sunlight Unitholders sufficient to approve and adopt the Business Combination Agreement and the Business Combination;

•        the absence of specified adverse laws, injunctions or orders;

•        all required filings under the HSR Act shall have been completed and any applicable waiting period applicable to the Business Combination shall have expired or been terminated; and

•        this Registration Statement shall have been declared effective by the SEC under the Securities Act.

Spartan and Spartan Subsidiaries

The obligations of Spartan and the Spartan Subsidiaries to consummate the Business Combination are subject to the satisfaction or waiver by Spartan (where permissible) of the following additional conditions:

•        the representations and warranties of Sunlight, FTV Blocker and Tiger Blocker, in most instances disregarding qualifications contained therein relating to materiality, Sunlight Material Adverse Effect (as defined below), or “material adverse effect” (as applicable), must be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the performance and compliance in all material respects by each of Sunlight, FTV Blocker and Tiger Blocker with their respective covenants under the Business Combination Agreement;

•        Sunlight shall have delivered to Spartan a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions in the Business Combination Agreement;

•        Sunlight shall have delivered to Spartan a secretary’s certificate, dated the Closing Date, certifying as to the resolutions of Sunlight’s board of directors and the written consent of the requisite Sunlight’s Unitholders (including FTV Blocker and Tiger Blocker) sufficient to approve and adopt the Business Combination Agreement and the Business Combination;

•        each of FTV Blocker and Tiger Blocker shall have delivered to Spartan a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions in the Business Combination Agreement;

•        each of FTV Blocker and Tiger Blocker shall have delivered to Spartan a secretary’s certificate, dated the Closing Date, certifying as to the resolutions of such Blocker’s board of directors or other governing body approving the Business Combination Agreement and the Business Combination;

•        Sunlight shall have delivered, or caused to be delivered, to Spartan a certificate that includes, among other things: (i) the aggregate amount of cash held by Sunlight as of the Reference Time, (ii) the aggregate Sunlight transaction expenses incurred in connection with the Business Combination and the PIPE Financing and (iii) a certificate of the accuracy and completeness of the final payment spreadsheet delivered for purposes of the Consideration Allocation attached to such certificate;

•        the net tangible assets held by Spartan in the aggregate shall be equal to at least $5,000,001 until the Blocker Mergers Effective Time;

•        the closing of the PIPE Financing shall have occurred prior to or in connection with the OpCo Merger Effective Time;

•        (i) the notice filings, consents, approvals and authorizations set forth in the Business Combination Agreement shall have been made with or requested from the applicable governmental authorities, (ii) no stop, cease and desist or similar written communication, notification or order shall have been received from, or other legal requirement that would have a material and adverse economic impact on Sunlight shall have been imposed by, any applicable governmental authority set forth in the Business Combination Agreement and (iii) the consents, approvals and authorizations set forth in the Business Combination Agreement shall have been obtained from the applicable governmental authorities; provided, that this condition will not apply after May 1, 2021;

•        no Sunlight Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the OpCo Merger Effective Time;

•        certain Sunlight Unitholders shall have delivered, or caused to be delivered, to Spartan, lock-up agreements duly executed by such persons;

•        Sunlight shall have delivered, or caused to be delivered, to Spartan, counterpart signatures to the Tax Receivable Agreement executed by the TRA Holders and the Agent (as defined in the Tax Receivable Agreement); and

•        Sunlight and each of the Blocker Holders shall have delivered, or caused to be delivered, to Spartan counterpart signatures of Sunlight and the Blocker Holders to the Investor Rights Agreement.

Sunlight, FTV Blocker and Tiger Blocker

The obligations of Sunlight, FTV Blocker and Tiger Blocker to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) by Sunlight of the following additional conditions:

•        the representations and warranties of Spartan and the Spartan Subsidiaries, in most instances disregarding qualifications contained therein relating to materiality or Spartan Material Adverse Effect (as defined below), must be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the performance and compliance in all material respects by Spartan and each of the Spartan Subsidiaries with their respective covenants under the Business Combination Agreement;

•        Spartan shall have delivered to Sunlight a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions in the Business Combination Agreement;

•        Spartan shall have delivered to Sunlight a secretary’s certificate, dated the Closing Date, certifying as to the resolutions of Spartan’s and the Spartan Subsidiaries’ respective board of directors or board of managers, as applicable, unanimously authorizing and approving the Business Combination Agreement and the Business Combination and respective stockholders or members, as applicable, authorizing and approving the Business Combination Agreement and the Business Combination;

•        the shares of Class A Common Stock issuable in connection with the Business Combination shall have been approved for listing on the NYSE or another national securities exchange mutually agreed to by the parties, as of the Closing Date, subject only to official notice of issuance;

•        after giving effect to the exercise of any Redemption Rights by stockholders of Spartan and the closing of the PIPE Financing, the payment of any Spartan and Sunlight unpaid transaction expenses incurred in connection with the Business Combination and the PIPE Financing, as described in the Business Combination Agreement, on the Closing Date and the satisfaction of the Minimum Retained Cash Condition (defined below), the Total Cash Consideration shall be an aggregate amount no less than $375,000,000;

•        after giving effect to the payment by Spartan of any Spartan and Sunlight transaction expenses incurred in connection with the Business Combination and the PIPE Financing and excluding the amount of the Total Cash Consideration, the amount of Spartan Cash shall be no less than $50,000,000;

•        Spartan shall have delivered, or caused to be delivered, to Sunlight a certificate setting forth, among other things, as of immediately prior to the OpCo Merger Effective Time, (i) the amount of Spartan Cash as of the Reference Time and (ii) all expenses of Spartan and the Spartan Subsidiaries incurred in connection with the Business Combination and the PIPE Financing, as described in the Business Combination Agreement;

•        Spartan shall have delivered, or caused to be delivered, to the Blocker Holders and the Unblocked Sunlight Unitholders counterpart signatures of the Tax Receivable Agreement executed by Spartan;

•        Spartan shall have delivered, or caused to be delivered, to Sunlight counterpart signatures to the director and officer indemnification agreements executed by Spartan;

•        Spartan shall have delivered, or caused to be delivered, to Sunlight and each of the Blocker Holders counterpart signatures of Spartan and Sponsor to the Investor Rights Agreement;

•        Spartan shall have caused MergerCo2 to elect to be taxed as a corporation; and

•        no Spartan Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the OpCo Merger Effective Time.

Regulatory Matters

Neither Spartan nor Sunlight is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as required (a) under the HSR Act and (b) in connection with certain state-level licenses held by Sunlight. The parties filed a pre-merger notification under the HSR Act on February 2, 2021. Sunlight will seek the required approval from the Connecticut Department of Banking, Consumer Credit Division and will give the required notice to each of (i) Massachusetts Division of Banks, (ii) New Jersey Department of Banking and Insurance Licensing Services Bureau, (iii) Oregon Division of Financial Regulation Licensing Section, (iv) Tennessee Department of Financial Institutions and (v) Vermont Department of Financial Regulation. It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

Litigation Relating to the Business Combination

On April 7, 2021, a lawsuit was filed in the Supreme Court of the State of New York by a purported Spartan stockholder in connection with the Business Combination: Boiron v. Spartan Acquisition Corp. II et. al., Index No. 652310/2021 (Sup. Ct. N.Y. Cnty.). Separately, on April 15, 2021, a lawsuit was filed in the United States District Court for the Southern District of New York by a purported Spartan stockholder in connection with the Business Combination: Gonzalez v. Spartan Acquisition Corp. II et al., Case No. 1:21-cv-02896 (S.D.N.Y.). The complaints name Spartan and certain current and former members of the Spartan Board as defendants. The complaints allege, among other things, that this proxy statement/prospectus is misleading and/or omits material information concerning the Business Combination and that, as a result, the members of the Spartan Board breached their fiduciary duties. The Gonzalez complaint also alleges that all defendants violated Section 14(e) of the Exchange Act and that the members of the Spartan Board violated Section 20(a) of the Exchange Act. The complaints generally seek injunctive relief, unspecified damages and an award of attorneys’ and experts’ fees, among other remedies. The defendants believe the claims asserted in each of the complaints are without merit.

Related Agreements

Sunlight Support Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, certain Sunlight Unitholders whose approval is sufficient to approve and adopt the Business Combination Agreement and the Business Combination on behalf of the Sunlight Unitholders in accordance with the Existing Sunlight LLC Agreement, entered into a support agreement, pursuant to which, among other things, such Sunlight Unitholders agreed to execute and deliver a written consent approving the Business Combination Agreement and the Business Combination within two business days after the effectiveness of this Registration Statement and to vote in favor of the approval and adoption of the Business Combination Agreement and the Business Combination.

Founders Stock Agreement

In connection with the entry into the Business Combination Agreement, but effective immediately prior to the Closing, Spartan, the Sponsor, and the other holders of Founder Shares entered into the Founders Stock Agreement, pursuant to which, among other things, subject to and effective immediately prior to the Closing, the Sponsor agreed to surrender up to 25% of the Founder Shares held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender will occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan.

Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on January 23, 2021, Spartan, the Sponsor and each member of the Spartan Board entered into the Letter Agreement Amendment (the “Letter Agreement Amendment”), which amended that certain letter agreement, dated as of November 24, 2020, by and among Spartan, the Sponsor and each member of the Spartan Board (the “Letter Agreement”) effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Letter Agreement as follows:

•        80% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the consummation of a Business Combination (as defined in the Letter Agreement)) held by it, him or her will be restricted from Transfer (as defined in the Letter Agreement Amendment) until the one-year anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property; and

•        20% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the consummation of a Business Combination) held by it, him or her will be restricted from Transfer until the six-month anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property.

Indemnity Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub, Sunlight, FTV Blocker Holder, FTV Blocker and Tiger Blocker entered into an Indemnity Agreement, pursuant to which, from and after the Closing through the date that is the date that is thirty (30) days following the later of the (i) termination of the applicable statute of limitations period and (ii) the completion of any relevant tax proceedings, FTV Blocker Holder agreed to promptly indemnify, reimburse and defend in full and hold harmless Spartan, the Blockers, their respective affiliates, successors and their respective officers, directors, employees and agents from and against any and all income taxes (net of any insurance proceeds recovered by such indemnified parties) imposed on or with respect to FTV Blocker (or its transferee) for any pre-Closing tax period by offsetting such obligations against any amounts otherwise due to FTV Blocker Holder (x) under the Tax Receivable Agreement or (y) any proceeds thereof.

Investor Rights Agreement

In connection with the Closing, Spartan, the Sponsor, Tiger, FTV Blocker Holder and certain holders party thereto (collectively, the “IRA Holders”), will enter into the Investor Rights Agreement, pursuant to which, among other things, (a) that certain Registration Rights Agreement, dated November 24, 2020, will be terminated, (b) certain resale registration rights will be granted with respect to (i) the private placement warrants (including any shares of Class A Common Stock issued or issuable upon the exercise of any such private placement warrants), (ii) any outstanding shares of Class A Common Stock held by an IRA Holder at any time, whether held on the date of the Investor Rights Agreement or acquired after the date of the Investor Rights Agreement, (iii) any equity securities (including the shares of Class A Common Stock issued or issuable upon the exercise of any such equity security) of Spartan issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to Spartan by an IRA Holder, (iv) any shares of Class A Common Stock issued or issuable upon exchange of Sunlight Class EX Units and Class C Common Stock issued to an IRA Holder under the Business Combination Agreement and (v) any other equity security of Spartan issued or issuable with respect to any such shares of Class A Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, and (c) governance rights to certain IRA Holders will be granted.

Furthermore, pursuant to the Investor Rights Agreement, Spartan will agree that, within 30 calendar days after the Closing, Spartan will file with the SEC (at Spartan’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the IRA Holders, and Spartan will use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, Tiger and FTV Blocker Holder can demand up to three underwritten offerings in the aggregate and the Sponsor can demand up to one underwritten offering. Each IRA Holder will be entitled to customary piggyback registration rights.

The Investor Rights Agreement will also provide that upon the Closing, the board of directors of Spartan will consist of nine directors, divided into three classes serving staggered three-year terms. Pursuant to the Investor Rights Agreement, Spartan will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the following nominees to be elected to serve as director on the board of directors of Spartan:

•        if the Sponsor and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by the Sponsor;

•        if FTV Blocker Holder and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by FTV Blocker Holder; and

•        if Tiger and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by Tiger.

In addition, for as long as Sponsor, FTV Blocker Holder or Tiger maintains its nomination rights described above, such person will also have the right to appoint an observer to attend meetings of the board of directors of Spartan, subject to customary limitations.

Lock-Up Agreements

Pursuant to the Business Combination Agreement, at the Closing:

•        Tiger and FTV Blocker Holder have agreed to the same lock-up restrictions applicable to the Sponsor and the Insiders (as defined in the Letter Agreement Amendment) as described above under “Amendment to Letter Agreement;”

•        all Sunlight employees and former employees who, as of immediately after the Closing, will hold 100,000 shares or more of Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, will agree that: (x) 20% of the Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock (as applicable, “Restricted Stock”) held by it, him or her will be subject to lock-up transfer restrictions until the one-year anniversary of the Closing, with the potential for Early Release (as defined below) after six months following the Closing and (y) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 15-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing;

•        certain executives of Sunlight will agree that: (a) 20% of the Restricted Stock held by it, him or her will subject to lock-up transfer restrictions until the 16-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing and (b) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 20-month anniversary of the Closing, with potential for Early Release after 14 months following the Closing; and

•        all other persons who hold equity or equity-based awards in respect of less than 100,000 shares of Restricted Stock as of immediately prior to at the Closing, will agree that 100% of the Restricted Stock held by it, him or her will be subject to subject to lock-up transfer restrictions until the six-month anniversary of the Closing; provided, that with respect to any such person that is not a Sunlight employee, Sunlight will request and use commercially reasonable efforts to obtain such agreement from such person;

where applicable, subject to exceptions to be included in such lock-up agreements for “net settlement” of distributions of Class A Common Stock to holders of certain company awards as contemplated by Section 2.02(e) of the Business Combination Agreement in respect of applicable tax withholding obligations and the ability of the holders of LTIP Units to “sell to cover” any remaining tax obligation.

An “Early Release” shall be achieved if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at the period specified above after the Closing.

Tax Receivable Agreement

At the Closing, Sunlight Financial Holdings will enter into the Tax Receivable Agreement with the TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally will provide for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement (as defined herein) and (ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments Sunlight Financial Holdings makes under the Tax Receivable Agreement. Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any.

If Sunlight Financial Holdings elects to terminate the Tax Receivable Agreement early or if it is terminated early due to Sunlight Financial Holdings’ failure to honor a material obligation thereunder or due to a Change of Control (as defined in the Tax Receivable Agreement), Sunlight Financial Holdings will be required to make a payment equal to the deemed present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement), which amount may substantially exceed the actual cash tax savings realized by Sunlight Financial Holdings. In the case of an early termination upon a Change of Control, such early termination payment may, at Sunlight Financial Holdings’ election, be paid ratably over the two-year period following the Change of Control.

Sunlight A&R LLC Agreement

Immediately following the OpCo Merger Effective Time and in connection with the Closing, Sunlight, Sunlight Financial Holdings, Spartan Sub and certain members named therein will enter into the Sunlight A&R LLC Agreement, pursuant to which, among other things: (a) Spartan Sub will become the sole managing member of Sunlight, (b) the Existing Sunlight Units will be recapitalized into Sunlight Class X Units and Sunlight Class EX Units and (c) each Sunlight Class EX Unit holder will have certain redemption rights to cause Sunlight to acquire all or a portion of its Sunlight Class EX Units (together with the corresponding number of shares of Class C Common Stock) for, at Sunlight’s election (i) shares of Class A Common Stock on a one-for-one basis or (ii) cash.

Proposed Second A&R Charter

Pursuant to the terms of the Business Combination Agreement, prior to the Closing and the OpCo Merger Effective Time, we will amend and restate our Charter to, among other things, (a) to increase the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share, from (i) 271,000,000 shares, consisting of 270,000,000 shares of Common Stock, including 250,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of Preferred Stock, to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; (b) to specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure; (c) to make certain other changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provision that Spartan elects not to be subject to Section 203 of the DGCL and certain other changes; (d) to require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws; and (e) to require, except as otherwise provided in the Proposed Second A&R Charter, including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter.

For more information about the amendments to our Charter, see the section entitled “Proposal No. 2 — The Charter Proposals.”

PIPE Financing

In connection with the execution of the Business Combination Agreement, on January 23, 2021, we entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and we agreed to sell to the Subscribers, an aggregate of 25,000,000 PIPE Shares for a purchase price of $10.00 per share and an aggregate purchase price of $250,000,000, in a private placement.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place immediately prior to or substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. The purpose of the PIPE Financing is to raise additional capital for use by Sunlight Financial Holdings following the Closing.

Pursuant to the Subscription Agreements, Spartan agreed that, within 30 calendar days after the consummation of the Business Combination, it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Sunlight Financial Holdings will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

For more information about the Subscription Agreements, see the subsection entitled “The Business Combination — Related Agreements — PIPE Financing.”

Interests of Certain Persons in the Business Combination

Interests of Sunlight Directors and Officers

In considering whether to adopt the Business Combination Agreement by executing and delivering a written consent, Sunlight members should be aware that aside from their interests as members, Sunlight’s officers and the directors on the Current Sunlight Board have interests in the Business Combination that are different from, or in addition to, those of other Sunlight members generally. Sunlight members should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things, the fact that:

•        The following executive officers of Sunlight are expected to be appointed as executive officers of Sunlight Financial Holdings following the consummation of the Business Combination: Matthew Potere, Barry Edinburg, Timothy Parsons, Nora Dahlman and Scott Mulloy;

•        Each of Messrs. Potere, Edinburg, Parsons and Mulloy and Ms. Dahlman are expected to enter into a New Sunlight Employment Agreement that will become effective on or soon after the Closing, the material terms of which are described below under “Executive Compensation — Executive Compensation After Closing — New Employment Agreements for Named Executive Officers”;

•        Messrs. Potere, Edinburg, Parsons and Mulloy and Ms. Dahlman are each expected to receive equity awards under the 2021 Plan following the approval of the 2021 Plan and the Closing; the amounts and terms of such equity awards will be determined by the Compensation Committee in its sole discretion, as described below under “Executive Compensation — Executive Compensation After Closing”;

•        The following members of the Current Sunlight Board are expected to be appointed as members of the New Sunlight Financial Holdings Board following the consummation of the Business Combination: Matthew Potere, Brad Bernstein and Emil W. Henry, Jr.; and

•        The executive officers of Sunlight and members of the Current Sunlight Board are holders of, or affiliated with entities that are holders of, Sunlight equity interests and in such capacity will be entitled to receive the consideration payable in the Business Combination to all holders of such equity interests.

Interests of Sponsor and Spartan Directors and Officers

In considering the recommendation of the Spartan Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that our Sponsor holds 9,900,000 private placement warrants that would expire worthless if an Initial Business Combination is not consummated;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of the shares of our Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000 of expenses on our behalf in exchange for 8,625,000 Founder Shares, including 100,000 Founder Shares that were subsequently transferred to our independent directors; and that such securities will have a significantly higher value upon the consummation of the Business Combination, which, if unrestricted and freely tradable, would be valued at approximately $86.1 million, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021, and assuming no surrender of any Founder Shares pursuant to the Founders Stock Agreement, as further described herein;

•        if the Trust Account is liquidated, including in the event we are unable to complete an Initial Business Combination within the 27 months from the closing of the IPO, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than our independent registered public accounting firm) for services rendered or products sold to us or (b) a prospective target business with which we have entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•        the fact that our independent directors own an aggregate of 100,000 Founder Shares that were transferred from the Sponsor, which, if unrestricted and freely tradeable, would be valued at approximately $998,000, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with their activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an Initial Business Combination is not completed.

Reasons for the Approval of the Business Combination

After careful consideration, the Spartan Board unanimously recommends that our stockholders vote “FOR” the approval of the Business Combination Proposal.

For a more complete description of our reasons for the approval of the Business Combination and the recommendation of the Spartan Board, see the subsection entitled “The Business Combination — The Spartan Board’s Reasons for the Approval of the Business Combination.”

Redemption Rights

Under our Charter, in connection with the Business Combination, holders of our Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to us to pay our franchise and income taxes, by (b) the total number of shares of Class A Common Stock issued in the IPO; provided, that we will not redeem any public shares to the extent that such redemption would result in Spartan having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. As of March 31, 2021, this would have amounted to approximately $10.00 per share. Under our Charter, in connection with an Initial Business Combination, a public stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking Redemption Rights with respect to more than 15% of the public shares. In order to determine whether a stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder, Spartan will require each public stockholder seeking to exercise Redemption Rights to certify to Spartan whether such stockholder is acting in concert or as a group with any other stockholder.

If a holder exercises its Redemption Rights, then such holder will be exchanging its shares of Class A Common Stock for cash, will no longer own shares of Class A Common Stock and will not participate in our future growth, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. See the subsection entitled “Special Meeting of Spartan Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Ownership of Sunlight Financial Holdings After the Closing

The securities of Sunlight Financial Holdings will consist of the following after the closing:

1.      Class A Common Stock, which will have both voting and economic rights. Holders of the Class A Common Stock will consist of the Blocker Holders, the LTIP Unitholders, the public stockholders, the New PIPE Investors and the initial stockholders.

2.      Class C Common Stock, which will have only voting rights. Holders of the Class C Common Stock will consist of Unblocked Sunlight Unitholders.

3.      Spartan Warrants (including public warrants and private placement warrants), which will be exercisable for shares of Class A Common Stock as described elsewhere in this proxy statement/prospectus. The Holders of the Spartan Warrants will consist of the public warrantholders and our sponsor.

Please also see the section entitled “Description of Securities” for further information on the securities of Sunlight Financial Holdings.

The securities of Sunlight will consist of the following after the closing:

1.      Class EX Units and Class X Units, which will have economic rights only. Holders of the Class EX Units and Class X Units will consist of the Unblocked Sunlight Unitholders and Sunlight Financial Holdings, respectively.

2.      To the extent not exercised prior to Closing, Sunlight Warrants, which will be exercisable for Class EX Units, which may be immediately exchanged for shares of Class A Common Stock pursuant to the Sunlight A&R LLC Agreement. Holders of the Sunlight Warrants will consist of a direct channel capital provider, an indirect channel capital provider and a former corporate lender.

3.      Warrants of Sunlight that correspond to the outstanding warrants of Sunlight Financial Holdings.

The remainder of this disclosure assumes the Sunlight Warrants are exercised prior to Closing.

We anticipate that, upon completion of the Business Combination, the ownership of Sunlight Financial Holdings and Sunlight will be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock and the LTIP Unitholders combined with the holders of Sunlight Warrants assuming such holders exercise and subsequently exchange the Sunlight Units received upon such exercise for Class A Common Stock, will own 3,904,779 shares of our Class A Common Stock, representing an approximate 26.6% and 4.0% economic interest, respectively, and an approximate 19.3% and 2.9% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing a 0.0% economic interest and an approximate 27.3% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 27.3% economic interest in Sunlight;

•        the public stockholders will own 34,500,000 shares of our Class A Common Stock, representing an approximate 35.2% economic interest and an approximate 25.6% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 25.5% economic interest and an approximate 18.5% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 8,625,000 shares of our Class A Common Stock, representing an approximate 8.8% economic interest and an approximate 6.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 98,124,539 Sunlight Class X Units representing an approximate 72.7% economic interest in Sunlight;

The ownership percentages with respect to Sunlight Financial Holdings set forth above (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021, (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and Class C Common Stock or the Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan. As a result of the Business Combination, the economic and voting interests of our public stockholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 13,200,000 shares of Class A Common Stock are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii)–(vi) and (b) remain true, the ownership of Sunlight Financial Holdings and Sunlight upon the Closing will be as follows:

•        the Blocker Holders will own 31,251,210 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 4,676,382 shares of our Class A Common Stock, representing an approximate 34.7% and 5.2% economic interest, respectively, and an approximate 23.3% and 3.5% voting interest, respectively in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 44,072,408 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 32.9% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 32.9% economic interest in Sunlight;

•        the public stockholders will own 21,300,000 shares of our Class A Common Stock, representing an approximate 23.7% economic interest and an approximate 15.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 27.8% economic interest and an approximate 18.6% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 7,800,000 shares of our Class A Common Stock, representing an approximate 8.7% economic interest and an approximate 5.8% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 90,027,592 Sunlight Class X Units representing an approximate 67.1% economic interest in Sunlight;

If the facts are different than the above assumptions, the percentage ownership retained by Spartan’s existing stockholders in Sunlight Financial Holdings following the Business Combination will be different. For example, if we assume that all 17,250,000 public warrants that are outstanding and all 9,900,000 private placement warrants that are outstanding were exercisable and exercised following completion of the Business Combination and further assume that no public stockholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of Sunlight Financial Holdings and Sunlight would be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 3,904,779 shares of our Class A Common Stock, representing an approximate 20.8% and 3.1% economic interest, respectively, and an approximate 16.1% and 2.4% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 22.7% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 22.7% economic interest in Sunlight;

•        the public stockholders will own 51,750,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all public warrants), representing an approximate 41.3% economic interest and an approximate 31.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 20.0% economic interest and an approximate 15.4% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 18,525,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all private placement warrants), representing an approximate 14.8% economic interest and an approximate 11.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 125,274,539 Sunlight Class X Units representing an approximate 77.3% economic interest in Sunlight.

Please see the subsection entitled “Description of Securities — Warrants” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Organizational Structure

The following diagram illustrates the organizational structure of Spartan immediately prior to the Closing.

The following diagram illustrates the organizational structure of Sunlight immediately prior to giving effect to the assumption that all warrants for Sunlight Units are exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing:

Blocker Holders
Unblocked Sunlight Unitholders
Sunlight Warrant Holders
100%
515,458 Existing Sunlight Units
FTV Blocker + Tiger Blocker
Warrants for 21,884 Existing Sunlight Units
565,135 Existing Sunlight Units
Sunlight Financial LLC

The following three diagrams illustrate possible ownership structures of Sunlight Financial Holdings immediately following the Closing, each based on a different set of assumptions as specified below.

____________

(A)     The equity interests shown in the diagram below (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021, (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and Class C Common Stock or the Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan.(1)

Initial Stockholders
Public Securityholders
New PIPE Investors
Blocker Holders
LTIP Unitholders and Sunlight Warrants
Unblocked Sunlight Unitholders
8.8%
6.4%
35.2%
25.6%
25.5%
18.5%
26.6%
19.3%
4.0%
2.9%
0.0%
27.3%
Class A Common Stock + private placement warrants
Class A Common Stock + public warrants
Class A Common Stock
Class A Common Stock
Class A Common Stock
Class C Common Stock
27.3%
Sunlight Class EX Units
Sunlight Financial Holdings Inc.
Holdings I + Holdings II
Spartan Sub
Managing Member + Sunlight Class X Units + Warrants corresponding to Spartan Warrants
72.7%
100%
Sunlight Financial LLC
economic percentage
voting percentage

____________

(B)     The equity interests shown in the diagram below assume (i) the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 13,200,000 shares of Class A Common Stock are redeemed and (ii) each other assumption set forth in clauses (a)(ii)-(vi) and (b) of paragraph (A) above remains the same.

____________

(C)     The equity interests shown in the diagram below assume that (i) all 17,250,000 public warrants that are outstanding and all 9,900,000 private placement warrants that are outstanding were exercisable and exercised following completion of the Business Combination, (ii) that no public stockholders elect to have their public shares redeemed and (iii) each other assumption set forth in paragraph (B) above remains the same.

Initial Stockholders
Public Securityholders
New PIPE Investors
Blocker Holders
LTIP Unitholders and Sunlight Warrants
Unblocked Sunlight Unitholders
14.8%
11.4%
Class A Common Stock + private placement warrants
41.3%
31.9%
Class A Common Stock + public warrants
20.0%
15.4%
Class A Common Stock
20.8%
16.1%
Class A Common Stock
3.1%
2.4%
Class A Common Stock
0.0%
22.7%
Class C Common Stock
22.7%
Sunlight Class EX Units
Sunlight Financial Holdings Inc.
Holdings I + Holdings II
Spartan Sub
Managing Member + Sunlight Class X Units + Warrants corresponding to Spartan Warrants
77.3%
100%
Sunlight Financial LLC
economic percentage
voting percentage

Board of Directors of Sunlight Financial Holdings Following the Business Combination

Spartan and Sunlight anticipate that the current executive officers of Sunlight will become the executive officers of Sunlight Financial Holdings upon the Closing. Following the Closing, it is expected that the New Sunlight Financial Holdings Board will expand to nine members, which will initially consist of the following:

•        Matthew Potere, the Chief Executive Officer of Sunlight Financial Holdings;

•        Emil W. Henry, Jr., who will serve as the director nominated by Tiger Parties pursuant to the Investor Rights Agreement as well as Chairman of the New Sunlight Financial Holdings Board;

•        Brad Bernstein, who will serve as the director nominated by FTV Parties pursuant to the Investor Rights Agreement;

•        Jennifer D. Nordquist and Kenneth Shea, individuals appointed by the Sponsor, who shall each qualify as an “independent director” under Rule 303A.02 of the listing standards of the NYSE (or any successor rule) (each, an “Independent Director”); and

•        Jeanette Gorgas, Toan Huynh, Philip Ryan and Joshua Siegel, each an individual designated by the Sunlight equityholders pursuant to the Investor Rights Agreement, each of whom shall qualify as an Independent Director.

We believe our full board of directors, other than those continuing from the prior Sunlight Financial Board (Matthew Potere, Emil W. Henry, Jr. and Brad Bernstein), will meet the independence requirements under the applicable NYSE rules. Please see the section entitled “Management After the Business Combination.”

Pursuant to the Investor Rights Agreement, each of the Sponsor, Tiger Parties, and FTV Parties (each, a “Principal Stockholder”) will have the right to appoint one (1) non-voting board observer (each, a “Board Observer”) for so long as each Principal Stockholder, respectively, is entitled to designate a director of Sunlight Financial Holdings pursuant to the Investor Rights Agreement. Each Board Observer will have the right to (i) attend all meetings of the New Sunlight Financial Holdings Board in a non-voting, observer capacity and (ii) receive copies of all notices, minutes, consents and other materials that Sunlight Financial Holdings provides to the New Sunlight Financial Holdings Board in the same manner as such materials are provided to the New Sunlight Financial Holdings Board, subject to certain conditions set forth in the Investor Rights Agreement. Each Board Observer will be subject to the same obligations as the members of the New Sunlight Financial Holdings Board with respect to confidentiality and conflicts of interest.

Appraisal Rights

Appraisal Rights of Spartan Stockholders

Appraisal rights are not available to holders of shares of Class A Common Stock and Class B Common Stock in connection with the Business Combination.

Expected Accounting Treatment

The Business Combination will be accounted for under the acquisition method of accounting based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combination (“ASC 805”). Under this method of accounting, Sunlight will be treated as the “acquired” company for financial reporting purposes. See the subsection entitled “The Business Combination — Expected Accounting Treatment.”

Other Proposals

In addition to the proposal to approve and adopt the Business Combination Agreement and the Business Combination, our stockholders will be asked to vote on proposals to amend and restate our Charter to, among other things, (a) to increase the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share, from (i) 271,000,000 shares, consisting of 270,000,000 shares of Common Stock, including 250,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of Preferred Stock, to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; (b) to specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure; (c) to make certain other changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provision that Spartan elects not to be subject to Section 203 of the DGCL and make certain other changes that the Spartan Board deems appropriate for a public operating company; (d) to require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws; and (e) to require, except as otherwise provided in the Proposed Second A&R Charter, including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter. A copy of the Proposed Second A&R Charter reflecting the proposed amendments pursuant to the Charter Proposals is attached to this proxy statement/prospectus as Annex B. For more information about the Charter Proposals, see the section entitled “Proposal No. 2 — The Charter Proposals.”

In addition, our stockholders will be asked to vote on (a) a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of up to (i) an aggregate of 115,000,000 shares of Class A Common Stock, including, without limitation, shares of Class A Common Stock to be issued (A) in connection with the Business Combination, (B) to the investors in the PIPE Financing, which shall occur immediately prior to or substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement, and (C) as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise); and (ii) an aggregate of 50,000,000 shares of Class C Common Stock in connection with the Business Combination, (b) a proposal to approve and adopt the 2021 Plan, (c) a proposal to approve and adopt the ESPP, (d) a proposal to elect nine directors to serve staggered terms on our board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal and (e) a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal.

See the sections entitled “Proposal No. 3 — The NYSE Proposal,” “Proposal No. 4 — The 2021 Plan Proposal,” “Proposal No. 5 — The ESPP Proposal,” “Proposal No. 6 — The Director Election Proposal” and “Proposal No. 7 — The Adjournment Proposal” for more information.

Date, Time and Place of Special Meeting

The special meeting will be held at 11:00 a.m., Eastern time, on July 8, 2021, via live webcast at the following address: https://www.cstproxy.com/spartanspacii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the virtual special meeting if you owned shares of our Class A Common Stock or Class B Common Stock, at the close of business on June 1, 2021, which is the record date for the special meeting. You are entitled to one vote for each share of our Class A Common Stock or Class B Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 43,125,500 shares of Class A Common Stock and Class B Common Stock outstanding in the aggregate, of which 34,500,000 were public shares and 8,625,000 were Founder Shares held by the initial stockholders.

Proxy Solicitation

Proxies may be solicited by mail. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares online if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the subsection entitled “Special Meeting of Spartan Stockholders — Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if holders of shares of outstanding Common Stock of Spartan representing a majority of the voting power of all outstanding shares of our Class A Common Stock and Class B Common Stock entitled to vote at such meeting attend virtually or are represented by proxy at the special meeting. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting, voting as a single class.

Accordingly, a stockholder’s failure to vote (online or by proxy) at the special meeting will have no effect on the outcome of any vote on the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Adjournment Proposal, but will have the same effect as a vote “AGAINST” the Charter Proposals.

Approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting. This means that the nine director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. Assuming a valid quorum is established, abstentions will have no effect on the Director Election Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. The Charter Proposal, 2021 Plan Proposal, the ESPP Proposal and the Director Election Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to Spartan Stockholders

The Spartan Board believes that each of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal is in the best interests of Spartan and our stockholders and unanimously recommends that our stockholders vote “FOR” each Proposal (or in the case of the Director Election Proposal, “FOR ALL NOMINEES”) being submitted to a vote of the stockholders at the special meeting. For more information, see the sections entitled “Proposal No. 2 — The Charter Proposals,” “Proposal No. 3 — The NYSE Proposal,” “Proposal No. 4 — The 2021 Plan Proposal,” “Proposal No. 5 — The ESPP Proposal,” “Proposal No. 6 — The Director Election Proposal” and “Proposal No. 7 — The Adjournment Proposal.”

When you consider the recommendation of the Spartan Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. Please see the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination.”

Summary Risk Factors

In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to Sunlight’s business and industry and the Business Combination are summarized below.

•        Sunlight has incurred net losses in the past, and Sunlight may be unable to sustain profitability in the future.

•        The ongoing COVID-19 pandemic and other health epidemics and outbreaks could adversely affect Sunlight’s business, results of operations and financial condition.

•        If Sunlight fails to manage its operations and growth effectively, Sunlight may be unable to execute its business plan, maintain high levels of customer services and support or adequately address competitive challenges.

•        Sunlight may in the future expand to new industry verticals outside of the U.S. solar system and home improvement industries, and failure to comply with applicable regulations, accurately predict demand or growth, or build a process valued in those new industries could have an adverse effect on Sunlight’s business.

•        To the extent that Sunlight seeks to grow through future acquisitions, or other strategic investments or alliances, Sunlight may not be able to do so effectively.

•        A material reduction in the retail price of electricity charged by electric utilities, other retail electricity providers or other energy sources as compared to potential savings for purchasing and using a solar system or an increase in pricing for purchasing and using a solar system above the cost of other energy sources could result in a lower demand for solar systems, which could have an adverse impact on Sunlight’s business, results of operations and financial condition.

•        Sunlight’s inability to compete successfully or maintain or improve Sunlight’s market share and margins could adversely affect its business.

•        Disruptions in the operation of Sunlight’s computer systems and those of its critical third-party service providers and capital providers could have an adverse effect on Sunlight’s business.

•        Sunlight’s growth is dependent on its contractor network, and its failure to retain or replace existing contractors or to grow its contractor network or the number of Sunlight loans offered through its existing network could adversely impact Sunlight’s business.

•        Sunlight’s revenue is impacted, to a significant extent, by the general economy and the financial performance of its capital providers and contractors.

•        If assumptions or estimates Sunlight uses in preparing its financial statements are incorrect or are required to change, Sunlight’s reported results of operations, liquidity and financial condition may be adversely affected.

•        While Spartan and Sunlight work to complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities.

•        Sunlight’s management has limited experience in operating a public company.

•        Spartan’s initial stockholders have agreed to vote in favor of the Business Combination, regardless of how Spartan’s public stockholders vote.

•        The Sponsor, certain members of the Spartan Board and its officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination.

•        Spartan and/or Sunlight may waive one or more of the conditions to the Business Combination.

•        Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

•        The Spartan Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

•        A significant portion of Spartan’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of its Class A Common Stock to drop significantly, even if its business is doing well.

•        Spartan’s stockholders will have a reduced ownership and voting interests after the consummation of the Business Combination and will exercise less influence over management.

•        The Sponsor and Spartan’s directors, officers, advisors or any of their respective affiliates may elect to purchase public shares from public stockholders, which may influence the vote of the Business Combination and reduce the public “float” of the Class A Common Stock.

•        If Spartan’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

RISK FACTORS

The following risk factors will apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Sunlight and our business, financial condition and prospects following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition.

Risks Related to Sunlight’s Business

The following discussion should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight,” and the financial statements of Sunlight and notes to the financial statements included herein.

Sunlight has incurred net losses in the past, and Sunlight may be unable to sustain profitability in the future.

Sunlight commenced operations as a “start-up” in 2015 and incurred net losses while developing its business, including net losses of $6.5 million and $1.1 million for the years ended December 31, 2017 and 2018, respectively (based on financial statements prior to adopting GAAP). These historical net losses were due to a number of factors, including incurring expenses to fund the development of Sunlight’s technology and the build out of its operational capacities (including, in 2018, as associated with the start of Sunlight’s home improvement line of business), obtaining financing and taking other actions associated with scaling a business generally, and lower revenues as Sunlight created its distribution channels through contractor relationships and funding networks for a diverse set of loan products. Sunlight expects to continue to incur substantial expenses as Sunlight expands its loan product offerings and operations and implements additional technology innovations and infrastructure to support its growth. In addition, as a public company, Sunlight will incur significant additional legal, accounting and other expenses that it did not incur as a private company. Sunlight can provide no assurance that its revenue will grow rapidly enough to absorb these expenses or other costs that it may incur. Sunlight’s ability to sustain profitability in both the short term and long term depends on a number of factors, across both its residential energy solar systems (“solar systems”) line of business and its line of business related to home improvements, such as roofing, siding, windows, doors, HVAC systems and insulation (collectively, referred to as “home improvements”), including:

•        Sunlight’s ability to maintain its margins by stabilizing or lowering its cost of capital with its existing funding partners and/or by engaging new capital providers on favorable economic terms to Sunlight;

•        originating increased funded volumes through its existing contractor distribution channels and by adding additional contractors to the network of contractors selling Sunlight’s loan products;

•        expanding the funding commitments of existing capital providers and/or adding new capital providers to fund increasing volumes of credit applications;

•        maintaining a low cost structure by optimizing its operational processes across increasing funded volume; and

•        Sunlight’s continuing ability to remain apace with the point of sale market by continuing to innovate and update its product offerings, services and technology.

Sunlight can provide no assurance that it will be able to sustain or increase its profitability in the future.

The ongoing novel coronavirus (“COVID-19”) pandemic and other health epidemics and outbreaks could adversely affect Sunlight’s business, results of operations and financial condition.

The ongoing COVID-19 pandemic continues to be a rapidly evolving situation. The COVID-19 pandemic and efforts to respond to it have resulted in widespread adverse impacts on the global economy and on Sunlight’s employees, capital providers, contractors, target consumer base, third-party vendors (“vendors”) and other parties with whom Sunlight has business relations. Social distancing guidelines, stay-at-home orders and similar government measures associated with the COVID-19 pandemic, as well as actions by individuals to reduce their potential exposure to the virus, contributed to a decline in credit applications and funded volumes in the first and second quarters of 2020. For solar system loans, Sunlight attributes this decline to a significant disruption to solar systems contractors’ sales model, which prior to such public health orders associated with the COVID-19 pandemic had been to sell solar systems primarily door to door, resulting in a decrease in the number of solar system sales and installations and, consequently, a decrease in credit applications and funded loans. Credit applications and funded loans for home improvements were similarly adversely affected. Sunlight believes that the decline in credit applications and funded loans was primarily attributable to consumers’ efforts to avoid infection in the early periods of the COVID-19 pandemic, as sales for large portions of the market tended to be conducted in person at potential consumers’ homes and at home sales conventions, which were canceled.

In response to the COVID-19 pandemic, Sunlight and its contractors have modified certain business and workforce practices (including those related to solar system sales, installation and servicing solar systems and employee work locations) to conform to government restrictions and best practices encouraged by governmental and regulatory authorities in the markets in which Sunlight offers loan products. Such modifications on the solar systems side, including converting to a technology-based sales model, have largely allowed contractors offering Sunlight loan products to continue to sell and install solar systems and, accordingly, for Sunlight to continue to offer related loans. The home improvement market remains less able to convert to a technology-based sales process due primarily to the smaller average size of the contractor participants, which means that Sunlight’s home improvement credit applications and funded loan volumes have not recovered, and may not recover in the future, to the same degree as they have in connection with its solar systems line of business. If the COVID-19 pandemic or other health epidemic or outbreaks are significantly prolonged, or more stringent health and safety guidelines are adopted (e.g., travel bans, border closures, quarantines, stay-at-home orders and business shutdowns, etc.), Sunlight and its solar systems contractors’ ability to continue selling and installing solar systems and home improvements may be adversely impacted, which could have a corresponding adverse impact on solar system and home improvement credit applications for Sunlight loans and Sunlight funded loans and could have a material adverse effect on Sunlight’s business, cash flows, liquidity, financial condition and results of operations.

Worsening economic conditions could result from the continued spread of the COVID-19 pandemic and the potential for related public health measures, as described above. The effects of the economic downturn associated with the COVID-19 pandemic, and other economic factors, may increase unemployment and reduce consumer credit ratings and credit availability, which may adversely affect Sunlight’s ability to originate new loans as forecasted and/or that are of the credit quality desired by Sunlight’s capital providers. Such an outcome could cause Sunlight’s capital providers to increase pricing to adjust for increased credit risk in a down economy and thereby erode Sunlight’s margins and negatively impact Sunlight’s future financial performance and the price of the Sunlight Financial Holdings’ Class A Common Stock. Finally, if solar system and/or home improvement supply chains become significantly disrupted due to additional outbreaks of the COVID-19 pandemic or other health epidemics or outbreaks or because more stringent health and safety guidelines are implemented, the ability of its contractors to sell or install solar systems or to sell or complete home improvements could be adversely impacted.

Sunlight is currently unable to predict the full impact that the COVID-19 pandemic will have, directly or indirectly, on its partners, supply channels, the capital markets generally or otherwise, or on Sunlight’s business, cash flows, liquidity, financial condition and results of operations. The ultimate impact will depend on future developments, including, among other things, the efficacy of full administration of the COVID-19 vaccines, the ultimate duration of the COVID-19 pandemic, the depth and duration of the economic downturn and other economic effects of the COVID-19 pandemic, the consequences of governmental and other measures designed to prevent the spread of the COVID-19 pandemic, actions taken by governmental authorities, capital providers, contractors, vendors and other parties with whom Sunlight has business relations, Sunlight’s ability and the ability of its capital providers, contractors, target consumer base, vendors and other parties with whom Sunlight has business relations to adapt to operating in a changed environment, and the timing and extent to which normal economic and operating conditions resume.

If market demand for solar systems does not continue to develop as anticipated by Sunlight or takes longer to develop than Sunlight anticipates, Sunlight may not be able to originate loans for the purchase and installation of solar systems at the rate anticipated and incorporated into Sunlight’s forecast.

The solar systems market is at a relatively early stage of development. If market demand for solar systems fails to continue to develop sufficiently or takes longer to develop than Sunlight anticipates, Sunlight may be unable to facilitate the origination of loans for the purchase and installation of solar systems to grow its business at the rate Sunlight anticipates in its forecast.

Many factors may affect the demand for solar systems, including the following:

•        monthly and/or lifetime savings potential of purchasing and using a solar system, which is associated with the availability of (i) residential solar support programs, including government targets, subsidies, incentives in the form of tax credits, grants or similar programs, renewable portfolio standards and residential net metering rules and (ii) cost efficient equipment and solar loans on terms favorable to the consumers;

•        the relative pricing of other conventional and non-renewable energy sources, such as natural gas, coal, oil and other fossil fuels, wind, utility-scale solar, nuclear, geothermal and biomass;

•        performance, reliability and availability of energy generated by solar systems compared to conventional and other non-solar renewable energy sources;

•        availability and performance of energy storage technology, the ability to implement such technology for use in conjunction with solar systems and the cost competitiveness such technology provides to consumers as compared to costs for those consumers reliant on the conventional electrical grid or other sources of energy;

•        general economic conditions and the level of interest rates available to consumers to finance the purchase of solar systems and home improvements; and

•        the desirability of relying principally on renewable energy resources.

Sunlight cannot be certain if historical growth rates reflect future opportunities in the solar industry or whether growth anticipated by Sunlight will be fully realized. The failure or delay of solar systems to continue on a path towards increasing adoption could have a material adverse effect on Sunlight’s business, results of operations and financial condition.

If Sunlight fails to manage its operations and growth effectively, Sunlight may be unable to execute its business plan, maintain high levels of customer service and support or adequately address competitive challenges.

Sunlight has experienced significant growth in recent periods measured by, among others, funded volumes, and Sunlight intends to continue the efforts to expand its business. This growth has placed, and any future growth may place, a strain on Sunlight’s management, operational and financial infrastructure. Sunlight’s growth requires its management to devote a significant amount of time and effort to maintain and expand its relationships with contractors, capital providers and other third parties, creating innovative new lending products that offer attractive financing options to consumers, improving its credit analysis and decisioning processes, arranging financing for Sunlight’s growth and managing its expansion into new markets.

In addition, Sunlight’s current and planned operations, personnel, information technology and other systems and procedures might be inadequate to support its future growth and may require Sunlight to make additional unanticipated investments in its infrastructure. Sunlight’s success and ability to further scale its business will depend, in part, on its ability to manage these changes in a cost-effective and efficient manner.

If Sunlight cannot manage its operations to meet the demands of its growth, Sunlight may be unable to meet market expectations regarding growth, opportunity and financial targets, take advantage of market opportunities, execute its business strategies successfully or respond to competitive pressures. This could also result in declines in the attractiveness or quality of the lending options that Sunlight provides, declines in consumer satisfaction, weakening of Sunlight’s relationships with its network of contractors, increased operational costs or lower margins on loans Sunlight originates or other operational difficulties. Any failure to effectively manage Sunlight’s operations and growth could adversely impact its reputation, business, financial condition, cash flows and results of operations.

During the period from March 31, 2020 to March 31, 2021, Sunlight funded approximately 9% of its total solar system loan volume and, during the period from March 31, 2020 to March 31, 2021, 100% of its home improvement loan volume through a bank partnership arrangement. Pursuant to the terms of that arrangement, Sunlight must arrange for the sale of the loans to a third party within 180 days from origination for solar system loans and, beginning on August 1, 2021, for certain home improvement loans that have been on its bank partner’s balance sheet for greater than 12 months, subject to certain exceptions. If Sunlight is not able to arrange these sales, Sunlight may be required to purchase all or a portion of these loans, which could have a material adverse impact on Sunlight’s liquidity and financial condition and the stock price of Sunlight Financial Holdings. Sunlight is also required to purchase solar system loans funded through its bank partnership arrangement if those loans are charged off and home improvement loans funded through its bank partner if those loans are more than 60 days delinquent. A significant downturn in the performance of Sunlight-facilitated loans that are originated by Sunlight’s bank partner could have a material adverse impact on Sunlight’s liquidity and financial condition.

Currently a portion of solar system loans originated through Sunlight’s Platform and all home improvement loans originated through Sunlight’s Platform are funded by Sunlight’s bank partnership arrangement whereby loans are originated by Sunlight’s bank partner but held for sale to a third party. The terms of Sunlight’s bank partnership arrangement provide that such sales must occur within a certain period of time, subject to certain exceptions (180 days from origination for solar system loans and, with respect to certain home improvement loans that have been on its bank partner’s balance sheet for greater than 12 months, beginning on August 1, 2021). While Sunlight has not been required to date to purchase solar system loans from its bank partner due to the expiration of Sunlight’s bank partner’s agreed hold period, Sunlight cannot be certain that fluctuations in the credit markets or other market, regulatory or business factors will not impede Sunlight’s ability to source such third-party purchasers in the future, which could result in Sunlight being required to purchase all or part of unsold solar system loans. Sunlight’s arrangements with its bank partner also require that Sunlight purchase solar loans when subject to charge-off by Sunlight’s bank partner, and with respect to home improvement, any loan that becomes 60 days delinquent. For the year ended December 31, 2020, Sunlight repurchased and wrote off 49 loans from its bank partner, totaling $1.1 million, associated with the repurchase obligation concerning charge-offs and delinquencies. For the three months ended March 31, 2021, Sunlight repurchased and wrote off 34 loans from its bank partner, totaling $0.8 million, associated with the repurchase obligation concerning charge-offs and delinquencies. Sunlight acts as the administrator for its bank partner’s portfolio of Sunlight-facilitated loans, and Sunlight has access to comprehensive daily reporting regarding those loans, which allows it to track the status of loans, including days from origination, and monitors the performance of those loans on a loan-level basis.

Sunlight has entered into committed indirect funding program agreements with capital providers for the purchase of solar system and home improvement loans from Sunlight’s bank partner; however, these agreements require periodic extension and, based on market changes and shifts in credit appetite, Sunlight cannot predict whether these capital providers will elect to continue their commitment in the future. In addition, Sunlight’s indirect funding program agreements contain covenants and agreements relating to the origination of such loans and Sunlight’s financial condition. If Sunlight materially breaches these conditions and fails to cure them in the time allotted, the relevant capital provider may terminate its relationship with Sunlight. Such covenants and agreements generally include, among others, obligations related to funding volumes, concentration limits on certain loan products, Fair Isaac Corporation (“FICO”) score requirements, agreements related to Sunlight’s legal compliance in the origination process, underwriting requirements and milestone or other payment requirements. If an existing indirect capital provider terminates its relationship with Sunlight and Sunlight is unable to procure alternative agreements with new purchaser(s) of solar system and home improvement loans or increase commitments from other existing indirect capital providers in a timely manner and on acceptable terms, or at all, Sunlight’s business and results of operations could be materially and adversely affected.

Sunlight initiated its home improvement business in 2019 and its bank partner has originated approximately $74 million in home improvement loans. In February 2021, Sunlight entered into an indirect funding program agreement with a capital provider for the purchase of up to $400 million in home improvement loans from Sunlight’s bank partnership arrangement over an 18-month period. However, the foregoing agreement represents the sole commitment for the purchase of home improvement loans from Sunlight’s bank partnership arrangement and will require periodic extension; accordingly, based on market changes and shifts in credit appetite, Sunlight cannot predict whether this capital provider will elect to continue its commitment in the future. In addition, Sunlight’s indirect home improvement loan funding program agreement contains covenants and agreements related to the origination of such loans and Sunlight’s financial condition similar to those described in the above paragraph with respect to program agreements for the purchase of solar system loans. If Sunlight’s existing indirect home improvement loan capital provider terminates its relationship with Sunlight and Sunlight is unable to procure alternative agreements with new third-party purchaser(s) of home improvement loans in a timely manner and on acceptable terms, or at all, then, beginning on August 1, 2021 Sunlight may be required to purchase any home improvement loans (with certain exceptions) that have been on its bank partner’s balance sheet for greater than 12 months, which could materially and adversely affect Sunlight’s liquidity and financial condition.

Restrictive covenants in certain of Sunlight’s debt agreements could limit its growth and its ability to finance its operations, fund its capital needs, respond to changing conditions and engage in other business activities that may be in Sunlight’s best interests.

Sunlight’s debt agreements impose operating and financial restrictions on Sunlight. These restrictions limit Sunlight’s ability to, among other things:

•        incur additional indebtedness;

•        make investments or loans;

•        create liens;

•        consummate mergers and similar fundamental changes;

•        make restricted payments;

•        make investments in unrestricted subsidiaries;

•        enter into transactions with affiliates; and

•        use the proceeds of asset sales.

Sunlight may be prevented from taking advantage of business opportunities that arise because of the limitations imposed by the restrictive covenants under its corporate debt agreement. The restrictions contained in the covenants could, among other things:

•        limit Sunlight’s ability to plan for, or react to, market conditions or meet capital needs or otherwise restrict Sunlight’s activities or business plan; and

•        adversely affect Sunlight’s ability to finance its operations, enter into acquisitions or divestitures or engage in other business activities that would be in Sunlight’s best interest.

A breach of any of these covenants or Sunlight’s inability to comply with the required financial ratios or financial condition tests could result in a default under Sunlight’s debt agreements that, if not timely cured or waived, could result in acceleration of all indebtedness outstanding thereunder and cross-default rights under other debt arrangements of Sunlight. In addition, in the event of an event of default under Sunlight’s debt facility, the affected lenders could accelerate such indebtedness and require repayment of all borrowings outstanding thereunder. Sunlight cannot be certain that it will have cash available in the future to repay its debt facility in the event that it becomes necessary to do so. If the amounts outstanding under Sunlight’s outstanding indebtedness or any of its other indebtedness, whether now or in the future, were to be accelerated and Sunlight did not have sufficient assets to repay in full the amounts owed to the lenders or to other debt holders, such parties could foreclose on the collateral granted by Sunlight to such debt holders, which could materially adversely affect Sunlight’s liquidity and financial condition or its ability to qualify as a going concern.

The loss of one or more members of Sunlight’s senior management or key employees may adversely affect its ability to implement its strategy.

Sunlight depends on its experienced management team and the loss of one or more key executives, including Sunlight’s Chief Executive Officer or Chief Financial Officer, could have a negative impact on its business. Sunlight also depends on its ability to retain and motivate key employees and to attract qualified new employees.

Sunlight may be unable to replace key members of its management team or key employees if such individuals elect to leave Sunlight. An inability to attract and retain sufficient managerial personnel who have industry experience and relationships could limit or delay Sunlight’s strategic efforts, which could have a material adverse effect on its business, results of operations and financial condition.

Fraudulent activity has become more sophisticated in the financial services industry and, if experienced at a material level by Sunlight or its capital providers in connection with loans originated through Sunlight’s Platform, it could negatively impact Sunlight’s reputation and business. Further, Sunlight could be subject to fraud by internal actors, which could also negatively impact its reputation and business.

Fraud occurs in the financial services industry and has increased as perpetrators become more sophisticated. Sunlight is subject to the risk of fraudulent activity generally perpetrated on participants in the financial markets and with respect to the policies and business practices of contractors, vendors and other third parties handling consumer information. Sunlight has experienced some immaterial fraud where fraudulent actors have obtained consumer personal identifying information in order to obtain fraudulent project payments from Sunlight. Sunlight has adopted increased fraud detection processes in both its commercial risk management and consumer underwriting processes in response to these events and the reported increase of fraud in the financial market. However, Sunlight’s resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud in the future. The level of Sunlight’s fraud charge-offs could increase, and results of operations could be materially adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact Sunlight’s brand and reputation, and negatively impact its business, results of operations and financial condition.

Further, Sunlight cannot be certain that it will not be subject to fraud from internal actors in the future. Any such fraud conducted could have a material negative impact on Sunlight’s reputation or business.

If the consumer underwriting and loan origination processes Sunlight uses contain errors or incorrect inputs from consumers or third parties (e.g., credit bureaus), Sunlight’s reputation and relationships with capital providers and contractors could be harmed. Further, economic changes resulting in increases in default rates could increase Sunlight’s cost of capital.

Sunlight’s ability to attract capital providers on economic terms consistent with its current capital provider funding facilities in part is dependent on Sunlight’s ability to effectively evaluate a consumer’s credit profile and likelihood of default and potential loss in accordance with Sunlight’s capital provider’s origination policies. To conduct this evaluation, Sunlight uses FICO scores and various credit bureau attributes. If any of the credit decisioning attributes Sunlight uses contain errors or the data provided by consumers or third parties (such as credit bureaus) is incorrect or stale, Sunlight’s approvals or denials may be determined inappropriately. Additionally, following the date of the credit report that Sunlight obtains and reviews, a consumer may default on, or become delinquent in the payment of, a pre-existing debt obligation, take on additional debt, lose his or her job or other sources of income, or experience other adverse financial events. If such inaccuracies or events are not detected prior to loan funding, the loan may have a greater risk of default than expected. Greater defaults could damage Sunlight’s reputation and relationships with contractors and capital providers, causing a decrease in Sunlight’s ability to originate loans, or result in an increase to Sunlight’s cost of capital causing a decrease in Sunlight margins.

Further, Sunlight’s cost of capital is also determined in part based on the default averages in Sunlight’s consumer loan borrower portfolio. If general economic conditions worsen significantly, or other events occur, resulting in an increase in delinquencies and defaults by Sunlight’s consumer loan borrowers and Sunlight is not able to adjust its underwriting processes to address the change in credit environment, Sunlight’s cost of capital may increase. Increases in Sunlight’s cost of capital may cause a decrease in Sunlight’s margins and have a material adverse effect on Sunlight’s business, results of operations and financial condition.

Sunlight may in the future expand to new industry verticals outside of the U.S. solar system and home improvement industries, and failure to comply with applicable regulations, accurately predict demand or growth, or build a process valued in those new industries could have an adverse effect on Sunlight’s business.

Sunlight may in the future further expand into other industry verticals. There is no assurance that Sunlight will be able to successfully develop consumer financing products and services that are valued for these new industries. Sunlight’s investment of resources to develop consumer financing products and services for the new industries it enters may either be insufficient or result in expenses that are excessive as compared to the fees or other revenue that Sunlight may earn in launching such vertical. Additionally, Sunlight’s experience is in the U.S. solar system and home improvement industries and, therefore, industry participants in new industry verticals may not be receptive to its financing solutions and Sunlight may face competitors with more experience and resources. The borrower profile of consumers in new verticals may not be as attractive, in terms of average FICO scores or other attributes, as in current verticals, which may make it more difficult for Sunlight to find funding partners for these new verticals. As Sunlight explores additional opportunities, Sunlight can make no assurance that it will be able to accurately forecast demand (or the lack thereof) for a solution or that those industries will be receptive to Sunlight’s loan products or changes in loan products from time to time. Failure to predict demand or growth accurately in new industries could have a materially adverse impact on Sunlight’s business, results of operations and financial condition.

Sunlight’s risk management processes and procedures may not be effective.

Sunlight’s risk management processes and procedures seek to appropriately balance risk and return and mitigate risks, and intend to identify, measure, monitor and control the types of risk to which Sunlight, its contractors and its capital providers are subject, including credit risk, market risk, liquidity risk, strategic risk and operational risk. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. Market risk is the risk of loss due to changes in external market factors such as interest rates. Liquidity risk is the risk that financial conditions are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (e.g., natural disasters), compliance, reputational or legal matters and includes those risks as they relate directly to Sunlight as well as to third parties with whom Sunlight contracts or otherwise does business.

Management of Sunlight’s risks depends, in part, upon the use of analytical and forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, Sunlight may incur unexpected losses or otherwise be adversely affected. In addition, the information Sunlight uses in managing its credit and other risks may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid. There also may be risks that exist, or that develop in the future, that Sunlight has not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If Sunlight’s risk management framework does not effectively identify and control its risks, Sunlight could suffer unexpected losses or be adversely affected, which could have a material adverse effect on its business, results of operations and financial condition.

To the extent that Sunlight seeks to grow through future acquisitions, or other strategic investments or alliances, Sunlight may not be able to do so effectively.

Sunlight may in the future seek to grow its business by exploring potential acquisitions or other strategic investments or alliances. Sunlight may not be successful in identifying businesses or opportunities that meet its acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment is identified, Sunlight may not be successful in completing such acquisition or integrating such new business or other investment in a way that allows Sunlight to realize the full benefits from such acquisition. Sunlight may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than Sunlight does. As a result of such competition, Sunlight may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that Sunlight deems attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous. Any delay or failure on Sunlight’s part to identify, negotiate, finance on favorable terms, consummate and integrate any such acquisition, or other strategic investment, opportunity could impede Sunlight’s growth.

Sunlight’s insurance for certain indemnity obligations to its officers and directors may be inadequate, and potential claims could materially and negatively impact Sunlight’s financial condition and results of operations.

Pursuant to Sunlight’s Certificate of Formation, the Sunlight A&R LLC Agreement and certain indemnification agreements, among various other agreements, Sunlight indemnifies its officers and directors for certain liabilities that may arise in the course of their service to Sunlight. Although Sunlight currently maintains director and officer liability insurance for certain potential third-party claims for which it is legally or financially unable to indemnify them, such insurance may be inadequate to cover certain claims, or may prove prohibitively costly to maintain in the future. If Sunlight were required to pay a significant amount on account of such liabilities, its business, financial condition and results of operations could be materially harmed.

Risks Related to the Solar Energy Generation Industry

A material reduction in the retail price of electricity charged by electric utilities, other retail electricity providers or other energy sources as compared to potential savings for purchasing and using a solar system or an increase in pricing for purchasing and using a solar system above the cost of other energy sources could result in a lower demand for solar systems, which could have an adverse impact on Sunlight’s business, results of operations and financial condition.

Decreases in the retail price of electricity from electric utilities, from other retail electricity providers or other sources of energy, currently existing or as may be developed, including other renewable energy sources, as compared to the potential price of purchasing a solar system using solar system loan financing, could make solar systems less economically attractive to consumers. Reductions in consumer costs associated with traditional or other sources of power may stem from an increase in availability due to an increase in generation of such power sources, a legislated reduction in rates or special programs offered to consumers among other potential industry shifts.

Similarly, an increase in pricing associated with purchasing a solar system financed with a loan as compared to the cost to consumers of other power sources, or the cost to consumers of using a solar system pursuant to solar power purchase agreements or leases, could reduce demand for solar systems. Sunlight’s business has benefited from the declining cost of solar system components, which has been a key driver in consumer adoption of solar systems. To the extent such costs stabilize, decline at a slower rate or increase, Sunlight’s future growth may be negatively impacted. An increase in cost to the consumer purchasing a solar system financed by a loan could be as a result of, among others:

•        a decline in raw materials available to manufacture the various components of solar systems;

•        an increase in tariff penalties or duties on components of solar systems imported from other countries, which could also increase the pricing of components produced domestically associated with an increase in demand for such components;

•        the expiration or unavailability of, or adverse changes in, economic or governmental incentives, including those in the form of tax credits, grants or similar programs, which may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy, or other factors that have the impact of decreasing the ultimate price of purchasing or using a solar system to the consumer;

•        a shortage of skilled labor to install solar systems, which could have the impact of increasing demand on existing skilled labor and increasing the cost of installation of solar systems;

•        an increase in costs associated with contractor infrastructure, including as related to the potential for additional regulation, lawsuits or other unforeseen developments; and

•        an increase in interest rates that Sunlight’s capital providers charge consumers for financing solar systems.

A decrease in the price of traditional power sources or other renewable energy sources that make such sources cost less to the consumer than the purchase of a solar system with loan financing or an increase in prices to purchase a solar system with loan financing could decrease the attractiveness of the purchase and installation of such systems by consumers, which in turn may slow Sunlight’s growth and have an adverse impact on its business and results of operations.

The solar system loan industry and the home improvement industry are subject to seasonality and other industry factors that may cause Sunlight’s operating results and its ability to grow to fluctuate from quarter to quarter and year to year. These fluctuations may cause Sunlight’s future performance to be difficult to predict and cause its operating results for a particular period to fall below expectations.

Sunlight’s quarterly and annual operating results are subject to seasonality and other factors that make them difficult to predict and may fluctuate significantly in the future. Sunlight has experienced seasonal and quarterly fluctuations in the past and expects to experience such fluctuations in the future. Credit applications generally peak for a given year during the summer and are at their lowest point toward the end of the year. Because of the lag between credit applications and installation, fundings generally peak toward the end of the year and are at their lowest point in during the spring. In addition to the other risks described herein, the following factors could cause Sunlight’s operating results to fluctuate:

•        expiration or initiation of any governmental rebates or incentives;

•        significant fluctuations in consumer demand for solar systems and/or home improvements;

•        Sunlight’s contractors’ ability to complete installations of solar systems and/or home improvements in a timely manner;

•        financial market fluctuations that may impact the availability of desirable solar system and/or home improvement loan products for consumers or increase the cost of capital to Sunlight, thereby decreasing Sunlight’s margins;

•        actual or anticipated developments in Sunlight’s competitors’ businesses, technology, loan products, pricing or other initiatives relevant to the solar system or home improvement lending competitive landscape;

•        natural disasters or other weather or meteorological conditions impacting solar system or home improvement industries; and

•        general economic downturns, which could negatively impact the availability of, or cost of, capital, including in response to rising delinquencies and defaults in the market, thereby making it more difficult for Sunlight to originate loans or to do so on economic terms that are favorable to Sunlight.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of Sunlight’s future performance.

Because Sunlight’s business is heavily concentrated on consumer lending in the U.S. solar system and home improvement industries, Sunlight’s results are more susceptible to fluctuations in those markets than a more diversified company would be.

Sunlight’s business currently is concentrated on supporting consumer lending in the U.S. solar system and home improvement industries. As a result, Sunlight is more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company would be, and more specifically as to factors that may drive the demand for solar systems and home improvements. Sunlight’s business concentration could have an adverse effect on its business, results of operations and financial condition.

The industries that Sunlight operates in are highly competitive and are likely to become more competitive. Additionally, if new entrants join these markets who have ready access to cheaper capital, competing successfully would become more difficult for Sunlight. Sunlight’s inability to compete successfully or maintain or improve Sunlight’s market share and margins could adversely affect its business.

The consumer lending industry is highly competitive and increasingly dynamic as emerging technologies continue to enter the marketplace. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. Sunlight faces competition in areas such as financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service and support, compliance capabilities, brand and reputation. Sunlight’s existing and potential competitors may decide to modify their pricing and business models to compete more directly with Sunlight’s model or offer similar promotions and ancillary services. If Sunlight is unable to compete effectively to attract contractors to sell Sunlight loans to their consumer customers, Sunlight’s results of operations and financial condition could be materially adversely affected.

Sunlight’s success in the solar systems point of sale lending industry is in part due to Sunlight’s low cost of capital. While the barriers to entry in this business are high, if new entrants with access to cheaper capital enter the market, such as a depository institution, competing could become more difficult for Sunlight. A new market entrant with a lower cost of capital could discount pricing to a level below which Sunlight would be able to match and maintain its margins or such entrant could maintain pricing but make more revenue on each loan. Sunlight’s inability to compete successfully with these tactics by lowering its own cost of capital or competing on other terms that are valuable to solar systems contractors such as user-friendly, best-in-market technology or by providing valuable ancillary services, could materially negatively impact Sunlight’s business.

Risks Related to Sunlight’s Technology and Intellectual Property

Developments in technology or improvements in the solar energy generation industry, including energy storage and distributed solar power, may adversely affect demand for Sunlight’s loans.

Significant developments in technology, such as advances in distributed solar power generation, energy storage solutions such as batteries, energy storage management systems, the widespread use or adoption of fuel cells for residential properties or improvements in other forms of distributed or centralized power production may materially and adversely affect demand for solar systems and, in turn, the demand for loans originated through Sunlight’s Platform, which may negatively impact Sunlight’s business, results of operations and financial condition.

Additionally, recent technological advancements may impact Sunlight’s business in ways Sunlight does not currently anticipate. Any failure by Sunlight to adopt or have access to assist consumers to finance new or enhanced technologies or processes, or to react to changes in existing technologies, could have a material adverse effect on Sunlight’s business, results of operations and financial condition.

Cyber-attacks and other security breaches could have an adverse effect on Sunlight’s business.

In the normal course of Sunlight’s business, Sunlight collects, processes and retains sensitive and nonpublic personal consumer information. Although Sunlight devotes significant resources and management focus to ensuring the integrity of its systems through information security and business continuity programs, Sunlight’s facilities and information technology systems, and those of capital providers, contractors and third-party service providers, may be subjected to external or internal security breaches and cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors and other similar events that result in the disclosure of sensitive and confidential information. Sunlight also faces security threats from malicious third parties that could attempt to obtain unauthorized access to Sunlight systems and networks, which threats have increased significantly in recent years and which Sunlight anticipates will continue to grow in scope and complexity over time. These events could interrupt Sunlight’s business and/or operations, result in significant legal and financial exposure, supervisory liability, other government or regulatory fines and penalties, damage to its reputation and a loss of confidence in the security of Sunlight’s systems and ability to facilitate the origination of loans. Although Sunlight has not experienced such adverse events to date, no assurance can be given that these events will not have a material adverse effect on Sunlight in the future.

Information security risks in the financial services industry have increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. Sunlight, contractors, capital providers and vendors may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Sunlight employs detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection. Sunlight also may fail to detect the existence of a security breach related to the information of capital providers, contractors and consumers that Sunlight retains as part of its business and may be unable to prevent unauthorized access to that information.

Sunlight also faces risks related to cyber-attacks and other security breaches that typically involve the transmission of sensitive information regarding borrowers through various third parties, including Sunlight’s various service providers engaged to support Sunlight’s underwriting and other technological and operational processes. Because Sunlight does not control these third parties or oversee the security of their systems, future security breaches or cyber-attacks affecting any of these third parties could impact Sunlight through no fault of its own, and in some cases Sunlight may have exposure and suffer losses for breaches or attacks relating to them. While Sunlight regularly conducts security assessments of significant third-party service providers, no assurance is given that Sunlight’s third-party information security protocols are sufficient to prevent a service provider from experiencing a cyber-attack or other security breach.

Disruptions in the operation of Sunlight’s computer systems and those of its critical third-party service providers and capital providers could have an adverse effect on Sunlight’s business.

Sunlight’s ability to facilitate the origination of loans and otherwise operate Sunlight’s business and comply with applicable laws depends on the efficient and uninterrupted operation of Sunlight’s computer systems and critical third-party service providers that support these processes. These Sunlight or third-party computer systems may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyber-attacks or other events. Any of such catastrophes could have a negative effect on Sunlight’s business and technology infrastructure (including its computer network systems). Catastrophic events could also impact public agencies that provide permitting or other related services and prevent or make it more difficult for contractors to install solar systems, and could interrupt or disable local or national communications networks, including payment networks and capital provider’s ability to fund loans. All of these adverse effects of catastrophic events could result in an inability for Sunlight to meet its funding obligations with respect to existing loan applications or for Sunlight to originate new loans, which could have a material adverse effect on Sunlight’s business.

In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause Sunlight to fail to comply in a timely manner with its agreements with applicable laws, all of which could have a material adverse effect on Sunlight’s business. Sunlight expects that new technologies and business processes applicable to the point of sale consumer loan industry will continue to emerge. There can be no assurance that Sunlight will be able to successfully adopt new technology as critical systems and applications become obsolete and better systems, applications and processes become available. A failure to maintain or improve current technology and business processes could cause disruptions in Sunlight’s operations or cause its solution to be less competitive, all of which could have a material adverse effect on its business, results of operations and financial condition.

Sunlight may be unable to sufficiently protect its proprietary rights, trade secrets and intellectual property, and may encounter disputes from time to time relating to its use of the intellectual property of third parties.

Sunlight relies on a combination of patents, trademarks, service marks, copyrights, trade secrets, domain names and agreements with employees and third parties to protect its proprietary rights. Unauthorized third parties may attempt to duplicate or copy the proprietary aspects of its technology and processes. Sunlight’s competitors and other third parties independently may design around or develop similar technology or otherwise duplicate Sunlight’s services or products. In addition, though Sunlight has restrictive covenant agreements in place that are intended to protect its intellectual property, trade secrets and confidential and proprietary information (“Proprietary Information”) or provide a remedy in the event of an unauthorized disclosure, these agreements may not prevent misappropriation of Sunlight’s Proprietary Information or infringement of Sunlight’s intellectual property and the resulting loss of competitive advantage, and Sunlight may be required to litigate to protect its intellectual property and Proprietary Information from misappropriation or infringement by others, which may be expensive, could cause a diversion of resources and may not be successful.

Sunlight also may encounter disputes from time to time concerning intellectual property rights of others, and it may not prevail in these disputes. Third parties may raise claims against Sunlight alleging that Sunlight, or consultants or other third parties retained or indemnified by Sunlight, infringe on their intellectual property rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for Sunlight to conduct its operations in such a way as to avoid all alleged violations of such intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which Sunlight operates, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against Sunlight may cause Sunlight to spend significant amounts to defend the claim, even if Sunlight ultimately prevails. If Sunlight does not prevail, Sunlight may be required to pay significant money damages, suffer losses of significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), be required to cease offering certain products or services, or incur significant license, royalty or technology development expenses.

In addition, although in some cases a third party may have agreed to indemnify Sunlight for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and Sunlight may be required to pay monetary damages, which may be significant.

Some aspects of the Sunlight Platform and processes include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect its business.

Aspects of the Sunlight Platform include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Sunlight’s Platform. If portions of Sunlight’s proprietary software are determined to be subject to an open source license, Sunlight could be required to publicly release the affected portions of source code, re-engineer all or a portion of its technologies or otherwise be limited in the licensing of technologies, each of which could reduce or eliminate the value of Sunlight’s technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect Sunlight’s business, results of operations and financial condition.

Contractor and Capital Provider-Related Risks

Sunlight’s growth is dependent on its contractor network, and its failure to retain or replace existing contractors or to grow its contractor network or the number of Sunlight loans offered through its existing network could adversely impact Sunlight’s business.

Solar system and home improvement loans are offered through Sunlight to Sunlight’s contractor networks to such contractors’ consumer customers who buy solar systems or home improvements. In order to continue to grow, Sunlight will need to further expand its contractor networks. Sunlight is subject to significant competition for the recruitment and retention of contractors from its current competitors and new entrants to the solar system loan and home improvement loan markets, and Sunlight may not be able to recruit new or replacement contractors in the future, or expand its loan volume with existing contractors, at a rate required to produce projected growth.

Sunlight competes for contractors with solar system and home improvement lenders primarily based on scope of loan product offerings that respond to consumer demand, pricing to the contractors (“OID”), user friendliness of Sunlight’s technology (Orange®) and other processes to make the loan sale process efficient and individualized in service and responsiveness. Sunlight does not have any exclusivity agreements with its contractors. Accordingly, there can be no assurance that Sunlight will be able to maintain its current contractor relationships. Sunlight may lose existing contractors that represent a significant portion of Sunlight’s business, and there is no guarantee that Sunlight would be able to engage replacement contractors on terms similar to its existing contractors.

Additionally, dependence on any one contractor or small group of contractors creates concentration risk, particularly in the event that any such contractor elects to terminate its relationship with Sunlight or experiences business disruption or a business failure or bankruptcy. For example, during May 2021, Sunlight was advised by a significant contractor that it will discontinue use of the Sunlight’s platform to source solar loans effective immediately. This contractor accounted for approximately 6.7% and 8.9% of Sunlight’s total funded loan volumes during the year ended December 31, 2020 and for the three months ended March 31, 2021, respectively.

For the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020, Sunlight’s top ten contractors accounted for approximately 74%, 46% and 42% of the total funded loan volumes for such periods, respectively. For the three months ended March 31, 2021 and 2020, Sunlight’s top ten contractors accounted for approximately 45% and 46% of the total funded loan volumes for such periods, respectively.

Sunlight’s short-term capital advance program exposes it to potential losses in the event that a contractor fails to fully perform under its agreements with Sunlight or becomes insolvent prior to completion of the underlying installation or construction, which losses could have an adverse impact on Sunlight’s business, results of operations and financial condition.

Sunlight maintains a short-term capital advance program with certain contractors that provides such contractors with up-front working capital to pay for certain expenses for installation or the construction of solar systems and home improvements. Such short-term capital advances may be paid to contractors prior to the commencement of such installation or construction, or at specified periods during the installation or construction process. The aggregate amount of advances available to a given contractor is based on a risk evaluation and tiering conducted by Sunlight’s commercial risk team that performs contractor underwriting generally, as well as additional oversight and periodic monitoring requirements. At any time prior to completion of installation or construction of solar systems or home improvements, Sunlight is at risk for defaults if a contractor to whom short-term advances have been made fails to fully perform under its agreements with Sunlight or becomes insolvent prior to the completion of installation or construction. The ability of contractors to fully perform or maintain their solvency depends on a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting the solar system and home improvement industries, lack of availability of, and/or access to, materials or labor for the installation or construction of solar systems or home improvements, natural disasters and management and cash flow levels. As of December 31, 2020, Sunlight had an aggregate of $35.4 million of outstanding advances to 141 contractors. Approximately 60.1% of those advances were made to four of Sunlight’s largest contractor relationships in terms of funded loan volume. As of March 31, 2021, Sunlight had an aggregate of $32.6 million of outstanding advances to 120 contractors. Approximately 64% of those advances were made to four of Sunlight’s largest contractor relationships in terms of funded loan volume. In the event that one or more contractors who receive short-term capital advances are unable to fully perform under their agreements with Sunlight or maintain their solvency, Sunlight may lose a portion or all of the funds advanced to such contractor, which may have an adverse impact on Sunlight’s business, results of operations and financial condition.

Further, Sunlight advances funding payments to contractors in order to ensure payment to its contractors within 24 hours. If a capital provider fails to reimburse Sunlight for such advances as anticipated, Sunlight may need to write-off such advances, subjecting Sunlight to consumer credit risk. Alternatively, if the contractor funded by Sunlight declares bankruptcy prior to Sunlight being reimbursed, the capital provider is not likely to fund the loan and reimburse Sunlight. Sunlight could be subject to losses if the consumers borrowing funds from Sunlight under these loans do not pay as and when required.

Sunlight’s rebate program with certain of its contractors may be utilized by such contractors to a greater degree in certain periods, resulting in decreased fee income from its contractor partners, which could have a material adverse impact on Sunlight’s revenues during those periods.

Sunlight offers rebates to certain of its contractor partners in exchange for volume commitments. In general, the contractors with these rebate arrangements realize a rebate on funded loans originated over an agreed period of time (for example, one year) provided that the agreed volume of funded loan origination was achieved by that contractor. Sunlight accrues for such rebates on a quarterly basis based on the estimated amount of the rebate, but the accrual may be less than the actual rebate earned by a contractor or contractors when the rebate is required to be paid if volume is higher than anticipated in certain periods. If that occurs, Sunlight may be required to record a charge for rebates that is larger than would be the case if its accrual matched the rebates actually earned. If such a charge occurs, Sunlight’s revenues for the applicable quarterly period may be adversely impacted. For example, for the three months ended March 31, 2021, rebates to contractor partners totaled approximately $0.4 million in excess of the estimated amounts accrued therefor, which directly reduced fee income received by Sunlight for loans originated by contractors on Sunlight’s platform during those periods and resulted in a decrease in total revenue to Sunlight.

Loans originated through Sunlight’s technology platform (Orange®) are originated by third-party capital providers. As Sunlight continues to grow, Sunlight will need to either expand the commitments of its existing capital providers or find additional capital providers to fund additional volume. Sunlight’s inability to identify capital provider sources for new loan volume or to replace loan volume funding capacity should a capital provider elect to terminate its relationship with Sunlight could have a material adverse impact on Sunlight’s growth.

Sunlight relies on third-party capital providers to originate solar system and home improvement loans through Sunlight’s Platform to third party borrowers. As Sunlight’s business grows, Sunlight will need additional funding sources for those loans to third party borrowers, either from its existing capital providers or by entering into program funding agreements with new capital providers. Sunlight’s failure to obtain additional funding commitments in an amount needed to fund its projected loan volume, or Sunlight’s failure to extend its existing commitments or identify new capital providers on economic terms similar to or better than what Sunlight currently has with its existing capital providers, could have a material adverse impact on Sunlight’s business, results of operations and financial condition.

Additionally, Sunlight’s funding program agreements generally have automatic renewal provisions, but Sunlight cannot predict whether a capital provider will elect to terminate their commitment in the future. Many factors may influence the ability or willingness of Sunlight’s existing capital providers to renew their annual capital commitments and the terms on which such renewals are made, including, but not limited to, changes in economic conditions, including credit markets and interest rates, adverse trends or events affecting the lending industry or industries that Sunlight serves, changes in strategy by capital providers, the overall attractiveness of the returns that may be realized from solar system or home improvement loans by capital providers from their relationship with

Sunlight, Sunlight’s performance and the performance of loans originated through Sunlight’s Platform and changes in legislation and regulations that affect Sunlight or capital providers. Sunlight cannot predict its third-party capital providers’ appetite to continue originating solar system or home improvement loans or other risks to such parties businesses that could cause any such party to not renew their loan funding program with Sunlight.

In addition, Sunlight’s funding program agreements contain covenants and agreements relating to the origination of loans on such providers’ balance sheets. If Sunlight materially breaches these conditions and fails to cure them in the time allotted, the relevant capital provider may terminate its relationship with Sunlight. Such covenants and agreements generally include, among others, obligations related to funding volumes, concentration limits on certain loan products, FICO score requirements, agreements related to Sunlight’s legal compliance in the origination process, underwriting requirements, milestone payment requirements and data privacy requirements. If Sunlight were to breach one or more of the covenants and the relevant existing capital provider elects to terminate its relationship with Sunlight and Sunlight is unable to procure alternative agreements with new capital providers or increase commitments from other existing capital providers in a timely manner and on acceptable terms, or at all, Sunlight’s results of operations could be materially and adversely affected.

Dependence by Sunlight on one capital provider or a group of similarly situated capital providers that would be impacted similarly by market factors subjects Sunlight to concentration risk. In 2018, 2019 and 2020, respectively, one capital provider, Technology Credit Union, funded 53.2%, 48.9% and 47.4% of Sunlight’s funded solar system loan volume. In the three months ended March 31, 2021, Technology Credit Union funded 39.8% of Sunlight’s funded solar system loan volume. Also, although in separate geographical jurisdictions, in those same years, 63.7%, 73.9% and 84.3%, respectively, of Sunlight’s total solar system loan volume was funded by credit unions, which could have similar market, regulatory or other risks that could simultaneously impact their ability to continue to originate solar system loans through Sunlight. Sunlight’s continued growth could be materially and adversely affected if this or any other of its capital providers or a group of them were not able to or determined not to continue to fund solar loans facilitated by Sunlight, and Sunlight was not able to attract additional capital providers to replace that funding capacity. Capital providers could determine to stop funding solar loans for different reasons that are outside of Sunlight’s control such as a desire to diversify their own asset bases, changes in the market or regulatory requirements or other circumstances.

Sunlight is subject to regular audits by its capital providers and their regulators, as well as certain other parties closely involved in Sunlight’s processes, such as credit bureaus. If Sunlight does not “pass” these audits, Sunlight could suffer reputational damage that will make it more difficult to engage capital providers or extend its current relationships on positive economic terms to Sunlight, which could negatively impact Sunlight’s business and financial condition.

Sunlight is subject to regular audits by its capital providers and their regulators, as well as certain other parties closely involved in Sunlight’s processes, such as credit bureaus. These audits are broad and include reviews of Sunlight’s consumer protection law policies and procedures, privacy practices, information technology security measures, human resources practices and other areas of operation. If Sunlight does not “pass” these audits or Sunlight’s performance is deemed weak or significant deficiencies are identified, Sunlight could suffer reputational damage. Sunlight’s existing capital providers may be less willing to extend the terms of their existing agreements or may elect to increase the cost of capital to Sunlight if it perceives these issues as increasing their risk. These issues may also make it more difficult for Sunlight to engage new capital providers on positive economic terms to Sunlight. Further, if third parties critical to Sunlight’s operations should find Sunlight’s audit results concerning, they may not be willing to continue to partner with Sunlight. If these critical parties are not willing to continue to partner with Sunlight, Sunlight may need to alter its operations in a manner that has a negative impact on its business or Sunlight may experience business disruption while it seeks to find a replacement vendor (which, if identified, may not be available to Sunlight on positive economic terms) that could negatively impact Sunlight’s business and financial condition.

Contractor and marketplace confidence in Sunlight’s liquidity and long-term business prospects is important for building and maintaining Sunlight’s business. Additionally, if Sunlight experiences negative publicity, it may lose the confidence of its funding providers, capital providers and contractors and Sunlight’s business may suffer.

Sunlight’s financial condition, operating results and business prospects may suffer materially if it is unable to establish and maintain confidence about its liquidity and long-term business prospects among contractors, consumers and within Sunlight’s industry. Sunlight’s contractor network is Sunlight’s distribution channel for the loans originated through Orange® and therefore serves as the means by which Sunlight is able to rapidly and successfully expand within existing and prospective markets. Contractors and other third parties will be less likely to enter into agreements with Sunlight if they are uncertain if Sunlight will be able to make payments on time, its business will succeed or its operations will continue for many years. Sunlight may not succeed in its efforts to build this confidence.

Sunlight relies on a number of third-party service providers and vendors, and if certain of those vendors are unable or unwilling to provide their services or products, Sunlight may experience meaningful harm to its business, results of operations and financial condition.

Sunlight has established a process whereby it evaluates each vendor to determine if such vendor is “critical” to Sunlight’s business. Sunlight defines “critical” as a vendor that, if unwilling or unable to provide its services or products to Sunlight for seven days, would potentially cause Sunlight to experience material harm to its business. Sunlight currently has 17 vendors qualified as critical. Most of these critical vendors relate to services provided to support Orange® and other related technology. No assurance can be given that any vendor critical to Sunlight’s business will not experience a prolonged business or system disruption, financial difficulties, including potential bankruptcy, or other circumstances that could cause such vendor to be unable to perform under its contract with Sunlight. Further, Sunlight cannot predict whether any critical vendor would choose to breach an agreement or not renew a contract in an effort to increase pricing or otherwise that a dispute will not occur between Sunlight and a critical vendor. If any of these events do occur, Sunlight will need to find a replacement and integrate such replacement vendor quickly. If Sunlight cannot locate an adequate replacement or cannot integrate the replacement vendor services quickly, Sunlight may have to alter its operations or experience business disruption itself, which would likely have a material adverse impact on Sunlight’s business, results of operations and financial condition.

Financial and Accounting-Related Risks

Sunlight’s projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, Sunlight’s projected revenues, market share, expenses, profitability and any guidance it may publish from time to time may differ materially from its expectations.

Sunlight operates in a rapidly changing and competitive industries and Sunlight’s projections will be subject to the risks and assumptions made by management with respect to its industry. Operating results are difficult to forecast because they generally depend on a number of factors, including competition, Sunlight’s ability to attract and retain capital providers and contractors, general industry trends and financial market considerations. Additionally, as described under “— Sunlight’s revenue is impacted, to a significant extent, by the general economy and the financial performance of its capital providers and contractors,” Sunlight’s business may be affected by reductions in consumer spending from time to time as a result of a number of factors that may be difficult to predict, rising interest rates and a reduction of the general availability of capital to consumers. This may result in decreased revenue and Sunlight may be unable to adopt measures in a timely manner to compensate for any unexpected decline. This inability could cause Sunlight’s operating results in a given quarter to be higher or lower than expected. If actual results differ from Sunlight’s estimates, analysts may negatively react and Sunlight Financial Holdings’ stock price could be materially adversely impacted.

Additionally, Sunlight may, from time to time, provide guidance regarding its future performance that represents management’s estimates as of the date such guidance is provided. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Sunlight’s ability to meet funded volume, cost, Adjusted EBITDA, free cash flow or any other forward-looking guidance is impacted by a number of factors including, but not limited to, changes in domestic and foreign business, market, financial, political and legal conditions, the inability of Sunlight and Spartan to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sunlight Financial Holdings or the expected benefits of the Business Combination or that the approval of the stockholders of Spartan or Sunlight is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected operating and financial information with respect to Sunlight; risks related to Sunlight’s business and the timing of expected business milestones or results; the effects of competition and regulatory risks, and the impacts of changes in legislation or regulations on Sunlight’s future business; the expiration, renewal, modification or replacement of the federal solar investment tax credit; the effects of the COVID-19 pandemic on Sunlight’s business or future results; the amount of redemption requests made by Spartan’s public stockholders; the ability of Spartan or Sunlight Financial Holdings to issue equity or equity-linked securities in connection with the Business Combination or in the future, and those factors described under “— Risks Related to Spartan.” Accordingly, Sunlight’s guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results may vary from such guidance and the variations may be material.

Sunlight’s revenue is impacted, to a significant extent, by the general economy and the financial performance of its capital providers and contractors.

Sunlight’s business, the consumer financial services industry, its contractors’ and its capital providers’ businesses are sensitive to macroeconomic conditions. Economic factors such as interest rates, changes in monetary and related policies, market volatility, consumer confidence and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified borrowers to take out loans. Such conditions are also likely to affect the ability and willingness of borrowers to pay amounts owed to Sunlight or its capital providers, each of which would have a material adverse effect on its business, results of operations and financial condition.

General economic conditions and the willingness of its capital providers to deploy capital in the consumer industries within which Sunlight operates impacts Sunlight’s performance. The origination of new loans through Orange®, and the platform fees and other fee income to Sunlight associated with such loans, is dependent upon sales and installations of solar systems and home improvements. Contractors’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, business conditions affecting an industry vertical or region or changing regulatory environments. Weak economic conditions also could extend the length of contractors’ sales cycle and cause prospective borrowers to delay making (or not make) purchases of solar systems or home improvements. The decline of sales by contractors for any reason will generally result in reduced loan volume and associated fee income for Sunlight and its capital providers, which may materially adversely affect Sunlight’s business, results of operations and financial condition.

In addition, if a contractor or capital provider becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), borrowers may have less incentive to pay their outstanding balances to Sunlight or its capital providers, which could result in higher charge-off rates than anticipated. Any consistent or system failures of Sunlight’s contractors or capital providers could materially adversely affect Sunlight’s business, results of operations and financial condition.

If assumptions or estimates Sunlight uses in preparing its financial statements are incorrect or are required to change, Sunlight’s reported results of operations, liquidity and financial condition may be adversely affected.

Sunlight is required to make various assumptions and estimates in preparing its financial statements under GAAP, including for purposes of determining finance charge reversals, share-based compensation, asset impairment, reserves related to litigation and other legal matters, and other regulatory exposures and the amounts recorded for certain contractual payments to be paid to, or received from, Sunlight’s counterparties and others under contractual arrangements. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving fair value measurements. If the assumptions or estimates underlying Sunlight’s financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, which could have a material adverse effect on Sunlight’s business.

Future changes in financial accounting standards may significantly change Sunlight’s reported results of operations.

GAAP is subject to standard setting or interpretation by the Financial Accounting Standards Board, the PCAOB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Sunlight’s reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Additionally, Sunlight’s assumptions, estimates and judgments related to complex accounting matters could significantly affect its financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to its business, including, without limitation, revenue recognition, finance charge reversals and share-based compensation, are highly complex and involve subjective assumptions, estimates and judgments by Sunlight. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by Sunlight could require Sunlight to make changes to its accounting systems that could increase its operating costs and significantly change its reported or expected financial performance.

Risks Related to Legal Matters and Sunlight’s Regulatory Environment

Litigation, regulatory actions and compliance issues could subject Sunlight to significant fines, penalties, judgments, remediation costs, indemnification obligations and/or other requirements resulting in increased expenses and negatively impacting Sunlight’s liquidity and financial condition.

Sunlight’s business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the consumer financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

Federal and state agencies have broad enforcement powers over Sunlight, including powers to investigate Sunlight’s business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which Sunlight conducts its business and increase the costs of defending and settling any such matters, which could negatively impact its business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require Sunlight to implement certain changes to its business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. There is no assurance that any future settlements will not have a material adverse effect on Sunlight’s business.

From time to time, Sunlight may be involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies regarding Sunlight’s business activities and Sunlight’s qualifications to conduct its business in certain jurisdictions, which could subject Sunlight to significant fines, penalties, obligations to change its business practices, capital provider, contractor and consumer remediations, increased compliance costs and other requirements resulting in increased expenses and diminished earnings. Sunlight’s involvement in any such matter also could cause significant harm to its reputation and divert management attention from the operation of its business, even if the matters are ultimately determined in Sunlight’s favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the consumer finance industry have been the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. The current regulatory environment, increased regulatory compliance requirements and enhanced regulatory enforcement could result in significant operational and compliance costs and may prevent Sunlight from offering certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how Sunlight conducts its business and, in turn, could have a material adverse effect on Sunlight’s business or results of operations. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts Sunlight earned from the underlying activities.

In addition, from time to time, through Sunlight’s operational and compliance controls, Sunlight identifies compliance issues that require it to make operational changes and, depending on the nature of the issue and contractual obligations to its various capital providers, result in financial remediation to impacted capital providers or consumers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of capital providers, contractors or consumers impacted, and also could generate litigation or regulatory investigations that subject Sunlight to additional risk.

Sunlight is subject to federal and state consumer protection laws.

In connection with the origination of loans, Sunlight must comply with various regulatory regimes, including those applicable to consumer credit transactions, various aspects of which are untested as applied to Sunlight’s business model. The complex regulatory environment of the consumer credit industry are subject to constant change and modification. While changes to statutes and promulgating new regulations may take a substantial amount of time, issuing regulatory guidance with the force of law in the form of opinions, bulletins and notices can occur quickly.

Also, consumer credit regulators often initiate inquiries into market participants, which can lead to investigations and, ultimately, enforcement actions. In addition, the laws and regulations applicable to Sunlight are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which Sunlight is subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to Sunlight’s compliance with such laws or regulations. As a result, Sunlight is subject to a constantly evolving regulatory environment that is difficult to predict and which may affect Sunlight’s business. The laws to which Sunlight directly or its services by contract are or may be subject to include, among others:

•        state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination and unfair or deceptive business practices;

•        the Truth-in-Lending Act, and its implementing Regulation Z, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

•        Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive, or abusive acts or practices (“UDAAP”), in connection with any consumer financial product or service;

•        the Equal Credit Opportunity Act, and its implementing Regulation B, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

•        the Fair Credit Reporting Act (the “FCRA”), and its implementing Regulation V, as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

•        the Fair Debt Collection Practices Act, and its implementing Regulation F, the Telephone Consumer Protection Act, as well as state debt collection laws, all of which provide guidelines and limitations concerning the conduct of debt collectors in connection with the collection of consumer debts;

•        the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

•        the California Consumer Privacy Act, which include certain limitations on the disclosure of nonpublic personal information by financial institutions about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal consumer information, and other privacy laws and regulations;

•        the rules and regulations promulgated by the Federal Deposit Insurance Corporation, the National Credit Union Administration, as well as state banking regulators;

•        the Office of Foreign Assets Control, which publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted or sanctioned countries, whose assets are blocked and Sunlight is generally prohibited from dealing with;

•        the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations, and prohibits certain creditor self-help remedies, including repossession, so that the military member can devote his or her full attention to military duties;

•        the Military Lending Act, enacted in 2006 and implemented by the Department of Defense, which imposes a 36% cap on the “all-in” annual percentage rates charged on certain loans to active-duty members of the U.S. military, reserves and National Guard and their dependents;

•        the Electronic Fund Transfer Act, and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

•        the Telephone Consumer Protection Act, which restricts telephone solicitations and the use of automated phone equipment;

•        the Electronic Signatures in Global and National Commerce Act, and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; and

•        the Bank Secrecy Act, which relates to compliance with anti-money laundering, due diligence and record-keeping policies and procedures.

While Sunlight has developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that its compliance policies and procedures will be effective. Failure to comply with these laws and with regulatory requirements applicable to Sunlight’s business could subject it to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, civil and criminal liability, indemnification obligations to its capital providers, loan repurchase obligations and reputational damage which may harm Sunlight’s business, results of operations and financial condition.

The consumer finance industry is highly regulated and subject to regular changes or evolution in those regulatory requirements. Changing federal, state and local laws, as well as changing regulatory enforcement policies and priorities, may negatively impact Sunlight’s business.

In connection with Sunlight’s financial services operations, Sunlight is subject to extensive regulation, supervision and examination under United States federal and state laws and regulations. Sunlight is required to comply with numerous federal, state and local laws and regulations that regulate, among other things, the manner in which Sunlight administers loans, the terms of the loans that its capital providers originate and the fees that Sunlight may charge. Any failure to comply with any of these laws or regulations could subject Sunlight to lawsuits or governmental actions or damage Sunlight’s reputation, which could materially and adversely affect Sunlight’s business. Regulators have broad discretion with respect to the interpretation, implementation and enforcement of these laws and regulations, including through enforcement actions that could subject Sunlight to civil money penalties, capital provider and consumer remediations, increased compliance costs and limits or prohibitions on Sunlight’s ability to offer certain products or services or to engage in certain activities. In addition, to the extent that Sunlight undertakes actions requiring regulatory approval or non-objection, regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on its business. Moreover, any competitors subject to different, or in some cases less restrictive, legislative or regulatory regimes may have or obtain a competitive advantage over Sunlight.

Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect its operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on Sunlight’s operating environment. Sunlight cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon Sunlight’s business, results of operations or financial condition.

Sunlight is also subject to potential enforcement and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Any such actions could subject Sunlight to civil money penalties and fines, capital provider, contractor and consumer remediation, and increased compliance costs, damage its reputation and brand and limit or prohibit Sunlight’s ability to offer certain products and services or engage in certain business practices.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to Sunlight’s business, or reexamination of current practices, could adversely impact Sunlight’s profitability, limit its ability to continue existing or pursue new business activities, require it to change certain of its business practices or alter its relationships with contractors or capital providers, affect retention of key personnel, including management, or expose Sunlight to additional costs (including increased compliance costs and/or capital provider, contractor or consumer remediation). These changes also may require Sunlight to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect its business, results of operations and financial condition.

Sunlight’s “business to business to consumer” business model subjects Sunlight and its capital providers to potential regulatory risk and litigation based on the sales practices employed by the various contractors in Sunlight’s networks.

Loan products offered by Sunlight through Orange® are offered to the consumer customers of the various contractors in Sunlight’s contractor networks by sales people employed by or engaged as third-party service providers of such contractors. Sales of consumer loans are regulated by various federal, state and local regulators. From time to time, Sunlight and its capital providers have been included in lawsuits brought by the consumer customers of certain contractors in Sunlight’s networks citing claims based on the sales practices of these contractors. Sunlight does not view contractors in its networks as its agents for whose actions Sunlight would potentially have vicarious liability. Sunlight has processes to provide educational support to these contractors and a robust process to detect any contractor sales practices that may violate applicable law and Sunlight obtains indemnities for such claims in the program agreements between Sunlight and the contractors with whom Sunlight partners. While Sunlight has paid only minimal damages to date, Sunlight cannot be sure that a court of law would not determine that Sunlight is liable for the actions of the contractors in Sunlight’s networks or that a regulator or state attorney general’s office may hold Sunlight accountable for violations of consumer protection or other applicable laws by the contractors in selling Sunlight loans. Sunlight’s risk mitigation processes may not be sufficient to mitigate financial harm to Sunlight or its capital providers associated with violations of applicable law by its contractors or that any such contractor would or is able to make good on its indemnification obligations to Sunlight or its capital providers. Any significant finding making Sunlight liable for damages in such claims could expose Sunlight to broader liabilities, a need to adjust its distribution channels for its loan products or otherwise change its business model, and could have a material and adverse impact on Sunlight’s business prospects.

The highly regulated environment in which Sunlight’s capital providers operate could have an adverse effect on Sunlight’s business.

Sunlight and its capital providers are subject to federal and state supervision and regulation. Federal and state regulation of the banking industry, credit unions and other types of capital providers, along with tax and accounting laws, regulations, rules and standards, may limit their operations significantly and control the methods by which they conduct business and when and how they are able to deploy their capital. These requirements may constrain Sunlight’s ability to enter funding program agreements with new capital providers or the ability of its existing capital providers to continue originating loans through Sunlight’s Platform. In choosing whether and how to conduct business with Sunlight, current and prospective capital providers can be expected to take into account the legal, regulatory and supervisory regimes that apply to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements or supervisory expectations. Regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts capital providers’ ability to originate loans through Sunlight’s Platform. An inability for an individual or type of capital provider to originate loans through Sunlight’s Platform could materially and adversely affect Sunlight’s ability to grow its business.

The contours of the Dodd-Frank UDAAP standard remain uncertain, and there is a risk that certain features of Sunlight’s business could be deemed to be a UDAAP.

The Dodd-Frank Act prohibits UDAAP and authorizes the Consumer Financial Protection Bureau (the “CFPB”) to enforce that prohibition. The CFPB has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the CFPB could determine that certain features of loans for the purchase and installation of solar systems or home improvements or the process by which Sunlight originates such loans are unfair, deceptive or abusive, which could have a material adverse effect on Sunlight’s business, financial condition and results of operations. Most states also have their own statutes designed to protect consumers from UDAAP. In addition, to federal UDAAP claims, Sunlight could also be subject to consumer litigation arising out of state UDAAP laws or state regulatory investigations alleging that Sunlight’s business practices are unfair, deceptive or abusive, which could in turn have similar material adverse effects on Sunlight’s business and financial condition.

Regulations relating to privacy, information security and data protection could increase Sunlight’s costs, affect or limit how Sunlight collects and uses personal information, and adversely affect its business opportunities.

Sunlight is subject to various privacy, information security and data protection laws, including, without limitation, requirements concerning security breach notification, and it could be negatively impacted by them.

Furthermore, legislators and/or regulators are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on Sunlight’s current and planned privacy, data protection and information security-related practices; Sunlight’s collection, use, sharing, retention and safeguarding of consumer or employee information; and some of Sunlight’s current or planned business activities. This also could increase Sunlight’s costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, information security and data protection laws (including those regarding security breach notification) affecting consumer or employee data to which Sunlight is subject could result in higher compliance and technology costs and could restrict Sunlight’s ability to provide certain products and services (such as products or services that involve sharing information with third parties), which could materially and adversely affect Sunlight’s profitability. Additionally, regulators may attempt to assert authority over Sunlight’s business in the area of privacy, information security and data protection. If Sunlight’s vendors also become subject to laws and regulations in the more stringent and expansive jurisdictions, this could result in increasing costs on Sunlight’s business.

Privacy requirements, including notice and opt-out requirements under the FCRA, are enforced by the FTC and by the CFPB (through UDAAP). State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Sunlight’s failure to comply with privacy, information security and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions, consumer, capital providers or contractor actions and damage to Sunlight’s reputation and brand, all of which could have a material adverse effect on Sunlight’s business, financial condition and results of operations.

If Sunlight is found to be operating without having obtained necessary state or local licenses, it could adversely affect Sunlight’s business.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance transactions, including, in certain circumstances facilitating and assisting such transactions. While Sunlight believes it has obtained all necessary licenses, the application of some consumer finance licensing laws to Sunlight’s loans is unclear. Further, if a governmental or enforcement agency determines that Sunlight is the “true lender” of loans originated under its bank partnership arrangement, Sunlight could be found to have violated licensing requirements of several states and other consumer protection statutes. If Sunlight is found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, it could be subject to fines, damages, injunctive relief (including required modification or discontinuation of Sunlight’s business in certain areas), criminal penalties and other penalties or consequences, including indemnification obligations to its capital providers, and the loans originated through Orange® could be rendered void or unenforceable, in whole or in part, any of which could have a material adverse effect on Sunlight’s business, financial condition and results of operations.

Sunlight may in the future be subject to federal or state regulatory inquiries regarding its business.

From time to time, in the normal course of its business, Sunlight may receive or be subject to, inquiries or investigations by state and federal regulatory agencies and bodies, such as the CFPB, state attorneys general, state financial regulatory agencies and other state or federal agencies or bodies regarding its loans, including the origination and servicing of consumer loans, practices by contractors or other third parties and licensing and registration requirements. Any such inquiries or investigations could involve substantial time and expense to analyze and respond to, could divert management’s attention and other resources from running Sunlight’s business and could lead to public enforcement actions or lawsuits and fines, penalties, injunctive relief and the need to obtain additional licenses that it does not currently possess. Sunlight’s involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in Sunlight’s favor, could also cause significant harm to its reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of Sunlight’s business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries Sunlight receives could be material to its business, results of operations, financial condition and cash flows and could have a material adverse effect on its business, financial condition or results of operations.

Risks Related to Spartan

The risks discussed herein have been identified by Spartan’s management based on an evaluation of the historical risks faced by Sunlight and relate to Spartan management’s current expectations as to future risks that may result from Spartan’s anticipated ownership and operation of Sunlight. Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Spartan.

Risks Related to Our Business, Operations and Industry

The loss of senior management or technical personnel could adversely affect our ability to successfully effect the Business Combination and successfully operate the business thereafter.

Our ability to successfully effect the Business Combination and successfully operate the business is dependent upon the services of our senior management and technical personnel. While we have scrutinized the individuals who will stay with us following the Business Combination, our assessment of these individuals may not prove to be correct. We do not plan to obtain any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations. Spartan will also be dependent, in part, upon Sunlight’s technical personnel in connection with operating the business following the Business Combination. A loss by Sunlight of its technical personnel could seriously harm Spartan’s business and results of operations.

There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm Spartan’s business may occur and not be detected.

Spartan’s management does not expect that Spartan’s internal and disclosure controls will prevent all possible error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls can only provide reasonable assurance that all material control issues and instances of fraud, if any, in Spartan have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Spartan will also be dependent, in part, upon Sunlight’s internal control. A failure of Spartan’s or Sunlight’s controls and procedures to detect error or fraud could seriously harm Spartan’s business and results of operations.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

We have not registered the shares of Class A Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants except on a cashless basis and potentially causing such warrants to expire worthless.

We are not registering the shares of Class A Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our Initial Business Combination, we will use our best efforts to file a registration statement under the Securities Act covering such shares and maintain a current prospectus relating to the Class A Common Stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. Notwithstanding the above, if our Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of (i) the number of shares of our Class A Common Stock underlying the warrants, and (ii) the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) such fair market value and (B) the product of the number of warrants surrendered and 0.361. The “fair market value” as used in this paragraph shall mean the average reported last sale price of our Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws, and there is no exemption available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of Class A Common Stock included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of Class A Common Stock for sale under all applicable state securities laws.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Following the issuance of the statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” by the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC (the “SEC Staff” and such statement, the “SEC Staff Statement”) on April 12, 2021, and after consultation with our independent registered public accounting firm, our management and our audit committee, we concluded that, in light of the SEC Staff Statement, it was appropriate to restate previously issued and audited financial statements as of and for the period ended December 31, 2020 and for the period from August 17, 2020 (inception) to December 31, 2020.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, we have identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering in November 2020. As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our derivative warrant liabilities, change in fair value of derivative warrant liabilities, shares of Class A Common Stock subject to possible redemption, accumulated deficit and related financial disclosures for the period from August 17, 2020 (inception) through December 31, 2020. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering, see “Note 2 — Restatement of Previously Issued Financial Statements” to Spartan’s audited financial statements (as restated) as of and for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus.

We have concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because material weaknesses existed in our internal control over financial reporting. We have taken a number of measures to remediate the material weaknesses described therein; however, if we are unable to remediate our material weaknesses in a timely manner or we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our stock. In addition, we will incur additional costs to remediate material weaknesses in our internal control over financial reporting, as described in our Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Additional restatements of financial results, or the time required to evaluate possible errors, may impact the market price for our Class A Common Stock and our ability to complete a business combination on a timely basis.

There has been recent focus on historical accounting practices by SPACs. For example, on April 12, 2021, the SEC Staff issued the SEC Staff Statement, which resulted in a determination that the warrants and other related instruments issued by many SPACs, including us, being classified as liabilities rather equity. Further guidance from the SEC or industry-wide consensus could result in additional changes in the accounting treatment of features related to SPACs. Changes could result in the recognition of accounting errors in our previously issued financial statements, restatements of our previously issued audited financial statements, the filing of notices that previously issued financial statements may not be relied upon, and findings of material weaknesses and significant deficiencies in internal controls over financial reporting. In addition, such changes, or the time required to evaluate any such changes, could delay our ability to consummate a business combination or otherwise have a material adverse effect on our ability to consummate the Business Combination with Sunlight, or another business combination.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

The SEC Staff Statement regarding the accounting and reporting considerations for warrants issued by SPACs focused on certain settlement terms and provisions related to certain tender offers following a business combination. The terms described in the SEC Staff Statement are common in SPACs and are similar to the terms contained in the warrant agreement governing our warrants. In response to the SEC Staff Statement, we reevaluated the accounting treatment of our public warrants and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. As a result, included on our balance sheet as of December 31, 2020 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Risks Related to the Business Combination and Integration of Businesses

Each of Spartan and Sunlight have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting and financial advisory fees.

Spartan and Sunlight have and expect to incur significant, non-recurring costs in connection with consummating the Business Combination. As part of the Business Combination, each of Spartan and Sunlight are utilizing professional service firms for legal, accounting, investment banking and financial advisory services. Although the parties have been provided with estimates of the costs for each advisory firm, the total actual costs may exceed those estimates. In addition, the companies are retaining consulting services to assist in the integration of the businesses, including but not limited to organizational decisions, business process design, cultural integration and go-to-market integration. These consulting services may extend beyond the current estimated timeframe thus resulting in higher than expected costs. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. Additionally, the total transaction expenses as a result of the Business Combination are currently estimated at approximately $38.0 million, including approximately $12.1 million in deferred underwriting discounts and commissions to the underwriters of the Initial Public Offering.

While Spartan and Sunlight work to complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Business Combination may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm Sunlight’s and Spartan’s business financial condition, results of operations and prospects. In addition, uncertainty about the effect of the Business Combination on Sunlight’s systems, employees, capital providers, contractors, target consumer base, vendors and other parties with whom Sunlight has business relations, including relations with governmental entities and regulators, may have an adverse effect on Sunlight and Spartan. These uncertainties may impair Sunlight Financial Holdings’ ability to attract, retain and motivate key personnel for a period of time after the completion of the Business Combination.

Sunlight’s management has limited experience in operating a public company.

Sunlight’s executive officers and directors have limited experience in the management of a publicly traded company. Sunlight’s management team may not successfully or effectively manage its transition to a public company following the Business Combination that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of Sunlight Financial Holdings. It is possible that Sunlight Financial Holdings will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

Following the consummation of the Business Combination, Sunlight Financial Holdings will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, results of operations and financial condition.

Following the consummation of the Business Combination, Sunlight Financial Holdings will face increased legal, accounting, administrative and other costs and expenses as a public company that Sunlight does not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require Sunlight Financial Holdings to carry out activities Sunlight has not done previously. For example, Sunlight Financial Holdings will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), Sunlight Financial Holdings could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Sunlight Financial Holdings’ reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with Sunlight Financial Holdings’ status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require Sunlight Financial Holdings to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Sunlight Financial Holdings may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.

Sunlight is not currently subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, Sunlight Financial Holdings will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Sunlight as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If Sunlight Financial Holdings is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its shares of Class A Common Stock.

Sunlight Financial Holdings will qualify as an emerging growth company within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make Sunlight Financial Holdings’ securities less attractive to investors and may make it more difficult to compare its performance to the performance of other public companies.

Sunlight Financial Holdings will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, Sunlight Financial Holdings will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Sunlight Financial Holdings will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of the shares of its Class A Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more during such fiscal year, (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period and (iv) the last day of the fiscal year following November 30, 2025, the fifth anniversary of the IPO. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act so long as Sunlight Financial Holdings remains an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Sunlight Financial Holdings may elect not to avail itself of this exemption from new or revised accounting standards and, therefore, it may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Investors may find Class A Common Stock of Sunlight Financial Holdings less attractive because it will rely on these exemptions, which may result in a less active trading market for such Class A Common Stock and its stock price may be more volatile. Additionally, this may make comparison of Sunlight Financial Holdings’ financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Sunlight’s and Spartan’s operations may be restricted during the pendency of the Business Combination pursuant to terms of the Business Combination Agreement.

Prior to the consummation of the Business Combination, Sunlight and Spartan are subject to customary interim operating covenants relating to carrying on their business in the ordinary course and will also be subject to customary restrictions on actions that may be taken during such period without the respective other party’s consent. As a result, Sunlight and Spartan may be unable, during the pendency of the Business Combination, to make certain acquisitions and capital expenditures, borrow money and otherwise pursue other actions, even if such actions would prove beneficial.

Uncertainty about the effect of the Business Combination may affect Sunlight’s and Spartan’s ability to retain key employees and may materially impact the management, strategy and results of operation of Sunlight and Spartan.

Uncertainty about the effect of the Business Combination on Spartan’s and Sunlight’s employees, capital providers, contractors, target consumer base, vendors, as applicable, and other third parties with whom Sunlight or Spartan has business relations, and other third parties, including government entities and regulators, may have an adverse effect on Sunlight Financial Holdings. These uncertainties may impair Sunlight Financial Holdings’ ability to attract, retain and motivate key personnel for a period of time after the Business Combination and could cause third parties that have business relations with Sunlight Financial Holdings to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with Sunlight Financial Holdings, Sunlight Financial Holdings’ business could be materially and adversely affected.

Sunlight Financial Holdings may incur successor liabilities due to conduct arising prior to the completion of the Business Combination.

Sunlight Financial Holdings may be subject to certain liabilities of Spartan and Sunlight arising prior to the Closing. Spartan and Sunlight at times may each become subject to litigation claims in the operation of its business, including, but not limited to, with respect to employee matters and contract matters. From time to time, Sunlight may also face intellectual property infringement, misappropriation or invalidity/non-infringement claims from third parties, and some of these claims may lead to litigation. Sunlight may initiate claims to assert or defend its intellectual property against third parties. Any litigation may be expensive and time-consuming and could divert management’s attention from Sunlight’s business and negatively affect its operating results or financial condition. The outcome of any litigation cannot be guaranteed, and adverse outcomes can affect Spartan, Sunlight and Sunlight Financial Holdings negatively.

The Proposed Second A&R Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The Proposed Second A&R Charter will provide that, unless Sunlight Financial Holdings consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (“Court of Chancery”) will, to the fullest extent permitted by applicable law and subject to applicable jurisdictional requirements, be the sole and exclusive forum for (i) any derivative action or proceeding as to which the DGCL confers jurisdiction upon the Court of Chancery, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Sunlight Financial Holdings to Sunlight Financial Holdings or its stockholders, (iii) any action asserting a claim against Sunlight Financial Holdings, its directors, officers or employees arising pursuant to any provision of the DGCL, the Proposed Second A&R Charter or Sunlight Financial Holdings’ bylaws or (iv) any action asserting a claim against Sunlight Financial Holdings, its directors, officers or employees that is governed by the internal affairs doctrine, in each case except for such claims as to which (a) the Court of Chancery determines that it does not have personal jurisdiction over an indispensable party, (b) exclusive jurisdiction is vested in a court or forum other than the Court of Chancery or (c) the Court of Chancery does not have subject matter jurisdiction. Further, the forum selection provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. The Proposed Second A&R Charter will provide that, unless Sunlight Financial Holdings consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States.

If any action, the subject matter of which is within the scope of the forum selection provision described in the preceding paragraph, is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum selection provision (an “Foreign Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Foreign Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in shares of Sunlight Financial Holdings’ capital stock will be deemed to have notice of, and consented to, the provisions of the Proposed Second A&R Charter described in the preceding paragraphs. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Sunlight Financial Holdings or its directors, officers or other employees, which may discourage such lawsuits against Sunlight Financial Holdings and such persons. Additionally, stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Proposed Second A&R Charter is inapplicable or unenforceable. If a court were to find these provisions of the Proposed Second A&R Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Sunlight Financial Holdings may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Sunlight’s ability to successfully effect the Business Combination and successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Sunlight, all of whom Sunlight expects to stay with Sunlight Financial Holdings following the Business Combination. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Sunlight’s ability to successfully effect the Business Combination and successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of Sunlight. Although Sunlight expects key personnel to remain with Sunlight Financial Holdings following the Business Combination, there can be no assurance that they will do so. It is possible that Sunlight will lose some key personnel, the loss of which could negatively impact the operations and profitability of Sunlight Financial Holdings. Furthermore, following the Closing, certain of the key personnel of Sunlight may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause Sunlight Financial Holdings to have to expend time and resources helping them become familiar with such requirements.

Some of Sunlight’s relationships with its capital providers, contractors and vendors may experience disruptions in connection with the Business Combination, which may limit Sunlight Financial Holdings’ business.

Parties with which Sunlight currently does business or may do business in the future, including contractors, capital providers, consumers and vendors, may experience uncertainty associated with the Business Combination, including with respect to future business relationships with Sunlight Financial Holdings. As a result, the business relationships of Sunlight may be subject to disruptions if contractors, capital providers, consumers, vendors or others attempt to renegotiate changes in existing business relationships or consider entering into business relationships with parties other than Sunlight. For example, certain third parties with whom Sunlight has business relations may exercise contractual termination rights as they arise or elect to not renew contracts with Sunlight. These disruptions could harm relationships with existing capital providers, contractors, borrowers, vendors or others and preclude Sunlight from originating new loans, all of which could have a material adverse effect on Sunlight’s business, results of operations and financial condition of Sunlight or Sunlight Financial Holdings. The effect of such disruptions could be exacerbated by any delay in the consummation of the Business Combination.

Risks Related to Spartan and the Business Combination

Following the consummation of the Business Combination, Sunlight Financial Holdings will be a holding company, its sole material asset will be its indirect equity interest in Sunlight, as a result of which it will be dependent upon distributions from Sunlight to pay taxes, make payments under the Tax Receivable Agreement, cover its corporate and other overhead expenses and pay dividends, if any, on its Common Stock.

Subsequent to the completion of the Business Combination, Sunlight Financial Holdings will be a holding company and will have no material assets other than its indirect equity interest in Sunlight. Sunlight Financial Holdings will have no independent means of generating revenue or cash flow. To the extent Sunlight has available cash, taking into account available borrowings, and subject to the terms of any current or future debt instruments, the Sunlight A&R LLC Agreement will require Sunlight to make pro rata cash distributions to all Sunlight Unitholders, including Sunlight Financial Holdings in an amount generally intended to allow the Sunlight Unitholders, including Sunlight Financial Holdings, to satisfy their respective income tax liabilities with respect to their allocable share of the income of Sunlight, based on certain assumptions, provided that tax distributions, except in limited circumstances, will be made sufficient to allow Sunlight Financial Holdings to satisfy its actual tax liabilities and obligations under the Tax Receivable Agreement. Spartan expects Sunlight to fund such distributions out of available cash, taking into account available borrowings, and in the event that payments under the Tax Receivable Agreement are accelerated, where applicable, Spartan generally expects to fund such accelerated payment out of the proceeds of the Change of Control (as defined in the Tax Receivable Agreement) giving rise to such acceleration. In addition, the Sunlight A&R LLC Agreement allows Spartan Sub, as the sole managing member of Sunlight, to cause Sunlight to make non-pro rata payments to Sunlight Financial Holdings to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the Sunlight A&R LLC Agreement. To the extent that Sunlight Financial Holdings needs funds and Sunlight fails to generate sufficient cash flow to distribute funds to it or is restricted from making such distributions or payments under applicable law or regulation or under the terms of its financing arrangements, or is otherwise unable to provide such funds, Sunlight Financial Holdings’ liquidity and financial condition could be materially adversely affected.

Moreover, because Sunlight Financial Holdings will have no independent means of generating revenue, Sunlight Financial Holdings’ ability to make tax payments and payments under the Tax Receivable Agreement will be dependent on the ability of Sunlight to make distributions to Sunlight Financial Holdings in an amount sufficient to cover Sunlight Financial Holdings’ tax obligations and payment obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of any subsidiaries Sunlight may have in the future to make distributions to it. The ability of Sunlight, any subsidiaries and any other entity in which it may own an interest, to make such distributions is subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments of Sunlight and its subsidiaries, if any. To the extent that Sunlight Financial Holdings is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

Spartan’s initial stockholders have agreed to vote in favor of the Business Combination, regardless of how Spartan’s public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the blank check company’s public stockholders in connection with an initial business combination, Spartan’s founders have agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of the Business Combination. As of the date hereof, the Sponsor owns shares equal to approximately 20% of its issued and outstanding shares of Class A Common Stock and Class B Common Stock in the aggregate. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the Sponsor and other holders of the Founder Shares agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in accordance with the majority of the votes cast by Spartan’s public stockholders. In addition to the vote of our Sponsor and other holders of our Founder Shares, we would need 12,937,501, or 37.5% (assuming all outstanding shares are voted) or 2,156,251, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 34,500,000 public shares sold in the IPO to be voted in favor of Business Combination in order for it to be approved.

The Sponsor, certain members of the Spartan Board and its officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination.

When considering the Spartan Board’s recommendation that the Spartan public stockholders vote in favor of the approval of the Business Combination Proposal, our stockholders should be aware that the Sponsor and Spartan’s directors and officers have interests in the Business Combination that may be different from, or in addition to, the interests of its other stockholders. These interests include:

•        the fact that the Sponsor holds 9,900,000 private placement warrants that would expire worthless if an Initial Business Combination is not consummated;

•        the fact that the Sponsor and Spartan’s officers and directors have agreed not to redeem any of the shares of Spartan’s Common Stock held by them in connection with a stockholder vote to approve an Initial Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for 8,625,000 Founder Shares, including 100,000 Founder Shares that were subsequently transferred to two of our independent directors;

•        if the Trust Account that holds proceeds (including interest not previously released to Spartan to pay its franchise and income taxes) from the IPO and a concurrent private placement of private placement warrants to the Sponsor is liquidated, including if Spartan is unable to complete a business combination by the Deadline Date, the Sponsor has agreed to indemnify Spartan to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than Spartan’s independent public accountants) for services rendered or products sold to Spartan or (b) a prospective target business with which Spartan has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•        the fact that Spartan’s independent directors own an aggregate of 100,000 Founder Shares that were transferred from the Sponsor, which, if unrestricted and freely tradeable would be valued at approximately $998,000, based on the closing price of the Spartan Class A Common Stock of $9.98 per share on June 15, 2021;

•        the fact that the Sponsor and Spartan’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on Spartan’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that the Sponsor and Spartan’s officers and directors will lose their entire investment in Spartan if Spartan does not complete an Initial Business Combination.

The Spartan Board was aware of and considered these interests, among other matters, in reaching the determination to approve the Business Combination and the Business Combination Agreement and in recommending that the holders of Spartan’s Common Stock vote to approve the Business Combination Proposal and adopt the Business Combination Agreement. For additional information please see the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination — Interests of Sponsor and Spartan Directors and Officers.”

The Sponsor and Spartan’s independent directors hold a significant number of shares of its Common Stock and the Sponsor holds a significant number of its warrants. They will lose their entire investment in Spartan if it does not complete an Initial Business Combination.

The Sponsor and Spartan’s independent directors hold all of the Founder Shares, representing 20% of the total outstanding shares upon completion of the IPO. The Founder Shares will be worthless if Spartan does not complete an Initial Business Combination by the Deadline Date”). In addition, the Sponsor holds an aggregate of 9,900,000 private placement warrants that will also be worthless if Spartan does not complete an Initial Business Combination by the Deadline Date.

The Founder Shares are identical to the shares of Class A Common Stock included in the units, except that (a)  only holders of the Founder Shares have the right to vote on the appointment of directors prior to Spartan’s Initial Business Combination, (b) the Founder Shares and the shares of Class A Common Stock into which the Founder Shares convert upon an Initial Business Combination are subject to certain transfer restrictions, (c) the Sponsor, officers and directors have entered into the Letter Agreement with Spartan, pursuant to which they have agreed (i) to waive their Redemption Rights with respect to their Founder Shares and public shares owned in connection with the completion of an Initial Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Spartan fails to complete an Initial Business Combination by the Deadline Date (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if Spartan fails to complete an Initial Business Combination by the Deadline Date) and (d) the Founder Shares will automatically convert into shares of Class A Common Stock at the time of an Initial Business Combination. Under the Charter, holders of Founder Shares have anti-dilution protection, but pursuant to the Charter they waived their right to anti-dilution of any Equity-linked Securities (as defined therein) issued in an Initial Business Combination.

The personal and financial interests of the Sponsor and Spartan’s officers and directors may influence their motivation in identifying, selecting and completing the Business Combination, and may also influence Spartan’s operation following the Business Combination.

Spartan and/or Sunlight may waive one or more of the conditions to the Business Combination.

Spartan may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the Charter, bylaws and applicable laws. For example, it is a condition to Spartan’s obligation to close the Business Combination that certain of Sunlight’s representations and warranties be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time (as defined therein). However, if the Spartan Board determines that it is in the best interests of Spartan to proceed with the Business Combination, then the Spartan Board may elect to waive that condition and close the Business Combination. Similarly, Sunlight could elect to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by its limited liability company agreement and applicable laws. For additional information, please see the subsection entitled “The Business Combination — Conditions to the Closing.”

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, among other things: (a) approval by Spartan’s stockholders, (b) Spartan having at least $5,000,001 of net tangible assets until the Blocker Merger Effective Time, (c) the expiration or termination of the waiting period under the HSR Act, (d) that the Total Cash Consideration shall be an aggregate amount of not less than $375,000,000 after giving effect to the exercise of any Redemption Rights by stockholders of Spartan, the closing of the PIPE Financing, the payment of any Spartan and Sunlight unpaid transaction expenses incurred in connection with the Business Combination and the PIPE Financing on the Closing Date and the satisfaction or waiver of the Minimum Retained Cash Condition, and (e) after giving effect to the payment by Spartan of any Spartan and Sunlight transaction expenses incurred in connection with the Business Combination and the PIPE Financing and excluding the amount of the Total Cash Consideration, the amount of Spartan Cash shall be no less than $50,000,000. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after stockholder approval, or Spartan or Sunlight may elect to terminate the Business Combination Agreement in certain other circumstances. For additional information please see the subsections entitled “The Business Combination — Conditions to Closing” and “The Business Combination — Termination.”

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

On April 7, 2021, a lawsuit was filed in the Supreme Court of the State of New York by a purported Spartan stockholder in connection with the Business Combination: Boiron v. Spartan Acquisition Corp. II et. al., Index No. 652310/2021 (Sup. Ct. N.Y. Cnty. ). Separately, on April 15, 2021, a lawsuit was filed in the United States District Court for the Southern District of New York by a purported Spartan stockholder in connection with the Business Combination: Gonzalez v. Spartan Acquisition Corp. II et al., Case No. 1:21-cv-02896 (S.D.N.Y. ). The complaints name Spartan and certain current and former members of the Spartan Board as defendants. The complaints allege, among other things, that this proxy statement/prospectus is misleading and/or omits material information concerning the Business Combination and that, as a result, the members of the Spartan Board breached their fiduciary duties. The Gonzalez complaint also alleges that all defendants violated Section 14(e) of the Exchange Act and that the members of the Spartan Board violated Section 20(a) of the Exchange Act. The complaints generally seek injunctive relief, unspecified damages and an award of attorneys’ and experts’ fees, among other remedies. The defendants believe the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against Spartan or its directors and officers in connection with the Business Combination. Defending such lawsuits could require Spartan to incur significant costs and draw the attention of its management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect Sunlight Financial Holdings’ business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the contemplated timeframe.

If Spartan is unable to complete an Initial Business Combination by the Deadline Date, its public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against Spartan that the Sponsor is unable to indemnify), and the Spartan Warrants will expire worthless.

If Spartan is unable to complete an Initial Business Combination by the Deadline Date, its public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against Spartan that the Sponsor is unable to indemnify), and the Spartan Warrants will expire worthless.

Subsequent to the consummation of the Business Combination, Spartan may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Spartan has conducted due diligence on Sunlight, it cannot assure you that this diligence revealed all material issues that may be present in Sunlight, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of its control will not later arise. As a result, Sunlight Financial Holdings may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if Spartan’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Spartan’s liquidity, the fact that it reports charges of this nature could contribute to negative market perceptions about it following the completion of the Business Combination or about its securities, which could adversely affect the trading price of the Class A Common Stock. In addition, charges of this nature may cause Spartan to be unable to obtain future financing on favorable terms or at all.

Even if Spartan consummates the Business Combination, there is no guarantee that the public warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the Spartan Warrants is $11.50 per share of Class A Common Stock. There is no guarantee that the public warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Spartan may issue additional Common Stock or preferred stock to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. Any such issuances would dilute the interest of its stockholders and likely present other risks.

Spartan may issue a substantial number of additional shares of common or preferred stock to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. The issuance of additional shares of common or preferred stock:

•        may lead to potential termination of the Business Combination agreement if Spartan’s securities are not listed on another national exchange mutually agreed to by Sunlight;

•        may significantly dilute the equity interests of Spartan’s investors;

•        may subordinate the rights of holders of Class A Common Stock if preferred stock is issued with rights senior to those afforded to Spartan’s Common Stock;

•        could cause a change in control if a substantial number of shares of Spartan’s Common Stock are issued, which may affect, among other things, its ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of its present officers and directors; and

•        may adversely affect prevailing market prices for Spartan’s units, Class A Common Stock and/or warrants.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about Sunlight Financial Holdings, its business or its market, or if they change their recommendations regarding the Class A Common Stock adversely, the price and trading volume of its Class A Common Stock could decline.

The trading market for the Class A Common Stock will be influenced by the research and reports that industry or securities analysts may publish about Spartan, its business, its market or its competitors. If any of the analysts who may cover Sunlight Financial Holdings following the Business Combination change their recommendation regarding Sunlight Financial Holdings’ stock adversely, or provide more favorable relative recommendations about its competitors, the price of Sunlight Financial Holdings’ Class A Common Stock would likely decline. If any analyst who may cover Sunlight Financial Holdings following the Business Combination were to cease its coverage or fail to regularly publish reports on Sunlight Financial Holdings, it could reduce Sunlight Financial Holdings’ visibility in the financial markets, which could cause its stock price or trading volume to decline.

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect our business, investments and results of operations.

Spartan is subject to laws and regulations enacted by national, regional and local governments. In particular, Spartan is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Spartan’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Spartan’s business, including its ability to negotiate and complete the Business Combination, and results of operations.

Spartan’s warrants and Founder Shares may have an adverse effect on the market price of its Class A Common Stock and make it more difficult to effectuate the Business Combination.

Spartan issued warrants to purchase 17,250,000 shares of Class A Common Stock as part of the units issued in the IPO, and Spartan also issued 9,900,000 private placement warrants to its Sponsor. Each of such warrants exercisable to purchase one share of Class A Common Stock at $11.50 per share.

Spartan’s initial stockholders currently own an aggregate of 8,625,000 Founder Shares. The Founder Shares are convertible into shares of Class A Common Stock on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like and subject to further adjustment. In addition, if the Sponsor, an affiliate of the Sponsor or certain of Spartan’s officers and directors makes any working capital loans, such loans may be converted, at the option of the lender, into up to an additional 1,500,000 private placement warrants, at the price of $1.00 per warrant. Any issuance of a substantial number of additional shares of Class A Common Stock upon exercise of these warrants and conversion rights will increase the number of issued and outstanding shares of Class A Common Stock and reduce the value of the Class A Common Stock issued to complete the Business Combination. Therefore, Spartan’s warrants and Founder Shares may make it more difficult to effectuate the Business Combination or increase the cost of acquiring Sunlight.

Spartan does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for it to complete the Business Combination even if a substantial majority of its stockholders do not agree.

Spartan’s Charter does not provide a specified maximum redemption threshold, except that in no event will Spartan redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (such that it is not subject to the SEC’s “penny stock” rules). As a result, Spartan may be able to complete the Business Combination even though a substantial majority of its public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, Spartan’s officers, directors, advisors or any of their respective affiliates. In the event the aggregate cash consideration Spartan would be required to pay for all shares of Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceeds the aggregate amount of cash available to Spartan, it will not complete the Business Combination or redeem any shares, all shares of Class A Common Stock submitted for redemption will be returned to the holders thereof, and Spartan instead may search for an alternate Business Combination.

Spartan’s stockholders will have reduced ownership and voting interests after the consummation of the Business Combination and will exercise less influence over management.

Upon the issuance of the shares of Class A Common Stock to the Blocker Holders, the Unblocked Sunlight Unitholders and the PIPE investors, current holders of Spartan Common Stock will be diluted. Following the consummation of the Business Combination and the PIPE Financing, current public stockholders of Spartan public shares would own an approximate 35.2% economic interest and 25.6% voting interest in Sunlight Financial Holdings (assuming that no public stockholders elect to have their public shares redeemed).

The Business Combination, Spartan and Sunlight Financial Holdings may be materially adversely affected by the recent COVID-19 pandemic.

In addition to the risks described above under “The ongoing novel coronavirus (“COVID-19”) pandemic and other health epidemics and outbreaks could adversely affect Sunlight’s business, results of operations and financial condition,” Spartan’s ability to consummate the Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the outbreak of the COVID-19 pandemic or its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit Spartan’s ability to have meetings with potential investors or affect the ability of Spartan’s and Sunlight’s personnel, contractors and capital providers to negotiate and consummate the Business Combination in a timely manner. The extent to which the COVID-19 pandemic impacts the Business Combination, Spartan or Sunlight Financial Holdings will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain the COVID-19 pandemic or treat its impact, among others. If the disruptions posed by the COVID-19 pandemic or other matters of global concern continue for an extensive period of time, Spartan’s ability to consummate the Business Combination may be materially adversely affected. Additionally, if the financial markets or the overall economy are impacted for an extended period, Spartan and Sunlight Financial Holdings’ results of operations, financial position and cash flows may be materially adversely affected.

Because certain of Spartan’s shares of Class A Common Stock and warrants currently trade as units consisting of one share of Class A Common Stock and one-half of one warrant, the units may be worth less than units of other blank check companies.

Each of Spartan’s units contains one-half of one warrant. Pursuant to Spartan’s warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole warrants will trade. This is different from certain other blank check companies similar to Spartan whose units include one share of common stock and one warrant to purchase one whole share. Spartan has established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of an Initial Business Combination since the warrants will be exercisable in the aggregate for one-half of the number of shares compared to units that each contain a whole warrant to purchase one share.

The NYSE may delist Spartan’s securities from trading on its exchange, which could limit investors’ ability to make transactions in Spartan’s securities and subject Spartan to additional trading restrictions.

Spartan cannot assure you that its securities will continue to be listed on the NYSE after the Business Combination. In connection with the Business Combination, Spartan will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements, in order to continue to maintain the listing of our securities on the NYSE. For instance, Spartan’s stock price would generally be required to be at least $4.00 per share, its aggregate market value would be required to be at least $150 million, and the market value of its publicly held shares would be required to be at least $40 million. Spartan cannot assure you that it will be able to meet those initial listing requirements at that time. Spartan’s continued eligibility for listing may depend on, among other things, the number of shares that are redeemed.

If the NYSE delists Spartan’s securities from trading on its exchange and it is not able to list its securities on another national securities exchange, Spartan expects its securities could be quoted on an over-the-counter market. If this were to occur, Spartan could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that Spartan’s Class A Common Stock is a “penny stock” which will require brokers trading in its Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Spartan’s units, Class A Common Stock and public warrants are listed on the NYSE, its units, Class A Common Stock and public warrants qualify as covered securities. Although the states are preempted from regulating the sale of Spartan’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Spartan is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Spartan were no longer listed on the NYSE, its securities would not be covered securities and it would be subject to regulation in each state in which Spartan offers its securities.

The Spartan Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

The Spartan Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Spartan’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Spartan’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Spartan Board in valuing Sunlight and assuming the risk that the Spartan Board may not have properly valued the business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact Spartan’s ability to consummate the Business Combination.

A significant portion of Spartan’s total outstanding shares are, and Sunlight Financial Holding’s total outstanding shares will be, restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of its Class A Common Stock to drop significantly, even if its business is doing well.

Sales of a substantial number of shares of Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Spartan’s Class A Common Stock. Pursuant to the terms of the Letter Agreement entered into at the time of IPO, the Founder Shares may not be transferred until the earlier to occur of (a) one year after the Closing and (b) the date on which Spartan completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. Furthermore, pursuant to the Business Combination Agreement, at the Closing, (a) the Blocker Holders have agreed to the same lock-up restrictions applicable to the Sponsor and the Insiders (as defined in the Letter Agreement Amendment) as described above; (b) all Sunlight employees and former employees who, as of immediately after the Closing, will hold 100,000 shares or more of Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, will agree that: (x) 20% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the one-year anniversary of the Closing, with the potential for Early Release after six months following the Closing and (y) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 15-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing; (c) certain executives of Sunlight will agree that: (x) 20% of the Restricted Stock held by it, him or her will subject to lock-up transfer restrictions until the 16-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing and (y) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 20-month anniversary of the Closing, with potential for Early Release after 14 months following the Closing; and (d) all other persons who hold equity or equity-based awards in respect of less than 100,000 shares of the Restricted Stock as of immediately prior to at the Closing, will agree that 100% of the Restricted Stock held by it, him or her will be subject to subject to lock-up transfer restrictions until the six-month anniversary of the Closing; provided, that with respect to any such person that is not a Sunlight employee, Sunlight will request and use commercially reasonable efforts to obtain such agreement from such person, and, where applicable, subject to exceptions to be included in such lock-up agreements for “net settlement” of distributions of Class A Common Stock to holders of certain company awards as contemplated by Section 2.02(e) of the Business Combination Agreement in respect of applicable tax withholding obligations and the ability of the holders of LTIP Units to “sell to cover” any remaining tax obligation. For purposes of the foregoing, “Early Release” shall be achieved if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at the period specified above after the Closing.

Notwithstanding the foregoing, if the last reported sale price of Spartan’s Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, the shares of Class A Common Stock into which the Founder Shares convert will be released from these transfer restrictions.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of Spartan’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Spartan’s securities prior to or after the Closing may decline. The market values of Spartan’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed or any subsequent date.

In addition, following the Business Combination, fluctuations in the price of Spartan’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, trading in the shares of Spartan’s Class A Common Stock has not been active. Accordingly, the valuation ascribed to the Class A Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Sunlight Financial Holdings’ securities develops and continues, the trading price of Spartan’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, many of which will be beyond Sunlight Financial Holdings’ control. Any of the factors listed below could have a material adverse effect on your investment in Sunlight Financial

Holdings’ securities and its securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Sunlight Financial Holdings’ securities may not recover and may experience a further decline.

Factors affecting the trading price of Sunlight Financial Holdings’ securities following the Business Combination may include:

•        actual or anticipated fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to Spartan;

•        changes in the market’s expectations about its operating results;

•        success of competitors;

•        operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Sunlight or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to Spartan;

•        the ability to market new and enhanced products and technologies on a timely basis;

•        changes in laws and regulations affecting Sunlight Financial Holdings’ business;

•        the ability to meet compliance requirements;

•        commencement of, or involvement in, litigation involving Sunlight Financial Holdings;

•        changes in Sunlight Financial Holdings’ capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of Class A Common Stock available for public sale;

•        the timing and value of exchanges of Sunlight Class EX Units and Class C Common Stock, subject to certain lock-up restrictions and other limitations, for shares of Class A Common Stock;

•        any major change in the Spartan Board or management;

•        sales of substantial amounts of Class A Common Stock by Sunlight Financial Holdings’ directors, executive officers, employees or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Spartan’s securities irrespective of Sunlight’s operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Sunlight Financial Holdings’ securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Sunlight Financial Holdings following the Business Combination could depress the trading price of Sunlight Financial Holdings’ securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of Sunlight Financial Holdings’ securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

The Sponsor and Spartan’s directors, officers, advisors or any of their respective affiliates may elect to purchase public shares from public stockholders, which may influence the vote on the Business Combination and reduce the public “float” of the Class A Common Stock.

The Sponsor and Spartan’s directors, officers, advisors or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although none are under any obligation to do so. There is no limit on the number of public shares the Sponsor or the directors, officers, advisors of Spartan or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of the NYSE. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the Sponsor and Spartan’s directors, officers, advisors and their respective affiliates have not consummated any such purchases or acquisitions, have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor or Spartan’s directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor or Spartan’s directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination and the other proposals for which stockholder approval is required in connection therewith or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of Spartan’s public shares of Class A Common Stock may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Spartan’s Class A Common Stock may be reduced and the number of beneficial holders of Spartan’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Spartan’s securities on a national securities exchange. See the subsection entitled “The Business Combination — Potential Purchases of Public Shares” for a description of how our Sponsor, directors, officers, advisors or any of their respective affiliates will select which stockholders or warrantholders to purchase securities from in any private transaction.

If third parties bring claims against Spartan, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.

Placing funds in the Trust Account may not protect those funds from third-party claims against Spartan. Although Spartan has and will continue to seek to have all vendors, service providers (other than its independent public accountants), prospective target businesses and other entities with which it does business execute agreements with Spartan before the Initial Business Combination waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Spartan’s public stockholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Spartan’s assets, including the funds held in the Trust Account. Although no third parties have refused to execute an agreement waiving such claims to the monies held in the Trust Account to date, if any third party refuses to execute such an agreement in the future, Spartan’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Spartan than any alternative. Making such a request of potential target businesses may make Spartan’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that Spartan might pursue.

Examples of possible instances where Spartan may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Spartan and will not seek recourse against the Trust Account for any reason. Upon redemption of Spartan’s public shares, if it is unable to complete an Initial Business Combination by the Deadline Date, or upon the exercise of a redemption right in connection with an Initial Business Combination, Spartan will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to Spartan if and to the extent any claims by a third party for services rendered (other than Spartan’s independent public accountants) or products sold to Spartan, or a prospective target business with which Spartan has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to Spartan to pay its franchise and income taxes, less franchise and income taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed an agreement waiving claims against and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Spartan’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Spartan has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations. Spartan believes that the Sponsor’s only assets are securities of Spartan. Therefore, Spartan cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for an Initial Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Spartan may not be able to complete an Initial Business Combination. None of Spartan’s officers or directors will indemnify Spartan for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Spartan’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account.

In the event that the proceeds in the Trust Account are reduced below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to Spartan to pay its franchise and income taxes, less franchise and income taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Spartan’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While we currently expect that Spartan’s independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Spartan, it is possible that Spartan’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If Spartan’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account may be reduced below $10.00 per share.

Spartan may not have sufficient funds to satisfy indemnification claims of its directors and officers.

Spartan has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Spartan’s officers and directors have agreed, and any persons who may become officers or directors prior to an Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Spartan only if (a) it has sufficient funds outside of the Trust Account or (b) it consummates an Initial Business Combination. Spartan’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Spartan’s officers and directors, even though such an action, if successful, might otherwise benefit Spartan and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Spartan pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after Spartan distributes the proceeds in the Trust Account to its public stockholders, Spartan files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Spartan Board may be viewed as having breached their fiduciary duties to Spartan’s creditors, thereby exposing Spartan and the members of the Spartan Board to claims of punitive damages.

If, after Spartan distributes the proceeds in the Trust Account to its public stockholders, Spartan files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Spartan’s stockholders. In addition, the Spartan Board may be viewed as having breached its fiduciary duty to Spartan’s creditors and/or having acted in bad faith, thereby exposing itself and Spartan to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to Spartan’s public stockholders, Spartan files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Spartan’s stockholders and the per-share amount that would otherwise be received by Spartan’s stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Spartan’s public stockholders, Spartan files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Spartan’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Spartan’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Spartan’s stockholders in connection with our liquidation may be reduced.

The Blocker Holders and Unblocked Sunlight Unitholders will own a significant amount of Sunlight Financial Holdings’ voting stock and are initially entitled to appoint a majority of its board members, and their interests may conflict with those of other stockholders.

Following the consummation of the Business Combination, the Blocker Holders and Unblocked Sunlight Unitholders will own approximately 46.6% of Sunlight Financial Holdings’ voting stock (assuming that no public stockholders elect to have their public shares redeemed) and will initially be entitled to appoint up to seven of the nine members of the New Sunlight Financial Holdings Board (although four of the seven appointed directors must be independent directors, as further described in the Investor Rights Agreement). In addition, each of the Blocker Holders and our Sponsor will have the right to appoint and nominate persons to serve on the New Sunlight Financial Holdings Board, so long as such person continues to own at least 50.0% of the number of shares of our Common Stock owned immediately after the Closing. For a further description of such rights, see “Management After the Business Combination — Board Composition.” As a result, the Blocker Holders and Unblocked Sunlight Unitholders may be able to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of Sunlight Financial Holdings, changes to its organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of Sunlight Financial Holdings’ Class A Common Stock will be able to affect the way Sunlight Financial Holdings is managed or the direction of its business. The interests of the Blocker Holders and Unblocked Sunlight Unitholders with respect to matters potentially or actually involving or affecting Sunlight Financial Holdings, such as future acquisitions, financings and other corporate opportunities and attempts to acquire Sunlight Financial Holdings may conflict with the interests of other stockholders.

For example, the Blocker Holders and the Unblocked Sunlight Unitholders may have different tax positions from Sunlight Financial Holdings, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets or the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of Sunlight Financial Holdings’ obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to Sunlight Financial Holdings’ tax reporting positions may take into consideration tax or other considerations of the Blocker Holders and Unblocked Sunlight Unitholders , including the effect of such positions on Sunlight Financial Holdings’ obligations under the Tax Receivable Agreement, which may differ from the considerations of Sunlight Financial Holdings or its other stockholders.

Sunlight Financial Holdings will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the Business Combination, Sunlight Financial Holdings will enter into the Tax Receivable Agreement, which generally provides for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the consummation of the Business Combination as a result of certain increases in tax basis available to Sunlight Financial Holdings as a result of its acquisition of Sunlight Class EX Units (accompanied by a corresponding number of shares of Class C Common Stock) pursuant to an exercise of the Redemption Right or Spartan’s Call Right (each as defined in the Sunlight A&R LLC Agreement) (including any increases in tax basis relating to prior transfers of such Sunlight Class EX Units that will be available to Sunlight Financial Holdings as a result of its acquisition of such Sunlight Class EX Units), and certain benefits attributable to imputed interest. Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any.

The term of the Tax Receivable Agreement will commence upon the consummation of the Business Combination and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless Sunlight Financial Holdings exercises its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to Sunlight Financial Holdings’ breach of a material obligation thereunder or certain mergers or other changes of control), and Sunlight Financial Holdings makes the termination payments as specified in the Tax Receivable Agreement. In addition, payments Sunlight Financial Holdings makes under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated early, the payments under the Tax Receivable Agreement are anticipated to commence following the first exercise of the Redemption Right following the consummation of the Business Combination and to continue for at least 15 years after the date of the last redemption of Sunlight Class EX Units.

The payment obligations under the Tax Receivable Agreement will be Sunlight Financial Holdings’ obligations and not obligations of Sunlight, and we expect that the payments Sunlight Financial Holdings will be required to make under the Tax Receivable Agreement could be substantial. Estimating the amount and timing of Sunlight Financial Holdings’ realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of Sunlight Financial Holdings’ ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of Sunlight Class EX Units, the price of the Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unitholder’s tax basis in its Sunlight Class EX Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Sunlight Financial Holdings generates in the future, the U.S. federal income tax rate then applicable, and the portion of Sunlight Financial Holdings’ payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Sunlight Financial Holdings’ actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount Sunlight Financial Holdings would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of Sunlight Financial Holdings’ realization of tax benefits. Any distributions made by Sunlight to Sunlight Financial Holdings in order to enable Sunlight Financial Holdings to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the other Sunlight Unitholders, could have an adverse impact on Sunlight Financial Holdings’ liquidity.

The payments under the Tax Receivable Agreement will not be conditioned upon a TRA Holder having a continued ownership interest in Sunlight Financial Holdings or Sunlight. In addition, certain of the TRA Holders’ rights (including the right to receive payments) under the Tax Receivable Agreement will be transferable, subject to Sunlight Financial Holdings’ consent (not to be unreasonably withheld, conditioned, or delayed), at the option of such TRA Holder.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Sunlight Financial Holdings realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If Sunlight Financial Holdings experiences a Change of Control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at Sunlight Financial Holdings’ election or as a result of Sunlight Financial Holdings’ material breach thereunder), Sunlight Financial Holdings would be required to make a payment equal to the deemed present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to SOFR (as defined in the Tax Receivable Agreement) plus 100 basis points), and such early termination payment could be substantial, depending, among other things, on the timing of such early termination. The calculation of anticipated future payments would be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that Sunlight Financial Holdings has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any Sunlight Class EX Units outstanding on the termination date or Change of Control date, as applicable, are deemed to be redeemed on such date. In the case of termination at Sunlight Financial Holdings’ election or as a result of Sunlight Financial Holdings’ material breach, the termination payment would be due immediately. In the case of a Change of Control of Sunlight Financial Holdings, Sunlight Financial Holdings will have the option to make such early termination payment immediately upon such Change of Control or ratably over a two-year period following the Change of Control. In such situations, payments under the Tax Receivable Agreement may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If Sunlight Financial Holdings experiences a Change of Control or the Tax Receivable Agreement terminates early (at Sunlight Financial Holdings’ election or as a result of Sunlight Financial Holdings’ material breach thereunder), Sunlight Financial Holdings’ obligations under the Tax Receivable Agreement could have a material adverse effect on Sunlight Financial Holdings’ liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control, or reduce the consideration payable to holders of shares of Class A Common Stock. For example, if the Tax Receivable Agreement were terminated immediately after the consummation of the Business Combination, assuming no redemptions of shares of Class A Common Stock, the estimated early termination payment would, in the aggregate, be approximately $92.7 million (calculated using a discount rate equal to SOFR plus 100 basis points, applied against an undiscounted liability of $93.7 million calculated based on certain assumptions, including but not limited to a $10.00 per share trading price, an estimated blended statutory U.S. federal, state and local corporate income tax rate of 25.2%, no material change in U.S. federal income tax law, and that Sunlight Financial Holdings will have sufficient taxable income to utilize such estimated tax benefits). Assuming the maximum redemption scenario with regards to the shares of Class A Common Stock but otherwise using the same assumptions, the estimated early termination payment would, in the aggregate, be approximately $111.1 million. The foregoing number is merely an estimate and the actual payment could differ materially. In the event that Sunlight Financial Holdings’ obligation to make payments under the Tax Receivable Agreement is accelerated as a result of a Change of Control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the Change of Control giving rise to such acceleration. However, Sunlight Financial Holdings may be required to fund such payment from other sources, and as a result, any early termination of Sunlight Financial Holdings’ obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and may substantially reduce the consideration payable to holders of Sunlight Financial Holdings’ Class A Common Stock in connection with a Change of Control. Sunlight Financial Holdings does not currently expect to cause an acceleration due to breach, and does not currently expect that Sunlight Financial Holdings would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that Sunlight Financial Holdings will be able to meet its obligations under the Tax Receivable Agreement.

In the event that Sunlight Financial Holdings’ payment obligations under the Tax Receivable Agreement are accelerated upon by certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of Class A Common Stock could be substantially reduced.

If Sunlight Financial Holdings experiences a Change of Control (as defined in the Tax Receivable Agreement), Sunlight Financial Holdings would be obligated to make a payment immediately or ratably over the two-year period, at the option of Sunlight Financial Holdings, following the Change of Control, and such payment or payments may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of Sunlight Financial Holdings’ payment obligations under the Tax Receivable Agreement, holders of Class A Common Stock could receive substantially less consideration in connection with a Change of Control than they would receive in the absence of such obligation. Further, Sunlight Financial Holdings’ payment obligations under the Tax Receivable Agreement are not conditioned upon TRA Holders’ having a continued interest in Sunlight Financial Holdings or Sunlight. Accordingly, a TRA Holders’ interests may conflict with those of the holders of Class A Common Stock. Please read “Risk Factors — Risks Related to Spartan and the Business Combination — In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Sunlight Financial Holdings realizes in respect of the tax attributes subject to the Tax Receivable Agreement.”

Sunlight Financial Holdings will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Sunlight Financial Holdings will determine, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which the payments under the Tax Receivable Agreement are based, as well as other related tax positions Sunlight Financial Holdings takes, and a court could sustain such challenge. The TRA Holders will not reimburse Sunlight Financial Holdings for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any such TRA Holders will be netted against future payments that would otherwise be made to such TRA Holders, if any, after Sunlight Financial Holdings’ determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, Sunlight Financial Holdings could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could materially adversely affect its liquidity.

In certain circumstances, Sunlight will be required to make tax distributions to Sunlight Unitholders, including Sunlight Financial Holdings, and such tax distributions may be substantial. To the extent Sunlight Financial Holdings receives tax distributions in excess of its actual tax liabilities and retains such excess cash, holders of Sunlight Class EX Units would benefit from such accumulated cash balances if they exercise their redemption right.

Pursuant to the Sunlight A&R LLC Agreement, to the extent Sunlight has available cash (taking into account Sunlight’s borrowing capacity), Sunlight will generally be required to make pro rata distributions (which we refer to as “tax distributions”), to all Sunlight Unitholders, including Sunlight Financial Holdings, in an amount generally intended to allow Sunlight Unitholders, including Sunlight Financial Holdings, to satisfy their respective income tax liabilities with respect to their allocable share of the income of Sunlight, based on certain assumptions and conventions, provided that tax distributions will be made, except in limited circumstances, sufficient to allow Sunlight Financial Holdings to satisfy its actual tax liabilities and obligations under the Tax Receivable Agreement. The amount of such tax distributions will be determined based on certain assumptions, including an assumed individual income tax rate (unless the corporate tax rate is higher), and will be calculated after taking into account other distributions (including prior tax distributions) made by Sunlight. Because tax distributions will be made pro rata based on ownership and due to, among other items, differences between the tax rates applicable to Sunlight Financial Holdings and the assumed individual income tax rate used in the calculation and requirements under the applicable tax rules that Sunlight’s net taxable income be allocated disproportionately to its unitholders in certain circumstances, tax distributions may significantly exceed the actual tax liability for many of Sunlight Unitholders, including Sunlight Financial Holdings. If Sunlight Financial Holdings retains the excess cash it receives, the holders of Sunlight Class EX Units would benefit from any value attributable to such accumulated cash balances as a result of their exercise of the Redemption Right (as defined in the Sunlight A&R LLC Agreement). However, Sunlight Financial Holdings expects to take other steps to eliminate any material cash balances. In addition, the tax distributions Sunlight will be required to make may be substantial and may exceed the tax liabilities that would be owed by a similarly situated corporate taxpayer. Funds used by Sunlight to satisfy its tax distribution obligations will not be available for reinvestment in our business, except to the extent Sunlight Financial Holdings uses the excess cash it receives to reinvest in Sunlight for additional Sunlight Units. In addition, because cash available for additional tax distributions is determined by taking into account the ability of Sunlight and any subsidiaries to incur additional borrowing, Sunlight may be required to increase its indebtedness in order to fund additional tax distributions. Such additional borrowing may adversely affect Sunlight’s financial condition and business operations by, without limitation, limiting Sunlight’s ability to borrow in the future for other purposes, such as capital expenditures, and increasing Sunlight’s interest expense and leverage ratios.

If Sunlight were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Sunlight Financial Holdings and Sunlight might be subject to potentially significant tax inefficiencies, and Sunlight Financial Holdings would not be able to recover payments previously made by it under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

Sunlight intends to operate such that it does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are listed for trading on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of Sunlight Class EX Units pursuant to the Redemption Right (or the Call Right) (each as defined in the Sunlight A&R LLC Agreement) or other transfers of Sunlight Class EX Units could cause Sunlight to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of Sunlight Class EX Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of Sunlight, and the Sunlight A&R LLC Agreement, which will be entered into in connection with the consummation of the Business Combination, will provide for limitations on the ability of unitholders of Sunlight to transfer their Sunlight Class EX Units and will provide Sunlight Financial Holdings, through its control of the sole managing member of Sunlight, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of Sunlight to redeem their Sunlight Class EX Units pursuant to the Redemption Right (as defined in the Sunlight A&R LLC Agreement) to the extent Sunlight Financial Holdings believes it is necessary to ensure that Sunlight will continue to be treated as a partnership for U.S. federal income tax purposes.

If Sunlight were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Sunlight Financial Holdings and for Sunlight, for example, if Sunlight Financial Holdings is not able to file a consolidated U.S. federal income tax return with Sunlight. In addition, Sunlight Financial Holdings may not be able to realize tax benefits covered under the Tax Receivable Agreement, and Sunlight Financial Holdings would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Sunlight’s assets) were subsequently determined to have been unavailable.

Increases in applicable tax rates, changes in applicable tax laws or disagreements with tax authorities can adversely affect Sunlight Financial Holdings’ business, financial condition or results of operations.

Sunlight Financial Holdings will have no material assets other than its indirect interest in Sunlight, which holds, directly or indirectly, all of the operating assets of Sunlight’s business. Sunlight generally will not be subject to U.S. federal income tax. Sunlight Financial Holdings is a U.S. corporation that will be subject to U.S. corporate income tax on its worldwide operations, including its share of income of Sunlight. Sunlight Financial Holdings and Sunlight will also be subject to various U.S. federal, state and local taxes.

New U.S. laws and policy relating to taxes may have an adverse effect on Sunlight Financial Holdings and Sunlight’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Sunlight Financial Holdings and Sunlight. Increases in income tax rates or other changes in income tax laws in the United States or any particular jurisdiction in which Sunlight operates or is otherwise subject to tax can reduce Sunlight Financial Holdings’ after-tax income from such jurisdiction and adversely affect our business, financial condition or results of operations. Existing tax laws in the United States have been and could in the future be subject to significant change. For example, in December 2017, the Tax Cuts and Jobs Act (the “TCJ Act”), was signed into law in the United States, making significant changes to the Code. While Sunlight’s accounting for the recorded impact of the TCJ Act is deemed to be complete, these amounts are based on prevailing regulations and currently available information, and additional guidance issued by the IRS, may continue to impact Sunlight Financial Holdings’ recorded amounts in future periods. Further, President Joe Biden has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws

(including provisions enacted pursuant to the TCJ Act), including an increase in the U.S. income tax rate applicable to corporations from 21% to 28%. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. Additional changes in the United States tax regime, including changes in how existing tax laws are interpreted or enforced, can adversely affect Sunlight Financial Holdings’ business, financial condition or results of operations.

Spartan and Sunlight are and, following the Business Combination, will continue to be subject to reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which Sunlight operates, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from Sunlight’s historical provisions and accruals, resulting in an adverse impact on our business, financial condition or results of operations.

Risks Related to the Warrants and Redemption

There is no guarantee that a stockholder’s decision whether to elect to redeem its shares of Class A Common Stock for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

Spartan can give no assurance as to the price at which a stockholder may be able to sell its shares of Class A Common Stock in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of the Business Combination may cause an increase in the trading price of shares of Class A Common Stock and may result in a lower value realized now than a stockholder might realize in the future had the stockholder redeemed its shares. Similarly, if a stockholder does not elect to redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Spartan’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

In order to exercise their Redemption Rights, holders of public shares are required to submit a request in writing and deliver their shares (either physically or electronically) to the Transfer Agent at least two business days prior to the special meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account, including interest not previously released to Spartan to pay Spartan’s franchise and income taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the subsection entitled “Special Meeting of Spartan Stockholders — Redemption Rights” for additional information on how to exercise your Redemption Rights.

Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their Redemption Rights prior to the deadline.

Public stockholders who wish to redeem their shares of Class A Common Stock for a pro rata portion of the Trust Account must, among other things, as more fully described in the subsection entitled “Special Meeting of Spartan Stockholders — Redemption Rights,” tender their certificates to the Transfer Agent or deliver their shares to the Transfer Agent electronically through DTC prior to 5:00 p.m., Eastern time, on July 6, 2021. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Spartan does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their Redemption Rights and thus will be unable to redeem their shares.

In addition, holders of outstanding units of Spartan must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares. If you hold units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to the Exchange Agent with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your Redemption Rights with respect to the public shares following the separation of such public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Exchange Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights with respect to the public shares following the separation of such public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

If a public stockholder fails to receive notice of Spartan’s offer to redeem its public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such stockholder’s shares of Class A Common Stock may not be redeemed.

Spartan will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Spartan’s compliance with these rules, if a public stockholder fails to receive Spartan’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of Class A Common Stock. In addition, the proxy materials that Spartan will furnish to holders of its public shares of Class A Common Stock in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem public shares of Class A Common Stock. In the event that a stockholder fails to comply with these or any other procedures, its shares of Class A Common Stock may not be redeemed.

If Spartan is unable to consummate the Business Combination or any other Initial Business Combination by the Deadline Date, the public stockholders may be forced to wait beyond such date before redemption from the Trust Account.

If Spartan is unable to consummate the Business Combination by the Deadline Date, Spartan will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares of Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law and (c) as promptly as reasonably possible following such redemption, subject to the approval of Spartan’s remaining stockholders and the Spartan Board, dissolve and liquidate, subject in each case to Spartan’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

If you exercise your warrants on a “cashless” basis, you will receive fewer shares of Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

There are circumstances in which the exercise of the warrants may be required or permitted to be made on a cashless basis. First, if our shares of Class A Common Stock are at any time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of redeemable warrants who exercise their redeemable warrants to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such circumstances, each holder would exchange a number of warrants for a number of shares of Class A Common Stock equal to the number of warrants exchanged multiplied by the lesser of (A) the quotient obtained by dividing (x) the product of (i) the number of shares of our Class A Common Stock underlying the warrants, and (ii) the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) such fair market value and (B) the product of the number of warrants surrendered and 0.361 (subject to adjustment). The “fair market value” of our Class A Common Stock as used in this paragraph shall mean the average reported last sale price of our Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Second, if we call our redeemable warrants for redemption for cash when the price per share of Class A Common Stock equals or exceeds $10.00, holders who exercise their warrants will receive that number of shares set forth in the table as described under the subsection “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00.” As a result, you would receive fewer shares of Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the warrant could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of our Class A Common Stock purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Class A Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met.

If and when the outstanding public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the outstanding public warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding public warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sale price per share of our Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders, and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of shares of Class A Common Stock determined based on the redemption date and the fair market value of our Class A Common Stock. Please see the subsection “Description of Securities — Warrants — Public Stockholder’s Warrants — Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00.” The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of Common Stock received is capped at 0.361 shares of Class A Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

None of the private placement warrants will be redeemable by us (except as described below under “Description of Securities — Warrants — Public Stockholder’s Warrants”— Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00”) so long as they are held by our Sponsor or its permitted transferees.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our Initial Business Combination by the Deadline Date may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the Deadline Date in the event we do not complete our Initial Business Combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our Initial Business Combination by the Deadline Date is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

Whether a redemption of our Class A Common Stock will be treated as a sale of such Class A Common Stock for U.S. federal income tax purposes will depend on a stockholder’s specific facts.

The U.S. federal income tax treatment of a redemption of our Class A Common Stock will depend on whether the redemption qualifies as a sale of such Class A Common Stock under Section 302 of the Code, which will depend largely on the total number of shares of our stock treated as held (actually or constructively, including as a result of owning Spartan Warrants) by the stockholder electing to redeem its Class A Common Stock relative to all of our shares of stock outstanding before and after the redemption. If such redemption is not treated as a sale of Class A Common Stock for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution of cash from us. See “The Business Combination — Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock” for a more detailed discussion of the U.S. federal income tax treatment of a redemption of Class A Common Stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this proxy statement/prospectus, regarding the Business Combination, Spartan’s ability to consummate the Business Combination, the benefits of the transaction, Sunlight Financial Holdings’ future financial performance following the Business Combination and Sunlight Financial Holdings’ strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “project” or the negative of such terms or other similar expressions, although not all forward looking statements contain such identifying words. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, Spartan disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this proxy statement/prospectus. Spartan cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Spartan.

In addition, Spartan cautions you that the forward-looking statements regarding Spartan and Sunlight Financial Holdings after the Closing, which are included in this proxy statement/prospectus, are subject to the following factors:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that have been or may be instituted against Spartan or Sunlight following announcement of the Business Combination;

•        the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Spartan, or satisfy the other conditions to closing in the Business Combination Agreement;

•        the risk that Spartan may not be able to consummate the PIPE Financing;

•        the risk that the Business Combination disrupts current plans and operations of Sunlight or Spartan as a result of the announcement and consummation of the Business Combination;

•        Sunlight’s ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Sunlight to grow and manage growth profitably following the Business Combination;

•        costs related to the Business Combination;

•        Sunlight Financial Holdings’ success in retaining or recruiting, or changes in, its officers, key employees or directors following the Business Combination;

•        the possibility of third-party claims against the Trust Account;

•        changes in applicable laws or regulations;

•        the possibility that the COVID-19 pandemic may hinder Spartan’s ability to consummate the Business Combination;

•        the possibility that the COVID-19 pandemic may adversely affect the results of operations, financial position and cash flows of Spartan, Sunlight or Sunlight Financial Holdings;

•        technological changes;

•        data security breaches or other network outages;

•        the possibility that Spartan, Sunlight or Sunlight Financial Holdings may be adversely affected by other economic, business and/or competitive factors;

•        Sunlight’s failure to retain or replace existing contractors or to grow its contractor network;

•        Sunlight’s ability to either expand the commitments of its existing capital providers or find additional capital providers to fund additional volume; and

•        the risk that certain third-party service providers and vendors that Sunlight relies on may be unable or unwilling to provide their services or products.

Should one or more of the risks or uncertainties described in this proxy statement/prospectus, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” and in Spartan’s periodic filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the subsequent Quarterly Reports on Form 10-Q. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction:

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the acquisition of Sunlight by Spartan, resulting reorganization into an umbrella partnership C corporation structure (or “Up-C” structure), and other agreements entered into as part of the Business Combination Agreement.

Spartan is a blank check company incorporated in Delaware on August 17, 2020 (inception) for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for the IPO was declared effective on November 24, 2020. On November 30, 2020, the Spartan consummated its IPO of 34,500,000 units, including the issuance of 4,500,000 units as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per unit, generating gross proceeds of approximately $345.0 million. Simultaneously with the closing of the IPO, Spartan consummated the private placement of 9,900,000 Spartan Warrants, at a price of $1.00 per Spartan Warrant to the Sponsor, generating proceeds of $9.9 million. Each Spartan Warrant is exercisable to purchase for $11.50 one share of Class A Common Stock. As of March 31, 2021, there was approximately $345.1 million held in the Trust Account.

Sunlight is a business-to-business-to-consumer, technology-enabled point-of-sale (POS) financing platform that provides residential solar and home improvement contractors the ability to offer seamless POS financing to their customers when purchasing residential solar systems or other home improvements. The resulting loans are funded by Sunlight’s network of capital providers who, by partnering with Sunlight, gain access to a difficult-to-reach loan market, best-in-class consumer credit underwriting and attractive risk adjusted returns. These loans are facilitated by Sunlight’s proprietary technology platform, Orange®, through which Sunlight offers instant credit decisions to homeowners nationwide at the POS on behalf of Sunlight’s various capital providers. Since Sunlight’s founding in 2014, Sunlight has facilitated over $4.0 billion of loans through the Sunlight Platform in partnership with over 1,200 contractor relationships.

The organizational structure following the completion of the Business Combination, as described above, is an “Up-C” structure. This organizational structure will allow the Unblocked Sunlight Unitholders and holders of Sunlight Warrants (see the diagram in Note 2, collectively, the “Flow-Through Sellers”) to retain equity ownership in Sunlight, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Sunlight Class EX Units. Each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. The public stockholders will continue to hold Class A Common Stock of Spartan, which, upon consummation of the Business Combination, will be renamed to Sunlight Financial Holdings, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. See the section entitled “Risk Factors — Risks Related to Spartan and the Business Combination” for additional information on our organizational structure.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 present the pro forma effect of the Business Combination as if they had been completed on January 1, 2020.

We refer to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations as the pro forma financial information.

The pro forma financial information is not necessarily indicative of what the Sunlight Financial Holdings’ balance sheet or statement of operations actually would have been had the Business Combination been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination.

The unaudited pro forma condensed combined financial information is presented in two scenarios: (1) assuming No Redemptions, and (2) assuming Maximum Redemptions.

•        Assuming No Redemptions — This scenario assumes that none of Spartan’s stockholders elect to redeem their Class A Common Stock for a pro rata portion of cash in the Trust Account, and thus the full amount of the approximately $345.1 million held in the Trust Account is available for the Business Combination.

•        Assuming Maximum Redemptions — There is no specified Maximum Redemptions threshold; however, the Closing is conditioned upon, among other things, minimum cash consideration of $375.0 million, after giving effect to redemptions and the PIPE Financing. Hence, this scenario assumes that Spartan’s stockholders will redeem approximately 13.2 million shares of Class A Common Stock for aggregate redemption payments of $132.1 million. Aggregate redemption payments of $132.1 million were calculated as the difference between (i) available trust cash of $345.1 million, plus the PIPE Financing of $250.0 million, less estimated total transaction expenses of $38.0 million and less $50.0 million (“Minimum Retained Cash Condition”) and (ii) minimum cash consideration required of $375.0 million (“Minimum Cash Consideration Condition”). The number of public redemption shares of approximately 13.2 million shares was calculated based on the estimated per share redemption value of $10.00 ($345.1 million in Trust Account divided by 34.5 million outstanding Spartan public shares).

The following summarizes the pro forma ownership of Class A Common Stock of Sunlight Financial Holdings assuming historical Sunlight Warrants were exercised following the Business Combination, under the two scenarios:

	No Redemptions Scenario		Maximum Redemptions Scenario
Shares in thousands	Shares	%	Shares	%
Existing direct and indirect Sunlight owners’ interest in Spartan[1]	29,754	30.4%	35,634	39.7%
Spartan public stockholders	34,500	35.3%	21,300	23.7%
Sponsor and related parties	8,625	8.8%	7,800	8.7%
Third party PIPE investors	25,000	25.5%	25,000	27.9%
Total Class A Common Stock	97,879	100.0%	89,734	100.0%

____________

1     This excludes the impact of shares of Class A Common Stock that are subject to vesting as of the Closing, which will be accounted for as post Business Combination compensation expenses. This also excludes the Flow-Through Sellers’ noncontrolling economic interest in Class EX Units, which will be redeemable (together with a corresponding number of shares of voting, non-economic Class C Common Stock) for Class A Common Stock on a 1-for-1 basis or cash, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. The table below presents the Class EX Units and noncontrolling interest percentage in Sunlight, excluding the impact of Class EX Units that are subject to vesting as of the Closing, which will be accounted for as post Business Combination compensation expenses:

	No Redemptions Scenario		Maximum Redemptions Scenario
Units in thousands	Units	% of Sunlight	Units	% of Sunlight
Flow-Through Seller’s Class EX Units and noncontrolling interest percentage in Sunlight	36,322	27.1%	43,500	32.6%

In both scenarios, the unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of Spartan as the accounting acquirer and Sunlight as the accounting acquiree. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. However, in all redemption scenarios, Spartan has been determined to be the accounting acquirer based on evaluation of the following factors:

•        Sunlight is a variable interest entity (“VIE”). Spartan Sub will be the sole managing member and primary beneficiary who has full and complete charge of all affairs of Sunlight, and the existing non-managing member stockholders of Sunlight do not have substantive participating or kick out rights; and

•        No single party controls Sunlight pre and post transaction, hence, the Business Combination is not considered a common control transaction.

The factors discussed above support the conclusion that Spartan will acquire a controlling financial interest in Sunlight and will be the accounting acquirer. Spartan is the primary beneficiary of Sunlight, which is a VIE, since it has the power to direct the activities of Sunlight that most significantly impact Sunlight’s economic performance through its control of Spartan Sub, which will be the sole managing member of Sunlight, and Spartan’s variable interests in Sunlight include ownership of Sunlight, which results in the right (and obligation) to receive benefits (and absorb losses) of Sunlight that could potentially be significant to Sunlight. Therefore, the Business Combination will be accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Sunlight, based on their estimated acquisition-date fair values. Transaction costs will be expensed as if the Business Combination consummated on January 1, 2020.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are based on the historical financial statements (as restated) of Spartan and historical financial statements of Sunlight. The unaudited transaction accounting adjustments are based on information currently available, and assumptions and estimates underlying the unaudited transaction accounting adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial information is described in the accompanying notes, which should be read in conjunction with, the following:

•        Spartan’s unaudited financial statements and related notes as of and for the three months ended March 31, 2021 included elsewhere in this proxy statement/prospectus.

•        Spartan’s audited financial statements (as restated) and related notes as of December 31, 2020 and for the period from August 17, 2020 (inception) through December 31, 2020 included elsewhere in this proxy statement/prospectus.

•        Sunlight’s unaudited consolidated financial statements and related notes as of and for the three months ended March 31, 2021 and March 31, 2020 included elsewhere in this proxy statement/prospectus.

•        Sunlight’s audited consolidated financial statements and related notes as of and for the years ended December 31, 2020 and December 31, 2019 included elsewhere in this proxy statement/prospectus.

•        Spartan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.

•        Sunlight’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
($ in thousands, except share amounts)2

			No Redemption Scenario			Maximum Redemption Scenario
	Spartan Historical	Sunlight Historical	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Assets
Cash and cash equivalents	$278	$51,235	$345,079	3a	$101,812	$(132,079)	3a	$101,812
			250,000	3b		—
			(507,000)	3c		132,079	3c
			(17,418)	3d		—
			(8,567)	3e		—
			(7,550)	3e		—
			(3,587)	3e		—
			(658)	3f		—
Restricted cash	—	4,081	—		4,081	—		4,081
Prepaid expenses	1,625	—	—		1,625	—		1,625
Advances (net of allowance for credit losses)	—	32,529	—		32,529	—		32,529
Investments held in Trust Account	345,079	—	(345,079)	3a	—	—		—
Financing receivables (net of allowance for credit losses)	—	5,065	807	3g	5,872	—		5,872
Property and equipment, net	—	5,625	(4,462)	3g	1,163	—		1,163
Due from affiliates	—	1,839	(1,839)	3f	—	—		—
Intangible assets, net	—	—	485,400	3g	485,400	—		485,400
Goodwill	—	—	674,776	3g	674,776	1,296	3g	676,072
Other assets	—	4,418	—		4,418	—		4,418
Total assets	$346,982	$104,792	$859,902		$1,311,676	$1,296		$1,312,972

Liabilities and Stockholder’s Equity
Accounts payable and accrued expenses	$5,343	$16,353	$(8,930)	3d, 3e,	12,766	—		$12,766
Funding commitments	—	16,470	—		16,470	—		16,470
Debt	—	14,625	—		14,625	—		14,625
Accrued income taxes	2	—	—		2	—		2
Franchise tax payable	71	—	—		71	—		71
Distributions payable	—	765	(765)	3f	—	—		—
Deferred tax liability	—	—	39,528	3g	39,528	1,296	3g	40,824
Due to affiliates	—	1,732	(1,732)	3f	—	—		—
Deferred underwriting commissions	12,075	—	(12,075)	3d	—	—		—
Warrants, at fair value	52,456	8,257	(8,257)	3h	52,456	—		52,456
Other liabilities	—	1,306	1,039	3i	2,345	—		2,345
Total liabilities	69,947	59,508	8,808		138,263	1,296		139,559

Temporary Equity
Class A Common Stock	272,034	—	(272,034)	3j	—	—		—
Preferred class A-3 unit members’ capital	—	319,772	(319,772)	3k	—	—		—
Preferred class A-2 unit members’ capital	—	196,340	(196,340)	3k	—	—		—
Preferred class A-1-unit members’ capital	—	257,301	(257,301)	3k	—	—		—
Common unit members’ capital	—	59,836	(59,836)	3k	—	—		—

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
AS OF MARCH 31, 2021 — (Continued)
($ in thousands, except share amounts)2

			No Redemption Scenario			Maximum Redemption Scenario
	Spartan Historical	Sunlight Historical	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Stockholder’s Equity
Preferred stock	—	—	—	—	—	—		—
Class A Common Stock	1	—	9	3b, 3j, 3l, 3m	10	(1)	3a, 3l, 3m	9
Class B Common Stock	1	—	(1)	3m	—	—	3m	—
Class C Common Stock	—	—	4	3l	4	3l		4
Additional paid- in capital	38,062	1,450	249,998	3b	851,805	(132,078)	3a	780,032
			(507,000)	3c		132,079	3c
			(7,550)	3e		—
			1,116,993	3g		—
			8,257	3h		—
			(1,039)	3i		—
			272,031	3j		—
			833,249	3k		—
			(7)	3l		—	3l
			(789,415)	3n		—
			(363,224)	3o		(71,774)	3o
Accumulated deficit	(33,063)	(789,415)	789,415	3n	(41,630)	—		(41,630)
			(8,567)	3e		—
Total stockholder’s equity	5,001	(787,965)	1,593,153		810,189	(71,774)		738,415
Noncontrolling interest	—	—	363,224	3o	363,224	71,774	3o	434,998
Total equity	5,001	(787,965)	1,956,377		1,173,413	—		1,173,413
Total liabilities and stockholder’s equity	$346,982	$104,792	$859,902		$1,311,676	$1,296		$1,312,972

____________

2          Refer to Note 3 for more information on the adjustments to the Pro Forma Condensed Combined Balance Sheet

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE THREE MONTHS
ENDED MARCH 31, 2021
($ in thousands, except per share amounts)3

			No Redemption Scenario			Maximum Redemption Scenario
	Spartan Historical	Sunlight Historical	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Revenues	$—	$24,787	$—		$24,787	$—		$24,787
Costs and expenses
Cost of revenues (exclusive of items shown separately below)	—	4,854	—		4,854	—		4,854
Compensation and benefits	—	8,012	—		8,012	—		8,012
Selling, general, and Administrative	5,077	1,916	—		6,993	—		6,993
Property and technology	—	1,208	—		1,208	—		1,208
Depreciation and amortization	—	809	7,841	4a	8,650	—		8,650
Franchise tax expense	49	—	—		49	—		49
Provision for losses	—	736	—		736	—		736
Management fees to affiliate	—	100	—		100	—		100
Total operating expense	5,126	17,635	7,841		30,602	—		30,602
Operating income (loss)	(5,126)	7,152	(7,841)		(5,815)	—		(5,815)
Interest income	—	141	(38)	4b	103	—		103
Interest expense	—	(255)	—		(255)	—		(255)
Change in fair value of warrant liabilities	(10,173)	(2,614)	2,614	4c	(10,173)	—		(10,173)
Change in fair value of contract derivative, net	—	(856)	—		(856)	—		(856)
Interest income from investments held in Trust Account	69	—	(69)	4d	—	—		—
Realized gains on contract derivative, net	—	2,267	—		2,267	—		2,267
Other income (expense)	—	412			412	—		412
Business combination Expenses	—	(3,587)	3,587	4e	—	—		—
Income (loss) before income Taxes	(15,230)	2,660	(1,747)		(14,317)	—		(14,317)
Income tax expense (benefit)	2	—	(3,582)	4f	(3,580)	176	4f	(3,404)
Net income (loss)	(15,232)	2,660	1,835		(10,737)	(176)		(10,913)
Net income (loss) attributable to noncontrolling interests	—	—	(2,487)	4g	(2,487)	(513)	4g	(3,000)
Net income (loss) attributable to stockholders	$(15,232)	$2,660	$4,322		$(8,250)	$337		$(7,913)

Weighted average shares outstanding, basic and diluted:
Weighted average shares outstanding of Class A Common Stock – basic and Diluted	34,500	n/a			97,879			89,734
Net loss per share, Class A Common Stock – basic and Diluted	$—	n/a			$(0.08)			$(0.09)

Weighted average shares outstanding of Class B Common Stock – basic and Diluted	8,625	n/a				n/a		n/a
Net income per share, Class B Common Stock – basic and Diluted	$(1.77)	n/a				n/a		n/a
____________

3          Refer to Note 4 for more information on the adjustments to the Pro Forma Condensed Combined Statement of Operations

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2020
($ in thousands, except per share amounts)4

			No Redemption Scenario			Maximum Redemption Scenario
	Spartan Historical (As Restated)	Sunlight Historical	Transaction Accounting Adjustments	Note	Pro Forma	Additional Transaction Accounting Adjustments	Note	Pro Forma
Revenues	$—	$69,564	$—		$69,564	$—		$69,564
Costs and expenses
Cost of revenues (exclusive of items shown separately below)	—	13,711	—		13,711	—		13,711
Compensation and benefits	—	26,174	—		26,174	—		26,174
Selling, general, and Administrative	688	3,806	—		4,494	—		4,494
Property and technology	—	4,304	—		4,304	—		4,304
Depreciation and amortization	—	3,231	68,353	4a	71,584	—		71,584
Franchise tax expense	22	—	—		22	—		22
Provision for losses	—	1,350	—		1,350	—		1,350
Management fees to affiliate	—	400	—		400	—		400
Total operating expense	710	52,976	68,353		122,039	—		122,039
Operating income (loss)	(710)	16,588	(68,353)		(52,475)	—		(52,475)
Interest income	—	520	(152)	4b	368	—		368
Interest expense	—	(829)	—		(829)	—		(829)
Change in fair value of warrant liabilities	(16,169)	(5,510)	5,510	4c	(16,169)	—		(16,169)
Transaction costs – derivative warrant liabilities	(963)	—	—		(963)	—		(963)
Change in fair value of contract derivative, net	—	1,435	—		1,435	—		1,435
Net gain from investments held in Trust Account	10	—	(10)	4d	—	—		—
Realized gains on contract derivative, net	—	103	—		103	—		103
Other realized losses, net	—	(171)	—		(171)	—		(171)
Other income (expense)	—	(634)	—		(634)	—		(634)
Business combination Expenses	—	(878)	(12,154)	4e	(13,032)	—		(13,032)
Income (loss) before income Taxes	(17,832)	10,624	(75,159)		(82,367)	—		(82,367)
Income tax expense (benefit)	—	—	(16,732)	4f	(16,732)	1,267	4f	(15,465)
Net income (loss)	(17,832)	10,624	(58,427)		(65,635)	(1,267)		(66,902)
Net income (loss) attributable to noncontrolling interests	—	—	(22,101)	4g	(22,101)	(4,559)	4g	(26,660)
Net income (loss) attributable to stockholders	$(17,832)	$10,624	$(36,326)		$(43,534)	$3,292		$(40,242)

Weighted average shares outstanding, basic and diluted:
Weighted average shares outstanding of Class A Common Stock – basic and Diluted	34,500	n/a			97,879			89,734
Net loss per share, Class A Common Stock – basic and Diluted	$—	n/a			$(0.44)			$(0.45)

Weighted average shares outstanding of Class B Common Stock – basic and Diluted	7,765	n/a				n/a		n/a
Net income per share, Class B Common Stock – basic and Diluted	$(2.30)	n/a				n/a		n/a

____________

4          Refer to Note 4 for more information on the adjustments to the Pro Forma Condensed Combined Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except per share amounts)

Note 1 — Basis of pro forma presentation

The unaudited pro forma condensed combined financial information has been prepared assuming the Business Combination is accounted for using the acquisition method of accounting with Spartan as the acquiring entity. Under the acquisition method of accounting, Spartan’s assets and liabilities will retain their carrying values and the assets and liabilities associated with Sunlight will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date by Spartan, who was determined to be the accounting acquirer.

ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The transaction accounting adjustments represent management’s estimates based on information available as of the date of the filing of the condensed combined financial information and do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined.

The accompanying unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805 and are based on certain currently available information and certain assumptions and methodologies that Spartan believes are reasonable under the circumstances. The unaudited condensed transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the transaction accounting adjustments and it is possible the difference may be material. Spartan believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments in connection with the Business Combination. Transaction costs incurred in connection with the IPO and the PIPE Financing are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to additional paid-in capital (“APIC”) and a decrease to cash, whereas transaction costs incurred in connection with the Business Combination are expensed. See Note 3(d), 3(e) and 4(e) for a discussion of transaction costs. Sunlight is currently negotiating certain employment agreements and new equity incentive plans for the combined company. Based on the preliminary terms, these agreements may result in an increase in compensation cost on a pro forma basis. However, as these employment agreements and new equity incentive plans are still preliminary and not yet executed, Sunlight has not included a transaction accounting adjustment.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of Class A Common Stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2020.

Note 2 — Description of the Business Combination

Pursuant to the Business Combination Agreement, the Blocker Holders, LTIP Unitholders and Flow-Through Sellers (collectively, the “Sellers,”) will receive a combination of cash, rights under the Tax Receivable Agreement, Class A Common Stock and non-economic voting Class C Common Stock in Sunlight Financial Holdings. Following the consummation of the Business Combination, the combined company will be structured as an “Up-C”, whereby the Flow-Through Sellers will own equity in Sunlight through the Sunlight Class EX Units and hold direct voting rights in Sunlight Financial Holdings through Class C Common Stock.

For diagrams depicting possible ownership scenarios of Sunlight Financial Holdings post Business Combination, see the subsection entitled “Summary of the Proxy Statement/Prospectus — Organizational Structure.”

In connection with the Closing, Sunlight Financial Holdings will enter into the Tax Receivable Agreement with the TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally provides for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders, on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Business Combination as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement and (ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments Sunlight Financial Holdings makes under the Tax Receivable Agreement. Under the Tax Receivable Agreement, Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any.

The amount of the cash payments that Sunlight Financial Holdings may be required to make under the Tax Receivable Agreement could be significant and is dependent upon future events and assumptions, including the timing of the redemptions of Sunlight Class EX Units, the price of the Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unitholder’s tax basis in its Sunlight Class EX Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character and timing of taxable income Sunlight Financial Holdings generates in the future, the U.S. federal income tax rate then applicable and the portion of Sunlight Financial Holdings’ payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

Given the future payment obligations pursuant to the Tax Receivable Agreement, absent an early termination (including upon a change of control), will not arise until after the holders of Sunlight Class EX Units redeem their Sunlight Class EX Units for Class A Common Stock (or cash) after the Business Combination, and that the amount of such payments is subject to a significant uncertainty as of the Closing, for the purpose of preparation of Article 11 pro forma financial information, no initial Tax Receivable Agreement liability is recognized upon the consummation of the Business Combination. However, if all of the Class EX Units were redeemed immediately upon consummation of the Business Combination, we would recognize a change in deferred tax balances of approximately $110.2 million and $132.0 million under No Redemptions and Maximum Redemptions scenarios, respectively, and a liability of approximately $93.7 million and $112.2 million under No Redemptions and Maximum Redemptions scenarios, respectively, assuming (i) that the holders of Class EX Units redeem all of their Class EX Units immediately after the completion of this transaction at the assumed price of $10 per share of our Class A Common Stock (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of 25.2%, and (iv) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions, the price of our shares of Class A Common Stock at the time of the redemption, and the tax rates then in effect.

Note 3 — Adjustments to Pro Forma Condensed Combined Balance Sheet

Explanations of the adjustments to the pro forma balance sheet are as follows:

a)      Reflects the reclassification of $345.1 million of investments held in the Trust Account that become available for transaction consideration, transaction expenses, underwriting commission, redemption of Spartan public shares, and the operating activities of Spartan following the Business Combination, under the No Redemptions scenario and $132.1 million withdrawal of funds from the Trust Account to fund the redemption of 13.2 million shares of Class A Common Stock at approximately $10.00 per share under the Maximum Redemptions scenario.

b)      Reflects the gross cash proceeds of $250.0 million generated from the PIPE Financing through the issuance of 25.0 million shares of Class A Common Stock to the private investors. Of the $250.0 million, $2.5 thousand is recorded under Class A common stock at par and the remaining is recorded under APIC.

c)      Reflects the payment of $507.0 million of cash consideration to the Sellers under the No Redemptions scenario and $375.0 million under the Maximum Redemptions scenario in connection with the Business Combination.

d)      Reflects the payment of $17.4 million of transaction costs incurred and accrued by Spartan. Of that amount, $12.1 million relates to the cash settlement of deferred underwriting expenses payable incurred as part of the IPO to be paid upon the consummation of a Business Combination. $5.3 million relates to the cash settlement of Spartan’s accrued advisory fees in connection with the IPO.

          e)       Reflects the payment of $19.7 million of transaction costs expected to be incurred by Spartan and Sunlight upon consummation of the Business Combination. Of that amount, $7.5 million relates to equity financing fees associated with the PIPE Financing, which will be offset against APIC. The remaining $12.2 million of transaction costs expected to be incurred5 including direct and incremental costs in connection with the Business Combination, such as legal, third party advisory, investment banking, and other miscellaneous fees will be expensed. Refer to Note 4(e) for a discussion of transaction costs to be expensed in connection with the Business Combination.

f)      Reflects the cash settlement of Sunlight’s distributions payable to Blocker Holders, due from affiliates and due to affiliates upon Closing. The net cash effect is a decrease of $0.7 million.

g)      Represents the purchase price allocation adjustments resulting from the Business Combination. The calculation of the purchase price and allocation to assets acquired and liabilities assumed is preliminary because the merger has not yet been completed. The preliminary allocation to assets and liabilities is based on estimates, assumptions, valuations, and other studies which have not progressed to a stage where there is sufficient information to make a definitive calculation. Accordingly, the purchase price allocation reflected in the unaudited transaction accounting adjustments will remain preliminary until Spartan determines the final purchase price and the fair values of assets acquired and liabilities assumed. The final determination of the purchase price and related allocation is anticipated to be completed as soon as practicable after the completion of the merger and will be based on the value of Sunlight Financial Holdings’ stock price as of the Closing. Potential differences may include, but are not limited to, changes in allocation to intangible assets and change in fair value of financing receivable, deferred tax liability, and property and equipment.

____________

5       Note that of the $12.2 million, $3.6 million has been accrued by Sunlight and the remaining $8.6 million that has not yet accrued is expected to be accrued prior to the Closing.

The following is a preliminary estimate of the fair value of consideration expected to be transferred and a preliminary purchase price allocation in connection with the Business Combination.

($ in thousands)	No Redemptions	Maximum Redemptions
Equity consideration paid to Blocker Holders in Class A Common Stock, net of $2.5 million and $2.9 million post combination expense, respectively	$297,543	$356,340
Cash consideration to Sellers, net of $1.9 million and $1.4 million post combination expense, respectively	501,510	370,939
Total purchase consideration	$799,053	$727,279
Cash and cash equivalents	51,235	51,235
Restricted cash	4,081	4,081
Advances	32,529	32,529
Other assets	4,418	4,418
Financing receivables	5,872	5,872
Property and equipment, net	1,163	1,163
Due from affiliates	1,839	1,839
Intangible assets, net	485,400	485,400
Goodwill	674,776	676,072
Account payable and accrued expenses	(16,353)	(16,353)
Funding commitments	(16,470)	(16,470)
Debt	(14,625)	(14,625)
Distributions payable	(765)	(765)
Deferred tax liability	(39,528)	(40,824)
Due to affiliates	(1,732)	(1,732)
Other liabilities	(1,306)	(1,306)
Warrants, at fair value	(8,257)	(8,257)
Fair value of noncontrolling interests	(363,224)	(434,998)
Fair value of net assets acquired	$799,053	$727,279

The following table depicts the sensitivity of the purchase price and resulting goodwill to changes in the price of Class A Common Stock. The financial markets generally are experiencing higher than normal volatility and, therefore, the transaction accounting adjustments to goodwill may vary significantly due to such volatility. See the section entitled “Risk Factors — Risks Related to Spartan and the Business Combination” for more information about factors that may impact the price per share of the Class A Common Stock.

($ in thousands, except for price per share)		No Redemptions		Maximum Redemptions
Change in price per share of the Sunlight Financial Holdings’ Common Stock	Price per share	Estimated purchase price	Estimated goodwill	Estimated purchase price	Estimated goodwill
Increase of 30%	$13.00	$885,928	$870,725	$831,321	$910,720
Increase of 20%	12.00	856,970	805,444	796,640	832,540
Increase of 10%	11.00	828,012	740,164	761,959	754,360
As presented in pro forma	10.00	799,053	674,776	727,279	676,072
Decrease of 10%	9.00	767,743	607,250	689,781	595,181
Decrease of 20%	8.00	736,432	539,617	652,283	514,183
Decrease of 30%	7.00	705,121	471,984	614,785	433,186

Intangible Assets:    The following describes intangible assets that may be identified that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The installer relationships intangible asset represents the existing installer relationships of Sunlight that may be estimated by applying a multi-period excess earnings methodology. The capital provider relationships represent existing relationships with the banks that may be estimated by applying a with-and-without methodology. The developed technology intangible asset represents technology developed by Sunlight for the purpose of generating income for Sunlight, and is valued using a replacement cost method. The trademark and trade name intangible assets represent the trade names that Sunlight originated or acquired that may be valued using a relief-from-royalty method.

($ in thousands, except for weighted average useful life)	Weighted average useful life (years)	Fair value
Installer relationships	13.5	$434,000
Capital provider relationships	0.75	37,000
Trademark and trade name	10	7,700
Developed technology	5	6,700
Total		$485,400

Goodwill:    Approximately $674.8 million and $676.1 million under the No Redemptions and Maximum Redemptions scenarios, respectively, have been allocated to goodwill. Goodwill is calculated as the excess of the gross consideration transferred over the estimated fair value of the underlying net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill represents future economic benefits arising from acquiring Sunlight primarily due to its strong market position and its assembled workforce that are not individually identified and separately recognized as intangible assets. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill and indefinite lived intangible assets related to certain acquired brands will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the combined company determines that the value of goodwill and/or indefinite/finite lived intangible assets has become impaired, an accounting charge for impairment during the quarter in which the determination is made may be recognized.

h)      Reflects the elimination of Sunlight Warrants of $8.3 million to be subsequently exercised upon Closing.

i)       Reflects the future tax liability created on the transaction primarily related to the deferred tax liability on the book versus tax basis of Sunlight.

          j)       Represents the reclassification of $272.0 million of Class A Common Stock subject to possible redemption to permanent equity under both the No Redemptions and Maximum Redemptions scenarios.

k)      Reflects the reclassification of Sunlight’s historical temporary equity to APIC.

l)       Reflects (1) the issuance of 29.8 million shares of Class A Common Stock to Blocker Holders, LTIP Unitholders and holders of Sunlight Warrants and 36.3 million shares of Class C Common Stock to Unblocked Sunlight Unitholders under the No Redemptions scenario at $0.0001 par value as consideration for the Business Combination; (2) the issuance of 35.6 million shares of Class A Common Stock to Blocker Holders, LTIP Unitholders and holders of Sunlight Warrants and 43.5 million shares of Class C Common Stock to Unblocked Sunlight Unitholders under the Maximum Redemptions scenario at $0.0001 par value as consideration for the Business Combination.

m)     Reflects the reclassification of $1.0 thousand par value of Spartan Class B Common Stock to Class A Common Stock at par value to account for the conversion of 8.6 million shares of Class B Common Stock to Class A Common Stock under the No Redemptions scenario and 7.8 million shares under the Maximum Redemptions scenario.

n)      Represents the elimination of $789.4 million of Sunlight’s historical accumulative deficit.

o)      Represents the transaction accounting adjustment to record noncontrolling interest in Sunlight of $363.2 million under the No Redemptions scenario and $435.0 million under the Maximum Redemptions scenario.

Note 4 — Adjustments to Pro Forma Condensed Combined Statement of Operations

Explanations of the transaction accounting adjustments to the pro forma statement of operations are as follows:

a)      Represents additional depreciation and amortization expenses of $8.5 million and $71.3 million for the three months ended March 31, 2021 and year ended December 31, 2020, respectively, resulting from the following newly acquired intangible assets. Amount also represents the elimination of $0.7 million and $2.9 million of historical depreciation and amortization related to internally developed software for the three months ended March 31, 2021 and year ended December 31, 2020, respectively, which were fair valued under developed technology. This transaction accounting adjustment has been proposed assuming the Business Combination occurred on January 1, 2020.

($ in thousands, except for weighted average useful life)	Fair value	Weighted average useful life (years)	Amortization expense for the three months ended March 31, 2021	Amortization expense for the year ended December 31, 2020
Installer relationships	$434,000	13.5	$8,037	$32,148
Capital provider relationships	37,000	0.75	—	37,000
Trademark and trade name	7,700	10	193	770
Developed technology	6,700	5	335	1,340
Total			$8,565	$71,258

b)      Represents adjustments to interest income related to Sunlight Financial Holdings’ new amortized cost basis due to the fair value adjustment made to its financing receivables.

c)      Reflects the elimination of the changes in fair value of warrants of $2.6 million and $5.5 million for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively, given the assumption that Sunlight Warrants will be exercised upon Closing.

d)      Represents the elimination of $0.07 million and $0.01 million of interest income and net gains on Spartan’s Trust Account for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively.

e)      Reflects the transaction-related costs incurred and expected to be incurred by Sunlight and Spartan in connection with the Business Combination as if the transaction was consummated on January 1, 2020. Specifically, the adjustment of $12.2 million in the year ended December 31, 2020 includes $3.6 million of transaction-related costs accrued and expensed in the three months ended March 31, 2021 and $8.6 million of transaction-related costs to be accrued prior to the consummation of the Business Combination.

          f)       Represents the income tax effect of the transaction accounting adjustments calculated using a blended statutory income tax rate of 25.2% applied to the loss before income tax benefit applicable to the controlling interest. The effective tax rate of the combined company could be significantly different as the legal entity structure and activities of the combined company are integrated. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Spartan and Sunlight filed consolidated income tax returns during the period presented.

g)      Represents noncontrolling interest in Sunlight Net loss attributable to noncontrolling interest is $2.5 million under the No Redemptions scenario and $3.0 million under the Maximum Redemptions scenario for the three months ended March 31, 2021, and $22.1 million under the No Redemptions scenario and $26.7 million under the Maximum Redemptions scenario for the year ended December 31, 2020.

Note 5 — Pro Forma Loss per Share Information

As a result of the Business Combination, both the pro forma basic and diluted number of shares are reflective of 97.9 million shares of Class A Common Stock outstanding under the No Redemptions scenario and 89.7 million shares under the Maximum Redemptions scenario.

The calculation excludes warrants and contingently issuable shares that would be considered anti-dilutive to pro forma loss per share calculation, including (i) 17.3 million redeemable warrants to purchase Class A Common Stock of Spartan offered by Spartan in its IPO; (ii) 9.9 million warrants to purchase Class A Common Stock of Spartan that were issued to the Sponsor concurrently with the IPO; and (iii) 36.3 million Class EX Units owned by the Flow-Through Sellers under the No Redemptions scenario and 43.5 million Class EX Units under the Maximum Redemptions scenario that are redeemable (together with a corresponding number of shares of voting, non-economic Class C Common Stock) for Class A Common Stock.

	For the three months ended March 31, 2021		For the year ended December 31, 2020
($ in thousands, except per share data)	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
Pro forma net loss attributable to Sunlight Financial Holdings – basic and diluted	$(8,250)	$(7,913)	$(43,534)	$(40,242)
Pro forma weighted average Class A Common Stock outstanding – basic and diluted	97,879	89,734	97,879	89,734
Pro forma loss per share – basic and diluted	(0.08)	(0.09)	(0.44)	(0.45)

Pro forma weighted average Class A Common Stock outstanding – basic and diluted
Spartan public stockholders	34,500	21,300	34,500	21,300
Sponsors and related parties	8,625	7,800	8,625	7,800
Sunlight stockholders	29,754	35,634	29,754	35,634
Third party PIPE investors	25,000	25,000	25,000	25,000
Pro forma weighted average Class A Common Stock outstanding – basic and diluted	97,879	89,734	97,879	89,734

SPECIAL MEETING OF SPARTAN STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by the Spartan Board for use at the special meeting of stockholders to be held on July 8, 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about June 18, 2021. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

All stockholders as of the record date, or their duly appointed proxies, may attend the special meeting, which will be a completely virtual meeting. There will be no physical meeting locations and the special meeting will only be conducted via live webcast. Stockholders may attend the special meeting online, including to vote and submit questions, at the following address: https://www.cstproxy.com/spartanspacii/2021.

We are utilizing a virtual stockholder meeting format for the special meeting in light of the health risks associated with the outbreak of COVID-19. It is currently our intent to resume in-person meetings at our first annual meeting of stockholders to be held in 2022, and thereafter, assuming normal circumstances. Our virtual stockholder meeting format uses technology designed to increase stockholder access, save Spartan and our stockholders time and money and provide our stockholders rights and opportunities to participate in the virtual special meeting similar to those they would have at an in-person special meeting, at no cost. In addition to online attendance, we provide stockholders with an opportunity to hear all portions of the official special meeting as conducted by the Spartan Board, submit written questions and comments during the special meeting and vote online during the open poll portion of the special meeting. We welcome your suggestions on how we can make our virtual special meeting more effective and efficient.

Stockholders will have multiple opportunities to submit questions to Spartan for the special meeting. Stockholders who wish to submit a question in advance may do so by pre-registering and then selecting the chat box link. Stockholders also may submit questions live during the meeting. Questions pertinent to special meeting matters may be recognized and answered during the special meeting in our discretion, subject to time constraints. We reserve the right to edit or reject questions that are inappropriate for special meeting matters. In addition, we will offer live technical support for all stockholders attending the special meeting.

To attend online and participate in the special meeting, stockholders of record will need to visit https://www.cstproxy.com/spartanspacii/2021 and enter the 12 digit control number provided on your proxy card, regardless of whether you pre-registered.

Date, Time and Place

The special meeting will be held at 11:00 a.m., Eastern time, on July 8, 2021, via live webcast at https://www.cstproxy.com/spartanspacii/2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the virtual special meeting if you owned shares of our common stock, i.e., Class A Common Stock or Class B Common Stock, at the close of business on June 1, 2021, which is the record date for the special meeting. You are entitled to one vote for each share of our Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 43,125,000 shares of Class A Common Stock and Class B Common Stock outstanding in the aggregate, of which 34,500,000 were public shares and 8,625,000 were Founder Shares held by the initial stockholders.

Vote of our Sponsor and the Directors and Officers of Spartan

Our Sponsor, directors and officers have agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of the Business Combination.

Our Sponsor, directors and officers have waived any Redemption Rights, including with respect to shares of Class A Common Stock purchased in our IPO or in the aftermarket, in connection with the Business Combination. The Founder Shares held by our Sponsor and our independent directors have no Redemption Rights upon our liquidation and will be worthless if an Initial Business Combination is not effected by us by the Deadline Date. However, our Sponsor, directors and officers are entitled to Redemption Rights upon our liquidation with respect to any shares of Class A Common Stock they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if holders of shares of outstanding Common Stock of Spartan representing a majority of the voting power of all outstanding shares of our Class A Common Stock and Class B Common Stock entitled to vote thereat attend virtually or are represented by proxy at the special meeting. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. The approval of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting, voting as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote online at the special meeting will have no effect on the outcome of any vote on the Business Combination Proposal, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Adjournment Proposal, but will have the same effect as a vote “AGAINST” the Charter Proposals.

Approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting. This means that the nine director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. Assuming a valid quorum is established, abstentions will have no effect on the Director Election Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. The Charter Proposals, the 2021 Plan Proposal, the ESPP Proposal and the Director Election Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to Spartan Stockholders

After careful consideration, the Spartan Board unanimously recommends that our stockholders vote “FOR” each Proposal (or in the case of the Director Election Proposal, “FOR ALL NOMINEES”) being submitted to a vote of the stockholders at the special meeting.

For a more complete description of our reasons for the approval of the Business Combination and the recommendation of the Spartan Board, see the subsections entitled “The Business Combination — The Spartan Board’s Reasons for the Approval of the Business Combination.”

Voting Your Shares

Each share of Class A Common Stock and each share of Class B Common Stock that you own in your name entitles you to one vote on each of the Proposals for the special meeting. Your one or more proxy cards show the number of shares of Class A Common Stock and Class B Common Stock that you own. There are several ways to vote your shares of Class A Common Stock and Class B Common Stock:

•        You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Class A Common Stock or Class B Common Stock will be voted “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Proposal, “FOR” the 2021 Plan Proposal, “FOR” the ESPP Proposal, “FOR ALL NOMINEES” in the Director Election Proposal and “FOR” the Adjournment Proposal.

•        You can attend the special meeting virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. However, if your shares of Class A Common Stock or Class B Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Class A Common Stock or Class B Common Stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify our secretary, in writing, before the special meeting that you have revoked your proxy; or

•        you may attend the special meeting virtually, revoke your proxy and vote online, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The special meeting has been called to consider only the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the special meeting.

Who Can Answer Your Questions About Voting Your Shares or Warrants

If you have any questions about how to vote or direct a vote in respect of your shares of Class A Common Stock or Class B Common Stock, you may call Morrow Sodali LLC, our proxy solicitor, at (800) 662-5200 (banks and brokerage firms, please call collect at (203) 658-9400).

Redemption Rights

Under our Charter, in connection with an Initial Business Combination, any holders of our Class A Common Stock may elect that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest not previously released to us to pay our franchise and income taxes, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of our IPO (calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to us to pay our franchise and income taxes). For illustrative purposes, based on the fair value of cash and marketable securities held in the Trust Account as of March 31, 2021 of approximately $345.1 million, the estimated per share redemption price would have been $10.00.

In order to exercise your Redemption Rights, you must:

•        if you hold your shares of Class A Common Stock through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your Redemption Rights with respect to the public shares;

•        certify to Spartan whether you are acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder with respect to shares of Class A Common Stock;

•        prior to 5:00 p.m., Eastern time, on July 6, 2021 (two business days before the special meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our Transfer Agent, to the attention of Mark Zimkind at 1 State Street, 30th Floor, New York, New York 10004, by email at mzimkind@continentalstock.com or by telephone at (212) 509-4000; and

•        deliver your shares of Class A Common Stock either physically or electronically through DTC to the Transfer Agent at least two business days before the special meeting. Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your shares of Class A Common Stock as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed above.

Holders of outstanding units of Spartan must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares. If you hold units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your Redemption Rights with respect to the public shares following the separation of such public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights with respect to the public shares following the separation of such public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Prior to exercising Redemption Rights, stockholders should verify the market price of our Class A Common Stock as they may receive higher proceeds from the sale of their Class A Common Stock in the public market than from exercising their Redemption Rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Class A Common Stock when you wish to sell your shares.

If you exercise your Redemption Rights, your shares of Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to us to pay our franchise and income taxes). You will no longer own those shares and will have no right to participate in, or have any interest in, our future growth following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and we do not consummate an Initial Business Combination by the Deadline Date, we will be required to dissolve and liquidate our Trust Account by returning the then-remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of Class A Common Stock and Class B Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

We are soliciting proxies on behalf of the Spartan Board. This solicitation is being made by mail but also may be made by telephone or in person. Spartan and its directors, officers and employees may also solicit proxies in person. We will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Spartan will bear the cost of the solicitation.

We have engaged Morrow Sodali LLC to assist in the proxy solicitation process. We will pay that firm a fee of $35,000, plus disbursements. We will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement and the transactions contemplated thereby, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the respective parties. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

General: Structure of the Business Combination

On January 23, 2021, Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub, Sunlight, FTV Blocker and Tiger Blocker entered into the Business Combination Agreement, pursuant to which, among other things, Spartan will adopt the Proposed Second A&R Charter and the parties will effect the OpCo Merger, each of the Blocker Mergers and the Spartan Contribution. Following the Closing, the combined company will be organized in an “Up-C” structure, such that all of the material assets of the combined company will be held by Sunlight, and Sunlight Financial Holdings’ only material asset will be its indirect equity interests in Sunlight.

Prior to the OpCo Merger Effective Time, Spartan will adopt the Proposed Second A&R Charter, providing for, among other things, the creation of the Class C Common Stock and specification of the rights of the holders thereof. On the Closing Date, the parties will undertake (a) the OpCo Merger, (b) the Blocker Mergers and (c) the Spartan Contribution.

At the OpCo Merger Effective Time, (i) all of the Existing Sunlight Units (other than unallocated or forfeited Existing Sunlight Units) that are held by Unblocked Sunlight Unitholders will be exchanged for an aggregate number of Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock exchanged for provisionally vested Existing Sunlight Units subject to additional time vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements), (ii) Sunlight Financial Holdings will receive, and any other Existing Sunlight Units to be held by Sunlight Financial Holdings following the Closing will be exchanged for, Sunlight Class X Units, and (iii) all of the Sunlight Warrants will become exercisable for Sunlight Class EX Units (together with a corresponding number of shares of Class C Common Stock). In addition, at the OpCo Merger Effective Time, all of the LTIP Units (other than unallocated or forfeited LTIP Units) held by LTIP Unitholders will be exchanged for an aggregate number of shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement (provided that the shares of Class A Common Stock and the portion of the total Cash Consideration exchanged for provisionally vested LTIP Units subject to additional time based vesting requirements will be issued to an escrow agent subject to the satisfaction of applicable time vesting requirements).

Immediately following the OpCo Merger Effective Time, and at the Blocker Mergers Effective Time, the equity interests of each of the Blockers issued and outstanding immediately prior to the Blocker Mergers Effective Time will be exchanged for shares of Class A Common Stock and a portion of the Total Cash Consideration, as determined in accordance with the Consideration Allocation as set forth in the Business Combination Agreement.

Immediately following the Blocker Mergers Effective Time, and in connection with the Spartan Contribution, Sunlight will issue to Spartan Sub Sunlight Class X Units and a number of warrants of Sunlight equal to the number of outstanding Spartan Warrants.

Consideration in the Business Combination

At the Closing, pursuant to the Business Combination, the total consideration to be received by the Blocker Holders and the Unblocked Sunlight Unitholders will consist of:

•        the Total Cash Consideration, which will be an amount of cash equal to, (a) as of the reference time set forth in the Business Combination Agreement, the Spartan Cash less (b) $50,000,000, less (c) the amount of all unpaid transaction expenses of Sunlight and Spartan as of the Closing;

•        the Total Equity Consideration, which will be in the form of Class A Common Stock and Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock (which, in the case of the Sunlight Class EX Units, together with corresponding shares of Class C Common Stock, will be redeemable for shares of Class A Common Stock on a one-for-one basis), which aggregate number of shares of Class A Common Stock and Sunlight Class EX Units will be equal to the quotient of (a) the excess of (x) $1,175,000,000 over (y) the Total Cash Consideration, and (b) $10.00; and

•        their rights under the Tax Receivable Agreement (as described below).

At the Closing, the Blocker Holders, Unblocked Sunlight Unitholders (other than unallocated or forfeited Existing Sunlight Units and subject to the required escrow of consideration in respect of provisionally vested Class C Units) and LTIP Unitholders (other than unallocated or forfeited LTIP Units and subject to the required escrow of consideration in respect of provisionally vested LTIP Units) will receive the aggregate consideration described above in the following manner:

(i)     Class A Common Stock, which will be issued to the Blocker Holders pursuant to the Blocker Mergers;

(ii)    Class A Common Stock, which will be issued to the LTIP Unitholders pursuant to the OpCo Merger (other than Class A Common Stock issuable in respect of provisionally vested LTIP Units that will be issued to an escrow agent to be held in escrow subject to additional time vesting requirements and to the release of such escrowed amounts as the time vesting requirements are satisfied) that will be issued to LTIP Unitholders;

(iii)   Sunlight Class EX Units, which will be issued to (a) the Unblocked Sunlight Unitholders in respect of member interests in Sunlight held by such Unblocked Sunlight Unitholders, including certain holders of Class C Units of Sunlight (“Class C Units”) pursuant to the OpCo Merger, which together with a corresponding number of shares of Class C Common Stock, will be redeemable, subject to certain conditions, for either Class A Common Stock on a one-for-one basis, or at Sunlight’s election, an amount of cash approximately equivalent to the market value of such shares of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement and (b) an escrow agent to be held in escrow in respect of provisionally vested Class C Units held by Unblocked Sunlight Unitholders, together with a corresponding number of shares of Class C Common Stock, subject to additional time vesting and to the release of such escrowed securities over time as the time vesting requirements are satisfied;

(iv)   Class C Common Stock, which will have no economic rights but will be entitled to vote as a single class with the Class A Common Stock, and which will be issued to certain of the Unblocked Sunlight Unitholders or, in the case of Unblocked Sunlight Unitholders holding provisionally vested Class C Units, into escrow as described above, pursuant to the OpCo Merger, with each Sunlight Unitholder receiving an equivalent number of shares of Class C Common Stock as the number of Sunlight Class EX Units issued to such person pursuant to the OpCo Merger;

(v)    with respect to TRA Holders, their rights under the Tax Receivable Agreement (described below); and

(vi)   cash in accordance with the Consideration Allocation as set forth in the Business Combination Agreement.

Representations and Warranties

Under the Business Combination Agreement, Sunlight made customary representations and warranties relating to: organization and qualification, subsidiaries, organizational documents, capitalization, authority relative to the Business Combination Agreement, no conflict, required filings and consents, permits, compliance, financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, labor and employment matters, real property, title to assets, intellectual property, taxes, environmental matters, material contracts, insurance, key business partners, certain business practices, interested party transactions, data security/privacy, brokers, the Exchange Act, sexual harassment and misconduct and no other representations or warranties.

Under the Business Combination Agreement, Spartan and the Spartan Subsidiaries made customary representations and warranties relating to: corporate organization, organizational documents, capitalization, authority relative to the Business Combination Agreement, no conflict, required filings and consents, compliance, SEC filings, financial statements, absence of certain changes or events, absence of litigation, board approval, vote required, taxes, no other activities, brokers, trust account, employees, liabilities, listing, affiliate transactions, the PIPE Financing, the Investment Company Act of 1940 (as amended) and no other representations or warranties.

Under the Business Combination Agreement, each of FTV Blocker and Tiger Blocker made customary representations and warranties relating to: organization and qualification, authority relative to the Business Combination Agreement, capitalization, ownership of Sunlight membership units, no conflict, required filings and consents, compliance, absence of litigation, no other activities, employees, brokers, taxes and no other representations or warranties.

No Survival

The representations and warranties of Spartan, the Spartan Subsidiaries, Sunlight or the Blockers contained in the Business Combination Agreement or any certificate or instrument delivered pursuant to the Business Combination Agreement will terminate upon the occurrence of the Blocker Mergers Effective Time, and only the covenants and agreements that by their terms survive the Closing and certain representations and warranties and miscellaneous provisions of the Business Combination Agreement will survive the Closing.

Closing

The Closing is expected to take place as soon as practicable, but in no event later than three (3) business days following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of all of the conditions to closing, unless another date, time or place is agreed to in writing by Spartan and Sunlight.

Conduct of Business Pending the Closing

Sunlight agreed that, between the date of the Business Combination Agreement and the Blocker Mergers Effective Time or the earlier termination of the Business Combination Agreement, except for certain exceptions related to COVID-19 or as expressly contemplated by any other provision of the Business Combination Agreement or any ancillary agreement thereto, unless Spartan otherwise consents in writing (such consent not to be unreasonably conditioned, withheld or delayed), the business of Sunlight will be conducted in, and Sunlight will not take any action except in, the ordinary course of business and in a manner consistent with past practice, and Sunlight will use its commercially reasonable efforts to preserve substantially intact the business organization of Sunlight, to keep available the services of the current officers, key employees and key consultants of Sunlight and to preserve the current relationships of Sunlight with capital providers, material channel partners, material vendors and material customers, suppliers and other persons with which Sunlight has significant business relations.

Except for certain ordinary course actions or certain exceptions related to COVID-19 or as expressly contemplated by the Business Combination Agreement or any ancillary agreement thereto, or as set forth in Sunlight’s disclosure schedule or as required by applicable Law, Sunlight will not, between the date of the Business

Combination Agreement and the Blocker Mergers Effective Time or the earlier termination of the Business Combination Agreement, directly or indirectly, take any of the following actions without the prior written consent of Spartan (such consent not to be unreasonably conditioned, withheld or delayed):

•        amend or otherwise change any of its organizational documents in any material respect;

•        issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any equity interests of Sunlight, or any options, warrants, convertible securities or other rights of any kind to acquire any equity interests, or any other ownership interest (including any phantom interest), of Sunlight (other than the issuance of any Class C Units or LTIP Units granted to employees or other service providers of Sunlight in the ordinary course of business), other than certain issuances of units in connection with a Class A Preferred PIK Distribution (as defined in the Existing Sunlight LLC Agreement) or Class A-3 Preferred PIK Distribution (as defined in the Existing Sunlight LLC Agreement) in accordance with the Existing Sunlight LLC Agreement;

•        establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock, other than (a) tax distributions payable to its members in accordance with the Existing Sunlight LLC Agreement and (b) Class A Preferred PIK Distribution (as defined in the Existing Sunlight LLC Agreement) and Class A-3 Preferred PIK Distribution (as defined in the Existing Sunlight LLC Agreement), payable in accordance with the Existing Sunlight LLC Agreement;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests;

•        (i) acquire (including by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, other business organization or any division thereof or any material amount of assets; or (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or grant any security interest in any of its assets, any loans and advances to employees of Sunlight;

•        (i) other than loans or advances made by Sunlight in the ordinary course of its business, make any loans, advances or capital contributions to, or investments in, any other person; (ii) make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or (iii) make any loans or advances to any of its officers, directors, agents or consultants other than advances to employees for travel and other business-related expenses in the ordinary course of business and in compliance with Sunlight’s policies related thereto;

•        acquire any fee interest in real property;

•        enter into, renew or amend in any material respect certain interested party transactions (or any contractual or other arrangement, that if existing on the date of the Business Combination Agreement, would have constituted an interested party transaction), except to terminate such contracts as required by the Business Combination Agreement;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants, or as required in connection with the preparation of the audited financial statements required to be prepared and furnished by Sunlight pursuant to the Business Combination Agreement;

•        except as required by applicable law or the terms of Sunlight’s employee benefit plan in effect as of the date of the Business Combination Agreement, (i) grant any new or increase any existing compensation payable or to become payable or the benefits provided to any current or former employee or independent contractor of Sunlight, except for increases in the ordinary course of business and consistent with past practice, or (ii) grant or increase any severance or termination pay, or enter into or adopt any Sunlight employee benefit plan, in each case applicable to any current or former employee, officer, director, consultant or independent contractor of Sunlight; provided, however, that Sunlight will not be prohibited from adopting (w) an employer match under the Sunlight-sponsored 401(k) plan, (x) an equity incentive plan to become effective immediately prior to the Closing Date, (y) an employee stock purchase plan (qualified under Section 423 of the Code) to become effective immediately prior to the Closing Date and (z) executive employment agreements with certain executive officers of Sunlight as mutually agreed by Spartan and Sunlight;

•        (i) amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Sunlight’s material rights thereunder, in each case in a manner that is adverse to Sunlight, except in the ordinary course of business consistent with past practice or (ii) enter into any contract or agreement that would have been a material contract had it been entered into prior to the date of the Business Combination Agreement;

•        fail to maintain the existence of, or use reasonable efforts to protect, any intellectual property owned or purported to be owned by Sunlight and used or held for use in its business as currently conducted (“Sunlight-Owned Intellectual Property Rights”);

•        enter into any contract, agreement or arrangement that obligates Sunlight to develop any intellectual property related to the business of Sunlight or any of the products or services that are provided by Sunlight;

•        permit any material item of Sunlight-Owned Intellectual Property Rights to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each material item of Sunlight-Owned Intellectual Property Rights;

•        waive, release, assign, settle or compromise any action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $250,000 in the aggregate;

•        enter into any material new line of business outside of the business currently conducted by Sunlight as of the date of the Business Combination Agreement;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Sunlight and its assets and properties;

•        form any subsidiary or enter into any partnership or joint venture;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        make, change or rescind any material tax election or settle or compromise any material tax liability, amend any material tax return, change any material method of tax accounting, surrender any right to claim a material tax refund, or enter into any tax sharing, allocation, indemnity or other similar agreement, except in each case, in the ordinary course of business; or

•        enter into any binding agreement or otherwise make a commitment to do any of the foregoing.

Spartan agreed that, except as expressly contemplated by the Business Combination Agreement or any ancillary agreement thereto (including entering into various Subscription Agreements and consummating the PIPE Financing) or as required by applicable law, none of Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub or OpCo Merger Sub will, between the date of the Business Combination Agreement and the Blocker Mergers Effective Time or the earlier termination of the Business Combination Agreement, directly or indirectly, take any of the following actions without the prior written consent of Sunlight (such consent not to be unreasonably conditioned, withheld or delayed):

•        amend or otherwise change Spartan’s organizational documents or the organizational documents of MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub or OpCo Merger Sub in any material respect;

•        establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock, other than redemptions from the Trust Account that are required pursuant to Spartan’s organizational documents;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests except for redemptions from the Trust Account and conversions of Class B Common Stock that are required pursuant to Spartan’s organizational documents;

•        issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any equity interests of Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub or OpCo Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any equity interests, or any other ownership interest (including any phantom interest), of Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub or OpCo Merger Sub, except in connection with (i) conversion of Class B Common Stock pursuant to Spartan’s organizational documents or (ii) a loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement;

•        (i) acquire (including by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, other business organization or any division thereof or any material amount of assets; or (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, except a loan from the Sponsor or an affiliate thereof or certain of Spartan’s officers and directors to finance Spartan’s transaction costs in connection with the transactions contemplated by the Business Combination Agreement;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants;

•        make any material tax election or settle or compromise any material U.S. federal, state, local or non-U.S. income tax liability, except in the ordinary course of business;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        incur or suffer any indebtedness, debts or other liabilities, commitments and obligations, except (i) in the ordinary course of business consistent with past practice, and (ii) any fees and expenses incurred in connection with consummating the PIPE Financing or the Business Combination, including any fees or expenses incurred by a duly formed transaction committee of the Spartan Board;

•        enter into any contract with respect to any equity interest of Spartan or any of its affiliates (including following the Blocker Mergers Effective Time, Sunlight); or

•        enter into any binding agreement or otherwise make a commitment, to do any of the foregoing.

Each Blocker agreed that, from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement and the Blocker Mergers Effective Time, no Blocker will, directly or indirectly, take any action that would reasonably be likely to impede or materially delay the consummation of the Business Combination. Without limiting the generality of the foregoing, no Blocker will, between the date of the Business Combination Agreement and the Blocker Mergers Effective Time or the earlier termination of the Business Combination Agreement, directly or indirectly, take any of the following actions without the prior written consent of Sunlight and Spartan (such consent not to be unreasonably conditioned, withheld or delayed):

•        incur or suffer any indebtedness, debts or other liabilities, commitments and obligations, except any fees and expenses incurred in connection with consummating the Business Combination or that will otherwise be satisfied in connection with consummating the Business Combination;

•        any action that would violate Sunlight’s interim operating covenants if such actions were taken by Sunlight;

•        make, change or rescind any material tax election or settle or compromise any material tax liability, amend any material tax return, change any material method of tax accounting, surrender any right to claim a material tax refund, or enter into any tax sharing, allocation, indemnity or other similar agreement, except in each case, in the ordinary course of business; or

•        enter into any contract with respect to any equity interest of such Blocker or any of its affiliates (including Sunlight) without the prior written consent of Sunlight and Spartan, which may be granted or withheld in Sunlight’s or Spartan’s sole discretion.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Sunlight are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representation and warranty has occurred. Pursuant to the Business Combination Agreement, a Sunlight “Material Adverse Effect” (which is referred to in the Business Combination Agreement as a “Company Material Adverse Effect” and is referred to in this proxy statement/prospectus as a “Sunlight Material Adverse Effect”) means, any change, effect, event, occurrence, circumstance, condition, state of facts or development (each a “Change,” and collectively, “Changes”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operation of Sunlight, taken as a whole; provided, however, that in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, a Sunlight Material Adverse Effect: any Change attributable to (i) operating, business, regulatory or other conditions (financial or otherwise) generally affecting the industries in which Sunlight operates; (ii) general economic conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) the announcement or pendency or consummation of the Business Combination (including the identity of Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub or any communication by Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub or any of their respective affiliates regarding its plans or intentions with respect to the business of Sunlight, and in each case, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with Sunlight) or the taking of any action required or otherwise expressly contemplated by the Business Combination Agreement and the other agreements contemplated thereby, including the completion of the Business Combination contemplated thereby, including any action taken at the written request of Spartan; provided, that this clause (iii) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the transactions contemplated thereby; (iv) changes in GAAP or other accounting requirements or principles or any changes in applicable laws or other legal or regulatory conditions; (v) the failure of Sunlight to meet or achieve the results set forth in any internal or published budget, plan, projection, prediction or forecast (it being understood, in each case, that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of Sunlight Material Adverse Effect may be taken into account); (vi) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (vii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters, epidemic, pandemic, disease outbreak (including the COVID-19 pandemic) and other force majeure events in the United States or any other country or region in the world, which, in each case of any of the foregoing clauses (i), (ii), (iv), (vi), and (vii) to the extent such Change does not disproportionately affect Sunlight, taken as a whole, relative to other companies in the industries in which Sunlight operates.

Under the Business Combination Agreement, certain representations and warranties of Spartan and the Spartan Subsidiaries are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representation and warranty has occurred. Pursuant to the Business Combination Agreement, a Spartan “Material Adverse Effect” (which is referred to in the Business Combination Agreement as an “Acquiror Material Adverse Effect” and is referred to in this proxy statement/prospectus as a “Spartan Material Adverse Effect”) means, any Change that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operation of Spartan, taken as a whole; provided, however, that in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, a Spartan Material Adverse Effect: any Change attributable to (i) operating, business, regulatory or other conditions (financial or otherwise) generally affecting the industries in which Spartan operates; (ii) general economic conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) the announcement or pendency or consummation of the Business Combination (including the identity of Sunlight or any communication by Sunlight or its affiliates regarding the Business Combination Agreement, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with Spartan) or the taking of any action required or otherwise expressly contemplated by the Business Combination Agreement and the other agreements contemplated thereby, including the completion of the Business Combination contemplated thereby, including any action taken at the written request of Sunlight; provided, that this clause (iii) will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Business Combination Agreement or the consummation of the transactions contemplated thereby; (iv) changes in GAAP or other accounting requirements or principles or any changes in applicable laws or other legal or regulatory conditions; (v) the failure of Spartan to meet or achieve the results set forth in any internal or published budget, plan, projection, prediction or forecast (it being understood, in each case, that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of Spartan Material Adverse Effect may be taken into account); (vi) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (vii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters, epidemic, pandemic, disease outbreak (including the COVID-19 pandemic) and other force majeure events in the United States or any other country or region in the world, which, in each case of any of the foregoing clauses (i), (ii), (iv), (vi), and (vii) to the extent such Change does not disproportionately affect Spartan, taken as a whole, relative to other companies in the industries in which Spartan operates.

Additional Agreements

Proxy Statement; Registration Statement

As promptly as practicable after the execution of the Business Combination Agreement, Spartan agreed to prepare and file with the SEC this Registration Statement in connection with the registration under the Securities Act of the shares of Class A Common Stock to be issued pursuant to the Business Combination Agreement.

Spartan Stockholders’ Meeting

Spartan will, as promptly as practicable, establish a record date (which date will be mutually agreed with Sunlight) for, duly call, give notice of, convene and hold a stockholders meeting for the purpose of voting on (i) the approval and adoption of the Business Combination Agreement and the Business Combination; (ii) the approval of the issuance of Class A Common Stock and Class C Common Stock as contemplated in the Business Combination Agreement and the Subscription Agreements; (iii) the Proposed Second A&R Charter; (iv) any other proposals Spartan deems necessary to effectuate the Business Combination; and (v) a proposal to adjourn the Spartan stockholders meeting, as necessary, to (x) solicit additional proxies if there are not sufficient votes at the time of the Spartan stockholders meeting to approve the foregoing proposals, (y) seek withdrawals or waivers from Redeeming Stockholders if the number of stockholders who have exercised or asserted such Redemption Rights is such that the Minimum Cash Consideration Condition would not be met or (z) otherwise take actions consistent with Spartan’s obligations with respect to using reasonable best efforts to consummate the Business Combination.

Solicitation

Spartan and Sunlight each agreed that it (in the event of Spartan, to the extent not inconsistent with the fiduciary duties of its board of directors) will not and will direct its representatives not to: (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of such party, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any such action.

Furthermore, each of Spartan and Sunlight will, and will instruct and cause its respective representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective representatives) in connection with an Acquisition Proposal (as defined below). Each of Spartan and Sunlight will promptly notify the other (and in any event within twenty-four (24) hours) of the receipt of any Acquisition Proposal after the date of the Business Combination Agreement. Each of Spartan and Sunlight also agreed that it will promptly (and in any event within five (5) business days of the date of the Business Combination Agreement) request each person (other than the parties hereto and their respective representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy all confidential information furnished to such person by or on behalf of it prior to the date hereof.

An “Acquisition Proposal” means: any, direct or indirect, acquisition, merger, reorganization, business combination, conversion, liquidation, dissolution or other similar transaction, in one transaction or a series of transactions, involving Spartan or Sunlight (as applicable) or involving all or a material portion of the assets, securities (or instruments convertible into or exercisable or exchangeable for such securities) or businesses of Spartan or Sunlight (as applicable) (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise), in each case other than the transactions contemplated by the Business Combination Agreement.

Stock Exchange Listing

Spartan and Sunlight will use their respective reasonable best efforts to cause, as promptly as practicable after the date of the Business Combination Agreement, but in no event later than the Closing Date: (i) any additional initial listing application of Spartan required with the NYSE in connection with the Business Combination to have been approved; (ii) Spartan to satisfy all applicable initial and continuing listing requirements of the NYSE; and (iii) the shares of Class A Common Stock to be issued or issuable in connection with the Business Combination to have been approved for listing on the NYSE, subject to official notice of issuance thereof.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•        Sunlight and Spartan providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•        written consent of the Blockers;

•        prompt notification of certain matters;

•        each party using reasonable best efforts to consummate the Business Combination;

•        Sunlight promptly providing certain notices and seeking approvals of certain governmental authorities and providing progress reports to Spartan;

•        public announcements relating to the Business Combination;

•        certain Sunlight Unitholders delivering to Spartan or Sunlight an executed Form W-9, Spartan paying all taxes incurred with the transaction and make all necessary tax filings and Sunlight, the Unblocked Sunlight Unitholders and their representatives cooperating with Sunlight to make a “push-out” election;

•        director and officer indemnification;

•        Spartan filing the Proposed Second A&R Charter;

•        prompt notification by Spartan of any stockholder litigation;

•        Sunlight using commercially reasonable efforts to deliver true and complete copies of the audited balance sheet of Sunlight as of December 31, 2020 and December 31, 2019, and the related audited statements of income and cash flows of Sunlight and statement of changes in equity of Sunlight for such years, each audited in accordance with the auditing standards of the PCAOB; and

•        termination of certain affiliate contracts of Sunlight.

Conditions to Closing

Mutual Conditions

The obligations of each of the parties to consummate the Business Combination are subject to the satisfaction or waiver by Spartan or Sunlight of the following conditions:

•        the requisite approval by Spartan’s stockholders shall have been obtained;

•        the delivery of a written consent executed by the requisite Sunlight Unitholders sufficient to approve and adopt the Business Combination Agreement and the Business Combination;

•        the absence of specified adverse laws, injunctions or orders;

•        all required filings under the HSR Act shall have been completed and any applicable waiting period applicable to the Business Combination shall have expired or been terminated; and

•        this Registration Statement shall have been declared effective by the SEC under the Securities Act.

Spartan and Spartan Subsidiaries

The obligations of Spartan and the Spartan Subsidiaries to consummate the Business Combination are subject to the satisfaction or waiver by Spartan (where permissible) of the following additional conditions:

•        the representations and warranties of Sunlight, FTV Blocker and Tiger Blocker, in most instances disregarding qualifications contained therein relating to materiality, Sunlight Material Adverse Effect, or “material adverse effect” (as applicable), must be true and correct in all material respects as of the

Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the performance and compliance in all material respects by each of Sunlight, FTV Blocker and Tiger Blocker with their respective covenants under the Business Combination Agreement;

•        Sunlight shall have delivered to Spartan a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions in the Business Combination Agreement;

•        Sunlight shall have delivered to Spartan a secretary’s certificate, dated the Closing Date, certifying as to the resolutions of Sunlight’s board of directors and the written consent of the requisite Sunlight’s Unitholders (including FTV Blocker and Tiger Blocker) sufficient to approve and adopt the Business Combination Agreement and the Business Combination;

•        each of FTV Blocker and Tiger Blocker shall have delivered to Spartan a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions in the Business Combination Agreement;

•        each of FTV Blocker and Tiger Blocker shall have delivered to Spartan a secretary’s certificate, dated the Closing Date, certifying as to the resolutions of such Blocker’s board of directors or other governing body approving the Business Combination Agreement and the Business Combination;

•        Sunlight shall have delivered, or caused to be delivered, to Spartan a certificate that includes, among other things: (i) the aggregate amount of cash held by Sunlight as of the Reference Time, (ii) the aggregate Sunlight transaction expenses incurred in connection with the Business Combination and the PIPE Financing and (iii) a certificate of the accuracy and completeness of the final payment spreadsheet delivered for purposes of the Consideration Allocation attached to such certificate;

•        the net tangible assets held by Spartan in the aggregate shall be equal to at least $5,000,001 until the Blocker Mergers Effective Time;

•        the closing of the PIPE Financing shall have occurred prior to or in connection with the OpCo Merger Effective Time;

•        (i) the notice filings, consents, approvals and authorizations set forth in the Business Combination Agreement shall have been made with or requested from the applicable governmental authorities, (ii) no stop, cease and desist or similar written communication, notification or order shall have been received from, or other legal requirement that would have a material and adverse economic impact on Sunlight shall have been imposed by, any applicable governmental authority set forth in the Business Combination Agreement and (iii) the consents, approvals and authorizations set forth in the Business Combination Agreement shall have been obtained from the applicable governmental authorities; provided, that this condition will not apply after May 1, 2021;

•        no Sunlight Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the OpCo Merger Effective Time;

•        certain Sunlight Unitholders shall have delivered, or caused to be delivered, to Spartan, lock-up agreements duly executed by such persons;

•        Sunlight shall have delivered, or caused to be delivered, to Spartan, counterpart signatures to the Tax Receivable Agreement executed by the TRA Holders and the Agent (as defined in the Tax Receivable Agreement); and

•        Sunlight and each of the Blocker Holders shall have delivered, or caused to be delivered, to Spartan counterpart signatures of Sunlight and the Blocker Holders to the Investor Rights Agreement.

Sunlight, FTV Blocker and Tiger Blocker

The obligations of Sunlight, FTV Blocker and Tiger Blocker to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) by Sunlight of the following additional conditions:

•        the representations and warranties of Spartan and the Spartan Subsidiaries, in most instances disregarding qualifications contained therein relating to materiality or Spartan Material Adverse Effect, must be true and correct in all material respects as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the performance and compliance in all material respects by Spartan and each of the Spartan Subsidiaries with their respective covenants under the Business Combination Agreement;

•        Spartan shall have delivered to Sunlight a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions in the Business Combination Agreement;

•        Spartan shall have delivered to Sunlight a secretary’s certificate, dated the Closing Date, certifying as to the resolutions of Spartan’s and the Spartan Subsidiaries’ respective board of directors or board of managers, as applicable, unanimously authorizing and approving the Business Combination Agreement and the Business Combination and respective stockholders or members, as applicable, authorizing and approving the Business Combination Agreement and the Business Combination;

•        the shares of Class A Common Stock issuable in connection with the Business Combination shall have been approved for listing on the NYSE or another national securities exchange mutually agreed to by the parties, as of the Closing Date, subject only to official notice of issuance;

•        after giving effect to the exercise of any Redemption Rights by stockholders of Spartan and the closing of the PIPE Financing, the payment of any Spartan and Sunlight unpaid transaction expenses incurred in connection with the Business Combination and the PIPE Financing, as described in the Business Combination Agreement, on the Closing Date and the satisfaction of the Minimum Retained Cash Condition (defined below), the Total Cash Consideration shall be an aggregate amount no less than $375,000,000;

•        after giving effect to the payment by Spartan of any Spartan and Sunlight transaction expenses incurred in connection with the Business Combination and the PIPE Financing and excluding the amount of the Total Cash Consideration, the amount of Spartan Cash shall be no less than $50,000,000 (the “Minimum Retained Cash Condition”);

•        Spartan shall have delivered, or caused to be delivered, to Sunlight a certificate setting forth, among other things, as of immediately prior to the OpCo Merger Effective Time, (i) the amount of Spartan Cash as of the Reference Time and (ii) all expenses of Spartan and the Spartan Subsidiaries incurred in connection with the Business Combination and the PIPE Financing, as described in the Business Combination Agreement;

•        Spartan shall have delivered, or caused to be delivered, to the TRA Holders counterpart signatures of the Tax Receivable Agreement executed by Spartan;

•        Spartan shall have delivered, to Sunlight counterpart signatures to the director and officer indemnification agreements executed by Spartan;

•        Spartan shall have delivered, or caused to be delivered, to Sunlight and each of the Blocker Holders counterpart signatures of Spartan and Sponsor to the Investor Rights Agreement;

•        Spartan shall have caused MergerCo2 to elect to be taxed as a corporation; and

•        no Spartan Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the OpCo Merger Effective Time.

Waiver and Extension of Deadlines

The Business Combination Agreement provides that prior to the effective time, any party may extend the time for the performance of any obligation or other act of any other party, waive any inaccuracy in the representations and warranties of any other party and waive compliance with any agreement of any other party or any condition to its own obligations contained in the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at or prior to the OpCo Merger Effective Time, as follows:

•        by mutual written consent of Spartan and Sunlight;

•        by either Spartan or Sunlight upon the occurrence of any of the following: if (a) the OpCo Merger Effective Time has not occurred prior to the earlier of July 22, 2021 and the date Spartan is required to dissolve or liquidate pursuant to Spartan’s organizational documents, unless extended pursuant to the Business Combination Agreement; (b) if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order decree ruling which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting the consummation of the Business Combination or (c) if the requisite approval of the Spartan stockholders is not obtained;

•        by Spartan (A) if Sunlight fails to deliver the requisite Sunlight Unitholder approval within two (2) business days of this Registration Statement being declared effective by the SEC, (B) upon a breach of any representation, warranty, covenant or agreement on the part of Sunlight, or if any representation or warranty of Sunlight, FTV Blocker or Tiger Blocker becomes untrue, in each case, such that the conditions to closing of Spartan are not satisfied; provided, however, that Spartan has not waived such breach and that Spartan and the Spartan Subsidiaries are not then in breach of their representations, warranties, covenants or agreements under the Business Combination Agreement such that the conditions to closing of Spartan are not satisfied; provided further, that if such breach is curable by Sunlight, FTV Blocker or Tiger Blocker, as the case may be, Spartan may not terminate for so long as Sunlight, FTV Blocker or Tiger Blocker, as applicable, continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within 30 days after written notice of such breach by Spartan to Sunlight;

•        by Sunlight (A) if immediately after Spartan’s stockholder meeting (subject to adjournment for up to 30 days and after giving effect to the exercise of any Redemption Rights and the closing of the private placement) the Minimum Cash Consideration Condition or Minimum Retained Cash Condition is not met, (B) if Spartan’s board of directors or any of its committees withdraws or adversely modifies its recommendation to Spartan’s stockholders to be included in this proxy statement/prospectus to vote “FOR” the approval of the Business Combination Agreement and the consummation of the Business Combination, or (C) upon a breach of any representation, warranty, covenant or agreement on the part of Spartan or the Spartan Subsidiaries, or if any representation or warranty of Spartan or the Spartan Subsidiaries becomes untrue, in each case, such that the conditions to closing of Sunlight are not satisfied; provided, however, that Sunlight has not waived such breach and that none of Sunlight, FTV Blocker nor Tiger Blocker is then in breach of their representations, warranties, covenants or agreements under the Business Combination Agreement such that the conditions to closing of Spartan are not satisfied; provided further, that if such breach is curable by Spartan or the Spartan Subsidiaries, Sunlight may not terminate for so long as Spartan and the Spartan Subsidiaries continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after written notice of such breach by Sunlight to Spartan.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful and intentional material breach of the Business Combination Agreement by a party thereto.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, which we refer to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The Related Agreements have been or will be filed with the SEC at a future date. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Sunlight Support Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, certain Sunlight Unitholders whose approval is sufficient to approve and adopt the Business Combination Agreement and the Business Combination on behalf of the Sunlight Unitholders, entered into a support agreement, pursuant to which, among other things, such Sunlight Unitholders agreed to execute and deliver a written consent approving the Business Combination Agreement and the Business Combination within two business days after the effectiveness of this Registration Statement and to vote in favor of the approval and adoption of the Business Combination Agreement and the Business Combination.

Founders Stock Agreement

In connection with the entry into the Business Combination Agreement, but effective immediately prior to the Closing, Spartan, the Sponsor, and the other holders of the Founder Shares entered into the Founders Stock Agreement, pursuant to which, among other things, subject to and effective immediately prior to the Closing, the Sponsor agreed to surrender up to 25% of the Founder Shares held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender will occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan.

Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on January 23, 2021, Spartan, the Sponsor and each member of the Spartan Board entered into the Letter Agreement Amendment, which amended the Letter Agreement effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Letter Agreement as follows:

•        80% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the consummation of a Business Combination (as defined in the Letter Agreement)) held by it, him or her will be restricted from Transfer (as defined in the Letter Agreement Amendment) until the one-year anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property; and

•        20% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the consummation of a Business Combination) held by it, him or her will be restricted from Transfer until the six-month anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property.

Indemnity Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, Spartan, MergerCo1, MergerCo2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub, Sunlight, FTV Blocker Holder, FTV Blocker and Tiger Blocker entered into an Indemnity Agreement, pursuant to which, from and after the Closing through the date that is the date that is thirty (30) days following the later of the (i) termination of the applicable statute of limitations period and (ii) the completion of any relevant tax proceedings, FTV Blocker Holder agreed to promptly indemnify, reimburse and defend in full and hold harmless Spartan, the Blockers, their respective affiliates, successors and their respective officers, directors, employees and agents from and against any and all income taxes (net of any insurance proceeds recovered by such indemnified parties) imposed on or with respect to FTV Blocker (or its transferee) for any pre-Closing tax period by offsetting such obligations against any amounts otherwise due to FTV Blocker Holder (x) under the Tax Receivable Agreement or (y) any proceeds thereof.

Investor Rights Agreement

In connection with the Closing, Spartan, the Sponsor, Tiger, FTV Blocker Holder and certain holders party thereto (collectively, the “IRA Holders”), will enter into the Investor Rights Agreement, pursuant to which, among other things, (a) that certain Registration Rights Agreement, dated November 24, 2020, will be terminated, (b) certain resale registration rights will be granted with respect to (i) the private placement warrants (including any shares of Common Stock issued or issuable upon the exercise of any such private placement warrants), (ii) any outstanding shares of Class A Common Stock held by an IRA Holder at any time, whether held on the date of the Investor Rights Agreement or acquired after the date of the Investor Rights Agreement, (iii) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of Spartan issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to Spartan by an IRA Holder, (iv) any shares of Class A Common Stock issued or issuable upon exchange of Sunlight Class EX Units and Class C Common Stock issued to a Holder under the Business Combination Agreement and (v) any other equity security of Spartan issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, and (c) governance rights to certain IRA Holders will be granted.

Furthermore, pursuant to the Investor Rights Agreement, Spartan will agree that, within 30 calendar days after the Closing, Spartan will file with the SEC (at Spartan’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the IRA Holders, and Spartan will use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, Tiger and FTV Blocker Holder can demand up to three underwritten offerings in the aggregate and the Sponsor can demand up to one underwritten offering. Each IRA Holder will be entitled to customary piggyback registration rights.

The Investor Rights Agreement will also provide that upon the Closing, the board of directors of Spartan will consist of nine directors, divided into three classes serving staggered three-year terms. Pursuant to the Investor Rights Agreement, Spartan will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the following nominees to be elected to serve as director on the board of directors of Spartan:

•        if the Sponsor and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by the Sponsor;

•        if FTV Blocker Holder and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by FTV Blocker Holder; and

•        if Tiger and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by Tiger.

In addition, for as long as Sponsor, FTV Blocker Holder or Tiger maintains its nomination rights described above, such person will also have the right to appoint an observer to attend meetings of the board of directors of Spartan, subject to customary limitations.

Lock-Up Agreements

Pursuant to the Business Combination Agreement, at the Closing:

•        Tiger and FTV Blocker Holder have agreed to the same lock-up restrictions applicable to the Sponsor and the Insiders (as defined in the Letter Agreement Amendment) as described above under “Amendment to Letter Agreement;”

•        all Sunlight employees and former employees who, as of immediately after the Closing, will hold 100,000 shares or more of Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock, will agree that: (x) 20% of the Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock (as applicable, “Restricted Stock”) held by it, him or her will be subject to lock-up transfer restrictions until the one-year anniversary of the Closing, with the potential for Early Release (as defined below) after six months following the Closing and (y) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 15-month anniversary of the Closing, with the potential for Early Release after 9 months following the Closing;

•        certain executives of Sunlight will agree that: (a) 20% of the Restricted Stock held by it, him or her will subject to lock-up transfer restrictions until the 16-month anniversary of the Closing, with the potential for Early Release after nine months following the Closing and (b) 80% of the Restricted Stock held by it, him or her will be subject to lock-up transfer restrictions until the 20-month anniversary of the Closing, with potential for Early Release after 14 months following the Closing; and

•        all other persons who hold equity or equity-based awards in respect of less than 100,000 shares of Restricted Stock as of immediately prior to at the Closing, will agree that 100% of the Restricted Stock held by it, him or her will be subject to subject to lock-up transfer restrictions until the six-month anniversary of the Closing; provided, that with respect to any such person that is not a Sunlight employee, Sunlight will request and use commercially reasonable efforts to obtain such agreement from such person;

where applicable, subject to exceptions to be included in such lock-up agreements for “net settlement” of distributions of Class A Common Stock to holders of certain company awards as contemplated by Section 2.02(e) of the Business Combination Agreement in respect of applicable tax withholding obligations and the ability of the holders of LTIP Units to “sell to cover” any remaining tax obligation.

An “Early Release” shall be achieved if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at the period specified above after the Closing.

Tax Receivable Agreement

As described in greater detail under “Sunlight A&R LLC Agreement” below, the holders of Sunlight Class EX Units may cause their Sunlight Class EX Units to be redeemed for shares of Class A Common Stock or cash, as applicable, in the future pursuant to redemption or call rights in the Sunlight A&R LLC Agreement. Sunlight intends to make an election under Section 754 of the Code that will be effective for each taxable year in which a redemption or sale of Sunlight Class EX Units occurs pursuant to the redemption or call rights. As a result of the Section 754 election, Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of Sunlight Class EX Units pursuant to the redemption or call rights is expected to result in adjustments to the tax basis of the tangible and intangible assets of Sunlight. These adjustments will be allocated to Sunlight Financial Holdings. Such adjustments to the tax basis of the tangible and intangible assets of Sunlight would not have been available to Sunlight Financial Holdings absent its acquisition or deemed acquisition of Sunlight Class EX Units pursuant to the exercise of the redemption or call rights. The anticipated basis adjustments are expected to increase (for tax purposes) Sunlight Financial Holdings’ depreciation and amortization deductions and may also decrease Sunlight Financial Holdings’ gains (or increase its losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of federal, state and local income and franchise tax that Sunlight Financial Holdings would otherwise be required to pay in the future.

In connection with the Closing, Sunlight Financial Holdings will enter into the Tax Receivable Agreement with the TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally provides for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders, on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement and (ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments

Sunlight Financial Holdings makes under the Tax Receivable Agreement. Under the Tax Receivable Agreement, Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any. Certain of the rights of a TRA Holder under the Tax Receivable Agreement are transferable.

The payment obligations under the Tax Receivable Agreement will be Sunlight Financial Holdings’ obligations and not obligations of Sunlight, and we expect that the payments Sunlight Financial Holdings will be required to make under the Tax Receivable Agreement could be substantial. Estimating the amount and timing of Sunlight Financial Holdings’ realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of Sunlight Financial Holdings’ ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of Sunlight Class EX Units, the price of the Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unitholder’s tax basis in its Sunlight Class EX Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Sunlight Financial Holdings generates in the future, the U.S. federal income tax rate then applicable, and the portion of Sunlight Financial Holdings’ payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Sunlight Financial Holdings’ actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount Sunlight Financial Holdings would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of Sunlight Financial Holdings’ realization of tax benefits.

Based on the no redemption scenario described elsewhere herein, we expect that if there were a redemption of all of the outstanding Sunlight Class EX Units immediately after this offering, the estimated tax benefits to Sunlight Financial Holdings subject to the Tax Receivable Agreement would be approximately $110.2 million, based on certain assumptions, including but not limited to a $10.00 per share price of our Class A Common Stock, an estimated blended statutory U.S. federal, state and local corporate income tax rate of 25.2%, no material change in U.S. federal income tax law, and that Sunlight Financial Holdings will have sufficient taxable income to utilize such estimated tax benefits. Based on the same no redemption scenario, if the Tax Receivable Agreement were terminated immediately after the consummation of the Business Combination, the estimated early termination payment would, in the aggregate, be approximately $92.7 million (calculated using a discount rate equal to SOFR plus 100 basis points, applied against an undiscounted liability of $93.7 million calculated based on certain assumptions, including but not limited to a $10.00 per share trading price, an estimated blended statutory U.S. federal, state and local corporate income tax rate of 25.2%, no material change in U.S. federal income tax law, and that Sunlight Financial Holdings will have sufficient taxable income to utilize such estimated tax benefits). The foregoing number is merely an estimate and the actual payment could differ materially.

Based on the maximum redemption scenario described elsewhere herein, we expect that if there were a redemption of all of the outstanding Sunlight Class EX Units immediately after this offering, the estimated tax benefits to Sunlight Financial Holdings subject to the Tax Receivable Agreement would be approximately $132.0 million, based on certain assumptions, including but not limited to a $10.00 per share price of our Class A Common Stock, an estimated blended statutory U.S. federal, state and local corporate income tax rate of 25.2%, no material change in U.S. federal income tax law, and that Sunlight Financial Holdings will have sufficient taxable income to utilize such estimated tax benefits. Based on the same maximum redemption scenario, if the Tax Receivable Agreement were terminated immediately after the consummation of the Business Combination, the estimated early termination payment would, in the aggregate, be approximately $111.1 million (calculated using a discount rate equal to SOFR plus 100 basis points, applied against an undiscounted liability of $112.2 million calculated based on certain assumptions, including but not limited to a $10.00 per share trading price, an estimated blended statutory U.S. federal, state and local corporate income tax rate of 25.2%, no material change in U.S. federal income tax law, and that Sunlight Financial Holdings will have sufficient taxable income to utilize such estimated tax benefits). The foregoing number is merely an estimate and the actual payment could differ materially.

A delay in the timing of redemptions of Sunlight Class EX Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Sunlight taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of Sunlight Class EX Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement generally are dependent upon Sunlight Financial Holdings having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Sunlight Financial Holdings’ projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Sunlight Financial Holdings’ future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits Sunlight Financial Holdings realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Sunlight Financial Holdings by Sunlight are not sufficient to permit Sunlight Financial Holdings to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors — Risks Related to Spartan and the Business Combination — In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Sunlight Financial Holdings realizes in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Sunlight or Sunlight Financial Holdings.

Although Sunlight Financial Holdings is not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse Sunlight Financial Holdings for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made will be netted against future payments otherwise required to be made, if any, after Sunlight Financial Holdings’ determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, Sunlight Financial Holdings could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect Sunlight Financial Holdings’ liquidity.

The term of the Tax Receivable Agreement will commence upon the Closing and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless Sunlight Financial Holdings exercises its right to terminate the Tax Receivable Agreement or the Tax Receivable Agreement is terminated early due to Sunlight Financial Holdings’ failure to honor a material obligation thereunder or due to a Change of Control (as defined in the Tax Receivable Agreement). Payments will generally be made under the Tax Receivable Agreement as Sunlight Financial Holdings realizes actual cash tax savings in periods after the Closing from the tax benefits covered by the Tax Receivable Agreement. However, if Sunlight Financial Holdings experiences a Change of Control or the Tax Receivable Agreement terminates early (at Sunlight Financial Holdings’ election or as a result of Sunlight Financial Holdings’ breach), Sunlight Financial Holdings would be required to make a payment equal to the deemed present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to the SOFR in effect on the applicable date plus 100 basis points), and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that Sunlight Financial Holdings has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any Sunlight Class EX Units outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates. The early termination payment is generally required to be paid immediately except in the case of an early termination upon a Change of Control, in which case such early termination payment may, at Sunlight Financial Holdings’ election, be paid ratably over the two-year period following the Change of Control.

The Tax Receivable Agreement provides that in the event that Sunlight Financial Holdings breaches any of its material obligations under it, whether (i) as a result of its failure to make any payment when due (including in cases where Sunlight Financial Holdings elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to a Change of Control or Sunlight Financial Holdings has available cash but fails to make payments when due under circumstances where Sunlight Financial Holdings does not have the right to elect to defer the payment, as described below), (ii) as a result of Sunlight Financial Holdings’ failure to honor any other material obligation under it, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then a supermajority of the TRA Holders may elect to treat such breach as an early termination, which would cause all Sunlight Financial Holdings’ payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a Change of Control, Sunlight Financial Holdings could be required to make payments under the Tax Receivable Agreement that exceed its actual cash tax savings under the Tax Receivable Agreement. In these situations, Sunlight Financial Holdings’ obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A Common Stock or reducing the consideration paid in any such transaction to holders of Class A Common Stock. There can be no assurance that Sunlight Financial Holdings will be able to meet its obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Sunlight Class EX Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of Sunlight Class EX Units may increase the applicable Sunlight Unitholders’ tax liability without giving rise to any rights of such Sunlight Unitholders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

Payments generally are due under the Tax Receivable Agreement within 5 days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of Sunlight Financial Holdings’ U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to SOFR plus 100 basis points. Except in cases where Sunlight Financial Holdings elects to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally Sunlight Financial Holdings may elect to defer payments due under the Tax Receivable Agreement if Sunlight Financial Holdings does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement or if Sunlight Financial Holdings’ contractual obligations limit its ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of SOFR plus 400 basis points. However, interest will accrue from the due date for such payment until the payment date at SOFR plus 100 basis points if Sunlight Financial Holdings is unable to make such payment as a result of limitations imposed by existing credit agreements. Sunlight Financial Holdings has no present intention to defer payments under the Tax Receivable Agreement.

The Tax Receivable Agreement generally may be amended if approved in writing by Sunlight Financial Holdings and a supermajority of holders of rights under the Tax Receivable Agreement.

The form of the Tax Receivable Agreement is attached to this proxy statement/prospectus as Exhibit 10.15.

Sunlight A&R LLC Agreement

Immediately following the OpCo Merger Effective Time and in connection with the Closing, Sunlight, Sunlight Financial Holdings, Spartan Sub and certain members named therein will enter into the Sunlight A&R LLC Agreement, pursuant to which, among other things: (a) Spartan Sub will become the sole managing member of Sunlight, (b) the Existing Sunlight Units will be recapitalized into Sunlight Class X Units and Sunlight Class EX Units and (c) each Sunlight Class EX Unit holder will have certain redemption rights, as further described below.

Sunlight Class EX Unit Redemption Rights

Subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, pursuant to the Sunlight A&R LLC Agreement, each Sunlight Class EX Unit, together with one share of Class C Common Stock, will be redeemable, subject to certain conditions, for, at Sunlight’s election (i) one share of Class A Common Stock or (ii) an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. Alternatively, upon the request for a redemption by a holder of Sunlight Class EX Units, Sunlight Financial Holdings or one of its wholly owned subsidiaries (instead of Sunlight) will have the right to acquire each tendered Sunlight Class EX Unit and corresponding share of Class C Common Stock directly from the redeeming holder of Sunlight Class EX Units for, at its election, (i) one share of Class A Common Stock, subject to such conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) an amount of cash approximately equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Sunlight A&R LLC Agreement. In connection with any redemption of Sunlight Class EX Units, the corresponding number of shares of Class C Common Stock will be cancelled.

Distributions and Allocations

Under the Sunlight A&R LLC Agreement, Spartan Sub, as sole managing member, will have the right to determine when distributions will be made to the holders of Sunlight Units and the amount of any such distributions, except that Sunlight will be required to make certain tax-related distributions and to make distributions in the event of dissolution. If Spartan Sub authorizes a distribution, such distribution will be made to the holders of Sunlight Units generally on a pro rata basis in accordance with their respective percentage ownership of Sunlight Units.

The holders of Sunlight Units, including Sunlight Financial Holdings, will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of Sunlight. Net income and losses of Sunlight generally will be allocated to the holders of Sunlight Units on a pro rata basis in accordance with their respective percentage ownership of Sunlight Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent that Sunlight has legally available cash (including borrowings available under existing credit facilities or similar arrangements) and subject to the terms of any current or future debt instruments, the Sunlight A&R LLC Agreement will require Sunlight to make pro rata cash distributions to all holders of Sunlight Units, including Sunlight Financial Holdings, (1) first, in an amount sufficient to allow Sunlight Financial Holdings and its wholly owned subsidiaries to satisfy their actual tax liabilities and obligations under the Tax Receivable Agreement except to the extent (i) based on the written advice of legal counsel, the distribution may reasonably constitute a fraudulent conveyance, or (ii) the terms of any financing necessary to make such tax distribution could reasonably, in the good faith judgment of Spartan Sub, cause Sunlight to become insolvent within the twelve (12) month period following the date of such distribution, and (2) thereafter to the extent necessary, in an amount generally intended to allow Sunlight Unitholders, including Sunlight Financial Holdings, to satisfy their respective income tax liabilities with respect to their allocable share of income of Sunlight, based on certain assumptions and conventions (including an assumed income tax rate) and after taking into account other distributions (including prior tax distributions) made by Sunlight.

Issuance of Equity

The Sunlight A&R LLC Agreement will provide that, subject to certain exceptions, at any time Sunlight Financial Holdings issues a share of Class A Common Stock or any other equity security following the Business Combination, the net proceeds received by Sunlight Financial Holdings with respect to such issuance, if any, will be concurrently contributed directly or indirectly to Sunlight, and Sunlight will issue to Sunlight Financial Holdings, directly or indirectly, an equal number of Sunlight Class X Units or other economically equivalent equity interests. Conversely, if any shares of Class A common Stock are redeemed, repurchased or otherwise acquired, Sunlight generally will be required to redeem, repurchase or otherwise acquire an equal number of Sunlight Class X Units held by Spartan Sub, upon the same terms and for the same price, as the shares of Class A Common Stock are redeemed, repurchased or otherwise acquired.

Dissolution

Sunlight will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Sunlight will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Sunlight, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Sunlight Units held by each of them.

The form of the Sunlight A&R LLC Agreement is attached to this proxy statement/prospectus as Exhibit 3.5.

Proposed Second A&R Charter

Pursuant to the terms of the Business Combination Agreement, prior to the Closing and the OpCo Merger Effective Time, we will amend and restate our Charter to, among other things, (a) to increase the number of authorized shares of Spartan’s capital stock, par value $0.0001 per share, from (i) 271,000,000 shares, consisting of 270,000,000 shares of Common Stock, including 250,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, and 1,000,000 shares of Preferred Stock, to (ii) an aggregate of 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; (b) to specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure; (c) to make certain other changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provision that Spartan elects not to be subject to Section 203 of the DGCL and make certain other changes that the Spartan Board deems appropriate for a public operating company; (d) to require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws; and (e) to require, except as otherwise provided in the Proposed Second A&R Charter, including, for example, to increase or decrease the number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal any provision of the Proposed Second A&R Charter.

For more information about the amendments to our Charter, see the section entitled “Proposal No. 2 — The Charter Proposals.”

PIPE Financing

In connection with the execution of the Business Combination Agreement, on January 23, 2021, we entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and we agreed to sell to the Subscribers, an aggregate of 25,000,000 PIPE Shares for a purchase price of $10.00 per share and an aggregate purchase price of $250,000,000, in a private placement.

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place immediately prior to or substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination.

Pursuant to the Subscription Agreements, Spartan agreed that, within 30 calendar days after the consummation of the Business Combination, Sunlight Financial Holdings will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Sunlight Financial Holdings will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Background of the Business Combination

Spartan is a Delaware corporation formed on August 17, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the energy value chain in North America. Spartan’s business strategy is to leverage Apollo’s network of potential proprietary and public transaction sources and identify and acquire a business that will be transformed or augmented from a combination of Spartan’s relationships, knowledge and experience in the energy value chain. Spartan’s goal is to build a focused business with multiple competitive advantages that have the potential to improve the target business’s overall value proposition. The ultimate goal of this business strategy is to maximize stockholder value. The proposed Business Combination was the result of an extensive search for a potential transaction utilizing the broad network of contacts and corporate relationships developed by Spartan’s management team, the industry experience of Spartan’s management team and also the network and industry experience of Apollo. The terms of the Business Combination were the result of extensive negotiations between representatives of Spartan, Sunlight management and certain of Sunlight’s equityholders and careful evaluation of the Business Combination by the Spartan Board. The following is a brief description of the material background of these negotiations, the Business Combination and related transactions.

On November 30, 2020, Spartan completed its IPO of 34,500,000 public units, including 4,500,000 units that were issued pursuant to the underwriters’ full exercise of their over-allotment option, with each unit consisting of one share of Class A Common Stock and one-half of one warrant, raising gross proceeds of approximately $345 million.

Simultaneously with the closing of the IPO, Spartan consummated the sale of 9,900,000 private placement warrants at a purchase price of $1.00 per private placement warrant in a private placement to Sponsor, generating gross proceeds of approximately $9.9 million.

Following the closing of the IPO, Spartan representatives commenced a robust search for businesses or assets to acquire for the purpose of consummating Spartan’s Initial Business Combination. Spartan reviewed self-generated ideas, explored ideas with the underwriters from the IPO, and contacted, and were contacted by, a number of individuals and entities with respect to a variety of business combination opportunities. As part of this process, Spartan representatives considered many potential acquisition targets in a wide variety of industry sectors, including targets that were engaged in businesses involving energy sustainability or utilizing technologies that would create a positive impact on the environment. Many of these discussions advanced to the point where the counterparty to such potential acquisition executed a confidentiality agreement; however, none of the confidentiality agreements included a standstill agreement provision that would prevent Spartan from making an offer for the counterparty, or would prevent any party from making an offer for Spartan.

In several cases, Spartan presented term sheets or illustrative transaction structures (or similar documentation) describing the structure or principal terms of potential business combinations. Due to the progression of the discussions with Sunlight, as well as the Spartan Board’s conclusion that a transaction with Sunlight would present the most attractive opportunity for Spartan, the Spartan Board ultimately determined to pursue the Business Combination with Sunlight. The Spartan Board’s decision to pursue the Business Combination with Sunlight over the other potential acquisitions was generally the result of, but not limited to, one or more of the following factors:

•        the determination of Spartan’s management and Sponsor that Sunlight had a competitive differentiation over its industry peers and other potential acquisitions;

•        the other potential acquisitions did not fully meet the investment criteria of Spartan, which included, among other things, candidates that (i) are at an inflection point, (ii) exhibit strong growth overseen by a highly-experienced management team, and (iii) would additionally benefit from Spartan’s management’s transactional, financial, managerial and investment experience; and

•        a difference in valuation expectations between Spartan and the senior executives or stockholders of the other potential acquisition candidates.

Spartan management was first made aware of the Sunlight process by Citigroup Global Markets Inc., sell-side financial advisor to Sunlight (“Citi”), and by representatives of Apollo Management Holdings, L.P. (“Apollo Management Holdings,” an affiliate of Sponsor), who were familiar with Sunlight through their network. Representatives of Spartan reviewed materials related to Sunlight and had internal discussions and concluded that Sunlight would be a worthwhile target for Spartan to pursue.

In response to a general request for bids for non-binding proposals for a business combination, on December 3, 2020, Spartan and Apollo Management Holdings sent a letter to Citi containing a confidential, non-binding proposal for a transaction whereby Spartan would merge with Sunlight. The proposal contemplated a purchase price based on an enterprise valuation in a range of $1.143 billion to $1.397 billion (assuming $25 million of pro forma net cash to Sunlight’s balance sheet and a $300 million PIPE Financing).

On December 7, 2020, Citi provided the proposed form of non-binding letter of intent and associated template documents to Spartan and requested that they be returned in executable form by December 9, 2020. On the same day, Spartan contacted and retained Vinson & Elkins L.L.P. (“Vinson & Elkins”) to advise Spartan on a possible business combination with Sunlight.

On December 9, 2020, Spartan provided a draft letter of intent to Citi, providing for a post-money equity value of $1.221 billion (corresponding to a pre-money equity value of approximately $1.047 billion), secondary cash consideration of up to $557 million and primary cash consideration of $50 million to be retained by the company. The draft letter of intent further provided for (i) the cancellation of up to 50% of Sponsor’s shares in the event of redemptions by Spartan shareholders of more than 5% of the public shares of Spartan, and a $300 million PIPE Financing that would be backstopped up to 25% by an affiliate of Sponsor, (ii) a lock-up for the equity consideration that would expire 18 months following closing, with the possibility for early termination starting 9 months following closing and (iii) a mutual exclusivity period running until January 31, 2021, with automatic extensions following commencement of marketing of the PIPE Financing. In addition, the draft letter of intent also noted that one or more affiliates of Sponsor or Apollo may be interested in fostering a long-term strategic relationship with Sunlight to support Sunlight’s growth and strategic initiatives, and contemplated that such affiliate or affiliates would endeavor to explore a loan flow financing program with Sunlight on mutually attractive terms. However, none of the proposals contemplated by the draft letter of intent, any of the subsequent letters of intent mentioned below, any draft agreements providing for the transaction or the ultimate definitive agreements providing for the Business Combination was ever conditioned or dependent on such a relationship being formed.

On December 12, 2020, Citi asked for revisions to the letter of intent to increase the pre-money valuation to $1.15 billion, decrease the size of the PIPE Financing to $250 million, provide more specificity regarding the proposed post-closing board composition, and revise the proposed lock-up to be applied to the equity consideration payable to Sunlight’s owners to be a 6-month lock-up for 20% of the equity consideration, subject to early termination as soon as 3 months, and 12 months for the remaining 80%, subject to early termination as soon as 6 months.

On December 12, 2020 and December 13, 2020, representatives of each of Spartan and Sunlight continued to negotiate the terms of the letter of intent.

On December 14, 2020, the Spartan Board held a telephonic meeting to discuss pursuing a business combination with Sunlight. All of the members of the Spartan Board were present. At the meeting, Spartan representatives, including Mr. Strong and Mr. Romeo, provided the Spartan Board with information about Sunlight and the proposed terms for a business combination with Sunlight and conveyed their belief that a business combination with Sunlight was an attractive opportunity and superior to any other prospect then being considered by Spartan. After reviewing relevant information about Sunlight, including its business plan, the merits of a business combination and the results of Spartan’s representatives’ due diligence, the Spartan Board expressed support for pursuing the transaction with Sunlight and instructed Spartan’s representatives to continue with the negotiations and to enter into a non-binding letter of intent.

Following the meeting of the Spartan Board, on December 14, 2020, Spartan and Sunlight entered into a confidentiality agreement and a confidential, non-binding letter of intent, providing for:

•        a post-money equity valuation of Sunlight of $1.349 billion;

•        the conversion of all outstanding equity interests of Sunlight into shares of Class A Common Stock based on a ratio equal to a pre-money equity value of $1.175 billion divided by $10.00;

•        the payment of cash consideration of up to $507 million in lieu of a commensurate amount of the share consideration described above, subject to $50 million cash to be retained by the combined company and a to be discussed minimum cash condition above such amount;

•        agreement of each of Spartan and Sunlight to terminate any existing discussions with respect to any proposed transaction similar to the business combination and to negotiate exclusively with the other until January 31, 2021;

•        transaction financing through a private placement of Class A Common Stock with anticipated proceeds of $250,000,000, including a backstop from one or more affiliates of Sponsor of up to $62,500,000;

•        Sponsor to cancel up to 50% of the Founder Shares then held by Sponsor in the event that there were redemptions by Spartan’s stockholders in excess of a 5% threshold;

•        affiliates of Sponsor or Apollo and Sunlight to endeavor to explore a large loan flow program on mutually attractive terms as referenced above; and

•        certain other terms customary for a transaction of the type being proposed, including as to board governance and designation rights and restrictions on the transfer of shares held by certain Sunlight equityholders (i.e., lock ups).

On December 15, 2020, representatives from Vinson & Elkins and Hunton Andrews Kurth LLP, Sunlight’s legal counsel in connection with the Business Combination (“Hunton Andrews Kurth”), held a legal organizational call to discuss the diligence and documentation process related to the proposed transaction. On or about that day, Sunlight’s representatives provided Spartan’s representatives access to the virtual data room.

During the last two weeks of December 2020, representatives of Spartan contacted representatives of Credit Suisse, Citi and Cowen and Company, LLC (“Cowen”) regarding their potential participation in the PIPE Financing. On January 3, 2021, Spartan, Credit Suisse Securities (USA) LLC (“Credit Suisse”), Citi and Cowen entered into an engagement letter for Credit Suisse, Citi and Cowen to serve as co-placement agents for the PIPE Financing.

On December 18, 2020 and December 21, 2020, Sunlight management made presentations regarding Sunlight’s business, including its technology, business development, operations, finance and funding, legal and compliance and human resources, to representatives of Spartan, including Vinson & Elkins, PricewaterhouseCoopers LLP, Credit Suisse and Citi.

On December 22, 2020, Hunton Andrews Kurth and Vinson & Elkins began discussing the use of a clean room folder in the virtual data room with restricted access (the “Clean Room Folder”). Spartan and Apollo each negotiated separate clean room agreements with Sunlight, pursuant to which Sunlight planned to disclose sensitive competitive information related to Sunlight’s business, including personnel data and commercial agreements. The Clean Room Folder expressly restricted access to certain affiliates of Apollo who could not review such competitively sensitive information due to the overlap in their commercial interests. On January 4, 2021, the clean room agreements were executed and thereafter access was granted to the Clean Room Folder to a limited number of representatives of Spartan and Apollo, in each case, as expressly contemplated under the clean room agreements.

On December 23, 2020, representatives of Spartan, Sunlight, Credit Suisse and Citi participated in an organizational call during which the parties discussed the potential business combination, the steps to consummate a business combination and timing and process of, and documents for, the PIPE Financing.

During the week of December 27, 2020, the Spartan Board discussed with Vinson & Elkins the advisability of forming a transaction committee consisting entirely of independent and disinterested directors of the Spartan Board in light of the potential related party transaction involving one or more affiliates of Sponsor or Apollo (such potential transaction, the “Related Party Transaction”), as contemplated by the letter of intent, even though such Related Party Transaction was not a necessary component of the transaction and the likelihood of such Related Party Transaction was not known.

On December 29, 2020, Spartan, Sunlight and their respective tax advisors determined that they would prefer the business combination to be structured as an “Up-C,” with a tax receivable agreement. On January 3, 2021, Hunton Andrews Kurth sent to Vinson & Elkins a draft of the related Tax Receivable Agreement.

On December 30, 2020, Spartan and Vinson & Elkins delivered a supplemental due diligence request list to Hunton Andrews Kurth and Sunlight, which included additional document and information requests based on the information provided in the virtual data room and Clean Room Folder. Thereafter, the parties continued to update and exchange the supplemental due diligence request list.

Representatives of Spartan and Sunlight, and their respective advisors, prepared an investor presentation relating to Sunlight and its business, which included certain prospective financial information for Sunlight, as well as pro forma financial information of the post-combination company.

During the week of January 4, 2021 and the following week, Credit Suisse, Citi and Cowen facilitated telephonic and video conferences with a number of prospective investors in the PIPE Financing. A handful of the prospective investors participated in discussions with Spartan and Sunlight representatives and were provided the investor presentation as well as access to an electronic data room containing supporting information. A draft of a subscription agreement prepared by Vinson & Elkins, and reviewed by Hunton Andrews Kurth, was subsequently shared with prospective investors and representatives of Vinson & Elkins addressed and negotiated comments to the subscription agreement from the various interested investors.

From January 4, 2021 through January 19, 2021, representatives of Spartan, Sunlight and their respective advisors participated in numerous due diligence calls regarding Sunlight’s business and financial operations, including with respect to intellectual property, data privacy, data security and regulatory matters. An additional diligence call with Spartan, Sunlight, Hunton Andrews Kurth and Vinson & Elkins was held on January 6, 2021, during which the parties discussed change of control restrictions that could potentially be triggered by the proposed business combination.

On January 5, 2021, Spartan and Sunlight agreed to reduce the maximum number of shares of Founders Stock that Sponsor may be required to forfeit pursuant to the terms of the Founders Stock Agreement from 50% to 25% of the aggregate shares of Founders Stock held by the Sponsor and that the Tax Receivable Agreement would not apply to any increases in tax basis resulting from the cash consideration paid in the transaction.

On January 8, 2021, the Spartan Board established a transaction committee of the Spartan Board (the “Transaction Committee”) with Mr. Stice and Ms. Wilson as the members, each of whom the Spartan Board determined was an independent director who did not have any actual or potential conflicts of interest with Sunlight, Sponsor or its affiliates, and therefore, were considered by the Spartan Board to be disinterested with respect to a potential business combination, or other strategic transaction with, Sunlight, and, if applicable, the Related Party Transaction. The Transaction Committee was established in particular due to the possibility of a Related Party Transaction between one or more affiliates of Sponsor or Apollo and Sunlight contemplated by the letter of intent. In case the Related Party Transaction was to be advanced or would become relevant to the overall consideration of the Business Combination, the Transaction Committee was given broad authority regarding exploring and considering the potential business combination and the Related Party Transaction, including the authority to make any recommendations with respect to such potential transaction and, if applicable, the Related Party Transaction, to the Spartan Board (but not to approve such transaction or the Related Party Transaction).

Following the formation of the Transaction Committee, on January 8, 2021 the members of the Transaction Committee conferred about the selection of counsel for the committee. Following discussion, the committee contacted Gibson Dunn & Crutcher LLP (“Gibson Dunn”) to serve as counsel to the Transaction Committee, and later engaged Gibson Dunn.

During the week of January 8, 2021, Spartan engaged a number of additional third-party advisors to assist with various aspects of commercial, financial and legal due diligence.

On January 9, 2021, Hunton Andrews Kurth delivered an initial draft of the Business Combination Agreement to Vinson & Elkins. On January 10, 2021, Vinson & Elkins and Hunton Andrews Kurth participated in a call to discuss the terms of the Business Combination Agreement and the business combination transaction structure generally.

On January 12, 2021, Vinson & Elkins sent a revised draft of the Business Combination Agreement to Hunton Andrews Kurth. Throughout the following weeks until the Business Combination Agreement and the related transaction documents were executed, Spartan and Sunlight exchanged several drafts of the Business Combination Agreement, including the exhibits thereto, the Tax Receivable Agreement and the Sunlight A&R LLC Agreement to resolve issues raised by Spartan, Sunlight and certain of Sunlight’s equityholders, which focused principally on: (a) certain tax structuring matters, (b) the conduct of Sunlight’s business during the period between the execution of the Business Combination Agreement and the Closing, (c) the representations, warranties and other covenants of Sunlight in light of Spartan’s due diligence review, (d) regulatory approvals on which to condition the respective obligations of Spartan and Sunlight to consummate the Business Combination, (e) the extent of tax distributions to be made under the Sunlight A&R LLC Agreement, (f) certain payments and early termination triggers under the Tax Receivable Agreement, (g) stipulations of the agreement to vote in favor of the Business Combination under the Sunlight Support Agreement, (h) conditions related to certain registration rights of the Sunlight members after the Business Combination under the Investor Rights Agreement, and (i) certain terms of the lock-up agreements.

On January 13, 2021, the Transaction Committee held a meeting by teleconference, at which a representative of Gibson Dunn was present. The representative from Gibson Dunn discussed with the Transaction Committee the fiduciary duties applicable to the Transaction Committee and decision making in the context of the proposed transactions. The Transaction Committee also reviewed current information regarding the potential Related Party Transaction, and determined to request from Vinson & Elkins further information from Spartan regarding any Related Party Transactions, including information on Sunlight’s current and available alternative loan flow providers, and related potential conflicts of interest.

On January 14, 2021, the Spartan Board held a meeting by teleconference, for which all of the members of the Spartan Board were present. Also in attendance were members of Spartan management, representatives of Apollo, Vinson & Elkins and Gibson Dunn. At the meeting, the due diligence findings were discussed in detail, including with respect to Sunlight’s capital providers, channel partners and regulatory obligations. The representatives of Apollo and the Spartan Board also discussed the commercial opportunities that could result in a business combination with Sunlight. The Transaction Committee also provided an update on its activities, noting that, on an initial basis to be confirmed by additional information, it did not believe that there were any present transactions contemplated or required between any affiliate of Sponsor or Apollo and Sunlight.

On January 15, 2021, the Transaction Committee held a meeting by teleconference, at which representatives of Gibson Dunn were present. At the meeting, the Transaction Committee discussed information from Spartan regarding any Related Party Transactions or related potential conflicts of interest. The Transaction Committee also discussed the status of the negotiation of definitive agreements providing for the potential Business Combination. The Transaction Committee determined to provide certain comments through Gibson Dunn on the draft agreements focused only on matters that may be related to the Transaction Committee’s discussions.

On January 19, 2021, the Transaction Committee held a meeting by teleconference, at which representatives of Gibson Dunn were present. At the meeting, representatives of Gibson Dunn made a presentation to the Transaction Committee, including on matters regarding the fiduciary duties applicable to the Transaction Committee and decision making in the context of the proposed transactions and information reviewed by the Transaction Committee. Following discussion, the Transaction Committee concluded that there was not any current Related Party Transaction (or resulting conflict of interest) and accordingly recommended that the full Spartan Board consider, evaluate and, if determined to be in the best interests of Spartan, authorize the proposed transaction with Sunlight, while reserving the authority to evaluate any future Related Party Transaction (or resulting conflict of interest) within the scope of the authority conferred on it by the Spartan Board.

On January 19, 2021, the Spartan Board held a special meeting by teleconference. All members of the Spartan Board were present. Also in attendance were members of Spartan management, and representatives of Apollo, Vinson & Elkins and Gibson Dunn. During the meeting, the Spartan Board was provided with an update on the status of the PIPE Financing. Vinson & Elkins then provided to the Spartan Board a review of fiduciary duties under Delaware law in the context of consideration of the proposed business combination transaction. Vinson & Elkins also reviewed with the Spartan Board the scope of the due diligence review conducted and the terms of the business combination, including the Business Combination Agreement and the other definitive agreements, copies of all of which were provided to the Spartan Board in advance of the meeting. The Board discussed the terms of the draft transaction documents.

On January 21, 2021, the Spartan Board, by written consent, unanimously (i) approved the Business Combination Agreement and the other transaction documents related thereto and the PIPE Financing and (ii) determined to recommend that Spartan’s stockholders approve the Business Combination Agreement and the Business Combination.

Thereafter, Spartan and Sunlight worked to finalize the terms of the Business Combination Agreement and the related transaction agreements on the basis approved by the Spartan Board, including with respect to tax matters.

On January 23, 2021, the Spartan Board held a meeting by teleconference to review and discuss the final terms of the Business Combination Agreement and the related transaction documents. All members of the Spartan Board were present. Representatives of Apollo, Vinson & Elkins and Gibson Dunn were also in attendance. At the meeting, representatives of Vinson & Elkins provided an update on the negotiations of the terms of the transaction documents. The Spartan Board reviewed the terms of the transaction documents as negotiated since the last meeting on January 19, 2021, including with respect to certain existing Sunlight equityholders’ proposal to provide indemnification to Spartan for pre-Closing tax matters. The Spartan Board ultimately determined that Spartan could proceed to execute the Business Combination Agreement and the related agreements on the basis of the written consent from January 21, 2021.

On January 23, 2021, the parties executed the Business Combination Agreement and the investors subscribing to purchase PIPE Shares in connection with the PIPE Financing executed the Subscription Agreements. Under the PIPE Financing, certain investors agreed to purchase, at the Closing, $250 million of Class A Common Stock at $10.00 per share.

Before the market opened on January 25, 2021, Sunlight and Spartan announced the Business Combination together with the execution of the Business Combination Agreement along with the Subscription Agreements.

The Spartan Board’s Reasons for the Approval of the Business Combination

The Spartan Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Spartan Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Spartan Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Spartan Board may have given different weight to different factors. This explanation of the reasons for the Spartan Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Spartan Board reviewed the results of the due diligence conducted by Spartan’s management and Spartan’s advisors, which included:

•        meetings and calls with Sunlight’s management regarding business model, operations and forecasts;

•        legal and regulatory due diligence review conducted by various legal advisors which included, among other things, a review of material contracts, including with respect to capital providers, channel partners and vendors, intellectual property matters, regulatory matters and other legal documents posted to a virtual data room, conference calls with Sunlight and its attorneys and certain public record searches;

•        financial, tax and accounting due diligence;

•        commercial and market due diligence;

•        consultation with legal and financial advisors and industry experts;

•        research on comparable public companies;

•        financial and valuation analysis of Sunlight and the Business Combination; and

•        the financial statements of Sunlight.

In approving the Business Combination, the Spartan Board determined not to obtain a fairness opinion. The officers and directors of Spartan have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

The factors considered by the Spartan Board included, but were not limited to, the following:

•        Market Opportunity.    The Spartan Board noted the large residential solar energy market and that public markets have recently assigned premium values to companies associated with the adoption of residential solar energy. The Spartan Board determined that Sunlight has an opportunity to capture this public investor momentum in the residential solar energy financing space.

•        Competitive Positioning.    The Spartan Board noted that Sunlight has a best-in-class user experience with a strong customer interface. The Spartan Board considered the proprietary technology that Sunlight has developed, which aids its contractors and customers due to the platform’s clean user interface and capability to provide efficient credit approvals. The Spartan Board also noted Sunlight’s impressive growth, including its customer growth and rapid volume growth profile based on the amount of its funded loans in the past several years.

•        Superior Credit Performance.    The Spartan Board noted that Sunlight employs disciplined risk management by underwriting to more rigorous standards than its peers, including its use of multiple credit metrics to determine credit approvals, which allow Sunlight to achieve superior levels of credit performance.

•        ESG Performance.    The Spartan Board considered the expected sustainability of Sunlight’s product, Sunlight’s support of energy transition and Sunlight’s commitment to ESG matters. The Spartan Board also considered the experience and diversity of the Sunlight board and management.

•        Sunlight’s Asset Light Business Model.    The Spartan Board considered Sunlight’s flexible business model and noted that its asset-light funding model results in high operating leverage and minimal risk retention, as well as minimal capex required to expand its customer base.

•        Sunlight’s Potential Additional Market Opportunities.    The Spartan Board noted that Sunlight is well positioned to efficiently expand into adjacent sectors given its existing relationships with capital providers and contractors and the ability to easily adapt its technology for deployment into new markets. The Spartan Board also considered Sunlight’s recent expansion into the home improvement financing market, which represents a large and growing opportunity for Sunlight and provides a roadmap for other adjacent market expansion.

•        Access to Low-Cost & Diverse Capital Providers.    The Spartan Board considered Sunlight’s significant funding commitments from its third-party capital providers, which enable stable access to low-cost capital across diverse institutional financing sources. The Spartan Board noted that Sunlight has a robust pipeline of potential capital providers of all types, with its credit performance and integration capabilities driving exceptional levels of market interest.

•        Experienced and Proven Management Team.    The Spartan Board considered the fact that the post-Business Combination company will be led by the senior management team of Sunlight which, with an average of over 20 years of experience across consumer and commercial credit, has exercised disciplined and effective risk management, resulting in strong credit performance that has allowed Sunlight’s capital providers to earn attractive risk adjusted yields and provide Sunlight access to stable, low-cost capital.

•        Terms of the Business Combination Agreement.    The Spartan Board reviewed the financial and other terms of the Business Combination Agreement and determined that they were the product of arm’s-length negotiations among the parties.

•        Independent Director Role.    Spartan’s independent directors took an active role, together with Spartan management, as Spartan evaluated and negotiated the proposed terms of the Business Combination. Following an active and detailed evaluation, the Spartan Board’s independent directors unanimously approved, as members of the Spartan Board, the Business Combination Agreement and the Business Combination.

•        Transaction Committee.    Out of an abundance of caution, the Spartan Board created a Transaction Committee comprised entirely of independent and disinterested directors. The Transaction Committee, together with the assistance of counsel, reviewed information related to a potential Related Party Transaction. Following the committee’s detailed review of the information, the Transaction Committee concluded that there was not any current Related Party Transaction (or resulting conflict of interest) and accordingly recommended that the full Spartan Board consider, evaluate and, if determined to be in the best interests of Spartan, authorize the proposed transaction with Sunlight, while reserving the authority to evaluate any future Related Party Transaction (or resulting conflict of interest) within the scope of the authority conferred on it by the Spartan Board.

In addition, the Spartan Board determined that the Business Combination satisfies the investment criteria that the Spartan Board identified in connection with the IPO. For more information, see the subsection entitled “The Business Combination — Background of the Business Combination.”

In the course of its deliberations, the Spartan Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Early Stage Company Risk.    The risk that Sunlight is an early stage company that has incurred net losses in the past and may be unable to sustain profitability for the future.

•        Growth Risk.    The risk that Sunlight expects to invest in growth for the foreseeable future, it may fail to manage that growth effectively, and given that its growth is dependent on its contractor network, that its failure to retain or replace existing contractors or to grow its contractor network or the number of Sunlight’s loans offered through its existing network could adversely impact Sunlight’s business.

•        Competitive Risk.    The risk that Sunlight currently faces competition from a number of solar financing companies in the United States and expects to face significant competition in the future as the residential solar energy market develops.

•        Demand Risk.    The risk that a material reduction in the retail price of electricity charged by electric utilities, other retail electricity providers or other energy sources as compared to potential savings for purchasing and using a solar system or an increase in pricing for purchasing and using a solar system above the cost of other energy sources could result in a lower demand for solar systems, which could have an adverse impact on Sunlight’s business, results of operations and financial condition.

•        Public Company Risk.    The risks that are associated with being a publicly traded company that is in its early, developmental stage.

•        Benefits May Not Be Achieved Risk.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Redemption Risk.    The risk that a significant number of Spartan’s stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Spartan’s existing Charter, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to the post-Business Combination company to execute its business plan following the Closing.

•        Stockholder Vote Risk.    The risk that Spartan’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Litigation Risk.    The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Closing Conditions Risk.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Spartan’s control.

•        No Third-Party Valuation Risk.     The risk that Spartan did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•        Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•        Other Risks.    Various other risk factors associated with Sunlight’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the Spartan Board also considered that the officers and directors of Spartan may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Spartan’s stockholders. Spartan’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Spartan Board, the Business Combination Agreement and the Business Combination. For more information, see the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination.”

The Spartan Board concluded that the potential benefits that it expects Spartan and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the Spartan Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are fair to, and in the best interests of, Spartan’s stockholders, (b) approved, adopted and declared advisable the Business Combination Agreement and the transactions contemplated thereby and (c) recommended that the stockholders of Spartan approve each of the Proposals.

The above discussion of the material factors considered by the Spartan Board is not intended to be exhaustive but does set forth the principal factors considered by the Spartan Board.

Unaudited Prospective Financial Information

Sunlight provided Spartan with its internally prepared forecasts for each of the years in the three-year period ending December 31, 2023. Spartan management reviewed the forecasts and presented key elements of the forecasts to the Spartan Board as part of the Spartan Board’s review and subsequent approval of the Business Combination. Sunlight and Spartan do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of future financial performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Spartan used the financial forecasts set forth below as part of its comprehensive analysis. The forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. However, in the view of Sunlight’s management, the forecasts were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Sunlight.

The forecasts include Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow, which are non-GAAP financial measures. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available, and Spartan’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Spartan’s management may not be comparable to similarly titled measures used by other companies.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Spartan, Sunlight, or any of their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. The projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Sunlight’s business, all of which are difficult to predict and many of which are beyond Sunlight’s and Spartan’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Sunlight’s and Spartan’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to Spartan and the Spartan Board in connection with their review of the proposed Business Combination.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR SUNLIGHT, SPARTAN UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The projections were prepared by, and are the responsibility of, Sunlight management. After preparing the projections, Sunlight management provided them to Spartan management for review and to make available to the Spartan Board. RSM US LLP, Sunlight’s independent registered public accounting firm, and WithumSmith+Brown, PC, Spartan’s independent registered public accounting firm, have not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, express no opinion or any other form of assurance on it or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The RSM US LLP report included in this proxy statement/prospectus relates to historical financial information of Sunlight. It does not extend to the projections and should not be read as if it does.

Key Financial Metrics:

The projections set out below assume the consummation of the Business Combination. As described above, Sunlight’s ability to achieve these projections will depend upon a number of factors outside of its control. These factors include significant business, economic and competitive uncertainties and contingencies. Sunlight developed these projections based upon assumptions with respect to future business decisions and conditions that are subject to change, including Sunlight’s execution of its strategies and product development, as well as growth in the markets in which it currently operates and proposes to operate. As a result, Sunlight’s actual results may materially vary from the projections set out below. See also “Cautionary Statement Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors — If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of Spartan’s securities may decline.”

The key elements of the forecasts provided by Sunlight management to Spartan management and the Spartan Board are summarized in the tables below:

	Forecast
	Year Ended December 31,
	2021E	2022E	2023E
	(dollars in millions)
Total Revenue	$123.4	$157.0	$198.9
Total Expenses	(73.1)	(85.1)	(96.3)
Net Income	37.2	53.2	76.0
Adjusted EBITDA(1)	60.2	81.6	111.9
Adjusted EBITDA Margin(2)	48.8%	52.0%	56.2%
Free Cash Flow(3)	38.5	55.0	77.8
Funded Volume(4)	2,662	3,332	4,274

____________

(1)      Sunlight defines Adjusted EBITDA as net income excluding interest expense incurred in connection with Sunlight’s revolving credit facility, income taxes, amortization and depreciation expense, stock-based compensation expense, non-cash changes in certain financial instruments, fees paid to brokers pursuant to existing contractual arrangements that will terminate pursuant to the contractual terms thereof and relating to certain of Sunlight’s capital providers, and certain transaction bonuses and other expenses resulting from the proposed Business Combination. Adjusted EBITDA is not a financial measure prepared in accordance with GAAP and should not be considered a substitute for net income prepared in accordance with GAAP.

(2)      Sunlight defines Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue, expressed as a percentage of total revenue. Adjusted EBITDA Margin is not a financial measure prepared in accordance with GAAP and should not be considered a substitute for operating margin prepared in accordance with GAAP.

(3)      Sunlight defines Free Cash Flow as net income adjusted for the change in provision for credit closes, amortization and depreciation expense, the change in original issue discount related to loans held on Sunlight’s balance sheet, changes in working capital, changes in cash collected in the normal course of Sunlight’s business and due to capital partners, changes in the value of instruments on Sunlight’s balance sheet that are required to be marked to market, including derivative gains and losses, distributions to Sunlight’s equity holders related to their tax obligations pursuant to their contractual rights, capital expenditures primarily related to internally developed software, and other items that management has determined are not reflective of cash generation in Sunlight’s business. Free Cash Flow is not a financial measure prepared in accordance with GAAP and should not be considered a substitute for cash flow from operations prepared in accordance with GAAP.

(4)      Funded Volume refers to loans processed through Sunlight’s financing platform that have been funded.

Sunlight’s forecasts are based on its management’s assessment of the continued growth of the residential solar energy market and the ability of Sunlight to maintain its existing relationships and develop new relationships with capital providers, channel partners and contractors. The forecasts also reflect Sunlight’s management’s assessment of Sunlight’s ability to adapt its technology for deployment into new markets. Other key assumptions impacting projections include general and administrative expenses and capital expenditures, among others. While general and administrative expenses are expected to increase in absolute dollars as the company grows, such expenses are expected to represent a smaller percentage of revenue as Sunlight scales, contributing to improvements in Adjusted EBITDA Margin over time.

Satisfaction of 80% Test

It is a requirement under our Charter and the NYSE listing requirements that the business or assets acquired in an Initial Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions from the IPO and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an Initial Business Combination. In connection with its evaluation and approval of the Business Combination, the Spartan Board determined that the fair market value of Sunlight exceeded $1.0 billion based on, among other things, comparable company EBITDA multiples and revenue multiples.

Interests of Certain Persons in the Business Combination

Interests of Sunlight Directors and Officers

In considering whether to adopt the Business Combination Agreement by executing and delivering a written consent, Sunlight members should be aware that aside from their interests as members, Sunlight’s officers and the directors on the Current Sunlight Board have interests in the Business Combination that are different from, or in addition to, those of other Sunlight members generally. Sunlight members should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things, the fact that:

•        The following executive officers of Sunlight are expected to be appointed as executive officers of Sunlight Financial Holdings following the consummation of the Business Combination: Matthew Potere, Barry Edinburg, Timothy Parsons, Nora Dahlman and Scott Mulloy;

•        Each of Messrs. Potere, Edinburg, Parsons and Mulloy and Ms. Dahlman are expected to enter into a New Sunlight Employment Agreement that will become effective on or soon after the Closing, the material terms of which are described below under “Executive Compensation — Executive Compensation After Closing — New Employment Agreements for Named Executive Officers”;

•        Messrs. Potere, Edinburg, Parsons and Mulloy and Ms. Dahlman are each expected to receive equity awards under the 2021 Plan following the approval of the 2021 Plan and the Closing; the amounts and terms of such equity awards will be determined by the Compensation Committee in its sole discretion, as described below under “Executive Compensation — Executive Compensation After Closing”;

•        The following members of the Current Sunlight Board are expected to be appointed as members of the New Sunlight Financial Holdings Board following the consummation of the Business Combination: Matthew Potere, Brad Bernstein and Emil W. Henry, Jr.; and

•        The executive officers of Sunlight and members of the Current Sunlight Board are holders of, or affiliated with entities that are holders of, Sunlight equity interests and in such capacity will be entitled to receive the consideration payable in the Business Combination to all holders of such equity interests.

Interests of Sponsor and Spartan Directors and Officers

In considering the recommendation of the Spartan Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that our Sponsor holds 9,900,000 private placement warrants that would expire worthless if an Initial Business Combination is not consummated;

•        the fact that our Sponsor, officers and directors have agreed not to redeem any of the shares of our Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•        the fact that the Sponsor paid an aggregate of $25,000 of expenses on our behalf in exchange for 8,625,000 Founder Shares, including 100,000 Founder Shares that were subsequently transferred to our independent directors; and that such securities will have a significantly higher value upon the consummation of the Business Combination, which, if unrestricted and freely tradable, would be valued at approximately $86.1 million, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021, and assuming no surrender of any Founder Shares pursuant to the Founders Stock Agreement, as further described herein;

•        if the Trust Account is liquidated, including in the event we are unable to complete an Initial Business Combination within the 27 months from the closing of the IPO, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than our independent registered public accounting firm) for services rendered or products sold to us or (b) a prospective target business with which we have entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account;

•        the fact that our independent directors own an aggregate of 100,000 Founder Shares that were transferred from the Sponsor, which, if unrestricted and freely tradeable, would be valued at approximately $998,000, based on the closing price of our Class A Common Stock of $9.98 per share on June 15, 2021;

•        the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with their activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations; and

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an Initial Business Combination is not completed.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the Business Combination, our Sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares our Sponsor, directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of the NYSE. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, our Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of our Sponsor, directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such stockholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser.

In the event that our Sponsor, directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

The purpose of any such purchases of public shares could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (b) to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of our public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of the Class A Common Stock may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our Sponsor, officers, directors, advisors or any of their respective affiliates anticipate that they may identify the stockholders with whom our Sponsor, officers, directors, advisors or any of their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with the Business Combination. To the extent that our Sponsor, officers, directors, advisors or any of their respective affiliates enter into a privately negotiated purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such stockholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the stockholder meeting related to the Business Combination. Our Sponsor, officers, directors, advisors or any of their respective affiliates will select which stockholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase public shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our Sponsor, officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our Sponsor, officers, directors, advisors and any of their respective affiliates will not make purchases of Class A Common Stock if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.

Total Company Shares to Be Issued in the Business Combination

We anticipate that, upon completion of the Business Combination, the ownership of Sunlight Financial Holdings and Sunlight will be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 3,904,779 shares of our Class A Common Stock, representing an approximate 26.6% and 4.0% economic interest, respectively, and an approximate 19.3% and 2.9% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing a 0.0% economic interest and an approximate 27.3% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 27.3% economic interest in Sunlight;

•        the public stockholders will own 34,500,000 shares of our Class A Common Stock, representing an approximate 35.2% economic interest and an approximate 25.6% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 25.5% economic interest and an approximate 18.5% voting interest;

•        the initial stockholders will own 8,625,000 shares of our Class A Common Stock, representing an approximate 8.8% economic interest and an approximate 6.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 98,124,539 Sunlight Class X Units representing an approximate 72.7% economic interest in Sunlight.

The ownership percentages with respect to Sunlight Financial Holdings set forth above (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021, (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and Class C Common Stock or Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan. As a result of the Business Combination, the economic and voting interests of our public stockholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 13,200,000 shares of Class A Common Stock are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii)–(vi) and (b) remain true, the ownership of Sunlight Financial Holdings and Sunlight upon the Closing will be as follows:

•        the Blocker Holders will own 31,251,210 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 4,676,382 shares of our Class A Common Stock, representing an approximate 34.7% and 5.2% economic interest, respectively, and an approximate 23.3% and 3.5% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 44,072,408 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 32.9% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 32.9% economic interest in Sunlight;

•        the public stockholders will own 21,300,000 shares of our Class A Common Stock, representing an approximate 23.7% economic interest and an approximate 15.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 27.8% economic interest and an approximate 18.6% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 7,800,000 shares of our Class A Common Stock, representing an approximate 8.7% economic interest and an approximate 5.8% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 90,027,592 Sunlight Class X Units representing an approximate 67.1% economic interest in Sunlight.

If the facts are different than the above assumptions, the percentage ownership retained by Spartan’s existing stockholders in Sunlight Financial Holdings following the Business Combination will be different. For example, if we assume that all 17,250,000 public warrants that are outstanding and all 9,900,000 private placement warrants that are outstanding were exercisable and exercised following completion of the Business Combination and further assume that no public stockholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of Sunlight Financial Holdings and Sunlight would be as follows:

•        the Blocker Holders will own 26,094,761 shares of our Class A Common Stock, and the LTIP Unitholders combined with the holders of Sunlight Warrants will own 3,904,779 shares of our Class A Common Stock, respectively, representing an approximate 20.8% and 3.1% economic interest, respectively, and an approximate 16.1% and 2.4% voting interest, respectively, in Sunlight Financial Holdings;

•        the Unblocked Sunlight Unitholders will own 36,800,461 shares of our Class C Common Stock, representing 0.0% economic interest and an approximate 22.7% voting interest in Sunlight Financial Holdings, and a corresponding number of Sunlight Class EX Units representing an approximate 22.7% economic interest in Sunlight;

•        the public stockholders will own 51,750,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all public warrants), representing an approximate 41.3% economic interest and an approximate 31.9% voting interest in Sunlight Financial Holdings;

•        the New PIPE Investors will own 25,000,000 shares of our Class A Common Stock, representing an approximate 20.0% economic interest and an approximate 15.4% voting interest in Sunlight Financial Holdings;

•        the initial stockholders will own 18,525,000 shares of our Class A Common Stock (including shares of Class A Common Stock issued upon the assumed exercise of all private placement warrants), representing an approximate 14.8% economic interest and an approximate 11.4% voting interest in Sunlight Financial Holdings; and

•        Sunlight Financial Holdings will own 125,274,539 Sunlight Class X Units representing an approximate 77.3% economic interest in Sunlight.

Please see the subsection entitled “Description of Securities — Warrants” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Board of Directors of Sunlight Financial Holdings Following the Business Combination

Assuming the Director Election Proposal is approved by our stockholders at the special meeting, we expect the New Sunlight Financial Holdings Board to be comprised of the individuals set forth below effective immediately after the Effective Time.

Name	Age	Position(s)
Matthew Potere	45	Chief Executive Officer and Director (Class III)
Brad Bernstein(1)	54	Director (Class II)
Jeanette Gorgas(4)	52	Director (Class I)
Emil W. Henry, Jr.(2)	60	Director (Class II)
Toan Huynh(4)	45	Director (Class III)
Jennifer D. Nordquist(3)	53	Director (Class II)
Philip Ryan(4)	65	Director (Class III)
Kenneth Shea(3)	63	Director (Class I)
Joshua Siegel(4)	50	Director (Class I)

____________

(1)      Brad Bernstein will serve as the director nominated by FTV Parties pursuant to the Investor Rights Agreement.

(2)      Emil W. Henry, Jr. will serve as the director nominated by Tiger Parties pursuant to the Investor Rights Agreement as well as Chairman of the New Sunlight Financial Holdings Board.

(3)      Jennifer D. Nordquist and Kenneth Shea will serve as directors nominated by the Sponsor, each of whom shall qualify as an Independent Director.

(4)      Jeanette Gorgas, Toan Huynh, Philip Ryan and Joshua Siegel will serve as directors nominated by the Sunlight equityholders pursuant to the Investor Rights Agreement, each of whom shall qualify as an Independent Director.

Please see the section entitled “Management After the Business Combination” for further information.

Redemption Rights

Under our Charter, in connection with an Initial Business Combination, holders of our Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of an Initial Business Combination, including interest not previously released to us to pay our franchise and income taxes, by (b) the total number of shares of Class A Common Stock issued in the IPO; provided, that we will not redeem any public shares to the extent that such redemption would result in Spartan having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. As of March 31, 2021, this would have amounted to approximately $10.00 per share. Under our Charter, in connection with an Initial Business Combination, a public stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking Redemption Rights with respect to more than 15% of the public shares.

If a holder exercises its Redemption Rights, then such holder will be exchanging its shares of Class A Common Stock for cash, will no longer own shares of Class A Common Stock and will not participate in our future growth, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. See the section entitled “Special Meeting of Spartan Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Appraisal Rights

Appraisal Rights of Spartan Stockholders

There are no appraisal rights available to holders of shares of Class A Common Stock and Class B Common Stock in connection with the Business Combination.

Expected Accounting Treatment

The Business Combination will be accounted for under the acquisition method of accounting based on Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combination (“ASC 805”). Under this method of accounting, Sunlight will be treated as the “acquired” company for financial reporting purposes.

Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock

The following is a discussion of material U.S. federal income tax considerations for holders of Class A Common Stock that elect to have their Class A Common Stock redeemed for cash if the Business Combination is completed. This discussion applies only to shares of Class A Common Stock held as a “capital asset” for U.S. federal income tax purposes (generally property held for investment). This discussion does not address any tax treatment of other transactions occurring in connection with the Business Combination, including, but not limited to, the Blocker Mergers. This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rules and judicial decisions, all as in effect on the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies. Except as otherwise provided herein, we have not sought and will not seek any rulings from the IRS or formal opinions of tax advisors with respect to the statements made and the conclusions reached in the following discussion. The statements and conclusions herein are not free from doubt, and there can be no assurance that your tax adviser, the IRS or a court will agree with such statements and conclusions.

The disclosure in this section constitutes the opinion of Vinson & Elkins L.L.P., a copy of which is filed as Exhibit 8.1 to this proxy statement/prospectus.

The following does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•        banks, insurance companies or other financial institutions;

•        tax-exempt or governmental organizations;

•        qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•        dealers in securities or foreign currencies;

•        persons whose functional currency is not the U.S. dollar;

•        “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•        persons subject to the alternative minimum tax;

•        partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•        persons deemed to sell Class A Common Stock under the constructive sale provisions of the Code;

•        persons that acquired Class A Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•        real estate investment trusts;

•        regulated investment companies;

•        certain former citizens or long-term residents of the United States;

•        persons that hold Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•        the initial stockholders, the Sponsor or Spartan’s officers or directors.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Class A Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding Class A Common Stock to consult their tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of our Class A Common Stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (b) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of Class A Common Stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

Tax Characterization of Redemption. In the event that a U.S. holder’s Class A Common Stock is redeemed pursuant to the redemption provisions described in the subsection entitled “Special Meeting of Spartan Stockholders — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of Class A Common Stock, the U.S. holder will be treated as described under “— Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock — U.S. Holders — Gain or Loss on Redemption Treated as a Sale of Class A Common Stock” below. If the redemption does not qualify as a sale of Class A Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “— Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock — U.S. Holders — Taxation of Redemption Treated as a Distribution.”

Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Class A Common Stock treated as held by the U.S. holder (including any stock constructively held by the holder including as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or PIPE Financing) relative to all shares of Class A Common Stock outstanding both before and after the redemption. The redemption of a U.S. holder’s Class A Common Stock generally will be treated as a sale of such Class A Common Stock (rather than as a corporate distribution) if the redemption (a) is “substantially disproportionate” with respect to the U.S. holder, (b) results in a “complete termination” of the U.S. holder’s interest in us or (c) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. holder takes into account not only stock owned directly by the U.S. holder, but also shares of Class A Common Stock that are treated as constructively owned by the U.S. holder. In addition to stock actually owned by a U.S. holder, such U.S. holder may also be treated as constructively owning stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option, which would generally include Class A Common Stock which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Class A Common Stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption (taking into account both redemptions by other holders of shares of Class A Common Stock and Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. holder’s interest if either (a) all of the shares of Class A Common Stock actually and constructively owned by the U.S. holder are redeemed or (b) all of the shares of Class A Common Stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and the U.S. holder does not constructively own any other stock. Finally, the redemption of a U.S. holder’s Class A Common Stock will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Spartan. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Spartan will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of electing to have Class A Common Stock redeemed for cash.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “— Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed Class A Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, possibly to the U.S. holder’s adjusted tax basis in its warrants or in other stock constructively owned by it.

Gain or Loss on Redemption Treated as a Sale of Class A Common Stock.    If the redemption qualifies as a sale of Class A Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash received in such redemption and (b) the U.S. holder’s adjusted tax basis in its Class A Common Stock redeemed. A U.S. holder’s adjusted tax basis in its Class A Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder that were treated as a return of capital for U.S. federal income tax purposes. Any capital gain or loss recognized with respect to a redemption generally will be long-term capital gain or loss if the U.S. holder held the Class A Common Stock redeemed for more than one year. It is unclear whether the Redemption Rights with respect to the Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of Class A Common Stock, the U.S. holder will generally be treated as receiving a distribution of cash from Spartan. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Class A Common Stock. Any remaining excess will be treated as gain realized on the sale of the Class A Common Stock and will be treated as described under “— Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock — U.S. Holders — Gain or Loss on Redemption Treated as a Sale of Class A Common Stock” above.

Dividends Spartan pays to a U.S. holder that is a corporation for U.S. federal income tax purposes (i) generally will qualify for the dividends received deduction if the requisite holding period is satisfied and (ii) generally may be subject to the “extraordinary dividends” provisions of the Code (which could cause a reduction in the tax basis of such U.S. holder’s shares and cause such U.S. holders to recognize capital gain). Corporate U.S. holders are urged to consult their tax advisors concerning the availability of the dividends received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends Spartan pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the Redemption Rights with respect to the Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction, long-term capital gains treatment or the preferential tax rate on qualified dividend income, as the case may be.

The rules governing the U.S. federal income tax treatment of redemptions are complex and the determination of whether a redemption will be treated as a sale of the Class A Common Stock or as a distribution with respect to such stock is made on a holder-by-holder basis. U.S. holders of Class A Common Stock considering the exercise of their Redemption Rights should consult their own tax advisors as to whether the redemption of their Class A Common Stock will be treated as a sale or as a distribution under the Code and any resultant tax consequences.

Information Withholding and Backup Withholding.    Payments received by a U.S. holder as a result of the exercise of Redemption Rights may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. holder that (a) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (b) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Tax Characterization of Redemption. The characterization of the redemption of a Non-U.S. holder’s Class A Common Stock pursuant to the redemption provisions described in the subsection entitled “Special Meeting of Spartan Stockholders — Redemption Rights” as a sale or distribution for U.S. federal income tax purposes generally will be the same as the tax characterization of such a redemption of a U.S. holder’s Class A Common Stock, as described under “— Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock” above. However, the tax consequences of such characterization for Non-U.S. holders will generally differ from the consequences for U.S. holders as described below.

Gain on Redemption Treated as a Sale of Class A Common Stock.    If the redemption qualifies as a sale of Class A Common Stock with respect to a Non-U.S. holder, such Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the redemption of its Class A Common Stock unless:

•        the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

•        Spartan is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or period that the Non-U.S. holder held Class A Common Stock and, in the circumstance in which our Class A Common Stock is regularly traded on an established securities market, the Non-U.S. holder owned, directly or constructively, more than 5% of our Class A Common Stock at any time within such period. There can be no assurance that Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above generally will be subject to U.S. federal income on a net income basis at the regular rates applicable to U.S. holders. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applied to a Non-U.S. holder, any gain recognized by such holder with respect to such holder’s Class A Common Stock as a result of the redemption would be subject to tax at generally applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Spartan believes that it is not, and has not been at any time since its formation, a United States real property holding corporation.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of Class A Common Stock, a Non-U.S. holder will generally be treated as receiving a distribution of cash from Spartan. The determination of the extent to which such distribution will be treated as a dividend, return of capital, or gain realized on the sale of the Class A Common Stock will generally be the same as for U.S. holders of Class A Common Stock, as described in “— Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock — U.S. Holders” above. However, any portion of a distribution that is treated as gain realized on the sale of the Class A Common Stock will be treated as described under “— Material U.S. Federal Income Tax Considerations in Respect of the Redemption of Class A Common Stock — Non-U.S. Holders — Gain on Redemption Treated as a Sale of Class A Common Stock” above.

Subject to the withholding requirements under Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”) and provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, each of which is discussed below, any portion of such distribution treated as dividend made to a Non-U.S. holder on our Class A Common Stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. holder if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Dividends paid to a Non-U.S. holder that are effectively connected with a trade or business conducted by the Non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

The rules governing the U.S. federal income tax treatment of redemptions are complex, and the determination of whether a redemption will be treated as a sale of Class A Common Stock or as a distribution with respect to such stock is made on a holder-by-holder basis. As a result, a withholding agent may require a Non-U.S. holder to provide certain information regarding its ownership in order to determine whether the redemption proceeds should be treated as sale proceeds or as a distribution subject to withholding. Non-U.S. holders of Class A Common Stock considering the exercise of their Redemption Rights should consult their own tax advisors as to whether the redemption of their Class A Common Stock will be treated as a sale or as a distribution under the Code and any resultant tax consequences.

Information Reporting and Backup Withholding.    Any dividends paid to a Non-U.S. holder (including constructive dividends received pursuant to a redemption of Class A Common Stock) must be reported annually to the IRS and to the Non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. holder resides or is established. Any dividends paid to a Non-U.S. holder (including constructive dividends received pursuant to a redemption of our Class A Common Stock) generally will not be subject to backup withholding if the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds of the sale or other disposition by a Non-U.S. holder of Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. holder is not a United States person and certain other conditions are met, or the Non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of Class A Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

FATCA imposes a 30% withholding tax on any dividends paid on Class A Common Stock, and subject to the discussion of certain proposed U.S. Treasury regulations below, on the gross proceeds from a disposition of Class A Common Stock, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (a) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (b) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The U.S. Treasury released proposed U.S. Treasury regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Class A Common Stock. In its preamble to such proposed U.S. Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

HOLDERS OF CLASS A COMMON STOCK CONTEMPLATING EXERCISE OF THEIR REDEMPTION RIGHTS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF SUCH A REDEMPTION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

Regulatory Matters

Neither Spartan nor Sunlight is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as required (a) under the HSR Act and (b) in connection with certain state-level licenses held by Sunlight. The parties filed a pre-merger notification under the HSR Act on February 2, 2021. Sunlight will seek the required approval from the Connecticut Department of Banking, Consumer Credit Division and will give the required notice to each of (i) Massachusetts Division of Banks, (ii) New Jersey Department of Banking and Insurance Licensing Services Bureau, (iii) Oregon Division of Financial Regulation Licensing Section, (iv) Tennessee Department of Financial Institutions and (v) Vermont Department of Financial Regulation. It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

Litigation Relating to the Business Combination

On April 7, 2021, a lawsuit was filed in the Supreme Court of the State of New York by a purported Spartan stockholder in connection with the Business Combination: Boiron v. Spartan Acquisition Corp. II et. al., Index No. 652310/2021 (Sup. Ct. N.Y. Cnty.). Separately, on April 15, 2021, a lawsuit was filed in the United States District Court for the Southern District of New York by a purported Spartan stockholder in connection with the Business Combination: Gonzalez v. Spartan Acquisition Corp. II et al., Case No. 1:21-cv-02896 (S.D.N.Y.). The complaints name Spartan and certain current and former members of the Spartan Board as defendants. The complaints allege, among other things, that this proxy statement/prospectus is misleading and/or omits material information concerning the Business Combination and that, as a result, the members of the Spartan Board breached their fiduciary duties. The Gonzalez complaint also alleges that all defendants violated Section 14(e) of the Exchange Act and that the members of the Spartan Board violated Section 20(a) of the Exchange Act. The complaints generally seek injunctive relief, unspecified damages and an award of attorneys’ and experts’ fees, among other remedies. The defendants believe the claims asserted in each of the complaints are without merit.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

We are asking our stockholders to approve and adopt the Business Combination Agreement and the Business Combination. Our stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section above entitled “The Business Combination” for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a special meeting of stockholders to vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class.

Vote Required for Approval

The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. If either of the Charter Proposals or the NYSE Proposal is not approved, none of the Charter Proposals will have any effect, even if approved by our stockholders.

The Business Combination Proposal (and consequently, the Business Combination Agreement and the Business Combination) will be approved and adopted only if we obtain the affirmative vote (online or by proxy) of holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

Our Sponsor, directors and officers have agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of the Business Combination.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSALS

Overview

Assuming the Business Combination Proposal and the NYSE Proposal are approved, Spartan will replace its existing Charter with the Proposed Second A&R Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Spartan Board, is necessary to adequately address the needs of Sunlight Financial Holdings following the Closing.

The following table sets forth a summary of the principal proposed changes between our Charter and the Proposed Second A&R Charter relating to each Charter Proposal. This summary is qualified by reference to the complete text of the Proposed Second A&R Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All Spartan stockholders are encouraged to read the Proposed Second A&R Charter in its entirety for a more complete description of its terms. Please also see the section entitled “Description of Securities” for a summary comparison of the principal differences between our Charter and the Proposed Second A&R Charter.

	Existing Charter	Proposed Second A&R Charter
Number of Authorized Shares (“Proposal No. 2A”)

The existing Charter provides that the total number of authorized shares of all classes of capital stock is 271,000,000 shares, consisting of (a) 270,000,000 shares of common stock, par value $0.0001 per share, including (i) 250,000,000 shares of Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of Preferred Stock.

See Article IV of the existing Charter.

The Proposed Second A&R Charter increases the total number of authorized shares of all classes of capital stock to 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; the Proposed Second A&R Charter will specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure.

See Article FOURTH of the Proposed Second A&R Charter.

Additional Provisions (“Proposal No. 2B”)

The existing Charter contains certain provisions relating to an Initial Business Combination, provides that the entity’s name is “Spartan Acquisition Corp. II” and sets forth various provisions related to Spartan’s operations as a blank check company prior to the consummation of an Initial Business Combination.

The Proposed Second A&R Charter will make certain changes that the Spartan Board deems appropriate for a public company, including changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provisions that Spartan elects to not be subject to Section 203 of the DGCL and certain other changes that the Spartan Board deems appropriate for a public operating company.

Supermajority Voting for Amendment of Certain Provisions of our Charter and Amendment of the Bylaws (“Proposals No. 2C and 2D”)

Under the existing Charter, all matters subject to a stockholder vote, except for amendments to Article IX of our Charter prior to an Initial Business Combination, require the affirmative vote of the holders of a majority of the outstanding common stock entitled to vote thereon. Amendment of Article IX of the existing Charter prior to an Initial Business Combination requires the affirmative vote of the holders of at least 65% of all then outstanding shares of common stock.

The Proposed Second A&R Charter will require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, for the stockholders of Sunlight Financial Holdings to (i) adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws and (ii) except as otherwise provided in the Proposed Second A&R Charter, amend or repeal any provision of the Proposed Second A&R Charter.

Reasons for the Amendments to Spartan’s Existing Charter

In the judgment of the Spartan Board, the Proposed Second A&R Charter is necessary to address the needs of Sunlight Financial Holdings following the Closing. In particular:

•        The Authorized Share Charter Sub-Proposal (“Proposal No. 2A”) is intended to provide adequate authorized share capital to (a) accommodate the issuance of shares of Class A Common Stock and Class C Common Stock as part of the exchange for outstanding securities of Sunlight at Closing (or reservation for issuance in respect of the redemption of Sunlight Class EX Units (and corresponding shares of Class C Common Stock) (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which, will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise)) pursuant to the Business Combination Agreement, the 2021 Plan, and the future conversion of outstanding warrants into shares of Class A Common Stock and (b) provide flexibility for future issuances of Common Stock and Preferred Stock if determined by the New Sunlight Financial Holdings Board to be in the best interests of Sunlight Financial Holdings without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital for a particular issuance.

•        The Additional Charter Sub-Proposal (“Proposal No. 2B”) is (a)(i) intended to facilitate corporate governance stability by requiring board stockholder consensus to effect changes and in the process help protect minority stockholder interests, and (ii) strengthen the ability of the New Sunlight Financial Holdings Board to preserve and maximize value for all stockholders in an opportunistic and unsolicited takeover attempt, and (b) appropriate to adequately update the Charter for Sunlight Financial Holdings, because it will eliminate obsolete language that will no longer be applicable following the Closing and make such other changes that are more appropriate for a public operating company.

•        The Bylaw Amendment Charter Sub-Proposal (“Proposal No. 2C”) and the Charter Amendment Charter Sub-Proposal (“Proposal No. 2D”) are desirable to enhance the continuity and stability of the New Sunlight Financial Holdings Board. The supermajority voting requirements contained in such sub-proposals are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Spartan Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our Common Stock following the Closing. The Spartan Board believes that going forward, a supermajority voting requirement encourages the person seeking control of Sunlight Financial Holdings to negotiate with the New Sunlight Financial Holdings Board to reach terms that are appropriate for all stockholders.

Vote Required for Approval

Each of the Charter Proposals is conditioned on the approval of the Business Combination Proposal and the NYSE Proposal at the special meeting. If either of the Business Combination Proposal or the NYSE Proposal is not approved, Proposal No. 2 will have no effect, even if approved by our stockholders.

The approval of each of the Charter Proposals requires the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote at the special meeting, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have the same effect as a vote “AGAINST” any of these proposals.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSALS.

PROPOSAL NO. 3 — THE NYSE PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, our stockholders are also being asked to approve the issuance of up to (a) an aggregate of 115,000,000 shares of Class A Common Stock, including, without limitation, shares of Class A Common Stock to be issued (i) in connection with the Business Combination, (ii) to the investors in the PIPE Financing, which shall occur immediately prior to or substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise); and (b) an aggregate of 50,000,000 shares of Class C Common Stock in connection with the Business Combination.

Why Spartan Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Section 312.03(c) of the NYSE Listed Company Manual.

Under Section 312.03(c) of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if such securities are not issued in a public offering for cash and (a) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or (b) the number of shares of common stock to be issued is, or will be upon the issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock. Spartan will issue shares representing 20% or more of the number of outstanding shares of Class A Common Stock and Class B Common Stock of Spartan prior to the issuance, or 20% or more of its voting power prior to the issuance, pursuant to the Business Combination Agreement and the PIPE Financing.

Effect of Proposal on Current Stockholders

If the NYSE Proposal is adopted, up to (a) an aggregate of 115,000,000 shares of Class A Common Stock may be issued in connection with the Business Combination, the PIPE Financing and as a result of the redemption of any Sunlight Class EX Units and corresponding shares of Class C Common Stock pursuant to the Sunlight A&R LLC Agreement (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise) and (b) an aggregate of 50,000,000 shares of Class C Common Stock may be issued in connection with the Business Combination. It is also anticipated that we will reserve for issuance up to 50,000,000 shares of Class A Common Stock in respect of each Sunlight Class EX Unit (and corresponding share of Class C Common Stock) (including any such Sunlight Class EX Units and shares of Class C Common Stock issuable upon the exercise of a Sunlight Warrant after the Closing, which will be immediately redeemed for shares of Class A Common Stock upon such exercise, unless the exercising holder elects otherwise).

The issuance of the shares of Class A Common Stock described above would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Spartan.

Vote Required for Approval

The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. If either of the Business Combination Proposal or the Charter Proposals are not approved, Proposal No. 3 will have no effect, even if approved by our stockholders.

Approval of the NYSE Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the NYSE Proposal.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NYSE PROPOSAL.

PROPOSAL NO. 4 — THE 2021 PLAN PROPOSAL

Overview

Prior to the consummation of the Business Combination, the Spartan Board is expected to approve and adopt, subject to Spartan stockholder approval, the 2021 Plan. If the 2021 Plan is approved by stockholders, the post-combination company will be authorized to grant equity awards to eligible service providers upon consummation of the Business Combination (the “Business Combination Date”). A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex C.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract, retain, incentivize and reward employees, non-employee directors and other service providers who will contribute to the post-combination company’s success. The Spartan Board believes that equity compensation is critical in attracting and retaining top talent and will help focus them on the creation of long-term value consistent with the interests of Spartan’s stockholders.

Reasons for the Approval of the Stock Incentive Plan Proposal

Stockholder approval of the 2021 Plan is necessary in order for Spartan to (a) meet the stockholder approval requirements of the NYSE and (b) grant incentive stock options (“ISOs”). Stockholders are also being asked to approve an annual limitation on the compensation paid to non-employee directors.

Consequences if the 2021 Plan Proposal is Not Approved

If the 2021 Plan Proposal is not approved by Spartan’s stockholders, the 2021 Plan will not become effective and the post-combination company will not be able to grant equity awards under the 2021 Plan. Spartan believes its ability to recruit, retain and incentivize top talent will be adversely affected if the 2021 Plan Proposal is not approved.

Material Terms of the 2021 Plan

The material terms of the 2021 Plan are summarized below. This summary, however, is not intended to be a complete description of the 2021 Plan and is qualified in its entirety by reference to the complete text of the 2021 Plan, which is attached to this proxy statement/prospectus as Annex C. To the extent there is a conflict between the terms of this summary and the 2021 Plan, the terms of the 2021 Plan will control.

Types of Awards.    The 2021 Plan provides for the ability to grant stock options, which may be ISOs or nonstatutory stock options, stock appreciation rights, restricted shares, restricted stock units (“RSUs”), performance share units (“PSUs”), performance shares and other stock-based awards (collectively, “awards”).

Administration.    The 2021 Plan will be administered by the New Sunlight Financial Holdings Board or by one or more committees to which the New Sunlight Financial Holdings Board delegates such administration (as applicable, the “2021 Plan Administrator”). Subject to the terms of the 2021 Plan, the 2021 Plan Administrator will have the complete discretion to determine the eligible individuals to whom awards may be granted under the 2021 Plan, the number of shares of Class A Common Stock or cash to be covered by each award granted under the 2021 Plan and the terms and conditions of awards granted under the 2021 Plan. The 2021 Plan Administrator will also be able to make all decisions related to the 2021 Plan and awards granted thereunder and interpret the terms and provisions of the 2021 Plan and the award agreements thereunder. The 2021 Plan Administrator may delegate day-to-day administration of the 2021 Plan and the functions assigned to the 2021 Plan Administrator pursuant to the terms of the 2021 Plan.

Share Reserve.    The number of shares of Class A Common Stock that may be issued under the 2021 Plan is equal to 25,500,000 shares. On the first day of each fiscal year, the number of shares that may be issued under the 2021 Plan will increase by a number of shares equal to the lesser of (a) 2.0% of the outstanding shares on the first day of such fiscal year, and (b) such lesser amount (including zero) as determined by the 2021 Plan Administrator. If an award under the 2021 Plan is forfeited, cancelled or expires, the shares subject to such award will again be available for issuance under the 2021 Plan. Only the number of shares actually issued upon exercise or settlement of awards under the 2021 Plan will reduce the number of shares available under the 2021 Plan. Shares applied to pay any applicable exercise prices or to satisfy tax withholding obligations related to any award will again become available for issuance under the 2021 Plan. To the extent an award is settled in cash, the cash settlement will not reduce the number of shares available for issuance under the 2021 Plan.

Shares issued under the 2021 Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the 2021 Plan.

Incentive Stock Option Limit.    No more than 25,500,000 shares of Class A Common Stock may be issued under the 2021 Plan upon the exercise of ISOs.

Annual Limitation on Compensation of Non-Employee Directors.    The grant date fair value of shares of Class A Common Stock subject to any award granted to a non-employee director in any calendar year may not exceed $500,000. Cash compensation paid to an individual for services as an employee or consultant will not count towards these limitations.

Eligibility.    Employees (including officers), non-employee directors and consultants who render services to the post-combination company or a parent, subsidiary or affiliate thereof (whether now existing or subsequently established) are eligible to receive awards under the 2021 Plan. ISOs may only be granted to employees of the post-combination company or a parent or subsidiary thereof (whether now existing or subsequently established). As of April 15, 2021, and assuming Closing, approximately 214 persons (including five executive officers and eight non-employee directors) would be eligible to participate in the 2021 Plan.

International Participation.    The 2021 Plan Administrator has the authority to implement sub-plans (or otherwise modify applicable grant terms) for purposes of satisfying applicable foreign laws, conforming to applicable market practices or for qualifying for favorable tax treatment under applicable foreign laws, and the terms and conditions applicable to awards granted under any such sub-plan or modified award may differ from the terms of the 2021 Plan. Any shares issued in satisfaction of awards granted under a sub-plan will come from the 2021 Plan share reserve.

Repricing.    The 2021 Plan Administrator has full authority to reprice (reduce the exercise price of) options and stock appreciation rights or to approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on terms the 2021 Plan Administrator determines.

Stock Options.    A stock option is the right to purchase a certain number of shares of stock at a fixed exercise price which, pursuant to the 2021 Plan, may not be less than 100% of the fair market value of the post-combination company’s Class A Common Stock on the date of grant for ISOs, and for nonstatutory stock options must comply with (or be exempt from) Section 409A of the Code. Subject to limited exceptions, an option may have a term of up to 10 years and will generally expire sooner if the optionee’s service terminates. Options will vest at the rate determined by the 2021 Plan Administrator. If a participant ceases to be an employee or other service provider for any reason, then any unvested options will be forfeited upon such termination and except as otherwise set forth in an award agreement, any vested options will remain outstanding and eligible to vest for three months following a participant’s termination other than his or her death or disability and 12 months following a participant’s termination due to his or her death or disability. An optionee may pay the exercise price of an option in cash, check, or, with the administrator’s consent, with shares of Class A Common Stock the optionee already owns, with proceeds from an immediate sale of the option shares through a broker approved by us, through a net exercise procedure or a reduction in the amount of any liability owed by the post-combination company to the participant or by any other method permitted by applicable law or any combination of the foregoing.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of Class A Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of the post-combination company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonstatutory stock options. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the post-combination company’s total combined voting power or that of any of the post-combination company’s affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights.    A stock appreciation right provides the recipient with the right to the appreciation in a specified number of shares of stock. The 2021 Plan Administrator determines the exercise price of stock appreciation rights granted under the 2021 Plan, which may not be less than 100% of the fair market value of Class A Common Stock on the date of grant. Subject to limited exceptions, a stock appreciation right may have a term of up to 10 years and will generally expire sooner if the recipient’s service terminates. Stock appreciation rights will vest at the rate determined by the 2021 Plan Administrator. Upon exercise of a SAR, the recipient will receive an amount in cash, stock, or a combination of stock and cash determined by the 2021 Plan Administrator, equal to the excess of the fair market value of the shares being exercised over their exercise price.

Restricted Stock Awards and Performance Share Awards.    Shares of restricted stock and performance shares may be issued under the 2021 Plan for such consideration as the 2021 Plan Administrator may determine, including cash, services rendered or to be rendered to the post-combination company, promissory notes or such other forms of consideration permitted under applicable law. Restricted shares and performance shares may be subject to vesting, as determined by the 2021 Plan Administrator. The 2021 Plan Administrator may set performance goals which, depending on the extent to which they are met, will determine the number of value of the performance shares that will be paid out to the participant. Recipients of restricted shares and performance shares generally have all of the rights of a stockholder with respect to those shares, including voting rights, however any dividends and other distributions on restricted shares will generally be subject to the same restrictions and conditions as the underlying shares.

Restricted Stock Units and Performance Share Units.    RSUs and PSUs are rights to receive shares, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the 2021 Plan Administrator. The 2021 Plan Administrator may set performance goals which, depending on the extent to which they are met, will determine the number of value of the PSUs that will be paid out to the participant. RSUs and PSUs vest at the rate determined by the 2021 Plan Administrator and any unvested RSUs or PSUs will generally be forfeited upon termination of the recipient’s service. Settlement of RSUs and PSUs may be made in the form of cash, Class A Common Stock or a combination of cash and Class A Common Stock, as determined by the 2021 Plan Administrator. Recipients of RSUs and PSUs generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the 2021 Plan Administrator’s discretion and as set forth in the applicable RSU agreement, RSUs and PSUs may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the RSUs or PSUs to which they pertain.

Other Awards.    The 2021 Plan Administrator may grant other awards under the 2021 Plan either alone, in addition to or in tandem with, other awards under the 2021 Plan or cash awards granted outside of the 2021 Plan. The 2021 Plan Administrator will determine the terms and conditions of any such awards.

Leaves of Absences.    Unless the 2021 Plan Administrator determines otherwise, vesting of awards granted under the 2021 Plan will be suspended during any unpaid leave of absence and no vesting credit will be provided during such leave of absence. For purposes of ISOs, generally no leave of absence may exceed 90 days.

Changes to Capital Structure.    In the event of certain changes in capitalization, including a stock split, reverse stock split, stock dividend or other nonrecurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction, proportionate adjustments will be made in the number and kind of shares available for issuance under the 2021 Plan, the total limit on the number of shares that may be issued under the 2021 Plan, the limits on director compensation set forth in the 2021 Plan and the limits on the number of shares that may be issued under the 2021 Plan as ISOs, the number and kind of shares subject to each outstanding award and the exercise price of each outstanding award.

Dissolution or Liquidation.    In the event of the proposed dissolution or liquidation of the post-combination company, the 2021 Plan Administrator may provide for the participant to have the right to exercise his or her award, to the extent applicable, until ten days prior to the transaction (including with respect to awards or portions thereof that are unvested and unexercisable as of such date). The 2021 Plan Administrator may also provide for the accelerated vesting of all unvested awards as of such transaction and may provide that any forfeiture or repurchase provisions applicable to any outstanding award may lapse.

Change in Control.    The 2021 Plan Administrator may provide, in an individual award agreement or in any other written agreement with a participant, that the award will be subject to acceleration of vesting and exercisability in the event of a change in control. The 2021 Plan Administrator may also provide that an acquirer in a change in control may assume or continue any awards outstanding under the 2021 Plan or may provide for the cash out of any outstanding awards under the 2021 Plan upon a change in control. Pursuant to the 2021 Plan, if awards are assumed by an acquirer in a change in control, and a participant’s employment or service relationship is terminated without cause within 24 months following the date of such change in control, then all awards held by such participant shall immediately become fully vested.

Transferability of Awards.    Unless the 2021 Plan Administrator determines otherwise, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution. The 2021 Plan Administrator may permit transfer of an award in a manner consistent with applicable law.

Tax Withholding.    The post-closing company has the right to withhold, or require payment of, the amount of any applicable taxes due or potentially payable upon exercise, award or lapse of restrictions. The 2021 Plan Administrator will determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, previously owned shares or net settlement or any other legal consideration the Administrator deems appropriate.

Clawback.    All awards under the 2021 Plan will be subject to any clawback or recapture policy adopted by the post-combination company, as in effect from time to time.

Amendment and Termination.    The 2021 Plan Administrator may amend or terminate the 2021 Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the 2021 Plan will terminate automatically on the tenth anniversary of its adoption by the Spartan Board. Shareholder approval is not required for any amendment of the 2021 Plan, unless required by applicable law or exchange listing standards.

Certain Federal Income Tax Aspects of Awards Under the 2021 Plan

This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the 2021 Plan based on existing U.S. federal income tax laws as of the date of this proxy statement/prospectus. This summary covers only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the 2021 Plan should consult their own professional tax advisors concerning tax aspects of awards under the 2021 Plan. The discussion below concerning tax deductions that may become available to the post-combination company under U.S. federal tax law is not intended to imply that the post-combination company will necessarily obtain a tax benefit or asset from those deductions. The tax consequences of awards under the 2021 Plan depend upon the type of award. Changes to tax laws following the date of this proxy statement/prospectus could alter the tax consequences described below.

Incentive Stock Options.    No taxable income is recognized by an optionee upon the grant or vesting of an ISO, and no taxable income is recognized at the time an ISO is exercised unless the optionee is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income.

If the optionee holds the purchased shares for more than one year after the date the ISO was exercised and more than two years after the ISO was granted (the “required ISO holding periods”), then the optionee will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the optionee disposes of the purchased shares before satisfying either of the required ISO holding periods, then the optionee will recognize ordinary income equal to the fair market value of the shares on the date the ISO was exercised over the exercise price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the optionee.

Nonstatutory Stock Options.    No taxable income is recognized by an optionee upon the grant or vesting of a nonstatutory stock option. The optionee will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the optionee is an employee or former employee, the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the optionee.

The 2021 Plan generally prohibits the transfer of awards, but the 2021 Plan allows the 2021 Plan Administrator to permit the transfer of Awards in limited circumstances, in its discretion. For income and gift tax purposes, certain transfers of nonstatutory options should generally be treated as completed gifts, subject to gift taxation.

The Internal Revenue Service has not provided formal guidance on the income tax consequences of a transfer of nonstatutory options (other than in the context of divorce) or stock appreciation rights. However, the Internal Revenue Service has informally indicated that after a transfer of stock options (other than in the context of divorce pursuant to a domestic relations order), the transferor will recognize income, which will be subject to withholding, and employment or payroll taxes will be collectible at the time the transferee exercises the stock options. If a nonstatutory option is transferred pursuant to a domestic relations order, the transferee will recognize ordinary income upon exercise by the transferee, which will be subject to withholding, and employment or payroll taxes (attributable to and reported with respect to the transferor) will be collectible from the transferee at such time.

In addition, if a participant transfers a vested nonstatutory option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor’s gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the nonstatutory option at the time of the gift. The value of the nonstatutory option may be affected by several factors, including the difference between the exercise price and the fair market value of the stock, the potential for future appreciation or depreciation of the stock, the time period of the nonstatutory option and the illiquidity of the nonstatutory option. The transferor will be subject to a federal gift tax, which will be limited by (i) the annual exclusion of $15,000 per donee (for 2021, subject to adjustment in future years), (ii) the transferor’s lifetime unified credit, or (iii) the marital or charitable deductions. The gifted nonstatutory option will not be included in the participant’s gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested nonstatutory options has not been extended to unvested nonstatutory options. Whether such consequences apply to unvested nonstatutory options or to stock appreciation rights is uncertain and the gift tax implications of such a transfer is a risk the transferor will bear upon such a disposition.

Restricted Stock and Performance Shares.    A participant who receives an award of restricted stock or performance shares generally will be subject to tax at ordinary income tax rates on the fair market value of the stock when it is received, reduced by any amount paid by the recipient; however, if the stock is not transferable and is subject to a substantial risk of forfeiture when received, a participant will recognize ordinary compensation income in an amount equal to the fair market value of the stock (i) when the stock first becomes transferable and is no longer subject to a substantial risk of forfeiture, in cases where a participant does not make a valid election under Section 83(b) of the Code, or (ii) when the award is received, in cases where a participant makes a valid election under Section 83(b) of the Code. If a Section 83(b) election is made and the shares are subsequently forfeited, the recipient will not be allowed to take a deduction for the value of the forfeited shares. If a Section 83(b) election has not been made, any dividends received with respect to a restricted stock award that is subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient; otherwise the dividends will be treated as dividends.

A participant who is an employee will be subject to withholding for federal, and generally for state and local, income taxes at the time he or she recognizes income under the rules described above. The tax basis in the stock received by a participant will equal the amount recognized by the participant as compensation income under the rules described in the preceding paragraph, and the participant’s capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions lapse. Subject to the discussion below under “Tax Treatment of the Post-Combination Company,” the post-combination company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Restricted Stock Unit and Performance Share Units Awards.    In general, no taxable income results upon the grant of an RSU or PSU. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the RSU or PSU. Upon resale of the shares acquired pursuant to an RSU or PSU, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Stock Appreciation Rights.    In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to withholding.

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. RSUs are subject to Section 409A unless they are settled within two and one half months after the end of the later of (a) the end of the post-combination company’s fiscal year in which vesting occurs or (b) the end of the calendar year in which vesting occurs. Restricted stock awards and performance share awards are not generally subject to Section 409A. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

Tax Treatment of the Post-Combination Company.    The post-combination company will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the 2021 Plan. In order for the amounts described above to be deductible by the post-combination company (or its subsidiary), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the 2021 Plan. Although the 2021 Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the 2021 Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the stockholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the post-combination company considers to be the most effective in attracting, motivating and retaining key employees.

The post-combination company’s ability to obtain a deduction for future payments under the 2021 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

2021 Plan Benefits

No awards will be made under the 2021 Plan until after the Business Combination Date. Because the 2021 Plan is discretionary, benefits to be received by individual participants are not determinable.

Please see the subsection entitled “Executive Compensation — Sunlight — Executive Compensation After Closing — Grants of New Equity Awards” for further information.

Securities Authorized for Issuance under Equity Compensation Plans

Historically, the equity compensation granted to Sunlight’s named executive officers has consisted of Class C Units, but none of Sunlight’s named executive officers received any equity awards in 2020. Sunlight believes that, despite the fact that the Class C Units do not require the payment of an exercise price, such units are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option”-like feature. In February 2016, Sunlight established a program pursuant to which it expected to grant units to certain employees in a long-term incentive plan. In December 2017, Sunlight, at the direction of its board of directors, amended and restated its long-term incentive plan to provide clarity around certain items and to allow for the issuance of various classes of LTIP Units. All LTIP Units issued after February 2018 are economically equivalent to corresponding classes of Class C Units. Following the Closing Date, the LTIP will be terminated and no further grants of Class C Units or LTIP Units will be made. As of March 31, 2021, Sunlight has granted a total of 358,567 Class C Units and LTIP Units, out of 451,063 units authorized for issuance under the LTIP. All authorized but unissued Class C Units will be cancelled on the Closing Date. The actual number of Class C Units and the value associated with a potential payment under the Class C Units is described in greater detail in the “Outstanding Equity Awards at Fiscal Year 2020 Year-End” table.

Registration with the SEC

If the 2021 Plan is approved by Spartan’s stockholders, Spartan intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2021 Plan as soon as reasonably practicable after Spartan becomes eligible to use such form.

Vote Required for Approval

The 2021 Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. If the Business Combination Proposal, the Charter Proposals or the NYSE Proposal are not approved, this Proposal No. 4 will have no effect, even if approved by the Spartan stockholders.

The approval of the 2021 Plan Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the 2021 Plan Proposal.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2021 PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ESPP PROPOSAL

Overview

Prior to the consummation of the Business Combination, the Spartan Board is expected to approve and adopt, subject to Spartan stockholder approval, the ESPP. If the ESPP is approved by stockholders, the post-combination company will be authorized to provide eligible employees with an opportunity to purchase shares of Class A Common Stock at a discount to the market price and to pay for such purchases through payroll deductions in accordance with the ESPP’s terms. A copy of the ESPP is attached to this proxy statement/prospectus as Annex D.

Purpose of the ESPP

The purpose of the ESPP is to attract, retain and reward employees of the post-combination company and its designated subsidiaries and affiliates (whether now existing or subsequently established) by providing such employees with the ability to acquire shares of Class A Common Stock at a discount to the market price and to pay for such purchases through payroll deductions or other approved contributions. Spartan believes that the ESPP will be important in helping to attract and retain employees.

Reasons for the Approval of the Employee Stock Purchase Plan Proposal

The ESPP, and the right of participants to make purchases thereunder, is intended to meet the requirements of an employee stock purchase plan as defined in Section 423 of the Code. Stockholder approval of the ESPP is necessary in order to satisfy the requirements under Section 423 of the Code.

Consequences if the Employee Stock Purchase Plan Proposal is Not Approved

If the ESPP Proposal is not approved by Spartan’s stockholders, the ESPP will not become effective and Spartan will not be able to provide employees with an opportunity to purchase Class A Common Stock at a discount. Spartan believes its ability to recruit, retain and incentivize top talent may be adversely affected if the ESPP is not approved.

Summary of the ESPP’s Material Terms and Features

The following summary of the principal provisions of the ESPP is qualified in its entirety by reference to the full text of the ESPP. A copy of the ESPP is attached as Annex D to this proxy statement/prospectus. To the extent there is a conflict between this summary and the ESPP, the terms of the ESPP will govern. As described above, the Spartan Board is in the process of developing, approving and implementing the ESPP and, accordingly, there can be no assurance that the ESPP will be implemented or will contain the terms described below. Spartan’s stockholders are being asked to approve the ESPP as presented.

General.    The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code; however, the ESPP also allows the post-combination company to conduct offerings for non-U.S. employees that do not qualify under Section 423 of the Code as described in “International Participation” below. During regularly scheduled “offering periods” under the ESPP, participants will be able to request payroll deductions which will be applied periodically to purchase a number of shares of Class A Common Stock at a discount to the market price and in an amount determined in accordance with the ESPP’s terms.

Administration.    The ESPP will be administered by the New Sunlight Financial Holdings Board or by one or more committees to which the New Sunlight Financial Holdings Board delegates such administration (as applicable, the “ESPP Administrator”). Subject to the terms of the ESPP, the ESPP Administrator will have the complete discretion to establish the terms and conditions of offering periods under the ESPP, to interpret the ESPP and to make all decisions related to the operation of the ESPP. The ESPP Administrator will also be able to make all decisions related to the ESPP and construe and interpret the terms and provisions of the ESPP. The ESPP Administrator may delegate day-to-day administration of the ESPP and the functions assigned to the ESPP Administrator pursuant to the terms of the ESPP.

Shares Available for Issuance.    Up to a maximum of 3,400,000 shares of Class A Common Stock may be issued under the ESPP.

Shares issued under the ESPP may be authorized but unissued shares or treasury shares. As of the date hereof, no rights to purchase shares have been granted under the ESPP.

Eligibility and Participation.    All employees (including officers and employee directors) who are employed by the post-combination company or a designated subsidiary or, solely in the case of an offering period that is not intended to qualify under Section 423 of the Code, a designated affiliate (whether currently existing or subsequently established) are eligible to participate in the ESPP, resulting in approximately eligible participants. The ESPP Administrator may exclude certain categories of employees from participating in any offering period to the extent permitted by Section 423 of the Code, including part-time employees, seasonal employees, employees who have not completed a minimum period of service with the company and/or highly compensated employees. No employee will be allowed to participate in the ESPP if his or her participation in the ESPP is prohibited by local law or if complying with local law would cause the ESPP or an offering period that is intended to qualify under Section 423 of the Code to violate the requirements of Section 423 of the Code. In the case of an offering period that is not intended to qualify under Section 423 of the Code, the ESPP Administrator may exclude any individual(s) from participation if the ESPP Administrator determines that the participation of such individual(s) is not advisable or practicable. Also, in accordance with Section 423 of the Code, no employee may be granted an option under the ESPP, if immediately, after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing more than 5% of the total combined voting power or value of all classes of the stock of the post-combination company or any parent or subsidiary.

The ESPP will permit an eligible employee to purchase Class A Common Stock through payroll deductions, which may be between 1% and 10% of the employee’s eligible compensation (or such lower limit as may be determined by the ESPP Administrator for an offering period). Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering period. Participation in the ESPP will end automatically upon termination of employment. In the event of withdrawal or termination of participation in the ESPP, a participant’s accumulated payroll contributions will be refunded without interest.

Certain limitations on the number of shares that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase stock under the ESPP at a rate which exceeds $25,000 in fair market value of such stock (determined as of the start of the applicable offering period) for each calendar year in which the option is outstanding. The ESPP Administrator may also establish one or more limits on the number of shares that may be purchased during any offering period and/or purchase period. Unless the ESPP Administrator provides otherwise with respect to an offering period, no participant may purchase more than shares during any purchase period within an offering period.

Automatic Re-Enrollment.    Following the end of each offering period, each participant in the ESPP shall be automatically re-enrolled in the next offering period at the rate of payroll deductions in effect on the last trading day of the prior offering period unless (a) the participant has elected to withdraw from the ESPP, (b) the participant authorization is modified by a completed enrollment process, (c) the participant’s employment is terminated or (d) the participant is ineligible to participate in the next offering period.

International Participation.    To provide the post-combination company with greater flexibility in structuring its equity compensation programs for non-U.S. employees, the ESPP also permits the post-combination company to grant employees of the post-combination company’s non-U.S. subsidiaries and affiliates rights to purchase shares of Class A Common Stock pursuant to other offering periods and/or sub-plans adopted by the ESPP Administrator in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Section 423 of the Code, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S.

Offering Periods and Purchase Price.    The ESPP will be implemented through a series of offerings periods of up to six months, which may consist of one or more purchase periods. During each purchase period, payroll contributions will accumulate without interest. On the last trading day of the purchase period, accumulated payroll deductions will be used to purchase Class A Common Stock.

The purchase price for each offering period will be established by the ESPP Administrator and may not be less than 85% of the fair market value per share of Class A Common Stock on either the first trading day in an offering period or on the purchase date, whichever is less.

Leave of Absence.    If a participant takes a paid leave of absence, such participant’s elected contributions will continue. If a participant takes an unpaid leave of absence, then contributions on behalf of the participant shall be discontinued and no other contributions shall be permitted. If a participant’s leave of absence exceeds 90 days, the participant shall be considered to have withdrawn from participation in the ESPP.

Changes in Capital Structure.    In the event that there is a specified type of change in the post-combination company’s capital structure, such as a stock split, subdivision, reverse stock split, combination or exchange of shares, recapitalization, reorganization, reclassification of shares or any other similar corporate event, appropriate adjustments will be made to (a) the number and type of shares reserved under the ESPP and the maximum size of the annual increase in shares, (b) the individual participant share limitations described in the ESPP and (c) the purchase price per share and the number and class of stock covered by each outstanding option which has not yet been exercised.

Dissolution or Liquidation.    In the event of the proposed dissolution or liquidation of the post-combination company, any offering period then in process will be shortened, and the offering period will end immediately prior to the proposed dissolution or liquidation.

Corporate Reorganization.    In the event of certain corporate reorganizations, any offering period then in progress will terminate unless the ESPP is continued, assumed or substituted by the post-combination company or its parent. In the event an offering period is terminated, a new purchase date will be set for such offering period prior the effective time of the reorganization and each outstanding purchase right will be exercised on such date.

Amendment and Termination.    The ESPP Administrator will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation. If not sooner terminated, the ESPP will terminate on the tenth anniversary of the date the Spartan Board adopted the ESPP.

Certain Federal Income Tax Consequences of Participating in the ESPP

The following is a brief summary of the general U.S. federal income tax consequences of participation in the ESPP as of the date of this proxy statement/prospectus. This summary is not complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ESPP should consult their own professional tax advisors concerning tax aspects of awards under the ESPP.

As described above, the ESPP has a domestic component intended to qualify under Section 423 of the Code and an international component not intended to so qualify. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the domestic component or the international component. Further, changes to tax laws following the date of this proxy statement/prospectus could alter the tax consequences described below.

U.S. Component

Payroll deductions under the ESPP are made on an after-tax basis (i.e., contributions to the ESPP do not reduce a participant’s taxable income).

The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify for favorable federal income tax treatment associated with rights granted under an “employee stock purchase plan” that qualifies under provisions of Section 423 of the Code. As a result, participants in the ESPP will generally not recognize taxable income until they sell or otherwise dispose of the shares purchased under the ESPP. The amount of taxable income a participant will recognize in connection with the sale or other disposition of shares purchased under the

ESPP will depend on how long the shares were held. If the shares were held at least two years from the start of the offering period in which the shares were purchased and one year from the date the shares were purchased, then the amount of ordinary income recognized will be equal to the lesser of (a) the difference between the fair market value of the shares on the date of disposition and the purchase price paid for the shares or (b) the excess of the fair market value of the shares at the start of the offering period in which the shares were acquired over the purchase price, and any additional gain will be long-term capital gain. If a sale or other disposition occurs before satisfying one or both holding periods, then the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the purchase date over the purchase price paid for the shares. Any additional gain or loss recognized upon disposition of the shares will be a capital gain or loss, which will be long-term if the shares were held at least one year. Under current law, no withholding applies to transactions under the ESPP.

International Component

Rights granted under the international component are not intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. With respect to any participant who is subject to U.S. federal income tax with respect to participation under this component, he or she will have compensation income equal to the value of the Class A Common Stock on the day he or she purchases the Class A Common Stock, less the purchase price, and will be subject to withholding for income, Medicare and social security taxes, as applicable, on such amount. When a participant sells the Class A Common Stock purchased under the ESPP, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the Class A Common Stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Tax Consequences to Spartan

There are no federal income tax consequences to Spartan by reason of the grant or exercise of rights under the ESPP. Spartan is generally entitled to a deduction to the extent amounts are taxed as ordinary income to a participant in connection with a sale or disposition of shares prior to satisfaction of holding periods described above.

New Plan Benefits

Benefits to be received under the ESPP are not determinable since they depend on terms to be established by the post-combination company and discretionary participant elections regarding whether and to what extent to participate in the ESPP.

Registration with the SEC

If the ESPP is approved by Spartan’s stockholders and becomes effective, Spartan intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after Spartan becomes eligible to use such form.

Vote Required for Approval

The ESPP Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. If the Business Combination Proposal, the Charter Proposals or the NYSE Proposal are not approved, this Proposal No. 5 will have no effect, even if approved by Spartan stockholders.

The approval of the ESPP Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the ESPP Proposal.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Overview

The Spartan Board currently consists of seven members. Pursuant to our Charter, the members of the Spartan Board are divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Olivia Wassenaar, Wilson Handler and Christine Hommes, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Joseph Romeo and Jan C. Wilson, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Geoffrey Strong and John M. Stice, will expire at the third annual meeting of stockholders.

The Proposed Second A&R Charter provides that each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Pursuant to the Business Combination Agreement and each of the Proposed Second A&R Charter, effective immediately after the Effective Time, we will expand the size of the Spartan Board from seven directors to nine directors, and the New Sunlight Financial Holdings Board will consist of Brad Bernstein, Jeanette Gorgas, Emil W. Henry, Jr., Toan Huynh, Jennifer D. Nordquist, Matthew Potere, Philip Ryan, Kenneth Shea and Joshua Siegel. Jeanette Gorgas, Joshua Siegel and Kenneth Shea will be nominated to serve as Class I directors; Brad Bernstein, Emil W. Henry, Jr. and Jennifer D. Nordquist will be nominated to serve as Class II directors; and Toan Huynh, Matthew Potere and Philip Ryan will be nominated to serve as Class III directors.

Information regarding each nominee is set forth in the section entitled “Management After the Business Combination.”

Vote Required for Approval

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposals and the NYSE Proposal at the special meeting. If the Business Combination Proposal, the Charter Proposals or the NYSE Proposal are not approved, this Proposal No. 6 will have no effect, even if approved by our stockholders.

Approval of the Director Election Proposal requires the affirmative vote (online or by proxy) of a plurality of the votes cast by holders of shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Director Election Proposal.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR ALL NOMINEES” FOR ELECTION TO THE SPARTAN BOARD.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Spartan Board to adjourn the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal. If our stockholders approve the Adjournment Proposal, we may adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from our stockholders who have voted previously.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Spartan stockholders, the Spartan Board may not be able to adjourn the special meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal.

Vote Required for Approval

The Adjournment Proposal is not conditioned on the approval of any other Proposal at the special meeting.

The approval of the Adjournment Proposal requires the affirmative vote (online or by proxy) of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the Spartan Board

THE SPARTAN BOARD RECOMMENDS THAT SPARTAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SUNLIGHT

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Sunlight’s consolidated results of operations and financial condition. The discussion should be read in conjunction with Sunlight’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight” to “Sunlight” is intended to mean the business and operations of Sunlight Financial, LLC, and its consolidated subsidiaries.

Business Overview

Sunlight is a business-to-business-to-consumer, technology-enabled point-of-sale (POS) financing platform that provides residential solar and home improvement contractors the ability to offer seamless POS financing to their customers when purchasing residential solar systems or other home improvements. The resulting loans are funded by Sunlight’s network of capital providers who, by partnering with Sunlight, gain access to a difficult-to-reach loan market, best-in-class consumer credit underwriting and attractive risk adjusted returns. These loans are facilitated by Sunlight’s proprietary technology platform, Orange®, through which Sunlight offers instant credit decisions to homeowners nationwide at the POS on behalf of Sunlight’s various capital providers. Since Sunlight’s founding in 2014, Sunlight has facilitated over $4.0 billion of loans through the Sunlight Platform in partnership with over 1,200 contractor relationships.

Sunlight’s success is fueled by its strong and intentional culture based on core values such as honesty, fairness and scrappiness. Sunlight’s culture encourages Sunlight teammates to work collaboratively with Sunlight’s contractor and capital provider partners, and the consumers they serve, to find the right result to business challenges and to deliver white-glove service. Also core to Sunlight’s values is a passion for Sunlight’s business and the societal benefits that the business funds. To date, Sunlight has facilitated loans to more than 100,000 homeowners who, as a result, have had the opportunity to save money on their utility bills and choose renewable energy over carbon-producing traditional sources of power. As of the end of 2020, residential solar systems and energy efficient home improvement products, facilitated through Sunlight financings, have eliminated an estimated 12.6 million metric tons of carbon dioxide from the atmosphere. Sunlight has also executed the United Nations Climate Neutral Now Pledge, and its business was certified as carbon neutral for its fiscal year 2020. Sunlight will continue to pursue certification for carbon neutrality in the future.

Sunlight’s core business is facilitating loans made by Sunlight’s various capital providers to the consumer customers of residential solar contractors. Sales of Sunlight-facilitated loan products are made by contractors in the context of selling residential solar systems to consumers, allowing homeowners to go solar with no money down, and in most cases, immediately saving money on their utility bills and often saving a significant amount of money over the life of their solar system. While only approximately 20% of residential solar system sales were financed with solar loans in 2015, an estimated 63% of residential solar loan sales were financed with solar loans in 2020. Solar loans made to finance residential solar systems through Sunlight’s Platform are made exclusively to homeowners. Sunlight believes that homeowners generally have better credit characteristics than other consumer groups. As of April 2021, the average FICO score of all solar borrowers financed through Sunlight’s Platform is 747. Both the generally strong credit profile of solar loan borrowers and attractive risk-adjusted returns on solar loans to capital providers have enabled Sunlight to build a diversified network of capital providers to fund the solar loans facilitated by Sunlight’s Platform.

Loan providers in the residential solar industry compete primarily on process (customer and contractor experience), pricing and products. Orange® offers contractors robust tools to sell more solar systems and home improvements and homeowners a fast, fully-digital and frictionless experience. Because Sunlight has diverse funding sources, Sunlight is able to offer a large suite of competitive loan products that include multiple loan structures and combinations of interest rates and tenors.

Sunlight’s revenue is primarily from platform fees earned on each solar and home improvement loan facilitated through Orange®. The platform fee is generally equal to the margin between the dealer fee charged to the contractor by Sunlight for each loan facilitated through Orange® and the discount at which Sunlight’s capital provider either funds or purchases such loan (as described in more detail below). The best-in-class credit quality of

Sunlight-facilitated loans attracts diverse and attractively-priced capital (the “price” to Sunlight being the amount that a capital provider will pay to originate or purchase a Sunlight-facilitated loan), ensuring that Sunlight can offer competitive pricing to its network of contractors while still earning attractive margins. Sunlight’s business model is asset-light and therefore Sunlight has minimal consumer credit risk. Sunlight does not earn material revenue from loans maintained on its balance sheet.

Executive Overview

Sunlight’s revenue is primarily attributable to platform fees earned by Sunlight for facilitating the origination of solar and home improvement loans by its capital providers. Sunlight believes that revenue and resulting Adjusted EBITDA will increase over time as the solar and home improvement markets grow organically, as Sunlight adds solar and home improvement contractors to its network, and as Sunlight continues to expand its relationship with its existing contractor partners.

Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

Sunlight facilitated the origination of $581 million of loans during the year three months ended March 31, 2021, representing an increase of 132.8% from $250 million of loans during the three months ended March 31, 2020.

Total revenue was $24.8 million for the three months ended March 31, 2021, representing an increase of 89.6% from $13.1 million for the three months ended March 31, 2020.

Net income was $2.7 million for the three months ended March 31, 2021, representing an increase of 487.2% from $0.5 million for the three months ended March 31, 2020.

Adjusted EBITDA was $11.5 million for the three months ended March 31, 2021, representing an increase of 403.1% from $2.3 million for the three months ended March 31, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Sunlight facilitated the origination of $1.5 billion of loans during the year ended December 31, 2020, representing an increase of 41.2% from $1.0 billion of loans during the year ended December 31, 2019.

Total revenue was $69.6 million for the year ended December 31, 2020, representing an increase of 30.8% from $53.2 million for the year ended December 31, 2019.

Net income was $10.6 million for the year ended December 31, 2020, representing an increase of 54.2% from $6.9 million for the year ended December 31, 2019.

Adjusted EBITDA was $24.0 million for the year ended December 31, 2020, representing an increase of 40.0% from $17.1 million for the year ended December 31, 2019.

Adjusted EBITDA

Information regarding use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, is included in “— Non-GAAP Financial Measures.”

Highlights

In the three months ended March 31, 2021, Sunlight continued to experience strong growth including:

•        Surpassed $4.0 billion of loan volume, funded through Orange® (referred to as “funded loans”) from inception through March 31, 2021, including $0.6 billion of loans funded in the first quarter of 2021, a 132.8% increase compared to Q1 2020;

•        Connected 15,952 borrowers with financing, up 109% from 7,630 borrowers in Q1 2020;

•        Experienced an average loan balance of over $36,000, an 11% increase from the Q1 2020 average loan balance of $32,700;

•        Worked with over 1,200 contractors, including the addition of 39 solar contractors and 93 home improvement contractors in Q1 2021;

•        Saw battery attachment rates of 20%, which is more than double the 8% battery attachment rate seen in Q1 2020; and

•        Executed first home improvement loan sales via indirect channel

In 2020, Sunlight experienced substantial growth in its business, achieved several milestones, and continued to build additional functionality into Orange®, Sunlight’s proprietary technology-enabled POS financing platform, including the following (amongst others):

•        Surpassed $3.5 billion of funded loans from inception through December 31, 2020, including $1.5 billion of loans funded in calendar year 2020, a 41.2% increase from the previous year;

•        Increased the number of nationwide contractors in its network to over 1,000;

•        Began offering loan products to finance new solar products such as solar storage and solar shingles;

•        Expanded Sunlight’s suite of offered loan products to include the opportunity to finance a residential solar system and home improvements, such as a roof, with one loan;

•        Formed strategic partnerships with equipment distributors and referral companies in both solar and home improvement industries to facilitate rapid expansion of Sunlight’s contractor network. Under Sunlight’s partnerships with equipment distributors, Sunlight will make payments on behalf of a relevant contractor to the equipment distributor from which the contractor obtains its equipment to install solar systems. These payments constitute advances to the contractors and are repaid to Sunlight (like Sunlight’s regular contractor advance program) by Sunlight deducting the relevant amount from amounts paid by Sunlight to the contractor when the related solar system loan is funded. Separately, Sunlight also partners with other non-supply chain participants in the solar and home improvement industries for the referral of their contractor customers to Sunlight in exchange for a specified fee for each Sunlight-facilitated loan sold by such contractors. For solar system loans, those fees are generally paid after Sunlight approves the commencement of the installation of the related financed solar system. For home improvement loans, those referral fees are generally paid after the home improvement loan is fully disbursed. For accounting purposes, Sunlight reduces the gross platform fees it recognizes by the referral fees earned during that period;

•        Established OrangeLeads™, offering residential solar system contractors the opportunity to purchase pre-qualified leads;

•        Launched Sunlight Rewards™, a program to create loyalty among solar salespeople. The proprietary loyalty program allows solar salespeople to earn valuable points for selling Sunlight-facilitated loans. These individuals can gain “status” for their own overall loyalty, track their points and choose to redeem points for quality awards, all within Orange®; and

•        Provided Sunlight’s capital providers the opportunity to track their pipeline of loans through a capital provider portal in Orange® from credit approval through the funding process.

In 2019, Sunlight continued to build its business by entering into a new consumer lending market and innovating and advancing Orange®, including the following (amongst others):

•        Surpassed $2.0 billion of funded loans from, inception through December 31, 2019, including $1.0 billion of loans funded in calendar year 2019, a 79.1% increase from the previous year;

•        Entered the home improvement market by facilitating funded loans for home improvements through Orange®. Sunlight quickly developed a broad range of offered loan products, including special products with interest-only or principal-only features (amongst others) and initiated progress payment capability;

•        Offered Sunlight’s network of contractors flexible loan funding milestones to meet their liquidity needs;

•        Launched the Orange® mobile app for iOS (for Apple) and Android devices, giving contractors quick access to the financing platform through all their devices; and

•        Added important tools to Orange® designed to facilitate a faster and easier process for the contractor and the homeowner interested in purchasing a solar system or home improvements, such as a multi-quote calculator permitting the contractor to easily compare payments indicated by various loan products to assist the homeowner in the loan selection process and in-person signing capability so that the homeowner can execute documents on a contractor’s device at the point of sale.

Key Performance Measures

Sunlight reviews several key performance measures, discussed below, to evaluate its business and results, measure performance, identify trends, formulate plans and make strategic decisions. Sunlight believes that the presentation of such metrics is useful to its investors and counterparties because they are used to measure and model the performance of companies such as Sunlight using similar metrics.

The following table sets forth key performance measures for the three months ended March 31, 2021 and 2020 (in thousands, except percentages):

	Three Months ended March 31,
	2021	2020	% change
Funded Loans	$581,059	$249,642	132.8%
Direct Channel Funded Loans	496,546	149,733	231.6%
Indirect Channel Funded Loans	84,513	99,909	(15.4)%
Platform Fee Loans	622,640	255,636	143.6%
Direct Channel Platform Fee Loans	496,546	149,733	231.6%
Indirect Channel Platform Fee Loans	126,094	105,903	19.1%
Revenue	24,787	13,073	89.6%
Net Income	2,660	453	487.2%
Adjusted EBITDA	11,490	2,284	403.1%

The following table sets forth key performance measures for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	Years ended December 31,
	2020	2019	% change
Funded Loans	$1,468,647	$1,040,180	41.2%
Direct Channel Funded Loans	1,205,392	762,310	58.1%
Indirect Channel Funded Loans	263,255	277,870	(5.3)%
Platform Fee Loans	1,432,661	993,614	44.2%
Direct Channel Platform Fee Loans	1,205,392	762,310	58.1%
Indirect Channel Platform Fee Loans	227,269	231,304	(1.7)%
Revenue	69,564	53,184	30.8%
Net Income	10,624	6,890	54.2%
Adjusted EBITDA	23,958	17,109	40.0%

Funded Loans.    Sunlight refers to the aggregate principal balance of the loans facilitated through Orange®, and funded by Sunlight’s capital providers, during a given period, as “funded loans.” Direct channel capital providers fund Sunlight-facilitated solar or home improvement loans one-by-one directly onto their balance sheet via Orange®. Sunlight’s direct channel capital providers are depository institutions with the power and authority to originate loans such as banks and credit unions. In the indirect channel, Sunlight’s solar loan allocation engine directs the solar loans to be funded on the balance sheet of Sunlight’s intermediary bank partner. These loans are aggregated, pooled and sold to indirect channel capital providers that cannot, or do not wish to, directly originate solar loans. The indirect channel capital provider relationship allows Sunlight to access a broader range of capital, which may include, among others, credit funds, insurance companies and pension funds. The home improvements line of business represents an immaterial portion of the funded loans.

Platform Fee Loans. Indicates loans facilitated by Sunlight on which it earns platform fees in a given period (as described further under “Revenue” below).

Revenue.    Sunlight earns revenue in two primary streams: platform fees earned on funded loans, as described above, and fees for loan monitoring and administration services. For loans originated through Sunlight’s direct channel, Sunlight earns platform fees when the direct channel capital provider funds a particular loan and, for loans originated through Sunlight’s indirect channel, Sunlight earns platform fees when the indirect channel capital provider purchases a particular loan from Sunlight’s bank partner. Fees earned by Sunlight for loan monitoring and administration services are paid to Sunlight by the capital providers for which such services are performed on a monthly basis or such other period as the parties agree.

Net Income.    Net income is a financial measure used to measure Sunlight’s performance from period-to-period on a consistent basis.

Adjusted EBITDA.    Adjusted EBITDA is a non-GAAP financial measure used by Sunlight’s management to evaluate operating performance, generate future operating plans and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Please see “— Non-GAAP Financial Measures” for a further description of the calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

Recent Developments

Coronavirus Outbreak.    During the first quarter of 2020, Sunlight experienced strong continued growth in funded loan volume, which was a continuation of the rapid growth experienced in fiscal year 2019. The onset of the novel coronavirus (“COVID-19”) pandemic beginning in March 2020 led to a 3% decline in the number of credit approvals and a 15% decline in volume of loans funded during the second quarter of 2020 compared to the second quarter of 2019. However, the number of credit approvals and funded loan volumes largely recovered in the third quarter of 2020 to approximately the levels experienced during the third quarter of 2019. During the twelve months ended December 31, 2020 and 2019, Sunlight funded $1.5 billion and $1.0 billion of new loans respectively. During the three months ended March 31, 2021 and 2020, Sunlight funded $581.1 million and $249.6 million of new loans respectively, which resulted in the cumulative funded loan volume since inception of approximately $4.1 billion as of March 31, 2021.

Contractor Partnership.    In February 2021, Sunlight entered into an indirect funding program agreement with an indirect channel capital provider for the purchase by such capital provider of up to $400 million in home improvement loans that have been or will be originated by Sunlight’s bank partner over the next 18-month period. The capital provider’s commitment is further limited in that the capital provider is not required to purchase more than $40 million in home improvement loans during any calendar month or more than $100 million in home improvement loans during any 3-month period. The relevant indirect funding program agreement includes covenants and agreements by Sunlight relating to funding volumes, concentration limits on certain loan products, FICO score requirements, legal compliance in the origination process, underwriting requirements and payment requirements. The initial sale of home improvement loans from Sunlight’s bank partner to the indirect channel capital provider occurred on March 4, 2021 and included approximately $63.4 million of home improvement loans.

Key Factors Affecting Operating Results

Sunlight’s future operating results and cash flows are dependent upon a number of opportunities, challenges, and other factors, including (i) growth in the number of contractors included in Sunlight’s network and growth in the number of loans funded to the customers of each contractor; (ii) the availability of capital to fund the loan products offered by Sunlight and desired by the markets in which Sunlight participates and on economic terms favorable to Sunlight: (iii) funded loan volume; (iv) competition in the markets in which Sunlight operates; (v) the cost of traditional and other alternative sources of power to consumers and industry trends and general economic conditions; and (vi) concentration among Sunlight’s contractor partners and capital provider partners.

Growth in the Number of Contractors and in the Number of Loans Funded for the Customers of each Contractor

Sunlight’s expansive network of more than 1,200 residential solar and other home improvement contractors, supported by a differentiated set of tools and services offered through Orange® and by Sunlight more generally, constitutes the distribution channel through which Sunlight builds funded loan volume and earns fee income. Sunlight believes that continued growth in the number of contractors in Sunlight’s network, and growth in the number of loans funded to the customers of each such contractor, have been and will continue to be key components of Sunlight’s increased market penetration, growth in funded loan volume and Sunlight’s operating results.

Availability of Capital to Fund Loans; Funded Loan Volume

Sunlight’s business model is heavily dependent on connecting its capital providers, who wish to build a portfolio of residential solar or home improvement loans, to the homeowner customers of the contractors in Sunlight’s distribution network, who wish to finance the purchase of residential solar systems or home improvements. Sunlight earns a platform fee on each solar and home improvement funded loan facilitated through Orange®. Sunlight’s ability to continue to increase its funding capacity either by adding additional capital providers or by increasing the commitments of its existing capital providers to fund loans on terms desired by the solar and/or home improvement markets and on terms that are economically favorable to Sunlight is a critical factor in Sunlight’s ability to increase funded loan volume, which is a critical factor in Sunlight’s operating results.

Competition

Competition for Sunlight occurs at two levels: (i) competition to acquire and maintain contractor relationships; and (ii) competition to acquire high quality capital to fund loans, in each case on economic terms favorable to Sunlight.

Competition to Acquire and Maintain Contractor Relationships

Competition to obtain contractor relationships is significant. Contractors generally do not enter exclusive relationships with residential solar loan providers and Sunlight’s agreements with its network of contractors do not provide for exclusive relationships. Contractors may offer loan products from Sunlight, as well as from Sunlight’s competitors, and generally select between loan providers based on pricing (original issue discount charged), consumer credit approval rates, variety of loan products to address shifting consumer demands and market conditions, ease of loan application and completion process (platform) and other services to facilitate the contractor’s business).

Sunlight believes that the following factors, among others, are key to Sunlight’s success in acquiring and maintaining contractor relationships:

•        Superior value proposition for contractors.    Sunlight’s large array of loan products and flexibility in offering new and additional products stem from the depth, diversity and attractively-priced funding of Sunlight’s capital providers. Sunlight loan products allow contractors to capture additional purchase opportunities from consumers that do not want to or are not able to pay cash for solar system installation or do not want to lease a system from a third party and forego the benefits of ownership. Sunlight’s attractive loan products and competitive dealer fees allow contractors to choose products that fit their business needs and the financing needs of their customers. The broad range of products offered by Sunlight improves the contractor’s chances of meeting its customers’ financing needs and completing a sale.

•        Easy-to-use technology-enabled POS financing platform, instant credit decisioning.    Orange® is easy to use and provides instant credit decisions for homeowners interested in financing the purchase of a residential solar system or home improvement. Access to prompt credit decisions and the ability to close financing transactions through an intuitive and easy process through the execution of loan agreements in one encounter with a potential customer provides significant additional sale opportunities for contractors. Orange® may be accessed via the Orange® web address, directly from certain contractor’s own website via a flexible application programming interface, or API, and via Sunlight’s mobile App. Besides instant credit decisioning, Orange® includes automated loan stipulation clearance, secure document upload, e-sign capacity and other features that facilitate efficient loan transactions and provide contractors with the ability to grow their businesses.

•        Additional features and services offered by Sunlight further support the growth of contractor businesses, attract new contractors to Sunlight’s network and build contractor loyalty.    Sunlight prioritizes innovation in Orange® and services that support growth in the businesses of its existing network of contractors, attract new contractors and build contractor loyalty. Examples of such innovations include Sunlight’s short-term advance program, Sunlight’s launch of Spanish-language loan products and Sunlight Rewards™. Sunlight believes that it has innovated more quickly than its competitors and offers contractors a greater array of valuable services that drive their determination to offer their customers Sunlight-offered loan products over those of Sunlight’s competitors and that Sunlight will continue to be able to innovate quickly to meet the needs of its contractor network.

Competition to Acquire Capital to Fund Loans

The solar system and home improvement loan markets are relatively fragmented. Facilitating the aggregation of loan volume from these markets is a highly competitive sector of these broader industries. Sunlight faces competition from a diverse landscape of consumer lenders, including traditional banks, credit unions, and specialized solar system lenders and lease providers. Sunlight’s competitors source capital from a mix of alternative sources, including depository capital and/or other alternatives that rely on the capital markets.

Sunlight believes that it offers capital providers an attractive value proposition due to its industry-leading consumer credit underwriting, attractive risk-adjusted returns earned by its capital providers relative to other asset classes, the access that Sunlight’s Platform provides to a unique and growing asset class that may reduce volatility in the ability to deploy capital, and the ability to access new customers for very little cost. Sunlight has successfully added capital providers and grown commitments from existing capital providers since inception. As its contractor network has grown, Sunlight has consistently diversified its capital provider base to ensure that it has sufficient capital to fund the demand for Sunlight facilitated loans and that it is able to offer an evolving competitive mix of loan products to meet contractor and consumer demand. Capital providers have actively participated in this success and Sunlight has not experienced any capital provider attrition since inception, although one capital provider recently provided notice to Sunlight that it had exceeded its internal asset concentration levels for solar loans and, accordingly, such capital provider terminated their program agreement with Sunlight as of April 2021. This capital provider purchased an immaterial portion (less than 2.2%) of Sunlight’s total facilitated solar loans in 2020. Sunlight believes that there are many institutions seeking to deploy capital into solar and home improvement loan assets, but Sunlight intends to continue to be selective about adding capital provider partners. Sunlight values diversification but will specifically focus on partnering with potential capital providers that can enable Sunlight to meet strategic goals, including access to the most attractive pricing and access to capacity for a growing suite of loan products, among others.

Industry Trends and General Economic Conditions; Cost of Power

Sunlight’s results of operations in the past have been fairly resilient to economic downturns but in the future may be impacted by the relative strength of the overall economy and its effect on unemployment, consumer spending and consumer demand for solar systems and home improvements. As general economic conditions improve or deteriorate, the amount of disposable income consumers have access to tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases. Specific economic factors such as interest rate levels, changes in monetary, fiscal and related policies, market volatility, consumer confidence, the impact of the pandemic crisis and, particularly, the unemployment rate also influence consumer spending and borrowing patterns.

Sunlight’s results of operations are also dependent upon continued growth in the residential solar market and the continued penetration of residential solar across the country. Growth in the solar market is attributable to several factors including, among others, savings available to consumers as compared with the cost of traditional sources of power or other forms of clean or alternative power and the opportunity to participate in the world-wide effort of reducing carbons in the atmosphere, or “going green.” The cost to homeowners to install solar is impacted by many factors, including the cost of materials, the cost of labor, to the extent financed, prevailing interest rates and the availability of federal, state and local incentives.

Specifically, future results of operations may be impacted by the potential discontinuation or material reduction or other change in the federal solar tax credit (the “ITC”). The ITC currently allows a qualifying homeowner to deduct 26% of the cost of installing residential solar systems from their U.S. federal income taxes, thereby returning a material portion of the purchase price of the residential solar system to homeowners. Congress has extended the ITC expiration date multiple times including, most recently, in December 2020. Under the terms of the current extension, the ITC will remain at 26% through the end of 2022, reduce to 22% for 2023, and further reduce to 0.0% after the end of 2023 for residential solar systems, unless it is extended before that time. Although the ITC has been extended several times, there is no guarantee that it will be extended beyond 2023.

Though the residential solar market has grown steadily over the last several years, Sunlight cannot guarantee that such growth will continue. In addition, although the home improvement business is not currently a material part of Sunlight’s business, Sunlight believes that it is well-positioned to grow that business significantly over time. The home improvement industry is, however, subject to many of the same industry trends and challenges associated with a changing economy as the solar industry and Sunlight cannot guarantee that it will be successful in growing that business as planned.

Concentration

Sunlight’s expansive network of more than 1,200 residential solar system and other home improvement contractors, supported by a differentiated set of tools and services offered through Orange®, constitutes the distribution channel through which the Sunlight-facilitated loans made available by Sunlight’s channel of capital providers are sold to the consumer customers of those loan products. Such an expansive network enables Sunlight to build increased funded loan volume and earn increased platform fees. Sunlight partners with some of the largest contractors in the U.S., which in the aggregate sell a material portion of Sunlight’s funded loan volume through Sunlight’s network of capital providers. However, with over 1,200 contractor partners, Sunlight’s contractor network is considerably diversified. In the period from March 31, 2019 to March 31, 2020, the top ten contractors in Sunlight’s network were responsible for selling 45% of Sunlight’s funded loan volume, and in the period from March 31, 2020 to March 31, 2021 that percentage decreased to 42%. In both of these periods, only one contractor sold loans aggregating more than 10% of Sunlight’s revenue. That contractor was responsible for selling more than 13.1% and 15.9% of Sunlight’s funded loan volume in the period from March 31, 2019 to March 31, 2020 and in the period from March 31, 2020 to March 31, 2021, respectively. While the percentage of Sunlight’s funded loan volume sold by any contractor in Sunlight’s network varies from period to period, there is one contractor, Marc Jones Construction, L.L.C. d/b/a Sunpro Solar (“Sunpro”), that sold more than 10% of Sunlight’s funded loan volume in both 2019 and 2020 (comprising 11.2% and 15.4% of funded loan volumes in 2019 and 2020, respectively), and in the three months ended March 31, 2021, Sunpro sold 17.2% of Sunlight’s funded loan volume in that quarter. Sunlight believes that its contractor network is sufficiently diversified to continue to grow with the solar markets and increase share given market dynamics, but intends to continue adding contractors to the network in order to further diversify.

Sunlight has multiple capital providers in both its direct and indirect funding channels, all of which have increased their commitments since partnering with Sunlight. Sunlight has one direct capital provider that has continued to increase its commitment year-over-year and since inception has increased its commitment by 700% of its initial commitment, making it Sunlight’s largest capital provider in the period from March 31, 2020 to March 31, 2021. Though Sunlight believes that the relationship with this capital provider is healthy and will continue without disruption, the significant portion of funded loan volume attributable to this capital provider results in concentration risk. Sunlight cannot guarantee that this capital provider will continue to fund loans facilitated by Sunlight in the same volume or at all beyond its current contractual commitment which expires in 2022. This capital provider funded 47.8% and 43.2% of Sunlight’s funded loans in the period from March 31, 2019 to March 31, 2020 and in the period from March 31, 2020 to March 31, 2021, respectively. If this capital provider elects to terminate its relationship with Sunlight, then the capital provider is contractually required to provide Sunlight 12 months’ advance notice of termination. If Sunlight were to receive such an advance notice of termination, then Sunlight would use this period to develop alternate funding plans by utilizing existing relationships and exploring possible new capital provider relationships. While Sunlight believes that it would be able to identify and implement alternative arrangements during this period, Sunlight cannot guarantee that it would be able to do so at all or on equivalent or favorable terms. Sunlight believes that a failure to arrange alternative loan funding on equivalent terms would have less of an impact on Sunlight’s funded loan volume, as capital for the solar loan industry has historically been readily available. Rather, Sunlight believes that such failure would be more likely to have a greater negative impact on the amount of platform fees that Sunlight earns, and therefore could impact revenue.

Basis of Presentation

Sunlight conducts business through one operating segment, and Sunlight operates in one geographic region, the United States. See Notes 1 and 2 of the accompanying consolidated financial statements of Sunlight for more information.

Components of Results of Operations

Total Revenues

Revenue.    Sunlight earns revenue in two primary streams: platform fees earned on each loan facilitated via Orange® and fees earned for loan monitoring and administration services.

Platform fees.    Platform fee revenue, for each loan facilitated via Orange®, is generally the difference between the dealer fee that Sunlight charges to the contractors in its network for access to Orange® and the ability to offer financing options to their customers and the capital provider discount charged to Sunlight (cost of capital to Sunlight) for such loan. The platform fee percentage is equal to the dollar amount of such fee divided by the principal balance at origination of such loan. For solar system loans, platform fees are generally earned by Sunlight in the direct channel when the direct channel capital provider funds a particular loan and in the indirect channel generally when an indirect channel capital provider purchases a particular loan from Sunlight’s bank partner. The contract between Sunlight and its bank partner for home improvement loans is considered a derivative for GAAP purposes, whereas the contract between Sunlight and its bank partner for solar loans is not. For home improvement loans, Sunlight records a “realized gain on contractive derivative (net)” in lieu of a platform fee generally when the loans are purchased by Sunlight’s indirect capital provider from Sunlight’s bank partner, and Sunlight is paid. As such, Sunlight excludes from its revenue any platform fee associated with a home improvement loan under Sunlight’s related home improvement agreement. Sunlight estimates the fair value of the derivative components of the bank partnership arrangement based on the present value of the net cash flows that Sunlight expects to collect under the agreement. Under this home improvement bank partnership arrangement, with respect to a given home improvement loan, Sunlight will expect to collect (x) the amount paid by Sunlight’s indirect capital provider to purchase the loan from Sunlight’s bank partner (the outstanding principal balance of the loan less the amount of the capital provider discount applied to that loan plus any accrued and unpaid interest) minus (y) the total of amounts funded to the relevant contractor in respect of the related home improvement project (total cost of the project to the consumer customer of the relevant contractor less the applicable dealer fee) and any amounts that Sunlight owes to its bank partner in the form of minimum guaranteed returns to the bank partner on the origination of such loan. The aggregate estimated fair value of this agreement is marked to market by Sunlight on a monthly basis. When a loan sale occurs, the estimated fair value associated with the loans included in the sold portfolio is reversed and Sunlight recognizes the related realized net cash as a realized gain as noted above.

Loan monitoring and administration revenue.    Sunlight also earns revenue from fees charged by Sunlight for providing loan monitoring and administration services for certain of its capital providers. These services include the reporting of loan performance information, administration of servicing performed by third parties, and addressing customer concerns or complaints through Sunlight’s call center on behalf of the relevant capital provider.

Costs and Expenses

Cost of revenues.    Sunlight’s cost of revenues includes the aggregate costs that Sunlight incurs to satisfy its obligations in facilitating the origination of a loan. The cost of revenues includes variable consideration that Sunlight pays for its platform fees which do not otherwise meet the criteria necessary for netting against gross revenues, including items such as credit bureau fees, the cost to check homeowners’ title in connection with the homeowner credit underwriting and the cost of certain sales incentives, among others.

Compensation and benefits.    Compensation and benefits expenses represent costs related to our employees, such as salaries, bonuses, benefits and equity-based compensation expenses. Also included are any recruiting costs incurred by Sunlight in attracting talent and professional and consulting fees related to certain services that Sunlight outsources to third parties.

Selling, general, and administrative.    Selling, general and administrative expenses include legal, audit and other professional services fees, travel and entertainment expenses, and insurance premiums as incurred.

Property and technology.    Property and technology expenses comprise rent, information technology services to support the Orange® infrastructure and operation, as well as other Sunlight technology requirements, and non-capitalizable costs to internally develop software as incurred.

Depreciation and amortization.    Depreciation and amortization expense relate primarily to the amortization of internally developed software to support Orange® or otherwise developed by or on behalf of Sunlight, but also relates to the depreciation of furniture, fixtures, and equipment, computer hardware and leasehold improvements.

Provision for losses.    Provision for losses expenses relate primarily to certain receivables that are held-for-investment by Sunlight that are not performing or Sunlight estimates will not perform based upon historical experience. The term relates to Sunlight’s advances program, its prefunding program, and to certain solar and home improvement loans and loan participations that Sunlight purchased from Sunlight’s capital providers pursuant to the terms of its contract with those capital providers.

Management fees to affiliate.    These expenses relate to fees paid pursuant to management agreements entered into between Sunlight and certain of Sunlight’s affiliates. These management agreements will terminate upon closing of the Business Combination, and Sunlight does not expect this expense to continue thereafter.

Other Income (Expense), Net

Interest income.    Sunlight recognizes income on certain receivables that are held-for-investment by Sunlight, including certain solar or home improvement loans, or participations in such loans, held on the Sunlight balance sheet, in each case to the extent such receivables are performing. Sunlight accrues interest income based on the unpaid principal balance and contractual terms of such receivables, and recognizes income related to the discounts associated with such receivables as a yield adjustment using the interest method, or on a straight-line basis when it approximates the interest method, over the loan term.

Interest expense.    Interest expenses represent interest payable by Sunlight on its borrowings under its Credit Facility (as defined below) and the amortization of associated deferred financing costs.

Change in fair value of warrant liabilities.    The change in fair value of warrant liabilities relates to warrants issued by Sunlight to certain third parties to purchase certain of Sunlight’s member units. Such warrants are marked-to-market periodically and any change in value is reflected in this line item.

Change in fair value of, and realized gains on, contract derivative, net.    The arrangement with Sunlight’s bank partner to originate home improvement loans is considered a derivative under US GAAP. As such, Sunlight’s revenues exclude the platform fees that Sunlight earns from the sale of home improvement loans from the bank partner’s balance sheet. Instead, Sunlight records a derivative that is marked to market on a monthly basis, with realized gains recognized on the derivative on the sale of the loan from the bank partner to an indirect channel capital provider and accounting for the impact of any changes to the applicable interest rates on the amounts payable to the bank partner in connection with any such sale.

Other realized losses, net.    Other realized losses primarily relate to losses Sunlight incurred in connection with certain indirect channel loans.

Other income (expense).    Other income or expense primarily relate to the changes in a liability for certain guarantees of performance provided by Sunlight to Sunlight’s bank partner relating to the loans held on the balance sheet of Sunlight’s bank partner and certain other guarantees of performance made by Sunlight to certain of its capital providers with respect to certain specified solar loans.

Business Combination expenses.    The expenses Sunlight incurs that are not considered operating expenses. For the year ended December 31, 2020 and the three months ended March 31, 2021, these costs primarily represent legal and other professional costs Sunlight incurred in connection with the Business Combination.

Results of Operations

This section includes a summary of our results of operations, followed by detailed comparisons of our results for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019.

Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

The following table sets forth selected consolidated statements of income data for the three months ended March 31, 2021 and 2020 (in thousands, except percentages):

	For the Three Months Ended March 31,		Increase (Decrease)
	2021	2020	Amount	%
Revenue	$24,787	$13,073	$11,714	89.6%
Costs and Expenses
Cost of revenues (exclusive of items shown separately below)	4,854	2,947	1,907	64.7
Compensation and benefits	8,012	6,450	1,562	24.2
Selling, general, and administrative	1,916	1,280	636	49.7
Property and technology	1,208	983	225	22.9
Depreciation and amortization	809	803	6	0.7
Provision for losses	736	124	612	493.5
Management fees to affiliate	100	100	—	—
	17,635	12,687	4,948	39.0
Operating income	7,152	386	6,766	1,752.8

Other Income (Expense), Net
Interest income	141	157	(16)	(10.2)
Interest expense	(255)	(159)	(96)	60.4
Change in fair value of warrant liabilities	(2,614)	42	(2,656)	(6,323.8)
Change in fair value of contract derivative, net	(856)	271	(1,127)	(415.9)
Realized gains on contract derivative, net	2,267	32	2,235	6,984.4
Other income (expense)	412	(276)	688	(249.3)
Business combination expenses	(3,587)	—	(3,587)	n.m.
	(4,492)	67	(4,559)	(6,804.5)
Net Income	$2,660	$453	$2,207	487.2

Revenue

The following table provides the components of Sunlight’s total revenue for the three months ended March 31, 2021 and 2020 (in thousands, except percentages):

	For the Three Months Ended March 31,		Increase (Decrease)
	2021	2020	Amount	Percentage
Direct Channel Platform fees, net	$21,846	$9,322	$12,524	134.3%
Indirect Channel Platform fees, net	1,816	3,161	(1,345)	(42.5)
Other revenues	1,125	590	535	90.7
Total revenue	$24,787	$13,073	$11,714	89.6

Total revenue increased by $11.7 million or 89.6% for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 due to a 132.8% increase in funded loans and to the sale during the first quarter of all home improvement loans that were funded during 2020, partially offset by an overall 0.5% decrease in the average platform fee percentage earned on loans funded by direct channel capital providers or purchased by indirect channel capital providers. None of the home improvement loans that were funded during 2020 were sold in 2020, but were instead aggregated from the beginning of the home improvement business in 2019 and were all sold during the three months ended March 31, 2021, which had a greater incremental impact on revenue for the three months ended March 31, 2021 than Sunlight expects during subsequent periods. In the future, Sunlight anticipates selling funded home improvement loans on a monthly basis rather than aggregating loans together over a longer period of time to sell at one time.

The following chart illustrates the key drivers of Sunlight revenue.

Funded loans increased from $249.6 million in the three months ended March 31, 2020 to $581.1 million in the three months ended March 31, 2021, an increase of 132.8%. Sunlight believes that the increase in funded loans year-over-year is attributable primarily to both growth in the residential solar market and an increase in the number of contractors in Sunlight’s contractor network. The total number of contractors in Sunlight’s network increased from approximately 654 at March 31, 2020 to over 1,208 at March 31, 2021. The number of solar contractors in the network increased from 465 at March 31, 2020 to 700 at March 31, 2021, an increase of 51%. The number of home improvement contractors in the network increased from 189 at March 31, 2020 to 508 at March 31, 2021.

The average platform fee percentage earned on loans funded by direct channel capital providers or purchased by indirect channel capital providers decreased 0.5% from the three months ended March 31, 2021 to the three months ended March 31, 2020. The platform fee percentage earned by Sunlight is dependent on several factors, including (i) the dealer fees charged by Sunlight to contractors (which is impacted by competitive pressure that varies from period to period, by loan product based on consumer preferences, and by the mix of contractors in a particular period as certain contractors may generally have higher or lower dealer fees than others), (ii) the capital provider discounts charged to Sunlight by Sunlight’s capital providers (which fluctuate, among other things, based on market conditions impacting cost of capital, opportunities in other asset classes, and the mix of capital providers funding or purchasing loans in a particular period as certain capital providers may generally have higher or lower capital provider discounts than others), (iii) the mix of Sunlight loan products funded in a particular period (as certain products in that period, for reasons relating to competitive pressure for certain loan products or otherwise, may generally carry a higher or lower capital provider discount or dealer fee, than others) and (iv) other factors. Sunlight earns revenues from platform fees, which are determined by the margin between capital provider discounts charged to Sunlight and dealer fees charged by Sunlight to the contractors that sell the Sunlight facilitated loan products. Both components in the calculation of platform fees are influenced by a variety of factors, including but not limited to those described above. For example, capital providers wishing to obtain greater volume may reduce capital provider discounts charged across all products to make funding with this capital provider an attractive option to Sunlight. As well, competitive pressures or volume discounts negotiated with given contractors may reduce the dealer fees that Sunlight charges to such contractors on certain loan products or across loan products.

Sunlight believes that the difference in platform fee percentage from March 31, 2020 to March 31, 2021 is primarily attributable to competition in the market with regard to dealer fees, the mix of Sunlight loan products funded in the two periods (based on the recent trend towards contractor preference to offer certain longer term, lower interest rate loan products facing significant competitive pressure from other participants offering loan financing in the market and driving attractive dealer fee pricing in those periods) and an increase in capital provider discounts charged to Sunlight by capital providers in Sunlight’s indirect channel during the second quarter of 2020. Sunlight’s indirect channel capital providers are generally more reactive than direct channel capital providers to market uncertainty and interest rate market volatility as presented at the onset of the COVID-19 pandemic. Unlike Sunlight’s direct channel capital providers, Sunlight’s indirect channel capital providers are generally not depository institutions and therefore their own cost of capital is subject to market uncertainty. Consequently, the capital provider discounts charged to Sunlight by such indirect channel capital providers are also likely to be more reactive. Deposits, which are generally used by Sunlight’s direct channel capital providers to fund loans, are generally more stable, less reactive to market variance and the least expensive cost of capital. The following table presents averages weighted by original loan balance of capital provider discounts, dealer fees and platform fees.

	For the Three Months Ended March 31,		Change in Average
	2021	2020
Solar Total – Capital Provider Discount	16.7%	10.0%	6.7%
Solar Total – Dealer Fee	21.0%	14.8%	6.2%
Solar Total – Platform Fee	4.3%	4.8%	(0.5)%

Solar Direct Channel – Capital Provider Discount	17.0%	8.2%	8.8%
Solar Direct Channel – Dealer Fee	21.4%	14.4%	7.0%
Solar Direct Channel – Platform Fee	4.4%	6.2%	(1.8)%

Solar Indirect Channel – Capital Provider Discount	13.8%	12.5%	1.3%
Solar Indirect Channel – Dealer Fee	17.2%	15.5%	1.7%
Solar Indirect Channel – Platform Fee	3.4%	3.0%	0.4%

Costs and Expenses

Cost of revenues increased by 64.7%, which is less than the 89.6% increase in revenues, for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020. The $1.9 million increase in cost of revenues resulted from $0.5 million of increased costs of consumer credit underwriting arising from increased credit approval volumes, $0.5 million from redemption of rewards by salespeople under Sunlight Rewards™, $0.5 million from costs incurred in connection with the increase of funded loan volumes and Sunlight’s role in facilitating those loans, and $0.3 million of cost increases from broker fees paid to financial institutions for arranging certain loan origination or purchase arrangements with capital providers. The broker fees are calculated as a percentage of the funded loan volume originating from an applicable loan origination or purchase arrangement with a capital provider. Sunlight’s obligation to pay these broker fees generally terminates between three and five years after the date that the initial loan is originated or purchased pursuant to an arrangement facilitated by the broker.

Compensation and benefits expense increased by $1.6 million, or 24.2% for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020, primarily due to an increase in full-time employees from 168 at March 31, 2020 to 204 at March 31, 2021. The increase in full-time employees is consistent with the growth in Sunlight’s business year-over-year and Sunlight expects to continue hiring as its business grows in order to continue to expand its contractor network, develop its home improvement business and meet the demands of its contractors and capital providers.

Selling, general, and administrative expense increased by $0.6 million, or 49.7% for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020 primarily due to increased professional fees including legal, audit and tax services.

Property and technology expense increased by $0.2 million, or 22.9% for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020 primarily due to an increase in licensing fees charged by certain of Sunlight’s third-party service providers that support the infrastructure and operation of Orange® associated with the growth in Sunlight’s network of contractors.

Depreciation and amortization expense increased by $ 0.0 million, or 0.7% for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020 primarily due to the amortization of investments made in Orange® to support ongoing innovation and to automate certain other corporate processes.

Provision for loss expense increased by $0.6 million, or 493.5% for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020. Such increase was due primarily to an increased level of loan write offs. The ratio of provision for loss expense in the three months ended March 31, 2020 over aggregate funded bank partner loan volume in the three months ended March 31, 2020 was 0.1% as compared to 0.9% in the three months ended March 31, 2021 as a result of the write offs.

Operating margin increased materially from the three months ended March 31, 2020 to the three months ended March 31, 2021 due to the factors described above, the fixed nature of a material level of Sunlight expense and revenue generally growing materially faster than operating expenses.

Other Income (Expense), Net

Total other expenses increased $4.6 million for the three months ended March 31, 2021 when compared to the three months ended March 31, 2020, primarily resulting from (a) a $2.7 million increase in the fair value of warrants issued by Sunlight and redeemable in its equity, treated as liabilities for the three months ended March 31, 2021 in excess of the increase in fair value for the three months ended March 31, 2020; (b) a $1.1 million decrease in the value of the arrangement with Sunlight’s bank partner to originate home improvement loans treated as a derivative under U.S. GAAP; and (c) a $3.6 million increase in costs incurred in connection with the Business Combination. These increased expenses were partially offset by a $0.7 million decrease in other expense in connection with Sunlight’s short term loan guarantees made to its bank partner and $2.2 million of income Sunlight realized from that agreement during the three months ended March 31, 2021.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth selected consolidated statements of income data for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	For the Year Ended December 31,		Increase (Decrease)
	2020	2019	Amount	%
Revenue	$69,564	$53,184	$16,380	30.8%
Costs and Expenses
Cost of revenues (exclusive of items shown separately below)	13,711	13,022	689	5.3
Compensation and benefits	26,174	20,917	5,257	25.1
Selling, general, and administrative	3,806	4,471	(665)	(14.9)
Property and technology	4,304	3,584	720	20.1
Depreciation and amortization	3,231	2,676	555	20.7
Provision for losses	1,350	725	625	86.2
Management fees to affiliate	400	400	—	—
	52,976	45,795	7,181	15.7
Operating income	16,588	7,389	9,199	124.5

Other Income (Expense), Net
Interest income	520	560	(40)	(7.1)
Interest expense	(829)	(758)	(71)	9.4
Change in fair value of warrant liabilities	(5,510)	(114)	(5,396)	4,733.3
Change in fair value of contract derivative, net	1,435	—	1,435	n.m.
Realized gains on contract derivative, net	103	—	103	n.m.
Other realized losses, net	(171)	(204)	33	(16.2)
Other income (expense)	(634)	17	(651)	(3,829.4)
Business combination expenses	(878)	—	(878)	n.m.
	(5,964)	(499)	(5,465)	1,095.2
Net Income	$10,624	$6,890	$3,734	54.2

Revenue

The following table provides the components of Sunlight’s total revenue for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	For the Year Ended December 31,		Increase (Decrease)
	2020	2019	Amount	Percentage
Direct Channel Platform fees, net	$64,120	$41,579	$22,541	54.2%
Indirect Channel Platform fees, net	2,733	9,845	(7,112)	(72.2)
Other revenues	2,711	1,760	951	54.0%
Total revenue	$69,564	$53,184	$16,380	30.8

Total revenue increased by $16.4 million or 30.8% for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to a 41.2% increase in funded loans, partially offset by an overall 0.5% decrease in the average platform fee percentage earned on loans funded by direct channel capital providers or purchased by indirect channel capital providers.

Funded loans increased from $1.0 billion in the year ended December 31, 2019 to $1.5 billion in the year ended December 31, 2020, an increase of 41.2%. Sunlight believes that the increase in funded loans year-over-year is attributable primarily to both growth in the residential solar market and an increase in the number of contractors in Sunlight’s contractor network. The total number of contractors in Sunlight’s network increased from approximately 500 at December 31, 2019 to over 1,000 at December 31, 2020. The number of solar contractors in the network increased from 408 at December 31, 2019 to 661 at December 31, 2020, an increase of 62.0%. The number of home improvement contractors in the network increased from 111 at December 31, 2019 to 415 at December 31, 2020.

The average platform fee percentage earned on loans funded by direct channel capital providers or purchased by indirect channel capital providers decreased 0.5% from the year ended December 31, 2019 to the year ended December 31, 2020. The platform fee percentage earned by Sunlight is dependent on several factors, including (i) the dealer fees charged by Sunlight to contractors (which is impacted by competitive pressure that varies from period to period, by loan product based on consumer preferences, and by the mix of contractors in a particular period as certain contractors may generally have higher or lower dealer fees than others), (ii) the capital provider discounts charged to Sunlight by Sunlight’s capital providers (which fluctuate, among other things, based on market conditions impacting cost of capital, opportunities in other asset classes, and the mix of capital providers funding or purchasing loans in a particular period as certain capital providers may generally have higher or lower capital provider discounts than others), (iii) the mix of Sunlight loan products funded in a particular period (as certain products in that period, for reasons relating to competitive pressure for certain loan products or otherwise, may generally carry a higher or lower capital provider discount or dealer fee, than others) and (iv) other factors. Sunlight earns revenues from platform fees, which are determined by the margin between capital provider discounts charged to Sunlight and dealer fees charged by Sunlight to the contractors that sell the Sunlight facilitated loan products. Both components in the calculation of platform fees are influenced by a variety of factors, including but not limited to those described above. For example, capital providers wishing to obtain greater volume may reduce capital provider discounts charged across all products to make funding with this capital provider an attractive option to Sunlight. As well, competitive pressures or volume discounts negotiated with given contractors may reduce the dealer fees that Sunlight charges to such contractors on certain loan products or across loan products.

Sunlight believes that the difference in platform fee percentage from 2019 to 2020 is primarily attributable to competition in the market with regard to dealer fees, the mix of Sunlight loan products funded in the two periods (based on the recent trend towards contractor preference to offer certain longer term, lower interest rate loan products facing significant competitive pressure from other participants offering loan financing in the market and driving attractive dealer fee pricing in those periods) and an increase in capital provider discounts charged to Sunlight by capital providers in Sunlight’s indirect channel during the second quarter of 2020. Sunlight’s indirect channel capital providers are generally more reactive than direct channel capital providers to market uncertainty and interest rate market volatility as presented at the onset of the COVID-19 pandemic. Unlike Sunlight’s direct channel capital providers, Sunlight’s indirect channel capital providers are generally not depository institutions and therefore their own cost of capital is subject to market uncertainty. Consequently, the capital provider discounts charged to Sunlight by such indirect channel capital providers are also likely to be more reactive. Deposits, which are generally used by Sunlight’s direct channel capital providers to fund loans, are generally more stable, less reactive to market variance and the least expensive cost of capital. The following table presents averages weighted by original loan balance of capital provider discounts, dealer fees and platform fees.

	For the Year Ended December 31,		Change in Average
	2020	2019
Solar Total – Capital Provider Discount	12.7%	9.0%	3.7%
Solar Total – Dealer Fee	17.6%	14.4%	3.2%
Solar Total – Platform Fee	4.9%	5.4%	(0.5)%

Solar Direct Channel – Capital Provider Discount	12.5%	8.6%	3.9%
Solar Direct Channel – Dealer Fee	18.1%	14.2%	3.8%
Solar Direct Channel – Platform Fee	5.5%	5.6%	(0.1)%

Solar Indirect Channel – Capital Provider Discount	14.1%	10.4%	3.7%
Solar Indirect Channel – Dealer Fee	15.4%	14.9%	0.5%
Solar Indirect Channel – Platform Fee	1.3%	4.5%	(3.2)%

Costs and Expenses

Cost of revenues increased by 5.3%, which is less than the 30.8% increase in revenues, for the year ended December 31, 2020 when compared to the year ended December 31, 2019. The $0.7 million increase in cost of revenues resulted from $1.4 million of increased costs of consumer credit underwriting arising from increased credit approval volumes, $1.7 million from redemption of rewards by salespeople under Sunlight Rewards™, and $0.5 million from costs incurred in connection with the increase of funded loan volume in 2020 and Sunlight’s role in facilitating those loans. Such cost increases were partially offset by decreased costs of $2.9 million from broker fees paid to financial institutions for arranging certain loan origination or purchase arrangements with capital providers. The broker fees are calculated as a percentage of the funded loan volume originating from an applicable loan origination or purchase arrangement with a capital provider. Sunlight’s obligation to pay these broker fees generally terminates between three and five years after the date that the initial loan is originated or purchased pursuant to an arrangement facilitated by the broker.

Compensation and benefits expense increased by $5.3 million, or 25.1% for the year ended December 31, 2020 when compared to the year ended December 31, 2019, primarily due to an increase in full-time employees from 162 at December 31, 2019 to 190 at December 31, 2020. The increase in full-time employees is consistent with the growth in Sunlight’s business year-over-year and Sunlight expects to continue hiring as its business grows in order to continue to expand its contractor network, develop its home improvement business and meet the demands of its contractors and capital providers.

Selling, general, and administrative expense decreased by $0.7 million, or 14.9% for the year ended December 31, 2020 when compared to the year ended December 31, 2019 primarily due to the decreased level of travel and expense costs and other activity in the business due to the COVID-19 pandemic.

Property and technology expense increased by $0.7 million, or 20.1% for the year ended December 31, 2020 when compared to the year ended December 31, 2019 primarily due to an increase in licensing fees charged by certain of Sunlight’s third-party service providers that support the infrastructure and operation of Orange® associated with the growth in Sunlight’s network of contractors.

Depreciation and amortization expense increased by $0.6 million, or 20.7% for the year ended December 31, 2020 when compared to the year ended December 31, 2019 primarily due to the amortization of investments made in Orange® to support ongoing innovation and to automate certain other corporate processes.

Provision for loss expense increased by $0.6 million, or 86.2% for the year ended December 31, 2020 when compared to the year ended December 31, 2019. Such increase was due primarily to an increased level of funded loan volume with Sunlight’s bank partner. The ratio of provision for loss expense in 2019 over aggregate funded bank partner loan volume in 2019 was 0.3% as compared to 0.4% in 2020, indicating a relative flat loss experience year-over-year as compared to funded bank partner loan volume.

Operating margin increased materially from the year ended December 31, 2019 to the year ended December 31, 2020 due to the factors described above, the fixed nature of a material level of Sunlight expense and revenue generally growing materially faster than operating expenses.

Other Income (Expense), Net

Total other expenses increased $5.5 million for the year ended December 31, 2020 when compared to the year ended December 31, 2019, primarily resulting from (a) a $5.4 million increase in the fair value of warrants issued by Sunlight and redeemable in its equity, treated as liabilities for the year ended December 31, 2020 in excess of the increase in fair value for the year ended December 31, 2019; (b) a $0.7 million increase in other expense in connection with Sunlight’s short term loan guarantees made to its bank partner; and (c) a $0.9 million increase in costs incurred in connection with the Business Combination. These increased expenses were partially offset by a $1.4 million increase in the value of the arrangement with Sunlight’s bank partner to originate home improvement loans treated as a derivative under U.S. GAAP and $0.1 million of income Sunlight realized from that agreement during the year ended December 31, 2020.

Liquidity and Capital Resources

Following the Business Combination, the post-combination company intends to use the net cash proceeds from the transaction for payment of certain transaction expenses and as working capital to finance operations and other potential needs in the business. As of March 31, 2021, Sunlight had $51.2 million of unrestricted cash on hand and had fully drawn amounts available to it under its $15.0 million credit facility. At the closing of the Business Combination, Sunlight expects to have an additional $50.0 million cash on hand from the proceeds of the transaction.

On April 26, 2021, Sunlight entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Silicon Valley Bank (“SVB”). The Loan and Security Agreement, which replaces Sunlight’s prior $15.0 million credit facility, has a borrowing capacity of up to $30.0 million and matures on April 26, 2023. Borrowings under the Loan and Security Agreement accrue interest at a rate equal to the greater of (i) 5.0% and (ii) the prime rate plus 1.75% per annum. The Loan and Security Agreement contains certain financial covenants, including maintenance of (i) Liquidity (as defined therein) at all times in an amount equal to or greater than the greater of (a) 35% of all outstanding principal amounts of any advances and (b) $10.0 million; (ii) at all times Available Takeout Commitment Amount (as defined therein) in an amount equal to or greater than $200.0 million; and (iii) EBITDA of at least $5.0 million for the six month period ending on the last day of each month. The Loan and Security Agreement contains customary events of default. SVB could elect to accelerate the maturity of the loans and/or terminate the commitments under the Loan and Security Agreement upon the occurrence and during the continuation of an event of default, and Sunlight could be required to repay all amounts outstanding under the Loan and Security Agreement. No defaults or events of defaults have occurred as of the date of this filing.

Sunlight’s cash requirements relate primarily to funding Sunlight advances and prefunding programs, to invest in continued innovations in Orange® and to pay Sunlight’s operating expenses, repayment of borrowings (and interest thereon), management fees, outstanding commitments and guarantees (including Sunlight’s purchase of loans pursuant to the terms of certain of its capital provider agreements and loan participations), other operating expenses, and tax distributions. Sunlight may be required to purchase loans from its bank partner after an agreed period of time if Sunlight has not arranged the sale of such loans. To date, Sunlight has not been required to purchase loans from its bank partner due to an inability to sell such loans to an indirect channel capital provider. Additionally, Sunlight assumes the risk of compliance errors and the risk of borrower or contractor fraud in the origination of the loans, and as such, Sunlight is obligated to purchase the applicable loan from its bank partner should these events occur. Sunlight has also entered into a program agreement with its bank partner to fund its home improvement loans that contains similar provisions related to risks accepted by Sunlight. In 2020, Sunlight made $1.1 billion in short term advances under its contractor advance funding program and in prefunding payments under its prefunding program and did not incur any losses associated with these advances or prefunding payments. See the subsection entitled “Information About Sunlight — Sunlight’s Products — Contractor Advance Funding Program and Prefunding Program” for a discussion of the terms of Sunlight’s contractor advance funding program and prefunding program.

Historically, Sunlight has met its cash requirements from cash flow generated by operations, collection of short-term advances under its contractor advance funding program and in prefunding payments under its prefunding program, and draws on Sunlight’s credit facility. Sunlight believes that it will continue to generate cash flow from its operations which, together with funds available under its new credit facility and cash on hand, will be sufficient to meet its current and future liquidity needs. See “Information About Sunlight — Sunlight’s Business Model and Operating Leverage” for a discussion on how Sunlight earns platform fees and generates cash flow.

Relationships with Contractors and Capital Providers

Relationships with Contractors

Sunlight’s expansive network of more than 1,200 residential solar system and other home improvement contractors, supported by a differentiated set of tools and services offered through Orange®, constitutes the distribution channel through which Sunlight builds funded loan volume and earns platform fees. The ability to finance residential solar systems on terms that typically translate to immediate saving for homeowners on their utility bills and significant amounts in lifetime savings has materially contributed to the strong growth in the number of residential solar systems installed in the United States over the last five years. Sunlight attracts and builds strong relationships with residential solar system contractors of all sizes in key solar markets by prioritizing innovations in Orange® and providing services that assist the contractors in growing their own businesses. Sunlight’s team of business development and relationship management professionals provides hands-on support to these contractors. Sunlight believes that innovations such as prequalification capabilities, easy and secure document upload features, reliable next day funding and Sunlight’s short-term capital advance program (as described more fully below), amongst other innovations, both attract new contractors to Sunlight’s network and build loyalty and deepen Sunlight’s existing contractor relationships. In addition, Sunlight’s diverse set of capital providers enables Sunlight to offer its network of contractors a wide array of loan products that vary as to structure, interest rate and tenor, and thereby permits Sunlight’s network of contractors to offer competitively-priced products that best serve their markets, and all at competitive pricing. These benefits to Sunlight’s existing network of contractors translate to deeper penetration of the contractors’ sales, which is an important contributor to the growth of Sunlight’s market share and revenue. There can be no assurance that Sunlight will be able to maintain its current contractor relationships. Sunlight may lose existing contractors that represent a significant portion of Sunlight’s business, and there is no guarantee that Sunlight would be able to engage replacement contractors on terms similar to its existing contractors.

Sunlight started its business in 2014 and developed key anchor partnerships with a residential solar contractor in 2016. Beginning in 2017 and through 2018, Sunlight focused on building and diversifying its contractor relationships and continues that process today. In 2020, as compared with 2019, Sunlight grew its solar contractor base by more than 60%. However, dependence on any one contractor or small group of contractors creates concentration risk, particularly in the event that any such contractor elects to terminate its relationship with Sunlight or experiences business disruption or a business failure or bankruptcy. For example, during May 2021, Sunlight was advised by a significant contractor that it will discontinue use of the Sunlight’s platform to source solar loans effective immediately. This contractor accounted for approximately 6.7% and 8.9% of Sunlight’s total funded loan volumes during the year ended December 31, 2020 and for the three months ended March 31, 2021, respectively. Sunlight believes that its strong relationships with the existing contractors in Sunlight’s network, the continued growth in the number of contractor relationships, and the various competitive loan products and sales tools in Orange® that Sunlight can offer those contractors have been and will continue to be key components of Sunlight’s increased market penetration, growth in funded loan volume and revenue.

Relationships with Capital Providers

Sunlight’s business model is dependent on its ability to connect its capital providers, who wish to build a portfolio of residential solar system loans, to the homeowner customers of the contractors in Sunlight’s distribution network, who wish to finance the purchase of a residential solar system. Sunlight earns a platform fee on each solar and home improvement loan facilitated through Orange®. The platform fee is generally equal to the difference, or the margin, between (i) the dealer fee that Sunlight charges to contractors for access to Orange® and for making the various Sunlight-offered loan products available to such contractors and (ii) the capital provider discount charged by the relevant capital provider either funding or purchasing the loan in the direct and indirect channels, respectively (as described below). Sunlight’s business is therefore heavily dependent upon the availability of capital on attractive economic terms. Sunlight believes that it offers capital providers an attractive value proposition due to its industry-leading consumer credit underwriting, the attractive risk-adjusted returns that Sunlight’s capital providers earn relative to other asset classes, the access that Sunlight’s Platform provides to a unique and growing asset class that may reduce volatility in the ability to deploy capital, and the ability to access new customers for very little cost.

Sunlight engages with its capital providers not just as funding sources but as funding partners. As with Sunlight’s network of contractors, Sunlight works closely with its capital providers to understand and address their business needs as related to the residential solar loan industry. Matters related to loan product, credit strategy, contractor commercial underwriting and consumer protection practices are considered and designed in tandem with the goal of creating a robust and growing channel for funded loan volume. Additionally, through Orange®, Sunlight’s capital providers can track and manage the pipeline of solar loan volume allocated to that capital provider. Sunlight’s relationships with its diverse and growing network of capital providers provides significant flexibility to source competitively priced capital. Since the acquisition of Sunlight’s initial flow capital funding source in 2016, the number of capital providers funding Sunlight-facilitated solar loans has increased materially and, more importantly, all of Sunlight’s direct channel capital providers have significantly increased their commitments to fund solar loan volume.

Sunlight categorizes its capital providers as being either in Sunlight’s direct or indirect channel. Sunlight maintains both channels to provide diversification of funding sources, access to funding for different types of loan products and for other strategic purposes. The ability of Sunlight to allocate loans to various capital providers, as well as the availability of the two different funding channels, creates flexibility and allows Sunlight to respond nimbly to shifting market conditions.

Direct channel capital providers fund Sunlight-facilitated solar or home improvement loans one-by-one directly onto their balance sheet via Orange®. Sunlight’s direct channel capital providers are depository institutions with the power and authority to originate loans such as banks and credit unions. Generally, direct channel capital providers choose to service the loans they originate.

In the indirect channel, Sunlight’s solar loan allocation engine directs the solar loans to be funded on the balance sheet of Sunlight’s intermediary bank partner. These loans are aggregated, pooled and sold to indirect channel capital providers that cannot, or do not wish to, directly originate solar loans. The indirect channel capital provider relationship allows Sunlight to access a broader range of capital, which may include, among others, credit funds, insurance companies and pension funds. Indirect channel capital providers present a unique opportunity for Sunlight to access high quality and significant sources of funding that are diverse from traditional depository sources.

Cash Flow and Liquidity Analysis

Sunlight assesses liquidity primarily in terms of its ability to generate cash to fund operating and financing activities. Sunlight has generated increasing amounts of cash from operating activities, and management believes that Sunlight is in a strong financial and liquidity position. Sunlight’s cash from operating activities are generally derived from platform fees which are fully earned at the funding of a loan by direct channel capital providers and the purchase of a loan from our bank partner’s balance sheet by an indirect channel capital provider. Refer to “Critical Accounting Policies and Estimates” and “Risk Factors” for a full description of the related estimates, assumptions, and judgments.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

The following provides a summary of cash flow data for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months ended March 31,
	2021	2020
Net cash (used in)/provided by operating activities	$10,500	$(1,785)
Net cash (used in)/provided by investing activities	$(1,132)	$(1,510)
Net cash (used in)/provided by financing activities	$(6,757)	$(5,632)

Cash Flow from Operating Activities

For the three months ended March 31, 2021, net cash provided by operating activities was $10.5 million. Operating cash inflows for the three months ended March 31, 2021 primarily consisted of proceeds from Sunlight’s direct channel capital providers to fund, and indirect channel capital provider to purchase, without duplication, loans of $0.5 billion, of which Sunlight paid $0.5 billion to contractors; repayment of advances and prefunds of $0.4 billion (conversely, Sunlight advanced or prefunded $0.4 billion); and net interest expense paid of $0.2 million. Operating cash outflows primarily consisted of compensation and benefits of $11.7 million, information technology expenses of $1.1 million, and management fees paid to affiliates of $0.1 million.

For the three months ended March 31, 2020, net cash used in operating activities was $1.8 million. Operating cash inflows for the three months ended March 31, 2020 primarily consisted of proceeds from Sunlight’s direct channel capital providers to fund, and indirect channel capital providers to purchase without duplication, loans of $0.2 billion, of which Sunlight paid $0.2 billion to contractors; repayment of advances and prefunds of $0.2 billion (conversely, Sunlight advanced or prefunded $0.2 billion); and net interest expense paid of $0.1 million. Operating cash outflows primarily consisted of compensation and benefits of $8.7 million, information technology expenses of $1.0 million, professional fees of $0.7 million, and management fees paid to affiliates of $0.1 million.

Cash Flow from Investing Activities

For the three months ended March 31, 2021, net cash used in investing activities was $1.1 million, consisting of cash paid to acquire loans and loan participations of $0.8 million, net of $0.4 million in cash received as return of capital thereon, and $0.7 million paid to internally develop software and acquire property and equipment. For the three months ended March 31, 2020, net cash used in investing activities was $1.5 million, consisting of cash paid to acquire loans and loan participations of $0.9 million, net of $0.3 million in cash received as return of capital thereon, and $0.9 million paid to internally develop software and acquire property and equipment.

Cash Flow from Financing Activities

For the three months ended March 31, 2021, net cash used in financing activities was $6.8 million, consisting of distributions of $6.8 million. For the three months ended March 31, 2020, net cash used in financing activities was $5.6 million, consisting of repayments of borrowings under Sunlight’s prior credit facilities of $5.3 million, net of borrowings of $1.6 million, and distributions of $2.0 million.

The following provides a summary of cash flow data for the years ended December 31, 2020 and 2019 (in thousands):

	Years ended December 31,
	2020	2019
Net cash (used in)/provided by operating activities	$5,025	$19,806
Net cash (used in)/provided by investing activities	$(4,803)	$(6,092)
Net cash (used in)/provided by financing activities	$827	$4,705

Cash Flow from Operating Activities

For the year ended December 31, 2020, net cash provided by operating activities was $5.0 million. Operating cash inflows for the year ended December 31, 2020 primarily consisted of proceeds from Sunlight’s direct channel capital providers to fund, and indirect channel capital provider to purchase, without duplication, loans of $1.3 billion, of which Sunlight paid $1.2 billion to contractors; repayment of advances and prefunds of $1.1 billion (conversely, Sunlight advanced or prefunded $1.1 billion); and net interest expense paid of $0.3 million. Operating cash outflows primarily consisted of compensation and benefits of $21.0 million, information technology expenses of $3.6 million, professional fees of $1.1 million, and management fees paid to affiliates of $0.4 million.

For the year ended December 31, 2019, net cash provided by operating activities was $19.8 million. Operating cash inflows for the year ended December 31, 2019 primarily consisted of proceeds from Sunlight’s direct channel capital providers to fund, and indirect channel capital providers to purchase without duplication, loans of $0.9 billion, of which Sunlight paid $0.9 billion to contractors; repayment of advances and prefunds of $0.6 billion (conversely, Sunlight advanced or prefunded $0.6 billion); and net interest expense paid of $0.3 million. Operating cash outflows primarily consisted of compensation and benefits of $16.7 million, information technology expenses of $2.5 million, professional fees of $1.0 million, and management fees paid to affiliates of $0.4 million.

Cash Flow from Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was $4.8 million, consisting of cash paid to acquire loans and loan participations of $2.8 million, net of $1.3 million in cash received as return of capital thereon, and $3.3 million paid to internally develop software and acquire property and equipment. For the year ended December 31, 2019, net cash used in investing activities was $6.1 million, consisting of cash paid to acquire loans and loan participations of $3.3 million, net of $0.9 million in cash received as return of capital thereon, and $3.7 million paid to internally develop software and acquire property and equipment.

Cash Flow from Financing Activities

For the year ended December 31, 2020, net cash provided by financing activities was $0.8 million, consisting of borrowings under Sunlight’s prior credit facility of $8.7 million, net of repayments of $5.9 million, partially offset by distributions of $2.0 million. For the year ended December 31, 2019, net cash provided from financing activities was $4.7 million, consisting of borrowings under Sunlight’s prior credit facilities of $10.2 million, net of repayments of $3.7 million and costs associated with entering into Sunlight’s prior credit facility of $0.2 million, partially offset by distributions of $1.6 million.

Long-Term Debt

Sunlight’s Prior Credit Facility

As of March 31, 2021, Sunlight maintained a $15.0 million revolving credit facility (the “Credit Facility”). The interest rate on the Credit Facility is generally equal to the prime rate plus 0.75%, and the maturity date thereof is May 2021. Sunlight used borrowings from the Credit Facility for working capital.

Sunlight’s New Credit Facility

On April 26, 2021, Sunlight entered into a Loan and Security Agreement with SVB (as defined above). The Loan and Security Agreement, which replaces Sunlight’s prior $15.0 million credit facility, has a borrowing capacity of up to $30.0 million and matures on April 26, 2023. Borrowings under the Loan and Security Agreement accrue interest at a rate equal to the greater of (i) 5.0% and (ii) the prime rate plus 1.75% per annum. The Loan and Security Agreement contains certain financial covenants, including (i) liquidity in an amount equal to or greater than (a) 35% of all outstanding principal amounts of any advances and (b) $10.0 million; (ii) Available Takeout Commitment Amount (as defined therein) in an amount equal to or greater than $200.0 million; and (iii) EBITDA of at least $5.0 million for the six month period ending on the last day of each month. The Loan and Security Agreement contains customary events of default. SVB could elect to accelerate the maturity of the loans and/or terminate the commitments under the Loan and Security Agreement upon the occurrence and during the continuation of an event of default, and Sunlight could be required to repay all amounts outstanding under the Loan and Security Agreement. No defaults or events of defaults have occurred as of the date of this filing.

Other Changes in Financial Position

Three Months Ended March 31, 2021

In addition to the changes in Sunlight’s financial position from December 31, 2020 to March 31, 2021 described in “— Results of Operations” and “— Cash Flow and Liquidity Analysis,” the following activities also occurred:

•        Restricted cash.    The cash Sunlight holds subject to contractual restrictions increased by $1.0 million resulting from a $1.0 million increase in cash temporarily held by Sunlight in connection with Sunlight’s administration of loan participations on behalf of a third party.

•        Temporary equity.    Sunlight’s temporary equity consisting of redeemable preferred and common interests increased in value by $0.2 billion, based upon valuations management performed with assistance from an independent valuation firm. The increase reflects a valuation that includes probability-weighted values implied by the Business Combination, see “— Critical Accounting Policies and Estimates — Estimates of Sunlight’s Equity Value.”

Year Ended December 31, 2020

In addition to the changes in Sunlight’s financial position from December 31, 2019 to December 31, 2020 described in “— Results of Operations” and “— Cash Flow and Liquidity Analysis,” the following activities also occurred:

•        Restricted cash. The cash Sunlight holds subject to contractual restrictions declined $1.1 million resulting from a $2.1 million decline in a cash reserve that Sunlight’s bank partner requires to secure Sunlight’s short-term guarantee obligations of certain loans temporarily held by Sunlight’s bank partner, partially offset by a $0.9 million increase in cash temporarily held by Sunlight in connection with Sunlight’s administration of loan participations on behalf of a third party.

•        Distributions declared, but not yet paid. Sunlight accrued $7.5 million of distributions based on the Sunlight’s estimated taxable income that it had not paid by December 31, 2020.

•        Temporary equity. Sunlight’s temporary equity consisting of redeemable preferred and common interests increased in value by $0.5 billion, based upon valuations management performed with assistance from an independent valuation firm. The increase reflects a valuation that includes probability-weighted values implied by the Business Combination, see “— Critical Accounting Policies and Estimates — Estimates of Sunlight’s Equity Value.”

Other Factors Affecting Liquidity and Capital Resources

Unitholders’ Distribution

Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Sunlight, dated as of May 25, 2018, as amended or otherwise modified (the “Existing Sunlight LLC Agreement”), holders of Class A-1 Units, Class A-2 Units or Class A-3 Units (collectively, the “Class A Units”) are generally entitled to receive, with respect to each such Class A Unit, a preferred return on a quarterly basis. Sunlight’s board of directors can elect to pay this return in cash or by issuing additional Class A Units to each such holder. If the board of directors elects to pay this return in cash, Sunlight would pay such in an amount equal to $12.50, $15.22, and $24.06 per unit per annum to the Class A-1, Class A-2, and Class A-Units. If the board of directors elects to pay this return in additional units, the company would issue a number of units equal to 14.5% of each such holders outstanding units, on an annualized basis. Sunlight’s board of directors elected to pay this return in the form of additional Class A Units for all periods through March 31, 2021 and Sunlight expects that such distributions in units will continue through the date of the Business Combination. In addition, the Existing Sunlight LLC Agreement also provides that members of Sunlight are entitled to be paid certain tax distributions on a pro rata basis in accordance with their relative tax obligation from available cash and subject to certain customary limitations on distributions.

Sunlight expects that the Existing Sunlight LLC Agreement will be replaced with the Sunlight A&R LLC Agreement which will be entered into concurrently with the Closing. Under the Sunlight A&R LLC Agreement, Spartan Sub, as the sole managing member of Sunlight, will have the right to determine when distributions will be made to the holders of Sunlight Units and the amount of any such distributions, except that Sunlight will be required to make distributions to the extent and in an amount such that the Sunlight Unitholders, including Sunlight Financial Holdings, receive certain tax-related distributions and to make distributions in the event of dissolution. If a distribution is paid to the Sunlight Unitholders, such distribution will be made to the holders of Sunlight Units on a pro rata basis in accordance with their respective percentage ownership of Sunlight Units. Funds used by Sunlight to satisfy its tax distribution obligations will not be available for reinvestment in its business, except to the extent Sunlight Financial Holdings uses any excess cash it receives to reinvest in Sunlight for additional Sunlight Units.

The holders of Sunlight Class X Units and Sunlight Class EX Units, including Spartan Sub, will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of Sunlight. Net income and losses of Sunlight generally will be allocated to the holders of Sunlight Class X Units and Sunlight Class EX Units on a pro rata basis in accordance with their respective percentage ownership of Sunlight Class X Units and Sunlight Class EX Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent that Sunlight has legally available cash (including borrowings available under the new credit facility or other debt arrangements) and subject to the terms of any current or future debt instruments, the Sunlight A&R LLC Agreement will require Sunlight to make pro rata cash distributions to all holders of Sunlight Units, including Sunlight Financial Holdings, (1) first, in an amount sufficient to allow Sunlight Financial Holdings and its wholly owned subsidiaries to satisfy their actual tax liabilities and obligations under the Tax Receivable Agreement except to the extent (i) based on the written advice of legal counsel, the distribution may reasonably constitute a fraudulent conveyance, or (ii) the terms of any financing necessary to make such tax distribution could reasonably, in the good faith judgment of Spartan Sub, cause Sunlight to become insolvent within the twelve (12) month period following the date of such distribution, and (2) thereafter to the extent necessary, in an amount generally intended to allow Sunlight Unitholders, including Sunlight Financial Holdings, to satisfy their respective income tax liabilities with respect to their allocable share of income of Sunlight, based on certain assumptions and conventions (including an assumed income tax rate) and after taking into account other distributions (including prior tax distributions) made by Sunlight.

Tax Receivable Agreement

At the Closing, Sunlight Financial Holdings will enter into the Tax Receivable Agreement with the TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally will provide for the payment by Sunlight Financial Holdings to the Agent, for disbursement to the TRA Holders on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Sunlight Financial Holdings actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of Sunlight Financial Holdings’ acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement (as defined herein) and

(ii) imputed interest deemed to be paid by Sunlight Financial Holdings as a result of, and additional tax basis arising from, any payments Sunlight Financial Holdings makes under the Tax Receivable Agreement. Sunlight Financial Holdings will retain the benefit of the remainder of the actual net cash savings, if any.

If Sunlight Financial Holdings elects to terminate the Tax Receivable Agreement early or if it is terminated early due to Sunlight Financial Holdings’ failure to honor a material obligation thereunder or due to a Change of Control (as defined in the Tax Receivable Agreement), Sunlight Financial Holdings will be required to make a payment equal to the deemed present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement), which amount may substantially exceed the actual cash tax savings realized by Sunlight Financial Holdings. In the case of an early termination upon a Change of Control, such early termination payment may, at Sunlight Financial Holdings’ election, be paid ratably over the two-year period following the Change of Control.

Operating Lease Obligations

Sunlight’s operating lease obligations consist of its lease of real property from third parties under noncancellable operating leases, including the lease of its current office spaces. Sunlight leases office space at two locations: (i) 101 N. Tryon Street, Suite 1000, Charlotte, North Carolina 28246 (the “North Carolina Office Space”) and (ii) 234 West 39th Street, 7th Floor, New York, New York 10018 (the “New York Office Space”). The operating lease rent expense for the North Carolina Office Space was $0.2 million and $0.2 million for the three months ended March 31, 2021 and 2020, respectively and $0.6 million and $0.5 million for fiscal years 2020 and 2019, respectively. The lease for the North Carolina Office Space will expire in February 2025. The operating lease rent expense for the New York Office Space was $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively and $0.4 million and $0.4 million for fiscal years 2020 and 2019, respectively. In 2018, due to the increase in the Sunlight staff in North Carolina, Sunlight leased additional office space at the same address as the North Carolina Office Space. Sunlight’s lease rent expense due within the next twelve months, including this additional space, is expected to remain constant to 2020.

Available Liquidity and Capital Resources

As of March 31, 2021, Sunlight’s cash and cash equivalents and restricted cash was $55.3 million. The restricted cash held by Sunlight primarily relates to a cash reserve that Sunlight’s bank partner requires to secure Sunlight’s short-term guarantee obligations of certain loans temporarily held by Sunlight’s bank partner. The contractual cash reserve is the difference between (a) the average original issue discount percentage of loans originated and held by Sunlight’s bank partner and (b) a contractual minimum original issue discount percentage, multiplied by the balance of the loans on the bank partner’s balance sheet at a given time. Sunlight guarantees the loans between the time the bank partner originates such loans and the time Sunlight arranges the sale of such loans to a Sunlight indirect channel capital provider.

Sunlight’s liquidity and its ability to fund its capital requirements is dependent on its future financial performance, which is subject to general economic, financial and other factors that are beyond its control and many of which are described under “Risk Factors.” If those factors significantly change or other unexpected factors adversely affect Sunlight, Sunlight’s business may not generate sufficient cash flow from operations or it may not be able to obtain future financings to meet its liquidity needs.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure used by Sunlight’s management to evaluate operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, Sunlight believes this measure provides useful information to investors and others in understanding and evaluating Sunlight’s operating results in the same manner as Sunlight’s management and board of directors. In addition, Adjusted EBITDA provides a useful measure for period-to-period comparisons of Sunlight’s business, as it removes the effect of certain non-cash items, variable charges, non-recurring items, unrealized gains or losses or other similar non-cash items that are included in net income or expenses associated with the early stages of the business that are expected to terminate pursuant to the terms of certain existing contractual arrangements governing such expenses or that are expected to continue at levels materially below the historical level of such expenses, or that otherwise do not contribute directly to management’s evaluation of its operating results. Adjusted EBITDA is defined as net income excluding interest expense incurred in connection with Sunlight’s prior credit facility, income taxes, amortization and depreciation expense, stock-based compensation expense, non-cash changes in certain financial instruments, fees paid to brokers related to the funding or purchase of loans by certain of Sunlight’s capital providers that will terminate pursuant to existing contractual arrangements and certain transaction bonuses and other expenses resulting from the proposed Business Combination.

The following table presents a reconciliation of net income to Adjusted EBITDA for the three months ended March 31, 2021 and 2020 (in thousands):

	For the Three Months Ended March 31,
	2021	2020
Net Income	$2,660	$453
Adjustments for adjusted EBITDA
Depreciation and amortization	809	803
Interest expense	255	159
Income taxes	—	—
Non-cash change in financial instruments	3,058	(37)
Equity-based compensation	11	77
Fees paid to brokers	1,110	829
Expenses from the Business Combination	3,587	—
Adjusted EBITDA	$11,490	$2,284

The following table presents a reconciliation of net income to Adjusted EBITDA for the years ended December 31, 2020 and 2019 (in thousands):

	For the Year Ended December 31,
	2020	2019
Net Income	$10,624	$6,890
Adjustments for adjusted EBITDA
Depreciation and amortization	3,231	2,676
Interest expense	829	758
Income taxes	—	—
Non-cash change in financial instruments	4,709	97
Equity-based compensation	126	200
Fees paid to brokers	3,561	6,488
Expenses from the Business Combination	878	—
Adjusted EBITDA	$23,958	$17,109

Critical Accounting Policies and Estimates

The preparation of Sunlight’s financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes subjective estimates and assumptions about future events that affect the amounts reported in Sunlight’s financial statements and accompanying notes. These estimates significantly impact revenues, determinations of fair value and the recognition of interest income on financing receivables and loss allowances thereon.

In accordance with Sunlight’s policies, Sunlight regularly evaluates its estimates, assumptions and judgments, and bases its estimates, assumptions and judgments on its historical experience and on factors Sunlight believes reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If Sunlight’s assumptions or conditions change, the actual results Sunlight reports may significantly differ from these estimates.

Sunlight believes the estimates and assumptions underlying its consolidated financial statements are reasonable and supportable based on the information available as of March 31, 2021; however, uncertainty over the ultimate impact COVID-19 will have on the global economy generally, and on Sunlight’s business, makes any estimates and assumptions as of March 31, 2021 inherently less certain than they would be absent the current and potential impacts of COVID-19.

See Note 2 — “Summary of Significant Accounting Policies” in the notes accompanying Sunlight’s financial statements included elsewhere in this proxy statement/prospectus for a summary of Sunlight’s significant accounting policies, and discussion of recent accounting pronouncements. Sunlight believes that the following discussion addresses Sunlight’s most critical accounting policies, which are those that are most important to the portrayal of Sunlight’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Platform Fees

Sunlight is a business-to-business-to-consumer, technology-enabled POS financing platform that provides residential solar and home improvement contractors the ability to offer seamless POS financing to their customers when purchasing residential solar systems or other home improvements. The resulting loans are funded by Sunlight’s network of capital providers who, by partnering with Sunlight, gain access to a difficult-to-reach loan market, best-in-class consumer credit underwriting and attractive risk adjusted returns. These loans are facilitated by Sunlight’s proprietary technology platform, Orange®, through which Sunlight offers instant credit decisions to homeowners nationwide at the POS on behalf of Sunlight’s various capital providers. Sunlight recognizes platform fees as revenues at the time that direct channel partners or indirect channel loan purchasers obtain control of the service provided to facilitate their origination or purchase of a loan, which is no earlier than when Sunlight delivers loan documentation to the customer. Sunlight wholly satisfies its performance obligation to direct channel partners, bank partner and indirect channel loan purchasers upon origination or purchase of a loan. Sunlight considers rebates offered by Sunlight to certain contractors in exchange for volume commitments as variable components to transaction prices; such variability resolves upon the contractor’s satisfaction of their volume commitment. For outstanding volume commitments that require the contractor to deliver future loan volume, Sunlight reduces platform fee revenues it recognizes based on its estimates of the contractor’s delivery of future loan volume, which require significant judgment and are based, in part, upon the contractor’s historical volume delivery and Sunlight’s estimates of the contractor’s ability and likelihood to deliver future volume.

Sunlight’s contract pursuant to which its bank partner originates home improvement loans is considered a derivative under GAAP. As such, Sunlight’s revenues exclude the platform fees that Sunlight earns in connection with this contract. Instead, Sunlight estimates the fair value of the contract derivative based upon the present value of net cash flows Sunlight expects to collect under the contract, which predominately consist of the difference of the proceeds Sunlight expects to collect from an indirect channel capital provider at purchase of the loans by such capital provider (the principal balance of loans purchased less the relevant capital provider discount plus unpaid accrued interest on the loans to the date of purchase) and any amounts Sunlight owes to its bank partner in connection with such loans. Upon sale, Sunlight reverses the unrealized estimated fair value of the contract derivative for the loans sold and recognizes the net cash Sunlight receives from the sale within “Realized Gains on Contract Derivative, Net” in Sunlight’s consolidated statement of operations.

Sunlight is obligated to repurchase non-performing loans originated by its bank partner from the date of origination to the date the loans are purchased from Sunlight’s bank partner by a Sunlight indirect channel capital provider. Sunlight does not record loans originated by its bank partner on its consolidated balance sheets (as Sunlight is not the originator of the loans), but Sunlight does record a liability for the losses Sunlight reasonably expects to incur in connection with Sunlight’s guarantee of its bank partner. Sunlight’s measurement of this liability is subject to significant judgement using historical loss experiences to estimate the likelihood that the guaranteed loans will default prior to sale and the severity of the loss Sunlight expects to incur. At December 31, 2020 and 2019, the unpaid principal balance of loans, net of applicable discounts, for guaranteed loans held by Sunlight’s bank partner and delinquent more than 90 days was $0.6 million and $0.9 million, respectively. At March 31, 2021, the unpaid principal balance of loans, net of applicable discounts, for guaranteed loans held by Sunlight’s bank partner and delinquent more than 90 days was $0.2 million.

Financing Receivables

Sunlight records financing receivables for (a) advances that Sunlight remits to contractors on a short-term basis to facilitate the installation of residential solar systems and (b) loans purchased by Sunlight pursuant to the terms of its contracts with its various capital providers and certain five percent (5%) loan participations purchased by Sunlight. Sunlight uses significant judgement in its recognition of interest income and impairment of financing receivables.

Interest Income

Loans (including Sunlight’s participation interests in such loans) with respect to which Sunlight expects to collect the unpaid principal balance and interest payments as they become due are considered performing loans. Sunlight accrues interest income on performing loans based on the unpaid principal balance and contractual terms of the loan. Interest income also includes discounts associated with the loans purchased as a yield adjustment using the interest method, or on a straight-line basis when it approximates the interest method, over the loan term. Sunlight expenses loan origination costs for loans acquired by Sunlight (including its participation interests in loans) as incurred. Sunlight does not accrue interest on loans placed on non-accrual status or on loans where the collectability of the principal or interest of the loan are deemed uncertain.

Loans are considered past due or delinquent if the required principal and interest payments have not been received as of the date such payments are due. Generally, loans, including impaired loans, are placed on non-accrual status (i) when either principal or interest payments are 90 days or more past due based on contractual terms or (ii) when an individual analysis of a borrower’s creditworthiness indicates a loan should be placed on non-accrual status. When a loan owned by Sunlight is placed on non-accrual status, Sunlight ceases to recognize interest income on the loans and reverses previously accrued and unpaid interest, if any. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income may only be recorded on a cash basis after recovery of principal is reasonably assured. Sunlight may return a loan to accrual status when repayment of principal and interest is reasonably assured under the terms of the loan or the restructured loan, as the case may be.

Advances made to contractors under Sunlight’s contractor advances program or prefunding program are created at par and do not bear, and therefore do not accrue, interest income.

Allowance for Losses

The allowance for financing receivable losses represents Sunlight’s best estimate of probable credit losses arising from financing receivables. Sunlight’s allowance for financing receivable losses is evaluated at least quarterly, and based upon management’s assessment of several factors including historical losses, changes in the nature and volume of financing receivables, overall portfolio quality, and existing economic conditions that may affect the customer’s ability to pay. Although management uses the best information available, the evaluation of these indicators of impairment requires significant judgment by Sunlight’s management to determine whether failure to collect contractual amounts is probable as well as in estimating the resulting loss allowance. Future adjustments to the allowance for financing receivable losses may be necessary due to economic, operating, regulatory and other conditions beyond Sunlight’s control. Sunlight believes that its allowance for financing receivable losses is adequate to cover probable loan losses. However, actual losses, if any, could materially differ from management’s estimates.

Estimates of Sunlight’s Equity Value

Sunlight’s equity has not historically traded on active market and the value of Sunlight’s equity relies upon significant judgement and estimates based on unobservable inputs. Sunlight’s management estimates the fair value of Sunlight’s equity, with assistance from an independent third-party valuation consultant, as determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants. The valuation of Sunlight’s equity involves estimates based on (a) the expectation of future cash flows that Sunlight will generate, discounted to the present using a rate based on rates of return available from alternative investments of similar type, quality, and risk and (b) application of a valuation multiple derived from a comparison of Sunlight to publicly traded comparable entities’ valuation (as adjusted for observable differences in growth, profitability, risk, and operations). Once Sunlight estimates the aggregate value of its equity, Sunlight allocates its equity value among the various equity interests using the preferred interests’ liquidation preferences, participation rights, distribution policy, and conversion rights to determine how proceeds from a liquidity event is distributed among the various equity interests at a future date.

As more fully described in Note 7 in the notes accompanying Sunlight’s financial statements included elsewhere in this proxy statement/prospectus, Sunlight applied a hybrid probability-weighted expected return valuation method at each of December 31, 2020 and March 31, 2021, which incorporated two scenarios: (a) a scenario using a market valuation approach that assumed Sunlight completed the Business Combination and (b) a remain private scenario that used the aforementioned valuation approach.

Equity Interests Subject to Possible Redemption

Sunlight accounts for equity interests subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable equity interests (including equity interests that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Sunlight’s control) is classified as temporary equity and measured at the higher of the equity interest’s redemption value or capital account carrying value. Sunlight classifies warrants exercisable in its equity interests classified as temporary equity as liabilities, which Sunlight carries at fair value.

Equity-Based Compensation

Sunlight has granted equity-based compensation awards that vest contingent upon one or more of the following conditions: (a) time-based service, (b) performance conditions based upon Sunlight’s equity value, as determined by Sunlight’s board or directors or a qualifying sale of Sunlight’s equity, achieving certain contractual thresholds, and (c) whether Sunlight issues Class A Units in-kind to satisfy the preferred return on Class A Units during the award’s vesting period until May 25, 2023 (provided that these awards are subject to the additional vesting requirements of (a) and (b) above). Sunlight generally expenses the grant-date fair value of these equity-based compensation awards over the required service period, but not before Sunlight deems applicable performance conditions probable.

Derivative Asset

Sunlight’s contract under which Sunlight arranges loans for the purchase and installation of home improvements other than residential solar energy systems contain features determined to be embedded derivatives from its host. Embedded derivatives are separated from the host contract and carried at fair value when the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and a separate, standalone instrument with the same terms would qualify as a derivative instrument. The derivative is measured both initially and in subsequent periods at fair value, with changes in fair value recognized on the statement of operations.

Sunlight uses a discounted cash flow model to value its derivative asset using various key assumptions, such as estimation of the timing and probability of expected future cash flows and selection of a discount rate applied to future cash flows using Sunlight’s implied credit risk.

Sunlight Rewards™ Program

The Sunlight Rewards™ Program is a proprietary loyalty program that Sunlight offers to salespeople selling residential solar systems for Sunlight’s network of contractors. Sunlight records a contingent liability under ASC 450-20 Loss Contingencies using the estimated incremental cost of each point based upon the points earned, the point redemption value, and an estimated probability of point redemption consistent with Sunlight’s historical redemption experience under the program. When a salesperson redeems points from Sunlight’s third-party loyalty program vendor, Sunlight pays the stated redemption value of the points redeemed to the vendor. If all points earned under the Sunlight Rewards™ Program were redeemed at December 31, 2020 and 2019, Sunlight would pay $1.3 million and $0.2 million, respectively, of which Sunlight recorded liabilities of $0.8 million and $0.1 million. If all points earned under the Sunlight Rewards™ Program were redeemed at March 31, 2021, Sunlight would pay $1.6 million, of which Sunlight recorded a liability of $1.0 million.

Emerging Growth Company

As an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Sunlight is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Unless otherwise stated, Sunlight elected to adopt recent accounting pronouncements using the extended transition period applicable to private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

Sunlight also intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as Sunlight qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Recent Accounting Pronouncements Issued, But Not Yet Adopted

See Note 2 — “Summary of Significant Accounting Policies” in the notes accompanying Sunlight’s consolidated financial statements.

Related Party Transactions

Sunlight has entered into management agreements with certain affiliates. In 2020, Sunlight paid an aggregate of $0.4 million in management fees under these agreements. For the three months ended March 31, 2021, Sunlight has paid an aggregate of $0.1 million in management fees under the agreements. The agreements will be terminated in connection with the closing of the Business Combination. For additional information, see Note 8 of the accompanying consolidated financial statements of Sunlight.

Quantitative and Qualitative Disclosures About Market Risk

Sunlight’s operations are limited to activity in the United States. These operations expose Sunlight to a variety of market risks, including the effects of changes in interest rates, changes in the credit markets, and general macroeconomic conditions. Sunlight monitors and manages these financial exposures as an integral part of its overall risk management program.

Market Risk

Sunlight’s business, the consumer financial services industry, its contractors’ and its capital providers’ businesses are all sensitive to macroeconomic conditions. Economic factors such as interest rates, changes in monetary fiscal and related policies, market volatility, consumer confidence, the cost of energy and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified borrowers to take out loans. Such conditions are also likely to affect the ability and willingness of borrowers to pay amounts owed to Sunlight’s capital providers. Additionally, increases in the cost of solar related to increases in the cost of materials or applicable labor as compared to traditional or other alternative sources of power or material changes in the regulatory environment for instance impacting the continuing availability of the ITC could affect demand for residential solar systems. The occurrence of these factors could have a material adverse effect on Sunlight’s business, results of operations and financial condition.

In the normal course of business, Sunlight is exposed to market risk and has established policies designed to protect against the adverse effects of this exposure. General economic conditions and the willingness of its capital providers to deploy capital in the consumer industries within which Sunlight operates impacts Sunlight’s performance. The facilitation of new loans through Sunlight’s proprietary technology-enabled POS financing platform, Orange®, and the platform fees that Sunlight earns from facilitating solar loans and the realized gains that Sunlight recognizes on home improvement loans, is dependent upon sales and installations of solar systems and other home improvements, respectively. Contractors’ sales may decrease or fail to increase due to factors outside of their control, such as the macroeconomic conditions referenced above, business conditions affecting the industry or the region or changing regulatory environments in which they operate. Weak economic conditions also could extend the length of contractors’ sales cycle and cause prospective borrowers to delay making (or not make) purchases of residential solar systems or home improvements. The decline of sales by contractors in Sunlight’s network, generally and for any reason, will result in reduced funded loan volume and associated fee income or gains, as the case may be, for Sunlight, which could materially adversely affect Sunlight’s business, results of operations and financial condition.

Indirect Channel

Sunlight maintains certain risks as to loans that are originated by Sunlight’s bank partner and until such loans are purchased by a Sunlight indirect channel capital provider. During such time, Sunlight has risk related to the credit performance of such loans. To the extent any such loan defaults while owned by Sunlight’s bank partner, Sunlight is required to repurchase such loan. As well, the price at which an indirect channel capital provider is willing to purchase loans from Sunlight’s bank partner’s balance sheet may be impacted by movements in the interest rate or credit markets, which translates to higher capital provider discounts charged to Sunlight, which could materially decrease the platform fees or realized gains that Sunlight is able to earn associated with such loans and could materially and adversely impact Sunlight’s results of operations.

Direct Channel Capital Provider Discount

The price at which a direct channel capital provider is willing to fund a loan facilitated by Sunlight may be impacted by movements in the interest rate or credit markets, which could translate to higher capital provider discounts charged to Sunlight which, in turn, could materially decrease the platform fees or realized gains that Sunlight is able to earn associated with such loans and could materially and adversely impact Sunlight’s results of operations.

Contract Derivative

The arrangement with Sunlight’s bank partner to originate home improvement loans is considered a derivative under US GAAP. As such, Sunlight’s revenues exclude the platform fees that Sunlight earns from the sale of home improvement loans from the bank partner’s balance sheet. Instead, Sunlight records realized gains on the derivative upon such sale. The value of the derivative is dependent, in part, on LIBOR and if that index were to increase materially, it would have a material impact on the value of the derivative.

Concentration Risk

Sunlight’s business currently is concentrated on point of sale financing of U.S. residential solar systems and home improvements by connecting capital providers wishing to maintain a balance sheet of solar and/or home improvement loans and homeowners that wish to finance their related purchases. As a result, Sunlight is more susceptible to fluctuations and risks particular to U.S. consumer lending market than a more diversified company with businesses outside of the consumer lending market would be, and more specifically as to factors that may drive the demand for residential solar systems and other home improvements. Sunlight’s business concentration could have an adverse effect on its business, results of operations and financial condition.

Interest Rate Risk

Sunlight’s outstanding debt under its prior credit facility was $14.6 million at March 31, 2021. Interest on borrowings under the prior credit facility bear interest on the outstanding daily balance thereof, at a per annum rate equal to 0.75% above the prime rate (not to decrease below 5.5%). Based on the outstanding balance under the Company’s prior credit facility at March 31, 2021, an increase of 100 basis points in the prime rate would not cause a change in annual interest expense, due to the fact that the prime rate is currently so far below the floor. On April 26, 2021, Sunlight entered into the Loan and Security Agreement. The Loan and Security Agreement, which replaces Sunlight’s prior $15.0 million credit facility, has a borrowing capacity of up to $30.0 million and matures on April 26, 2023. Borrowings under the Loan and Security Agreement accrue interest at a rate equal to the greater of (i) 5.0% and (ii) the prime rate plus 1.75% per annum.

INFORMATION ABOUT SUNLIGHT

Company Overview

Sunlight is a business-to-business-to-consumer, technology-enabled point-of-sale (POS) financing platform that provides residential solar and home improvement contractors the ability to offer seamless POS financing to their customers when purchasing residential solar systems or other home improvements. The resulting loans are funded by Sunlight’s network of capital providers who, by partnering with Sunlight, gain access to a difficult-to-reach loan market, best-in-class consumer credit underwriting and attractive risk adjusted returns. These loans are facilitated by Sunlight’s proprietary technology platform, Orange®, through which Sunlight offers instant credit decisions to homeowners nationwide at the POS on behalf of Sunlight’s various capital providers. Since Sunlight’s founding in 2014, Sunlight has facilitated over $4.0 billion of loans through the Sunlight Platform in partnership with over 1,200 contractor relationships.

Sunlight’s success is fueled by its strong and intentional culture based on core values such as honesty, fairness and scrappiness. Sunlight’s culture encourages Sunlight teammates to work collaboratively with Sunlight’s contractor and capital provider partners, and the consumers they serve, to find the right result to business challenges and to deliver white-glove service. Also core to Sunlight’s values is a passion for Sunlight’s business and the societal benefits that the business funds. To date, Sunlight has facilitated loans to more than 100,000 homeowners who, as a result, have had the opportunity to save money on their utility bills and choose renewable energy over carbon-producing traditional sources of power. As of the end of 2020, residential solar systems and energy efficient home improvement products, facilitated through Sunlight financings, have eliminated an estimated 10.3 million metric tons of carbon dioxide from the atmosphere. Sunlight has also executed the United Nations Climate Neutral Now Pledge, and its business was certified as carbon neutral for its fiscal year 2020. Sunlight will continue to pursue certification for carbon neutrality in the future.

Sunlight’s core business is facilitating loans made by Sunlight’s various capital providers to the consumer customers of residential solar contractors. Sales of Sunlight-facilitated loan products are made by contractors in the context of selling residential solar systems to consumers, allowing homeowners to go solar with no money down, and in most cases, immediately saving money on their utility bills and often saving a significant amount of money over the life of their solar system. While only approximately 20% of residential solar system sales were financed with solar loans in 2015, an estimated 63% of residential solar loan sales were financed with solar loans in 2020, according to Wood Mackenzie. Solar loans made to finance residential solar systems through Sunlight’s Platform are made exclusively to homeowners. Sunlight believes that homeowners generally have better credit characteristics than other consumer groups. As of January 2021, the average FICO score of all solar borrowers financed through Sunlight’s Platform is 747. Both the generally strong credit profile of solar loan borrowers and attractive risk-adjusted returns on solar loans to capital providers have enabled Sunlight to build a diversified network of capital providers to fund the solar loans facilitated by Sunlight’s Platform.

Loan providers in the residential solar industry compete primarily on process (customer and contractor experience), pricing and products. Orange® offers contractors robust tools to sell more solar systems and home improvements and homeowners a fast, fully-digital and frictionless experience. Because Sunlight has diverse funding sources, Sunlight is able to offer a large suite of competitive loan products that include multiple loan structures and combinations of interest rates and tenors.

Sunlight’s revenue is primarily from platform fees earned on each solar and home improvement loan facilitated through Orange®. The platform fee is generally equal to the margin between the dealer fee charged to the contractor by Sunlight for each loan facilitated through Orange® and the discount at which Sunlight’s capital provider either funds or purchases such loan (as described in more detail below). The best-in-class credit quality of Sunlight-facilitated loans attracts diverse and attractively-priced capital (the “price” to Sunlight being the amount that a capital provider will pay to originate or purchase a Sunlight-facilitated loan), ensuring that Sunlight can offer competitive pricing to its network of contractors while still earning attractive margins. Sunlight’s business model is asset-light and therefore Sunlight has minimal consumer credit risk. Sunlight does not earn material revenue from loans maintained on its balance sheet.

Sunlight’s Technology-Enabled POS Financing Platform and Loan Facilitation

Sunlight’s Platform, Orange®, connects residential solar system contractors, homeowners desiring to finance the purchase of a residential solar system and capital providers interested in participating in the high quality but fragmented (and therefore difficult to access) consumer solar loan lending market. The figure below illustrates Sunlight’s role in facilitating loans, which is to connect key market participants to meet each party’s business needs through Orange®:

Orange® provides contractors and homeowners with access to a user-friendly, intuitive and efficient process to obtain residential solar system financing. Orange® walks the contractor through the sales process from the prequalification of the potential customer’s credit, through the initial credit application and decisioning and through loan funding. At the same time, Orange® provides contractors with an integrated back-end system to support individual transactions, contractor pipeline reviews and other innovations that Sunlight believes make providing financing through Orange® a significant value-add to the contractor’s business.

The process begins when a homeowner is considering the purchase of a solar system or other home improvement product from one of over 1,200 contractors with which Sunlight partners. Through the contractor’s access to Orange®, the contractor can offer the homeowner the opportunity to prequalify for credit or submit a credit application directly through the Sunlight Platform. Prior to submission of a credit application, the contractor can review with the homeowner multiple loan product offerings and use Sunlight’s multi-quote calculator in Orange® to compare estimated payment information for the loan products that interest the customer. Once the loan product is selected and the credit application is submitted, Sunlight’s instant credit-decisioning process produces a credit decision based on Sunlight’s tiered and proprietary credit strategy. If the homeowner is approved for credit, Sunlight’s loan allocation engine directs the credit application to a specific Sunlight capital provider based on product choice and other proprietary allocation criteria, and all relevant loan documentation is produced and delivered through Orange® to the homeowner electronically for execution and secure upload. The contractor experience through Orange® includes additional features, such as automated title check, income reasonableness determination and fraud validation, amongst others, facilitating the ease and efficiency of the Orange® loan facilitation experience and ensuring robust risk management on behalf of Sunlight’s capital providers.

Orange® also provides contractors with a robust pipeline management tool to ensure transparency to loan status. The contractors in Sunlight’s network can view their pipeline of transactions and open submission requirements to assure timely payment. Accessibility to Sunlight’s Platform, beyond the Orange® web address, includes the ability to integrate Orange® into a contractor’s own website via a flexible application programming interface, or API, and mobile app capability. The salespeople selling residential solar systems or other home improvements for Sunlight’s network of contractors (whether internal to such contractor or employed by a third-party sales organization that is engaged by a contractor in Sunlight’s network) are eligible to participate in Sunlight’s proprietary loyalty program, Sunlight Rewards™, and earn valuable points for selling Sunlight-offered loans. Participating individuals selling residential solar systems earn points based on each sale following Sunlight’s initial approval to proceed with system construction. Participating individuals selling other home improvements earn points following the full disbursement of each home improvement loan. All participants can gain “status” for their overall loyalty by increasing the number of Sunlight-offered loans that they sell. This status can increase the number of points a participant can earn for any individual sale financed by a Sunlight-offered loan. Participants can track their points and status and choose to redeem points for an array of quality awards, all within Orange®. Sunlight partners with a third-party vendor to perform all of the reward fulfillment functions associated with Sunlight Rewards™. For all expected redemptions under Sunlight Rewards™, Sunlight maintains an expense on its balance sheet based on the cash value of the applicable points.

Relationships with Contractors

Sunlight’s expansive network of more than 1,200 residential solar system and other home improvement contractors, supported by a differentiated set of tools and services offered through Orange®, constitutes the distribution channel through which Sunlight builds funded loan volume and earns fee income. The ability to finance residential solar systems on terms that typically translate to immediate saving for homeowners on their utility bills and significant amounts in lifetime savings has materially contributed to the strong growth in the number of residential solar systems installed in the United States over the last five years. Sunlight attracts and builds strong relationships with residential solar system contractors of all sizes in key solar markets by prioritizing innovations in Orange® and providing services that assist the contractors in growing their own businesses. Sunlight’s team of business development and relationship management professionals provides hands-on support to these contractors. Sunlight believes that innovations such as prequalification capabilities, easy and secure document upload features, reliable next day funding and Sunlight’s short-term capital advance program (as described more fully below), amongst other innovations, both attract new contractors to Sunlight’s network and build loyalty and deepen Sunlight’s existing contractor relationships. In addition, Sunlight’s diverse set of capital providers enables Sunlight to offer its network of contractors a wide array of loan products that vary as to structure, interest rate and tenor, and thereby permits Sunlight’s network of contractors to offer the products that best serve their markets, and all at competitive pricing. These benefits to Sunlight’s existing network of contractors translate to deeper penetration of the contractors’ sales, which is an important contributor to the growth of Sunlight’s market share and revenue.

Sunlight started its business in 2014 and developed key anchor partnerships with a residential solar contractor in 2016. Beginning in 2017 and through 2018, Sunlight focused on building and diversifying its contractor relationships and continues that process today. In 2020, as compared with 2019, Sunlight grew its solar contractor base by more than 60%. Sunlight believes that its strong relationships with the existing contractors in Sunlight’s network, the continued growth in the number of contractor relationships, and the various competitive loan products and sales tools in Orange® that Sunlight can offer those contractors have been and will continue to be key components of Sunlight’s increased market penetration, growth in funded loan volume and revenue.

Relationships with Capital Providers

Sunlight’s business model is dependent on its ability to connect its capital providers, who wish to build a portfolio of residential solar system loans, to the homeowner customers of the contractors in Sunlight’s distribution network, who wish to finance the purchase of a residential solar system. Sunlight earns a platform fee on each solar and home improvement loan facilitated through Orange®. The platform fee is generally equal to the difference, or the margin, between (i) the dealer fee that Sunlight charges to contractors for access to Orange® and for making the various Sunlight-offered loan products available to such contractors and (ii) the capital provider discount charged by the relevant capital provider either funding or purchasing the loan in the direct and indirect channels, respectively (as described below). Sunlight’s business is therefore heavily dependent upon the availability of capital on attractive economic terms. Sunlight believes that it offers capital providers an attractive value proposition due to its industry-leading consumer credit underwriting, the attractive risk-adjusted returns that Sunlight’s capital providers earn relative to other asset classes, the access that Sunlight’s Platform provides to a unique and growing asset class that may reduce volatility in the ability to deploy capital, and the ability to access new customers for very little cost.

Sunlight engages with its capital providers not just as funding sources but as funding partners. As with Sunlight’s network of contractors, Sunlight works closely with its capital providers to understand and address their business needs as related to the residential solar loan industry. Matters related to loan product, credit strategy, contractor commercial underwriting and consumer protection practices are considered and designed in tandem with the goal of creating a robust and growing channel for funded loan volume. Additionally, through Orange®, Sunlight’s capital providers can track and manage the pipeline of solar loan volume allocated to that capital provider. Sunlight’s relationships with its diverse and growing network of capital providers provides significant flexibility to source competitively priced capital. Since the acquisition of Sunlight’s initial flow capital funding source in 2016, the number of capital providers funding Sunlight-facilitated solar loans has increased materially and, more importantly, all of Sunlight’s direct channel capital providers have significantly increased their commitments to fund solar loan volume.

Sunlight categorizes its capital providers as being either in Sunlight’s direct or indirect channel. Sunlight maintains both channels to provide diversification of funding sources, access to funding for different types of loan products and for other strategic purposes. The ability of Sunlight to allocate loans to various capital providers, as well as the availability of the two different funding channels, creates flexibility and allows Sunlight to respond nimbly to shifting market conditions.

Direct channel capital providers fund Sunlight-facilitated solar or home improvement loans one-by-one directly onto their balance sheet via Orange®. Sunlight’s direct channel capital providers are depository institutions with the power and authority to originate loans such as banks and credit unions. Generally, direct channel capital providers choose to service the loans they originate.

In the indirect channel, Sunlight’s solar loan allocation engine directs the solar loans to be funded on the balance sheet of Sunlight’s intermediary bank partner. These loans are aggregated, pooled and sold to indirect channel capital providers that cannot, or do not wish to, directly originate solar loans. The indirect channel capital provider relationship allows Sunlight to access a broader range of capital, which may include, among others, credit funds, insurance companies and pension funds. Indirect channel capital providers present a unique opportunity for Sunlight to access high quality and significant sources of funding that are diverse from traditional depository sources.

Sunlight’s Culture and Core Values

Sunlight’s management believes that delivering value to Sunlight’s investors requires good governance, transparency and a prioritization of Sunlight’s core values in making decisions and conducting its business. The Sunlight culture is intentional and is premised on a view that how Sunlight wins is equally important as winning itself. Sunlight recruits, develops and trains its team to embody this philosophy. Values such as fairness and honesty inform Sunlight’s relationships with its contractor network and capital providers, but also, for instance, how Sunlight’s call center interacts with homeowners in addressing their questions and beyond. Sunlight’s talent focus empowers Sunlight team members to act and is coupled with an expectation that their scrappiness and passion for Sunlight’s business creates a client focused intensity to drive for Sunlight’s success as well as the success of Sunlight’s partners. These values have been key to Sunlight’s strong operating results and Sunlight believes that preserving this culture is critical to its continued growth.

Sunlight’s Target Markets and Market Opportunities

Solar System Loan Market

Sunlight provides financing solutions for both the residential solar and home improvement industries. The market opportunity to finance residential solar systems is significant and growing. Homeowners’ increased opportunities to finance residential solar systems on terms that typically translate to immediate saving on their utility bills and significant amounts in life-time savings, the increased availability of residential solar system components at attractive prices, together with society’s gravitation to more environmentally sustainable power solutions, is driving the strong and ongoing development of the residential solar industry and, as a part of that industry, the solar loan market. According to Wood Mackenzie, the residential solar market has expanded from $8 billion in 2015 to almost $12 billion in 2020 and is projected to reach $13 billion in 2021. Approximately 63% of residential solar system sales are financed and Sunlight estimates that it is currently serving approximately 19% of that portion of the loan market, based on information obtained through Wood Mackenzie. Sunlight’s year-on-year growth in funded solar loan volume has outpaced the industry growth since inception, growing by 78% in 2019 over 2018 and another 36% in 2020 over 2019, implying that Sunlight’s business is growing with the market but also that Sunlight is increasing its market share.

Due to the highly localized nature of solar system installation and the many contractors selling solar, from local partnerships to larger public companies, this target consumer lending market is relatively fragmented across the country and difficult to reach in any appreciable volume by traditional third-party lenders. Sunlight reaches this market on behalf of its capital providers by partnering with contractors nationwide to offer its loan products through Orange®. The loan products offered through Orange® are primarily designed to target prime and near-prime borrowers who seek competitive financing opportunities. Orange® provides instant credit decisions at the POS, which provides a unique advantage to Sunlight and its capital providers of being the first financing option that consumers buying residential solar systems consider, and Sunlight’s intuitive and user-friendly process makes it easy for contractors to complete the financing transaction simultaneously with the sale of the solar system. This results in additional opportunities for contractors to quickly close sales using Orange® rather than experiencing the delay and uncertainty that would result from the introduction of third-party lenders. Sunlight believes that the residential solar market will continue to expand significantly each year and that Sunlight is well-positioned, through its relationships with contractors and its ability to create relationships with new contractors through its experienced sales team, to continue to grow.

Sunlight’s established ability to source additional contractor relationships presents a compelling value proposition to banks, credit unions and non-bank financing partners, which have traditionally been constrained in their ability to reach fragmented consumer lending markets. Sunlight believes its successful aggregation of lending opportunities with strong credit using Orange® provides loan volumes large enough to attract high-quality capital providers that provide competitively priced capital. Since inception, Sunlight has been successful in expanding its network of capital providers and increasing commitments from existing capital providers, ensuring that Sunlight can provide tailored, competitively priced lending options to contractors and consumers.

Home Improvement Loan Market

In 2019, Sunlight entered the home improvement market. Sunlight’s market opportunity for the financing of home improvement loans provides an additional growth and business diversification opportunity via a market that is similar to the residential solar industry in that it is relatively fragmented and hard to access for lenders because it is sold through a large market of primarily local and regional contractors. According to Joint Center for Housing Studies of Harvard University, the total home improvement market is estimated at approximately $400 billion in 2020. It is estimated by the United States Census Bureau that of the $400 billion annual U.S. home improvement loan market, approximately 29% of expenditures are related to energy efficient home improvements. Sunlight to date has elected to build its home improvement business organically and currently serves a small, but quickly growing, portion of that market. Although Sunlight believes that the market opportunity for Sunlight to finance home improvement loans is substantial, through the first quarter of 2021 the funded loan volume and revenue relating to home improvement loans have represented only an immaterial portion of Sunlight’s total funded loan volume and revenues during any period (a maximum of only approximately 5%, which occurred in the first quarter of 2021). Sunlight’s home improvement loan business model is nearly identical to Sunlight’s solar loan business model in that Sunlight’s business is conducted through Orange®, offering most of the same features to Sunlight’s network of home improvement contractors as Sunlight offers to its network of residential solar contactors. Further, Sunlight’s quickly growing network of home improvement contractors constitute the distribution channel for the loan products offered by Sunlight’s capital providers to the customers of these contractors. Sunlight has expanded its home improvement contractor network to approximately 440 as of December 31, 2020. Additionally, capital providers seeking to access the fragmented home improvement consumer lending market benefit from the same relationship factors and Sunlight credit underwriting and risk management as Sunlight’s residential solar loan capital providers. Sunlight’s expected source of revenue from the home improvement sector is also derived from the difference, or margin, between the dealer fee that Sunlight charges its network of home improvement contractors and the discount that Sunlight’s home improvement capital providers will charge to Sunlight to fund (for direct channel home improvement capital providers) or purchase (for indirect channel home improvement capital providers) the Sunlight-facilitated home improvement loans.

While the home improvement industry offers a significant opportunity for Sunlight to grow its business, the home improvement industry poses unique challenges. Home improvement projects tend to vary significantly in size, with minimum loan balances at $500 (far below minimum solar loan balances of $10,000) which can pose a unique credit profile for the consumer of such projects and related financing. In addition, the home improvement market requires far less specialization as compared to the specialization required for the installation of solar panels, which means that the home improvement market is even more fragmented, with home improvement projects of all sizes often being offered by smaller, local contractors across the country. Greater fragmentation will require Sunlight to develop a relatively larger network of home improvement contractors, and because of the lower loan balance to facilitate more transactions, to achieve the loan volume capital providers require to enter a specific consumer lending market. Notwithstanding these challenges, Sunlight is growing its home improvement contractor network rapidly, has engaged capital providers and has an experienced home improvement sales and management team. Sunlight believes that it is well positioned to capitalize on its experience in the residential solar industry and Orange® to build a successful home improvement loan business.

Sunlight’s Business Model and Operating Leverage

Homeowners wishing to finance their solar systems or other home improvement purchases work with their contractor to submit a loan application to Sunlight through Orange®. Sunlight charges the contractor a dealer fee for access to Orange® and the ability to offer customers attractive loan financing options at the POS. The dealer fee is an agreed-upon percentage of the loan balance which is the amount of the purchase price to the consumer for the solar system or other home improvement being purchased. Dealer fees are negotiated between Sunlight and the various contractors in Sunlight’s network based on the risk tier of the dealer, loan funding volume produced from the relationship, the specifics of the loan products that a contractor wishes to offer its customers and other factors.

Sunlight’s direct channel capital providers fund loans directly to Sunlight, generally at a discount to the loan balance, and Sunlight’s indirect channel capital providers purchase loans from Sunlight’s bank partner, also generally at a discount to the loan balance. The discount to the loan balance at which a capital provider funds or purchases a loan is referred to as the capital provider discount.

Sunlight earns a platform fee for each loan facilitated through Orange®. The platform fee is generally equal to the difference, or margin, between the dealer fee charged to the contractor by Sunlight for each loan facilitated through Orange® and the capital provider discount charged to Sunlight by the relevant capital provider funding or purchasing such loan. When a loan is funded by a Sunlight direct channel capital provider, Sunlight earns a platform fee when such loan is funded. When a loan is funded in the indirect channel by Sunlight’s bank partner, Sunlight earns a platform fee when such loan is sold by Sunlight’s bank partner to an indirect channel capital provider. The platform fee that Sunlight earns varies based on the loan product and the negotiated pricing terms with both Sunlight’s capital providers and the various contractors in Sunlight’s network.

Because Sunlight does not generally make loans or fund loans on its own balance sheet, but rather earns a fee to act as the facilitator of the loans made by Sunlight’s capital providers, Sunlight retains relatively limited consumer credit risk in the lending process. The limited consumer credit risk is primarily short-term in nature and is taken on in the context of Sunlight building portfolios of loans on the balance sheet of its bank partner for sale to its indirect channel capital providers. Sunlight also owns a small portfolio of loan participations (at 5% per loan) required by an early indirect channel capital provider. Loans on Sunlight’s balance sheet constitute an immaterial source of revenue. For addition information, please see the Risk Factor captioned “During the period from March 31, 2020 to March 31, 2021, Sunlight funded approximately 9% of its total solar system loan volume and, during the period from March 31, 2020 to March 31, 2021, 100% of its home improvement loan volume through a bank partnership arrangement. Pursuant to the terms of that arrangement, Sunlight must arrange for the sale of the loans to a third party within 180 days from origination for solar system loans and, beginning on August 1, 2021, for any home improvement loans that have been on its bank partner’s balance sheet for greater than 12 months, subject to certain exceptions. If Sunlight is not able to arrange these sales, Sunlight may be required to purchase all or a portion of these loans….” Total consumer credit losses on loans made through Sunlight’s Platform and borne by Sunlight in 2020, 2019 and 2018, respectively, were approximately $1.2 million, $0.8 million and $0.5 million. Total consumer credit losses on loans made through Sunlight’s Platform and borne by Sunlight for the three months ended March 31, 2021 and 2020, respectively, were approximately $0.8 million and $0.3 million.

The chart below describes Sunlight’s primary economic model drivers.

As Sunlight earns a platform fee on a per loan basis when a loan is funded or purchased, Sunlight’s top-line revenue is driven primarily by funded loan volume in the direct channel and, in the indirect channel, the loans sold to indirect capital providers. A strong and developing residential solar market, combined with Sunlight’s Platform that is scalable within and across asset classes and other (and continuing) innovations around new loan products and proprietary sales tools, supports Sunlight’s expectation of continued material growth in funded loans. Additionally, Sunlight has significant operating leverage with expenses that are weighted to fixed costs as compared to the variable cost components. Sunlight’s operating leverage has been, and Sunlight believes will continue to be, a material driver of increases in Sunlight’s profitability. Sunlight’s operating expenses, as a percentage of revenue, have decreased from 126% in 2017 to 58% in the second half of 2020, and Sunlight believes that its operating leverage will continue to increase materially in the future as its funded loan volume grows.

Additional discussion of drivers of Sunlight’s business model and revenue streams, as well as other factors and business initiatives are discussed below. See — “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight.”

Risk Management

Sunlight uses a multipronged risk management approach, leveraging the strengths of management’s experiences across a broad spectrum of consumer and commercial markets, which Sunlight believes is important to Sunlight’s ability to attract capital on economic terms beneficial to Sunlight and, thereby, to permit Sunlight to offer loan products consistent with consumer demands. First, Sunlight’s disciplined consumer credit underwriting produces funded loan volume with excellent credit quality relative to the credit quality of Sunlight’s closest competitors. Sunlight’s risk management begins with the requirement that its borrowers are the homeowners of the relevant properties, which drives positive borrower selection. Through Orange®, Sunlight deploys its proprietary credit strategy to leverage credit bureau data, such as FICO scores and tradeline data including depth of file, derogatories, bankruptcy history and certain other proprietary attributes and other non-credit bureau data, such as title and debt-to-income information. In 2020, Sunlight’s funded solar loans carried an average FICO score of 747 and a debt-to-income ratio of approximately 30%. Through March 31, 2021, Sunlight’s funded solar loans carried an average FICO score of 754 and a debt-to-income ratio of approximately 32%. Additionally, Sunlight’s loan products are designed to include strong collateral and legal remedies. Sunlight’s solar loans are secured by purchase money security interests (“PMSIs”) on the purchaser’s panels and related equipment, as evidenced by UCC-1 financing statements and fixture filings on the purchased panels and related equipment. PMSIs are senior in priority on such panels and equipment to the mortgage held by a borrower’s mortgage lenders. The PMSI provides notice of bankruptcy or foreclosure, providing an opportunity to recover on the solar loan without the expense and distraction of physically recovering the actual solar panels. Loan terms also include the ability to terminate solar loan power generation, which does not cut off a borrower’s access to power, but does, in many cases, increase a homeowners’ cost of power and therefore helps deter delinquencies and defaults. Sunlight home improvement loans are unsecured, and in 2020 carried an average FICO score of 754 and a debt-to-income ratio of approximately 28%.

Second, Sunlight has established a robust commercial underwriting and ongoing monitoring process to assure that the quality of the work product, solar system construction, financial condition (to support construction processes and provide post construction warranty support) and legal compliance practices of the contractors in Sunlight’s network. Residential solar system sales, financing and installation generally occurs in four steps: (1) the sale of the system; (2) system planning and processing; (3) system installation; and (4) interconnection to the local power grid. The sale of a solar system, while previously most commonly occurring at the home of the potential customer, is now being conducted primarily online and via telephone. Contractor sales teams make cold-calls or follow up on previously obtained leads to review with homeowners the value of purchasing a residential solar system: to realize substantial savings on the homeowner’s utility bills over the life of the system and to contribute to the world-wide effort to reduce carbon in the atmosphere. If the homeowner is interested in financing the purchase of a solar system, the homeowner’s contractor together with the homeowner may access Orange® to submit a loan application, obtain an instant credit decision and review the Sunlight loan products available to such homeowner — all at the initial POS. The second phase of the project, system planning and processing, involves finalizing the design, clearing any remaining loan stipulations that may have been identified during the POS credit approval process, executing loan documentation and receiving Sunlight’s initial approval to proceed with system construction. In the third phase, the contractor will order the required equipment, obtain required permits and complete the installation of the solar system. Once installation is completed, pictures of the completed project are submitted to Sunlight via Orange® and the contractor will request funding. Generally, within 24 hours of such request, Sunlight will fund the contractor the appropriate dollar amount — the loan balance less the applicable dealer fee (with a holdback in some circumstances to support project interconnection). Promptly thereafter, Sunlight is paid by the relevant Sunlight capital provider the loan balance less the previously agreed capital provider discount, thereby reimbursing Sunlight for its prefunding advance to the contractor and, in the case of a direct channel capital provider, enabling Sunlight to retain the related platform fee. If the loan is to be funded by an indirect channel capital provider, Sunlight’s bank partner reimburses Sunlight for the prefunding advance but the related platform fee is not earned by Sunlight until the loan is purchased from Sunlight’s bank partner by an indirect channel capital provider. Funding of the loan at installation initiates booking of the homeowner’s loan and interest accrual, with the initial payment due on the loan by the homeowner 60 days after the loan has been funded. In the fourth and final phase, the solar system is connected to the local utility grid; evidence of this interconnection is provided to Sunlight via Orange® and, if any amounts have been held back, final payment of the withheld amount is made to the contractor.

Because of the broader span of home improvement projects that may be financed through Orange®, the process for sale, design and approval, permitting, construction and other required steps varies from the solar loan process described above. Sunlight generally funds home improvement loans upon project completion. Based on the risk tier of the home improvement contractor as described below, the nature of the project being funded and other proprietary risk criteria, certain of the home improvement contractors in Sunlight’s network may also submit requests through Orange® for and, subject to meeting the applicable requirements, be paid a maximum of two progress payments. Progress payments are funded by Sunlight’s capital provider to the relevant home improvement contractor, less a pro rata portion of the applicable dealer fee. Interest, as applicable, begins to accrue to the homeowner when the progress payment is funded by the capital provider, to the extent funded. The loan balance and related interest, as applicable based on the specifics of the loan product selected by the homeowner/borrower, increases when additional funding for the home improvement project is made to the relevant contractor at project completion.

Most frequently, installation of a residential solar system will take between 120 to 180 days from the time of initial credit approval at the POS. The process can be subject to delays due to manufacturers failing to deliver equipment on time, contractors getting behind schedule, weather, construction issues related to the home on which the panels are to be installed, the ability to obtain required permits or get interconnected in a timely manner and many other circumstances. Home improvement projects can also be subject to delays based on similar concerns. The length of time associated with the process and the complexity of the steps in the sale, design and construction performed by the contractors for both residential solar systems and home improvement projects all create potential risk for Sunlight and its capital providers in the form of commercial credit risk related to the financial condition and liquidity of such contractors and their ability to complete the projects and to pay back any advances that may have been made by Sunlight. Additionally, there are business and legal risks associated with the potential for faulty construction and legal risks associated with the contractor’s sales practices, amongst other potential risks. For this reason, Sunlight has adopted vigorous contractor diligence and monitoring procedures.

Upon the engagement of a contractor into Sunlight’s network, Sunlight diligences credit bureau data and the contractor’s financial and liquidity position, and performs a review of the contractor’s reputation, workmanship warranty offered to its customers and other legal documentation and sales tools used by the contractor. Once onboarded, Sunlight continues to monitor the contractors in its network against these same standards at least annually and, if advisable, more frequently. Also, at onboarding, Sunlight provides training to contractor sales personnel to make certain they are familiar with Orange® and to introduce them to the important consumer protection requirements relevant to the loan sales process. Based on Sunlight’s diligence findings, Sunlight either accepts or declines to include a contractor in its network. Contractors that are accepted are categorized into risk tiers that can drive the periodicity of monitoring, the amount of the original issue discounts, or fees, charged to such contractors by Sunlight and, for solar system contractors, the availability of advances and the amount of any advances, if eligible, as well as other key business terms applicable to the contractor’s relationship with Sunlight.

Additional commercial risk management tools include a Sunlight call center staffed with experienced relationship managers who address customer complaints and facilitate resolution of differences between the contractor and the contractor’s customer as they move through the residential solar system installation and loan funding process. Sunlight’s network of contractors executes program agreements which include covenants and indemnities to address risks to Sunlight and its capital providers that may result from the actions of the contractor in the sales and installation processes of residential solar systems or home improvements financed with Sunlight-offered loan products.

Third, Sunlight maintains an approved vendor list (“AVL”) of residential solar system equipment manufacturers to be used in the construction of residential solar systems. Equipment made by manufacturers on the Bloomberg New Energy Finance quarterly bankability report are eligible for inclusion on Sunlight’s AVL. Sunlight independently diligences any equipment made by a manufacturer not on the AVL or that has been removed from the AVL. In this process, Sunlight uses third party resources to obtain and evaluate the potential credit, operational, reputational and financial risk of the equipment providers. In approving equipment, Sunlight looks for any performance issues known in the market or identified in any industry performance analyses available. Sunlight also requires that the equipment have market standard manufacturers’ warranties. The contractors’ program agreements contain commitments to use the approved equipment in their residential solar installation projects. Sunlight is a member of, and is on the board of, the Solar Energy Industries Association (“SEIA”) and has executed SEIA’s Forced Labor Prevention Pledge, indicating Sunlight’s opposition to the use of forced labor practices in the solar supply chain and supports SEIA’s effort to develop a solar supply chain tracking protocol to track any equipment that may be sourced from companies using forced labor in the solar industries.

Sunlight’s History

Foundations and Proof of Concept

Sunlight was founded in 2014 by principals of Hudson Sustainable Group, LLC (“Hudson Sustainable Group”), including current Sunlight board members Neil Auerbach, the current chairman, and Wilson Chang. Sunlight formed an early relationship with its current bank partner to begin offering solar loans to the customers of residential solar installers looking to offer financing options to their customers. Sunlight’s loan offering capitalized on consumers looking to access residential solar power increasingly interested in owning their own residential solar systems and financing the purchase through a solar loan, as opposed to leasing such systems from third parties or entering into power purchase agreements. Sunlight raised its first institutional equity capital from Tiger Infrastructure Partners LP (together with its affiliates, “Tiger”) in 2015 to support Sunlight’s further development, including hiring the current management team and accelerating Sunlight’s growth.

Early Growth and Establishment of Key Partnerships

In June of 2016, Sunlight was able to upsize the loan funding commitment from its direct channel capital provider to $100 million and a month later established an anchor partnership with a large residential solar system contractor (constituting approximately 32.6% of the residential solar installation market as of December 31, 2015). By the end of fiscal year 2016, funded loan volume facilitated by Sunlight since inception exceeded $90.9 million and Sunlight began to diversify its capital sources and build its contractor network.

Diversification of Contractors and Development of Sunlight’s Proprietary Technology-Enabled POS Financing Platform

During 2017, Sunlight hired a staff of experienced business development and sales members and began focusing on building a national network of contractors to grow and diversify Sunlight’s funded solar loan volume. At the same time, Sunlight increased the funding commitments of its existing capital providers and added new capital providers to support its growing business. In the first half of 2017, Sunlight raised additional capital from Tiger and invested a portion of the proceeds in building Orange®. Proceeds from the 2017 capital raise were also used to expand Sunlight’s existing capital provider relationships and facilitate additional flow loan program relationships with new credit unions and banks as well as to continue growing Sunlight’s sales team and network of contractor relationships. By the summer of 2017, Sunlight had put into place a complete management team with deep experience in credit, finance and solar. By the end of calendar year 2017, Sunlight’s cumulative funded volume of loans since inception exceeded $475 million.

Sunlight’s Continued Growth and Profitability

During the first half of 2018, Sunlight raised additional equity capital from FTV Capital (together with its affiliates, “FTV”) and invested the proceeds in continuing to develop and refine Orange®, which had been launched in the first quarter of that year, as well as to automate Sunlight’s internal operations to accelerate certain processes and offer improved service to its network of contractors and capital providers. These improvements spawned significant growth in Sunlight’s relationships and funded loan volumes. Additionally, Sunlight continued to develop its sales team with the addition of regional sales capability and continued to add funding sources, both direct and indirect. Sunlight was also able to materially upsize the funding commitments of its existing capital providers. Sunlight also established additional contractual relationships with institutional capital providers to provide additional funding for loans and diversify potential funding sources for the Sunlight Platform. By the end of the second quarter of 2018, Sunlight launched Orange®, which allowed Sunlight to integrate information from loan applicants, contractors and capital providers to provide nearly instant credit decisions and a seamless loan facilitation process. By the end of calendar year 2018, Sunlight’s cumulative funded loan volume since inception exceeded $1 billion. By the end of 2019, Sunlight’s funded loan volume exceeded $2.1 billion since inception and Sunlight became profitable as calculated based on GAAP. By the end of 2020, Sunlight’s funded loan volume since inception exceeded $3.5 billion offered through more than 1,000 contractors.

Entry into Home Improvement Loan Market

In the first quarter of 2019, Sunlight launched its home improvement loan business, which is also conducted through Orange®. The characteristics of the approximately $400 billion per year industry, based on the Improving America 2019 Report of the Joint Center for Housing Studies of Harvard University, are sufficiently consistent with the characteristics of Sunlight’s solar business that Sunlight was able to adapt Orange® with minimal new investment. In addition, in 2020, based on a report by the United States Census Bureau, approximately 29% of all home improvement construction projects were related to energy efficiency upgrades or modifications, which is consistent with Sunlight’s values related to sustainability. Sunlight’s expansion into the home improvement loan market was coupled with the expansion of strategic partnerships with distributors and other industry stakeholders to rapidly expand the number of contractor relationships, and that effort is still ongoing. Although Sunlight believes that the market opportunity for Sunlight to finance home improvement loans is substantial, through the first quarter of 2021 the funded loan volume and revenue relating to home improvement loans have represented only an immaterial portion of Sunlight’s total funded loan volume and revenues during any period (a maximum of only approximately 5%, which occurred in the first quarter of 2021). Sunlight’s home improvement loan business is nascent and does not constitute a material portion of Sunlight’s revenue.

Rapid Growth and the Impact of COVID-19

During the first quarter of 2020, Sunlight experienced continued growth in funded loan volumes, which was a continuation of the rapid growth experienced by Sunlight in 2019. The onset of COVID-19 in the U.S. beginning in March 2020 led to a decline in residential solar system sales and a small decline in the funded loan volume in the second quarter of 2020, resulting in a 3% decline in the number of credit approvals and a 15% decline in the volume of loans facilitated by Sunlight and funded during the second quarter of 2020, in each case, as compared to the second quarter of 2019. Sunlight believes that the decline in solar sales after the onset of COVID-19 related to the inability of certain contractors in Sunlight’s network to execute on their traditional sales model, which was door-to-door. However, residential solar sales subsequently rebounded and Sunlight’s funded volumes quickly followed as those systems were installed beginning late in the second quarter and in the third quarter of 2020. Sunlight believes that this recovery was significantly related to a change in sales model by solar contractors to an online process that is more efficient and which is expected to continue. During the years ended December 31, 2020 and 2019, Sunlight funded approximately $1.5 billion and $1 billion, respectively, of new loans. During the three months ended March 31, 2021 and 2020, Sunlight funded approximately $0.6 billion and $0.2 billion, respectively, of new loans, which resulted in cumulative funded loan volume since inception of approximately $4.1 billion and $2.3 billion as of March 31, 2021 and 2020, respectively. Subject to the fluctuations naturally occurring in Sunlight’s business from seasonality as discussed below, Sunlight believes that it will continue to experience funded loan volume consistent with what Sunlight experienced in the first quarter of 2021 and beyond as the residential solar market continues to expand and Sunlight’s penetration in that market also continues to expand.

Sunlight’s Products

Sunlight-offered Solar Loans

Sunlight offers a broad range of solar loan products, varying as to structure, tenor and interest rate, which are focused on differing contractor and consumer objectives and market dictates. Sunlight offers solar loan products structured to support the financing of residential solar systems as well as to meet other homeowner demands such as loans to:

•        finance the acquisition of a solar battery to be retrofit to an existing homeowner solar system;

•        provide financing for a residential solar system plus a new roof in the same loan as is often required to support the addition of the solar panels;

•        finance solar in addition to other forms of home improvement projects; and

•        support recently launched solar roof products (solar roof tiles).

Sunlight’s solar loan products are secured and fixed rate, closed-end term loans. Specific terms are developed to address homeowner financing needs, amongst other factors as discussed below, and include tenors between 5 and 25 years with interest rates per annum ranging from 0.99% to 7.49%. Not all tenors are offered at each available interest rate and not all solar loan structures are offered at all tenors. For a solar loan, minimum principal amounts are generally $10,000 and maximum principal amounts are $100,000, all subject to qualification requirements.

All of Sunlight-offered solar loans cover the full cost of the relevant solar project. No down payment by the homeowner is necessary. Sunlight solar loan products are secured (by the system panels and related equipment), fixed-rate loans with mortgage style amortization; the loans are funded and interest begins to accrue upon installation. The borrower’s first payment is due 60 days after funding. None of the Sunlight-offered solar loan products have prepayment penalties. Sunlight-offered solar loans are generally structured with a re-amortization mechanism that occurs 18 months after the loan was funded and that is intended to provide homeowners with an attractive monthly payment. The re-amortization mechanism assumes availability of the solar federal income tax credit to the borrower and, to the extent the homeowner uses those funds when received or otherwise prepays the loan in the amount of the solar federal tax credit (currently 26%), the homeowner’s monthly payment will stay the same as it was during the first 18 months. If the borrower does not make the prepayment or prepays the loan in a lesser amount, the borrower’s payment will increase beginning in month 19 of the loan.

The particulars of the solar loan products offered through Orange® are determined by consumer demand, terms requested by Sunlight’s contractors (which may also be driven by dealer fees charged to contractors for a given loan product), availability of attractively-priced funding from Sunlight’s capital providers, the attractiveness of a given loan product measured by the production of related loan volume, the interest rate environment and other market factors and the regulatory and risk management concerns of Sunlight and its capital providers, in addition to other considerations. One of the strengths of Sunlight’s diverse and growing network of capital providers is Sunlight’s ability to be flexible in the face of changing demands and market parameters. Sunlight has also recently begun offering its loan products through Orange® in Spanish.

The following table sets forth weighted average characteristics of Sunlight’s solar loan products for the three months ended March 31, 2021 and 2020:

	For the Three Months Ended March 31,
	2021	2020
Term (in months)	235	214
Interest Rate	2.43%	4.13%
FICO Score	751	743
Loan Balance	$39,227	$33,952

The following table sets forth weighted average characteristics of Sunlight’s solar loan products for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
Term (in months)	229	212
Interest Rate	3.32%	4.12%
FICO Score	747	741
Loan Balance	$36,015	$32,604

Sunlight-Facilitated Home Improvement Loans

Home improvement loans offered by Sunlight through Orange® are unsecured, closed-end term loans. The structures applicable to loan products in the home improvement space tend to be more varied. Consumer demand includes payment structures that include delays in the start of payment obligations, periods of interest only payments, periods of principal only payments as well as straight-line amortizing fixed rate loans. Sunlight has developed a full range of loan products including different tenors that range from three to 12 years. Home improvement loans are often significantly smaller than solar loans with a minimum loan balance of $500 but can also be as large as $100,000. During 2020, interest rates on Sunlight-offered home improvement loan products ranged up to 21.99%. Similar to Sunlight-offered solar loans, Sunlight-facilitated home improvement loans offered through Orange® are determined by consumer demand, terms requested by Sunlight’s contractors (which may also be driven by the dealer fee charged to a contractor for a given loan product), availability of attractively-priced funding from Sunlight’s capital providers, the attractiveness of a given loan product measured by the production of related loan volume, the interest rate environment and other market factors and the regulatory and risk management concerns of Sunlight and its capital providers amongst other considerations. Sunlight home improvement loan products do not currently make up a material portion of Sunlight funded loan volume and are currently funded exclusively through indirect channel capital providers.

The following table sets forth weighted average characteristics of Sunlight’s home improvement loan products for the three months ended March 31, 2021 and 2020:

	For the Three Months Ended March 31,
	2021	2020
Term (in months)	116	112
Interest Rate	9.64%	9.07%
FICO Score	757	753
Loan Balance	$16,582	$14,853

The following table sets forth weighted average characteristics of Sunlight’s home improvement loan products for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
Term (in months)	115	113
Interest Rate	9.45%	9.78%
FICO Score	755	754
Loan Balance	$15,711	$16,103

Contractor Advance Funding Program and Prefunding Program

An important part of Sunlight’s value proposition to residential solar contractors is the opportunity to participate in Sunlight’s advance program, which, Sunlight believes, is offered on more flexible terms (subject to commercial underwriting qualification) than those offered by Sunlight’s competitors, if offered at all. Residential solar system contractors face significant upfront costs prior to installation and receipt of payment for the installation by their customers. The Sunlight advance program is designed to support the related liquidity and cash flow management needs of its qualifying contractors. Sunlight’s advance program has two components: (1) milestone advances and (2) contractor prefunding advances.

Sunlight’s milestone advance program provides qualifying solar contractors with short-term capital advances to support upfront costs and liquidity needed to purchase equipment and pay third party contractors in the due course of its installation business. Milestone advances are generally required to be repaid in 90 days or less from the advance date and are typically repaid by Sunlight deducting the related amounts from the loan funding to the contractor upon completion of a given project. Sunlight’s milestone advance program is generally offered to contractors in Sunlight’s top risk tiers which have the strongest commercial risk assessment results. While Sunlight has advanced approximately $526 million to contractors in its network since inception, Sunlight has only experienced approximately $0.4 million in losses on those advances.

Sunlight also offers the contractors in its network prefunding advances. Prefunding advances are advances made by Sunlight to a contractor within 24 hours of a request for funding on a specific Sunlight-offered loan at installation of a given project. Sunlight offers its contractors prefunding advances to bridge the time that it takes for the relevant capital provider to review relevant documents and execute on its funding commitment. Sunlight is reimbursed for prefunding advances when Sunlight receives the funds from the relevant capital provider for the related loans. Typically, Sunlight is reimbursed for prefunding advances within 24 to 72 hours. Because the risk in prefunding advances tends to be short-term and the contractors are not specifically responsible for the repayment obligation, Sunlight’s prefunding advance program is offered to contractors in Sunlight’s network across the spectrum of Sunlight’s assigned contractor risk tiers.

Seasonality

The residential solar and home improvement markets are subject to seasonality primarily related to weather and other industry factors, which typically causes fluctuations in Sunlight’s operating results and can cause Sunlight’s future performance to be difficult to predict. Sunlight has experienced seasonal and quarterly fluctuations in the past and expects to experience such fluctuations in the future. Generally, Sunlight’s contractors experience higher sales in the second and third quarters of each year. Given the timeline between a solar system or home improvement sale and when a loan to finance such project is funded, this generally results in higher funded volumes for Sunlight, on a relative basis, in the third and fourth quarters of each year. Sunlight believes that the seasonality in credit applications and funded volume that it experiences in its business is consistent with others that compete in the same markets.

Agreements with Our Capital Providers

Sunlight’s ability to facilitate loans and earn platform fees sufficient to grow Sunlight’s business depends on Sunlight’s capacity to source attractive capital from capital providers willing to fund loan products that work for consumers in the residential solar and home improvement markets, and that permit Sunlight to charge competitive dealer fees to the contractors in Sunlight’s network. Sunlight’s capital providers include banks, credit unions, and non-depository institutions. Sunlight has expanded its relationship with each of its direct channel capital providers year over year and we are in negotiations with additional banks, credit unions and non-depository institutions regarding new potential partnerships. Sunlight enters into loan program and loan sale agreements with capital providers, as well as ancillary agreements for loan administration and related matters, depending on whether Sunlight’s relationship is with a direct channel or indirect channel capital provider, and other business requirements of the capital provider.

Direct Channel Capital Provider Program Agreements

Sunlight’s relationships with its direct channel capital providers are primarily governed by loan program agreements, as well as ancillary special servicing and related agreements depending on the full scope of the capital provider relationship. The loan program agreement establishes the obligations of Sunlight in facilitating the origination of loans as well as of the capital provider to fund loans, including establishing the amount and tenor of the capital provider’s commitment to funding loan volume. Sunlight’s direct channel capital provider loan program agreements generally automatically renew on an annual basis, unless previously terminated subject to a notice period of at least several months or unless the agreement is terminated by either party for cause generally defined as for material breach, fraud, willful misconduct, gross negligence or insolvency of the other party. The loan program agreements set forth the range of loan products to be offered by the capital provider, any jurisdictional limits and the relevant dollar price to be paid by the capital provider to Sunlight in the context of funding each such product. The range of products provided by a capital provider and the dollar prices to be paid by the capital provider with regard thereto are generally subject to change with notice from the capital provider (with respect to borrowers not yet credit approved on the date of such notice).

Certain of Sunlight’s direct channel capital providers have approval rights over whether the capital provider is willing to fund the loans facilitated by a given contractor based on their risk assessment of such contractor. Other capital providers rely on Sunlight’s risk assessment to approve contractors. Sunlight’s capital providers are committed to fund any loan submitted by an approved contractor through Orange® that otherwise meets the capital provider loan product requirements as set forth in the loan program agreement with the applicable capital provider at the time the borrower is credit approved and directed to the capital provider by Sunlight’s loan allocation engine, even though loan funding will typically not occur until sometime later.

Sunlight does not currently service loans for its direct channel capital providers but, in some circumstances, for a fee, Sunlight has agreed to administer servicing and provide some special servicing services on behalf of its direct channel capital providers. Sunlight does not perform debt collection services. All of Sunlight’s direct channel capital providers engage third party debt collectors as may be required.

None of Sunlight’s direct channel capital provider program agreements have change of control provisions triggered by the Business Combination described herein. However, certain of the loan program agreements do have notice requirements. Sunlight will comply with all such requirements prior to the Closing.

Sunlight’s Bank Partner and Indirect Channel Capital Providers

Approximately 22% of Sunlight’s funded solar loan volume during 2020, and all of Sunlight’s funded home improvement loan volume, was initially funded by Cross River Bank, Sunlight’s bank partner, for purchase by an indirect channel capital provider. Sunlight’s indirect channel capital providers either enter into flow program agreements whereby they make a commitment to buy a maximum dollar amount of funded loans over a designated period of time or they enter into discrete loan sale agreements whereby they buy funded pools of loans from time to time on a one-off basis, in each case from the balance sheet of Sunlight’s bank partner.

Sunlight’s solar loan bank partnership arrangement has a four-year term, expiring in 2022, and automatically renews thereafter every two years unless terminated by either Sunlight or its bank partner with several months’ advance notice or for “cause.” Sunlight’s bank partnership arrangement generally describes services that Sunlight provides to the bank partner in the process of the bank partner’s origination of loans, the fees charged by the bank partner to originate loans, the amount of loans that the bank partner will retain on its balance sheet and for how long and under what circumstances. Sunlight’s arrangements with its bank partner also require that Sunlight guarantee and purchase solar loans when subject to charge-off by Sunlight’s bank partner, and with respect to home improvement, any loan that becomes 60 days delinquent. For the year ended December 31, 2020, Sunlight repurchased and wrote off 49 loans from its bank partner, totaling $1.1 million, associated with the repurchase obligation concerning charge-offs and delinquencies. For the three months ended March 31, 2021, Sunlight repurchased and wrote off 34 loans from its bank partner, totaling $0.8 million, associated with the repurchase obligation concerning charge-offs and delinquencies. Sunlight acts as the administrator for its bank partner’s portfolio of Sunlight-facilitated loans, and Sunlight has access to comprehensive daily reporting regarding those loans, which allows it to track the status of loans, including days from origination, and monitors the performance of those loans on a loan-level basis. The above description of the bank partnership agreement describes the material terms of the arrangement, and a copy of the solar loan bank partnership agreement with Cross River Bank is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Sunlight may also be required to purchase loans from its bank partner after an agreed period of time if Sunlight has not arranged the sale of such loans. To date, Sunlight has not been required to purchase loans from its bank partner due to an inability to sell such loans to an indirect channel capital provider. Additionally, Sunlight takes the risk of compliance errors and the risk of borrower or contractor fraud in the origination of the loans. Sunlight has also entered into a program agreement with its bank partner to fund its home improvement loans that contains similar provisions related to risks accepted by Sunlight.

Sunlight does not currently service loans for its bank partner but does provide servicing administration and some special servicing services on behalf of its bank partner. Sunlight does not perform debt collection services for its bank partner.

Sunlight’s bank partnership arrangement does not have a change of control consent right triggered by the Business Combination but does have a notice requirement. Sunlight will comply with this requirement prior to Closing of the Business Combination.

Sunlight’s indirect channel capital provider agreements that govern committed multi-loan pool purchases establish the amount of the capital provider commitment or loan pool, as the case may be, loan pool parameters including, for instance, loan product type, seasoning, any relevant asset concentration limits and pricing. The indirect channel capital provider agreements further describe any ongoing obligations of Sunlight with respect to the assets which include asset level representations as to the pool requirements, legality and other non-credit origination criteria. Sunlight’s indirect channel capital provider program agreements generally have a term of one year or more with potential extensions built into the terms. Sunlight has successfully negotiated with its indirect channel capital providers for new commitments since inception of its relationships with these capital providers.

Sunlight does not currently service loans for any indirect channel capital provider but does provide servicing administration and some special servicing services on behalf of certain of its capital providers. Sunlight does not perform debt collection services for its indirect capital providers.

One indirect channel capital provider agreement contains a provision allowing the capital provider to stop funding loans in connection with the Business Combination. Sunlight has obtained a written waiver of this provision from the capital provider.

Sunlight has recently executed an indirect channel capital provider program agreement for the purchase of home improvement loans from the balance sheet of Sunlight’s bank partner. Such agreement is with an indirect channel capital provider with which Sunlight also maintains an indirect channel program agreement for the purchase of solar loans.

Agreements with Contractors, Distributors and Referral Arrangements

Sunlight’s relationships with contractors in its network are established by entry into contractor financing program agreements. Sunlight’s program agreements are generally standardized, with a few exceptions related to large, enterprise partnerships and then only with respect to a few key terms for such partners. Sunlight’s contractor program agreements establish the obligations of the contractor in offering Sunlight’s loan products (sales and marketing practices), relating to the construction of the applicable project (whether a residential solar system or other home improvement product) in conformity with applicable legal requirements and building standards and representations made to the contractor’s customers, warranty requirements and as to other legal compliance requirements. The contractor program agreements also describe the process for submitting loan applications and for obtaining funding through Orange®. The agreements include the funding terms for a given contractor (the percentage of funding provided at specific points of project development), the specific loan products available to the contractor and the related dealer fee charged to the contractor for each such product. Pursuant to Sunlight’s agreements with each contractor, Sunlight is entitled to charge the amount of each dealer fee agreed to between Sunlight and the contractor. The dealer fee varies based on the characteristics of the underlying loan, risk characteristics of the contractor and the level of funded loan volume generated by the contractor. Sunlight retains the applicable dealer fee from amounts payable by Sunlight to the contractor to fund the relevant loan balance. Loan products and dealer fees on loan products are subject to change by Sunlight upon meeting certain advance notice requirements and only with respect to customers that are not yet credit approved for a loan offered by Sunlight as of the date of such change.

Sunlight’s agreements with its contractors contain cross indemnities and include indemnities of Sunlight’s capital providers as third party beneficiaries in the event the capital provider experiences losses or other damages associated with the contractor’s breach of their agreement. For contractors participating in Sunlight’s advance program, the agreement establishes additional remedies for Sunlight to recoup advances not timely reimbursed to Sunlight by the contractor.

Sunlight has also entered into agreements with equipment distributors and referral partners to assist in the accumulation of quality contractors for Sunlight’s networks. These programs provide special features and pricing to the contractor customers of these distributors or referral partners that join Sunlight’s network through these programs. These arrangements have been material drivers of the growth in Sunlight’s network of contractors and Sunlight’s funded loan volume and revenue.

As of December 31, 2020, Sunlight has partnered with over 1,000 contractors nationwide. For the year ended December 31, 2020, Sunlight’s top five and top ten contractors accounted for approximately 35% and 42%, respectively, of Sunlight’s total funded loan volume, as compared to 35% and 46%, respectively, for the year ended December 31, 2019. As of March 31, 2021, Sunlight has partnered with over 1,200 contractors nationwide. For the three months ended March 31, 2021, Sunlight’s top five and top ten contractors accounted for approximately 38% and 45%, respectively, of Sunlight’s total funded loan volume, as compared to 39% and 46%, respectively, for the three months ended March 31, 2020. While the percentage of Sunlight’s funded loan volume sold by any contractor in Sunlight’s network varies from period to period, there is one contractor, Sunpro, that sold more than 10% of Sunlight’s funded loan volume in both 2019 and 2020 (comprising 11.2% and 15.4% of funded loan volumes in 2019 and 2020, respectively), and in the three months ended March 31, 2021, Sunpro sold 17.2% of Sunlight’s funded loan volume in that quarter. A contributing factor to Sunlight’s ability to seamlessly engage with new contractors and expand its existing relationships has been the development and continuous improvement of standardized agreements with contractors that provide flexibility for Sunlight’s expanding product offerings and services. Sunlight has developed contractor agreements that cover both solar and home improvement contractor relationships. Sunlight’s standardized agreements with contractors generally provide for a term of one year, which renews automatically for successive one-year periods unless either party provides 60 days’ prior written notice of termination prior to the renewal term. In addition, Sunlight’s standardized agreements with contractors generally permit termination for convenience with 60 days’ prior written notice of termination, subject to certain conditions and additional rights of termination under limited circumstances, or upon shorter notice period for “cause.” Two of Sunlight’s contractor program agreements contain most favored nation clauses (“MFNs”) related to the dealer fees charged to other contractors on loan products also offered by one or the other of these two contractors. The MFNs are crafted such that they are not often triggered and though these contracts have been in place for several years the MFNs have not caused Sunlight any material loss of revenue.

Sunlight’s contractor program agreements generally do not have change-in-control or notice provisions triggered by the Business Combination; however, such contracts generally do prohibit assignment by either party without the prior written consent of the other party, provided, that Sunlight has limited rights to assign without the approval of the contractor under limited circumstances. The Business Combination is not expected to constitute an assignment under applicable law or otherwise provide any contractor any special right to terminate, renegotiate or alter any contractual agreements with Sunlight.

Competitive Overview

Competition for Sunlight occurs at two levels: (i) competition to acquire and maintain contractor relationships; and (ii) competition to acquire high quality capital to fund loans, in each case on economic terms favorable to Sunlight.

Competition to Acquire and Maintain Contractor Relationships

Competition to obtain contractor relationships is significant. Contractors generally do not enter exclusive relationships with residential solar loan providers and Sunlight’s agreements with its network of contractors do not provide for exclusive relationships. Contractors may offer loan products from Sunlight, as well as from Sunlight’s competitors, and generally select between loan providers based on pricing (original issue discount charged), consumer credit approval rates, variety of loan products to address shifting consumer demands and market conditions, ease of loan application and completion process (platform) and other services to facilitate the contractor’s business).

Sunlight believes that the following factors, among others, are key to Sunlight’s success in acquiring and maintaining contractor relationships:

•        Superior value proposition for contractors.    Sunlight’s large array of loan products and flexibility in offering new and additional products stem from the depth, diversity and attractively-priced funding of Sunlight’s capital providers. Sunlight loan products allow contractors to capture additional purchase opportunities from consumers that do not want to or are not able to pay cash for solar system installation or do not want to lease a system from a third party and forego the benefits of ownership. Sunlight’s attractive loan products and competitive dealer fees allow contractors to choose products that fit their business needs and the financing needs of their customers. The broad range of products offered by Sunlight improves the contractor’s chances of meeting its customers’ financing needs and completing a sale.

•        Easy-to-use technology-enabled POS financing platform, instant credit decisioning.    Orange® is easy to use and provides instant credit decisions for homeowners interested in financing the purchase of a residential solar system or home improvement. Access to prompt credit decisions and the ability to close financing transactions through an intuitive and easy process through the execution of loan agreements in one encounter with a potential customer provides significant additional sale opportunities for contractors. Orange® may be accessed via the Orange® web address, directly from certain contractor’s own website via a flexible application programming interface, or API, and via Sunlight’s mobile App. Besides instant credit decisioning, Orange® includes automated loan stipulation clearance, secure document upload, e-sign capacity and other features that facilitate efficient loan transactions and provide contractors with the ability to grow their businesses.

•        Additional features and services offered by Sunlight further support the growth of contractor businesses, attract new contractors to Sunlight’s network and build contractor loyalty.    Sunlight prioritizes innovation in Orange® and services that support growth in the businesses of its existing network of contractors, attract new contractors and build contractor loyalty. Examples of such innovations include Sunlight’s short-term advance program, Sunlight’s launch of Spanish-language loan products and Sunlight Rewards™. Sunlight believes that it has innovated more quickly than its competitors and offers contractors a greater array of valuable services that drive their determination to offer their customers Sunlight-offered loan products over those of Sunlight’s competitors and that Sunlight will continue to be able to innovate quickly to meet the needs of its contractor network.

Competition to Acquire Capital to Fund Loans

The solar system and home improvement loan markets are relatively fragmented. Facilitating the aggregation of loan volume from these markets is a highly competitive sector of these broader industries. Sunlight faces competition from a diverse landscape of consumer lenders, including traditional banks, credit unions, and specialized solar system lenders and lease providers. Sunlight’s competitors source capital from a mix of alternative sources, including depository capital and/or other alternatives that rely on the capital markets.

Sunlight believes that it offers capital providers an attractive value proposition due to its industry-leading consumer credit underwriting, attractive risk-adjusted returns earned by its capital providers relative to other asset classes, the access that Sunlight’s Platform provides to a unique and growing asset class that may reduce volatility in the ability to deploy capital, and the ability to access new customers for very little cost. Sunlight has successfully added capital providers and grown commitments from existing capital providers since inception. As its contractor network has grown, Sunlight has consistently diversified its capital provider base to ensure that it has sufficient capital to fund the demand for Sunlight facilitated loans and that it is able to offer an evolving competitive mix of loan products to meet contractor and consumer demand. Capital providers have actively participated in this success and Sunlight has not experienced any capital provider attrition since inception. Sunlight believes that there are many institutions seeking to deploy capital into solar and home improvement loan assets, but Sunlight intends to continue to be selective about adding capital provider partners. Sunlight values diversification but will specifically focus on partnering with potential capital providers that can enable Sunlight to meet strategic goals, including access to the most attractive pricing and access to capacity for a growing suite of loan products, among others.

Employees

As of March 31, 2021, Sunlight employed 204 employees, including 200 full-time employees, 2 part-time employees and 2 part-time interns, with substantially all employees located in either Charlotte, North Carolina or New York, New York. None of Sunlight’s employees are currently represented by a labor union or have terms of employment that are subject to a collective bargaining agreement. Sunlight considers its relationships with its employees to be good and has not experienced any work stoppages.

Government Regulation and Licensing

Sunlight’s business requires compliance with several regulatory regimes, including those applicable to consumer lending at both the federal and state levels. Many of these requirements relate to regulations primarily applicable to Sunlight’s capital providers, but the program agreements with those capital providers allocate varying degrees of compliance risk through representations, warranties, covenants and indemnities to Sunlight. Sunlight is subject to the regulations of the National Credit Union Administration, the FDIC, the enforcement regimes of the Consumer Financial Protection Bureau and the federal and state attorneys general. Sunlight also has various forms of lender licenses in 23 states and is therefore also subject to the supervisory oversight of the financial regulators in those jurisdictions.

Sunlight has established a robust set of policies and procedures to comply with federal regulations such as the Truth in Lending Act, Section 5 of the Federal Trade Commission Act, Equal Credit Opportunity Act and Regulation B promulgated thereunder, Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, Fair Debt Collection Practices Act, the Telephone Consumer Protection Act, the Bank Secrecy Act, Anti-Money Laundering, Equal Credit Opportunity Act, Service Member’s Civil Relief Act, and Unfair, Deceptive, and Abusive Acts and Practices as well as the California Consumer Privacy Act. Sunlight must also comply with laws and judicial and regulatory interpretations with respect to certain state laws applicable to its capital providers in states where they are licensed to market, sell and fund solar loans through Sunlight’s Platform. Certain of Sunlight’s contractual obligations with contractors, capital providers and other stakeholders may place additional compliance parameters on Sunlight’s operations that may be more stringent than applicable laws. Other states are also in the process of developing additional data privacy laws associated with the delivery of protected information through electronic means, including Orange®, similar to the law adopted by the State of California. Depending on the reach and scope of these laws if and when adopted, Sunlight may also be subject to these requirements.

Legal Proceedings

As a participant in the consumer loan industry, Sunlight is from time to time engaged in legal proceedings with borrowers or potential borrowers. Sunlight has also from time to time been involved in lawsuits related to employees. These lawsuits have not been at any time material, either individually or in the aggregate. As of the date of this proxy statement/prospectus, Sunlight is not party to any legal proceedings that are material, either individually or in the aggregate. In the future, Sunlight may become party to legal matters and claims arising in the ordinary course of business, the resolution of which Sunlight does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Intellectual Property

Sunlight seeks to protect its intellectual property by relying on a combination of federal, state, and common law rights in the United States, as well as on contractual measures. Sunlight protects its trademarks throughout the U.S. by making applicable trademark filings and further protects is trademarks and trade secrets via contractual provisions clearly establishing rights of use and Sunlight’s ability to terminate those rights, robust confidentiality provisions and other similar agreements. Sunlight also places appropriate restrictions on its proprietary information to control access and prevent unauthorized disclosures, a key part of its broader risk management strategy.

Sunlight has registered 10 trademarks and has two pending applications for registration with the United States Patent and Trademark Office including, among others, registration of its name, “Sunlight Financial,” “Orange®,” Sunlight’s logo and other trade names for loan products or innovations developed and offered by Sunlight. Sunlight also owns seven domain names that it uses in its business. In addition, Sunlight has filed two provisional process method patent applications.

Facilities

Sunlight leases its office space, which consists of (i) approximately 24,000 square feet located in 101 N. Tryon Street, Suite 1000, Charlotte, North Carolina 28246; and (ii) 8,229 square feet located in 234 West 39th Street, 7th Floor, New York, New York 10018. Sunlight’s lease for the office space located in Charlotte, NC expires in June 2025 and the lease for the office space located in New York, New York expires in October 2022. Sunlight believes its current office space is sufficient to meet its current needs. However, Sunlight anticipates that it will need to expand its facilities from time to time. Sunlight believes that it will be able to expand its facilities as and when needed. Sunlight does not own any properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF SPARTAN

The following discussion and analysis should be read in conjunction with the financial statements and related notes of Spartan included elsewhere in this proxy statement/prospectus. This discussion includes forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those included in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

On April 12, 2021, the SEC Staff issued the SEC Staff Statement, in which the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on November 30, 2020, our warrants, which include (i) 17,250,000 redeemable public warrants included as a part of the units issued in the IPO and (ii) 9,900,000 redeemable warrants that were issued to our Sponsor in a private placement that closed concurrently with the closing of the IPO, were accounted for as equity within our balance sheet.

As a result of the foregoing, on May 6, 2021, our management team, upon the recommendation of the audit committee, concluded that it is appropriate to restate Spartan’s previously issued audited financial statements as of December 31, 2020 and for the period from August 17, 2020 (inception) through December 31, 2020 (the “Affected Period”) and should no longer be relied upon due to changes required for alignment with the SEC Staff Statement. This proxy statement/prospectus includes Spartan’s audited financial statements (as restated) for the Affected Period.

Historically, the warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40”). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. We reassessed our accounting for the warrants issued on November 30, 2020, in light of the SEC Staff’s recently published views. Based on this reassessment, we determined that the warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in our Statement of Operations for each reporting period.

Our accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on our previously reported revenue, operating expenses, operating income, cash flows or cash.

In connection with the restatement, our management reassessed the effectiveness of our disclosure controls and procedures for the period affected by the restatement. As a result of that reassessment, we determined that our disclosure controls and procedures for such periods were not effective with respect to the classification of the warrants as components of equity instead of as derivative liabilities.

The restatement is more fully described in “Note 2 — Restatement of Previously Issued Financial Statements” of the notes to Spartan’s audited financial statements (as restated) as of and for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on August 17, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Our IPO registration statement became effective on November 24, 2020. On November 30, 2020, we consummated the IPO of 34,500,000 units, including the issuance of 4,500,000 units as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per unit, generating gross proceeds of approximately $345.0 million, and incurring offering costs of approximately $19.7 million, inclusive of approximately $12.1 million in deferred underwriting commissions.

Simultaneously with the closing of the IPO, we consummated the private sale of 9,900,000 private placement warrants, at a price of $1.00 per private placement warrant to our Sponsor, generating additional gross proceeds of $9.9 million.

Upon the closing of the IPO, the private placement, and the over-allotment option on November 30, 2020, $345.0 million ($10.00 per unit) of the net proceeds of the sale of the units in the IPO and the private placement were placed in the Trust Account, located in the United States at J.P. Morgan Chase Bank, N.A. with the Trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of an Initial Business Combination and (ii) the distribution of the assets held in the Trust Account as described below.

Our Charter provides that, other than the withdrawal of interest to pay franchise and income taxes (and less up to $100,000 to pay dissolution expenses), none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of an Initial Business Combination; (ii) the redemption of any shares of Class A Common Stock included in the units sold in the IPO that have been properly tendered in connection with a stockholder vote to amend our Charter to affect the substance or timing of our obligation to redeem 100% of such public shares if we have not consummated an Initial Business Combination by the Deadline Date; or (iii) the redemption of 100% of the public shares we are unable to complete an Initial Business Combination prior to the Deadline Date. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders.

Results of Operations

Our entire activity since inception through March 31, 2020 related to our formation, the preparation for the IPO, and since the closing of the IPO, the search for an Initial Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of an Initial Business Combination. We will generate non-operating income in the form of gain on investment (net), dividends and interest held in Trust Account. We have incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2021, we had a net loss of approximately $15.2 million, which consisted of approximately $5.1 million in general and administrative expenses (including approximately $4.3 million of expenses related to the Business Combination), $50,000 in franchise tax expenses, $10.2 million in change in the fair value of warrant liabilities and $2,000 in income tax expense, which was partially offset by approximately $69,000 net gain on investments held in the Trust Account.

For the period from August 17, 2020 (inception) through December 31, 2020, we had a net loss of approximately $17.8 million, which consisted of approximately $16.2 million loss resulted from an increase in fair value of derivative warrant liabilities, approximately $1.0 million financing costs for derivative warrant liabilities, approximately $688,000 in general and administrative expenses and approximately $22,000 of franchise tax expense, which was partially offset by approximately $10,000 net gain on investments held in the Trust Account.

As a result of the restatement described in “Note 2 — Restatement of Previously Issued Financial Statements” of the notes to Spartan’s audited financial statements (as restated) as of and for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus, we classify the warrants issued in connection with the IPO and private placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. For the period from August 17, 2020 (inception) through December 31, 2020, the change in fair value of warrants was a loss of approximately $16.2 million. We also recognized a charge of $1.0 million for the amount of offering costs ascribed to the derivative warrant liabilities that was offset by an increase in additional paid-in capital. For the three months ended March 31, 2021, the change in fair value of warrants was a loss of approximately $10.2 million.

Liquidity and Capital Resources

As of March 31, 2021, we had approximately $279,000 in our operating bank account, approximately $79,000 of interest income available in the Trust Account to pay for taxes and working capital deficit of approximately $3.5 million. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans.

Through March 31, 2021, our liquidity needs have been satisfied through a payment of $25,000 from our Sponsor to pay for certain offering costs in exchange for issuance of the Founder Shares, a loan under an unsecured promissory note from an affiliate of our sponsor of approximately $235,000, and the net proceeds from the consummation of the private placement not held in the Trust Account. We repaid the loan to an affiliate of our Sponsor on December 3, 2020. In addition, in order to finance transaction costs in connection with an Initial Business Combination, our officers, directors and initial stockholders may, but are not obligated to, provide us working capital loans. As of March 31, 2021, there were no amounts outstanding under any working capital loans.

Spartan does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of the unaudited condensed consolidated financial statements filed with Spartan’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that Spartan has access to funds from the Sponsor that are sufficient to fund the working capital needs of Spartan until the earlier of the consummation of the Business Combination or one year from the date of issuance of the unaudited condensed consolidated financial statements filed with Spartan’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. Spartan’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations

Registration Rights

The holders of the Founder Shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of Class A Common Stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to the IPO Registration Rights Agreement, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Common Stock). The holders of at least $25 million of these securities are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights described in this paragraph will be no longer be effective upon the entry into the Investor Rights Agreement, which sets forth registration rights covering the Founder Shares that supersede these rights granted in connection with the IPO.

Underwriting Agreement

We granted the underwriters a 45-day option from the date of the final prospectus to purchase up to 4,500,000 additional units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on November 30, 2020.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $12.1 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement for the public offering.

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an agreement to pay administrative services fees to our Sponsor that total $10,000 per month for office space, utilities, secretarial support and administrative services, pursuant to that certain administrative services agreement entered into in connection with the Initial Public Offering.

Critical Accounting Policies and Estimates

Investments Held in the Trust Account

Our portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. Our investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest income from investments held in Trust Account in the statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.

Class A Common Stock Subject to Possible Redemption

We account for our Class A Common Stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A Common Stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A Common Stock (including Class A Common Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A Common Stock are classified as stockholders’ equity. Our Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2021, 27,203,453 shares of Class A Common Stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Derivative Warrant liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480, Distinguishing Liabilities from Equity, and ASC 815. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

In connection with our IPO, we issued 17,250,000 public warrants to public investors and issued 9,900,000 private placement warrants in a private placement to our Sponsor. All of our outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of warrants issued in connection with the IPO and private placement were initially and subsequently measured at fair value using a Monte Carlo simulation model.

Net Loss Per Common Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income (loss) applicable to Common Stock holders by the weighted average number of shares of Common Stock outstanding for the period. We have not considered the effect of the warrants sold in the IPO and concurrent private placement to purchase an aggregate of

27,150,000 shares of Class A Common Stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per share is the same as basic earnings per share for the period.

Our statements of operations includes a presentation of income per share for Common Stock subject to redemption in a manner similar to the two-class method of income per share.

Net income per share, basic and diluted for Class A Common Stock for the three months ended March 31, 2021 is calculated by dividing the interest income from investments held in the Trust Account of approximately $69,000, net of applicable taxes of approximately $51,000 for the three months ended March 31, 2021, by the weighted average number of shares of Class A Common Stock outstanding for such period. Net loss per share, basic and diluted for Class B Common Stock is calculated by dividing the general and administration expenses of approximately $5.1 million and the change in fair value of derivative warrant liabilities of approximately $10.2 million, resulting in a net loss of approximately $15.3 million, by the weighted average number of Class B Common Stock outstanding for such period.

Net income per share, basic and diluted for Class A Common Stock for the period from August 17, 2020 (inception) through December 31, 2020 is calculated by dividing the interest income from investments held in the Trust Account of approximately $10,000, net of applicable franchise taxes of approximately $10,000 for the period from August 17, 2020 (inception) through December 31, 2020, by the weighted average number of shares of Class A Common Stock outstanding for such period. Net loss per share, basic and diluted for Class B Common Stock for the period from August 17, 2020 (inception) through December 31, 2020 is calculated by dividing a net loss of approximately $17.8 million, by the weighted average number of Class B Common Stock outstanding for such period.

Off-Balance Sheet Arrangements and Contractual Obligations

As of March 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Recent Accounting Pronouncements

Our management does not believe there are any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our financial statements.

INFORMATION ABOUT SPARTAN

Overview

Spartan is a blank check company incorporated on August 17, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Spartan has neither engaged in any operations nor generated any revenue to date. Based on its business activities, it is a “shell company” as defined in the Exchange Act because it has no operations and nominal assets consisting solely of cash and/or cash equivalents.

In August 2020, our Sponsor purchased 11,500,000 shares of Class B Common Stock in exchange for the payment of $25,000 of expenses on our behalf, or approximately $0.002 per share. In October 2020, our Sponsor transferred an aggregate of 100,000 Founder Shares to our two independent directors at their original purchase price. In November 2020, our Sponsor returned to us at no cost 4,312,500 Founder Shares, which we cancelled. In November 2020, we effected a dividend on our Founder Shares, which was waived by our two independent directors, and resulted in our Sponsor owning 8,525,000 Founder Shares.

On November 30, 2020, we consummated the IPO of 34,500,000 units, including 4,500,000 units that were issued pursuant to the underwriters’ full exercise of their over-allotment option. The units were sold at a price of $10.00 per unit, generating gross proceeds to us of $345,000,000. Each unit consists of one share of Class A Common Stock and one-half of one warrant, with each whole warrant entitling the holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, and only whole warrants are exercisable. The public warrants will become exercisable 30 days after the completion of our Initial Business Combination and will expire five years after the completion of our Initial Business Combination or earlier upon redemption or liquidation, as applicable.

On November 30, 2020, simultaneously with the consummation of the IPO, we completed the private sale of 9,900,000 private placement warrants at a purchase price of $1.00 per warrant to our Sponsor, generating gross proceeds to us of approximately $9,900,000. Each private placement warrant entitles the holder to purchase one share of our Class A Common Stock at $11.50 per share, subject to adjustment. The private placement warrants (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our Initial Business Combination.

Approximately $345 million of the net proceeds from the IPO and the private placement with our Sponsor has been deposited in the Trust Account. The net proceeds held in the Trust Account includes $12.1 of deferred underwriting discounts and commissions from the IPO that will be released to the underwriters of the IPO upon completion of our Initial Business Combination. Of the gross proceeds from the IPO and the sale of the private placement warrants that were not deposited in the Trust Account, $6.9 million was used to pay underwriting discounts and commissions in the IPO, approximately $235,000 was used to repay loans and advances from an affiliate of our Sponsor, and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.

The shares of our Class B Common Stock that we issued prior to our IPO will automatically convert into shares of our Class A Common Stock upon consummation of the Business Combination on a one-for-one basis. In connection with the execution of the Business Combination Agreement, but effective as of the Closing, pursuant to the Founder Stock Agreement, our Sponsor agreed to surrender up to 25% of the Class B Common Stock held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender shall occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan. In addition, pursuant to the Founder Stock Agreement, our Sponsor and each of Jan C. Wilson and John M. Stice, our independent directors, agreed to irrevocably waive any and all rights each such party has or will have with respect to the adjustment to the initial conversion ratio as set forth in the Charter, effective immediately prior to the Closing.

On January 15, 2021, we announced that holders of the units may elect to separately trade the shares of Class A Common Stock and public warrants included in the units. The shares of Class A Common Stock and public warrants that are separated trade on the NYSE under the symbols “SPRQ” and “SPRQ WS,” respectively. Those units not separated will continue to trade on the NYSE under the symbol “SPRQ U.”

Initial Business Combination

The NYSE rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discounts and commissions from the IPO held in the Trust Account).

Redemption Rights for Holders of Public Shares

In accordance with our Charter, we are providing our public stockholders with the opportunity to elect to redeem their public shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of December 31, 2020, the amount in the Trust Account, including interest not previously released to us to pay our franchise and income taxes, is approximately $10.0 per share. Our Sponsor, officers and directors have agreed to waive their Redemption Rights with respect to the Founder Shares and any public shares they may hold in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price.

Submission of the Business Combination to a Stockholder Vote

The special meeting of Spartan stockholders to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination. Unlike many other blank check companies, Spartan public stockholders are not required to vote against the Business Combination in order to exercise their Redemption Rights. If the Business Combination is not completed, then public stockholders electing to exercise their Redemption Rights will not be entitled to receive such payments. Our Sponsor, directors and officers have agreed to vote any shares of Class A Common Stock and Class B Common Stock held by them in favor of the Business Combination.

Limitation on Redemption Rights

Under our Charter, in connection with an Initial Business Combination, holders of our Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of an Initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, by (b) the total number of shares of Class A Common Stock then outstanding; provided, that we will not redeem any public shares to the extent that such redemption would result in Spartan having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. As of March 31, 2021, this would have amounted to approximately $10.00 per share. Under our Charter, in connection with an Initial Business Combination, a public stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking Redemption Rights with respect to more than 15% of the public shares.

Employees

Spartan currently has two officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our Initial Business Combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for our Initial Business Combination and the stage of the Business Combination process we are in.

Management

Executive Officers and Directors

Our current executive officers and directors are set forth below:

Name	Age	Position
Geoffrey Strong*	45	Chief Executive Officer and Chairman
James Crossen*	47	Chief Financial Officer and Chief Accounting Officer
Olivia Wassenaar	41	Director
Wilson Handler	35	Director
Christine Hommes	36	Director
Joseph Romeo	35	Director
Jan C. Wilson	47	Independent Director
John M. Stice	61	Independent Director

____________

*        Denotes an executive officer.

Geoffrey Strong — Chief Executive Officer and Chairman. Geoffrey Strong has served as our Chief Executive Officer since August 17, 2020 and Chairman of the Spartan Board since January 19, 2021. He is also the Chief Executive Officer and Chairman of Spartan Acquisition Corp. III. Mr. Strong joined Apollo in 2012 and is currently a Senior Partner and Co-Lead of the firm’s Global Infrastructure and Natural Resources groups. Previously, he worked in the Private Equity and Infrastructure groups at Blackstone, focusing primarily on investments in the energy sector, and prior to that, as a vice president at Morgan Stanley Capital Partners. Mr. Strong serves or has served on the board of directors of various Apollo portfolio companies or affiliates, including: Apex Energy; AIE Arlington, LLC; AIE Caledonia Holdings LLC; Caelus Energy; Chisholm Oil and Gas; CPV Fairview; DoublePoint Energy, LLC; Double Eagle Energy Holdings, LLC; Double Eagle Energy Holdings II, LLC; Double Eagle Energy Holdings III LLC; Freestone Midstream; Momentum Minerals I; Momentum Minerals II; Northwoods Energy; Pipeline Funding Company LLC; Roundtable Energy; Spartan Energy Acquisition Corp.; Tumbleweed Royalty I; Tumbleweed Royalty II; and Vistra Energy. Mr. Strong holds a Bachelor of Science, summa cum laude, in business administration from Western Oregon University, a juris doctor, cum laude, from Lewis & Clark College, and a Masters of Business Administration from the University of Pennsylvania’s Wharton School of Business. Mr. Strong’s extensive experience investing in the energy value chain makes him a valuable addition to our management team and the Spartan Board.

James Crossen — Chief Financial Officer and Chief Accounting Officer. Mr. Crossen has served as our Chief Financial Officer and Chief Accounting Officer since August 17, 2020. Mr. Crossen is Chief Financial Officer and Chief Accounting Officer of Spartan Acquisition Corp. III, Apollo Strategic Growth Capital and Apollo Strategic Growth Capital II, and is the Chief Financial Officer for Private Equity and Real Assets at Apollo, having joined the firm in 2010. He was Chief Financial Officer and Chief Accounting Officer of Spartan Energy Acquisition Corp. from October 2017 until October 2020 Prior to joining Apollo, Mr. Crossen was a Controller at Roundtable Investment Partners LLC. Prior thereto, Mr. Crossen was a Controller at Fortress Investment Group. Prior to that time, Mr. Crossen was a member of the Funds Management and Tax Group at JP Morgan Partners LLC. Mr. Crossen is a Certified Public Accountant in New York. Mr. Crossen served in the United States Marine Corps and graduated summa cum laude from the University of Connecticut.

Olivia C. Wassenaar — Director. Ms. Wassenaar joined Apollo in August 2018, where she is currently a Senior Partner in the New York office and Co-Lead of the firm’s Global Natural Resources group. Prior to joining Apollo, Ms. Wassenaar was associated with Riverstone Holdings since 2008 and most recently served as a Managing Director, where she was involved in investments throughout the energy sector. Prior to joining Riverstone Holdings, Ms. Wassenaar was with Goldman, Sachs & Co. in the Global Natural Resources investment banking group. Previously, Ms. Wassenaar was a Junior Professional Associate at The World Bank Group in Washington, D.C. Ms. Wassenaar currently serves on the board of Talos Energy Inc., LifePoint Health, Inc. and High Road Resources. She has also served on the board of directors of various private companies. Additionally, she previously served on the boards of Northern Blizzard Resources Inc., USA Compression Partners, LP and Niska Gas Storage Partners LLC. She received her AB, magna cum laude from Harvard College and an MBA from the Wharton School at the University of Pennsylvania. We believe that Ms. Wassenaar’s experience in evaluating financial and strategic options and the operations of companies in our industry and her experience on multiple boards make her a valuable member of the Spartan Board.

Wilson Handler — Director. Mr. Handler joined Apollo in 2011 and is a member of the firm’s Natural Resources group. Prior to joining Apollo, Mr. Handler was an investment professional at First Reserve, where he was involved in the execution and monitoring of investments in the energy sector. Previously, he worked in the Investment Banking Division at Lehman Brothers in the Natural Resources group. Currently, Mr. Handler serves or has served on the board of directors of various companies, including: EP Energy Corporation; CSV Midstream Solutions GP LLC; Jupiter Resources GP LLC; Resource Energy Partners, LLC; Tumbleweed Royalty, LLC; Tumbleweed Royalty II, LLC; Mesquite Energy Inc. (f/k/a Sanchez Energy Corp.); American Petroleum Partners, LLC (n/k/a High Road Resources, LLC); Athlon Energy Inc.; DoublePoint Energy, LLC; Double Eagle Energy Holdings II LLC; Double Eagle Energy Holdings III LLC and Wolfcamp DrillCo LLC. Mr. Handler holds a Bachelor of Arts in Economics and Government from Dartmouth College. Mr. Handler’s extensive experience investing in the energy value chain makes him a valuable addition to the Spartan Board.

Christine Hommes — Director. Ms. Hommes joined Apollo in January 2011 and is a Partner in the Natural Resources group. Prior to that time, Ms. Hommes was an Associate at First Reserve and prior to that, a member of the Power & Utilities Group at UBS. Ms. Hommes currently serves on the board of directors of Talos Energy Inc., Chisholm Oil & Gas, Momentum Minerals, Momentum Minerals II, Belvedere Royalties, LLC, Boardwalk Holdings, LLC (parent of Celeros Flow Technology), Freestone Midstream Holdings, LLC, Northwoods Energy LLC and Roundtable Energy Holdings. Ms. Hommes also serves on the board of directors of Youth, Inc. a non-profit focused on New York City youth. She previously served on the board of Tumbleweed Royalty. Ms. Hommes graduated summa cum laude from the University of Pennsylvania with a BS in Economics and a BAS in Systems Engineering. We believe that Ms. Hommes’ experience in evaluating financial and strategic options and the operations of companies in our industry make her a valuable member of the Spartan Board.

Joseph Romeo — Director. Mr. Romeo joined Apollo Private Equity in 2013 and is focused on natural resources activities in addition to co-leading Spartan I from IPO to business combination. Prior to that time, Mr. Romeo was a member of the Energy Financial Services group at General Electric focused on evaluating, executing and managing principal investments in the energy sector. Mr. Romeo also serves on the board of directors of various Apollo portfolio companies, including Apex Energy, LLC, Caelus Energy Alaska, LLC, Freestone Midstream Holdings, LLC, High Road Resources, LLC (f.k.a. American Petroleum Partners), Northwoods Energy, LLC, and Roundtable Energy Holdings, LLC. Mr. Romeo graduated from Princeton University with an AB in Politics and received his MBA from Harvard Business School. Mr. Romeo’s extensive experience investing in the energy value chain makes him a valuable addition to the Spartan Board.

Jan C. Wilson — Independent Director. Ms. Wilson served as a consultant to the Royal Bank of Canada from September 2015 until April 2017. Prior to her service as a consultant to the Royal Bank of Canada, Ms. Wilson was a manager at Enron Corporation from May 1996 until January 2002, senior vice president of RBS Sempra Commodities LLC from January 2002 until January 2011 and director of Freepoint Commodities LLC from June 2011 until June 2013. Since April 2018, Ms. Wilson has served as a senior advisor for the Canada Pension Plan Investment Board and is the founder/president of JW 1000 Ltd. a company focused on advising on all project contracts that are required to support financing and allocation of risk for sustainable energy projects. Ms. Wilson served on the board of directors of Spartan Energy Acquisition Corp. and serves on the board of directors of Crestone Peak Resources. Ms. Wilson was a private investor from March 2015 to August 2015 and from April 2017 through March 2018. Ms. Wilson holds a B.A. in Economics and a B.A. in Honours Business Administration from the University of Western Ontario and an M.B.A. from Queens University. Ms. Wilson is well-qualified to serve as director due to her extensive experience in risk management and asset acquisition in the electricity, oil & gas and energy storage industries.

John M. Stice — Independent Director. Mr. Stice previously served as Chief Executive Officer of Access Midstream from the time it spun out of Chesapeake Energy until his retirement in 2015. Mr. Stice began his career in 1981 with Conoco, as an associate engineer. For more than 25 years, Mr. Stice held technical and managerial positions of increasing responsibility with ConocoPhillips in exploration, production, midstream, and gas marketing worldwide. In November 2008, Mr. Stice joined Chesapeake and served as President of Chesapeake Midstream

Development and Senior Vice President of Natural Gas Projects for Chesapeake Energy. He retired in 2015 as Chief Executive Officer of Access Midstream, formerly Chesapeake Midstream Partners. Currently, Mr. Stice serves as Dean of the Mewbourne College of Earth & Energy at the University of Oklahoma, a position he assumed in August 2015. Mr. Stice served on the board of directors of Spartan Energy Acquisition Corp. Mr. Stice serves on the boards of directors of Marathon Petroleum Corporation, MPLX and U.S. Silica Holdings, Inc. Mr. Stice holds a bachelor’s degree in chemical engineering from the University of Oklahoma, a master’s degree in business from Stanford University, and a doctorate in education from The George Washington University. As a result of his professional and academic experiences, Mr. Stice brings extensive breadth, depth and expertise in the oil and natural gas services industry to the Spartan Board.

Number and Terms of Office of Officers and Directors

Spartan has seven directors. The Spartan Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to Spartan’s first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Olivia Wassenaar, Wilson Handler and Christine Hommes, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Joseph Romeo and Jan C. Wilson, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Geoffrey Strong and John M. Stice, will expire at the third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our Initial Business Combination.

Holders of our Founder Shares will have the right to appoint all of our directors prior to consummation of our Initial Business Combination and holders of our public shares will not have the right to vote on the appointment of directors during such time. These provisions of our Charter may only be amended if approved by a majority of at least 90% of our common stock voting at a stockholder meeting.

Spartan’s officers are appointed by the Spartan Board and serve at the discretion of the Spartan Board, rather than for specific terms of office. The Spartan Board is authorized to appoint persons to the offices set forth in Spartan’s bylaws as it deems appropriate. Spartan’s bylaws provide that Spartan’s officers may consist of a Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the Spartan Board.

Board Leadership Structure and Role in Risk Oversight

Mr. Strong serves as the Chairman of the Spartan Board, he is also our Chief Executive Officer and is responsible for leading our management and operations. The Spartan Board believes that the current leadership structure is efficient for a company of our size, and promotes good corporate governance. However, the Spartan Board will continue to evaluate its leadership structure and may change it if, in the opinion of the Spartan Board, a change is required by the needs of our business and operations.

The Spartan Board is actively involved in overseeing our risk assessment and monitoring processes. The Spartan Board focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the Spartan Board include consideration of the challenges and risks of our businesses, and the Spartan Board and management actively engage in discussion on these topics. In addition, each of the Spartan Board’s committees considers risk within its area of responsibility.

Director Independence

The NYSE listing standards require that a majority of the Spartan Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The Spartan Board has determined that Jan C. Wilson and John M. Stice are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Spartan Board

The Spartan Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and an exception for “controlled companies,” the rules of the NYSE require that the compensation and nominating and corporate governance committees of a listed company be comprised solely of independent directors. We will comply with these requirements, subject to applicable phase-in rules. The Charter of each committee is available on our website.

Audit Committee

The Spartan Board has established an audit committee of the board of directors. Jan C. Wilson, John M. Stice and Geoffrey Strong serve as members of our audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to the exception described below. Jan C. Wilson and John M. Stice are independent. We have one year from the date of our IPO to have our audit committee be comprised solely of independent members. We intend to comply with the NYSE listing standards.

The Spartan Board has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The Spartan Board has established a compensation committee of the board of directors. Jan C. Wilson and John M. Stice serve as members of our compensation committee and are each independent. Jan C. Wilson serves as chair of the compensation committee.

The Spartan Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors

The Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

The Spartan Board has established a nominating and corporate governance committee of the board of directors. The members of our nominating and corporate governance are Jan C. Wilson and John M. Stice. Jan C. Wilson serves as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee are to assist the Spartan Board in:

•        identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Spartan Board candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the Spartan Board;

•        developing, recommending to the Spartan Board and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the Spartan Board, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.

Committee Membership, Meetings and Attendance

During the fiscal year ended December 31, 2020, the Spartan Board held one meeting. None of our committees held meetings during the fiscal year ended December 31, 2020.

Each of our incumbent directors attended or participated in the sole meeting of the Spartan Board held during the fiscal year ended December 31, 2020. We encourage all of our directors to attend our annual meetings of stockholders.

Director Nominations

Our nominating and corporate governance committee recommends to the Spartan Board candidates for nomination for election at the annual meeting of the stockholders. The Spartan Board also considers director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Spartan Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our stockholders. Prior to our Initial Business Combination, holders of our public shares will not have the right to recommend director candidates for nomination to the Spartan Board.

Stockholder Communications

The Spartan Board welcomes communications from our stockholders. Our stockholders may send communications to the Spartan Board, any committee of the Spartan Board or any other director in particular, to:

Spartan Acquisition Corp. II
9 West 57th Street, 43rd Floor
New York, NY 10019

Our stockholders should mark the envelope containing each communication as “Stockholder Communication with Directors” and clearly identify the intended recipient(s) of the communication. Spartan’s Chief Executive Officer will review each communication received from our stockholders and will forward the communication, as expeditiously as reasonably practicable, to the addressees if: (a) the communication complies with the requirements of any applicable policy adopted by the Spartan Board relating to the subject matter of the communication; and (b) the communication falls within the scope of matters generally considered by the Spartan Board. To the extent the subject matter of a communication relates to matters that have been delegated by the Spartan Board to a committee or to an executive officer of Spartan, then Spartan’s Chief Executive Officer may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the Spartan Board or an executive officer does not imply or create any fiduciary duty of any Spartan Board member or executive officer to the person submitting the communications.

Code of Ethics and Committee Charters

We have adopted a Code of Ethics applicable to our directors, officers and employees. Our Code of Ethics and our audit, compensation and nominating and corporate governance committee charters are available on our website, http://www.spartanspacii.com/, under the “Governance” tab. In addition, a copy of the Code of Ethics will be provided without charge upon request from us in writing at 9 West 57th Street, 43rd Floor New York, NY 10019 or by telephone at (212) 515-3200. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Apollo manages a significant number of Apollo Funds. Apollo and its affiliates, as well as Apollo Funds, may compete with us for acquisition opportunities. If these entities or companies decide to pursue any such opportunity, we may be precluded from procuring such opportunities. In addition, investment ideas generated within Apollo may be suitable for both us and for Apollo affiliates and/or current or future Apollo Funds and may be directed to such affiliates and/or Apollo Funds rather than to us. Neither Apollo nor members of our management team who are also employed by Apollo have any obligation to present us with any opportunity for a potential business combination of which they become aware. Apollo and/or our management, in their capacities as partners, officers or employees of Apollo or in their other endeavors, may be required to present potential business combinations to other entities, before they present such opportunities to us.

In addition, Apollo or its affiliates may sponsor other blank check companies similar to ours during the period in which we are seeking an Initial Business Combination, and members of our management team may participate in such blank check companies. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among the management teams.

Notwithstanding the foregoing, we may pursue an acquisition opportunity jointly with our sponsor, Apollo, or one or more of its affiliates, one or more Apollo Funds and/or investors in the Apollo Funds, which we refer to as an “Affiliated Joint Acquisition.” Such entities may co-invest with us in the target business at the time of our Initial Business Combination, or we could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities. Each of our officers and directors presently has, and any of them in the future may have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such other entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our Initial Business Combination. In addition, we may pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with us in the target business at the time of our Initial Business Combination, or we could raise additional proceeds to complete the acquisition by issuing to such entity a class of equity or equity-linked securities. Our Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Spartan and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. In addition, Apollo and its affiliates and/or Apollo Funds, including our officers and directors who are affiliated with Apollo, may sponsor or form other blank check companies similar to ours during the period in which we are seeking an Initial Business Combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target.

Potential investors should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our initial stockholders have agreed to waive their Redemption Rights with respect to any Founder Shares and any public shares held by them in connection with the consummation of our Initial Business Combination. Additionally, our initial stockholders have agreed to waive their Redemption Rights with respect to any Founder Shares held by them if we fail to consummate our Initial Business Combination within 27 months from the closing of the IPO. If we do not complete our Initial Business Combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. Furthermore, our initial stockholders have agreed not to transfer, assign or sell any Founder Shares held by them until one year after the date of the consummation of our Initial

Business Combination or earlier if, subsequent to our Initial Business Combination, (i) the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our Initial Business Combination or (ii) we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private placement warrants and the Class A Common Stock underlying such warrants will not be transferable, assignable or saleable until 30 days after the completion of our Initial Business Combination. Since our Sponsor and officers and directors may directly or indirectly own Common Stock and warrants, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our Initial Business Combination.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our Initial Business Combination.

•        Our Sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our Sponsor or an affiliate of our Sponsor or any of our officers or directors to finance transaction costs in connection with an intended Initial Business Combination. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our Charter provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have.

We are not prohibited from pursuing an Initial Business Combination with a company that is affiliated with Apollo, our Sponsor, officers or directors or making the acquisition through a joint venture or other form of shared ownership with our Sponsor, officers or directors. In the event we seek to complete our Initial Business Combination with a business combination target that is affiliated with our Sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or from an independent accounting firm that such Initial Business Combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Further, we pay an amount equal to $10,000 per month to our sponsor for office space, utilities, secretarial support and administrative services provided to us.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In the event that we submit our Initial Business Combination to our public stockholders for a vote, we will complete our Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. Our initial stockholders have agreed to vote any Founder Shares held by them in favor of our Initial Business Combination and our officers and directors have also agreed to vote any public shares purchased during or after the offering in favor of our Initial Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Our Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Charter. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed, and any persons who may become officers or directors prior to the Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (a) we have sufficient funds outside of the Trust Account or (b) we consummate an Initial Business Combination.

Our indemnification obligations may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers.

Spartan

None of our officers or directors has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed for trading on the NYSE through the earlier of consummation of our Initial Business Combination and our liquidation, Spartan has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. In addition, Spartan will reimburse the Sponsor and Spartan’s executive officers and directors, or any of their respective affiliates, for any out-of-pocket expenses incurred in connection with activities on Spartan’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by Spartan to the Sponsor, Spartan’s officers and directors, or any of their respective affiliates, prior to completion of Spartan’s Initial Business Combination.

For more information about the interests of Spartan’s Sponsor, directors and officers in the Business Combination, see the subsection entitled “The Business Combination — Interests of Certain Persons in the Business Combination.”

Except as otherwise disclosed in this proxy statement/prospectus, no compensation will be paid to the executive officers or directors of Spartan or Sunlight pursuant to the Business Combination.

Sunlight

For the fiscal year ended December 31, 2020, Sunlight’s named executive officers were:

Matthew Potere, Chief Executive Officer;

Barry Edinburg, Chief Financial Officer; and

Timothy Parsons, Chief Operating Officer.

Sunlight’s Chief Executive Officer is Personally Invested in Sunlight

Mr. Potere has invested a portion of his personal net worth in Class A Units of Sunlight. The Current Sunlight Board considers the Class A Units held by Mr. Potere to be an investment rather than compensation, because he purchased the units at market prices using personal funds. Consequently, the values attributable to the Class A Units held by Mr. Potere and any distributions made with respect to those units, including any distributions paid in-kind, are not included in the Summary Compensation Table.

Fiscal Year 2020 Summary Compensation Table

The following table shows information regarding the compensation of Sunlight’s named executive officers for services performed during the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation(1) ($)	Total ($)
Matthew Potere, Chief Executive Officer	2020	300,000	225,000	35,869	560,869
Barry Edinburg, Chief Financial Officer	2020	300,000	190,000	19,924	509,924
Timothy Parsons, Chief Operating Officer	2020	290,000	175,000	19,250	484,250

____________

(1)      Represents Sunlight’s payment of $15,550 in fees associated with Mr. Potere’s membership in certain industry associations, and further represents $20,319 for Mr. Potere, $19,924 for Mr. Edinburg and $19,250 for Mr. Parsons to reimburse each of them for certain tax obligations that they bear due to Form K-1 status instead of being Form W-2 employees. One quarter of each of such reimbursement amounts were paid in January 2021 but related to the 2020 tax year.

Narrative Disclosure to Summary Compensation Table

The compensation of Sunlight’s named executive officers generally consists of base salary, annual incentive compensation in the form of a cash bonus, and equity compensation. In making executive compensation decisions, the Current Sunlight Board has considered such factors as they deem appropriate in the exercise of their discretion and business judgment, including a subjective assessment of the named executive officer’s performance, the amount of vested and unvested equity held by the officer, amounts paid to Sunlight’s other executive officers and competitive market conditions.

Base Salary and Annual Bonus

The salaries and target bonus opportunities of Sunlight’s named executive officers are typically reviewed annually and adjusted when the Current Sunlight Board determines it is appropriate pursuant to the terms of each named executive officer’s employment agreement with Sunlight (each, an “Existing Sunlight Employment Agreement”). For calendar year 2020, Mr. Potere’s base salary was $300,000, Mr. Edinburg’s base salary was $300,000 and Mr. Parsons’ base salary was $290,000.

Each of Sunlight’s named executive officers has a target bonus opportunity stated as a percentage of the officer’s base salary pursuant to the minimum thresholds set forth in each named executive officer’s Existing Sunlight Employment Agreement. For calendar year 2020, these target bonus opportunities were 60% in the case of Mr. Potere, 50% in the case of Mr. Edinburg and 50% in the case of Mr. Parsons. Sunlight’s named executive officers’ calendar year 2020 bonuses took into account both company performance and individual performance. All annual bonus amounts, whether earned based on a subjective review of each officer’s individual performance or otherwise, are reflected in the “Bonus” column of the Fiscal Year 2020 Summary Compensation Table above.

Equity Compensation

Historically, the equity compensation granted to Sunlight’s named executive officers has consisted of Class C Units, but none of Sunlight’s named executive officers received any equity awards in 2020. None of Sunlight’s named executive officers participates in the LTIP. Sunlight believes that overall business success creates meaningful value to Sunlight’s equityholders and, through their holdings of Class C Units, Sunlight’s named executive officers. The Class C Units are designed as “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43, which is intended to provide an immediate and significant alignment between the named executive officers and the future success of Sunlight’s business. The actual number of Class C Units and the value associated with a potential payment under the Class C Units is described in greater detail in the “Outstanding Equity Awards at Fiscal Year 2020 Year-End” table below.

As profits interests, the Class C Units have no value for tax purposes on the date of grant, but instead are designed to gain value only after Sunlight has made required distributions to the holders of Class A Units and Class B Units (as each term is defined in the Existing Sunlight LLC Agreement) or, in the event of a sale of Sunlight or liquidation, realized minimum returns for certain Sunlight equityholders and with respect to such units.

Perquisites and Additional Benefits

Sunlight’s named executive officers are generally eligible to participate in Sunlight’s health and wellness plans and 401(k) plan (as described below) to the same extent as other full-time employees. Sunlight generally does not provide Sunlight’s named executive officers with perquisites or other personal benefits other than reimbursing Sunlight’s named executive officers for certain expenses associated with their K-1 filing status. However, Sunlight does reimburse Sunlight’s named executive officers for certain memberships in certain industry associations and their necessary and reasonable business and travel expenses incurred in connection with their services to us.

Severance and Change in Control Benefits Under Existing Employment and Equity Arrangements with Sunlight’s Named Executive Officers

Sunlight has entered into the Existing Sunlight Employment Agreements with each of its named executive officers, which set forth the terms of the officer’s employment and providing that the officer’s employment will be “at will” and may be terminated at any time.

Severance Benefits Under Existing Employment Agreements — Termination of Employment Generally

Pursuant to the Existing Sunlight Employment Agreements with each of the named executive officers, upon termination by the named executive officer for any reason or no reason, including retirement, by Sunlight for Cause (as defined below), or due to the death or disability, such officer will receive any accrued and unpaid base salary through the date of termination.

Severance Benefits Under Existing Employment Agreements — Termination by Sunlight without Cause or by the Named Executive Officer for Good Reason

Under the Existing Sunlight Employment Agreements with each of the named executive officers, the named executive officers are entitled to severance payments in the event of a termination without Cause (as defined below) and Mr. Edinburg is also entitled to severance payments upon his resignation for Good Reason (as defined below) as follows:

•        For Mr. Potere, if his employment is terminated by Sunlight without Cause (as defined below), he is entitled to receive (i) any accrued and unpaid base salary through the date of termination, (ii) six months of base salary continuation and (iii) if such termination occurs on or after the seventh month of Sunlight’s fiscal year, a prorated portion of Mr. Potere’s annual bonus for the year in which such termination occurs;

•        For Mr. Edinburg, if his employment is terminated by Sunlight without Cause (as defined below) or by him for Good Reason (as defined below), he is entitled to receive (i) any accrued and unpaid base salary through the date of termination, (ii) six months of base salary continuation and (iii) if such termination occurs between January 1st and the payment of Mr. Edinburg’s annual bonus for the prior year, such annual bonus will be paid on the date on which such other Sunlight employees receive their annual bonuses; and

•        For Mr. Parsons, in the event that his employment is terminated by Sunlight without Cause (as defined below), he is entitled to receive (i) any accrued and unpaid base salary through the date of termination and (ii) six months of base salary continuation.

As a condition to the receipt of severance benefits, each of Sunlight’s named executive officers must execute a release of claims and return all property of Sunlight. Upon any termination of or by Messrs. Potere, Edinburg and Parsons, each will be subject to a non-competition agreement covering a period of 12 months (for Mr. Potere) or 6 months (for each of Messrs. Edinburg and Parsons) after the date of termination.

Under the Existing Sunlight Employment Agreements, “Cause” generally means the named executive officer’s (a) indictment for a felony, (b) fraudulent, grossly negligent, dishonest or unlawful conduct in connection with employment duties, (c) contravention of specific lawful directions related to a material duty or responsibility which continues for five business days following receipt of written notice, (d) breach of material obligations under the agreement or failure to comply with a material Sunlight policy, in each case, which continues for five business days following receipt of written notice, or (e) engaging in personal conduct in connection with employment duties or responsibilities which discredits or materially damages Sunlight, or engaging in conduct that results in conviction or regulatory action.

With respect to Mr. Edinburg, under his Existing Sunlight Employment Agreement, “Good Reason” generally means (a) a reduction by Sunlight of Mr. Edinburg’s base salary to an amount less than $300,000, (b) a substantial and material adverse change, without Mr. Edinburg’s written consent, in his authority or duties causing Mr. Edinburg’s position to have materially less responsibility, (c) any requirement by Sunlight that Mr. Edinburg work primarily from an office or location more than 25 miles from the location stated in the employment agreement and (d) any material breach by Sunlight of any provision of Mr. Edinburg’s employment agreement.

Severance Benefits Under Existing Equity Arrangements

As described under “Outstanding Equity Awards at Fiscal Year 2020 Year-End” below, Messrs. Potere, Edinburg and Parsons each hold Class C Units, which are subject to time- and performance-based vesting requirements. Pursuant to the terms of the Existing Sunlight LLC Agreement, all unvested Class C Units will be forfeited for no consideration upon the holder of such units’ termination of employment for any reason; provided, however, if Messrs. Potere’s, Edinburg’s or Parsons’ employment is terminated by the Company without “Cause” or due to his resignation for “Good Reason” during the six-month period immediately preceding the date on which a final letter of intent for a “Sale of the Company” or a “Qualified Public Offering” (each as defined in the Existing Sunlight LLC Agreement) is executed, then his Class C-3 Units would be treated as outstanding on the applicable exit event and eligible to provisionally vest (or vest in full if the applicable time-based vesting requirements have been met as of the date of such exit event) upon the occurrence of such exit event. As holders of Class C-3 Units, Messrs. Potere, Edinburg and Parsons are subject to certain post-termination restrictive covenants. See Footnote 3 to the table under “Outstanding Equity Awards at Fiscal Year 2020 Year-End” below for a further description of the expected treatment of the outstanding Class C Units held by the named executive officers in connection with the Business Combination.

Outstanding Equity Awards at Fiscal Year 2020 Year-End

The following table provides information regarding outstanding equity awards held by Sunlight’s named executive officers as of December 31, 2020. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

A portion of the outstanding equity awards granted to Sunlight’s named executive officers will vest immediately prior to Closing, provided that such named executive officers remain employed by Sunlight as of such time and, subject to the terms of the applicable employment agreement for each named executive officer, have not been or are not terminated for Cause or resigned for Good Reason, as applicable. As of December 31, 2020, the outstanding equity awards of the named executive officers were as follows:

			Option Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable(2)		Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Option Exercise Price ($)(4)	Option Expiration Date
Matthew Potere	9/11/2015	(5)	1,612	(6)	0	0	0
	9/11/2015	(7)	9,834		0	0	0
	11/13/2017	(8)	4,058		5,218	0	0
	6/11/2019	(9)	0		50,364	0	0
Barry Edinburg	6/12/2016	(10)	3,917		3,917	0	0
	11/13/2017	(11)	3,300		4,244	0	0
	6/11/2019	(12)	0		32,624	0
Timothy Parsons	6/1/2016	(13)	1,469		1,469	0	0
	11/13/2017	(14)	1,782		2,293	0	0
	6/11/2019	(15)	0		22,429	0	0

____________

(1)      Sunlight believes that, despite the fact that the Class C Units do not require the payment of an exercise price, such units are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option”-like feature.

(2)      The outstanding equity awards granted to Messrs. Potere, Edinburg and Parsons are subject to various vesting requirements, including time-based requirements, performance-based requirements, and vesting requirements relating to the issuance of the Class A Preferred PIK Distribution (as defined in the Existing Sunlight LLC Agreement) (the “PIK-based vesting requirements”). The units described here have fully-vested as of December 31, 2020 by their terms.

(3)      The outstanding equity awards described here are subject to time-based, performance-based, or PIK-based vesting requirements that have not been met as of December 31, 2020. Upon the consummation of the Business Combination, all performance-based vesting requirements related to the outstanding equity awards of Messrs. Potere, Edinburg, and Parsons are expected to be met. It is further expected that, at the Closing of the Business Combination, the time-based vesting relating to the 6/1/2016, 6/12/2016, and 11/13/2017 grants will be fully accelerated pursuant to the terms of such grants. With regard to the 6/11/19 grants, the time-based vesting requirements with regard to half of the units that have not time-vested as of the Closing will be fully accelerated pursuant to the terms of such grants and the remaining half of such units will provisionally vest and be subject to additional time-based vesting, and release from escrow, subsequent to the Closing. Further, the PIK-based vesting requirements relating to certain of the units granted to Messrs. Potere, Edinburg, and Parsons on 6/11/2019 are not expected to be met at the Closing and the units that have not met such requirements will be forfeited at such time.

(4)      These awards are not traditional options, and therefore, there is no exercise price or expiration date associated with them.

(5)      Mr. Potere was granted 1,900 Class B Units, which vested as follows: 977 on 2/15/2016; 608 on 2/15/2017; and 315 on 2/15/2018.

(6)      Mr. Potere was originally granted equity awards for 1,900 Class B Units. Mr. Potere subsequently sold 288 Class B Units in connection with the investment by certain of the FTV Parties in Sunlight in May 2018.

(7)      Mr. Potere was granted 9,834 Class C-1 Units, which vest 25% on the first anniversary of the Grant Date and 1/48th each month thereafter.

(8)      Mr. Potere was granted 6,048 Class C-2 Units and 3,228 Class C-2AD Units, 50% of each of which are subject to time-based vesting and 50% of each of which are subject to performance-based vesting. Twenty-five percent of the time-based awards vest on 5/1/2018 with the remaining vesting 1/36th per month beginning 6/1/2018. The performance-based awards vest upon satisfaction of pre-established performance goals.

(9)      Mr. Potere was granted 24,700 Class C-3 Units and 25,664 Class C-3AD Units. The Class C-3 and Class C-3AD Units are subject to both time-based and performance-based vesting and the Class C-3AD Units are also subject to PIK-based vesting. Twenty percent of these units become provisionally time-vested on 5/25/2019, with the remaining provisionally vesting 1/48th per month beginning 6/1/2020. Provided the awards are time-vested as of the relevant exit date, 1/4 of the awards become performance-vested upon each the following performance thresholds: Exit Equity Value in excess of $330 million; $412.5 million; $495 million; and $577.5 million.

(10)    Mr. Edinburg was granted 7,834 Class C-1 Units, 50% of which are subject to time-based vesting and 50% of which are subject to performance-based vesting. Twenty-five percent of the time-based awards vest the first anniversary of the Grant Date and 1/48th each month thereafter. The performance-based awards vest upon satisfaction of pre-established performance goals.

(11)    Mr. Edinburg was granted 4,919 Class C-2 Units and 2,625 Cass C-2AD Units, 50% of each of which are subject to time-based vesting and 50% of each of which are subject to performance-based vesting. Twenty-five percent of the time-based awards vest 5/1/2018 with the remaining vesting 1/36th per month beginning 6/1/2018. The performance-based awards vest upon satisfaction of pre-established performance goals.

(12)    Mr. Edinburg was granted 16,000 Class C-3 Units and 16,624 Class C-3AD Units. The Class C-3 and Class C-3AD Units are subject to both time-based and performance-based vesting and the Class C-3AD Units are also subject to PIK-based vesting. 20% of these units become provisionally time-vested on 5/25/2019, with the remaining provisionally vesting 1/48th per month beginning 6/1/2020. Provided the awards are time-vested as of the relevant exit date, 1/4 of the awards become performance-vested upon each of the following performance thresholds: Exit Equity Value in excess of $330 million; $412.5 million; $495 million; and $577.5 million.

(13)    Mr. Parsons was granted 2,938 Class C-1 Units, 50% of which are subject to time-based vesting and 50% of which are subject to performance-based vesting. Twenty-five percent of the time-based awards vest on the first anniversary of 2/15/2016 and 1/48th each month thereafter. The performance-based awards vest upon satisfaction of pre-established performance goals.

(14)    Mr. Parsons was granted 2,657 Class C-2 Units and 1,418 Class C-2AD Units, 50% of each of which are subject to time-based vesting and 50% of each of which are subject to performance-based vesting. Twenty-five percent of the time-based awards vest 5/1/2018 with the remaining vesting 1/36th per month beginning 6/1/2018. The performance-based awards vest upon satisfaction of pre-established performance goals.

(15)    Mr. Parsons was granted 11,000 Class C-3 Units and 11,429 Class C-3AD Units. The Class C-3 and Class C-3AD Units are subject to both time-based and performance-based vesting and the Class C-3AD Units are also subject to PIK-based vesting. 20% of these units become provisionally time-vested on 5/25/2019, with the remaining provisionally vesting 1/48th per month beginning 6/1/2020. Provided the awards are time-vested as of the relevant exit date, 1/4 of the awards become performance-vested upon each of the following performance thresholds: Exit Equity Value in excess of $330 million; $412.5 million; $495 million; and $577.5 million

Additional Narrative Disclosure

401(k) Plan

Sunlight maintains a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Service Code, so that contributions to the 401(k) plan by employees or by Sunlight, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by Sunlight, if any, will be deductible by Sunlight when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits Sunlight to make contributions up to the limits allowed by law on behalf of all eligible employees. Beginning in February 2021, Sunlight began matching 401(k) plan contributions by all employees at 50% of an employee’s contributions, up to 3% of such employee’s base salary per year.

Executive Compensation After Closing

2021 Equity Incentive Plan and 2021 Employee Stock Purchase Plan

Assuming the approval of Proposal No. 4 and Proposal No. 5, following the closing of the Business Combination, Sunlight Financial Holdings will adopt the 2021 Plan and the ESPP, in which Sunlight’s named executive officers will be eligible to participate. For a description of these plans see “Proposal No. 4 — The 2021 Plan Proposal” and “Proposal No. 5 — The ESPP Proposal.”

New Employment Agreements for Named Executive Officers

In connection with the Business Combination, we anticipate entering into a new employment agreement with each of the named executive officers (each, a “New Sunlight Employment Agreement”) that will become effective upon the Closing. Pursuant to the New Sunlight Employment Agreements, each of the named executive officers will have the following position at Sunlight and Sunlight Financial Holdings (collectively, the “Employer”): Mr. Potere — Chief Executive Officer, Mr. Edinburg — Chief Financial Officer, and Mr. Parsons — Chief Operating Officer. The New Sunlight Employment Agreements do not have a fixed term and may be terminated at any time in accordance with their terms. Upon any termination of employment Messrs. Potere, Edinburg and Parsons or the Company, each will be subject to a non-competition covenant we anticipate will cover a period of 18 months (for Mr. Potere) or 12 months (for each of Messrs. Edinburg and Parsons) months after the date of termination and a non-solicitation covenant we anticipate will cover a period of 18 months (for Mr. Potere) or 12 months (for each of Messrs. Edinburg and Parsons) months after the date of termination.

Base Salary and Annual Bonus

The base salaries and target bonus opportunities of the named executive officers are set forth in the New Sunlight Employment Agreements. The initial base salaries set forth in the New Sunlight Employment Agreements are $300,000 for Mr. Potere, $300,000 for Mr. Edinburg and $290,000 for Mr. Parsons. Base salaries will be reviewed and subject to adjustment, at least annually, by the Compensation Committee.

Each of the named executive officers has a target annual bonus opportunity based on both the Company’s achievement of certain financial performance objectives and the named executive officer’s achievement of certain individual performance objectives. Each named executive officer’s target annual bonus opportunity is stated as a percentage of the named executive officer’s base salary and requires the named executive officer’s continued employment through December 31 of the calendar year during which the annual bonus is earned. The initial target annual bonuses set forth in the New Sunlight Employment Agreements are 60% for Mr. Potere, 50% for Mr. Edinburg and 50% for Mr. Parsons.

Equity Compensation

The named executive officers are eligible to receive annual equity awards from time to time in the sole discretion of the Compensation Committee.

Employee and Additional Benefits

The named executive officers are eligible to receive benefits that are substantially similar to those of other executives of the Employer of like status. In addition, Sunlight will reimburse the named executive officers for certain incremental self-employment taxes associated with their K-1 filing status (for so long as they remain K-1 filers) and their business expenses incurred in the ordinary course of business, in accordance with the Employer’s expenses reimbursement policies and procedures.

Severance Benefits — Termination of Employment for Cause and without Good Reason

Pursuant to the New Sunlight Employment Agreements, upon termination of the named executive officer’s employment by the Employer for Cause (as defined below), or by the named executive officer without Good Reason (as defined below), such named executive officer will receive: (i) any accrued and unpaid base salary through the date of termination; (ii) payment for any previously unreimbursed business expenses; (iii) vested amounts under the New Sunlight Employment Agreement and any other agreement with the Employer, (iv) except in the case of a termination for Cause (as defined below), an annual bonus for any completed fiscal year to the extent then unpaid, and (v) any previously unreimbursed incremental self-employment taxes due under the New Employment Agreement associated with their K-1 filing status (collectively, the “Accrued Rights”).

Severance Benefits — Termination by the Employer without Cause or by the Named Executive Officer for Good Reason Not in Connection with a Change in Control

Under the New Sunlight Employment Agreements, each named executive officer is entitled to the following severance payments in the event of termination of his employment without Cause or upon his resignation for Good Reason outside of the Protection Period (as defined below) (collectively, the “Involuntary Termination Severance Benefits”):

•        Accrued Rights;

•        Multiple of base salary (2 times for Mr. Potere and 1.5 times for each of Messrs. Edinburg and Parsons);

•        Multiple of the target annual bonus (2 times for Mr. Potere and 1.5 times for each of Messrs. Edinburg and Parsons);

•        Full and immediate vesting of all outstanding Class C Units (including any provisionally vested Class C Units) granted prior to the effective date of the New Sunlight Employment Agreement (and any cash, securities or other consideration into which such Class C Units are converted) and a 12-month post-termination exercise period with respect to vested stock options and stock appreciation rights (or, if shorter, the remainder of the full term); and

•        An amount equal to the monthly premium payment to continue the named executive officer’s (and the named executive officer’s family members who were participants in the group health, dental and vision plans immediately prior to the named executive officer’s termination of employment) existing group health, dental coverage and vision for 18 months, calculated under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 without regard to whether the named executive officer actually elects such continuation of coverage (the “COBRA Benefits”).

The cash-based portion of the Involuntary Termination Severance Benefits (other than the Accrued Rights) will be paid in equal monthly installments over a 24-month period (for Mr. Potere) or an 18-month period (for each of Messrs. Edinburg and Parsons). As a condition to the receipt of the Involuntary Termination Severance Benefits, each of the named executive officers must timely execute and not revoke a release of claims.

Under the New Sunlight Employment Agreements, “Cause” generally means the named executive officer’s
(a) willful and material breach of any material term or provision of the New Sunlight Employment Agreement,
(b) indictment or conviction of or plea of nolo contendere to a felony or other crime involving dishonesty or moral turpitude or that would otherwise reasonably be expected to impair or impede the operations of the Employer,
(c) gross negligence, violence or threat of violence, fraud, theft or embezzlement (including any violation of federal securities laws) (d) willful breach of any material, written policy of the Employer or the rules of any governmental or regulatory body that, in either case, is (or reasonably could be) materially and demonstrably injurious to the Employer, (e) willful and repeated refusal to follow the lawful directions of the board of directors of the Employer, or (f) any other willful misconduct or breach of fiduciary duty that is (or reasonably could be) materially injurious to the financial condition, operations or business reputation of the Employer.

Under the New Sunlight Employment Agreements, “Good Reason” generally means, without the named executive officer’s written consent, (a) a material reduction in the named executive officer’s base salary or target annual bonus, provided however, that prior to a Change in Control (defined below) any diminution in the named executive officer’s base salary shall not be considered a material diminution to the extent the amount of the diminution, when stated as a percentage, is applied uniformly among all similarly situated employees and does not represent more than a 20% diminution of base salary, (b) a material diminution in the nature or scope of the named executive officer’s authority, duties or responsibilities, (c) a diminution in the named executive officer’s title or change in the reporting relationship of the named executive officer, (d) any material breach by the Employer of any provision of the New Sunlight Employment Agreement, and (e) any requirement by the Employer that the named executive officer work primarily from an office or location more than 25 miles from the location stated in the New Sunlight Employment Agreement.

Under the New Sunlight Employment Agreements, “Change in Control” generally means (a) any “person” or “group” (as defined in Section 13(d) and 14(d) of the Exchange Act), excluding for this purpose, (i) any trustee or other fiduciary holding securities under an employee benefit plan of the Employer, or (ii) any corporation owned, directly or indirectly, by the stockholders of Sunlight Financial Holdings in substantially the same proportions as their ownership of Sunlight Financial Holdings common stock), is or becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act) directly or indirectly of 50% or more of the total voting power represented by Sunlight Financial Holdings then-outstanding securities; (b) a change in the composition of the New Sunlight Financial Holdings Board during any 12 consecutive month period the result of which fewer than a majority of the members of the New Sunlight Financial Holdings Board are Incumbent Directors (as defined below);
(c) a reorganization, merger, statutory share exchange, acquisition, consolidation or similar corporate transaction involving Sunlight Financial Holdings or any of its affiliates; a sale or other disposition of the assets of Sunlight Financial Holdings or an acquisition of assets or stock of another entity by Sunlight Financial Holdings or any of its affiliates, in each case, unless, following such transaction, (x) all or substantially all of the individuals and entities that were the beneficial owners of the voting securities of Sunlight Financial Holdings outstanding immediately prior thereto continue to own at least 50% of the total voting power represented by the voting securities of Sunlight Financial Holdings or such surviving entity or its parent outstanding immediately after such transaction, and
(y) at least a majority of the members of the board of directors of the entity resulting from such transaction were Incumbent Directors at the time of the execution of the initial agreement or of the action of the New Sunlight Financial Holdings Board providing for such transaction; or (d) approval of the stockholders of Sunlight of a liquidation or dissolution of Sunlight.

Under the New Sunlight Employment Agreement “Incumbent Directors” generally means members of the New Sunlight Financial Holdings Board who are elected, or nominated for election, to the New Sunlight Financial Holdings Board with the affirmative votes of at least a majority of the Incumbent Directors as the time of such election or nomination (but does not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of members of the New Sunlight Financial Holdings Board).

Under the New Sunlight Employment Agreements, “Protection Period” means the 24-month period immediately following a Change in Control and the 12-month period immediately preceding a Change in Control.

Severance Benefits — Termination by Sunlight without Cause or by the Named Executive Officer for Good Reason in Connection with a Change in Control

Under the New Sunlight Employment Agreements, each named executive officer is entitled to the following severance payments in the event of his termination of employment without Cause or upon his resignation for Good Reason within the Protection Period (collectively, the “Change in Control Severance Benefits”).

•        Accrued Rights;

•        Multiple of base salary (2.5 times for Mr. Potere and 2.0 times for each of Messrs. Edinburg and Parsons);

•        Multiple of annual bonus paid with respect to the calendar year immediately preceding the calendar year within which the named executive officer was terminated, or if such bonus has not yet been paid as of such termination, the target annual bonus for such preceding calendar year (2.5 times for Mr. Potere and 2.0 times for each of Messrs. Edinburg and Parsons);

•        Full and immediate vesting of all outstanding equity awards, equity-based awards and other long-term incentives (with performance-based awards to vest at the greater of target or actual performance) and a 30-month post-termination exercise period with respect to vested stock options and stock appreciation rights (or, if shorter, the remainder of the full term); and

•        The COBRA Benefits.

The cash-based portion of the Change in Control Severance Benefits (other than the Accrued Rights) will be paid in the form of a lump sum payment for each of Messrs. Potere, Edinburg and Parsons. As a condition to the receipt of the Change in Control Severance Benefits, each of the named executive officers must execute a release of claims.

Severance Benefits — Termination in Connection with the Named Executive Officer’s Death or Disability

Under the New Sunlight Employment Agreements, the named executive officers are entitled to the following severance payments upon a termination of employment due to his death or Disability (as defined below):

•        Accrued Rights;

•        Pro-rated target annual bonus, payable in a lump sum;

•        Full and immediate vesting of all outstanding Class C Units (including any provisionally vested Class C Units) granted prior to the effective date of the New Sunlight Employment Agreement (and any cash, securities or other consideration into which such Class C Units are converted) and a 30-month post-termination exercise period with respect to vested stock options and stock appreciation rights (or, if shorter, the remainder of the full term); and

•        The COBRA Benefits.

Under the New Sunlight Employment Agreements, “Disability” generally has the meaning ascribed to such term (or substantially similar term) in the disability insurance program that is sponsored by the Employer, or if no such definition exists or the named executive officer is not covered by such a program, then Disability means (a) the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (b) the Social Security Administration has determined the named executive officer to be disabled.

Grants of New Equity Awards

Following the consummation of the Business Combination, Sunlight intends to develop an executive compensation program that is designed to align compensation with Sunlight Financial Holdings’ business objectives and the creation of stockholder value, while enabling Sunlight Financial Holdings to attract, retain, incentivize and reward individuals who contribute to the long-term success of Sunlight Financial Holdings. Decisions on the executive compensation program will be made by the Compensation Committee.

If the Spartan stockholders approve the 2021 Plan and it becomes effective in connection with the Business Combination, we anticipate making one-time grants of time-based restricted stock units of the Company (collectively, the “2021 Restricted Stock Units”) to Sunlight’s named executive officers in fiscal year 2021 following the Closing Date. For additional information and a description of the 2021 Plan, see “Proposal No. 4 — The 2021 Plan Proposal.”

If granted, it is expected that the 2021 Restricted Stock Units will vest over the three-year period following the Closing Date, with one third of the 2021 Restricted Stock Units vesting on the second anniversary of the Closing Date and two thirds of the 2021 Restricted Stock Units vesting on the third anniversary of the Closing Date, in each case, subject to the named executive officer’s continued employment through the applicable vesting date. While the value and terms of the 2021 Restricted Stock Units are subject to the discretion of the Compensation Committee, such that they may ultimately change prior to the grant date and may differ than those set forth below, we anticipate that the aggregate estimated grant date dollar values of the 2021 Restricted Stock Units granted to Sunlight’s named executive officers will be as follows: (i) Matthew Potere: $5,100,000; (ii) Barry Edinburg: $829,000; and
(iii) Timothy Parsons: $636,000. We anticipate that the award agreements underlying the 2021 Restricted Stock Units granted to each of Sunlight’s named executive officers will provide that (i) the tranche of the 2021 Restricted Stock Units scheduled to vest on the vesting date immediately following the named executive officer’s (x) termination of employment due to his or her death or “Disability” (as defined in the 2021 Plan), (y) termination of employment by the Company without “Cause” (as defined in the New Sunlight Employment Agreements) or (z) resignation for “Good Reason” (as defined in the New Sunlight Employment Agreements) shall immediately vest on the date of such named executive officer’s termination of employment; and (ii) all outstanding and unvested 2021 Restricted

Stock Units shall immediately vest on the date of such named executive officer’s termination of employment by the Company without Cause or resignation for Good Reason that occurs within the 12-month period immediately preceding a “Change in Control” (as defined in the 2021 Plan) or the 24-month period immediately following a Change in Control.

Fiscal Year 2020 Director Compensation

In fiscal year 2020, Sunlight did not directly compensate any of its directors in connection with their service on the Current Sunlight Board. Sunlight has a policy of reimbursing all of its non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings.

In September 2015, Sunlight entered into a management agreement with Tiger. Under the terms of the agreement, Sunlight pays Tiger a management fee of $50,000 per calendar quarter for strategic financial services provided by Tiger to Sunlight. In May 2018, Sunlight entered into a management agreement with FTV. Under the terms of the agreement, FTV will provide strategic financial services to Sunlight in exchange for a management fee of $50,000 per calendar quarter.

Following the Business Combination, Sunlight Financial Holdings will implement a compensation program for its non-employee directors. Pursuant to this program, non-employee directors will receive the following cash compensation, paid quarterly in arrears:

Position	Annual Retainer
Board service		$50,000
plus (as applicable):
Board Chair	$
Audit Committee Chair		$20,000
Compensation Committee Chair		$15,000
Nominating & Corporate Governance Committee Chair		$10,000

Sunlight Financial Holdings expects to reimburse non-employee directors for their reasonable out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Effective immediately after the consummation of the Business Combination, the business and affairs of Sunlight Financial Holdings will be managed by or under the direction of the New Sunlight Financial Holdings Board. In accordance with the Investor Rights Agreement, the New Sunlight Financial Holdings Board will consist of nine (9) members that will be divided into three classes (Class I, Class II and Class III) serving staggered three-year terms, with the term of Class I to be reelected in 2022, Class II to be reelected in 2023 and Class III to be reelected in 2024. Pursuant to the Investor Rights Agreement, (i) Brad Bernstein will serve as the director nominated by the FTV Parties pursuant to the Investor Rights Agreement; (ii) Emil W. Henry, Jr. will serve as the director nominated by the Tiger Parties pursuant to the Investor Rights Agreement as well as Chairman of the New Sunlight Financial Holdings Board; (iii) Jennifer D. Nordquist and Kenneth Shea will serve as directors nominated by the Sponsor, each of whom shall qualify as an Independent Director; and (iv) Jeanette Gorgas, Toan Huynh, Philip Ryan and Joshua Siegel will serve as directors nominated by the Sunlight equityholders pursuant to the Investor Rights Agreement, each of whom shall qualify as an Independent Director. At each annual meeting of stockholders commencing with the annual meeting in 2023, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The management team of Sunlight Financial Holdings is expected to be composed of the management team of Sunlight immediately prior to Closing. The following table lists the names, ages as of December 31, 2020 and positions of the individuals who are expected to serve as directors and executive officers of Sunlight Financial Holdings upon consummation of the Business Combination:

Name	Age	Position(s)
Executive Officers
Matthew Potere	45	Chief Executive Officer and Director (Class III)
Barry Edinburg	53	Executive Vice President and Chief Financial Officer
Nora Dahlman	55	Executive Vice President, General Counsel and Corporate Secretary
Timothy Parsons	43	Executive Vice President and Chief Operating Officer
Scott Mulloy	50	Executive Vice President and Chief Information Officer

Non-Employee Directors
Brad Bernstein	54	Director (Class II)
Jeanette Gorgas	52	Director (Class I)(2)
Emil W. Henry, Jr.	60	Director (Class II)
Toan Huynh	45	Director (Class III)(1)(3)
Jennifer D. Nordquist	53	Director (Class II)(2)(3)
Philip Ryan	65	Director (Class III)(1)
Kenneth Shea	63	Director (Class I)(2)
Joshua Siegel	50	Director (Class I)(1)(3)

____________

(1)      Member of the Audit Committee, effective upon completion of the Business Combination.

(2)      Member of the Compensation Committee, effective upon completion of the Business Combination.

(3)      Member of the Nominating and Corporate Governance Committee, effective upon completion of the Business Combination.

Executive Officers

Matthew Potere.    Mr. Potere has served as Chief Executive Officer and a member of the board of directors for Sunlight since 2015. Prior to Sunlight, Mr. Potere served as a Senior Vice President responsible for Bank of America, N.A.’s home equity product from 2012 to 2015. Prior to Bank of America, Mr. Potere served as the Chief Operating Officer of Swift Financial from 2007 to 2010, and in various senior credit, marketing and operations roles at MBNA America Bank, N.A. from 1995 to 2006. Mr. Potere holds a B.A. in Criminal Justice from the University of Delaware. Sunlight believes Mr. Potere is qualified to serve as a member of the New Sunlight Financial Holdings Board due to his extensive executive management and lending industry leadership experience.

Barry Edinburg.    Mr. Edinburg has served as Sunlight’s Chief Financial Officer since 2016. Prior to Sunlight, Mr. Edinburg served as Chief Financial Officer of Spruce Finance Inc. from 2015 to 2016 and in the same role at Kilowatt Financial LLC from 2013 until the time of its merger with Clean Power Finance, Inc. to form Spruce Finance. Prior to Kilowatt Financial, Mr. Edinburg was a Managing Director at Fortress Investment Group from 2004 to 2012, where he was responsible for both making and managing private equity investments in financial services and other business and generally for the capital markets activities of portfolio companies. Mr. Edinburg holds a B.A. in Psychology from Tufts University and a J.D. from the Boston University School of Law.

Timothy Parsons.    Mr. Parsons has served as Sunlight’s Chief Operating Officer since 2016 and he is responsible for Sunlight’s credit risk management and operations. Prior to Sunlight, Mr. Parsons served as Director of Risk at Citigroup, Inc. from May 2011 to February 2016, where he led risk management for Citi’s Sears credit card portfolio. Prior to Citigroup, Mr. Parsons served in various senior credit, operations and analytics roles at Swift Financial, LLC, J.P. Morgan Chase & Co. and MBNA America Bank. N.A. Mr. Parsons holds a B.S. in Finance from the University of Delaware.

Scott Mulloy.    Mr. Mulloy has served as Sunlight’s Chief Information Officer since 2017. Prior to Sunlight, Mr. Mulloy served as Chief Technology Officer of JVL Ventures, LLC d/b/a Softcard from 2011 to 2015, and in various leadership positions at GE Capital, including as Chief Information Officer of GE Retail Finance and GE Commercial Finance, from 1994 to 2011. Mr. Mulloy holds a B.S. in Electrical Engineering from Clarkson University.

Nora Dahlman.    Ms. Dahlman has served as Sunlight’s General Counsel since 2017. Prior to Sunlight, Ms. Dahlman served as an Assistant General Counsel and the Head of Structured Financial Legal Section at Wells Fargo Bank, N.A. from 2008 to 2017. Prior to Wells Fargo, Ms. Dahlman served as General Counsel, Chief Compliance Officer and Corporate Secretary of ACA Capital Holdings, Inc. from 2003 to 2008, and as First Vice President and Assistant General Counsel for Ambac Assurance Corporation from 1998 to 2001. Ms. Dahlman holds a B.A. in Political Science from Gonzaga University and a J.D. from the Vanderbilt University School of Law.

Non-Employee Directors

Brad Bernstein.    Mr. Bernstein is managing partner of FTV Capital and leads the sector-focused growth equity investment firm. Mr. Bernstein has over 30 years of private equity experience. Prior to FTV Capital, Mr. Bernstein was a partner at Oak Hill Capital Management and its predecessors where he managed the business and financial services group. He began his private equity career with Patricof & Company Ventures and started his professional career in the investment banking division of Merrill Lynch in New York. Mr. Bernstein also currently serves as a director of MarketsandMarkets, a research company. Mr. Bernstein received a B.A. magna cum laude from Tufts University.

Jeanette Gorgas.    Ms. Gorgas is a board director and C-Suite executive with 25+ years of expertise in growth strategy, operations and human capital management. Her unique blend of experience has accelerated organizational performance and driven transformational growth in private and public companies, in the U.S. and on an international stage. Ms. Gorgas is a member of the Supervisory Board of Delivery Hero (DLVHF), where she chairs the Strategy Committee and is a member of the Nomination Committee. Ms. Gorgas also sits on the Board of Directors of Youth INC, and is a member of the Audit and Nominating & Governance committees. From November 2019 to December 2020, Ms. Gorgas was Consultant & Chief Human Capital Officer at Valor Equity Partners, responsible for leading human capital solutions in portfolio operations, and developing and overseeing best practices to enable growth and scale at the firm. Before joining Valor, from July 2015 to November 2018, Ms. Gorgas was Chief Strategy Officer of Grant Thornton, and built and led the Office of Strategy Management. Her role at Grant Thornton included leading a team of 65 people in strategic planning, mergers & acquisitions, alliances, strategic initiative execution, knowledge management technology, change management and corporate social responsibility. Ms. Gorgas has held senior officer roles in Deutsche Bank, Bank of America and Weil, Gotshal & Manges, with ever-increasing responsibilities. She also served as Senior Associate Dean for Yale University, leading all facets of the MBA Program at Yale School of Management. Ms. Gorgas graduated with high honors from London School of Economics with a Master of Science (MSc) in Management. She earned a Bachelor of Science degree from Rutgers’ College School of Business, and attended Harvard Business School’s Advanced Management and Women on Boards programs.

Emil W. Henry, Jr.    Mr. Henry is the CEO and Founder of Tiger Infrastructure Partners, a private equity firm focused on growth-oriented infrastructure investment opportunities. Prior to founding Tiger Infrastructure Partners, he was Global Head of the Lehman Brothers Private Equity Infrastructure businesses, where he oversaw global infrastructure investments. In 2005, Mr. Henry was unanimously confirmed by the United States Senate as Assistant Secretary of the Treasury for Financial Institutions by the President of the United States. Until his departure in 2007, he was a key advisor to two Treasury Secretaries on economic, legislative and regulatory matters affecting U.S. financial institutions and markets. Before joining the Treasury, Mr. Henry was a partner of Gleacher Partners LLC, an investment banking and investment management firm, where he served as Chairman of Asset Management, and Managing Director, and where he oversaw the firm’s investment activities. Mr. Henry began the formative part of his career at Morgan Stanley in the mid-1980s in that firm’s merchant banking arm where he executed management buyouts for Morgan Stanley’s flagship private equity fund. He holds an M.B.A. from Harvard Business School and a B.A. in Economics from Yale University.

Toan Huynh.    Ms. Huynh has served as a director of Flagstar Bancorp, Inc. since January 2021. She served as Partner of Baylane Capital from 2018 to 2020. In 2008, she co-founded and served as Global Head of Insurance and Financial Services for Cloud Sherpas/Global One, a boutique, cloud advisory firm, which was acquired by Accenture in 2015. Ms. Huynh was a Managing Director with Accenture until 2018 and a partner for Information Venture Partners until 2020. She was also an Entrepreneur-in-Residence for Citi Ventures. Ms. Huynh is a seasoned cloud and digital leader with over 20 years of experience working with various industries to design and implement digitally focused transformation programs with focus on business first. She currently serves on the board of Bankers Financial Group.

Jennifer D. Nordquist.    Ms. Nordquist has 30 years of experience in public policy, research, and government. She is currently a Dean’s DC Fellow at the University of Virginia Darden School of Business, where she engages in the Darden classroom as guest speaker and co-teaches, participates in roundtable discussions, and contributes thought leadership articles. She is also an Advisory Board Member at ClearPath, whose mission to develop and advance policies that accelerate breakthrough innovations that reduce emissions in the energy and industrial sectors using cutting-edge policy solutions. She also serves on the Advisory Board of Big Sun Holdings, the US affiliate of HN Inc. (formerly Hyundai BS&C) and holding company for Black Buffalo 3D Corporation and Flash Labs Corporation which specializes in smart 3D printing construction, blockchain, IoT infrastructure and IT services for smart homes, smart offices, smart factories, and smart cities. She represented the United States at the Board of Directors of the World Bank Group from 2019-2021, after being confirmed unanimously by the United States Senate. Serving as the World Bank’s largest shareholder, she helped steer the World Bank’s COVID-19 response, as well as working with G7, G20, and Paris Club on the Debt Service Suspension Initiative. Her work focused on environmental and social frameworks (ESF), UN Sustainable Development Goals (SDG), and gender. In addition, she pushed the World Bank to pilot the use of blockchain to prevent elite capture, forced a review of information and communication technologies (ICT) safeguards and procurement, and was a Member of the Audit Committee, the Committee on Development Effectiveness, and the Committee on Governance. She holds a BA from Stanford University and an MS from Northwestern University. She speaks French, and has some knowledge of Italian and Thai. She received the Distinguished Service Award from US Department of the Treasury and was named Stanford Associate by Board of Governors for outstanding alumni volunteer service (top 1 percent).

Philip Ryan.    Mr. Ryan has served on the board of directors of Swiss Re Americas Holding Corporation since 2010 and as Chairman since 2012. Mr. Ryan joined the Board of Directors of Swiss Re Ltd, the parent company, in April 2015. He also served as an Adjunct Professor at the NYU Stern School of Business from 2013 to 2018. Mr. Ryan served as Executive Vice President and Chief Financial Officer of Power Corporation of Canada and Power Financial Corporation in Montreal from January 2008 to May 2012 and in that capacity served on the board and committees of IGM Financial, Great West Lifeco and several of their subsidiaries, including Putnam Investments. Prior to that Mr. Ryan served as an officer of Credit Suisse Group in New York, London and Zurich from 1985 to 2008 in a variety of roles, including Chairman of the Financial Institutions Group (UK), Chief Financial Officer of Credit Suisse Group (Switzerland), Chief Financial Officer of Credit Suisse Asset Management (UK) and Managing Director of CSFB Financial Institutions Group (USA/UK). Mr. Ryan is also engaged in a number of charitable activities including the Smithsonian National Board. Mr. Ryan received a B.S. from the University of Illinois School of Engineering and an M.B.A. from the Indiana University Kelly Graduate School of Business.

Kenneth Shea.    Mr. Shea is currently an independent consultant and an investor. Mr. Shea served as Senior Managing Director at Guggenheim Securities, LLC from 2014 to 2019. Prior to joining Guggenheim Securities, LLC, Mr. Shea served as President of Coastal Capital Management LLC from 2009 until 2014, and Managing Director for Icahn Capital LP from 2008 to 2009. Mr. Shea currently sits on the Board of Trustees of Equity Commonwealth, a commercial office REIT, where he is Chairman of the Compensation Committee, and on the Board of Directors of Viskase Companies, Inc., a food packaging and service company, where he is a member of the Audit Committee. Mr. Shea also serves on the Advisory Board of WhyHotel, a privately-held, venture-backed real estate company. Previously, Mr. Shea served on the board of Hydra Industries, a special purpose acquisition company, and CVR Refining, a mid-continent refiner. Mr. Shea received his M.B.A. from the University of Virginia and his B.A. in Economics from Boston College. We believe Mr. Shea is qualified to serve as a member of the board of directors due to his extensive experience in corporate finance and financial services and his knowledge of the capital markets.

Joshua Siegel.    Mr. Siegel founded StoneCastle Partners, LLC in 2003 and serves as Managing Partner, Chairman and Chief Executive Officer. He is widely regarded as a leading expert and investor in the banking industry. As Head of Innovation and Chief Imagineer of StoneCastle, Mr. Siegel is responsible for numerous first-of-their-kind products and has a unique eye for finding innovative solutions that solve for the myriad of banking and SEC regulations that might otherwise limit our activities. During Mr. Siegel’s career, his innovations have brought nearly $40 billion of capital and $25 billion of deposits to more than 1,600 community and regional banks. He was an adjunct professor at Columbia Business School, where he lectured on imagineering in financial services. Mr. Siegel has provided strategic advice to the Global Food Banking Network. He also provides annual economic support to Prep for Prep to make sure academic brilliance is recognized and nurtured without regard to a student’s economic, demographic or sociological impediments. Mr. Siegel received his BS in Management and Accounting from Tulane University. He is a member of the Young Presidents Organization and Mensa.

Family Relationships

There are no familial relationships among the Sunlight directors and executive officers.

Board Composition

The Spartan Board is currently authorized to have eight members and currently consists of seven members including Geoffrey Strong, Wilson Handler, Christine Hommes, Joseph Romeo, John M. Stice, Olivia Wassenaar and Jan C. Wilson. Pursuant to the Business Combination Agreement, all of Spartan’s current directors will cease to be members of the Spartan Board immediately after Closing and will resign at or prior to Closing. In accordance with the Investors Rights Agreement, the Proposed Second A&R Charter and the Sunlight Financial Holdings Bylaws, in each case, that are expected to be in effect upon the consummation of the Business Combination, the New Sunlight Financial Holdings Board will be comprised of nine directors and will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Sunlight Financial Holdings’ directors will be divided among the three classes as follows:

the Class I directors will be Jeanette Gorgas, Kenneth Shea and Joshua Siegel, and their terms will expire at the annual meeting of stockholders to be held in 2022;

the Class II directors will be Brad Bernstein, Emil W. Henry, Jr. and Jennifer D. Nordquist, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

the Class III directors will be Toan Huynh, Matthew Potere and Philip Ryan, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

The Proposed Second A&R Charter and the Sunlight Financial Holdings Bylaws that are expected be in effect upon the completion of this offering provide that only the New Sunlight Financial Holdings Board can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

Pursuant to the Investor Rights Agreement, each of Sponsor, the FTV Parties and the Tiger Parties will be entitled to nominate one director to serve on the New Sunlight Financial Holdings Board for so long as each such party beneficially owns at least 50% of the number of shares of Common Stock as such persons owned immediately following Closing (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). From and after Closing, the directors nominated by Sponsor (the “Spartan Sponsor Directors”) will initially be Jennifer D. Nordquist and Kenneth Shea, the director nominated by the Tiger Parties (the “Tiger Director”) will initially be Emil W. Henry, Jr. and the director nominated by the FTV Parties (the “FTV Director”) will initially be Brad Bernstein. In the event that a vacancy is created on the New Sunlight Financial Holdings Board at any time by the death, disability, resignation or removal of a Spartan Sponsor Director, a FTV Director or a Tiger Director, then (i) Sponsor, with respect to a vacancy created by the death, disability, resignation or removal of a Spartan Sponsor Director, (ii) the FTV Parties, with respect to a vacancy created by the death, disability, resignation or removal of a FTV Director, or (iii) the Tiger Parties, with respect to a vacancy created by the death, disability, resignation or removal of a Tiger Director, will be entitled to designate an individual to fill the vacancy so long as the total number of persons that will serve on the New Sunlight Financial Holdings Board as designees of Sponsor, the FTV Parties or the Tiger Parties, as applicable, immediately following the filling of such vacancy will not exceed the total number of persons Sponsor, the FTV Parties or the Tiger Parties, as applicable, is entitled to designate pursuant to the Investor Rights Agreement. In the event that a Spartan Sponsor Director, a FTV Director or a Tiger Director is then on the New Sunlight Financial Holdings Board and Sponsor, the FTV Parties or the Tiger Parties, respectively, is no longer entitled to designate a director, to the extent requested by the New Sunlight Financial Holdings Board, Sponsor, the FTV Parties or the Tiger Parties, as applicable, will promptly use its reasonable best efforts to cause a Spartan Sponsor Director, FTV Director or Tiger Director, as applicable, to resign from service on the New Sunlight Financial Holdings Board and all committees thereof on which such director then serves, and promptly thereafter Sunlight Financial Holdings will reduce the size of the New Sunlight Financial Holdings Board by one director.

Director Independence

Upon the consummation of the Business Combination, the New Sunlight Financial Holdings Board anticipates that each member of the New Sunlight Financial Holdings Board, other than those continuing from the prior Sunlight Financial Board (Matthew Potere, Emil W. Henry, Jr. and Brad Bernstein) will qualify as independent, as defined under the listing rules of the NYSE. In addition, Sunlight Financial Holdings will be subject to the rules of the SEC and NYSE relating to the memberships, qualifications and operations of the Audit Committee, Compensation Committee and Nominating and Governance Committee as discussed below.

Board Oversight of Risk

Upon the Closing of the Business Combination, one of the key functions of the New Sunlight Financial Holdings Board will be informed oversight of Sunlight Financial Holdings’ risk management process. The New Sunlight Financial Holdings Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Sunlight Financial Holdings Board as a whole, as well as through various standing committees of the New Sunlight Financial Holdings Board that address risks inherent in their respective areas of oversight. For example, the Audit Committee will be responsible for overseeing the management of risks associated with Sunlight Financial Holdings’ financial reporting, accounting and auditing matters; the Compensation Committee will oversee the management of risks associated with Sunlight Financial Holdings’ compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the New Sunlight Financial Holdings Board will establish the Audit Committee, the Compensation Committee and a Nominating and Corporate Governance Committee. The New Sunlight Financial Holdings Board may establish other committees to facilitate the management of Sunlight Financial Holdings’ business. The New Sunlight Financial Holdings Board and its committees will set schedules for meetings throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The New Sunlight Financial Holdings Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of the New Sunlight Financial Holdings Board is expected to qualify as an independent director in accordance with the listing standards of the NYSE. Each committee of the New Sunlight Financial Holdings Board will have a written charter approved by the New Sunlight Financial Holdings Board. Upon the consummation of the Business Combination, copies of each charter will be posted on Sunlight Financial Holdings’ website at https://sunlightfinancial.com/investors/ under the Governance section. The inclusion of Sunlight Financial Holdings’ website address in this proxy statement/prospectus does not include or incorporate by reference the information on Sunlight’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the New Sunlight Financial Holdings Board.

Audit Committee

Upon the consummation of the Business Combination, the members of the Audit Committee will be Toan Huynh, Philip Ryan and Joshua Siegel, each of whom can read and understand fundamental financial statements. Each of the members of the Audit Committee will be independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to audit committee members. Philip Ryan will be the chair of the Audit Committee. Philip Ryan qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE. The Audit Committee will assist the New Sunlight Financial Holdings Board with its oversight of, among other things, the following: (i) the integrity of Sunlight Financial Holdings’ financial statements; (ii) Sunlight Financial Holdings’ compliance with legal and regulatory requirements; (iii) the qualifications, independence and performance of the independent registered public accounting firm; and (iv) the design and implementation of Sunlight Financial Holdings’ internal audit function and risk assessment and risk management. Among other things, the Audit Committee will be responsible for reviewing and discussing with Sunlight Financial Holdings’ management the adequacy and effectiveness of Sunlight Financial Holdings’ disclosure controls and procedures. The Audit Committee will also discuss with Sunlight Financial Holdings’ management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Sunlight Financial Holdings’ financial statements, and the results of the audit, quarterly reviews of Sunlight Financial Holdings’ financial statements and, as appropriate, will initiate inquiries into certain aspects of Sunlight Financial Holdings’ financial affairs. The Audit Committee will be responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Sunlight Financial Holdings’ employees of concerns regarding questionable accounting or auditing matters. In addition, the Audit Committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of Sunlight Financial Holdings’ independent registered public accounting firm. The Audit Committee will have sole authority to approve the hiring and discharging of Sunlight Financial Holdings’ independent registered public accounting firm, all audit engagement terms and fees, all permissible non-audit engagements with the independent auditor and pre-approvals of any of the foregoing. The Audit Committee will review and oversee all related person transactions in accordance with Sunlight Financial Holdings’ policies and procedures.

Compensation Committee

Upon the consummation of the Business Combination, the members of the Compensation Committee will be Jeanette Gorgas, Jennifer D. Nordquist and Kenneth Shea. Jeanette Gorgas will be the chair of the Compensation Committee. Each member of the Compensation Committee will be considered independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation committee members. The Compensation Committee will assist the New Sunlight Financial Holdings Board in discharging certain of Sunlight Financial Holdings’ responsibilities with respect to compensating Sunlight Financial Holdings’ executive officers, and the administration and review of Sunlight Financial Holdings’ equity compensation and other incentive plans for employees and other service providers, and certain other matters related to Sunlight Financial Holdings’ compensation programs.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the members of Nominating and Corporate Governance Committee of the New Sunlight Financial Holdings Board will be Toan Huynh, Jennifer D. Nordquist and Joshua Siegel. Toan Huynh will be the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will assist the New Sunlight Financial Holdings Board with its oversight of and identification of individuals qualified to become members of the New Sunlight Financial Holdings Board, consistent with criteria approved by the New Sunlight Financial Holdings Board and the Investor Rights Agreement, and selects, or recommends that the New Sunlight Financial Holdings Board selects, director nominees, develops and recommends to the New Sunlight Financial Holdings Board a set of corporate governance guidelines, and oversees the evaluation of the New Sunlight Financial Holdings Board.

Code of Conduct

Upon the consummation of the Business Combination, the New Sunlight Financial Holdings Board will adopt a Code of Conduct. The Code of Conduct will apply to all of Sunlight Financial Holdings’ employees, officers and directors, as well as all of Sunlight Financial Holdings’ contractors, consultants, suppliers and agents in connection with their work for Sunlight Financial Holdings. Upon the consummation of the Business Combination, the full text of Sunlight Financial Holdings’ Code of Conduct will be posted on Sunlight Financial Holdings’ website at https://sunlightfinancial.com/investors/ under the Governance section. Sunlight Financial Holdings intends to disclose future amendments to, or waivers of, Sunlight Financial Holdings’ Code of Conduct, as and to the extent required by SEC regulations, at the same location on Sunlight Financial Holdings’ website identified above or in public filings with the SEC from time to time. Information contained on Sunlight Financial Holdings’ website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on Sunlight Financial Holdings’ website to be part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of the Compensation Committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the New Sunlight Financial Holdings Board or Compensation Committee.

Board Observer Rights

In addition to the rights of the Sponsor, FTV Parties and the Tiger Parties to nominate directors to serve on the New Sunlight Financial Holdings Board, each such party will also have the right to appoint one non-voting board observer (each, a “Board Observer”) for so long as each such party, respectively, is entitled to designate to serve on the New Sunlight Financial Holdings Board pursuant to the Investor Rights Agreement. Each Board Observer shall have the right to attend all meetings of the New Sunlight Financial Holdings Board in a non-voting, observer capacity and, subject to certain exceptions, receive copies of all notices, minutes, consents and other materials that Sunlight Financial Holdings provides to the New Sunlight Financial Holdings Board in the same manner as such materials are provided to the New Sunlight Financial Holdings Board. The Sponsor, FTV Parties and Tiger Parties are not permitted to transfer the right to appoint a Board Observer. A Board Observer will not be entitled to vote on any matter submitted to the New Sunlight Financial Holdings Board nor to offer any motions or resolutions to the New Sunlight Financial Holdings Board. Each Board Observer shall be subject to the same obligations as the members of the New Sunlight Financial Holdings Board with respect to confidentiality and conflicts of interest.

DESCRIPTION OF SECURITIES

If the Business Combination is consummated, Sunlight Financial Holdings will replace its existing Charter with the Proposed Second A&R Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Spartan Board, is necessary to adequately address the needs of Sunlight Financial Holdings.

The following table sets forth a summary of the principal proposed changes and the differences between Spartan’s stockholders’ rights under the existing Charter and the Proposed Second A&R Charter. This summary is qualified by reference to the complete text of the Proposed Second A&R Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge you to read the Proposed Second A&R Charter in its entirety for a complete description of the rights and preferences of Sunlight Financial Holdings’ securities immediately after the Closing.

For more information on the Charter Proposals, see the sections entitled “Proposal No. 2 — The Charter Proposals.”

	Existing Charter	Proposed Second A&R Charter
Number of Authorized Shares

The existing Charter provides that the total number of authorized shares of all classes of capital stock is 271,000,000 shares, consisting of (a) 270,000,000 shares of Common Stock (i) 250,000,000 shares of Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of Preferred Stock.

See Article IV of the existing Charter.

The Proposed Second A&R Charter increases the total number of authorized shares of all classes of capital stock to 500,000,000 shares, consisting of 465,000,000 shares of Common Stock, including 400,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock, and 45,000,000 shares of Class C Common Stock, and 35,000,000 shares of Preferred Stock; the Proposed Second A&R Charter will specify the rights of the Class C Common Stock in order to provide for our “Up-C” structure.

See Article FOURTH of the Proposed Second A&R Charter.

Class B Common Stock

The existing Charter authorizes 20,000,000 shares of Class B Common Stock. Under the existing Charter, shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-to-one basis upon consummation of an Initial Business Combination.

See Article IV of the of the existing Charter.

The Proposed Second A&R Charter authorizes 20,000,000 shares of Class B Common Stock, par value $0.0001 per share. Under the Proposed Second A&R Charter, each share of Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-to-one basis upon the consummation of the Business Combination.

See Article FOURTH of the Proposed Second A&R Charter.

	Existing Charter	Proposed Second A&R Charter
Preferred Stock

The existing Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Spartan Board is authorized to fix the voting rights, if any, designations, powers, preferences, and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions, applicable to the shares of each series. The Spartan Board is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Class A Common Stock and Class B Common Stock and could have anti-takeover effects. The ability of the Spartan Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Spartan or the removal of existing management. We have no Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any shares of Preferred Stock, we cannot assure you that we will not do so in the future.

The Proposed Second A&R Charter provides that shares of Preferred Stock may be issued from time to time in one or more classes or series. The New Sunlight Financial Holdings Board will be authorized to fix the designation, voting powers, preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series.

The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of Sunlight Financial Holdings entitled to vote generally, voting together as a single class, without a separate vote of the holders of the Preferred Stock or any classes or series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation designating a series of Preferred Stock.

The New Sunlight Financial Holdings Board will be able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the New Sunlight Financial Holdings Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Sunlight Financial Holdings or the removal of Sunlight Financial Holdings’ management. Sunlight Financial Holdings will have no Preferred Stock outstanding at the date the Proposed Second A&R Charter becomes effective. Although the Spartan Board does not currently intend to issue any shares of Preferred Stock, we cannot assure you that the New Sunlight Financial Holdings Board will not do so in the future.

	Existing Charter	Proposed Second A&R Charter
Voting Power

Except as otherwise required by law, the Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A Common Stock and Class B Common Stock possess all voting power for the election of our directors (subject to the limitation on director elections prior to an Initial Business Combination) and all other matters requiring stockholder action. Holders of Class A Common Stock and Class B Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

See Article IV of the existing Charter.

Except as otherwise expressly provided in the Proposed Second A&R Charter or required by applicable law, each holder of Common Stock will have the right to one vote per share of Common Stock held of record by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Proposed Second A&R Charter (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Proposed Second A&R Charter (including any certificate of designation relating to any series of Preferred Stock).

See Article FOURTH of the Proposed Second A&R Charter.

Supermajority Voting for Amendment of Certain Provisions of the Charter and Amendment of the Bylaws

All matters subject to a stockholder vote, except for amendments to Article IX of the Charter prior to an Initial Business Combination, require the affirmative vote of the holders of a majority of the outstanding common stock entitled to vote thereon. Amendment of Article IX of the existing Charter prior to an Initial Business Combination requires the affirmative vote of the holders of at least 65% of all then outstanding shares of common stock.

The Proposed Second A&R Charter would require the affirmative vote of the holders of at least 66⅔% of the voting power of all then-outstanding shares of Sunlight Financial Holdings’ capital stock entitled to vote generally in the election of directors, voting together as a single class, to (i) adopt, amend or repeal any provision of Sunlight Financial Holdings’ bylaws and (ii) except as otherwise provided in the Proposed Second A&R Charter, amend or repeal any provision of the Proposed Second A&R Charter.

See Article SIXTH and FOURTEENTH of the Proposed Second A&R Charter.

	Existing Charter	Proposed Second A&R Charter
Director Elections

Currently, the Spartan Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Prior to the closing of an Initial Business Combination, the holders of Class B Common Stock have the exclusive right to elect, remove and replace any director, and the holders of Class A Common Stock have no such right to vote on the election, removal or replacement of any director.

See Article V and Article IX of the existing Charter.

Under the Proposed Second A&R Charter, the New Sunlight Financial Holdings Board will be divided into three classes: Class I, Class II, and Class III. The term of office for the directors in Class I shall expire at the first annual meeting of stockholders, the term of office for the directors in Class II shall expire at the second annual meeting of the stockholders, and the term of office for the directors in Class III shall expire at the third annual meeting of the Stockholders. Thereafter, directors elected to succeed those directors whose term expired shall be elected to hold office for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for in the election of directors can elect all of the directors.

See Article FIFTH of the Proposed Second A&R Charter.

Dividends

Subject to applicable law and the rights, if any, of holders of outstanding Preferred Stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock) when, as and if declared thereon by the Spartan Board from time to time out of any assets or funds legally available therefor, and will share equally on a per share basis in such dividends and distributions. Spartan has not paid any cash dividends on its Class A Common Stock or Class B Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Subject to applicable law and the rights, if any, of the holders of one or more outstanding series of Preferred Stock, holders of shares of Class A Common Stock shall be entitled to receive such dividends and distributions in cash, stock or otherwise as may be declared thereon by the New Sunlight Financial Holdings Board in its discretion from time to time out of funds of Sunlight Financial Holdings legally available therefor and shall share equally on a per share basis in all such dividends or other distributions.

See Article FOURTH of the Proposed Second A&R Charter.

	Existing Charter	Proposed Second A&R Charter
Exclusive Forum

Unless Spartan consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Spartan, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Spartan to Spartan or Spartan’s stockholders, (iii) any action asserting a claim against Spartan, its directors, officers or employees arising pursuant to any provision of the DGCL or the Charter or Spartan’s Bylaws, or (iv) any action asserting a claim against Spartan, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim arising under the Securities Act or the Exchange Act, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, in which case, any such claim shall be brought in any other court located in the State of Delaware possessing subject matter jurisdiction.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the provisions described above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Unless Sunlight Financial Holdings consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States.

Unless Sunlight Financial Holdings consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum to bring: (a) any derivative action or proceeding brought on behalf of Sunlight Financial Holdings; (b) any action asserting a claim of breach of a fiduciary duty owed by a director, officer or other employee of Sunlight Financial Holdings or Sunlight Financial Holdings’ stockholders; (c) any action or proceeding asserting a claim against Sunlight Financial Holdings or any director, officer or other employee of Sunlight Financial Holdings arising out of or pursuant to any provision of the DGCL, the Proposed Second A&R Charter or the bylaws of Sunlight Financial Holdings (as each may be amended from time to time); (d) any action asserting a claim against Sunlight Financial Holdings or any director or officer or other employee of Sunlight Financial Holdings governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, (i) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

See Article NINTH of the Proposed Second A&R Charter.

	Existing Charter	Proposed Second A&R Charter
Liquidation, Dissolution and Winding Up

Subject to applicable law and the rights, if any, of holders of outstanding Preferred Stock, in the event of Spartan’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of Spartan, the holders of the Common Stock will be entitled to receive all the remaining assets of Spartan available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Subject to the rights, if any, of the holders of one or more outstanding series of Preferred Stock and after payment or provision for payment of the debt and other liabilities of Sunlight Financial Holdings, holders of shares of Class A Common Stock shall be entitled to receive (ratably in proportion to the number of shares held by them) the assets and funds of Sunlight Financial Holdings available for distribution in the event of any liquidation, dissolution or winding up of the affairs of Sunlight Financial Holdings, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of Sunlight Financial Holdings, as such terms are used in Subparagraph C(d) of the Proposed Second A&R Charter, shall not be deemed to be occasioned by or to include any consolidation or merger of Sunlight Financial Holdings with or into any other person or a sale, lease, exchange, conveyance or other disposition of all or any part of its assets.

See Article FOURTH of the Proposed Second A&R Charter.

Additional Provisions

The existing Charter contains certain provisions relating to an Initial Business Combination, provides that the entity’s name is “Spartan Acquisition Corp. II” and sets forth various provisions related to Spartan’s operations as a blank check company prior to the consummation of an Initial Business Combination.

The Proposed Second A&R Charter will make certain changes that the Spartan Board deems appropriate for a public company, including eliminating provisions in the Charter relating to Spartan’s Initial Business Combination that will no longer be applicable to Spartan following the Closing, changing the post-combination company’s name to “Sunlight Financial Holdings Inc.,” removing the provisions that Spartan elects to not be subject to Section 203 of the DGCL and certain other changes that the Spartan Board deems appropriate for a public operating company.

Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one whole share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of our Initial Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of Class A Common Stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants can be traded. Accordingly, unless you have purchased at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation, as applicable.

We will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a warrant unless the Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our Initial Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A Common Stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of (i) the number of shares of our Class A Common Stock underlying the warrants, and (ii) the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) such fair market value and (B) the product of the number of warrants surrendered and 0.361. The “fair market value” as used in this paragraph shall mean the average reported last sale price of our Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $18.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, or the 30 day redemption period, to each warrantholder; and

•        if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A Common Stock determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A Common Stock except as otherwise described below;

•        upon a minimum of 30 days’ prior written notice to each warrantholder;

•        if, and only if, the reported last sale price of our Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrantholders; and

•        if the reported last sale price of our Class A Common Stock on the trading day prior to the date on which we send the notice of redemption to the warrantholders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Class A Common Stock that a warrantholder will receive upon a cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of our Class A Common Stock shall mean the average reported last sale price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. We will provide our warrantholders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average reported last sale price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A Common Stock per whole warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are “out of the money” (i.e. the trading price of our Class A Common Stock is below the exercise price of the warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Class A Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants, based on the “redemption price” as determined pursuant to the above table. We have calculated the “redemption prices” as set forth in the table above to reflect a Black-Scholes option pricing model with a fixed volatility input as of the date of our IPO prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed, and we will effectively be required to pay the redemption price to warrantholders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrantholders.

As stated above, we can redeem the warrants when the Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrantholders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares of Class A Common Stock. If we choose to redeem the warrants when the Class A Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrantholders receiving fewer shares of Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A Common Stock if and when such shares of Class A Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A Common Stock to be issued to the holder.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted pursuant to the following two paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the average last reported sale price of Class A Common Stock as reported for the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights

If the number of outstanding shares of our Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised his, her or its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Class A Common Stock or any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the warrantholder.

Private Placement Warrants

The private placement warrants (including the shares of Class A Common Stock issuable upon exercise of the private placement warrants) are not transferable, assignable or salable until 30 days after the completion of our Initial Business Combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor), and they will not be redeemable by us (except as described above under “— Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00”) so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the private placement warrants for cash or on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our IPO, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in our IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants in exchange for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of (A) the number of shares of Class A Common Stock underlying the warrants and (B) the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Our Transfer Agent and Warrant Agent

The Transfer Agent for our Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as Transfer Agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and our Proposed Second A&R Charter and Bylaws

Although we have opted out of Section 203 of the DGCL under our Charter, we will not opt out of Section 203 of the DGCL under the Proposed Second A&R Charter. Under Section 203 of the DGCL, Sunlight Financial Holdings will be prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of the outstanding voting stock of Sunlight Financial Holdings (the “acquisition”), except if:

•        the New Sunlight Financial Holdings Board approved the acquisition prior to its consummation;

•        the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•        the Business Combination is approved by the New Sunlight Financial Holdings Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Sunlight Financial Holdings for a three-year period. This may encourage companies interested in acquiring Sunlight Financial Holdings to negotiate in advance with the New Sunlight Financial Holdings Board because the stockholder approval requirement would be avoided if the New Sunlight Financial Holdings Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the New Sunlight Financial Holdings Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Written Consent by Stockholders

Under the Proposed Second A&R Charter, subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of Sunlight Financial Holdings must be effected at a duly called annual or special meeting of stockholders of Sunlight Financial Holdings and may not be effected by any consent in writing by such stockholders.

Special Meeting of Stockholders

Under the Proposed Second A&R Charter, special meetings of stockholders of Sunlight Financial Holdings may be called only by the chairperson of the New Sunlight Financial Holdings Board, the chief executive officer of Sunlight Financial Holdings or the New Sunlight Financial Holdings Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the Proposed Second A&R Charter, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of Sunlight Financial Holdings shall be given in the manner and to the extent provided in Sunlight Financial Holdings’ Bylaws.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock or warrants for at least six months would be entitled to sell their securities provided that (a) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (b) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale. Persons who have beneficially owned restricted shares of our Common Stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of such securities then-outstanding; or

•        the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed an Initial Business Combination, although these shares may be sold sooner to the extent they have been registered on a registration statement that has been declared effective by the SEC.

Listing of Securities

We intend to apply to continue the listing of our Class A Common Stock and public warrants on the NYSE under the symbols “SUNL” and “SUNL WS” respectively, upon the Closing. Our units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Spartan regarding (a) the actual beneficial ownership of our voting common stock as of the record date (prior to the Business Combination and PIPE Financing) and (b) the expected beneficial ownership of our voting common stock immediately following consummation of the Business Combination and PIPE Financing, assuming that no public shares of Spartan are redeemed, and alternatively the maximum redemptions scenario, which assumes that 13,200,000 shares of Class A Common Stock are redeemed as further described in the subsection entitled “Unaudited Pro Forma Condensed Combined Financial Information,” resulting in an aggregate payment of $132.0 million out of the Trust Account, in each case, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock;

•        each of our named executive officers and directors;

•        each person who will become a named executive officer or director of Sunlight Financial Holdings post-Business Combination; and

•        all current executive officers and directors of Spartan, as a group pre-Business Combination and all executive officers and directors of Sunlight Financial Holdings post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of our voting common stock prior to the Business Combination and PIPE Financing is based on 43,125,000 shares of Class A Common Stock and Class B Common Stock (including Founder Shares) issued and outstanding in the aggregate as of June 1, 2021.

The expected beneficial ownership of shares of our voting common stock immediately following consummation of the Business Combination and PIPE Financing listed under the heading “After the Business Combination — Assuming No Redemptions Scenario” in the table below, (a) assume (i) that no public stockholders elect to have their public shares redeemed, (ii) that none of Spartan’s initial stockholders or the Blocker Holders or Unblocked Sunlight Unitholders purchase shares of Class A Common Stock in the open market prior to the Closing, (iii) a Closing Date of July 22, 2021, (iv) that there are no other issuances of equity interests of Spartan or Sunlight prior to the Closing, (v) that each Sunlight Warrant is fully exercised and the Existing Sunlight Units received are immediately exchanged for Class A Common Stock in connection with the Closing and (vi) that all Existing Sunlight Units and all LTIP Units that are provisionally vested immediately after the Closing have become vested and the Company EX Units and Class C Common Stock or the Class A Common Stock, as applicable, escrowed in respect thereof have been released by an escrow agent to the Unblocked Sunlight Unitholders and LTIP Unitholders, respectively, and (b) does not take into account Spartan Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or the issuance of any shares upon completion of the Business Combination under the 2021 Plan. If we assume the maximum redemptions scenario (i.e., 13,200,000 shares of Class A Common Stock are redeemed and the assumptions set forth in the foregoing clauses (a)(ii)–(vi) and (b) remain true), the ownership of Sunlight Financial Holdings upon the Closing will be as listed under the heading “After the Business Combination — Assuming Maximum Redemptions Scenario” in the table below.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting common stock beneficially held by them.

Unless otherwise indicated, the address for each Sunlight member listed is: 101 N. Tryon Street, Suite 1000, Charlotte, NC 28246.

			After the Business Combination
	Prior to the Business Combination		Assuming No Redemptions Scenario		Assuming Maximum Redemptions Scenario
Name and Address of Beneficial Owners(1)	Number of shares of Common Stock	%	Number of shares of Common Stock	%	Number of shares of Common Stock		%
Five Percent Holders of Spartan
Spartan Acquisition Sponsor II LLC(2)(3)	8,525,000	19.8%	8,525,000	6.3%	7,700,000		5.7%
Adage Capital Partners, L.P. (“Adage”)(4)	2,700,000	6.3%	4,300,000	3.2%	4,300,000	(6)	3.2%
BNP Paribas Asset Management UK Ltd. (“BNP”)(5)	3,845,595	8.9%	4,945,595	3.7%	4,945,595	(6)	3.7%
Directors and Executive Officers of Spartan
Geoffrey Strong	—	—	—	—	—		—
James Crossen	—	—	—	—	—		—
Olivia Wassenaar	—	—	—	—	—		—
Wilson Handler	—	—	—	—	—		—
Christine Hommes	—	—	—	—	—		—
Joseph Romeo	—	—	—	—	—		—
Jan C. Wilson(2)	50,000	*	50,000	*	50,000		*
John M. Stice(2)	50,000	*	50,000	*	50,000		*
All Directors and Executive Officers of Spartan as a Group (8 Individuals)(2)	100,000	*	100,000	*	100,000		*
Five Percent Holders of Sunlight:
FTV-Sunlight, Inc.	—	0.0%	19,562,639	14.5%	23,428,311		17.5%
Tiger Infrastructure Partners Sunlight Feeder LP	—	0.0%	16,396,488	12.2%	19,636,512		14.6%
Tiger Co-Invest B Sunlight Blocker, LLC	—	0.0%	6,532,121	4.8%	7,822,900		5.8%
Route 66 HF Holdings LLC	—	0.0%	5,122,830	3.8%	6,135,126		4.6%
SL Investor III LLC	—	0.0%	3,914,699	2.9%	4,688,262		3.5%
Directors and Executive Officers of Sunlight Financial Holdings After Consummation of the Business Combination
Matthew Potere	—	0.0%	2,712,672	2.0%	3,248,709		2.4%
Barry Edinburg	—	0.0%	1,808,922	1.3%	2,166,373		1.6%
Timothy Parsons	—	0.0%	1,071,609	*	1,283,364		1.0%
Nora Dahlman	—	0.0%	888,511	*	1,064,084		*
Scott Mulloy	—	0.0%	951,935	*	1,140,042		*
Brad Bernstein	—	0.0%	—	0.0%	—		0.0%
Jeanette Gorgas	—	0.0%	—	0.0%	—		0.0%
Emil W. Henry, Jr.	—	0.0%	—	0.0%	—		0.0%
Toan Huynh	—	0.0%	—	0.0%	—		0.0%
Jennifer D. Nordquist	—	0.0%	—	0.0%	—		0.0%
Philip Ryan	—	0.0%	—	0.0%	—		0.0%
Kenneth Shea	—	0.0%	—	0.0%	—		0.0%
Joshua Siegel	—	0.0%	—	0.0%	—		0.0%
All Directors and Executive Officers of Sunlight Financial Holdings as a Group (13 Individuals)	—		7,433,649		8,902,572

____________

*        Less than one percent.

(1)      This table is based on 43,125,000 shares of Common Stock outstanding on June 1, 2021 of which 34,500,000 were shares of Class A Common Stock and 8,625,000 were shares of Class B Common Stock. Unless otherwise noted, the business address of each of the entities, directors and executive officers in this table is 9 West 57th Street, 43rd Floor, New York, NY 10019.

(2)      Interests shown consist solely of Founder Shares, classified as shares of Class B Common Stock. Such shares will automatically convert into shares of Class A Common Stock at the time of our Initial Business Combination on a one-for-one basis, subject to adjustment.

(3)      Our Sponsor is managed by affiliates of Apollo Global Management, Inc. AP Spartan Energy Holdings II, L.P. (“AP Spartan”) is the sole member of our Sponsor. Apollo ANRP Advisors III, L.P. (“ANRP Advisors”) is the general partner of AP Spartan. Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”) is the general partner of ANRP Advisors. APH Holdings, L.P. (“APH Holdings”) is the sole member of ANRP Capital Management. Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”) is the general partner of APH Holdings. Leon Black, Joshua Harris and Marc Rowan are the directors of Principal Holdings III GP, and as such may be deemed to have voting and dispositive control of the shares of Class B Common Stock held of record by our Sponsor. The address of each of our Sponsor, AP Spartan and Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of each of ANRP Advisors and Principal Holdings III GP is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman KY1-9008. The address of each of ANRP Capital Management and APH Holdings is One Manhattanville Road, Suite 201, Purchase, New York, 10577.

(4)      According to a Schedule 13G filed with the SEC on December 10, 2020 on behalf of Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”), Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACPGP”), Adage Capital Advisors, L.L.C., a Delaware limited liability company (“ACA”), Robert Atchinson and Phillip Gross, the shares reported herein are directly owned by ACP. ACPGP is the general partner of ACP, ACA is the managing member of ACPGP, and Messrs. Atchinson and Gross are managing members of ACA. ACP has the power to dispose of and the power to vote the shares of Class A Common Stock beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP’s operations. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the shares of Class A Common Stock beneficially owned by ACP. The business address of this stockholder is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(5)      According to a Schedule 13G filed with the SEC on March 3, 2021 on behalf of BNP Paribas Asset Management UK Ltd. The business address of this stockholder is 5 Aldermanbury Square London, EX2V 7BP.

(6)      Assumes that Adage and BNP will not redeem any of their shares of Class A Common Stock in the “maximum redemption” scenario. Includes 2,700,000 shares of Class A Common Stock held by Adage and 3,845,595 shares of Class A Common Stock held by BNP that may be redeemed in connection with the Business Combination. Any such redemptions of such shares of Class A Common Stock would reduce the number of shares of Class A Common Stock beneficially owned by these stockholders upon completion of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Spartan Related Party Transactions

Founder Shares

In August 2020, we issued an aggregate of 11,500,000 Founder Shares to our Sponsor in exchange for the payment of $25,000 of expenses on our behalf, or approximately $0.002 per share. In October 2020, our Sponsor transferred 50,000 Founder Shares to each of our two independent director nominees at their original purchase price. In November 2020, our Sponsor returned to us at no cost an aggregate of 4,312,500 Founder Shares, which we cancelled. In November 2020, we effected a stock dividend on our Founder Shares, which was waived by the our independent director nominees, and resulted in our Sponsor owning 8,525,000 Founder Shares. All shares and associated amounts had been retroactively restated to reflect the share surrender and the stock dividend. of the 8,625,000 Founder Shares outstanding, up to 1,125,000 shares were subject to forfeiture to the extent that the IPO over-allotment option was not exercised by the underwriters, so that the Founder Shares would represent 20.0% of the Spartan’s issued and outstanding shares after the IPO. On November 30, 2020, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 shares were no longer subject to forfeiture.

The shares of our Class B Common Stock that we issued prior to our IPO will automatically convert into shares of our Class A Common Stock upon consummation of the Business Combination on a one-for-one basis. In connection with the execution of the Business Combination Agreement, but effective as of the Closing, pursuant to the Founder Stock Agreement, our Sponsor agreed to surrender up to 25% of the Class B Common Stock held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A Common Stock); provided that no such surrender shall occur unless more than 5% of the outstanding shares of Class A Common Stock are actually redeemed by Spartan. In addition, pursuant to the Founder Stock Agreement, our Sponsor and each of Jan C. Wilson and John M. Stice, our independent directors, agreed to irrevocably waive any and all rights each such party has or will have with respect to the adjustment to the initial conversion as set forth in the Charter, effective immediately prior to the Closing.

Private Placement Warrants

Our Sponsor purchased an aggregate 9,900,000 private placement warrants for a purchase price of $1.00 per warrant in private placements that occurred simultaneously with the closing of our IPO and the sale of the over-allotment options. As such, our Sponsor’s interest in this transaction is valued at approximately $9.9 million. Each private placement warrant entitles the holder to purchase one share of our Class A Common Stock at $11.50 per share. The private placement warrants (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our Initial Business Combination.

Administrative Services Agreement

On November 24, 2020, we entered into an administrative services agreement pursuant to which have agreed to pay our Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of our Initial Business Combination or our liquidation, we will cease paying these monthly fees.

Other than these monthly fees, no compensation of any kind, including finder’s and consulting fees, will be paid by Spartan to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an Initial Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf. Upon the Closing, the Administrative Services Agreement will be terminated in accordance with its terms.

Related Party Loans and Advances

Until the consummation of our IPO, our only source of liquidity was an initial sale of Founder Shares to our Sponsor, and the proceeds of the Note from an affiliate of our Sponsor. Spartan borrowed an aggregate of approximately $235,000 under the Note. Spartan fully repaid the Note on December 3, 2020.

In addition, in order to finance transaction costs in connection with an intended Initial Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an Initial Business Combination, we would repay such loaned amounts. In the event that our Initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. Except as set forth above, the terms of such loans by our officers and directors, if any, have not been determined, and no written agreements exist with respect to such loans. Prior to the completion of our Initial Business Combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

Registration Rights

The holders of the Founder Shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of Class A Common Stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to the IPO Registration Rights Agreement, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A Common Stock). The holders of at least $25 million in value of these securities are entitled to demand that we file a registration statement covering such securities and to require us to effect up to an aggregate of three underwritten offerings of such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our Initial Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights described in this paragraph will be no longer be effective upon the entry into the Investor Rights Agreement, which sets forth registration rights covering the Founder Shares that supersede these rights granted in connection with the IPO.

Investor Rights Agreement

In connection with the Closing, the Holders, including, the Sponsor, Tiger, FTV Blocker Holder and other certain holders, will enter into the Investor Rights Agreement, pursuant to which, among other things, (a) the IPO Registration Rights Agreement will be terminated, (b) certain resale registration rights will be granted with respect to (i) the private placement warrants (including any shares of Common Stock issued or issuable upon the exercise of any such private placement warrants), (ii) any outstanding shares of Class A Common Stock held by a Holder at any time, whether held on the date hereof or acquired after the date hereof, (iii) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of Spartan issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to Spartan by a Holder, (iv) any shares of Class A Common Stock issued or issuable upon exchange of Sunlight Class EX Units and the corresponding number of shares of Class C Common Stock issued to a Holder under the Business Combination Agreement and (v) any other equity security of Spartan issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, and (c) governance rights to certain Holders will be granted.

Furthermore, pursuant to the Investor Rights Agreement, Spartan will agree that, within 30 calendar days after the Closing, Spartan will file with the SEC (at Spartan’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Holders, and Spartan will use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof.

In certain circumstances, Tiger and FTV Blocker Holder can demand up to three underwritten offerings in the aggregate and the Sponsor can demand up to one underwritten offering. Each Holder will be entitled to customary piggyback registration rights.

The Investor Rights Agreement will also provide that upon the Closing, the board of directors of Spartan will consist of nine directors, divided into three classes serving staggered three-year terms. Pursuant to the Investor Rights Agreement, Spartan will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the following nominees to be elected to serve as director on the board of directors of Spartan:

•        if the Sponsor and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by the Sponsor;

•        if FTV Blocker Holder and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by FTV; and

•        if Tiger and its affiliates collectively beneficially own at least 50% of the number of shares of Common Stock as such persons owned immediately following the Closing, one nominee designated by Tiger.

In addition, for as long as Sponsor, FTV Blocker Holder or Tiger maintains its nomination rights described above, such person will also have the right to appoint an observer to attend meetings of the board of directors of Spartan, subject to customary limitations.

Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on January 23, 2021, Spartan, the Sponsor and each member of the Spartan Board entered into the Letter Agreement Amendment, which amended the Letter Agreement effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Letter Agreement as follows:

•        80% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the consummation of a Business Combination (as defined in the Letter Agreement)) held by it, him or her will be restricted from Transfer (as defined in the Letter Agreement Amendment) until the one-year anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property; and

•        20% of the Founder Shares (including any shares of Class A Common Stock issued in respect of the conversion of such Founder Shares upon the consummation of a Business Combination) held by it, him or her will be restricted from Transfer until the six-month anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of a Business Combination or (b) Spartan consummates a transaction which results in all of Spartan’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property.

Potential Loan Flow Program

Following the execution of the Business Combination Agreement, in April 2021, an affiliate of the Sponsor began to engage in, and continues to engage in, preliminary discussions with Sunlight regarding a potential loan flow financing program with Sunlight, but no such program has been entered into and may not be entered into (whether before or after the Closing).

Sunlight’s Related Party Transactions

In addition to the compensation arrangements, including employment, termination of employment, change in control and indemnification arrangements, discussed, when required, in the sections titled “Management After the Business Combination” and “Executive Compensation” and the registration rights described in the section entitled “Description of Securities,” the following is a description of each transaction since December 31, 2019, and each currently proposed transaction in which:

•        Sunlight has been or is to be a participant;

•        the amount involved exceeded or exceeds $120,000; and

•        any of Sunlight’s directors, executive officers or holders of more than 5% of its capital stock prior to the Business Combination, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Financing Program Agreements

Sunlight is a party to that certain Financing Program Agreement (the “Lumina Agreement”), dated May 23, 2018, with Lumina Solar, Inc. (“Lumina”), pursuant to which Sunlight facilitates financing for consumers that purchase residential solar energy power systems from Lumina. Wilson Chang is a unit holder and member of the board of directors of Sunlight, and is a stockholder of and is actively involved in the management of Lumina. Joshua Goldberg is a unit holder and former officer of Sunlight, and is a stockholder of and is actively involved in the management of Lumina. Pursuant to the Lumina Agreement, Sunlight received approximately $199,042 in revenue for the fiscal year ended December 31, 2019 and approximately $323,153 in revenue for the fiscal year ended December 31, 2020.

Sunlight is a party to that certain Residential Solar Energy Loan Program Agreement (the “Hudson Program Agreement”), dated February 28, 2018, with Hudson SL Financial Portfolio Holdings LLC (“Hudson SLFPH”), pursuant to which Sunlight facilitates the sale to Hudson SLFPH of consumer loans originated by Sunlight’s bank partner. Hudson SLFPH was formerly a wholly-owned subsidiary of Sunlight and is currently an affiliate of SL Investor III LLC, which is a unit holder of Sunlight. Neil Auerbach is a unit holder and member of the board of directors of Sunlight, and the principal owner of Hudson Sustainable Group, which is the principal owner of SL Investor III LLC. Wilson Chang is a unit holder and member of the board of directors of Sunlight and is Managing Director of Hudson Sustainable Group. Pursuant to the Hudson Program Agreement, Sunlight received approximately $2,321,424 in revenue for the fiscal year ended December 31, 2019.

Administrative Services Agreement

Sunlight is a party to that certain Administrative Services Agreement (the “Hudson Services Agreement”), dated February 28, 2018, with Hudson SLFPH, pursuant to which Sunlight provides certain administrative services to Hudson SLFPH in connection with certain loans sold by Sunlight to Solar Loan Management, LLC, which is a Hudson SLFPH affiliate. Hudson SLFPH was formerly a wholly-owned subsidiary of Sunlight and is currently an affiliate of SL Investor III LLC, which is a member of Sunlight. Neil Auerbach is a unit holder and member of the board of directors of Sunlight, and the principal owner of Hudson Sustainable Group, which is the sole owner of SL Investor III LLC. Wilson Chang is a unit holder and member of the board of directors of Sunlight and is Managing Director of Hudson Sustainable Group. Pursuant to the Hudson Services Agreement, Hudson SLFPH paid to Sunlight approximately $180,000 for the fiscal year ended December 31, 2019 and approximately $180,000 during the fiscal year ended December 31, 2020.

Management Agreements

Sunlight is a party to that certain Management Agreement (the “FTV Management Agreement”), dated May 25, 2018, with FTV Management V, LLC (“FTV Management”), pursuant to which FTV Management provides certain financial, managerial and operational advisory services to Sunlight. FTV Management is an affiliate of FTV Blocker Holder, which is the sole owner of FTV Blocker, and an affiliate of FTV Blocker, which is a unit holder of Sunlight. Brad Bernstein is a member of the board of directors of Sunlight and a Managing Partner of FTV Capital, an affiliate of each of FTV Management, FTV Blocker Holder and FTV Blocker. Michael Vostrizansky is a member of the board of directors of Sunlight and a Principal of FTV Capital, an affiliate of each of FTV Management, FTV Blocker Holder and FTV Blocker. Pursuant to the terms of the FTV Management Agreement, Sunlight is obligated to pay to FTV Management a quarterly fee equal to $50,000 on or before the start of each calendar quarter. Accordingly, Sunlight paid to FTV Management approximately $200,000 during the fiscal year ended December 31, 2019 and approximately $200,000 during the fiscal year ended December 31, 2020. Sunlight’s and FTV Management’s obligations under the FTV Management Agreement expire upon the Closing.

Sunlight is a party to the Management Agreement (the “Tiger Management Agreement”) dated September 11, 2015 with Tiger Infrastructure Partners Sunlight Feeder LP (“Tiger Feeder”), pursuant to which affiliates of Tiger Feeder provide certain financial, managerial and operational advisory services to Sunlight. Emil W. Henry, Jr. is a member of the board of directors of Sunlight and the Chief Executive Officer of Tiger Infrastructure Partners LP (“Tiger Infrastructure”), an affiliate of Tiger Feeder and Tiger Blocker Holder. Marc Blair is a member of the board of directors of Sunlight and a Managing Director of Tiger Infrastructure. Alessandro Boninsegna is a member of the board of directors of Sunlight and a Managing Director of Tiger Infrastructure. Pursuant to the terms of the Tiger Management Agreement, Sunlight is obligated to pay a quarterly fee equal to $50,000 on or before the start of each calendar quarter. Accordingly, Sunlight paid to Tiger Infrastructure approximately $200,000 during the fiscal year ended December 31, 2019 and approximately $200,000 during the fiscal year ended December 31, 2020. Sunlight’s and Tiger Feeder’s obligations under the Tiger Management Agreement expire upon the Closing.

Indemnification Agreements

In connection with the entry into the Business Combination Agreement, on January 23, 2021, Sunlight, Spartan, Merger Co1, Merger Co2, Holdings I, Holdings II, Spartan Sub, OpCo Merger Sub, FTV Blocker Holder, FTV Blocker and Tiger Blocker entered into an Indemnity Agreement, pursuant to which, from and after the Closing through the date that is the date that is thirty (30) days following the later of the (i) termination of the applicable statute of limitations period and (ii) the completion of any relevant tax proceedings, FTV Blocker Holder agreed to promptly indemnify, reimburse and defend in full and hold harmless Spartan, the Blockers, their respective affiliates, successors and their respective officers, directors, employees and agents from and against any and all income taxes (net of any insurance proceeds recovered by such indemnified parties) imposed on or with respect to FTV Blocker (or its transferee) for any pre-Closing tax period by offsetting such obligations against any amounts otherwise due to FTV Blocker Holder (x) under the Tax Receivable Agreement or (y) any proceeds received from the transfer of the FTV Blocker Holders’ interest in the Tax Receivable Agreement.

In addition, Sunlight has entered into indemnification agreements with certain of its officers and directors and purchased directors’ and officers’ liability insurance. These indemnification agreements and the Existing Sunlight LLC Agreement require Sunlight to indemnify its directors and officers to the fullest extent permitted under Delaware law.

The Proposed Second A&R Charter, which will be effective upon the completion of the Business Combination, will contain provisions limiting the liability of directors, and Sunlight Financial Holdings’ bylaws, which will be effective upon the completion of the Business Combination, will provide that Sunlight Financial Holdings will indemnify each of its directors to the fullest extent permitted under Delaware law. The Proposed Second A&R Charter and the bylaws will also provide the New Sunlight Financial Holdings Board with discretion to indemnify officers and employees when determined appropriate by the New Sunlight Financial Holdings Board.

Sunlight Financial Holdings intends to enter into new indemnification agreements with each of its directors and executive officers and certain other key employees. The indemnification agreements will provide that Sunlight Financial Holdings will indemnify each of its directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of Sunlight Financial Holdings’ directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Proposed Second A&R Charter and the bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, Sunlight Financial Holdings will advance all expenses incurred by its directors, executive officers and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

EXPERTS

The financial statements of Spartan Acquisition Corp. II as of December 31, 2020 and for the period from August 17, 2020 (inception) through December 31, 2020, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Sunlight Financial LLC as of December 31, 2020 and 2019 and for the years then ended included in this proxy statement/prospectus have been audited by RSM US LLP, an independent registered public accounting firm, as stated in such firm’s report thereon and have been so included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless Spartan has received contrary instructions, Spartan may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of Spartan’s disclosure documents at the same address this year, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of Spartan’s disclosure documents, the stockholders should follow these instructions:

•        If the shares are registered in the name of the stockholder, the stockholder should contact Spartan at its offices at 9 West 57th Street, 43rd Floor, New York, New York 10019 or its telephone number at (212) 515-3200 to inform Spartan of his or her request; or

•        If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent for our securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

The Spartan Board is aware of no other matter that may be brought before the special meeting. Under Delaware law and our Bylaws, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

FUTURE STOCKHOLDER PROPOSALS

We anticipate that the 2022 annual meeting of stockholders will be held no later than August 1, 2022. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Assuming the meeting is held on or about August 1, 2022, such proposals must be received by Sunlight Financial Holdings at its offices at 101 N. Tryon Street, Suite 1000, Charlotte, NC 28246, within a reasonable time before Sunlight Financial Holdings begins to print and send its proxy materials for the meeting.

In addition, Sunlight Financial Holdings’ amended and restated bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of Sunlight Financial Holdings not later than the close of business on the 90th day nor earlier than the close of business 120th day prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than 30 days before or after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the 10th day following the day on which public announcement of the date such meeting is first made. Thus, for our 2022 annual meeting of stockholders, notice of a proposal must be delivered to our Secretary no later than April 9, 2022 and no earlier than March 10, 2022. The Chairman of Sunlight Financial Holdings may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Further, Sunlight Financial Holdings amended and restated bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of Sunlight Financial Holdings in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days before or after such anniversary, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the 10th day following the day on which public announcement of the date of such meeting was first made. Thus, for our 2022 annual meeting of stockholders, notice of a nomination must be delivered to our Secretary no later than April 9, 2022 and no earlier than March 10, 2022. The Chairman of Sunlight Financial Holdings may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Spartan files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Spartan’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the special meeting, you should contact Spartan’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(banks and brokers call collect at (203) 658-9400)
Email: SPRQ.info@investor.morrowsodali.com

If you are a Spartan stockholder and would like to request documents, please do so by July 1, 2021, in order to receive them before the special meeting. If you request any documents from Spartan, Spartan will mail them to you by first class mail, or another equally prompt means.

All information included in this proxy statement/prospectus relating to Spartan has been supplied by Spartan, and all such information relating to Sunlight has been supplied by Sunlight. Information provided by either Spartan or Sunlight does not constitute any representation, estimate or projection of any other party.

Neither Spartan nor Sunlight has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that included in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information included in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDUSTRY AND MARKET DATA

Wood Mackenzie has provided us certain data and information contained in this proxy statement/prospectus. The data and information provided by Wood Mackenzie should not be interpreted as advice and you should not rely on it for any purpose. You may not copy or use this data and information except as expressly permitted by Wood Mackenzie in writing. To the fullest extent permitted by law, Wood Mackenzie accepts no responsibility for your use of this data and information except as specified in a written agreement you have entered into with Wood Mackenzie for the provision of such of such data and information.

Financial Statements:
Condensed Consolidated Balance Sheets as of March 31, 2021 (Unaudited) and December 31, 2020	F-25
Unaudited Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2021	F-26
Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Three Months Ended March 31, 2021	F-27
Unaudited Condensed Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2021	F-28
Notes to Unaudited Condensed Consolidated Financial Statements	F-29

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Spartan Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Spartan Acquisition Corp. II (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from August 17, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from August 17, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 — ”Restatement of Previously Issued Financial Statements” to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
May 11, 2021

SPARTAN ACQUISITION CORP. II
BALANCE SHEET
DECEMBER 31, 2020
As Restated (see Note 2)

Assets:
Current assets:
Cash and cash equivalents	$715,580
Prepaid expenses	1,884,598
Total current assets	2,600,178
Investments held in Trust Account	345,010,316
Total Assets	$347,610,494

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$375,291
Accrued expenses	588,317
Franchise tax payable	21,788
Total current liabilities	985,396
Derivative warrant liabilities	42,283,500
Deferred underwriting commissions	12,075,000
Total liabilities	55,343,896

Commitments and Contingencies
Class A common stock, $0.0001 par value; 28,726,659 shares subject to possible redemption at $10.00 per share	287,266,590

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 250,000,000 shares authorized; 5,773,341 shares issued and outstanding (excluding 28,726,659 shares subject to possible redemption)	577
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding	863
Additional paid-in capital	22,829,882
Accumulated deficit	(17,831,314)
Total stockholders’ equity	5,000,008
Total Liabilities and Stockholders’ Equity	$347,610,494

The accompanying notes are an integral part of these financial statements.

SPARTAN ACQUISITION CORP. II
STATEMENT OF OPERATIONS
For the Period from August 17, 2020 (inception) through December 31, 2020
As Restated (see Note 2)

General and administrative expenses	$688,009
Franchise tax expense	21,789
Loss from operations	(709,798)

Other (expense) income:
Net gain from investments held in Trust Account	10,316
Change in fair value of derivative warrant liabilities	(16,168,500)
Transaction costs – derivative warrant liabilities	(963,332)
Loss before income tax benefit	(17,831,314)
Income tax benefit	—
Net loss	$(17,831,314)

Weighted average shares outstanding of Class A common stock	34,500,000

Basic and diluted net loss per share, Class A common stock	$—

Weighted average shares outstanding of Class B common stock	7,764,706

Basic and diluted net loss per share, Class B common stock	$(2.30)

The accompanying notes are an integral part of these financial statements.

SPARTAN ACQUISITION CORP. II
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period from August 17, 2020 (inception) through December 31, 2020
As Restated (see Note 2)

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – August 17, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders	—	—	8,625,000	863	24,137	—	25,000
Sale of units in initial public offering, less derivative liabilities for public warrants	34,500,000	3,450	—	—	328,781,550	—	328,785,000
Offering costs	—	—	—	—	(18,712,088)		(18,712,088)
Common stock subject to possible redemption	(28,726,659)	(2,873)	—	—	(287,263,717)	—	(287,266,590)
Net loss	—	—	—	—	—	(17,831,314)	(17,831,314)
Balance – December 31, 2020	5,773,341	$577	8,625,000	$863	$22,829,882	$(17,831,314)	$5,000,008

The accompanying notes are an integral part of these financial statements.

SPARTAN ACQUISITION CORP. II
STATEMENT OF CASH FLOWS
For the Period from August 17, 2020 (inception) through December 31, 2020
As Restated (see Note 2)

Cash Flows from Operating Activities:
Net loss	$(17,831,314)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by Sponsor under promissory note	76,983
Net gain from investments held in Trust Account	(10,316)
Change in fair value of warrant derivative liabilities	16,168,500
Transaction costs – derivative warrant liabilities	963,332

Changes in operating assets and liabilities:
Prepaid expenses	(1,884,598)
Accounts payable	28,991
Accrued expenses	508,317
Franchise tax payable	21,788
Net cash used in operating activities	(1,958,317)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(345,000,000)
Net cash used in investing activities	(345,000,000)

Cash Flows from Financing Activities:
Repayment of note payable to related parties	(234,633)
Proceeds received from initial public offering, gross	345,000,000
Proceeds received from private placement	9,900,000
Offering costs paid	(6,991,470)
Net cash provided by financing activities	347,673,897

Net change in cash	715,580

Cash and cash equivalents – beginning of the period	—
Cash and cash equivalents – end of the period	$715,580

Supplemental disclosure of noncash financing activities:
Offering costs paid by Sponsor in exchange for issuance of Class B common stock	$25,000
Offering costs included in accounts payable	$346,300
Offering costs included in accrued expenses	$80,000
Offering costs paid by related party under promissory note	$157,650
Deferred underwriting commissions in connection with the initial public offering	$12,075,000
Initial value of Class A common stock subject to possible redemption	$303,997,820
Change in value of Class A common stock subject to possible redemption	$(16,731,230)

The accompanying notes are an integral part of these financial statements.

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Spartan Acquisition Corp. II (the “Company”) was incorporated in Delaware on August 17, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from August 17, 2020 (inception) to December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) and since the closing of the Initial Public Offering (as described below), the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the net proceeds derived from the Initial Public Offering. The Company has selected December 31st as its fiscal year end. The Company’s sponsor is Spartan Acquisition Sponsor II LLC, a Delaware limited liability company (the “Sponsor”).

Initial Public Offering

The registration statement for the Company’s Initial Public Offering was declared effective on November 24, 2020. On November 30, 2020, the Company consummated its Initial Public Offering of 34,500,000 units (each, a “Unit” and collectively, the “Units”), including the issuance of 4,500,000 Units as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per Unit, generating gross proceeds of approximately $345.0 million, and incurring offering costs of approximately $19.7 million, inclusive of approximately $12.1 million in deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 9,900,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.9 million (Note 5).

Upon the closing of the Initial Public Offering and the Private Placement, $345.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and of the Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”) (described below).

Trust Account

The proceeds held in the Trust Account were invested only in U.S. government securities with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest only in direct U.S. government treasury obligations, as determined by the Company. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s certificate of incorporation provides that, other than the withdrawal of interest to pay franchise and income taxes (less up to $100,000 to pay dissolution expenses), none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units (the “Public Shares”) sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s certificate of incorporation to affect the substance or timing of its obligation to redeem 100% of such Public Shares if it has not consummated an Initial Business Combination within 24 months from the closing of the Initial Public Offering, or November 30, 2022 (or 27 months from the closing of the Initial Public Offering, or February 28, 2023, if the Company has executed a letter of intent, agreement in principle or definitive agreement for a business combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”); or (iii) the redemption

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the Combination Period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NYSE rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a stockholder will have the right to redeem his, her or its Public Shares for an amount in cash equal to his, her or its pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. As a result, such Public Shares are recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s certificate of incorporation, if the Company is unable to complete the Initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquires shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Proposed Business Combination

On January 23, 2021, we entered into a business combination agreement (the “Business Combination Agreement”) with SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Spartan Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”) and Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”). Subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Transactions will effect a business combination between us and Sunlight. Following the closing of the Transactions (the “Closing”), the combined company will be organized in an “Up-C” structure, meaning that all of the material assets of the combined company will be held by Sunlight, and Spartan’s only material assets will be its equity interests in Sunlight.

The Boards of Directors of each of the Company (acting following consultation with a duly formed transaction committee) and Sunlight have unanimously approved the Transaction. The Transaction will require the approval of the stockholders of the Company and equity holders of Sunlight, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, satisfaction of the conditions stated in the definitive agreement and other customary closing conditions. The transaction is expected to close in the second quarter of 2021.

Sunlight Support Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, certain members of Sunlight whose approval is sufficient to approve and adopt the Business Combination Agreement and the Transactions on behalf of Sunlight’s members (the “Requisite Sunlight Members”), entered into a support agreement, pursuant to which, among other things, the Requisite Sunlight Members agreed to execute and deliver

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

a written consent approving the Business Combination Agreement and the Transactions within two business days after the effectiveness of the Registration Statement and to vote in favor of the approval and adoption of the Business Combination Agreement and the Transactions.

Founders Stock Agreement

In connection with the entry into the Business Combination Agreement, but effective as of the closing of the Transactions, we and our initial stockholders entered into a Founders Stock Agreement (the “Founders Stock Agreement”), pursuant to which, among other things, subject to and effective immediately prior to the closing of the Transactions, the Sponsor agreed to surrender up to 25% of the Class B common stock held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A common stock); provided that no such surrender shall occur unless more than 5% of the outstanding shares of Class A common stock are actually redeemed by us.

Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on January 23, 2021, the Company, the Sponsor and certain other members of our board of directors and/or management team (the “Insiders”) entered into an amendment (the “Letter Agreement Amendment”) to that certain Letter Agreement (the “Existing Letter Agreement”) dated as of November 24, 2020, by and among the Company, our Sponsor and the Insiders, pursuant to which the Sponsor and each Insider will agree, effective as of the closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Existing Letter Agreement as follows:

(i)     80% of the Class B common stock (including any shares of Class A common stock issued in respect of the conversion of such Class B common stock upon the consummation of a Business Combination (as defined in the Existing Letter Agreement)) held by it, him or her will be restricted from Transfer (as defined in the Letter Agreement Amendment) until the one-year anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) the Company consummates a transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common A Common Stock and Class B common stock for cash, securities or other property; and

(ii)    20% of the Class B common stock (including any shares of Class A common stock issued in respect of the conversion of such Class B common stock upon the consummation of a Business Combination) held by it, him or her will be restricted from Transfer until the six-month anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of a Business Combination or (b) the Company consummates a transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common A Common Stock and Class B common stock for cash, securities or other property.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on January 23, 2021, we entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and we agreed to sell to the Subscribers, an aggregate of 25,000,000 shares of Class A common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $250,000,000, in a private placement (the “PIPE”).

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the closing.

Pursuant to the Subscription Agreements, we agreed that, within 30 calendar days after the consummation of the Transactions, we will file with the SEC (at our sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and we will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Refer to the Company’s current report on Form 8-K, filed with the SEC on January 25, 2021, for more information.

Liquidity and Going Concern

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of a business combination or one year from the date of issuance of these financial statements.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2020, the Company had approximately $716,000 in its operating bank account, approximately $9,000 of interest income available in the Trust Account to pay for taxes and working capital of approximately $1.6 million. Further, the Company has incurred and expect to continue to incur significant costs in pursuit of its acquisition plans.

Through December 31, 2020, the Company’s liquidity needs have been satisfied through a payment of $25,000 from the Sponsor to pay for certain offering costs in exchange for issuance of the Founder Shares (as defined in Note 5), the loan under the Note of approximately $235,000 (see Note 5), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on December 3, 2020. In addition, in order to finance transaction costs in connection with an Initial Business Combination, the Company’s officers, directors and initial stockholders may, provide the Company Working Capital Loans (see Note 5). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

Note 2 — Restatement of Previously Issued Financial Statements

On May 6, 2021, the audit committee of the board of directors of the Company (the “Audit Committee”), in consultation with the Company’s independent registered public accounting firm and management, concluded that, because of a misapplication of the accounting guidance related to its public and Private Placement Warrants issued by the Company in November 2020 in connection with the Initial Public Offering (collectively, the “Warrants”), the Company’s previously issued financial statements as of December 31, 2020 and for the period from August 17, 2020 (inception) to December 31, 2020 (the “Affected Period”) should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Period included in the Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the period ended December 31, 2020 (“Amendment No. 1”).

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC (the “SEC Staff”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on November 30, 2020, the Company’s warrants were accounted for as equity within the

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Company’s previously reported balance sheets. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s Audit Committee, management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40”). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for Warrants issued on November 30, 2020, in light of the SEC Staff’s recent published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company’s Statement of Operations for each reporting period.

Therefore, the Company, in consultation with the Company’s independent registered public accounting firm, management and its Audit Committee, concluded that its previously issued financial statements as of December 31, 2020 and for the period from August 17, 2020 (inception) to December 31, 2020 should be restated and should no longer be relied upon following a misapplication in the guidance relating to the accounting of the Company’s outstanding warrants, including the 17,250,000 warrants included in the units issued by the Company in its Initial Public Offering and the 9,900,000 Private Placement Warrants that were issued to the Company’s Sponsor in the Private Placement that closed concurrently with the closing of the Initial Public Offering.

Impact of the Restatement

The impact of the restatement on the balance sheets, statements of operations and statements of cash flows for the Affected Period is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$347,610,494	$—	$347,610,494
Liabilities and Stockholders’ Equity:
Total current liabilities	$985,396	$—	$985,396
Deferred underwriting commissions	12,075,000	—	12,075,000
Stock warrant liabilities	—	42,283,500	42,283,500
Total liabilities	13,060,396	42,283,500	55,343,896
Class A common stock, $0.0001 par value; shares subject to possible redemption	329,550,090	(42,283,500)	287,266,590
Stockholders’ equity
Preferred stock- $0.0001 par value	—	—	—
Class A common stock – $0.0001 par value	154	423	577
Class B common stock – $0.0001 par value	863	—	863
Additional paid-in-capital	5,698,473	17,131,409	22,829,882
Accumulated deficit	(699,482)	(17,131,832)	(17,831,314.00)
Total stockholders’ equity	5,000,008	—	5,000,008
Total liabilities and stockholders’ equity	$347,610,494	$—	$347,610,494

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

	Period From August 17, 2020 (inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Operations
Loss from operations	$(709,798)	$—	$(709,798)
Other (expense) income:
Change in fair value of warrant liabilities	—	(16,168,500)	(16,168,500)
Transaction costs – Warrants	—	(963,332)	(963,332)
Net gain from investments held in Trust Account	10,316	—	10,316
Total other (expense) income	10,316	(17,131,832)	(17,121,516)
Loss before income tax expense	(699,482)	(17,131,832)	(17,831,314)
Income tax expense	—	—	—
Net loss	$(699,482)	$(17,131,832)	$(17,831,314)

Basic and Diluted weighted-average Class A common shares outstanding	34,500,000	—	34,500,000
Basic and Diluted net loss per Class A common shares	$—	—	$—
Basic and Diluted weighted-average Class B common shares outstanding	7,764,706	—	7,764,706
Basic and Diluted net loss per Class B common shares	$(0.09)	$(2.21)	$(2.30)
	Period From August 17, 2020 (inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Cash Flows
Net loss	$(699,482)	$(17,131,832)	$(17,831,314)
Change in fair value of warrant liabilities	—	(16,168,500)	(16,168,500)
Transaction costs – warrants	—	(963,332)	(963,332)
Net cash used in operating activities	(1,958,317)	—	(1,958,317)
Net cash used in investing activities	(345,000,000)	—	(345,000,000)
Net cash provided by financing activities	347,673,897	—	347,673,897
Net change in cash	$715,580	$—	$715,580

In addition, the impact to the balance sheet dated November 30, 2020, filed on a Current Report on Form 8-K with the SEC on December 4, 2020 related to the impact of accounting for the Warrants as liabilities at fair value resulted in a $26.1 million increase to the derivative warrant liabilities line item at November 30, 2020 and offsetting decrease to the Class A common stock subject to possible redemption mezzanine equity line item. There is no change to total stockholders’ equity at the reported balance sheet date.

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

As described in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements for the period as of December 31, 2020 and for the period from August 17, 2020 (inception) through December 31, 2020 (collectively, the “Affected Period”), are restated in the Amendment No.1 to correct the

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

misapplication of accounting guidance related to the Company’s Warrants in the Company’s previously issued audited financial statements for such Affected Period. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The balance of the Company’s operating cash account is swept into cash equivalents on a nightly basis. Additionally, the Company had approximately $79,000 in cash equivalents held in the Trust Account as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in net gain from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, accounts payable, accrued expenses and franchise tax payable approximate their fair values primarily due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets, other than for investments in open-ended money market funds with published daily NAV, in which case the Company uses NAV as a practical expedient to fair value. The fair value of the Public Warrants issued in connection with the Initial Public Offering and Private Placement Warrants were initially and subsequently measured at fair value using a Monte Carlo simulation model.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs consist of costs incurred in connection with the preparation for the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to stockholders’ equity upon the

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

completion of the Initial Public Offering. On November 30, 2020, offering costs totaled approximately $19.7 million (inclusive of approximately $12.1 million in deferred underwriting commissions), of which $1 million was charged to expense and $18.7 million was charged to stockholders’ equity.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, 28,726,659 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss applicable to stockholders by the weighted average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 27,150,000 shares of Class A common stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per common share is the same as basic earnings per common share for the period presented.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the net gain from investments held in the Trust Account of approximately $10,000, net of applicable franchise taxes of approximately $10,000 for the period from August 17, 2020 (inception) through December 31, 2020, by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock for the period from August 17, 2020 (inception) through December 31, 2020 is calculated by dividing general and administration expenses of approximately $688,000, approximately $16.2 million loss from changes in fair value of derivative warrant liabilities, approximately $1.0 million of financing costs associated with derivative warrant liabilities, and franchise taxes of approximately $11,000, resulting in a net loss of approximately $17.8 million, by the weighted average number of Class B common stock outstanding for the period.

Derivative Warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 Distinguishing Liabilities from Equity and ASC 815-15 Derivatives and Hedging. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

The 17,250,000 Public Warrants issued in connection with the Initial Public Offering and the 9,900,000 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised,

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Initial Public Offering and Private Placement Warrants were initially and subsequently measured at fair value using a Monte Carlo simulation model.

Income Taxes

The Company complies with the accounting and reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification, or FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.

Note 4 — Initial Public Offering

On November 30, 2020, the Company consummated its Initial Public Offering of 34,500,000 Units, including the issuance of 4,500,000 Units as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per Units, generating gross proceeds of approximately $345.0 million, and incurring offering costs of approximately $19.7 million, inclusive of approximately $12.1 million in deferred underwriting commissions.

Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one warrant (each, a “Public Warrant” and, collectively, the “Public Warrants”).

Note 5 — Related Party Transactions

Founder Shares

In August 2020, 11,500,000 shares of the Company’s Class B common stock (the “Founder Shares”) were issued to the Sponsor in exchange for the payment of $25,000 of certain offering costs on behalf of the Company, or approximately $0.002 per share. In October 2020, the Sponsor transferred 50,000 Founder Shares to each of the two independent director nominees at their original purchase price. In November 2020, the Sponsor returned to the Company at no cost an aggregate of 4,312,500 Founder Shares, which the Company cancelled. Also in November 2020, the Company effected a stock dividend on the Class B common stock, (which receipt of such dividends was waived by the independent director nominees) resulting in an aggregate of 8,625,000 shares of Class B common stock outstanding. All shares and associated amounts had been retroactively restated to reflect the share surrender and the stock dividend. Of the 8,625,000 Founder Shares outstanding, up to 1,125,000 shares were subject to forfeiture to the extent that the over-allotment option was not exercised by the underwriters, so

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 30, 2020, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 shares were no longer subject to forfeiture.

The holders of the Founders Shares agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the reported last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 9,900,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.9 million.

Each whole Private Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination.

Related Party Loans

On August 17, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to an unsecured promissory note (the “Note”). This Note was non-interest bearing and payable upon the closing date of the Initial Public Offering. As of November 30, 2020, the Company borrowed approximately $235,000 under the Note. The Company fully repaid the Note on December 3, 2020.

In addition, in order to finance transaction costs in connection with an Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an Initial Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an Initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of an Initial Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Initial Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. To date, the Company had no borrowings under the Working Capital Loans.

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Administrative Support Agreement

Commencing on the date the Units were first listed on the NYSE, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company paid the Sponsor $10,000 for such services for the period ended December 31, 2020.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans, if any, (and any Class A common shares issuable upon the exercise of the Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans) are entitled to registration rights pursuant to a registration rights agreement signed on the pricing date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on November 30, 2020.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $12.1 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an Initial Business Combination, subject to the terms of the underwriting agreement for the offering.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7 — Derivative Warrant Liabilities

As of December 31, 2020, the Company had 17,250,000 and 9,900,000 Public Warrants and Private Warrants outstanding, respectively.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of an Initial Business Combination or earlier upon redemption or liquidation. The warrants will become exercisable on the later of (a) 30 days after the completion of an Initial Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 7 — Derivative Warrant Liabilities (cont.)

on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Private Placement Warrants (including the shares of Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain limited exceptions, and they will not be redeemable by the Company, subject to certain limited exceptions, so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants for cash or on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 7 — Derivative Warrant Liabilities (cont.)

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined in part by the redemption date and the “fair market value” of the Class A common stock (as defined below) except as otherwise described below;

•        upon a minimum of 30 days’ prior written notice to each warrant holder;

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends notice of redemption to the warrant holders; and

•        if the last reported sale price of the Class A common stock on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of the Class A common stock shall mean the average reported last sale price of the Class A common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide the warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A common stock per whole warrant (subject to adjustment). This redemption feature differs from the typical warrant redemption features used in some other blank check offerings.

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete an Initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 250,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 34,500,000 shares of Class A common stock issued and outstanding. Of the outstanding shares of Class A common stock, 28,726,659 were subject to possible redemption at December 31, 2020 and therefore classified outside of permanent equity in the accompanying balance sheet.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. In August 2020, the Company issued 11,500,000 shares of Class B common stock to the Sponsor. In November 2020, the Sponsor returned to the Company at no cost an aggregate of 4,312,500 shares of Class B common stock, which the Company cancelled. Also in November 2020, the Company effected a stock dividend on the Class B common stock, (which receipt of such dividends was waived by the independent director nominees) resulting in an aggregate of 8,625,000 shares of Class B common stock outstanding.

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholders’ Equity (cont.)

All shares and associated amounts have been retroactively restated to reflect the share surrender and the stock dividend. Of the 8,625,000 shares of Class B common stock outstanding, up to 1,125,000 shares were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriter’s over-allotment option was not exercised in full or in part so that the Founder Shares would collectively represent 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On December 31, 2020, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 shares were no longer subject to forfeiture.

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders, except as required by law. Each share of common stock will have one vote on all such matters.

The Class B common stock will automatically convert into Class A common stock at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the Initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination).

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 9 — Fair Value Measurements

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account:
U.S. Treasury Securities(1)	$344,931,000	$—	$—
Derivative warrant liabilities:
Private placement warrants			$16,236,000
Public warrants			$26,047,500

____________

(1)      Excludes $79,316 of investments in an open-ended money market fund, in which the Company uses NAV as a practical expedient to fair value.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the hierarchy during the period from August 17, 2020 (inception) through December 31, 2020.

The fair value of the Public Warrants issued in connection with the Initial Public Offering and Private Placement Warrants were initially and subsequently been measured at fair value using a Monte Carlo simulation

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

model at each measurement date. For the period ended December 31, 2020, the Company recognized an expense in the statement of operations resulting from an increase in the fair value of derivative warrant liabilities of approximately $16.2 million.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	As of November 30, 2020	As of December 31, 2020
Stock Price	$9.33 – $10.00	$9.91 – $10.80
Option term (in years)	5.00	5.00
Volatility	25%	25%
Risk-free interest rate	0.36% – 0.45%	0.36% – 0.44%
Dividend yield	0%	0%
Business combination probability	70%	85%

The change in the fair value of the derivative warrant liabilities for the period from August 17, 2020 (inception) through December 31, 2020 is summarized as follows:

Derivative warrant liabilities as of November 30, 2020	$26,115,000
Change in fair value of derivative warrant liabilities	16,168,500
Derivative warrant liabilities as of December 31, 2020	$42,283,500

Note 10 — Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. There was no income tax expense for the period from August 17, 2020 (inception) through December 31, 2020.

The income tax provision (benefit) consists of the following:

December 31, 2020
Current
Federal	$(2,407)
State	—
Deferred
Federal	(144,482)
State	—
Change in valuation allowance	146,888
Income tax provision	$—

SPARTAN ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 10 — Income Taxes (cont.)

The Company’s net deferred tax assets are as follows:

Deferred tax assets:	December 31, 2020
Start-up/Organization costs	$144,482
Net operating loss carryforwards	2,407
Total deferred tax assets	146,888
Valuation allowance	(146,888)
Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. At December 31, 2020, the valuation allowance was approximately $147,000.

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows for the period from August 17, 2020 (inception) through December 31, 2020:

Statutory Federal income tax rate	21.0%
Change in fair value of derivative warrant liabilities	(19.0)%
Transaction costs – derivative warrant liabilities	(1.1)%
Change in Valuation Allowance	(0.8)%
Income Taxes Benefit	0.0%

Note 11 — Subsequent Events

As described in Note 1 — Description of Organization and Business Operations above, on January 23, 2021 the Company entered into a business combination agreement and plan of reorganization with Sunlight Financial LLC.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued, and determined that there have been no other events that have occurred that would require adjustments to or disclosure in the financial statements.

SPARTAN ACQUISITION CORP. II
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)	(As Restated)
Assets:
Current assets:
Cash and cash equivalents	$278,465	$715,580
Prepaid expenses	1,624,571	1,884,598
Total current assets	1,903,036	2,600,178
Investments held in Trust Account	345,079,316	345,010,316
Total Assets	$346,982,352	$347,610,494

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$107,238	$375,291
Accrued expenses	5,236,246	588,317
Accrued income taxes	1,727	—
Franchise tax payable	71,104	21,788
Total current liabilities	5,416,315	985,396
Derivative warrant liabilities	52,456,500	42,283,500
Deferred underwriting commissions	12,075,000	12,075,000
Total Liabilities	69,947,815	55,343,896

Commitments and Contingencies
Class A common stock, $0.0001 par value; 27,203,453 and 28,726,659 shares subject to possible redemption at $10.00 per share as of March 31, 2021 and December 31, 2020, respectively	272,034,530	287,266,590

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 250,000,000 shares authorized; 7,296,547 and 5,773,341 shares issued and outstanding (excluding 27,203,453 and 28,726,659 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020, respectively	729	577
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020	863	863
Additional paid-in capital	38,061,790	22,829,882
Accumulated deficit	(33,063,375)	(17,831,314)
Total stockholders’ equity	5,000,007	5,000,008
Total Liabilities and Stockholders’ Equity	$346,982,352	$347,610,494

See accompanying notes to unaudited condensed consolidated financial statements.

SPARTAN ACQUISITION CORP. II
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

General and administrative expenses	$5,047,019
General and administrative expenses – related party	30,000
Franchise tax expense	49,315
Loss from operations	(5,126,334)
Other (expense) income:
Change in fair value of derivative warrant liabilities	(10,173,000)
Interest income from investments held in Trust Account	69,000
Loss before income tax	(15,230,334)
Income tax expense	1,727
Net loss	$(15,232,061)

Weighted average shares outstanding of Class A common stock	34,500,000

Basic and diluted net loss per share, Class A common stock	$0.00

Weighted average shares outstanding of Class B common stock	8,625,000

Basic and diluted net loss per share, Class B common stock	$(1.77)

See accompanying notes to unaudited condensed consolidated financial statements.

SPARTAN ACQUISITION CORP. II
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020 (As Restated)	5,773,341	$577	8,625,000	$863	$22,829,882	$(17,831,314)	$5,000,008
Common stock subject to possible redemption	1,523,206	152	—	—	15,231,908	—	15,232,060
Net loss	—	—	—	—	—	(15,232,061)	(15,232,061)
Balance – March 31, 2021 (Unaudited)	7,296,547	$729	8,625,000	$863	$38,061,790	$(33,063,375)	$5,000,007

See accompanying notes to unaudited condensed consolidated financial statements.

SPARTAN ACQUISITION CORP. II
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

Cash Flows From Operating Activities:
Net loss	$(15,232,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income from investments held in Trust Account	(69,000)
Change in fair value of warrant derivative liabilities	10,173,000

Changes in operating assets and liabilities:
Prepaid expenses	260,027
Accounts payable	(268,053)
Accrued expenses	4,647,929
Accrued income taxes	1,727
Franchise tax payable	49,316
Net cash used in operating activities	(437,115)

Net change in cash and cash equivalents	(437,115)

Cash and cash equivalents – beginning of the period	715,580
Cash and cash equivalents – end of period	$278,465

Supplemental disclosure of noncash financing activities:
Change in fair value of Class A common stock subject to possible redemption	$(15,232,060)

See accompanying notes to unaudited condensed consolidated financial statements.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Spartan Acquisition Corp. II (the “Company”) was incorporated in Delaware on August 17, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

As of March 31, 2021, the Company had not commenced any operations. All activity for the period from August 17, 2020 (inception) to March 31, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) and since the closing of the Initial Public Offering (as described below), the search for a prospective Initial Business Combination. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the net proceeds derived from the Initial Public Offering. The Company has selected December 31st as its fiscal year end. The Company’s sponsor is Spartan Acquisition Sponsor II LLC, a Delaware limited liability company (the “Sponsor”).

Initial Public Offering

The registration statement for the Company’s Initial Public Offering was declared effective on November 24, 2020. On November 30, 2020, the Company consummated its Initial Public Offering of 34,500,000 units (each, a “Unit” and collectively, the “Units”), including the issuance of 4,500,000 Units as a result of the underwriters’ exercise in full of its over-allotment option, at $10.00 per Unit, generating gross proceeds of approximately $345.0 million, and incurring offering costs of approximately $19.7 million, inclusive of approximately $12.1 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 9,900,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.9 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $345.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and of the Private Placement Warrants in the Private Placement were placed in a trust account (the “Trust Account”) (described below).

Trust Account

The proceeds held in the Trust Account were invested only in U.S. government securities with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations, as determined by the Company. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay franchise and income taxes (less up to $100,000 to pay dissolution expenses), none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units (the “Public Shares”) sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to affect the substance or timing of its obligation to redeem 100% of such Public Shares if it has not consummated an Initial Business Combination within 24 months from the closing of the Initial Public Offering, or November 30, 2022 (or 27 months from the closing of the Initial Public Offering, or February 28, 2023, if the Company has executed a letter of intent, agreement in principle or

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

definitive agreement for an Initial Business Combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”); or (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the Combination Period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under the New York Stock Exchange (“NYSE”) rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem his, her or its Public Shares for an amount in cash equal to his, her or its pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. As a result, such Public Shares are recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash,

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquires shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Proposed Business Combination

On January 23, 2021, we entered into a business combination agreement (the “Business Combination Agreement”) with SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Spartan Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“OpCo Merger Sub” and collectively with MergerCo1, MergerCo2, Holdings I, Holdings II and Spartan Sub, the “Spartan Subsidiaries”), Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”) and Tiger Co-Invest B Sunlight Blocker, LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”). Subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Transactions will effect a business combination between us and Sunlight. Following the closing of the Transactions (the “Closing”), the combined company will be organized in an “Up-C” structure, meaning that all of the material assets of the combined company will be held by Sunlight, and Spartan’s only material assets will be its equity interests in Sunlight.

The boards of directors of each of the Company (acting following consultation with a duly formed Transaction committee) and Sunlight have unanimously approved the Transaction. The Transaction will require the approval of the stockholders of the Company and equity holders of Sunlight, the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transaction (the “Business Combination Registration Statement”), satisfaction of the conditions stated in the definitive agreement and other customary closing conditions. The Transaction is expected to close in the second quarter of 2021.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Sunlight Support Agreement

In connection with the entry into the Business Combination Agreement, on January 23, 2021, certain members of Sunlight whose approval is sufficient to approve and adopt the Business Combination Agreement and the Transactions on behalf of Sunlight’s members (the “Requisite Sunlight Members”), entered into a support agreement, pursuant to which, among other things, the Requisite Sunlight Members agreed to execute and deliver a written consent approving the Business Combination Agreement and the Transactions within two business days after the effectiveness of the Business Combination Registration Statement and to vote in favor of the approval and adoption of the Business Combination Agreement and the Transactions.

Founders Stock Agreement

In connection with the entry into the Business Combination Agreement, but effective as of the Closing of the Transactions, we and our initial stockholders entered into a Founders Stock Agreement (the “Founders Stock Agreement”), pursuant to which, among other things, subject to and effective immediately prior to the Closing of the Transactions, the Sponsor agreed to surrender up to 25% of the Class B common stock held by the Sponsor (at a 1:4 ratio to the percentage, if any, of redemptions by holders of Class A common stock); provided that no such surrender shall occur unless more than 5% of the outstanding shares of Class A common stock are actually redeemed by us.

Amendment to Letter Agreement

In connection with the execution of the Business Combination Agreement, on January 23, 2021, the Company, the Sponsor and certain other members of our board of directors and/or management team (the “Insiders”) entered into an amendment (the “Letter Agreement Amendment”) to that certain Letter Agreement (the “Existing Letter Agreement”) dated as of November 24, 2020, by and among the Company, our Sponsor and the Insiders, pursuant to which the Sponsor and each Insider will agree, effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Existing Letter Agreement as follows:

(i) 80% of the Class B common stock (including any shares of Class A common stock issued in respect of the conversion of such Class B common stock upon the consummation of a Business Combination (as defined in the Existing Letter Agreement)) held by it, him or her will be restricted from Transfer (as defined in the Letter Agreement Amendment) until the one-year anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) the Company consummates a transaction which results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock and Class B common stock for cash, securities or other property; and

(ii) 20% of the Class B common stock (including any shares of Class A common stock issued in respect of the conversion of such Class B common stock upon the consummation of a Business Combination) held by it, him or her will be restricted from Transfer until the six-month anniversary of the date of the consummation of a Business Combination, or earlier if, subsequent to the consummation of a Business Combination, (a) the last sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of a Business Combination or (b) the Company consummates a transaction which results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock and Class B common stock for cash, securities or other property.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on January 23, 2021, we entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

(collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and we agreed to sell to the Subscribers, an aggregate of 25,000,000 shares of Class A common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $250,000,000, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, we agreed that, within 30 calendar days after the consummation of the Transactions, we will file with the SEC (at our sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and we will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

Refer to the Company’s Current Report on Form 8-K, filed with the SEC on January 25, 2021, for more information.

Liquidity and Going Concern

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these unaudited condensed consolidated financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of a business combination or one year from the date of issuance of these unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of March 31, 2021, the Company had approximately $279,000 in its operating bank account, approximately $79,000 of interest income available in the Trust Account to pay for taxes and working capital had a deficit of $3.5 million. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.

Through March 31, 2021, the Company’s liquidity needs have been satisfied through a payment of $25,000 from the Sponsor to pay for certain offering costs in exchange for issuance of the Founder Shares (as defined in Note 4), the loan under the Note (see Note 4) of approximately $235,000 (see Note 4), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on December 3, 2020. In addition, in order to finance transaction costs in connection with an Initial Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of March 31, 2021, there were no amounts outstanding under any Working Capital Loans.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any future period.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in this proxy statement/prospectus.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The balance of the Company’s operating cash account is swept into cash equivalents on a nightly basis. Additionally, the Company had approximately $79,000 in cash equivalents held in the Trust Account as of March 31, 2021.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Investments Held in the Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investment (net), dividends and interest held in Trust Account in the accompanying unaudited condensed consolidated statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of March 31, 2021, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, and franchise tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that invest in U.S. government securities, or a combination thereof. The fair value for trading securities is determined using quoted market prices in active markets.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the shares of Class A common stock were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” (“ASC 480”) Class A common stock subject to mandatory redemption (if any) is classified as a liability instrument and measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2021, 27,203,453 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheets.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC, 740, “Income Taxes,” (“FASB ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of March 31, 2021, the Company had approximately $1,727 income tax expenses.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase up to an aggregate of 27,150,000 shares of the Company’s Class A common stock in the calculation of the diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s unaudited condensed consolidated statement of operations includes a presentation of income (loss) per share for common stock subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the gain on investment (net), dividends and interest held in Trust Account of approximately $69,000, net of applicable taxes available to be withdrawn from the Trust Account of approximately $51,000, by the weighted average number of Class A common stock outstanding for the three months ended March 31, 2021. Net loss per share, basic and diluted for Class B common stock is calculated by dividing the general and administration expenses of approximately $5,077,000 and the Change in fair value of derivative warrant liabilities of approximately $10,173,000, resulting in a net loss of approximately $15,250,000, by the weighted average number of Class B common stock outstanding for the period.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 27,150,000 warrants, which includes 17,250,000 Public Warrants (as defined below) issued in connection with its Initial Public Offering and 9,900,000 Private Placement Warrants issued in connection with the Private Placement, as derivative warrant liabilities in accordance with ASC 815-40, “Derivatives and Hedging, Contracts in Entity’s Own Equity” (“ASC 815-40”). Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Initial Public Offering and Private Placement has been estimated using the closing price of SPRQ WS as of March 31, 2021 and the Black-Scholes option pricing model, respectively.

Recent Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (the “2020 ASU”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The 2020 ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The Company early adopted the ASU on January 1, 2021. Adoption of the 2020 ASU did not impact the Company’s financial position, results of operations or cash flows.

Recent Issued Accounting Standards

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying unaudited condensed consolidated financial statements.

Note 3 — Initial Public Offering

On November 30, 2020, the Company consummated its Initial Public Offering of 34,500,000 Units, including the issuance of 4,500,000 Units as a result of the underwriters’ exercise in full of its over-allotment option, at $10.00 per Unit, generating gross proceeds of approximately $345.0 million, and incurring offering costs of approximately $19.7 million, inclusive of approximately $12.1 million in deferred underwriting commissions.

Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value per share, and one-half of one warrant (each, a “Public Warrant” and, together with the Private Placement Warrants, the “Warrants”).

Note 4 — Related Party Transactions

Founder Shares

In August 2020, 11,500,000 shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B common stock” or “Founder Shares”) were issued to the Sponsor in exchange for the payment of $25,000 of certain offering costs on behalf of the Company, or approximately $0.002 per share. In October 2020, the Sponsor

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

transferred 50,000 Founder Shares to each of the two independent director nominees at their original purchase price. In November 2020, the Sponsor returned to the Company at no cost an aggregate of 4,312,500 Founder Shares, which the Company cancelled. Also in November 2020, the Company effected a stock dividend on the Class B common stock, (which receipt of such dividends was waived by the independent director nominees) resulting in an aggregate of 8,625,000 shares of Class B common stock outstanding. All shares and associated amounts had been retroactively restated to reflect the share surrender and the stock dividend. Of the 8,625,000 Founder Shares outstanding, up to 1,125,000 shares were subject to forfeiture to the extent that the over-allotment option was not exercised by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 30, 2020, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 shares were no longer subject to forfeiture.

The holders of the Founders Shares agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the reported last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 9,900,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.9 million.

Each whole Private Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination.

Related Party Loans

On August 17, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to an unsecured promissory note (the “Note”). This Note was non-interest bearing and payable upon the closing date of the Initial Public Offering. As of November 30, 2020, the Company borrowed approximately $235,000 under the Note. The Company fully repaid the Note on December 3, 2020.

In addition, in order to finance transaction costs in connection with an Initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an Initial Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Trust Account. In the event that an Initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of an Initial Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Initial Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. To date, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date the Units were first listed on the NYSE, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company paid the Sponsor $30,000 for such services for the period ended March 31, 2021.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of Working Capital Loans, if any, (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and Warrants that may be issued upon conversion of Working Capital Loans, if any) are entitled to registration rights pursuant to a registration rights agreement signed on the pricing date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the final prospectus to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on November 30, 2020.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $6.9 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or approximately $12.1 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an Initial Business Combination, subject to the terms of the underwriting agreement for the Initial Public Offering.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Derivative Warrant Liabilities

Warrants — Public Warrants may only be exercised for a whole number of shares of common stock. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of an Initial Business Combination or earlier upon redemption or liquidation. The warrants will become exercisable on the later of (a) 30 days after the completion of an Initial Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Private Placement Warrants (including the shares of Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain limited exceptions, and they will not be redeemable by the Company, subject to certain limited exceptions, so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants for cash or on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Derivative Warrant Liabilities (cont.)

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined in part by the redemption date and the “fair market value” of the Class A common stock except as otherwise described below;

•        upon a minimum of 30 days’ prior written notice to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends notice of redemption to the warrant holders.

The “fair market value” of the Class A common stock shall mean the average reported last sale price of the Class A common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide the warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A common stock per whole warrant (subject to adjustment). This redemption feature differs from the typical warrant redemption features used in some other blank check offerings.

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down, to the nearest whole number, the number of shares of Class A common stock to be issued to the holder.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete an Initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 250,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of March 31, 2021, there were 34,500,000 shares of Class A common stock issued and outstanding. Of the outstanding shares of Class A common stock, 27,203,453 shares were subject to possible redemption at March 31, 2021 and therefore classified outside of permanent equity in the accompanying balance sheet.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. In August 2020, the Company issued 11,500,000 shares of Class B common stock to the Sponsor. In November 2020, the Sponsor returned to the Company at no cost an aggregate of

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

4,312,500 shares of Class B common stock, which the Company cancelled. Also in November 2020, the Company effected a stock dividend on the Class B common stock, (which receipt of such dividends was waived by the independent director nominees) resulting in an aggregate of 8,625,000 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share surrender and the stock dividend. Of the 8,625,000 shares of Class B common stock outstanding, up to 1,125,000 shares were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Founder Shares would collectively represent 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On December 31, 2020, the underwriters fully exercised the over-allotment option; thus, these 1,125,000 shares were no longer subject to forfeiture.

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders, except as required by law. Each share of common stock will have one vote on all such matters.

The Class B common stock will automatically convert into Class A common stock at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the Initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination).

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2021, there were no shares of preferred stock issued or outstanding.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account – U.S. Treasury Securities(1)	$345,000,000	—	—	345,000,000
Liabilities:
Derivative warrant liabilities – Public warrants	31,567,500	—	—	31,567,500
Derivative warrant liabilities – Private placement warrants	—	—	20,889,000	20,889,000
Total fair value	$376,567,500	$—	$20,889,000	$397,456,500

____________

(1)      Excludes approximately $79,316 of investments held in cash and cash equivalents within the Trust Account.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements (cont.)

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The Company transferred $31,567,500 of Public Warrants out of Level 3 to Level 1 due to the use of a quoted price in an active market. There were no other transfers between levels for the three months ended March 31, 2021.

The Company utilizes the Black-Scholes option pricing model and a quoted price in an active market to estimate the fair value of the Private Placement Warrants and Public Warrants, respectively, as of March 31, 2021, with changes in fair value recognized in the unaudited condensed consolidated statement of operations. For the three months ended March 31, 2021, the Company recognized a change from an increase in the fair value of liabilities of approximately $10,173,000 presented on the accompanying unaudited condensed consolidated statement of operations.

The change in the fair value of the derivative warrant liabilities for three months ended March 31, 2021 is summarized as follows:

Derivative warrant liabilities as of January 1, 2021	$42,283,500
Change in fair value of derivative warrant liabilities	10,173,000
Derivative warrant liabilities as of March 31, 2021	$52,456,500

The estimated fair value of the derivative warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

As of March 31, 2021
Stock Price	$10.46
Option term (in years)	5.00
Volatility	25%
Risk-free interest rate	0.92%
Dividend yield	0%
Business combination probability	100%

Note 9 — Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. Approximately $1,727 was recorded as accrued income tax for the three months ended March 31, 2021. The Company’s effective tax rate for the three months ended March 31, 2021 was a negative 0.01%, which differs from the expected income tax rate due to the start-up costs and the change in fair value of derivative warrant liabilities which are not deductible.

SPARTAN ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Subsequent Events

As described in Note 1 “Description of Organization and Business Operations” above, on January 23, 2021, the Company entered into a business combination agreement and plan of reorganization with Sunlight Financial LLC.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued and determined that there have been no other events that have occurred that would require adjustments to or disclosure in the unaudited condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Board of Directors
Sunlight Financial LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlight Financial LLC and its subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2018.

New York, New York
March 22, 2021

Sunlight Financial LLC
Consolidated Balance SheetS

(dollars in thousands)

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$49,583	$47,341
Restricted cash	3,122	4,315
Advances (net of allowance for credit losses of $121 and $215)	35,280	17,308
Financing receivables (net of allowance for credit losses of $125 and $96)	5,333	5,130
Property and equipment, net	5,725	5,675
Other assets	7,030	2,700
Total assets	$106,073	$82,469

Liabilities, Temporary Equity, and Members’ Equity

Liabilities
Accounts payable and accrued expenses	$15,782	$8,885
Funding commitments	18,386	19,509
Debt	14,625	11,811
Distributions payable	7,522	1,987
Due to affiliate	—	55
Warrants, at fair value	5,643	133
Other liabilities	1,502	704
Total liabilities	63,460	43,084

Commitments and Contingencies

Temporary Equity
Preferred class A-3 unit members’ capital; 376,395 and 326,428 units authorized, issued, and outstanding as of December 31, 2020 and 2019, respectively	260,428	76,519
Preferred class A-2 unit members’ capital; 225,972 and 195,973 units authorized, issued, and outstanding as of December 31, 2020 and 2019, respectively	154,286	21,867
Preferred class A-1 unit members’ capital; 296,302 and 256,966 units authorized, issued, and outstanding as of December 31, 2020 and 2019, respectively	202,045	27,042
Common unit members’ capital; 78,717 and 78,717 units authorized, issued, and outstanding as of December 31, 2020 and 2019, respectively	47,757	3,362

Members’ Equity
Other ownership interests’ capital	1,439	1,313
Accumulated deficit	(623,342)	(90,718)
Total members’ equity	(621,903)	(89,405)
Total liabilities, temporary equity, and members’ equity	$106,073	$82,469

See notes to consolidated financial statements.

Sunlight Financial LLC
Consolidated StatementS of Operations

(dollars in thousands)

	For the Year Ended December 31,
	2020	2019
Revenue	$69,564	$53,184
Costs and Expenses
Cost of revenues (exclusive of items shown separately below)	13,711	13,022
Compensation and benefits	26,174	20,917
Selling, general, and administrative	3,806	4,471
Property and technology	4,304	3,584
Depreciation and amortization	3,231	2,676
Provision for losses	1,350	725
Management fees to affiliate	400	400
	52,976	45,795
Operating income	16,588	7,389
Other Income (Expense), Net
Interest income	520	560
Interest expense	(829)	(758)
Change in fair value of warrant liabilities	(5,510)	(114)
Change in fair value of contract derivative, net	1,435	—
Realized gains on contract derivative, net	103	—
Other realized losses, net	(171)	(204)
Other income (expense)	(634)	17
Business combination expenses	(878)	—
	(5,964)	(499)
Net Income	$10,624	$6,890

See notes to consolidated financial statements.

Sunlight Financial LLC
Consolidated StatementS of Changes in Equity

(dollars in thousands)

	Units				Temporary Equity				Units	Members’ Equity
	Class A-3 Units	Class A-2 Units	Class A-1 Units	Common Units	Class A-3 Units	Class A-2 Units	Class A-1 Units	Common Units	Other Ownership Interests	Other Ownership Interests	Accumulated Deficit	Total Members’ Equity
Equity ‒ December 31, 2018	283,092	169,956	222,853	78,717	$58,275	$11,625	$13,921	$1,378	32,989	$1,113	$(50,438)	$(49,325)
Preferred distributions, paid in-kind	43,336	26,017	34,113	—	9,596	2,461	3,020	—	—	—	(15,077)	(15,077)
Change in temporary equity redemption value	—	—	—	—	8,648	7,781	10,101	1,984	—	—	(28,514)	(28,514)
Distributions	—	—	—	—	—	—	—	—	—	—	(3,579)	(3,579)
Equity-based compensation	—	—	—	—	—	—	—	—	10,776	200	—	200
Net income	—	—	—	—	—	—	—	—	—	—	6,890	6,890
Equity ‒ December 31, 2019	326,428	195,973	256,966	78,717	$76,519	$21,867	$27,042	$3,362	43,765	$1,313	$(90,718)	$(89,405)
Preferred distributions, paid in-kind	49,967	29,999	39,336	—	16,810	7,350	9,490	—	—	—	(33,650)	(33,650)
Change in temporary equity redemption value	—	—	—	—	167,099	125,069	165,513	44,395	—	—	(502,076)	(502,076)
Distributions	—	—	—	—	—	—	—	—	—	—	(7,522)	(7,522)
Equity-based compensation	—	—	—	—	—	—	—	—	9,340	126	—	126
Net income	—	—	—	—	—	—	—	—	—	—	10,624	10,624
Equity ‒ December 31, 2020	376,395	225,972	296,302	78,717	$260,428	$154,286	$202,045	$47,757	53,105	$1,439	$(623,342)	$(621,903)

See notes to consolidated financial statements.

Sunlight Financial LLC
Consolidated StatementS of Cash Flows

(dollars in thousands)

	For the Year Ended December 31,
	2020	2019
Cash Flows From Operating Activities
Net income	$10,624	$6,890
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,338	2,741
Provision for losses	1,350	725
Change in fair value of warrant liabilities	5,510	114
Change in fair value of contract derivative, net	(1,435)	—
Other expense (income)	634	(17)
Unit-based payment arrangements	126	200
Increase (decrease) in operating capital:
Decrease (increase) in advances	(17,877)	1,459
Increase in other assets	(3,000)	(805)
Increase in accounts payable and accrued expenses	6,918	3,659
Increase (decrease) in funding commitments	(1,123)	4,729
Increase (decrease) in other liabilities	(40)	111
Net cash provided by operating activities	5,025	19,806

Cash Flows From Investing Activities
Return of investments in loan pool participation and loan principal repayments	1,316	913
Payments to acquire loans and participations in loan pools	(2,839)	(3,273)
Payments to acquire property and equipment	(3,280)	(3,732)
Net cash used in investing activities	(4,803)	(6,092)

Cash Flows From Financing Activities
Proceeds from borrowings under line of credit	8,713	10,181
Repayments of borrowings under line of credit	(5,899)	(3,671)
Payment of capital distributions	(1,987)	(1,592)
Payments of financing costs	—	(213)
Net cash provided by financing activities	827	4,705

Net Increase in Cash, Cash Equivalents, and Restricted Cash	1,049	18,419

Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	51,656	33,237

Cash, Cash Equivalents, and Restricted Cash, End of Period	$52,705	$51,656

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$713	$672

Noncash Investing and Financing Activities
Distributions declared, but not paid	$7,522	$1,987
Preferred dividends, paid in-kind	33,650	15,077
Change in temporary equity redemption value	502,076	28,514

See notes to consolidated financial statements.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 1. Organization and Business

Sunlight Financial LLC (the “Company” or, together with its consolidated subsidiary, “Sunlight”) operates a technology-enabled financial services platform within the United States of America, using a nationwide network of contractors at the point-of-sale, to offer homeowners secured and unsecured loans (“Loans”), originated by third-party lenders, for the purchase and installation of residential solar energy systems and other home improvements. Sunlight was formed as a limited liability company on January 23, 2014 and began operations on September 11, 2015.

Business — Sunlight arranges for the origination of Loans by third-party lenders in two distinct ways:

Direct Channel Loans — Sunlight arranges for certain Loans (“Direct Channel Loans”) to be originated and retained by third parties (“Direct Channel Partners”). The Direct Channel Partners originate the Direct Channel Loans directly, using their own credit criteria. These Direct Channel Partners pay for Direct Channel Loans by remitting funds to Sunlight, and Sunlight is thereafter responsible for making the appropriate payments to the relevant contractor. Sunlight earns income from the difference between the cash amount paid by a Direct Channel Partner to Sunlight for a given Direct Channel Loan and the dollar amount due to the contractor for such Direct Channel Loan. Sunlight does not participate in the ongoing economics of the Direct Channel Loans and, generally, does not retain any obligations with respect thereto except for certain ongoing fee-based administrative services performed by Sunlight.

Indirect Channel Loans — Sunlight arranges for other Loans (“Indirect Channel Loans”) to be originated by Sunlight’s issuing bank partner (“Bank Partner”). Sunlight has entered into program agreements with its Bank Partner that govern the terms and conditions with respect to originating and servicing the Indirect Channel Loans and Sunlight pays its Bank Partner a fee based on the principal balance of Loans originated by Bank Partner. Sunlight’s Bank Partner funds these Loans by remitting funds to Sunlight, and Sunlight is thereafter responsible for making the appropriate payments to the relevant contractor. Sunlight arranges for the sale of certain Indirect Channel Loans, or participations therein, to third parties (“Indirect Channel Loan Purchasers”). For Indirect Channel Loans in which an Indirect Channel Loan Purchaser has purchased a participation, Sunlight will purchase 5.0% participation interests therein from its Bank Partner.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying consolidated financial statements and related notes, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), include the accounts of Sunlight and its consolidated subsidiary. All intercompany balances and transactions have been eliminated.

Consolidation — Sunlight consolidates those entities over which it controls significant operating, financial, and investing decisions of the entity.

Segments — Sunlight operates through one operating and reportable segment, which reflects how the chief operating decision maker allocates resources and assess performance. Sunlight arranges for the origination of Loans by third-party lenders using a predominately single expense pool.

Risks and Uncertainties — In the normal course of business, Sunlight primarily encounters credit risk, which is the risk of default on Sunlight’s investments that results from a borrower’s or counterparty’s inability or unwillingness to make contractually required payments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes subjective estimates of pending loan originations and sales, which significantly impacts revenues, determinations of fair value, and estimates regarding loan performance, which impacts impairments and allowances for loan losses. Actual results may differ from those estimates.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Fair Value — GAAP requires the categorization of the fair value of financial instruments into three broad levels that form a hierarchy based on the transparency of inputs to the valuation.

Level	Measurement
1	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
2

Inputs are other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Sunlight follows this hierarchy for its financial instruments, with classifications based on the lowest level of input that is significant to the fair value measurement. The following summarizes Sunlight’s financial instruments hierarchy at December 31, 2020:

Level	Financial Instrument	Measurement
1	Cash and cash equivalents and restricted cash	Estimates of fair value are measured using observable, quoted market prices, or Level 1 inputs
3	Loans and loan participations, held-for-investment	Estimated fair value is generally determined by discounting the expected future cash flows using inputs such as discount rates.
	Contract derivative	Estimated fair value based upon discounted expected future cash flows arising from the contract.
	Warrants	Estimated fair value based upon quarterly valuation estimates of Sunlight’s equity, based upon fair value inputs provided by an independent valuation firm applied to Sunlight’s capital structure.

Valuation Process — On a quarterly basis, with assistance from an independent valuation firm, management estimates the fair value of Sunlight’s Level 3 financial instruments. Sunlight’s determination of fair value is based upon the best information available for a given circumstance and may incorporate assumptions that are management’s best estimates after consideration of a variety of internal and external factors. When an independent valuation firm expresses an opinion on the fair value of a financial instrument in the form of a range, management selects a value within the range provided by the independent valuation firm to assess the reasonableness of management’s estimated fair value for that financial instrument. At December 31, 2020, Sunlight’s valuation process for Level 3 measurements, as described below, were conducted internally or by an independent valuation firm and reviewed by management.

Valuation of Loans and Loan Participations — Management generally considers Sunlight’s loans and loan participations Level 3 assets in the fair value hierarchy as such assets are illiquid investments that are specific to the loan product, for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of each loan or loan participation categorized as a Level 3 asset.

Valuation of Contract Derivative — Management considers Sunlight’s contract under which Sunlight arranges Loans for the purchase and installation of home improvements other than residential solar energy systems, considered a derivative under GAAP, as a Level 3 asset in the fair value hierarchy as such asset represents a bilateral, nontraded agreement for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of the contract.

Valuation of Warrants — Management considers the warrants redeemable for Sunlight’s temporary equity as Level 3 liabilities in the fair value hierarchy as such liabilities are illiquid investments redeemable for illiquid partnership interests for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of Sunlight’s equity, which includes allocation of value to outstanding partnership interests as well as warrants thereon that Sunlight categorizes as a Level 3 liability.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Other Valuation Matters — For Level 3 financial assets acquired and financial liabilities assumed during the calendar month immediately preceding a quarter end that were conducted in an orderly transaction with an unrelated party, management generally believes that the transaction price provides the most observable indication of fair value given the illiquid nature of these financial instruments, unless management is aware of any circumstances that may cause a material change in the fair value through the remainder of the reporting period. For instance, significant changes in a counterparty’s intent or ability to make payments on a financial asset may cause material changes in the fair value of that financial asset.

See Note 7 for additional information regarding the valuation of Sunlight’s financial assets and liabilities.

Sales of Financial Assets and Financing Agreements — Sunlight will, from time to time, facilitate the sale of Indirect Channel Loans. In each case, the transferred loans are legally isolated from Sunlight and control of the transferred loans passes to the transferee, who may pledge or exchange the transferred asset without constraint of Sunlight. Sunlight neither recognizes any financial assets nor incurs any liabilities as a result of the sale, but does recognize revenue based upon the difference between proceeds received from the transferee and the proceeds paid to the transferor.

Balance Sheet Measurement

Cash and Cash Equivalents and Restricted Cash — Cash and cash equivalents consist of bank checking accounts and money market accounts. Sunlight considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Sunlight maintains cash in restricted accounts pursuant to various lending agreements and considers other cash amounts restricted under certain agreements with other counterparties. Substantially all amounts on deposit with major financial institutions exceed insured limits. Cash and cash equivalents and restricted cash are carried at cost, which approximates fair value. Sunlight reported cash and cash equivalents and restricted cash in the following line items of its Consolidated Balance Sheets, which totals the aggregate amount presented in Sunlight’s Consolidated Statements of Cash Flows:

	December 31,
	2020	2019
Cash and cash equivalents	$49,583	$47,341
Restricted cash and cash equivalents	3,122	4,315
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statement of Cash Flows	$52,705	$51,656

Financing Receivables — Sunlight records financing receivables for (a) advances that Sunlight remits to contractors on a short-term basis to facilitate the installation of residential solar systems and the construction or installation of other home improvement projects and (b) loans and loan participations.

Advances — In certain circumstances, Sunlight will provide a contractually agreed upon percentage of cash to a contractor related to a Loan that has not yet been funded by either a Direct Channel Partner or its Bank Partner as well as amounts funded to contractors in anticipation of loan funding. Such advances are generally repaid upon the earlier of (a) a specified number of days from the date of the advance outlined within the respective contractor contract or (b) the substantial installation of the residential solar system or the construction or installation of other home improvement projects. In either case, Sunlight will net such amounts advanced from payments otherwise due to the related contractor. Sunlight carries advances at the amount advanced, net of allowances for losses and charge-offs.

Loans and Loan Participations — Sunlight recognizes Indirect Channel Loans purchased from Sunlight’s Bank Partner as well as its 5.0% participation interests in Indirect Channel Loans as financing receivables held-for-investment based on management’s intent, and Sunlight’s ability, to hold those investments through

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

the foreseeable future or contractual maturity. Financing receivables that are held-for-investment are carried at their aggregate outstanding face amount, net of applicable (a) unamortized acquisition premiums and discounts, (b) allowance for losses and (c) charge-offs or write-downs of impaired receivables. If management determines a loan or loan participation is impaired, management writes down the loan or loan participation through a charge to the provision for losses. See “— Impairment” for additional discussion regarding management’s determination for loan losses. Sunlight applies the interest method to amortize acquisition premiums and discounts or on a straight-line basis when it approximates the interest method. Sunlight did not acquire loans with deteriorated credit quality that were not charged-off upon purchase for the years ended December 31, 2020 or 2019.

Impairment — Sunlight holds financing receivables that management evaluates for impairment indicators at least quarterly using information obtained at least annually. In conjunction with this review, management assesses such factors as historical losses, changes in the nature and volume of financing receivables, overall portfolio quality, and existing economic conditions that may affect the customer’s ability to pay. In certain cases, management assigns a risk rating based on certain aforementioned factors.

The evaluation of these indicators of impairment requires significant judgment by management to determine whether failure to collect contractual amounts is probable as well as in estimating the resulting loss allowance. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. These evaluations are inherently subjective, as they require material estimates and may be susceptible to significant change. Actual losses, if any, could materially differ from these estimates.

If management deems that it is probable that Sunlight will be unable to collect all amounts owed according to the contractual terms of a receivable, impairment of that receivable is indicated. Consistent with this definition, all receivables for which the accrual of interest has been discontinued (nonaccrual loans) are considered impaired. If management considers a receivable to be impaired, management establishes an allowance for losses through a valuation provision in earnings, which reduces the carrying value of the receivable to (a) the amounts management expect to collect, for receivables due within 90 days, or (b) the present value of expected future cash flows discounted at the receivable’s contractual effective rate. Impaired financing receivables are charged off against the allowance for losses when a financing receivable is more than 120 days past due or when management believes that collectability of the principal is remote, if earlier. Sunlight credits subsequent recoveries, if any, to the allowance when received.

At December 31, 2020 and 2019, Sunlight evaluated financing receivables collectively, based upon those financing receivables with similar characteristics. Sunlight individually evaluates nonaccrual loans with contractual balances of $50,000 or more and receivables whose terms have been modified in a troubled debt restructuring with contractual balances of $50,000 or more to establish specific allowances for such receivables, if required. Those financing receivables where impairment is indicated were evaluated individually for impairment, though such amounts were not material.

Advances — For advances made by Sunlight, management performs an evaluation of impairment indicators using financial information obtained from its counterparties and third parties as well as historical experience. Such indicators may include the borrower’s financial wherewithal and recent operating performance as well as macroeconomic trends. Management rates the potential for advance receivables by reviewing the counterparty. The counterparty is rated by overall risk tier on a scale of “1” through “5,” from less to greatest risk, which management reviews and updates on at least an annual basis. Counterparties may be granted advance approval within any overall risk tier, however tier “5” advance approvals are approved on an exception basis. A subset category of the overall risk tier is the financial risk of the counterparty. As with the overall risk tier, counterparties may be granted

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

advance approval within any financial risk tier; however financial risk tier “5” advance approvals are approved on an exception basis. As part of that approval, management will set an individual counterparty advance dollar limit, which cannot be exceeded prior to additional review and approval. The overall risk tiers are defined as follows:

1	Low Risk

The counterparty has demonstrated low risk characteristics. The counterparty is a well-established company within the applicable industry, with low commercial credit risk, excellent reputational risk (e.g. online ratings, low complaint levels), and an excellent financial risk assessment.

2	Low-to-Medium Risk

The counterparty has demonstrated low to medium risk characteristics. The counterparty is a well-established company within the applicable industry, with low to medium commercial credit risk, excellent to above average reputational risk (e.g. online ratings, lower complaint levels), and/or an excellent to above average financial risk assessment.

3	Medium Risk

The counterparty has demonstrated medium risk characteristics. The counterparty may be a less established company within the applicable industry than risk tier “1” or “2”, with medium commercial credit risk, excellent to average reputational risk (e.g., online ratings, average complaint levels), and/or an excellent to average financial risk assessment.

4	Medium-to-High Risk

The counterparty has demonstrated medium to high risk characteristics. The counterparty is likely to be a less established company within the applicable industry than risk tiers “1” through “3,” with medium to high commercial credit risk, excellent to below average reputational risk (e.g. online ratings, higher complaint levels), and/or an excellent to below average financial risk assessment.

5	Higher Risk

The counterparty has demonstrated higher risk characteristics. The counterparty is a less established company within the applicable industry, with higher commercial credit risk, and/or below average reputational risk (e.g. online ratings, higher complaint levels), and/or below average financial risk assessment. Tier “5” advance approvals will be approved on an exception basis.

Loans and Loan Participations, Held-For-Investment — Sunlight aggregates performing loans and loan participations into pools for the evaluation of impairment based on like characteristics, such as loan type and acquisition date. Pools of loans are evaluated based on criteria such as an analysis of borrower performance, credit ratings of borrowers, and historical trends in defaults and loss severities for the type and seasoning of loans and loan participations under evaluation.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

		Carrying Value December 31,
Asset Category	Estimated Useful Life, in Years	2020	2019
Furniture, fixtures, and equipment	7 years	$555	$555
Computer hardware	5 years	868	639
Computer software(a)	1 – 3 years	11,973	8,921
Leasehold improvements	Shorter of life of improvement or lease term	421	421
		13,817	10,536
Accumulated amortization and depreciation(b)(c)		(8,092)	(4,861)
		$5,725	$5,675

____________

(a)      Amounts include $11.8 million and $8.7 million of capitalized internally developed software costs at December 31, 2020 and 2019, respectively.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

(b)      Amounts include $7.2 million and $4.3 million of accumulated amortization for capitalized internally developed software costs at December 31, 2020 and 2019, respectively.

(c)      For the years ended December 31, 2020 and 2019, respectively, $2.9 million and $2.4 million of the $3.2 million and $2.7 million total amortization and depreciation expense on property and equipment consisted of amortized capitalized internally developed software costs. At December 31, 2020, the approximate aggregate annual amortization expense for capitalized internally developed software costs are as follows:

2021	$2,468
2022	1,518
2023	547
2024	—
2025	—
Thereafter	—
$4,533

Funding Commitments — Pursuant to Sunlight’s contractual arrangements with its Bank Partner, Direct Channel Partners, and contractors, each of Sunlight’s Direct Channel Partners and its Bank Partner periodically remits to Sunlight the cash related to loans the funding source has originated. Sunlight has committed to funding such amounts, less any amounts Sunlight is entitled to retain, to the relevant contractor when certain milestones relating to the installation of residential solar system or the construction of installation of other home improvement projects underlying the consumer receivable have been reached. Sunlight presents any amounts that Sunlight retains in anticipation of a contractor completing an installation milestone as “Funding Commitments” on the accompanying Consolidated Balance Sheets, which totaled $18.4 million and $19.5 million at December 31, 2020 and 2019, respectively.

Guarantees — Sunlight records a liability for the guarantees it makes for certain Indirect Channel Loans if it determines that it is probable that it will have to repurchase those loans, in an amount based on the likelihood of such repurchase and the loss, if any, Sunlight expects to incur in connection with its repurchase of a Bank Partner Loan that may have experienced credit deterioration since the time of the loan’s origination.

Distributions Payable — Sunlight accrues for estimated tax payments to holders of its temporary and members’ equity when earned in accordance with Sunlight’s organizational agreements. In December 2020, Sunlight accrued $1.3 million, $1.2 million, and $5.0 million, or $4.38, $5.33, and $13.34 per unit, payable to Class A-1, A-2, and A-3 Units, respectively. Sunlight recorded such estimated tax payments in “Distributions Payable” on the accompanying Consolidated Balance Sheet at December 31, 2020, of which $6.8 million was subsequently paid in January 2021. The actual tax distribution amount required may materially differ from these estimates.

Other Assets and Accounts Payable, Accrued Expenses, and Other Liabilities — At each of December 31, 2020 and 2019, (a) other assets included prepaid expenses, accounts receivable, deferred finance costs, and interest receivable, and (b) accounts payable, accrued expenses, and other liabilities included accrued compensation, deferred rent, and other payables. At December 31, 2020, other assets also included Sunlight’s contract derivative and other liabilities also included Sunlight’s guarantee liability.

Temporary Equity — Holders of Preferred and Subordinated Units issued by Sunlight (Note 6) may redeem their interests under certain circumstances that are outside of Sunlight’s control. Sunlight presents these interests as temporary equity and adjusts the carrying value of such interests to their redemption values quarterly, with an offset to “Accumulated Deficit” in Sunlight’s Consolidated Balance Sheets. For each interest, Sunlight determines the redemption value at the lesser of its (i) fair value, based upon valuation estimates determined by management with assistance of an independent valuation firm, and (ii) partnership capital account balance, unless such capital account balance is less than net contributions.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Income Recognition

Revenue Recognition — Sunlight recognizes revenue from (a) platform fees on the Direct Channel Loans when the Direct Channel Partner funds the Loans and on the Indirect Channel Loans when the Indirect Channel Loan Purchaser buys the Loans from the balance sheet of Sunlight’s Bank Partner and (b) loan monitoring and administration services on a monthly basis as Sunlight provides such services for that month. Sunlight’s contracts include the following groups of similar services, which do not include any significant financing components:

	For the Year Ended December 31,
	2020	2019
Platform fees, net(a)(b)	$66,853	$51,424
Other revenues(c)	2,711	1,760
Total revenue	$69,564	$53,184

____________

(a)      Amounts presented net of variable consideration in the form of rebates to certain contractors.

(b)      Includes revenues of $2.3 million earned from Sunlight’s facilitation of the sale of Indirect Channel Loans from its Bank Partner to an affiliate during the year ended December 31, 2019.

(c)      Includes monitoring, administration, and other ancillary fees Sunlight earns that are incidental to its primary operations. Sunlight earned $0.2 million and $0.2 million in administrative fees from an affiliate for the years ended December 31, 2020 and 2019, respectively. (Note 8)

Platform Fees, Net — Sunlight arranges Loans for the purchase and installation of residential solar energy systems on behalf of its Direct Channel Partners, Bank Partner, and Indirect Channel Loan Purchasers. As agent, Sunlight presents platform fees on a net basis at the time that Direct Channel Partners or Indirect Channel Loan Purchasers obtain control of the service provided to facilitate their origination or purchase of a Loan, which is no earlier than when Sunlight delivers loan documentation to the customer. Sunlight wholly satisfies its performance obligation to Direct Channel Partners, Bank Partner, and Indirect Channel Loan Purchasers, as it relates to such platform fees, upon origination or purchase of a Loan. Sunlight considers rebates offered by Sunlight to certain contractors in exchange for volume commitments as variable components to transaction prices; such variability resolves upon the contractor’s satisfaction of their volume commitment.

The contract under which Sunlight arranges Loans for the purchase and installation of home improvements other than residential solar energy systems is considered a derivative under GAAP. As such, Sunlight’s revenues exclude the platform fees that Sunlight earns in connection with this contract. Instead, Sunlight records realized gains on the derivative within “Realized Gains on Contract Derivative, Net” in the accompanying Consolidated Statements of Operations. Sunlight realized gains of $0.1 million and $0.0 million for the years ended December 31, 2020 and 2019, respectively, in connection with this contract (Note 4).

Other Revenues — Sunlight provides monthly services in connection with the monitoring and administration of Loans originated by certain Direct Channel Partners, Bank Partner, and an Indirect Channel Loan Purchaser. Such services may include the reporting of loan performance information, administration of servicing performed by third parties, and monitoring the performance of solar energy systems.

Interest Income — Loans where management expects to collect all contractually required principal and interest payments are considered performing loans. Sunlight accrues interest income on performing loans based on the unpaid principal balance (“UPB”) and contractual terms of the loan. Interest income also includes discounts associated with the loans purchased as a yield adjustment using the effective interest method over the loan term. Sunlight expenses direct loan acquisition costs for loans acquired by Sunlight as incurred. Sunlight does not accrue interest on loans placed on non-accrual status or on loans where the collectability of the principal or interest of the loan are deemed uncertain.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Loans are considered past due or delinquent if the required principal and interest payments have not been received as of the date such payments are due. Generally, loans, including impaired loans, are placed on non-accrual status when (i) either principal or interest payments are 90 days or more past due based on contractual terms or (ii) an individual analysis of a borrower’s creditworthiness indicates a loan should be placed on non-accrual status. When a loan owned by Sunlight (each, a “Balance Sheet Loan”) is placed on non-accrual status, Sunlight ceases to recognize interest income on the loans and reverses previously accrued and unpaid interest, if any. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income may only be recorded on a cash basis after recovery of principal is reasonably assured. Sunlight may return a loan to accrual status when repayment of principal and interest is reasonably assured under the terms of the restructured loan. Advances are created at par and do not bear, and therefore do not accrue, interest income.

Expense Recognition

Cost of Revenues — Sunlight’s cost of revenues includes the aggregate costs of the services that Sunlight performs to satisfy its contractual performance obligations to customers as well as variable consideration that Sunlight pays for its fee revenue, which do not meet the criteria necessary for netting against gross revenues.

Compensation and Benefits — Management expenses salaries, benefits, and equity-based compensation as services are provided. “Compensation and Benefits” in the accompanying Consolidated Statements of Operations includes expenses not otherwise included in Sunlight’s cost of revenues, such as compensation costs associated with information technology, sales and marketing, product management, and overhead.

Equity-Based Compensation — Sunlight has granted equity-based compensation awards that vest contingent upon one or more of the following conditions: (a) time-based service, (b) performance conditions based upon Sunlight’s equity value, as determined by Sunlight’s board or directors or a qualifying sale of Sunlight’s equity, achieving certain contractual thresholds (“Threshold Equity Value”), and (c) whether Sunlight issues Class A Units in-kind to satisfy the preferred return on Class A Units during the award’s vesting period until May 25, 2023 (“PIK Vesting Requirement”). Sunlight generally expenses the grant-date fair value of these equity-based compensation awards using the following methods, recognizing forfeitures as they occur, based upon the following vesting contingencies:

Time-Based Service — Sunlight expenses awards that only require time-based service conditions ratably over the required service period, or immediately if there is no required service period.

Performance-Based Conditions — Sunlight expenses awards in the period in which (a) it is probable that the performance-based condition is satisfied and (b) the award has satisfied other vesting conditions. For equity-based compensation awards in the form of Class C Units or long-term incentive plan units (“LTIP Units”) (Note 6), vesting will generally occur upon a qualifying sale of Sunlight’s equity.

PIK Vesting Requirement — Sunlight awarded equity-based compensation in the form of anti-dilution units. Such awards vest in an amount generally proportionate to the dilution of related Class C Units or LTIP Units that result from the issuance of additional Class A Units. Sunlight expenses awards in the period in which (a) dilution of related Class C Units or LTIP Units would otherwise occur and (b) the award has satisfied other vesting conditions.

Selling, General, and Administrative — Management expenses selling, general, and administrative costs, including legal, audit, and other professional service fees; travel and entertainment; and insurance premiums as incurred.

Property and Technology — Management expenses rent, information technology and telecommunication services, and non-capitalizable costs to internally develop software as incurred.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Income Taxes — Sunlight is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of Sunlight passed through to its members. As such, no recognition of federal or state income taxes for Sunlight or its subsidiaries that are organized as limited liability companies have been recognized by Sunlight.

In accordance with the operating agreement of Sunlight Financial LLC, to the extent possible without impairing the Company’s ability to continue to conduct its business and activities, and in order to permit its member to pay taxes on the taxable income of the Company, Sunlight Financial LLC is required to make distributions to the member in the amount equal to the estimated tax liability of the member computed as if the member paid income tax at the highest marginal federal and state rate applicable to a corporate entity or individual resident in New York, New York to the extent Sunlight’s operations generate taxable income for the applicable member. Sunlight declared distributions of $7.5 million and $3.6 million for the years ended December 31, 2020 and 2019, respectively.

At December 31, 2020 and 2019, Sunlight did not have any material deferred tax assets or liabilities arising from future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in accordance with GAAP and their respective tax bases.

Sunlight recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in Sunlight’s Consolidated Statements of Operations. At December 31, 2020 and 2019, Sunlight did not have any material uncertain tax positions. Any uncertain tax position taken by any of Sunlight’s members is not an uncertain tax position of Sunlight.

Recent Accounting Pronouncements Issued, But Not Yet Adopted

The Financial Accounting Standards Board (“FASB”) has issued the following Accounting Standard Updates (“ASUs”) that may materially impact Sunlight’s financial position and results of operations, or may impact the preparation of, but not materially affect, Sunlight’s consolidated financial statements.

As an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Sunlight is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Unless otherwise stated, Sunlight elected to adopt recent accounting pronouncements using the extended transition period applicable to private companies.

ASU No. 2020-06 Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity — In August 2020, the FASB issued ASU No. 2020-06, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and simplifies the diluted earnings per share calculations. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. Sunlight is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

ASU No. 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting — In March 2020, the FASB issued ASU No. 2020-04, which provides optional expedients for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective for all entities as of March 12, 2020 through December 31, 2022. An entity can elect to apply the amendments as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to that date that the financial statements are available to be issued. Sunlight is currently evaluating the impact of the adoption of ASU 2020-04, as updated by ASU 2021-01 Reference Rate Reform (Topic 848): Scope, on its consolidated financial statements.

ASU No. 2018-15 Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract — In August 2018, the FASB issued ASU No. 2018-15 to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU No. 2018-15 can be applied either retrospectively or prospectively, and it is effective for Sunlight for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption, including adoption in an interim period, is permitted. Sunlight is currently evaluating the impact of the adoption of ASU 2018-15 on its consolidated financial statements.

ASU No. 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments — The FASB issued ASU No. 2016-13 in June 2016. The standard amends the existing credit loss model to reflect a reporting entity’s current estimate of all expected credit losses and requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at a net amount expected to be collected through deduction of an allowance for credit losses from the amortized cost basis of the financial asset(s). ASU No. 2016-13, as amended, is effective for Sunlight in the fiscal year ended December 31, 2023. Early adoption was permitted beginning in the first quarter of 2018. With limited exceptions, an entity should apply ASU No. 2016-13 by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Sunlight is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

ASU No. 2016-02 Leases — In February 2016, FASB issued ASU No. 2016-02. The standard requires that lessees recognize a right-of-use asset and corresponding lease liability on the balance sheet for most leases. The guidance applied by a lessor under ASU No. 2016-02 is substantially similar to existing GAAP. ASU No. 2016-02, as amended, is effective for Sunlight in the fiscal year ended December 31, 2021. Early adoption is permitted. An entity should apply ASU No. 2016-02 by means of a modified retrospective transition method for all leases existing at, or entered into after, the date of initial application. Sunlight has identified the leases that it believes fall within the scope of ASU No. 2016-02 and evaluating their impact on its consolidated financial statements.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables

Sunlight recognizes receivables primarily related to (a) advances that Sunlight remits to contractors on a short-term basis to facilitate the installation of residential solar and home improvement equipment and (b) loans and loan participations. Loans and loan participations primarily include Sunlight’s undivided 5.0% participation and Indirect Channel Loans purchased from its Bank Partner. The following table summarizes Sunlight’s financing receivables and changes thereto:

	Advances(a)	Loans and Loan Participations(b)	Total
December 31, 2020
Amounts outstanding	$35,401	$6,351	$41,752
Unamortized discount	—	(893)	(893)
Allowance for credit losses	(121)	(125)	(246)
Carrying value	$35,280	$5,333	$40,613

December 31, 2019
Amounts outstanding	$17,523	$6,064	$23,587
Unamortized discount	—	(838)	(838)
Allowance for credit losses	(215)	(96)	(311)
Carrying value	$17,308	$5,130	$22,438

Allowance for Credit Losses
Balance ‒ December 31, 2018	$284	$90	$374
Provision for credit losses	(69)	794	725
Realized losses	—	(788)	(788)
Balance ‒ December 31, 2019	215	96	311
Provision for credit losses	(94)	1,444	1,350
Realized losses	—	(1,415)	(1,415)
Balance ‒ December 31, 2020	$121	$125	$246

Changes in Carrying Value
Balance ‒ December 31, 2018		$3,679	$3,679
Purchases, net(c)		3,019	3,019
Proceeds from principal repayments, net		(913)	(913)
Accretion of loan discount		139	139
Provision for credit losses		(794)	(794)
Balance ‒ December 31, 2019		5,130	5,130
Purchases, net(d)		2,839	2,839
Proceeds from principal repayments, net		(1,316)	(1,316)
Accretion of loan discount		124	124
Provision for credit losses		(1,444)	(1,444)
Balance ‒ December 31, 2020		$5,333	$5,333

____________

(a)      Represents short-term, advance payments made by Sunlight to certain contractors in anticipation of a project’s substantial completion.

(b)      Represents (i) Sunlight’s 5.0% participation interest in a pool of residential solar loans with an aggregate UPB of $6.0 million and $5.7 million at December 31, 2020 and 2019, respectively, and (ii) Indirect Channel Loans purchased by Sunlight with an aggregate UPB of $0.4 million and $0.4 million at December 31, 2020 and 2019, respectively. No loans or loan participations were individually evaluated for impairment at December 31, 2020 or 2019.

(c)      During the year ended December 31, 2019, Sunlight purchased (i) 5.0% participation interests in 1,838 loans with an aggregate UPB of $2.9 million as well as 42 Indirect Channel Loans with an aggregate UPB of $0.7 million.

(d)      During the year ended December 31, 2020, Sunlight purchased 5.0% participation interests in 1,007 loans with an aggregate UPB of $1.6 million as well as 49 Indirect Channel Loans with an aggregate UPB of $1.2 million.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

Advances — The following section presents certain characteristics of Sunlight’s advances.

Risk Ratings — As further described in Note 2, management evaluates Sunlight’s advances for impairment using risk ratings assigned on a scale of “1” (low risk) through “5” (higher risk). The following table allocates the advance amount outstanding based on Sunlight’s internal risk ratings:

	Total
Risk Tier(a)	Contractors	Amount Outstanding	% of Amount Outstanding
December 31, 2020
1 Low risk	78	$18,072	51.0%
2 Low-to-medium risk	56	16,700	47.2
3 Medium risk	4	604	1.7
4 Medium-to-high risk	—	—	—
5 Higher risk	3	25	0.1
	141	$35,401	100.0%
December 31, 2019
1 Low risk	50	$11,021	62.9%
2 Low-to-medium risk	31	5,803	33.1
3 Medium risk	4	663	3.8
4 Medium-to-high risk	—	—	—
5 Higher risk	1	36	0.2
	86	$17,523	100.0%

____________

(a)      At December 31, 2020 and 2019, the average risk rating of Sunlight’s advances was 1.5 (“low-to-medium risk”) and 1.4 (“low risk”), weighted by total advance amounts outstanding.

Delinquencies — The following table presents the payment status of advances held by Sunlight:

	Total
Payment Delinquency	Amount Outstanding	% of Amount Outstanding
December 31, 2020
Current	$29,132	82.3%
Less than 30 days	3,137	8.9
30 days	1,424	4.0
60 days	672	1.9
90+ days(a)	1,036	2.9
	$35,401	100.0%
December 31, 2019
Current	$15,703	89.6%
Less than 30 days	1,228	7.0
30 days	268	1.5
60 days	64	0.4
90+ days(a)	260	1.5
	$17,523	100.0%

____________

(a)      As further discussed in Note 2, Sunlight generally evaluates amounts delinquent for 90 days or more for impairment. Advances to contractors may remain outstanding as a result of operational and other reasons that are unrelated to the contractor’s creditworthiness. Sunlight assessed advances 90 days or more, along with other factors that included the contractor’s risk tier and historical loss experience, and established loss allowances of $0.1 million and $0.2 million at December 31, 2020 and 2019, respectively.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

Concentrations — The following table presents the concentration of advances, by counterparty:

	At December 31,
	2020		2019
Contractor	Amount Outstanding	% of Total	Amount Outstanding	% of Total
1	$10,429	29.5%	$7,041	40.2%
2	6,425	18.1	2,548	14.5
3	2,615	7.4	49	0.3
4	1,812	5.1	—	—
5	712	2.0	58	0.3
6	644	1.8	46	0.3
7	574	1.6	20	0.1
8	545	1.5	351	2.0
9	514	1.5	423	2.4
10	477	1.3	—	—
Other(a)	10,654	30.2	6,987	39.9
	$35,401	100.0%	$17,523	100.0%

____________

(a)      At December 31, 2020 and 2019, Sunlight recorded advances receivable from 131 and 76 counterparties not individually listed in the table above with average balances of $0.1 million and $0.1 million, respectively. At December 31, 2019, Sunlight recorded advances receivable from individual counterparties of $1.1 million, $0.9 million, $0.5 million, $0.4 million, and $0.3 million that represent the largest advance concentrations included in “Other,” based on the amount outstanding.

Loans and Loan Participations — The following section presents certain characteristics of Sunlight’s investments in loans and loan participations. Unless otherwise indicated, loan participation amounts are shown at Sunlight’s 5% interest in the underlying loan pool.

Delinquencies — The following table presents the payment status of loans and loan participations held by Sunlight:

	Loan Participations		Bank Partner Loans		Total
Payment Delinquency(a)	Loans	UPB	Loans	UPB	Loans	UPB	% of UPB
December 31, 2020
Current	4,409	$5,760	16	$319	4,425	$6,079	95.7%
Less than 30 days	116	174	—	—	116	174	2.7
30 days	22	38	1	23	23	61	1.0
60 days	7	11	—	—	7	11	0.2
90+ days	10	14	1	12	11	26	0.4
	4,564	$5,997	18	$354	4,582	$6,351	100.0%
December 31, 2019
Current	3,921	$5,462	12	$223	3,933	$5,685	93.8%
Less than 30 days	101	158	4	91	105	249	4.1
30 days	21	27	—	—	21	27	0.4
60 days	9	12	2	64	11	76	1.3
90+ days	9	15	1	12	10	27	0.4
	4,061	$5,674	19	$390	4,080	$6,064	100.0%

____________

(a)      As further described in Note 2, Sunlight places loans delinquent greater than 90 days on nonaccrual status. Such Loans had carrying values of $0.0 million and $0.0 million at December 31, 2020 and 2019, respectively. Sunlight does not consider the average carrying values and interest income recognized (including interest income recognized using a cash-basis method) material for the years ended December 31, 2020 and 2019.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

Loan Collateral Concentrations — The following table presents the UPB of Balance Sheet Loans, including Sunlight’s relevant participation percentage of the Indirect Channel Loans underlying the participation interests held by Sunlight, based upon the state in which the borrower lived at the time of loan origination:

	At December 31,
	2020		2019
State	UPB	% of Total	UPB	% of Total
Texas	$1,203	18.9%	$1,189	19.6%
California	1,111	17.5	1,153	19.0
Florida	555	8.7	520	8.6
New York	403	6.3	451	7.4
New Jersey	376	5.9	329	5.4
Arizona	312	4.9	297	4.9
Pennsylvania	274	4.3	292	4.8
South Carolina	234	3.7	235	3.9
Missouri	228	3.6	211	3.5
Massachusetts	223	3.5	184	3.0
Other(a)	1,432	22.7	1,203	19.9
	$6,351	100.0%	$6,064	100.0%

____________

(a)      Sunlight only participates in residential solar loans originated within the United States, including 31 and 27 states not individually listed in the table above, none of which individually amount to more than 2.7% and 2.5% of the UPB at December 31, 2020 and 2019, respectively.

Note 4. Derivatives

In January 2019, Sunlight entered into an agreement with its Bank Partner to arrange Loans for the purchase and installation of home improvements other than residential solar energy systems. The agreement (a) entitles Sunlight to cash flows collected from the portfolio of Loans held by its Bank Partner in excess of a contractual rate, based upon one-month LIBOR plus a fixed spread, and (b) requires Sunlight to pay its Bank Partner for portfolio cash flows below such contractual rate. This contractual arrangement incorporates interest rate and credit risks. Interest rate risk is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, as well as other factors. Credit risk includes the risk of default on Loans held by its Bank Partner that results from a borrower’s inability or unwillingness to make contractually required payments.

Sunlight’s derivative asset is recorded at fair value in the accompanying Consolidated Balance Sheets as follows:

		December 31,
	Balance Sheet Location	2020	2019
Contract derivative	Other assets	$1,435	$—

The following table summarizes notional amounts related to derivatives:

	December 31,
	2020	2019
Contract derivative(a)	$59,770	$—

____________

(a)      Represents the carrying value of Loans for the purchase and installation of home improvements other than residential solar energy systems held by Sunlight’s Bank Partner.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 4. Derivatives (cont.)

The following table summarizes all income recorded in relation to derivatives:

	For the Year Ended December 31,
	2020	2019
Change in fair value of contract derivative, net
Contract derivative	$1,435	$—
Realized gains on contract derivative, net
Contract derivative	103	—

Note 5. Debt Obligations

Debt consists of the following:

	At December 31,
	2020							2019
						Weighted Average
	Month Issued	Outstanding Face Amount	Carrying Value(a)	Maximum Facility Size(b)	Final Stated Maturity	Funding Cost(c)	Life (Years)	Carrying Value(a)
Revolving credit facility(d)	Nov 2017	$14,625	$14,625	$15,000	May 2021	6.4%	—	$11,811

____________

(a)      Excludes $0.0 million and $0.2 million of unamortized deferred financing costs on a revolving credit facility, included in “Other Assets” in the accompanying Consolidated Balance Sheets, at December 31, 2020 and 2019, respectively.

(b)      The maximum facility size includes a $0.3 million standby letter of credit.

(c)      Includes unamortized deferred financing costs, as a percentage of the outstanding face amount.

(d)      In March 2016, Sunlight entered into a Loan and Security Agreement with its lender (“Lender”). In May 2019, Sunlight and Lender amended and restated the agreement to provide Sunlight a $15.0 million revolving credit facility. Borrowings under the facility bear interest at a per annum rate equal to the sum of (i) a floating rate index and (ii) a fixed margin. Amounts borrowed under this facility are 100% recourse to Sunlight.

Sunlight’s debt obligations are subject to customary loan covenants and event of default provisions, including event of default provisions triggered by a failure to maintain specified unrestricted cash balances and maintaining capacity to fund Loans. Sunlight was in compliance with all of its debt covenants at December 31, 2020.

Activities — Activities related to the carrying value of Sunlight’s debt obligations were as follows:

Balance at December 31, 2018	$5,301
Borrowings	10,181
Repayments	(3,671)
Amortization of deferred financing costs(a)	—
Balance at December 31, 2019	11,811
Borrowings	8,713
Repayments	(5,899)
Amortization of deferred financing costs(a)	—
Balance at December 31, 2020	$14,625

____________

(a)      Excludes $0.1 million and $0.1 million amortization of deferred financing costs included in “Other Assets” in the accompanying Consolidated Balance Sheets for the years ended December 31, 2020 and 2019, respectively. Sunlight includes amortization of these costs within “Depreciation and Amortization” in the accompanying Consolidated Statements of Operations.

Maturities — At December 31, 2020, all of Sunlight’s debt obligations contractually mature in May 2021.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 6. Equity

Interests in Sunlight’s partnership equity consists of members’ preferred and subordinated units. Sunlight did not have a specific number of preferred or subordinated units authorized at December 31, 2020 or 2019, but retains the corporate authority to issue sufficient units to meet its obligations. In addition to its partnership equity, Sunlight has issued warrants, profits interests, and other economic interests as part of its long-term incentive plan.

Temporary Equity Activities — Activities related to interests in Sunlight’s partnership equity units considered temporary equity were as follows:

Month of Issuance	Class A-3 Units	Class A-2 Units	Class A-1 Units
Units at December 31, 2018	283,092	169,956	222,853
March 2019	10,122	6,077	7,968
June 2019	10,600	6,364	8,344
September 2019	11,104	6,666	8,741
December 2019	11,510	6,910	9,060
	43,336	26,017	34,113
Units at December 31, 2019	326,428	195,973	256,966
March 2020	11,768	7,065	9,264
June 2020	12,193	7,320	9,598
September 2020	12,771	7,667	10,053
December 2020	13,235	7,947	10,421
	49,967	29,999	39,336
Units at December 31, 2020	376,395	225,972	296,302

Preferred Units — The Class A-1, A-2 and A-3 Units (collectively, the “Class A Units”) are the most senior classes of equity units and represent convertible preferred securities that earn a preferred return. Sunlight’s board of directors can elect to pay this return in cash or by issuing additional Class A Units equal to 14.5%, on an annualized basis, of the members’ outstanding Class A Units (“Class A PIK Units”). If Sunlight’s board of directors elects to pay this return in cash, it would pay such in an amount equal to $12.50, $15.22, and $24.06 per unit per annum to the Class A-1 Units, Class A-2 Units, and Class A-3 Units, respectively. The Class A Units generally have a liquidation preference, relative to the Class B Units, equal to the dollar price paid per unit by the unit holders plus any unpaid preferred return. The Class A Units will automatically convert to Class B Units upon the earlier of (a) a qualified initial public offering of Sunlight’s equity or (b) at the election of the Class A Unit holders. In each case, the Class A Units will convert into the same number of Class B Units, subject to adjustment for unit splits or certain other circumstances affecting the number of Class A Units or Class B Units outstanding.

Subordinated Units — The Class B Units are a class of equity units subordinate to Class A Units with regard to liquidation, and Sunlight’s payment of the preferred return to the Class A Units, either in cash or Class A PIK Units, dilutes Class B Units’ interests in Sunlight’s equity. No Class B Units have been issued, redeemed, or cancelled during the years ended December 31, 2020 and 2019.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 6. Equity (cont.)

Warrants — At December 31, 2020, Sunlight has authorized Class A Units to cover the exercise of the following outstanding warrants on its partnership equity, all of which were exercisable beginning at the date of issuance:

		Exercise Price per Unit
Underlying Unit Class	Date of Issuance	Minimum	Maximum	Weighted Average(a)	Units
A-1(b)	Mar-16 – May-19	$78.09	$100.00	$83.58	2,393
A-2	Feb-18	297.99	455.52	360.29	12,491

____________

(a)      Aggregate amount payable to Sunlight upon exercise of warrant divided by underlying units deliverable to the warrant holder.

(b)      During the year ended December 31, 2019, Sunlight issued 1,793 Class A-1 warrants at an exercise price of $78.09 per Class A-1 Unit.

Refer to Notes 2 and 7 regarding the accounting treatment for warrants and the valuation thereof.

Other Interests — Sunlight has issued the following subordinated interests upon conversion of equity-based compensation awards at time of vest.

Class C Units — Sunlight has issued Class C Units that do not have voting rights or certain other equity-like features, are subordinate to the Class A Units and Class B Units, and will only receive distributions from Sunlight’s profits, based on the total number of outstanding units at such time, after Sunlight distributes the liquidation preference of Class A Units and a successful sale of Sunlight’s equity occurs at a price above the Threshold Equity Value specified in the equity award from which the Class C Unit converts.

LTIP Units — In February 2016, Sunlight established a program pursuant to which it expected to grant units to certain employees in a long-term incentive plan. In December 2017, Sunlight, at the direction of its board of directors, amended and restated its long-term incentive plan to provide clarity around certain items and to allow for the issuance of various classes of LTIP Units. All LTIP Units issued after February 2018 have been economically equivalent to corresponding classes of Class C units.

Equity-Based Compensation — Sunlight has granted the following outstanding Class C Units and LTIP Units awards (“Compensation Awards”) to certain employees and founders at December 31, 2020:

	Award Conditions		Units(a)
Award Class	Service(b)	Threshold Equity Value(c) (in millions)	Class C	LTIP	Total	Authorized
C-1 Units	4 years	$29.7	52,484	9,098	61,582	62,285
C-2 Units	4 years	87.0	8,878	9,015	17,893	19,440
C-2AD Units(d)	4 years	87.0	4,739	4,785	9,524	10,380
C-3 Units	5 years	165.0	82,700	26,068	108,768	150,000
C-3AD Units(d)	5 years	165.0	85,602	22,094	107,696	155,853
			234,403	71,060	305,463	397,958

____________

(a)      Net of fully vested awards.

(b)      Awards satisfy service-based award conditions ratably over the service period, starting on the one-year anniversary of the service inception date and monthly thereafter. Except for certain Class C-1 Unit and Class C-2 Unit awards, holders of Compensation Awards must also satisfy performance-based award conditions to vest in their award, which require Sunlight’s equity to exceed the respective Threshold Equity Value for such award. Sunlight expenses the grant-date fair value of certain Class C-1 Unit and Class C-2 Unit awards that do not require performance-based vesting requirements over the service vesting period as “Compensation and Benefits” in the accompanying Consolidated Statements of

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 6. Equity (cont.)

Operations using a “graded-vesting” method. During the year ended December 31, 2020, Sunlight expensed $0.0 million and $0.1 million for Class C Units and LTIP Units, respectively, and $0.1 million and $0.1 million for Class C Units and LTIP Units, respectively, during the year ended December 31, 2019.

(c)      Except for Class C-1 Units, the Threshold Equity Value increases in an amount equal to any equity capital raised after the date of each grant.

(d)      In addition to service- and performance-based award conditions, the vesting of Class C-2AD Unit and Class C-3AD Unit awards are contingent upon the PIK Vesting Requirement. At December 31, 2020, the following Class C Units and LTIP Units have not yet satisfied the PIK Vesting Requirement:

Award Class	Class C	LTIP	Total
C-2AD Units	—	1,268	1,268
C-3AD Units	48,701	13,731	62,432
	48,701	14,999	63,700

Compensation Unit Activities — Activities related to Sunlight’s equity-based compensation were as follows:

	Class C		LTIP
	Per Unit	Units	Per Unit	Units
December 31, 2018	$11.10	77,097	$34.72	21,514
Issued	16.12	167,097	13.91	49,095
Converted to Class C-1 Units	22.87	(3,846)	63.82	(1,791)
Converted to Class C-2 Units	11.12	(3,030)	11.12	(2,109)
Forfeited	—	—	15.23	(2,663)
December 31, 2019	14.45	237,318	19.54	64,046
Issued	23.62	1,205	23.62	14,678
Converted to Class C-1 Units	20.11	(1,095)	40.19	(1,607)
Converted to Class C-2 Units	11.12	(3,025)	17.36	(3,613)
Forfeited	—	—	18.61	(2,444)
December 31, 2020	14.51	234,403	20.06	71,060

Unrecognized Compensation Expense — At December 31, 2020, Sunlight has not yet recognized compensation expense for the following awards:

Vesting Condition	Weighted Average Recognition Period	Class C		LTIP
		Units	Amount	Units	Amount
Time-based service	0.7 yrs	1,694	$4	4,434	$32
Performance-based	n.a.	141,848	1,922	30,429	749
Multiple(a)	n.a.	90,861	1,459	36,197	593
		234,403	$3,385	71,060	$1,374

____________

(a)      Includes awards where vesting contingent upon at least two conditions: time-based service, performance-based conditions, and the PIK Vesting Requirement.

Refer to Notes 2 and 7 regarding the accounting treatment for compensation units and the valuation thereof.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 7. Fair Value Measurement

The carrying values and fair values of Sunlight’s assets and liabilities recorded at fair value on a recurring basis, as well as other financial instruments for which fair value is disclosed, at December 31, 2020 and 2019 were as follows:

	Principal Balance or Notional Amount	Carrying Value	Fair Value
			Level 1	Level 2	Level 3	Total
December 31, 2020
Assets:
Financing Receivables:
Loan participations, held-for-investment	$5,997	$5,029	$—	$—	$5,140	$5,140
Loans, held-for-investment	354	304	—	—	310	310
Cash and cash equivalents	49,583	49,583	49,583	—	—	49,583
Restricted cash	3,122	3,122	3,122	—	—	3,122
Contract derivative	59,770	1,435	—	—	1,435	1,435

Liabilities:
Debt	14,625	14,625	—	—	14,625	14,625
Warrants	4,700	5,643	—	—	5,643	5,643
Guarantee obligation	n.a.	839	—	—	839	839

December 31, 2019
Assets:
Financing Receivables:
Loan participations, held-for-investment	5,674	4,796	—	—	5,400	5,400
Loans, held-for-investment	390	334	—	—	340	340
Cash and cash equivalents	47,341	47,341	47,341	—	—	47,341
Restricted cash	4,315	4,315	4,315	—	—	4,315

Liabilities:
Debt	11,811	11,811	—	—	11,811	11,811
Warrants	4,700	133	—	—	133	133
Guarantee obligation	n.a.	75	—	—	75	75

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 7. Fair Value Measurement (cont.)

Sunlight’s assets and liabilities measured at fair value on a recurring basis using Level 3 inputs changed as follows:

	Assets	Liabilities
	Contract Derivative	Warrants
Balance ‒ December 31, 2018	$—	$19
Transfers(a)
Transfers to Level 3	—	—
Transfers from Level 3	—	—
Gains (losses) included in net income(b)
Included in change in fair value of warrant liabilities	—	114
Included in change in fair value of contract derivative, net	—	—
Included in realized gains on contract derivative, net	—	—
Payments, net	—	—
Balance ‒ December 31, 2019	—	133
Transfers(a)
Transfers to Level 3	—	—
Transfers from Level 3	—	—
Gains (losses) included in net income(b)
Included in change in fair value of warrant liabilities	—	5,510
Included in change in fair value of contract derivative, net	1,435	—
Included in realized gains on contract derivative, net	103	—
Payments, net	(103)	—
Balance ‒ December 31, 2020	$1,435	$5,643

____________

(a)      Transfers are assumed to occur at the beginning of the respective period.

(b)      Changes in the fair value of liabilities shown as losses included in net income.

Contract Derivative Valuation — Fair value estimates of Sunlight’s contract derivative are based on an internal pricing model that uses a discounted cash flow valuation technique, incorporates significant unobservable inputs, and includes assumptions that are inherently subjective and imprecise. Significant inputs used in the valuation include the expected cash flows from the financing and sale of applicable Indirect Channel Loans and discount rates that market participants would expect for the Indirect Channel Loans. Significant increases (decreases) in the discount rates in isolation would result in a significantly lower (higher) fair value measurement. The following significant assumptions were used to value Sunlight’s contract derivative:

	Discount Rate	Weighted Average Life (Years)
December 31, 2020	8.1%	0.3
December 31, 2019	n.a.	n.a.

Compensation Unit and Warrant Valuation — To determine the grant-date value of each Class C Unit and LTIP Unit granted during the years ended December 31, 2020 and 2019 as well as the fair value of warrants at December 31, 2020 and 2019, an independent third-party valuation firm (a) uses an income valuation approach to determine the fair value of Sunlight’s equity on a quarterly basis and (b) allocates that fair value to each class of interest in Sunlight’s equity and warrants thereon on a per unit basis using an option pricing method. Sunlight determines the grant-date fair value of an award using the value at the quarter-end closest to the grant date of the

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 7. Fair Value Measurement (cont.)

award. Significant increases (decreases) in the cost of equity, volatility, tax rate, and equity term in isolation would result in a significantly lower (higher) fair value measurement. The following significant assumptions were used to value Sunlight’s equity and warrants thereon, on a weighted-average basis:

	For the Year Ended December 31,
Assumption	2020	2019
Cost of equity	22.5%	32.5%
Volatility	46.0%	42.0%
Tax rate	26.0%	28.0%
Term	3.0 years	5.0 years

At December 31, 2020, Sunlight applied a hybrid probability-weighted expected return valuation method, which incorporated two scenarios: (a) a scenario using a market valuation approach that assumed Sunlight completed the business combination described in Note 10 and (b) a remain private scenario that used the aforementioned income valuation approach. The concluded fair value at December 31, 2020 reflects an adjustment for lack of marketability of 15.0%, and Sunlight considered the estimated probability of the completed business combination described in Note 10 of 60% was reasonable given Sunlight had entered into a non-binding agreement for the business combination, which was subject to substantial contingencies as well as the successful placement of equity by the acquirer to finance the business combination.

Note 8. Transactions with Affiliates and Affiliated Entities

Sunlight has entered into management and administrative agreements with the following equity members who also serve on Sunlight’s board of directors. Management believes that the arrangements represent market compensation for the related services.

FTV Management V, LLC (“FTV”) — In May 2018, Sunlight entered into a management agreement with FTV. Under the terms of the agreement, FTV will provide strategic financial services to Sunlight in exchange for a management fee of $50,000 per calendar quarter.

Hudson SL Portfolio Holdings LLC (“HSPH”) — In February 2018, Sunlight entered into the following agreements with HSPH, indirectly owned by members of Sunlight and SL Investor III LLC.

Forward Flow Agreement — HSPH agreed to purchase certain Indirect Channel Loans through June 2019. During the year ended December 31, 2019, HSPH purchased Indirect Channel Loans totaling $57.8 million of UPB for which Sunlight recognized platform fee revenue (Note 2).

Administrative Services Agreement — Sunlight agreed to provide certain services to Solar Loan Management LLC, an affiliate of Hudson Sustainable Investment Management, LLC and HSPH. These services generally include special servicing administration, ongoing accounting work, all calculations related to the purchase and financing of certain Loans under the forward flow agreement and the senior financing, and other services that would be expected of the sponsor of a securitized pool of loans. During the years ended December 31, 2020 and 2019, Sunlight was paid $0.2 million and $0.2 million, respectively, for such services.

Tiger Infrastructure Partners (“Tiger”) — In September 2015, Sunlight entered into a management agreement with Tiger. Under the terms of the agreement, Sunlight pays Tiger a management fee of $50,000 per calendar quarter for strategic financial services provided by Tiger to Sunlight. In addition to the management fee, Sunlight reimbursed $0.0 million and $0.1 million of expenses to Tiger during the years ended December 31, 2020 and 2019, respectively. At December 31, 2019, Sunlight owed $0.1 million of expense reimbursements, shown as “Due to Affiliate” in the accompanying Consolidated Balance Sheets, which Sunlight paid in full during the year ended December 31, 2020.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 9. Commitments and Contingencies

Sunlight was subject to the following commitments and contingencies at December 31, 2020.

Litigation — From time to time, Sunlight may be involved in various claims and legal actions arising in the ordinary course of business. Sunlight establishes an accrued liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable.

At December 31, 2020, Sunlight was not involved in any material legal proceedings regarding claims or legal actions against Sunlight.

Indemnifications — In the normal course of business, Sunlight enters into contracts that contain a variety of representations and warranties and that provide general indemnifications. Sunlight’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against Sunlight that have not yet occurred. However, based on Sunlight’s experience, Sunlight expects the risk of material loss to be remote.

Advances — Sunlight provides a contractually agreed upon percentage of cash to a contractor related to a Loan that has not yet been funded by either a Direct Channel Partner or its Bank Partner as well as amounts funded to contractors in anticipation of loan funding. At December 31, 2020, Sunlight has committed to advance up to $87.5 million for unfunded, approved Loans submitted by eligible contractors, of which Sunlight advanced $35.4 million included in “Advances” in the accompanying Consolidated Balance Sheets.

Funding Commitments — Pursuant to Sunlight’s contractual arrangements with contractors, Direct Channel Partners, and Bank Partner, the funding source periodically remits to Sunlight the cash related to Loans it has originated. Sunlight has committed to funding such amounts to the relevant contractor when certain milestones have been reached relating to the installation of residential solar system, or other home improvement equipment, underlying the consumer receivable. Any amounts retained by Sunlight in anticipation of an installation milestone being reached are included in “Funding Commitments” in the accompanying Consolidated Balance Sheets, totaling $18.4 million at December 31, 2020.

Bank Partner Guarantees — Sunlight is required to guarantee the performance of certain Indirect Channel Loans, which it is required to repurchase in the event Sunlight is unable to facilitate the sale of such loans. Upon repurchase, Sunlight may attempt to recover any contractual amounts owed by the borrower. For the year ended December 31, 2020, Sunlight had repurchased and written off 49 loans, totaling $1.1 million, from its Bank Partner, associated with this guarantee and recorded a liability presented within “Other Liabilities” in the accompanying Consolidated Balance Sheets, totaling $0.8 million and $0.1 million at December 31, 2020 and 2019, respectively. At December 31, 2020, the maximum potential amount of undiscounted future payments Sunlight could be required to make under the guarantee totaled $92.1 million.

Non-Cancelable Operating Leases — Sunlight’s non-cancelable operating leases consist of office space leases. Certain lease agreements include rent concessions and leasehold improvement incentives. In addition to base rentals, certain lease agreements are subject to escalation provisions and rent expense is recognized on a straight-line basis over the term of the lease agreement.

Sunlight Financial LLC
Notes to Consolidated Financial Statements

(dollars in tables in thousands, except unit and per unit data)

Note 9. Commitments and Contingencies (cont.)

At December 31, 2020, the approximate aggregate annual minimum future lease payments required on the operating leases are as follows:

2021	$1,099
2022	1,010
2023	680
2024	699
2025	335
Thereafter	—
$3,823

During the years ended December 31, 2020 and 2019, total lease expense was $1.1 million and $1.0 million, respectively, which Sunlight paid in full.

Note 10. Recent Activities

The following events occurred subsequent to December 31, 2020 through March 22, 2021, the date at which Sunlight’s Consolidated Financial Statements were available to be issued:

In January 2021, Sunlight distributed $4.5 million, $1.1 million, and $1.2 million in cash to holders of Class A-3, Class A-2, and Class A-1 Units, or $12.00, $4.80, and $3.94 per outstanding Class A-3, Class A-2, and Class A-1 Unit, respectively, as estimated tax distributions. The actual tax distribution amount required may materially differ from these estimates.

In January 2021, Sunlight and Spartan Acquisition Corp. II (NYSE: SPRQ) (“Spartan”), a publicly-traded special purpose acquisition company sponsored by funds managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO), announced that they have entered into a definitive agreement for a business combination that will, subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by that agreement (the “Transactions”), result in Sunlight becoming the operating subsidiary of a publicly listed company. Following the closing of the Transactions, the combined company will be organized in an “Up-C” structure, meaning that all of the material assets of the combined company will be held by Sunlight, and Spartan’s only material assets will be its equity interests in Sunlight.

In February 2021, Sunlight entered into a new program agreement with an Indirect Channel Loan Purchaser that provides for the purchase by such Indirect Channel Loan Purchaser to purchase up to $400 million of home improvement loans from Sunlight’s Bank Partner.

During the first quarter of 2020, the outbreak of a novel strain of coronavirus (COVID-19) has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. Depending on the severity and duration of the outbreak, the novel coronavirus could present material uncertainty and risk with respect to the Company, its performance, and its financial results.

Sunlight Financial LLC
Consolidated Balance SheetS
(dollars in thousands)

	March 31, 2021	December 31, 2020
	(Unaudited)
Assets
Cash and cash equivalents	$51,235	$49,583
Restricted cash	4,081	3,122
Advances (net of allowance for credit losses of $101 and $121)	32,529	35,280
Financing receivables (net of allowance for credit losses of $114 and $125)	5,065	5,333
Property and equipment, net	5,625	5,725
Due from affiliates	1,839	—
Other assets	4,418	7,030
Total assets	$104,792	$106,073

Liabilities, Temporary Equity, and Members’ Equity

Liabilities
Accounts payable and accrued expenses	$16,353	$15,782
Funding commitments	16,470	18,386
Debt	14,625	14,625
Distributions payable	765	7,522
Due to affiliates	1,732	—
Warrants, at fair value	8,257	5,643
Other liabilities	1,306	1,502
Total liabilities	59,508	63,460

Commitments and Contingencies

Temporary Equity
Preferred class A-3 unit members’ capital; 389,852 and 376,395 units authorized, issued, and outstanding as of March 31, 2021 and December 31, 2020, respectively	319,772	260,428
Preferred class A-2 unit members’ capital; 234,051 and 225,972 units authorized, issued, and outstanding as of March 31, 2021 and December 31, 2020, respectively	196,340	154,286
Preferred class A-1 unit members’ capital; 306,895 and 296,302 units authorized, issued, and outstanding as of March 31, 2021 and December 31, 2020, respectively	257,301	202,045
Common unit members’ capital; 78,717 and 78,717 units authorized, issued, and outstanding as of March 31, 2021 and December 31, 2020, respectively	59,836	47,757

Members’ Equity
Other ownership interests’ capital	1,450	1,439
Accumulated deficit	(789,415)	(623,342)
Total members’ equity	(787,965)	(621,903)
Total liabilities, temporary equity, and members’ equity	$104,792	$106,073

See notes to unaudited condensed consolidated financial statements.

Sunlight Financial LLC
UNAUDITED Consolidated StatementS of Operations
(dollars in thousands)

	For the Three Months Ended March 31,
	2021	2020
Revenue	$24,787	$13,073

Costs and Expenses
Cost of revenues (exclusive of items shown separately below)	4,854	2,947
Compensation and benefits	8,012	6,450
Selling, general, and administrative	1,916	1,280
Property and technology	1,208	983
Depreciation and amortization	809	803
Provision for losses	736	124
Management fees to affiliate	100	100
	17,635	12,687
Operating income	7,152	386

Other Income (Expense), Net
Interest income	141	157
Interest expense	(255)	(159)
Change in fair value of warrant liabilities	(2,614)	42
Change in fair value of contract derivatives, net	(856)	271
Realized gains on contract derivatives, net	2,267	32
Other income (expense)	412	(276)
Business combination expenses	(3,587)	—
	(4,492)	67
Net Income	$2,660	$453

See notes to unaudited condensed consolidated financial statements.

Sunlight Financial LLC
UNAUDITED Consolidated StatementS of Changes in Equity

(dollars in thousands)

	Units				Temporary Equity				Units	Members’ Equity
	Class A-3 Units	Class A-2 Units	Class A-1 Units	Common Units	Class A-3 Units	Class A-2 Units	Class A-1 Units	Common Units	Other Ownership Interests	Other Ownership Interests	Accumulated Deficit	Total Members’ Equity
Equity ‒ December 31, 2019	326,428	195,973	256,966	78,717	$76,519	$21,867	$27,042	$3,362	43,765	$1,313	$(90,718)	$(89,405)
Preferred distributions, paid in-kind	11,768	7,065	9,264	—	2,318	525	646	—	—	—	(3,489)	(3,489)
Change in temporary equity redemption value	—	—	—	—	(4,487)	(7,296)	(9,132)	(1,167)	—	—	22,082	22,082
Equity-based compensation	—	—	—	—	—	—	—	—	3,611	77	—	77
Net income	—	—	—	—	—	—	—	—	—	—	453	453
Equity ‒ March 31, 2020	338,196	203,038	266,230	78,717	$74,350	$15,096	$18,556	$2,195	47,376	$1,390	$(71,672)	$(70,282)

Equity ‒ December 31, 2020	376,395	225,972	296,302	78,717	$260,428	$154,286	$202,045	$47,757	53,105	$1,439	$(623,342)	$(621,903)
Preferred distributions, paid in-kind	13,457	8,079	10,593	—	11,037	6,778	8,882	—	—	—	(26,697)	(26,697)
Change in temporary equity redemption value	—	—	—	—	48,307	35,276	46,374	12,079	—	—	(142,036)	(142,036)
Equity-based compensation	—	—	—	—	—	—	—	—	1,762	11	—	11
Net income	—	—	—	—	—	—	—	—	—	—	2,660	2,660
Equity ‒ March 31, 2021	389,852	234,051	306,895	78,717	$319,772	$196,340	$257,301	$59,836	54,867	$1,450	$(789,415)	$(787,965)

See notes to unaudited condensed consolidated financial statements.

SUNLIGHT FINANCIAL LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the Three Months Ended March 31,
	2021	2020
Cash Flows From Operating Activities
Net income	$2,660	$453

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	835	830
Provision for losses	736	124
Change in fair value of warrant liabilities	2,614	(42)
Change in fair value of contract derivatives, net	856	(271)
Other expense (income)	(412)	276
Unit-based payment arrangements	11	77

Increase (decrease) in operating capital:
Decrease in advances	2,771	3,536
Increase in due from affiliates	(1,839)	—
Decrease in other assets	1,665	32
Increase (decrease) in accounts payable and accrued expenses	571	(1,385)
Decrease in funding commitments	(1,916)	(5,450)
Increase in due to affiliates	1,732	—
Increase in other liabilities	216	35
Net cash provided by (used in) operating activities	10,500	(1,785)

Cash Flows From Investing Activities
Return of investments in loan pool participation and loan principal repayments	419	274
Payments to acquire loans and participations in loan pools	(842)	(919)
Payments to acquire property and equipment	(709)	(865)
Net cash used in investing activities	(1,132)	(1,510)

Cash Flows From Financing Activities
Proceeds from borrowings under line of credit	—	1,635
Repayments of borrowings under line of credit	—	(5,280)
Payment of capital distributions	(6,757)	(1,987)
Net cash used in financing activities	(6,757)	(5,632)
Net Decrease in Cash, Cash Equivalents, and Restricted Cash	2,611	(8,927)
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	52,705	51,656
Cash, Cash Equivalents, and Restricted Cash, End of Period	$55,316	$42,729

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$229	$148

Noncash Investing and Financing Activities
Preferred dividends, paid in-kind	$26,697	$3,489
Change in temporary equity redemption value	142,036	(22,082)

See notes to unaudited condensed consolidated financial statements.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 1. Organization and Business

Sunlight Financial LLC (the “Company” or, together with its consolidated subsidiary, “Sunlight”) operates a technology-enabled financial services platform within the United States of America, using a nationwide network of contractors at the point-of-sale, to offer homeowners secured and unsecured loans (“Loans”), originated by third-party lenders, for the purchase and installation of residential solar energy systems and other home improvements. Sunlight was formed as a limited liability company on January 23, 2014 and began operations on September 11, 2015.

Business — Sunlight arranges for the origination of Loans by third-party lenders in two distinct ways:

Direct Channel Loans — Sunlight arranges for certain Loans (“Direct Channel Loans”) to be originated and retained by third parties (“Direct Channel Partners”). The Direct Channel Partners originate the Direct Channel Loans directly, using their own credit criteria. These Direct Channel Partners pay for Direct Channel Loans by remitting funds to Sunlight, and Sunlight is thereafter responsible for making the appropriate payments to the relevant contractor. Sunlight earns income from the difference between the cash amount paid by a Direct Channel Partner to Sunlight for a given Direct Channel Loan and the dollar amount due to the contractor for such Direct Channel Loan. Sunlight does not participate in the ongoing economics of the Direct Channel Loans and, generally, does not retain any obligations with respect thereto except for certain ongoing fee-based administrative services performed by Sunlight.

Indirect Channel Loans — Sunlight arranges for other Loans (“Indirect Channel Loans”) to be originated by Sunlight’s issuing bank partner (“Bank Partner”). Sunlight has entered into program agreements with its Bank Partner that govern the terms and conditions with respect to originating and servicing the Indirect Channel Loans and Sunlight pays its Bank Partner a fee based on the principal balance of Loans originated by Bank Partner. Sunlight’s Bank Partner funds these Loans by remitting funds to Sunlight, and Sunlight is thereafter responsible for making the appropriate payments to the relevant contractor. Sunlight arranges for the sale of certain Indirect Channel Loans, or participations therein, to third parties (“Indirect Channel Loan Purchasers”).

Business Combination — In January 2021, Sunlight and Spartan Acquisition Corp. II (NYSE: SPRQ) (“Spartan”), a publicly-traded special purpose acquisition company sponsored by funds managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO), entered into a definitive agreement for a business combination that will, subject to the satisfaction or waiver of the conditions to closing of the transactions contemplated by that agreement (the “Transactions”), result in Sunlight becoming the operating subsidiary of a publicly listed company. Following the closing of the Transactions, the combined company will be organized in an “Up-C” structure, meaning that all of the material assets of the combined company will be held by Sunlight, and Spartan’s only material assets will be its equity interests in Sunlight.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying unaudited condensed consolidated financial statements and related notes, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting, include the accounts of Sunlight and its consolidated subsidiary. In the opinion of management, all adjustments considered necessary for a fair presentation of Sunlight’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. All intercompany balances and transactions have been eliminated.

Certain information and footnote disclosures normally included in financial statements prepared under GAAP may be condensed or omitted for interim financial reporting, and the operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

These financial statements should be read in conjunction with Sunlight’s consolidated financial statements for the year ended December 31, 2020 and footnotes thereto included in Spartan’s registration statement on Form S-4 filed with the Securities and Exchange Commission on March 22, 2021. Capitalized terms used herein, and not otherwise defined, are defined in Sunlight’s consolidated financial statements for the year ended December 31, 2020.

Consolidation — Sunlight consolidates those entities over which it controls significant operating, financial, and investing decisions of the entity.

Segments — Sunlight operates through one operating and reportable segment, which reflects how the chief operating decision maker allocates resources and assess performance. Sunlight arranges for the origination of Loans by third-party lenders using a predominately single expense pool.

Risks and Uncertainties — In the normal course of business, Sunlight primarily encounters credit risk, which is the risk of default on Sunlight’s investments that results from a borrower’s or counterparty’s inability or unwillingness to make contractually required payments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes subjective estimates of pending loan originations and sales, which significantly impacts revenues, determinations of fair value, and estimates regarding loan performance, which impacts impairments and allowances for loan losses. Actual results may differ from those estimates.

Fair Value — GAAP requires the categorization of the fair value of financial instruments into three broad levels that form a hierarchy based on the transparency of inputs to the valuation.

Level	Measurement
1	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
2

Inputs are other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Sunlight follows this hierarchy for its financial instruments, with classifications based on the lowest level of input that is significant to the fair value measurement. The following summarizes Sunlight’s financial instruments hierarchy at March 31, 2021:

Level	Financial Instrument	Measurement
1	Cash and cash equivalents and restricted cash	Estimates of fair value are measured using observable, quoted market prices, or Level 1 inputs
3	Loans and loan participations, held-for-investment	Estimated fair value is generally determined by discounting the expected future cash flows using inputs such as discount rates.
	Contract derivative	Estimated fair value based upon discounted expected future cash flows arising from the contract.
	Warrants	Estimated fair value based upon quarterly valuation estimates of Sunlight’s equity, based upon fair value inputs provided by an independent valuation firm applied to Sunlight’s capital structure.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Valuation Process — On a quarterly basis, with assistance from an independent valuation firm, management estimates the fair value of Sunlight’s Level 3 financial instruments. Sunlight’s determination of fair value is based upon the best information available for a given circumstance and may incorporate assumptions that are management’s best estimates after consideration of a variety of internal and external factors. When an independent valuation firm expresses an opinion on the fair value of a financial instrument in the form of a range, management selects a value within the range provided by the independent valuation firm to assess the reasonableness of management’s estimated fair value for that financial instrument. At March 31, 2021, Sunlight’s valuation process for Level 3 measurements, as described below, were conducted internally or by an independent valuation firm and reviewed by management.

Valuation of Loans and Loan Participations — Management generally considers Sunlight’s loans and loan participations Level 3 assets in the fair value hierarchy as such assets are illiquid investments that are specific to the loan product, for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of each loan or loan participation categorized as a Level 3 asset.

Valuation of Contract Derivative — Management considers Sunlight’s contracts under which Sunlight (a) arranges Loans for the purchase and installation of home improvements other than residential solar energy systems (“Contract Derivative 1”) and (b) earns income from the prepayment of certain of those Loans sold to an Indirect Channel Loan Purchaser (“Contract Derivative 2”), both considered derivatives under GAAP, as a Level 3 assets in the fair value hierarchy as such assets represent bilateral, nontraded agreements for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of the contracts.

Valuation of Warrants — Management considers the warrants redeemable for Sunlight’s temporary equity as Level 3 liabilities in the fair value hierarchy as such liabilities are illiquid investments redeemable for illiquid partnership interests for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of Sunlight’s equity, which includes allocation of value to outstanding partnership interests as well as warrants thereon that Sunlight categorizes as a Level 3 liability.

Other Valuation Matters — For Level 3 financial assets acquired and financial liabilities assumed during the calendar month immediately preceding a quarter end that were conducted in an orderly transaction with an unrelated party, management generally believes that the transaction price provides the most observable indication of fair value given the illiquid nature of these financial instruments, unless management is aware of any circumstances that may cause a material change in the fair value through the remainder of the reporting period. For instance, significant changes in a counterparty’s intent or ability to make payments on a financial asset may cause material changes in the fair value of that financial asset.

See Note 7 for additional information regarding the valuation of Sunlight’s financial assets and liabilities.

Sales of Financial Assets and Financing Agreements — Sunlight will, from time to time, facilitate the sale of Indirect Channel Loans. In each case, the transferred loans are legally isolated from Sunlight and control of the transferred loans passes to the transferee, who may pledge or exchange the transferred asset without constraint of Sunlight. Sunlight neither recognizes any financial assets nor incurs any liabilities as a result of the sale, but does recognize revenue based upon the difference between proceeds received from the transferee and the proceeds paid to the transferor.

Balance Sheet Measurement

Cash and Cash Equivalents and Restricted Cash — Cash and cash equivalents consist of bank checking accounts and money market accounts. Sunlight considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Sunlight maintains cash in restricted accounts

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

pursuant to various lending agreements and considers other cash amounts restricted under certain agreements with other counterparties. Substantially all amounts on deposit with major financial institutions exceed insured limits. Cash and cash equivalents and restricted cash are carried at cost, which approximates fair value. Sunlight reported cash and cash equivalents and restricted cash in the following line items of its Consolidated Balance Sheets, which totals the aggregate amount presented in Sunlight’s Consolidated Statements of Cash Flows:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	$51,235	$49,583
Restricted cash and cash equivalents	4,081	3,122
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statement of Cash Flows	$55,316	$52,705

Financing Receivables — Sunlight records financing receivables for (a) advances that Sunlight remits to contractors on a short-term basis to facilitate the installation of residential solar systems and the construction or installation of other home improvement projects and (b) loans and loan participations.

Advances — In certain circumstances, Sunlight will provide a contractually agreed upon percentage of cash to a contractor related to a Loan that has not yet been funded by either a Direct Channel Partner or its Bank Partner as well as amounts funded to contractors in anticipation of loan funding. Such advances are generally repaid upon the earlier of (a) a specified number of days from the date of the advance outlined within the respective contractor contract or (b) the substantial installation of the residential solar system or the construction or installation of other home improvement projects. In either case, Sunlight will net such amounts advanced from payments otherwise due to the related contractor. Sunlight carries advances at the amount advanced, net of allowances for losses and charge-offs.

Loans and Loan Participations — Sunlight recognizes Indirect Channel Loans purchased from Sunlight’s Bank Partner as well as its 5.0% participation interests in Indirect Channel Loans as financing receivables held-for-investment based on management’s intent, and Sunlight’s ability, to hold those investments through the foreseeable future or contractual maturity. Financing receivables that are held-for-investment are carried at their aggregate outstanding face amount, net of applicable (a) unamortized acquisition premiums and discounts, (b) allowance for losses and (c) charge-offs or write-downs of impaired receivables. If management determines a loan or loan participation is impaired, management writes down the loan or loan participation through a charge to the provision for losses. See “— Impairment” for additional discussion regarding management’s determination for loan losses. Sunlight applies the interest method to amortize acquisition premiums and discounts or on a straight-line basis when it approximates the interest method. Sunlight did not acquire loans with deteriorated credit quality that were not charged-off upon purchase for the three months ended March 31, 2021 or 2020.

Impairment — Sunlight holds financing receivables that management evaluates for impairment indicators at least quarterly using information obtained at least annually. In conjunction with this review, management assesses such factors as historical losses, changes in the nature and volume of financing receivables, overall portfolio quality, and existing economic conditions that may affect the customer’s ability to pay. In certain cases, management assigns a risk rating based on certain aforementioned factors.

The evaluation of these indicators of impairment requires significant judgment by management to determine whether failure to collect contractual amounts is probable as well as in estimating the resulting loss allowance. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. These evaluations are inherently subjective, as they require material estimates and may be susceptible to significant change. Actual losses, if any, could materially differ from these estimates.

If management deems that it is probable that Sunlight will be unable to collect all amounts owed according to the contractual terms of a receivable, impairment of that receivable is indicated. Consistent with this definition, all receivables for which the accrual of interest has been discontinued (nonaccrual loans) are considered impaired.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

If management considers a receivable to be impaired, management establishes an allowance for losses through a valuation provision in earnings, which reduces the carrying value of the receivable to (a) the amounts management expect to collect, for receivables due within 90 days, or (b) the present value of expected future cash flows discounted at the receivable’s contractual effective rate. Impaired financing receivables are charged off against the allowance for losses when a financing receivable is more than 120 days past due or when management believes that collectability of the principal is remote, if earlier. Sunlight credits subsequent recoveries, if any, to the allowance when received.

At March 31, 2021 and December 31, 2020, Sunlight evaluated financing receivables collectively, based upon those financing receivables with similar characteristics. Sunlight individually evaluates nonaccrual loans with contractual balances of $50,000 or more and receivables whose terms have been modified in a troubled debt restructuring with contractual balances of $50,000 or more to establish specific allowances for such receivables, if required. Those financing receivables where impairment is indicated were evaluated individually for impairment, though such amounts were not material.

Advances — For advances made by Sunlight, management performs an evaluation of impairment indicators using financial information obtained from its counterparties and third parties as well as historical experience. Such indicators may include the borrower’s financial wherewithal and recent operating performance as well as macroeconomic trends. Management rates the potential for advance receivables by reviewing the counterparty. The counterparty is rated by overall risk tier on a scale of “1” through “5,” from less to greatest risk, which management reviews and updates on at least an annual basis. Counterparties may be granted advance approval within any overall risk tier, however tier “5” advance approvals are approved on an exception basis. A subset category of the overall risk tier is the financial risk of the counterparty. As with the overall risk tier, counterparties may be granted advance approval within any financial risk tier; however financial risk tier “5” advance approvals are approved on an exception basis. As part of that approval, management will set an individual counterparty advance dollar limit, which cannot be exceeded prior to additional review and approval. The overall risk tiers are defined as follows:

1	Low Risk

The counterparty has demonstrated low risk characteristics. The counterparty is a well-established company within the applicable industry, with low commercial credit risk, excellent reputational risk (e.g. online ratings, low complaint levels), and an excellent financial risk assessment.

2	Low-to-Medium Risk

The counterparty has demonstrated low to medium risk characteristics. The counterparty is a well-established company within the applicable industry, with low to medium commercial credit risk, excellent to above average reputational risk (e.g. online ratings, lower complaint levels), and/or an excellent to above average financial risk assessment.

3	Medium Risk

The counterparty has demonstrated medium risk characteristics. The counterparty may be a less established company within the applicable industry than risk tier “1” or “2”, with medium commercial credit risk, excellent to average reputational risk (e.g., online ratings, average complaint levels), and/or an excellent to average financial risk assessment.

4	Medium-to-High Risk

The counterparty has demonstrated medium to high risk characteristics. The counterparty is likely to be a less established company within the applicable industry than risk tiers “1” through “3,” with medium to high commercial credit risk, excellent to below average reputational risk (e.g. online ratings, higher complaint levels), and/or an excellent to below average financial risk assessment.

5	Higher Risk

The counterparty has demonstrated higher risk characteristics. The counterparty is a less established company within the applicable industry, with higher commercial credit risk, and/or below average reputational risk (e.g. online ratings, higher complaint levels), and/or below average financial risk assessment. Tier “5” advance approvals will be approved on an exception basis.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Loans and Loan Participations, Held-For-Investment — Sunlight aggregates performing loans and loan participations into pools for the evaluation of impairment based on like characteristics, such as loan type and acquisition date. Pools of loans are evaluated based on criteria such as an analysis of borrower performance, credit ratings of borrowers, and historical trends in defaults and loss severities for the type and seasoning of loans and loan participations under evaluation.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

		Carrying Value
Asset Category	Estimated Useful Life, in Years	March 31, 2021	December 31, 2020
Furniture, fixtures, and equipment	7 years	$555	$555
Computer hardware	5 years	924	868
Computer software(a)	1-3 years	12,626	11,973
Leasehold improvements	Shorter of life of improvement or lease term	421	421
		14,526	13,817
Accumulated amortization and depreciation(b)(c)		(8,901)	(8,092)
		$5,625	$5,725

____________

(a)      Amounts include $12.4 million and $11.8 million of capitalized internally developed software costs at March 31, 2021 and December 31, 2020, respectively.

(b)      Amounts include $8.0 million and $7.2 million of accumulated amortization for capitalized internally developed software costs at March 31, 2021 and December 31, 2020, respectively.

(c)      For the three months ended March 31, 2021 and 2020, respectively, $0.7 million and $0.7 million of the $0.8 million and $0.8 million total amortization and depreciation expense on property and equipment consisted of amortized capitalized internally developed software costs. At March 31, 2021, the approximate aggregate annual amortization expense for capitalized internally developed software costs are as follows:

April 1 through December 31, 2022	$1,917
2023	1,734
2024	774
2025	37
2026	—
Thereafter	—
$4,462

Funding Commitments — Pursuant to Sunlight’s contractual arrangements with its Bank Partner, Direct Channel Partners, and contractors, each of Sunlight’s Direct Channel Partners and its Bank Partner periodically remits to Sunlight the cash related to loans the funding source has originated. Sunlight has committed to funding such amounts, less any amounts Sunlight is entitled to retain, to the relevant contractor when certain milestones relating to the installation of residential solar system or the construction of installation of other home improvement projects underlying the consumer receivable have been reached. Sunlight presents any amounts that Sunlight retains in anticipation of a contractor completing an installation milestone as “Funding Commitments” on the accompanying Consolidated Balance Sheets, which totaled $16.5 million and $18.4 million at March 31, 2021 and December 31, 2020, respectively.

Guarantees — Sunlight records a liability for the guarantees it makes for certain Indirect Channel Loans if it determines that it is probable that it will have to repurchase those loans, in an amount based on the likelihood of such repurchase and the loss, if any, Sunlight expects to incur in connection with its repurchase of a Bank Partner Loan that may have experienced credit deterioration since the time of the loan’s origination.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Distributions Payable — Sunlight accrues for estimated tax payments to holders of its temporary and members’ equity when earned in accordance with Sunlight’s organizational agreements. In December 2020, Sunlight accrued $1.3 million, $1.2 million, and $5.0 million, or $4.38, $5.33, and $13.34 per unit, payable to Class A-1, A-2, and A-3 Units, respectively. Sunlight recorded such estimated tax payments in “Distributions Payable” on the accompanying Consolidated Balance Sheet at December 31, 2020, of which $6.8 million was subsequently paid in January 2021. The actual tax distribution amount required may materially differ from these estimates.

Other Assets and Accounts Payable, Accrued Expenses, and Other Liabilities — At each of March 31, 2021 and December 31, 2020, (a) other assets included Sunlight’s contract derivatives, prepaid expenses, accounts receivable, deferred finance costs, and interest receivable, and (b) accounts payable, accrued expenses, and other liabilities included Sunlight’s guarantee liability, accrued compensation, deferred rent, and other payables.

Temporary Equity — Holders of Preferred and Subordinated Units issued by Sunlight (Note 6) may redeem their interests under certain circumstances that are outside of Sunlight’s control. Sunlight presents these interests as temporary equity and adjusts the carrying value of such interests to their redemption values quarterly, with an offset to “Accumulated Deficit” in Sunlight’s Consolidated Balance Sheets. For each interest, Sunlight determines the redemption value at the lesser of its (i) fair value, based upon valuation estimates determined by management with assistance of an independent valuation firm, and (ii) partnership capital account balance, unless such capital account balance is less than net contributions.

Income Recognition

Revenue Recognition — Sunlight recognizes revenue from (a) platform fees on the Direct Channel Loans when the Direct Channel Partner funds the Loans and on the Indirect Channel Loans when the Indirect Channel Loan Purchaser buys the Loans from the balance sheet of Sunlight’s Bank Partner and (b) loan monitoring and administration services on a monthly basis as Sunlight provides such services for that month. Sunlight’s contracts include the following groups of similar services, which do not include any significant financing components:

	For the Three Months Ended March 31,
	2021	2020
Platform fees, net(a)	$23,662	$12,483
Other revenues(b)	1,125	590
Total revenue	$24,787	$13,073

____________

(a)      Amounts presented net of variable consideration in the form of rebates to certain contractors.

(b)      Includes monitoring, administration, and other ancillary fees Sunlight earns that are incidental to its primary operations. Sunlight earned $0.1 million and $0.1 million in administrative fees from an affiliate for the three months ended March 31, 2021 and 2020, respectively. (Note 8)

Platform Fees, Net — Sunlight arranges Loans for the purchase and installation of residential solar energy systems on behalf of its Direct Channel Partners, Bank Partner, and Indirect Channel Loan Purchasers. As agent, Sunlight presents platform fees on a net basis at the time that Direct Channel Partners or Indirect Channel Loan Purchasers obtain control of the service provided to facilitate their origination or purchase of a Loan, which is no earlier than when Sunlight delivers loan documentation to the customer. Sunlight wholly satisfies its performance obligation to Direct Channel Partners, Bank Partner, and Indirect Channel Loan Purchasers, as it relates to such platform fees, upon origination or purchase of a Loan. Sunlight considers rebates offered by Sunlight to certain contractors in exchange for volume commitments as variable components to transaction prices; such variability resolves upon the contractor’s satisfaction of their volume commitment.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

The contracts under which Sunlight (a) arranges Loans for the purchase and installation of home improvements other than residential solar energy systems and (b) earns income from the prepayment of certain of those Loans sold to an Indirect Channel Loan Purchaser are considered derivatives under GAAP. As such, Sunlight’s revenues exclude the platform fees that Sunlight earns in connection with these contracts. Instead, Sunlight records realized gains on the derivatives within “Realized Gains on Contract Derivative, Net” in the accompanying Consolidated Statements of Operations. Sunlight realized gains of $2.3 million and $0.0 million for the three months ended March 31, 2021 and 2020, respectively, in connection with these contracts (Note 4).

Other Revenues — Sunlight provides monthly services in connection with the monitoring and administration of Loans originated by certain Direct Channel Partners, Bank Partner, and an Indirect Channel Loan Purchaser. Such services may include the reporting of loan performance information, administration of servicing performed by third parties, and monitoring the performance of solar energy systems.

Interest Income — Loans where management expects to collect all contractually required principal and interest payments are considered performing loans. Sunlight accrues interest income on performing loans based on the unpaid principal balance (“UPB”) and contractual terms of the loan. Interest income also includes discounts associated with the loans purchased as a yield adjustment using the effective interest method over the loan term. Sunlight expenses direct loan acquisition costs for loans acquired by Sunlight as incurred. Sunlight does not accrue interest on loans placed on non-accrual status or on loans where the collectability of the principal or interest of the loan are deemed uncertain.

Loans are considered past due or delinquent if the required principal and interest payments have not been received as of the date such payments are due. Generally, loans, including impaired loans, are placed on non-accrual status when (i) either principal or interest payments are 90 days or more past due based on contractual terms or (ii) an individual analysis of a borrower’s creditworthiness indicates a loan should be placed on non-accrual status. When a loan owned by Sunlight (each, a “Balance Sheet Loan”) is placed on non-accrual status, Sunlight ceases to recognize interest income on the loans and reverses previously accrued and unpaid interest, if any. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income may only be recorded on a cash basis after recovery of principal is reasonably assured. Sunlight may return a loan to accrual status when repayment of principal and interest is reasonably assured under the terms of the restructured loan. Advances are created at par and do not bear, and therefore do not accrue, interest income.

Expense Recognition

Cost of Revenues — Sunlight’s cost of revenues includes the aggregate costs of the services that Sunlight performs to satisfy its contractual performance obligations to customers as well as variable consideration that Sunlight pays for its fee revenue, which do not meet the criteria necessary for netting against gross revenues.

Sunlight Rewards™ Program — The Sunlight Rewards™ Program is a proprietary loyalty program that Sunlight offers to salespeople selling residential solar systems for Sunlight’s network of contractors. Sunlight records a contingent liability using the estimated incremental cost of each point based upon the points earned, the redemption value, and an estimate of probability of redemption consistent with Sunlight’s historical redemption experience under the program. When a salesperson redeems points from Sunlight’s third-party loyalty program vendor, Sunlight pays the stated redemption value of the points redeemed to the vendor.

Compensation and Benefits — Management expenses salaries, benefits, and equity-based compensation as services are provided. “Compensation and Benefits” in the accompanying Consolidated Statements of Operations includes expenses not otherwise included in Sunlight’s cost of revenues, such as compensation costs associated with information technology, sales and marketing, product management, and overhead.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Equity-Based Compensation — Sunlight has granted equity-based compensation awards that vest contingent upon one or more of the following conditions: (a) time-based service, (b) performance conditions based upon Sunlight’s equity value, as determined by Sunlight’s board or directors or a qualifying sale of Sunlight’s equity, achieving certain contractual thresholds (“Threshold Equity Value”), and (c) whether Sunlight issues Class A Units in-kind to satisfy the preferred return on Class A Units during the award’s vesting period until May 25, 2023 (“PIK Vesting Requirement”). Sunlight generally expenses the grant-date fair value of these equity-based compensation awards using the following methods, recognizing forfeitures as they occur, based upon the following vesting contingencies:

Time-Based Service — Sunlight expenses awards that only require time-based service conditions ratably over the required service period, or immediately if there is no required service period.

Performance-Based Conditions — Sunlight expenses awards in the period in which (a) it is probable that the performance-based condition is satisfied and (b) the award has satisfied other vesting conditions. For equity-based compensation awards in the form of Class C Units or long-term incentive plan units (“LTIP Units”) (Note 6), vesting will generally occur upon a qualifying sale of Sunlight’s equity.

PIK Vesting Requirement — Sunlight awarded equity-based compensation in the form of anti-dilution units. Such awards vest in an amount generally proportionate to the dilution of related Class C Units or LTIP Units that result from the issuance of additional Class A Units. Sunlight expenses awards in the period in which (a) dilution of related Class C Units or LTIP Units would otherwise occur and (b) the award has satisfied other vesting conditions.

Selling, General, and Administrative — Management expenses selling, general, and administrative costs, including legal, audit, and other professional service fees; travel and entertainment; and insurance premiums as incurred.

Property and Technology — Management expenses rent, information technology and telecommunication services, and non-capitalizable costs to internally develop software as incurred.

Income Taxes — Sunlight is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of Sunlight passed through to its members. As such, no recognition of federal or state income taxes for Sunlight or its subsidiaries that are organized as limited liability companies have been recognized by Sunlight.

In accordance with the operating agreement of Sunlight Financial LLC, to the extent possible without impairing the Company’s ability to continue to conduct its business and activities, and in order to permit its member to pay taxes on the taxable income of the Company, Sunlight Financial LLC is required to make distributions to the member in the amount equal to the estimated tax liability of the member computed as if the member paid income tax at the highest marginal federal and state rate applicable to a corporate entity or individual resident in New York, New York to the extent Sunlight’s operations generate taxable income for the applicable member. Sunlight did not declare any distributions for the three months ended March 31, 2021 and 2020, respectively.

At March 31, 2021 and December 31, 2020, Sunlight did not have any material deferred tax assets or liabilities arising from future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in accordance with GAAP and their respective tax bases.

Sunlight recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes in Sunlight’s Consolidated Statements of Operations. At March 31, 2021 and December 31, 2020, Sunlight did not have any material uncertain tax positions. Any uncertain tax position taken by any of Sunlight’s members is not an uncertain tax position of Sunlight.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements Issued, But Not Yet Adopted

The Financial Accounting Standards Board (“FASB”) has issued the following Accounting Standard Updates (“ASUs”) that may materially impact Sunlight’s financial position and results of operations, or may impact the preparation of, but not materially affect, Sunlight’s consolidated financial statements.

As an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended ( “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Sunlight is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Unless otherwise stated, Sunlight elected to adopt recent accounting pronouncements using the extended transition period applicable to private companies.

ASU No. 2020-06 Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity — In August 2020, the FASB issued ASU No. 2020-06, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and simplifies the diluted earnings per share calculations. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. Sunlight is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

ASU No. 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting — In March 2020, the FASB issued ASU No. 2020-04, which provides optional expedients for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective for all entities as of March 12, 2020 through December 31, 2022. An entity can elect to apply the amendments as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to that date that the financial statements are available to be issued. Sunlight is currently evaluating the impact of the adoption of ASU 2020-04, as updated by ASU 2021-01 Reference Rate Reform (Topic 848): Scope, on its consolidated financial statements.

ASU No. 2018-15 Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract — In August 2018, the FASB issued ASU No. 2018-15 to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU No. 2018-15 can be applied either retrospectively or prospectively, and it is effective for Sunlight for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption, including adoption in an interim period, is permitted. Sunlight is currently evaluating the impact of the adoption of ASU 2018-15 on its consolidated financial statements.

ASU No. 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments — The FASB issued ASU No. 2016-13 in June 2016. The standard amends the existing credit loss model to reflect a reporting entity’s current estimate of all expected credit losses and requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at a net amount expected to be collected through deduction of an allowance for credit losses from the amortized cost basis of the financial

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 2. Summary of Significant Accounting Policies (cont.)

asset(s). ASU No. 2016-13, as amended, is effective for Sunlight in the fiscal year ended December 31, 2023. Early adoption was permitted beginning in the first quarter of 2018. With limited exceptions, an entity should apply ASU No. 2016-13 by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Sunlight is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

ASU No. 2016-02 Leases — In February 2016, FASB issued ASU No. 2016-02. The standard requires that lessees recognize a right-of-use asset and corresponding lease liability on the balance sheet for most leases. The guidance applied by a lessor under ASU No. 2016-02 is substantially similar to existing GAAP. ASU No. 2016-02, as amended, is effective for Sunlight for the fiscal year ended December 31, 2021. Early adoption is permitted. An entity should apply ASU No. 2016-02 by means of a modified retrospective transition method for all leases existing at, or entered into after, the date of initial application. Sunlight has identified the leases that it believes fall within the scope of ASU No. 2016-02 and evaluating their impact on its consolidated financial statements.

Note 3. Financing Receivables

Sunlight recognizes receivables primarily related to (a) advances that Sunlight remits to contractors on a short-term basis to facilitate the installation of residential solar and home improvement equipment and (b) loans and loan participations. Loans and loan participations primarily include Sunlight’s undivided 5.0% participation and Indirect Channel Loans purchased from its Bank Partner. The following table summarizes Sunlight’s financing receivables and changes thereto:

	Advances(a)	Loans and Loan Participations(b)	Total
March 31, 2021
Amounts outstanding	$32,630	$6,013	$38,643
Unamortized discount	—	(834)	(834)
Allowance for credit losses	(101)	(114)	(215)
Carrying value	$32,529	$5,065	$37,594
December 31, 2020
Amounts outstanding	$35,401	$6,351	$41,752
Unamortized discount	—	(893)	(893)
Allowance for credit losses	(121)	(125)	(246)
Carrying value	$35,280	$5,333	$40,613

Allowance for Credit Losses
Balance ‒ December 31, 2019	$215	$96	$311
Provision for credit losses	(136)	260	124
Realized losses	—	(291)	(291)
Balance ‒ March 31, 2020	$79	$65	$144

Balance ‒ December 31, 2020	$121	$125	$246
Provision for credit losses	(20)	756	736
Realized losses	—	(767)	(767)
Balance ‒ March 31, 2021	$101	$114	$215

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

	Advances(a)	Loans and Loan Participations(b)	Total
Changes in Carrying Value
Balance ‒ December 31, 2019		$5,130	$5,130
Purchases, net(c)		919	919
Proceeds from principal repayments, net		(274)	(274)
Accretion of loan discount		62	62
Provision for credit losses		(260)	(260)
Balance ‒ March 31, 2020		$5,577	$5,577

Balance ‒ December 31, 2020		$5,333	$5,333
Purchases, net(d)		842	842
Proceeds from principal repayments, net		(419)	(419)
Accretion of loan discount		65	65
Provision for credit losses		(756)	(756)
Balance ‒ March 31, 2021		$5,065	$5,065

____________

(a)      Represents short-term, advance payments made by Sunlight to certain contractors in anticipation of a project’s substantial completion.

(b)      Represents (i) Sunlight’s 5.0% participation interest in a pool of residential solar loans with an aggregate UPB of $5.7 million and $6.0 million at March 31, 2021 and December 31, 2020, respectively, and (ii) Indirect Channel Loans purchased by Sunlight with an aggregate UPB of $0.4 million and $0.4 million at March 31, 2021 and December 31, 2020, respectively. No loans or loan participations were individually evaluated for impairment at March 31, 2021 or December 31, 2020.

(c)      During the three months ended March 31, 2020, Sunlight purchased (i) 5.0% participation interests in 436 loans with an aggregate UPB of $0.7 million as well as 14 Indirect Channel Loans with an aggregate UPB of $0.3 million.

(d)      During the three months ended March 31, 2021, Sunlight purchased 5.0% participation interests in 54 loans with an aggregate UPB of $0.1 million as well as 34 Indirect Channel Loans with an aggregate UPB of $0.8 million.

Advances — The following section presents certain characteristics of Sunlight’s advances.

Risk Ratings — As further described in Note 2, management evaluates Sunlight’s advances for impairment using risk ratings assigned on a scale of “1” (low risk) through “5” (higher risk). The following table allocates the advance amount outstanding based on Sunlight’s internal risk ratings:

	Total
Risk Tier(a)	Contractors	Amount Outstanding	% of Amount Outstanding
March 31, 2021
1 Low risk	60	$14,885	45.6%
2 Low-to-medium risk	54	17,399	53.3
3 Medium risk	5	332	1.0
4 Medium-to-high risk	—	—	—
5 Higher risk	1	14	0.1
	120	$32,630	100.0%

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

	Total
Risk Tier(a)	Contractors	Amount Outstanding	% of Amount Outstanding
December 31, 2020
1 Low risk	78	$18,072	51.0%
2 Low-to-medium risk	56	16,700	47.2
3 Medium risk	4	604	1.7
4 Medium-to-high risk	—	—	—
5 Higher risk	3	25	0.1
	141	$35,401	100.0%

____________

(a)      At March 31, 2021 and December 31, 2020, the average risk rating of Sunlight’s advances was 1.6 (“low-to-medium risk”) and 1.5 (“low-to-medium risk”), weighted by total advance amounts outstanding.

Delinquencies — The following table presents the payment status of advances held by Sunlight:

	Total
Payment Delinquency	Amount Outstanding	% of Amount Outstanding
March 31, 2021
Current	$29,782	91.3%
Less than 30 days	1,763	5.4
30 days	356	1.1
60 days	173	0.5
90+ days(a)	556	1.7
	$32,630	100.0%
December 31, 2020
Current	$29,132	82.3%
Less than 30 days	3,137	8.9
30 days	1,424	4.0
60 days	672	1.9
90+ days(a)	1,036	2.9
	$35,401	100.0%

____________

(a)      As further discussed in Note 2, Sunlight generally evaluates amounts delinquent for 90 days or more for impairment. Advances to contractors may remain outstanding as a result of operational and other reasons that are unrelated to the contractor’s creditworthiness. Sunlight assessed advances 90 days or more, along with other factors that included the contractor’s risk tier and historical loss experience, and established loss allowances of $0.1 million and $0.1 million at March 31, 2021 and December 31, 2020, respectively.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

Concentrations — The following table presents the concentration of advances, by counterparty:

	At March 31, 2021		At December 31, 2020
Contractor	Amount Outstanding	% of Total	Amount Outstanding	% of Total
1	$8,040	24.6%	$10,429	29.5%
2	6,497	19.9	6,425	18.1
3	4,140	12.7	1,812	5.1
4	2,219	6.8	141	0.4
5	888	2.7	295	0.8
6	690	2.1	437	1.2
7	487	1.5	2,615	7.4
8	484	1.5	141	0.4
9	482	1.5	—	—
10	432	1.3	574	1.6
Other(a)	8,271	25.4	12,532	35.5
	$32,630	100.0%	$35,401	100.0%

____________

(a)       At March 31, 2021 and December 31, 2020, Sunlight recorded advances receivable from 110 and 131 counterparties not individually listed in the table above with average balances of $0.1 million and $0.1 million, respectively. At December 31, 2020, Sunlight recorded advances receivable from individual counterparties of $0.7 million, $0.6 million, $0.5 million, $0.5 million, and $0.5 million that represent the largest advance concentrations included in “Other,” based on the amount outstanding.

Loans and Loan Participations — The following section presents certain characteristics of Sunlight’s investments in loans and loan participations. Unless otherwise indicated, loan participation amounts are shown at Sunlight’s 5% interest in the underlying loan pool.

Delinquencies — The following table presents the payment status of loans and loan participations held by Sunlight:

	Loan Participations		Bank Partner Loans		Total
Payment Delinquency(a)	Loans	UPB	Loans	UPB	Loans	UPB	% of UPB
March 31, 2021
Current	4,286	$5,475	16	$316	4,302	$5,791	96.3%
Less than 30 days	111	155	—	—	111	155	2.6
30 days	9	15	1	12	10	27	0.4
60 days	7	11	1	23	8	34	0.6
90+ days	4	6	—	—	4	6	0.1
	4,417	$5,662	18	$351	4,435	$6,013	100.0%
December 31, 2020
Current	4,409	$5,760	16	$319	4,425	$6,079	95.7%
Less than 30 days	116	174	—	—	116	174	2.7
30 days	22	38	1	23	23	61	1.0
60 days	7	11	—	—	7	11	0.2
90+ days	10	14	1	12	11	26	0.4
	4,564	$5,997	18	$354	4,582	$6,351	100.0%

____________

(a)      As further described in Note 2, Sunlight places loans delinquent greater than 90 days on nonaccrual status. Such Loans had carrying values of $0.0 million and $0.0 million at March 31, 2021 and December 31, 2020, respectively. Sunlight does not consider the average carrying values and interest income recognized (including interest income recognized using a cash-basis method) material for the three months ended March 31, 2021 and 2020.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 3. Financing Receivables (cont.)

Loan Collateral Concentrations — The following table presents the UPB of Balance Sheet Loans, including Sunlight’s relevant participation percentage of the Indirect Channel Loans underlying the participation interests held by Sunlight, based upon the state in which the borrower lived at the time of loan origination:

	At March 31, 2021		At December 31, 2020
State	UPB	% of Total	UPB	% of Total
Texas	$1,136	18.9%	$1,203	18.9%
California	1,054	17.5	1,111	17.5
Florida	526	8.7	555	8.7
New York	379	6.3	403	6.3
New Jersey	364	6.1	376	5.9
Arizona	282	4.7	312	4.9
Pennsylvania	255	4.2	274	4.3
Massachusetts	225	3.7	223	3.5
South Carolina	218	3.6	234	3.7
Missouri	218	3.6	228	3.6
Other(a)	1,356	22.7	1,432	22.7
	$6,013	100.0%	$6,351	100.0%

____________

(a)      Sunlight only participates in residential solar loans originated within the United States, including 31 and 31 states not individually listed in the table above, none of which individually amount to more than 2.6% and 2.7% of the UPB at March 31, 2021 and December 31, 2020, respectively.

Note 4. Derivatives

Sunlight has entered into two agreements considered derivatives under GAAP that are subject to interest rate, credit, and/ or prepayment risks. Interest rate risk is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, as well as other factors. Credit risk include a borrower’s inability or unwillingness to make contractually required payments. Prepayment risk includes a borrower’s payment, or lack of payment, of contractual Loan amounts prior to the date such amounts are contractually due.

In January 2019, Sunlight entered into an agreement with its Bank Partner to arrange Loans for the purchase and installation of home improvements other than residential solar energy systems. The agreement (a) entitles Sunlight to cash flows collected from the portfolio of Loans held by its Bank Partner in excess of a contractual rate, based upon one-month LIBOR plus a fixed spread, and (b) requires Sunlight to pay its Bank Partner for portfolio cash flows below such contractual rate. This contractual arrangement incorporates interest rate and credit risks related to the risk of default on Loans held by its Bank Partner that results from a borrower’s inability or unwillingness to make contractually required payments.

In February 2021, Sunlight entered into an agreement with an Indirect Channel Loan Purchaser to purchase Loans for the installation of home improvements other than residential solar energy systems. As part of that agreement, Sunlight is entitled to additional sale proceeds upon the prepayment of certain Indirect Channel Loans sold. This contractual arrangement incorporates prepayment risk related to Loan prepayment rates below Sunlight’s expectations.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 4. Derivatives (cont.)

Sunlight’s derivative asset is recorded at fair value in the accompanying Consolidated Balance Sheets as follows:

	Balance Sheet Location	March 31, 2021	December 31, 2020
Contract derivative 1	Other assets	$387	$1,435
Contract derivative 2	Other assets	192	—
		$579	$1,435

The following table summarizes notional amounts related to derivatives:

	March 31, 2021	December 31, 2020
Contract derivative 1(a)	$14,989	$59,770
Contract derivative 2(b)	17,028	n.a.

____________

(a)      Represents the carrying value of Indirect Channel Loans for the purchase and installation of home improvements other than residential solar energy systems held by Sunlight’s Bank Partner.

(b)      Represents the unpaid principal balance of the Loans at time of sale to the Indirect Channel Loan Purchaser for which Sunlight is entitled to income in the event of prepayment of the Indirect Channel Loan.

The following table summarizes all income (loss) recorded in relation to derivatives:

	For the Three Months Ended March 31,
	2021	2020
Change in fair value of contract derivatives, net
Contract derivative 1	$(1,048)	$271
Contract derivative 2	192	n.a.
	$(856)	$271
Realized gains on contract derivatives, net
Contract derivative 1	$2,267	$32
Contract derivative 2	—	n.a.
	$2,267	$32

Note 5. Debt Obligations

Debt consists of the following:

	March 31, 2021						December 31, 2020
					Weighted Average
Month Issued	Outstanding Face Amount	Carrying Value(a)	Maximum Facility Size(b)	Final Stated Maturity	Funding Cost(c)	Life (Years)	Carrying Value(a)
Revolving credit facility(d) Nov 2017	$14,625	$14,625	$15,000	May 2021	6.4%	—	$14,625

____________

(a)      Excludes $0.0 million and $0.0 million of unamortized deferred financing costs on a revolving credit facility, included in “Other Assets” in the accompanying Consolidated Balance Sheets, at March 31, 2021 and December 31, 2020, respectively.

(b)      The maximum facility size includes a $0.3 million standby letter of credit.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 5. Debt Obligations (cont.)

(c)      Includes unamortized deferred financing costs, as a percentage of the outstanding face amount.

(d)      In March 2016, Sunlight entered into a Loan and Security Agreement with its lender (“Lender”). In May 2019, Sunlight and Lender amended and restated the agreement to provide Sunlight a $15.0 million revolving credit facility. Borrowings under the facility bear interest at a per annum rate equal to the sum of (i) a floating rate index and (ii) a fixed margin. Amounts borrowed under this facility are 100% recourse to Sunlight.

Sunlight’s debt obligations are subject to customary loan covenants and event of default provisions, including event of default provisions triggered by a failure to maintain specified unrestricted cash balances and maintaining capacity to fund Loans. Sunlight was in compliance with all of its debt covenants at March 31, 2021.

Activities — Activities related to the carrying value of Sunlight’s debt obligations were as follows:

Balance at December 31, 2019	$11,811
Borrowings	1,635
Repayments	(5,280)
Amortization of deferred financing costs(a)	—
Balance at March 31, 2020	$8,166

Balance at December 31, 2020	$14,625
Borrowings	—
Repayments	—
Amortization of deferred financing costs(a)	—
Balance at March 31, 2021	$14,625

____________

(a)      Excludes $0.0 million and $0.0 million amortization of deferred financing costs included in “Other Assets” in the accompanying Consolidated Balance Sheets for the three months ended March 31, 2021 and 2020, respectively. Sunlight includes amortization of these costs within “Depreciation and Amortization” in the accompanying Consolidated Statements of Operations.

Maturities — At March 31, 2021, all of Sunlight’s debt obligations contractually mature in May 2021.

Refer to Note 10 regarding the recent activities related to Sunlight’s debt obligations.

Note 6. Equity

Interests in Sunlight’s partnership equity consists of members’ preferred and subordinated units. Sunlight did not have a specific number of preferred or subordinated units authorized at March 31, 2021 or December 31, 2020, but retains the corporate authority to issue sufficient units to meet its obligations. In addition to its partnership equity, Sunlight has issued warrants, profits interests, and other economic interests as part of its long-term incentive plan.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 6. Equity (cont.)

Temporary Equity Activities — Activities related to interests in Sunlight’s partnership equity units considered temporary equity were as follows:

Month of Issuance	Class A-3 Units	Class A-2 Units	Class A-1 Units
Units at December 31, 2019	326,428	195,973	256,966
March 2020	11,768	7,065	9,264
June 2020	12,193	7,320	9,598
September 2020	12,771	7,667	10,053
December 2020	13,235	7,947	10,421
	49,967	29,999	39,336
Units at December 31, 2020	376,395	225,972	296,302
March 2021	13,457	8,079	10,593
Units at March 31, 2021	389,852	234,051	306,895

Preferred Units — The Class A-1, A-2 and A-3 Units (collectively, the “Class A Units”) are the most senior classes of equity units and represent convertible preferred securities that earn a preferred return. Sunlight’s board of directors can elect to pay this return in cash or by issuing additional Class A Units equal to 14.5%, on an annualized basis, of the members’ outstanding Class A Units (“Class A PIK Units”). If Sunlight’s board of directors elects to pay this return in cash, it would pay such in an amount equal to $12.50, $15.22, and $24.06 per unit per annum to the Class A-1 Units, Class A-2 Units, and Class A-3 Units, respectively. The Class A Units generally have a liquidation preference, relative to the Class B Units, equal to the dollar price paid per unit by the unit holders plus any unpaid preferred return. The Class A Units will automatically convert to Class B Units upon the earlier of (a) a qualified initial public offering of Sunlight’s equity or (b) at the election of the Class A Unit holders. In each case, the Class A Units will convert into the same number of Class B Units, subject to adjustment for unit splits or certain other circumstances affecting the number of Class A Units or Class B Units outstanding.

Subordinated Units — The Class B Units are a class of equity units subordinate to Class A Units with regard to liquidation, and Sunlight’s payment of the preferred return to the Class A Units, either in cash or Class A PIK Units, dilutes Class B Units’ interests in Sunlight’s equity. No Class B Units have been issued, redeemed, or cancelled during the three months ended March 31, 2021 and 2020.

Warrants — At March 31, 2021, Sunlight has authorized Class A Units to cover the exercise of the following outstanding warrants on its partnership equity, all of which were exercisable beginning at the date of issuance:

		Exercise Price per Unit
Underlying Unit Class	Date of Issuance	Minimum	Maximum	Weighted Average(a)	Units
A-1	Mar-16 – May-19	$78.09	$100.00	$83.58	2,393
A-2	Feb-18	297.99	455.52	360.29	12,491
A-3(b)	Feb-21	691.90	691.90	691.90	7,000

____________

(a)      Aggregate amount payable to Sunlight upon exercise of warrant divided by underlying units deliverable to the warrant holder.

(b)      During the three months ended March 31, 2021, Sunlight issued 7,000 Class A-3 warrants at an exercise price of $691.90 per Class A-3 Unit.

Refer to Notes 2 and 7 regarding the accounting treatment for warrants and the valuation thereof.

Other Interests — Sunlight has issued the following subordinated interests upon conversion of equity-based compensation awards at time of vest.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 6. Equity (cont.)

Class C Units — Sunlight has issued Class C Units that do not have voting rights or certain other equity-like features, are subordinate to the Class A Units and Class B Units, and will only receive distributions from Sunlight’s profits, based on the total number of outstanding units at such time, after Sunlight distributes the liquidation preference of Class A Units and a successful sale of Sunlight’s equity occurs at a price above the Threshold Equity Value specified in the equity award from which the Class C Unit converts.

LTIP Units — In February 2016, Sunlight established a program pursuant to which it expected to grant units to certain employees in a long-term incentive plan. In December 2017, Sunlight, at the direction of its board of directors, amended and restated its long-term incentive plan to provide clarity around certain items and to allow for the issuance of various classes of LTIP Units. All LTIP units issued after February 2018 have been economically equivalent to corresponding classes of Class C units.

Equity-Based Compensation — Sunlight has granted the following outstanding Class C Units and LTIP Units awards (“Compensation Awards”) to certain employees and founders at March 31, 2021:

	Award Conditions		Units(a)
Award Class	Service(b)	Threshold Equity Value(c) (in millions)	Class C	LTIP	Total	Authorized
C-1 Units	4 years	$29.7	52,348	8,867	61,215	61,918
C-2 Units	4 years	87.0	8,386	8,596	16,982	18,529
C-2AD Units(d)	4 years	87.0	4,475	4,565	9,040	9,896
C-3 Units	5 years	165.0	82,700	26,068	108,768	150,000
C-3AD Units(d)	5 years	165.0	85,602	22,094	107,696	155,853
			233,511	70,190	303,701	396,196

____________

(a)      Net of fully vested awards.

(b)      Awards satisfy service-based award conditions ratably over the service period, starting on the one-year anniversary of the service inception date and monthly thereafter. Except for certain Class C-1 Unit and Class C-2 Unit awards, holders of Compensation Awards must also satisfy performance-based award conditions to vest in their award, which require Sunlight’s equity to exceed the respective Threshold Equity Value for such award. Sunlight expenses the grant-date fair value of certain Class C-1 Unit and Class C-2 Unit awards that do not require performance-based vesting requirements over the service vesting period as “Compensation and Benefits” in the accompanying Consolidated Statements of Operations using a “graded-vesting” method. During the three months ended March 31, 2021, Sunlight expensed $0.0 million and $0.0 million for Class C Units and LTIP Units, respectively, and $0.0 million and $0.0 million for Class C Units and LTIP Units, respectively, during the three months ended March 31, 2020.

(c)      Except for Class C-1 Units, the Threshold Equity Value increases in an amount equal to any equity capital raised after the date of each grant.

(d)      In addition to service- and performance-based award conditions, the vesting of Class C-2AD Unit and Class C-3AD Unit awards are contingent upon the PIK Vesting Requirement. At December 31, 2020, the following Class C Units and LTIP Units have not yet satisfied the PIK Vesting Requirement:

Award Class	Class C	LTIP	Total
C-2AD Units	—	974	974
C-3AD Units	44,425	12,525	56,950
	44,425	13,499	57,924

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 6. Equity (cont.)

Compensation Unit Activities — Activities related to Sunlight’s equity-based compensation were as follows:

	Class C		LTIP
	Per Unit	Units	Per Unit	Units
December 31, 2019	$14.45	237,318	$19.54	64,046
Issued	23.62	1,205	23.62	14,678
Converted to Class C-1 Units	21.58	(442)	41.64	(648)
Converted to Class C-2 Units	11.12	(755)	19.45	(1,766)
March 31, 2020	14.49	237,326	20.14	76,310

December 31, 2020	$14.51	234,403	$20.06	71,060
Issued	—	—	—	—
Converted to Class C-1 Units	16.19	(136)	18.80	(231)
Converted to Class C-2 Units	11.12	(756)	15.64	(639)
March 31, 2021	14.52	233,511	20.10	70,190

Unrecognized Compensation Expense — At March 31, 2021, Sunlight has not yet recognized compensation expense for the following awards:

Vesting Condition	Weighted Average Recognition Period	Class C		LTIP
		Units	Amount	Units	Amount
Time-based service	0.7 yrs	802	$1	3,564	$24
Performance-based	n.a.	151,363	2,070	35,642	842
Multiple(a)	n.a.	81,346	1,314	30,984	508
		233,511	$3,385	70,190	$1,374

____________

(a)      Includes awards where vesting contingent upon at least two conditions: time-based service, performance-based conditions, and the PIK Vesting Requirement.

Refer to Notes 2 and 7 regarding the accounting treatment for compensation units and the valuation thereof.

Note 7. Fair Value Measurement

The carrying values and fair values of Sunlight’s assets and liabilities recorded at fair value on a recurring or non-recurring basis, as well as other financial instruments for which fair value is disclosed, at March 31, 2021 and December 31, 2020 were as follows:

	Principal Balance or Notional Amount	Carrying Value	Fair Value
			Level 1	Level 2	Level 3	Total
March 31, 2021
Assets:
Financing Receivables:
Loan participations, held-for-investment	$5,662	$4,764	$—	$—	$5,621	$5,621
Loans, held-for-investment	351	301	—	—	336	336
Cash and cash equivalents	51,235	51,235	51,235	—	—	51,235
Restricted cash	4,081	4,081	4,081	—	—	4,081
Contract derivatives	17,028	579	—	—	579	579

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 7. Fair Value Measurement (cont.)

	Principal Balance or Notional Amount	Carrying Value	Fair Value
			Level 1	Level 2	Level 3	Total
Liabilities:
Debt	14,625	14,625	—	—	14,625	14,625
Warrants	9,544	8,257	—	—	8,257	8,257
Guarantee obligation	n.a.	426	—	—	426	426

December 31, 2020
Assets:
Financing Receivables:
Loan participations, held-for-investment	5,997	5,029	—	—	5,140	5,140
Loans, held-for-investment	354	304	—	—	310	310
Cash and cash equivalents	49,583	49,583	49,583	—	—	49,583
Restricted cash	3,122	3,122	3,122	—	—	3,122
Contract derivatives	n.a.	1,435	—	—	1,435	1,435

Liabilities:
Debt	14,625	14,625	—	—	14,625	14,625
Warrants	4,700	5,643	—	—	5,643	5,643
Guarantee obligation	n.a.	839	—	—	839	839

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value.

Sunlight’s assets and liabilities measured at fair value on a recurring basis using Level 3 inputs changed as follows:

	Assets	Liabilities
	Contract Derivatives	Warrants
Balance ‒ December 31, 2019	$—	$133
Transfers(a)
Transfers to Level 3	—	—
Transfers from Level 3	—	—
Gains (losses) included in net income(b)
Included in change in fair value of warrant liabilities	—	(42)
Included in change in fair value of contract derivatives, net	271	—
Included in realized gains on contract derivatives, net	32	—
Payments, net	(32)	—
Balance ‒ March 31, 2020	$271	$91

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 7. Fair Value Measurement (cont.)

	Assets	Liabilities
	Contract Derivatives	Warrants
Balance ‒ December 31, 2020	$1,435	$5,643
Transfers(a)
Transfers to Level 3	—	—
Transfers from Level 3	—	—
Gains (losses) included in net income(b)
Included in change in fair value of warrant liabilities	—	2,614
Included in change in fair value of contract derivatives, net	(856)	—
Included in realized gains on contract derivatives, net	2,267	—
Payments, net	(2,267)	—
Balance ‒ March 31, 2021	$579	$8,257

____________

(a)      Transfers are assumed to occur at the beginning of the respective period.

(b)      Changes in the fair value of liabilities shown as losses included in net income.

Contract Derivative Valuation — Fair value estimates of Sunlight’s contract derivatives are based on an internal pricing model that uses a discounted cash flow valuation technique, incorporates significant unobservable inputs, and includes assumptions that are inherently subjective and imprecise. Significant inputs used in the valuation of Sunlight’s contract derivates include:

Contract Derivative	Significant Inputs
1

Inputs include expected cash flows from the financing and sale of applicable Indirect Channel Loans and discount rates that market participants would expect for the Indirect Channel Loans. Significant increases (decreases) in the discount rates in isolation would result in a significantly lower (higher) fair value measurement.

2

Inputs include expected prepayment rate of applicable Indirect Channel Loans sold to the Indirect Channel Loan Purchaser. Significant increases (decreases) in the expected prepayment rate in isolation would result in a significantly higher (lower) fair value measurement.

The following significant assumptions were used to value Sunlight’s contract derivative:

	March 31, 2021	December 31, 2020
Contract Derivative 1
Discount rate	8.6%	8.1%
Weighted average life (in years)	0.3	0.3
Contract Derivative 2
Expected prepayment rate	75.0%	n.a.

Compensation Unit and Warrant Valuation — To determine the grant-date value of each Class C Unit and LTIP Unit granted during the three months ended March 31, 2021 and 2020 as well as the fair value of warrants at March 31, 2021 and December 31, 2020, an independent third-party valuation firm (a) uses an income valuation approach to determine the fair value of Sunlight’s equity on a quarterly basis and (b) allocates that fair value to each class of interest in Sunlight’s equity and warrants thereon on a per unit basis using an option pricing method. Sunlight determines the grant-date fair value of an award using the value at the quarter-end closest to the grant date

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 7. Fair Value Measurement (cont.)

of the award. Significant increases (decreases) in the cost of equity, volatility, tax rate, and equity term in isolation would result in a significantly lower (higher) fair value measurement. The following significant assumptions were used to value Sunlight’s equity and warrants thereon, on a weighted-average basis:

Assumption	March 31, 2021	December 31, 2020
Cost of equity	22.5%	22.5%
Volatility	46.0%	46.0%
Tax rate	26.0%	26.0%
Term	3.0 years	3.0 years

At March 31, 2021 and December 31, 2020, Sunlight applied a hybrid probability-weighted expected return valuation method, which incorporated two scenarios: (a) a scenario using a market valuation approach that assumed Sunlight completed the business combination described in Note 10 and (b) a remain private scenario that used the aforementioned income valuation approach. The concluded fair value at March 31, 2021 reflects an adjustment for lack of marketability of 20.0% to 30.0%, and Sunlight considered the estimated probability of the completed business combination described in Note 10 of 75% was reasonable given Sunlight had entered into a binding agreement for the business combination with Spartan, which was subject to approval by Spartan’s stockholders.

Note 8. Transactions with Affiliates and Affiliated Entities

Sunlight has entered into management and administrative agreements with the following equity members who also serve on Sunlight’s board of directors. Management believes that the arrangements represent market compensation for the related services.

FTV Management V, LLC (“FTV”) — In May 2018, Sunlight entered into a management agreement with FTV. Under the terms of the agreement, FTV will provide strategic financial services to Sunlight in exchange for a management fee of $50,000 per calendar quarter.

Hudson SL Portfolio Holdings LLC (“HSPH”) — In February 2018, Sunlight entered into an administrative services agreement with HSPH, indirectly owned by members of Sunlight and SL Investor III LLC, where Sunlight agreed to provide certain services to Solar Loan Management LLC, an affiliate of Hudson Sustainable Investment Management, LLC and HSPH. These services generally include special servicing administration, ongoing accounting work, all calculations related to the purchase and financing of certain Loans under the forward flow agreement and the senior financing, and other services that would be expected of the sponsor of a securitized pool of loans. During the three months ended March 31, 2021 and 2020, Sunlight was paid $0.1 million and $0.1 million, respectively, for such services.

Tiger Infrastructure Partners (“Tiger”) — In September 2015, Sunlight entered into a management agreement with Tiger. Under the terms of the agreement, Sunlight pays Tiger a management fee of $50,000 per calendar quarter for strategic financial services provided by Tiger to Sunlight. In addition to the management fee, Sunlight reimbursed $0.0 million and $0.0 million of expenses to Tiger during the three months ended March 31, 2021 and 2020, respectively.

Estimated Tax Distributions — Sunlight distributes cash to its unitholders using allocations of estimated taxable income it expects to generate. As Sunlight revises its estimate of taxable income or loss, the allocation of taxable income to its unitholders may change, resulting in amounts due to, or from, certain unitholders. At March 31, 2021, Sunlight’s unitholders owed $1.8 million to Sunlight resulting from changes between the tax obligations estimated at the time of the distribution, shown as “Due from Affiliates” in the accompanying Consolidated Balance Sheets, partially offset by $1.7 million that Sunlight owed to its unitholders, shown as “Due to Affiliates” in the accompanying Consolidated Balance Sheets.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 9. Commitments and Contingencies

Sunlight was subject to the following commitments and contingencies at March 31, 2021.

Litigation — From time to time, Sunlight may be involved in various claims and legal actions arising in the ordinary course of business. Sunlight establishes an accrued liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable.

At March 31, 2021, Sunlight was not involved in any material legal proceedings regarding claims or legal actions against Sunlight.

Indemnifications — In the normal course of business, Sunlight enters into contracts that contain a variety of representations and warranties and that provide general indemnifications. Sunlight’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against Sunlight that have not yet occurred. However, based on Sunlight’s experience, Sunlight expects the risk of material loss to be remote.

Advances — Sunlight provides a contractually agreed upon percentage of cash to a contractor related to a Loan that has not yet been funded by either a Direct Channel Partner or its Bank Partner as well as amounts funded to contractors in anticipation of loan funding. At March 31, 2021, Sunlight has committed to advance up to $136.8 million for unfunded, approved Loans submitted by eligible contractors, of which Sunlight advanced $32.6 million included in “Advances” in the accompanying Consolidated Balance Sheets.

Funding Commitments — Pursuant to Sunlight’s contractual arrangements with contractors, Direct Channel Partners, and Bank Partner, the funding source periodically remits to Sunlight the cash related to Loans it has originated. Sunlight has committed to funding such amounts to the relevant contractor when certain milestones have been reached relating to the installation of residential solar system, or other home improvement equipment, underlying the consumer receivable. Any amounts retained by Sunlight in anticipation of an installation milestone being reached are included in “Funding Commitments” in the accompanying Consolidated Balance Sheets, totaling $16.5 million at March 31, 2021.

Bank Partner Guarantees — Sunlight is required to guarantee the performance of certain Indirect Channel Loans, which it is required to repurchase in the event Sunlight is unable to facilitate the sale of such loans. Upon repurchase, Sunlight may attempt to recover any contractual amounts owed by the borrower or from the contractor (in the event of a contractor’s nonperformance). For the three months ended March 31, 2021 and 2020, Sunlight had repurchased and written off 34 and 14 loans, totaling $0.8 million and $0.3 million, respectively, from its Bank Partner, associated with this guarantee and recorded a liability presented within “Other Liabilities” in the accompanying Consolidated Balance Sheets, totaling $0.4 million and $0.8 million at March 31, 2021 and December 31, 2020, respectively. At March 31, 2021, the maximum potential amount of undiscounted future payments Sunlight could be required to make under the guarantee totaled $65.5 million. At March 31, 2021, the unpaid principal balance of loans, net of applicable discounts, for guaranteed loans held by Sunlight’s Bank Partner and delinquent more than 90 days was $0.2 million.

Sunlight Rewards™ Program — Sunlight Rewards™ allows solar salespeople to earn points for selling Sunlight-facilitated loans. These individuals can gain “status” for their own overall loyalty, track their points, and choose to redeem points for quality awards. If all points earned under the Sunlight Rewards™ Program were redeemed at March 31, 2021 and December 31, 2020, Sunlight would pay $1.6 million and $1.3 million, respectively, of which Sunlight recorded liabilities of $1.0 million and $0.8 million.

Sunlight Financial LLC
Notes to UNAUDITED CONDENSED Consolidated Financial Statements
(dollars in tables in thousands, except unit and per unit data)

Note 9. Commitments and Contingencies (cont.)

Non-Cancelable Operating Leases — Sunlight’s non-cancelable operating leases consist of office space leases. Certain lease agreements include rent concessions and leasehold improvement incentives. In addition to base rentals, certain lease agreements are subject to escalation provisions and rent expense is recognized on a straight-line basis over the term of the lease agreement.

At March 31, 2021, the approximate aggregate annual minimum future lease payments required on the operating leases are as follows:

April 1 through December 31, 2021	$825
2022	1,010
2023	680
2024	700
2025	345
Thereafter	—
$3,560

During the three months ended March 31, 2021 and 2020, total lease expense was $0.3 million and $0.3 million, respectively, which Sunlight paid in full.

Note 10. Recent Activities

The following events occurred subsequent to March 31, 2021 through June 1, 2021, the date at which Sunlight’s Unaudited Condensed Consolidated Financial Statements were available to be issued:

During April 2021, Sunlight entered into a Loan and Security Agreement with a new lender. The Loan and Security Agreement, which replaces Sunlight’s prior $15.0 million credit facility, has a borrowing capacity of up to $30.0 million and matures April 2023. Borrowings under the Loan and Security Agreement accrue interest at a rate equal to the greater of (i) 5.0% and (ii) the prime rate plus 1.75% per annum.

During the first quarter of 2020, the outbreak of a novel strain of coronavirus (COVID-19) has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. Depending on the severity and duration of the outbreak, the novel coronavirus could present material uncertainty and risk with respect to the Company, its performance, and its financial results.

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

SPARTAN Acquisition Corp. II,

SL INVEST I INC.,

SL INVEST II LLC,

SL FINANCIAL INVESTOR I LLC,

SL FINANCIAL INVESTOR II LLC,

SL FINANCIAL HOLDINGS INC.,

SL FINANCIAL LLC,

SUNLIGHT FINANCIAL LLC,

FTV-SUNLIGHT, INC., and

TIGER CO-INVEST B SUNLIGHT BLOCKER LLC

Dated as of January 23, 2021

Annex A-i

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of January 23, 2021 (this “Agreement”), is by and among Spartan Acquisition Corp. II, a Delaware corporation (“Acquiror”), SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“Acquiror Sub”), SL Financial LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror Sub (“OpCo Merger Sub”), Sunlight Financial LLC, a Delaware limited liability company (the “Company”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”) and Tiger Co-Invest B Sunlight Blocker LLC, a Delaware limited liability company (“Tiger Blocker,” and collectively with FTV Blocker, the “Blockers”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in Section 10.03.

WHEREAS, concurrently with the execution and delivery of this Agreement, Acquiror and the Company are entering into subscription agreements, substantially in the form attached hereto as Exhibit E (the “Subscription Agreements”), with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase shares of Acquiror Class A Common Stock at a price of $10.00 per share in a private placement (the “Private Placement”) that will be consummated immediately prior to the consummation of the OpCo Merger (as defined below);

WHEREAS, prior to the date of this Agreement, Acquiror has formed MergerCo1, MergerCo2, Holdings I, Holdings II and Acquiror Sub each as a wholly owned subsidiary of Acquiror, and Acquiror Sub has formed OpCo Merger Sub as a wholly owned subsidiary of Acquiror Sub;

WHEREAS, each of MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub are entities newly formed for the purposes of the transaction proposed herein;

WHEREAS, MergerCo2 has elected to be classified as an association taxable as a corporation for U.S. federal income (and applicable state and local) Tax purposes;

WHEREAS, prior to the Closing, Acquiror shall, subject to obtaining the Acquiror Stockholders Approval, adopt an amended and restated certificate of incorporation of Acquiror, in substantially the form attached hereto as Exhibit J (the “Restated Acquiror Charter”), providing for, among other things, (i) an increase in the number of shares of Acquiror Class A Common Stock authorized for issuance, (ii) the creation of a new class of non-economic common stock of Acquiror, which shares of common stock will represent non-economic interests in Acquiror that entitle the holder thereof to one (1) vote per share that will vote with the Acquiror Class A Common Stock as a single class and (iii) the authorization for issuance of a number of shares of Acquiror Class C Common Stock at least equal to the number of Company Class EX Units comprising the Aggregate Class EX Units plus any amount of Acquiror Class C Common Stock issuable pursuant to the Company Warrants after the OpCo Merger (as defined below);

WHEREAS, immediately prior to the consummation of the OpCo Merger (as defined below), Acquiror shall (i) contribute to MergerCo1 the FTV Blocker Consideration, (ii) contribute to MergerCo2 the Tiger Blocker Consideration and (iii) contribute to Acquiror Sub the LTIP Consideration, the Company Cash Consideration and the Voting Stock Consideration and, after such contribution to Acquiror Sub, Acquiror Sub shall contribute to OpCo Merger Sub the LTIP Consideration, the Company Cash Consideration and the Voting Stock Consideration;

WHEREAS, on the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with Section 18-209 of the Delaware Limited Liability Company Act (“DLLCA”), the Company LLC Agreement and the limited liability company agreement of OpCo Merger Sub, OpCo Merger Sub will merge with and into the Company (the “OpCo Merger”), with the Company surviving the OpCo Merger, after which all of the equity of the Company will be owned by Acquiror Sub, FTV Blocker, Tiger Blocker and the Company Unitholders other than FTV Blocker and Tiger Blocker (the “Unblocked Company Unitholders”);

WHEREAS, immediately following the OpCo Merger Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (“DGCL”) and Section 18-209 of DLLCA, as applicable, (i) FTV Blocker (which owns Class A-3 Units of the Company) will merge with and into MergerCo1 with FTV Blocker surviving as a wholly owned subsidiary of Acquiror (the “First FTV Blocker Merger”) and FTV Blocker Holder will receive the FTV Blocker Consideration, and immediately thereafter and as a part of a single integrated transaction, FTV Blocker will merge with and into

Annex A-1

Holdings I with Holdings I surviving the merger as a wholly owned subsidiary of Acquiror (the “Second FTV Blocker Merger” and together with the First FTV Blocker Merger, the “FTV Blocker Mergers”); and (ii) Tiger Blocker (which owns Class A-2 Units of the Company) will merge with and into MergerCo2 with Tiger Blocker surviving as a wholly owned subsidiary of Acquiror (the “First Tiger Blocker Merger”) and the Tiger Blocker Holder will receive the Tiger Blocker Consideration, and immediately thereafter and as a part of a single integrated transaction, Tiger Blocker will merge with and into Holdings II with Holdings II surviving the merger as a wholly owned subsidiary of Acquiror (the “Second Tiger Blocker Merger” and together with the First Tiger Blocker Merger, the “Tiger Blocker Mergers” and together with the FTV Blocker Mergers, the “Blocker Mergers”);

WHEREAS, immediately following the Blocker Mergers Effective Time (as defined below), Acquiror will contribute all of its remaining assets (other than its equity interests in each of Acquiror Sub, Holdings I and Holdings II) (the “Acquiror Contribution Amount”) to Acquiror Sub, and Acquiror Sub will contribute the Acquiror Contribution Amount to the Company in exchange for additional Company Class X Units and a number of warrants of the Company equal to the number of outstanding Acquiror Warrants, which newly issued warrants of the Company will have substantially the same economic terms as such Acquiror Warrants in accordance with the Company A&R LLCA (the “Acquiror Sub Contribution”);

WHEREAS, following the OpCo Merger, the Blocker Mergers and the Acquiror Sub Contribution, Acquiror Sub, Holdings I and Holdings II will own, in the aggregate, a number of Company Class X Units equal to the number of shares of Acquiror Class A Common Stock outstanding immediately after the consummation of the OpCo Merger, the Blocker Mergers and the Transactions (as defined below), and the Unblocked Company Unitholders (as defined below) will own the number of Company Class EX Units, and will have received in the OpCo Merger the amount of the Company Cash Consideration and the number of shares of Voting Stock Consideration, in each case, in the amounts set forth opposite each such Unblocked Company Unitholder’s name in the Final Payment Spreadsheet;

WHEREAS, as a result of the OpCo Merger, the Company Warrants outstanding immediately prior to the OpCo Merger will remain outstanding, but pursuant to their terms will be exercisable for an equal number of Company Class EX Units and shares of Acquiror Class C Common Stock as set forth in the Final Payment Spreadsheet;

WHEREAS, effective as of the Closing Date and pursuant to the OpCo Merger, the existing Company LLC Agreement shall be amended and restated to be in the form of the Fifth Amended and Restated Limited Liability Company Agreement attached hereto as Exhibit A (the “Company A&R LLCA”), pursuant to which Acquiror Sub shall become the sole managing member of the Company;

WHEREAS, simultaneously with the Closing, Acquiror, the Unblocked Company Unitholders, the Blocked Holders and the Agent (as defined in the Tax Receivable Agreement) will enter into a Tax Receivable Agreement in the form attached hereto as Exhibit B (the “Tax Receivable Agreement”);

WHEREAS, following the Closing, Acquiror intends to contribute all of its membership interests in each of Holdings I and Holdings II to Acquiror Sub;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) (acting following consultation with a duly formed transaction committee of the Acquiror Board) has (i) approved this Agreement, the OpCo Merger, the Blocker Mergers and the other Transactions, and determined that the same are advisable to and in the best interests of Acquiror and its stockholders, (ii) approved the adoption of the Restated Acquiror Charter, and (iii) recommended the approval and adoption of (i) this Agreement, the OpCo Merger, the Blocker Mergers and the other Transactions and (ii) the Restated Acquiror Charter, by the stockholders of Acquiror (the “Acquiror Board Recommendation”);

WHEREAS, the board of directors of each of FTV Blocker (the “FTV Board”) and Tiger Blocker (the “Tiger Board,” and together with the FTV Board, the “Blocker Boards”) has unanimously (i) approved and adopted this Agreement, the Blocker Mergers and the other Transactions, and determined that the same are advisable to and in the best interests of FTV Blocker and Tiger Blocker, respectively, and (ii) recommended the approval and adoption of this Agreement, the Blocker Mergers and the other Transactions by the FTV Blocker Holder and the Tiger Blocker Holder (the “Blocker Boards Recommendations”);

WHEREAS, Acquiror Sub, in its capacity as the sole member of OpCo Merger Sub, has authorized, approved and adopted this Agreement, the OpCo Merger and the other Transactions, and determined that the same are advisable to and in the best interests of OpCo Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the DLLCA;

Annex A-2

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously: (i) authorized and approved this Agreement, the OpCo Merger and the other Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DLLCA and the Company’s Organizational Documents, and determined that the consummation of the same are advisable to and in the best interests of the Company and its members (the “Company Board Approval”); and (ii) recommended that, in accordance with their obligations under Section 9.6 of the Company LLC Agreement, the Company Unitholders approve and adopt this Agreement, the OpCo Merger and the other Transactions, in each case, upon the terms and subject to the conditions in effect as of the date of this Agreement (the “Company Board Recommendation”);

WHEREAS, contemporaneously with the execution of this Agreement, (i) certain Equity Members of the Company (including the Tiger Blocker and the FTV Blocker) have entered into a consent and support agreement substantially in the form attached hereto as Exhibit C (the “Company Support Agreement”), pursuant to which such Equity Members have agreed, subject to certain exceptions, to approve, and with respect to the Tiger Blocker and the FTV Blocker, to consent under Section 9.6 of the Company LLC Agreement to, this Agreement, the OpCo Merger and the other Transactions and (ii) the holders of the Acquiror Class B Common Stock, Sponsor and Acquiror have entered into an agreement substantially in the form attached hereto as Exhibit D (the “Founders Stock Agreement”), pursuant to which, among other things, (a) such holders, including the Sponsor, have agreed (x) to comply with, and fully perform all of such holder’s obligations, covenants and agreements set forth in paragraph 1 of the Acquiror Letter Agreement, and (y) not to directly or indirectly, through any officer, director, representative, agent or otherwise, (A) initiate, solicit or knowingly encourage (including by furnishing non-public information) the submission of, or participate in any discussions or negotiations that would reasonably be expected to result in an Acquiror Acquisition Proposal or (B) participate in any discussions or negotiations regarding, or furnish to any person, any non-public information with respect to, or otherwise knowingly encourage, any Acquiror Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Acquiror Acquisition Proposal), (b) such holders and Acquiror have agreed, notwithstanding the amendment to the Acquiror Letter Agreement dated as of the date hereof, that before the Closing Date, he, she or it, as applicable, will not otherwise amend, modify, terminate, waive, or otherwise alter, in whole or in part, the Acquiror Letter Agreement without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed), and (c) Sponsor has agreed (x) to forfeit up to twenty-five percent (25%) of the shares of Acquiror Class B Common Stock owned by Sponsor if redemptions of outstanding shares of Acquiror Class A Common Stock exceed five percent (5%) of the outstanding shares of Acquiror Class A Common Stock and (y) waive any and all rights holders of Acquiror Class B Common Stock have or will have with respect to the adjustment to the initial conversion ratio provided by Section 4.3(b)(ii) of the Certificate of Incorporation;

WHEREAS, simultaneously with the Closing, the Blocker Holders, the Company, the Sponsor and Acquiror shall enter into an Investor Rights Agreement in the form attached hereto as Exhibit L (the “Investor Rights Agreement”); and

WHEREAS, simultaneously with the Closing, Acquiror and each of the newly appointed directors and officers of Acquiror, shall enter into Director and Officer Indemnification Agreements in the form attached hereto as Exhibit I (the “Director and Officer Indemnification Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the Company, FTV Blocker and Tiger Blocker hereby agree as follows:

ARTICLE I

THE MERGERS AND OTHER TRANSACTIONS

SECTION 1.01 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as defined below), OpCo Merger Sub shall be merged with and into the Company in accordance with this Agreement and the DLLCA. As a result of the OpCo Merger, OpCo Merger Sub shall cease to exist and the Company shall continue as the surviving company of the OpCo Merger (the “Surviving Company”).

Annex A-3

(b) Upon the terms and subject to the conditions of this Agreement, immediately following the OpCo Merger, (i) MergerCo1 will merge with and into FTV Blocker with FTV Blocker surviving in accordance with this Agreement, and (ii) immediately thereafter, and as part of a single integrated transaction, FTV Blocker will merge with and into Holdings I with Holdings I surviving in accordance with this Agreement and the DGCL and DLLCA, as applicable, in the FTV Blocker Mergers. As a result of the FTV Blocker Mergers, FTV Blocker shall cease to exist and Holdings I shall continue as the surviving company of the FTV Blocker Mergers (the “FTV Surviving Company”).

(c) Upon the terms and subject to the conditions of this Agreement, immediately following the FTV Blocker Mergers, (i) MergerCo2 will merge with and into Tiger Blocker with Tiger Blocker surviving in accordance with this Agreement, and (ii) immediately thereafter, and as part of a single integrated transaction, Tiger Blocker will merge with and into Holdings II with Holdings II surviving in accordance with this Agreement and the DGCL and DLLCA, as applicable, in the Tiger Blocker Mergers. As a result of the Tiger Blocker Mergers, Tiger Blocker shall cease to exist and Holdings II shall continue as the surviving company of the Tiger Blocker Mergers (the “Tiger Surviving Company”).

SECTION 1.02 Closing. Unless this Agreement is terminated earlier pursuant to Article IX, the closing of the Blocker Mergers and the OpCo Merger (the “Closing”) shall take place at 10:00 a.m. New York City time on a date to be specified by Acquiror and the Company, which date (the “Closing Date”) shall be as soon as practicable, but in no event later than three (3) Business Days, following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), virtually by the electronic exchange of documents, unless another date, time or place is agreed to in writing by Acquiror and the Company.

SECTION 1.03 OpCo Merger Effective Time; Blocker Mergers Effective Time.

(a) Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the OpCo Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DLLCA (the “OpCo Certificate of Merger”), and shall make all other filings, recordings or publications required under the DLLCA in connection with the OpCo Merger. The OpCo Certificate of Merger shall be substantially in the form attached hereto as Exhibit G. The OpCo Merger shall become effective at the time that the properly executed and certified copy of the OpCo Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such OpCo Certificate of Merger and specified in the OpCo Certificate of Merger (the time at which the OpCo Merger becomes effective is herein referred to as the “OpCo Merger Effective Time”).

(b) Upon the terms and subject to the conditions of this Agreement, immediately following the OpCo Merger Effective Time, the parties hereto shall cause the Blocker Mergers to be consummated by filing certificates of merger with the Secretary of State of the State of Delaware, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and the DLLCA (the “Blocker Certificates of Merger”), and shall make all other filings, recordings or publications required under the DGCL and the DLLCA, as applicable, in connection with the Blocker Mergers. The Blocker Certificates of Merger shall be substantially in the form attached hereto as Exhibit F. The Blocker Mergers shall become effective at the time that the properly executed and certified copies of the Blocker Certificates of Merger are filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Blocker Certificates of Merger and specified in the Blocker Certificates of Merger; provided that the First Tiger Blocker Merger and the First FTV Blocker Merger shall each be consummated prior to the Second Tiger Blocker Merger and the Second FTV Blocker Merger, respectively (the time at which the Blocker Mergers become effective is herein referred to as the “FTV Effective Time” (in the case of the FTV Blocker Mergers) and the “Tiger Effective Time” (in the case of the Tiger Blocker Mergers) and, collectively as the “Blocker Mergers Effective Time”). References herein to “prior to the Blocker Mergers Effective Time”, “as of the Blocker Mergers Effective Time” or similar phrases refer

Annex A-4

to prior to, or as of, the first of the Blocker Mergers becoming effective, as applicable and references herein to “following the Blocker Mergers Effective Time” or similar phrases refer to following the last of the Blocker Mergers becoming effective.

SECTION 1.04 Effect of the Mergers.

(a) At the FTV Effective Time, the effect of the FTV Blocker Mergers shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the FTV Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of FTV Blocker and Holdings I shall vest in the FTV Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of FTV Blocker and Holdings I shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the FTV Surviving Company.

(b) At the Tiger Effective Time, the effect of the Tiger Blocker Mergers shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Tiger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Tiger Blocker and Holdings II shall vest in the Tiger Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Tiger Blocker and Holdings II shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Tiger Surviving Company.

(c) At the OpCo Merger Effective Time, the effect of the OpCo Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the OpCo Merger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and OpCo Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and OpCo Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

SECTION 1.05 Organizational Documents.

(a) The certificate of incorporation of FTV Blocker in effect immediately prior to the Blocker Mergers Effective Time shall be the certificate of incorporation of FTV Blocker immediately after the First FTV Blocker Merger. The bylaws of FTV Blocker in effect immediately prior to the Blocker Mergers Effective Time shall be the bylaws of FTV Blocker immediately after the First FTV Blocker Merger.

(b) The certificate of formation of Tiger Blocker in effect immediately prior to the Blocker Mergers Effective Time shall be the certificate of Tiger Blocker immediately after the First Tiger Blocker Merger. The limited liability company agreement of Tiger Blocker in effect immediately prior to the Blocker Mergers Effective Time shall be the limited liability company agreement of Tiger Blocker immediately after the First Tiger Blocker Merger.

(c) The certificate of formation of Holdings I in effect immediately prior to the Blocker Mergers Effective Time shall be the certificate of formation of the FTV Surviving Company. The limited liability company agreement of Holdings I in effect immediately prior to the Blocker Mergers Effective Time shall be the limited liability company agreement of the FTV Surviving Company, until further amended in accordance with the provisions of such limited liability company agreement and applicable Law.

(d) The certificate of formation of Holdings II in effect immediately prior to the Blocker Mergers Effective Time shall be the certificate of formation of the Tiger Surviving Company. The limited liability company agreement of Holdings II in effect immediately prior to the Blocker Mergers Effective Time shall be the limited liability company agreement of the Tiger Surviving Company, until further amended in accordance with the provisions of such limited liability company agreement and applicable Law.

(e) The certificate of formation of the Company in effect at the OpCo Merger Effective Time shall be the certificate of formation of the Surviving Company. The limited liability company agreement of the Company in effect at the OpCo Merger Effective Time shall be amended and restated to be substantially in the form of the Company A&R LLCA attached as Exhibit A hereto and the Company A&R LLCA shall be the limited liability company agreement of the Surviving Company until amended in accordance with the provisions of the DLLCA and such Organizational Documents.

Annex A-5

(f) Immediately prior to the OpCo Merger Effective Time, the certificate of incorporation of Acquiror shall be, and the parties shall take or cause to be taken all action required to cause the certificate of incorporation of Acquiror to be, amended and restated, in the form of the Restated Acquiror Charter and the name of Acquiror shall be changed to “Sunlight Financial Holdings Inc.”, in accordance with Acquiror’s Organizational Documents and applicable Law. In addition, the bylaws of Acquiror shall be amended and restated to be in the form of the amended and restated bylaws of Acquiror included as Exhibit K (the “Restated Acquiror Bylaws”).

SECTION 1.06 Directors and Officers.

(a) Immediately following the mergers of FTV Blocker with MergerCo1 and Tiger Blocker with MergerCo2, the directors and officers of MergerCo1 shall be the directors and officers of FTV Blocker, and the managers and officers of MergerCo2 shall be the managers and officers of Tiger Blocker.

(b) Following the Blocker Mergers, Acquiror shall be the initial manager of each of the FTV Surviving Company and the Tiger Surviving Company, and the officers of the Company as of immediately prior to the OpCo Merger Effective Time shall be the initial officers of the Surviving Company.

(c) The parties shall cause the Acquiror Board as of immediately following the Blocker Mergers Effective Time to be comprised of the individuals set forth on Exhibit H, each to hold office until their successors are duly elected and qualified.

(d) Following the OpCo Merger, Acquiror Sub shall be the sole managing member of the Company in accordance with the Company A&R LLCA.

SECTION 1.07 Tax Treatment. Each of the parties intends that, for U.S. federal income tax purposes (a) each of the FTV Blocker Mergers (on the one hand) and the Tiger Blocker Mergers (on the other hand) will, each as part of a separate, single integrated plan, qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and that this Agreement be, and hereby is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (b) the OpCo Merger be treated as a taxable sale of partnership interests of the Company by the Unblocked Company Unitholders to Acquiror under Section 741 of the Code to the extent such interests were exchanged for the Company Cash Consideration (collectively, the “Intended Tax Treatment”). Each party shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment (whether in audits, Tax Returns or otherwise) unless (a) required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code or (b) the Acquiror Board after consultation with a “Big Four” accounting firm or similar national accounting firm determines in good faith that it does not have a reasonable basis to take a position consistent with the Intended Tax Treatment. From and after the date of this Agreement, none of the parties shall, nor shall they permit any of their Affiliates to, knowingly take any action, cause any action to be taken or omit to take any action which could reasonably be expected to cause the transactions to fail to qualify for, or fail to be reported in a manner consistent with, the Intended Tax Treatment, other than, for the avoidance of doubt, any actions expressly contemplated by any Transaction Document.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

SECTION 2.01 Blocker Mergers. At the Blocker Mergers Effective Time, by virtue of the Blocker Mergers and without any action on the part of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the Company, FTV Blocker, Tiger Blocker or the holders of any of the following securities:

(a) As a result of the First FTV Blocker Merger, (i) the outstanding shares of common stock of MergerCo1 shall be canceled, (ii) Acquiror shall own all of the outstanding shares of FTV Blocker, (iii) in exchange for 100% of the issued and outstanding shares of FTV Blocker, which immediately prior to the Blocker Mergers will be owned by the FTV Blocker Holder, the FTV Blocker Holder shall receive the number of shares of Acquiror Class A Common Stock (constituting a portion of the Total Equity Interest Consideration; such shares the “FTV Blocker Holder Share Consideration”) and the amount of cash (constituting a portion of the Total Cash Consideration; such amount of cash the “FTV Blocker Holder Cash Consideration”), in each case, as is specified opposite the name of the FTV Blocker Holder in the Final Payment Spreadsheet and its rights under the Tax Receivable Agreement (such FTV Blocker Holder

Annex A-6

Share Consideration, FTV Blocker Holder Cash Consideration and rights, collectively, the “FTV Blocker Consideration”); provided, however, that a portion of the FTV Blocker Holder Cash Consideration payable to the FTV Blocker Holder pursuant to this Section 2.01(a) shall be deemed to be retained by the FTV Surviving Company in the First FTV Blocker Merger and immediately thereafter used to repay to the FTV Blocker Holder any then-outstanding amounts on the FTV Blocker Note (and upon such deemed repayment, the FTV Blocker Note shall be deemed satisfied), with any excess being paid to FTV Blocker Holder pursuant to the First FTV Blocker Merger. As a result of the Second FTV Blocker Merger, the outstanding shares of common stock of FTV Blocker shall be canceled.

(b) As a result of the First Tiger Blocker Merger, (i) the outstanding membership interests of MergerCo2 shall be canceled, (ii) Acquiror shall own all of the outstanding limited liability company member interests of Tiger Blocker, and (iii) in exchange for 100% of the issued and outstanding membership interests of Tiger Blocker, which immediately prior to the Blocker Mergers will be owned by the Tiger Blocker Holder, the Tiger Blocker Holder shall receive the number of shares of Acquiror Class A Common Stock (constituting a portion of the Total Equity Interest Consideration; such shares the “Tiger Blocker Holder Share Consideration”) and the amount of cash (constituting a portion of the Total Cash Consideration; such amount of cash the “Tiger Blocker Holder Cash Consideration”), in each case, as is specified opposite the name of the Tiger Blocker Holder in the Final Payment Spreadsheet and its rights under the Tax Receivable Agreement (such Tiger Blocker Holder Share Consideration, Tiger Blocker Holder Cash Consideration and rights, collectively, the “Tiger Blocker Consideration”); provided, however, that a portion of the Tiger Blocker Holder Cash Consideration payable to the Tiger Blocker Holder pursuant to this Section 2.01(b) shall be deemed to be retained by the Tiger Surviving Company in the First Tiger Blocker Merger and immediately thereafter used to repay to the Tiger Blocker Holder any then-outstanding amounts on the Tiger Blocker Note (and upon such deemed repayment, the Tiger Blocker Note shall be deemed satisfied), with any excess being paid to Tiger Blocker Holder pursuant to the First Tiger Blocker Merger. As a result of the Second Tiger Blocker Merger, the outstanding membership interests of Tiger Blocker shall be canceled.

(c) Each member interest of Holdings I issued and outstanding immediately prior to the Blocker Mergers Effective Time shall remain issued and outstanding and shall be owned by Acquiror as of the effective time of the Second FTV Blocker Merger.

(d) Each member interest of Holdings II issued and outstanding immediately prior to the Blocker Mergers Effective Time shall remain issued and outstanding and shall be owned by Acquiror as of the effective time of the Second Tiger Blocker Merger.

SECTION 2.02 OpCo Merger. At the OpCo Merger Effective Time, by virtue of the OpCo Merger and the Company A&R LLCA, and without any action on the part of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the Company, FTV Blocker, Tiger Blocker or the holders of any of the following securities:

(a) All of the Class A-3 Units held by the FTV Blocker issued and outstanding immediately prior to the OpCo Merger Effective Time shall be exchanged for the number of the Company Class X Units set forth in the Final Payment Spreadsheet opposite Holdings I.

(b) All of the Class A-2 Units held by the Tiger Blocker issued and outstanding immediately prior to the OpCo Merger Effective Time shall be exchanged for the number of the Company Class X Units set forth in the Final Payment Spreadsheet opposite Holdings II.

(c) Acquiror Sub, in its capacity as the sole member of OpCo Merger Sub, shall own a number of Company Class X Units equal to the number of the Company Class X Units set forth in the Final Payment Spreadsheet opposite Acquiror Sub.

(d) At the OpCo Merger Effective Time, and as set forth in the Final Payment Spreadsheet opposite the name of each individual holding LTIP Units as of the OpCo Merger Effective Time, a portion of each outstanding LTIP Unit (other than Forfeited Anti-Dilution Units (as defined below)) shall become vested, a portion shall become provisionally vested, subject to the applicable provisions of the Time Vesting Provisions Schedule, and a portion shall be forfeited (the LTIP Units that are so forfeited, the “Forfeited LTIP Units”). With respect to each outstanding LTIP Unit that is vested prior to or becomes vested in conjunction with the

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OpCo Merger Effective Time, and as set forth in the Final Payment Spreadsheet opposite the name of each individual, a portion of such award shall be settled in Acquiror Class A Common Stock and a portion of such award shall be settled in cash, which stock and cash shall constitute part of the LTIP Consideration, and shall be issued and paid in respect of the holder of such LTIP Units in conjunction with or immediately after the OpCo Merger Effective Time. With respect to each outstanding provisionally vested LTIP Unit that continues to be subject to a time-based vesting schedule immediately after the OpCo Merger Effective Time, and as set forth in the Final Payment Spreadsheet opposite the name of each individual, the requisite number of shares of Acquiror Class A Common Stock and cash needed to satisfy payment under the LTIP Unit shall constitute a part of the LTIP Consideration and shall be granted and paid to an escrow agent reasonably acceptable to the Company and Acquiror (the “Escrow Agent”) on behalf of each such individual and shall be held by the Escrow Agent pursuant to the terms and conditions of an escrow agreement (the “Escrow Agreement”) pending satisfaction of the vesting schedule applicable thereto that is set forth in the Final Payment Spreadsheet opposite the name of each individual (the “Time Vesting Provisions Schedule”). Upon satisfaction of each tranche of the Time Vesting Provisions Schedule, the corresponding Acquiror Class A Common Stock and corresponding cash shall be released from escrow and delivered to the individual immediately after the applicable vesting date, less any mandatory withholding obligation implemented by the Escrow Agent pursuant to the Escrow Agreement on behalf of Acquiror; provided that the Escrow Agent is obligated to immediately effectuate an open market sale of the minimum number of shares of Acquiror Class A Common Stock that is necessary for Acquiror to satisfy its withholding obligation at the supplemental withholding rate and to effectuate its deposit obligation to the U.S. Treasury, and then remit such sale proceeds to Acquiror for it to effectuate the foregoing deposit obligations. To the extent an outstanding LTIP Unit remains subject to the Time Vesting Provisions Schedule immediately after the OpCo Merger Effective Time and its Time Vesting Provisions Schedule is not thereafter satisfied by the individual holding the LTIP Unit, then such portion of the LTIP Unit that failed the Time Vesting Provisions Schedule shall be automatically and immediately forfeited by the LTIP Unit holder with no consideration paid to such LTIP Unit holder, and the cash and Acquiror Class A Common Stock underlying such forfeited LTIP Unit shall revert to the escrow for the benefit of the remaining escrow holders, the former Company Unitholders (other than the Blockers), FTV Blocker Holder and Tiger Blocker Holder; provided, however, that the Escrow Agent shall immediately facilitate an open market sale of the Acquiror Class A Common Stock and hold the resulting sale proceeds in escrow for the benefit of the remaining escrow holders, the former Company Unitholders (other than the Blockers), FTV Blocker Holder and Tiger Blocker Holder. The resulting proceeds of such a sale shall be distributed to such parties as provided in the Escrow Agreement. The term “LTIP Consideration” means the Acquiror Class A Common Stock and cash to be issued and payable in respect of LTIP Units outstanding immediately prior to the OpCo Merger Effective Time pursuant to this Section 2.02(d).

(e) The LTIP Plan shall be terminated and each LTIP Unit issued and outstanding under the LTIP Plan shall be canceled effective as of the OpCo Merger Effective Time in exchange for the consideration specified in Section 2.02(d) above, other than Forfeited LTIP Units which shall be canceled and forfeited as of the OpCo Merger Effective Time for no consideration. For the avoidance of doubt, all transferability and other restrictions applicable to LTIP Units prior to the OpCo Merger Effective Time (other than the vesting provisions set forth in the Time Vesting Provisions Schedule and, except for (i) the “net settlement” of distributions of Acquiror Class A Common Stock to holders of LTIP Units as contemplated by Section 2.02(d) in respect of applicable tax withholding obligations, (ii) the ability of the holders of LTIP Units to “sell to cover” any remaining tax obligation and (iii) any agreed “lock up” provisions to which an individual agrees (which shall be subject to the foregoing exceptions on the sale of Acquiror Class A Common Stock issued to the holders of LTIP Units as part of the LTIP Consideration)), shall not apply to the LTIP Consideration from and after the OpCo Merger Effective Time; provided, however, that any confidentiality, non-competition, non-solicitation, invention assignment or similar covenant contained within any LTIP Unit award agreement shall survive a termination of the LTIP Plan and remain outstanding in accordance with its terms until the applicable employee that is party thereto enters into a replacement confidentiality, non-competition, non-solicitation or other similar agreement or covenant on substantially similar or otherwise customary terms post-Closing.

(f) As of the OpCo Merger Effective Time, the Company Membership Units owned by the Unblocked Company Unitholders shall be canceled and shall be exchanged for the portion of the Company Cash Consideration, the number of the Aggregate Class EX Units and the number of shares of Acquiror

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Class C Common Stock (the “Voting Stock Consideration”) set forth in the Final Payment Spreadsheet opposite the name of each such Unblocked Company Unitholder (including, for the avoidance of doubt, holders of provisionally vested Class C Units as described in the Final Payment Spreadsheet) and their respective rights under the Tax Receivable Agreement. In accordance with and subject to the terms of the Company A&R LLCA and the Restated Acquiror Charter, each Company Class EX Unit, when accompanied with a corresponding share of Acquiror Class C Common Stock, shall be redeemable by the Company at the direction of the holder for one (1) share of Acquiror Class A Common Stock (subject to appropriate adjustment in the event of any stock split, stock combination, stock dividend or similar event with respect to the Acquiror Class A Common Stock) or, at the option of the Company, the Cash Election Amount (as defined in the Company A&R LLCA). The Aggregate Class EX Units issued in the OpCo Merger (including those issued in accordance with Section 2.02(g) below in respect of Company Equity Awards), the Voting Stock Consideration and the Company Cash Consideration are collectively referred to herein as the “Company Merger Consideration.” Except as specified in accordance with Section 2.02(g) with respect to provisionally vested Class C Units, each Unblocked Company Unitholder shall own the number of Company Class EX Units and the number of shares of Acquiror Class C Common Stock and shall receive the portion of the Company Cash Consideration set forth opposite such holder’s name as set forth on the Final Payment Spreadsheet. Concurrently with the OpCo Merger Effective Time, all of the Unallocated Class C Units shall be canceled for no consideration and shall cease to exist.

(g) The Final Payment Spreadsheet shall contain a list of (i) all Company Unitholders that own Class C Units that will be vested, and separately those that will be provisionally vested, at the OpCo Merger Effective Time and (ii) all equity-based incentive awards (whether equity-settled or cash-settled, but excluding LTIP Units) that are issued and outstanding prior to the OpCo Merger Effective Time (collectively, the “Company Equity Awards”), and will set forth whether each such Company Equity Award is vested or provisionally vested, becomes vested or remains provisionally vested as of the OpCo Merger Effective Time, and in the case of Class C-2AD Units and Class C-3AD Units, the number of Class C-2AD Units and Class C-3AD Units that have not and as of the OpCo Merger Effective Time will not satisfy the PIK Vesting Requirement applicable to such Class C-2AD Units or Class C-3AD Units, as applicable (such Class A-2AD Units and Class A-3AD Units that will not satisfy the PIK Vesting Requirement applicable thereto, the “Forfeited Anti-Dilution Units”). With respect to (i) each such Class C Unit that is or becomes vested prior to or at the OpCo Merger Effective Time, the Company Merger Consideration payable in respect thereof shall be specified in the Final Payment Spreadsheet and shall be payable at the OpCo Merger Effective Time, and (ii) each such Class C Unit that does not vest at or prior to the OpCo Merger Effective Time (excluding Unallocated Class C Units) and remains a provisionally vested Class C Unit immediately after the OpCo Merger Effective Time, the Company Merger Consideration payable in respect thereof shall be as separately specified in the Final Payment Spreadsheet, and the Company Merger Consideration payable in respect of each such provisionally vested Class C Unit shall be delivered to the Escrow Agent to be held in escrow until such Company Merger Consideration is released to the former holder of the applicable provisionally vested Class C Unit in accordance with the vesting schedule applicable thereto that is specified in the Time Vesting Provisions Schedule.

(h) Notwithstanding any other provision of this Agreement or any other agreement to the contrary: (i) the Transactions will, when consummated as contemplated by this Agreement and the other Transaction Documents, constitute a “Sale of the Company” under the terms of the Company LLC Agreement and the various Class C Unit grant agreements and LTIP Unit grant agreements and a ”Liquidity Event” under the terms of the Company LLC Agreement and the various Class C Unit grant agreements and LTIP Unit grant agreements; (ii) the Unblocked Company Unitholders and LTIP Unit holders shall receive the same percentage of cash and share equity (either Acquiror Class A Common Stock for LTIP Unit holders or the combination of Company Class EX Units and Acquiror Class C Common Stock for Unblocked Company Unitholders) consideration as the other non-employee Unblocked Company Unitholders; and (iii) Unblocked Company Unitholders will participate in the benefits of distributions under the TRA on the same basis as other non-employee Unblocked Company Unitholders in the Company.

SECTION 2.03 Total Consideration. Notwithstanding anything to the contrary in this Agreement, the number of shares and units constituting the Total Equity Interest Consideration shall equal the quotient of (a) the excess of (i) the Pre-Money Equity Value over (ii) the Total Cash Consideration, and (b) $10.00, and the number of Company Class X Units and warrants of the Company held, in the aggregate, by Acquiror Sub, Holdings I and

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Holdings II following the consummation of the Transactions shall equal the number of shares of Acquiror Class A Common Stock and Acquiror Warrants, as applicable, outstanding following the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate cash consideration paid by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub pursuant to this Agreement exceed the Total Cash Consideration.

SECTION 2.04 Payment Spreadsheet; LTIP Consideration; Company Certificate; Acquiror Certificate.

(a) No less than ten (5) Business Days prior to the date that the Registration Statement is declared effective by the SEC, the Company shall prepare, or cause to be prepared, and deliver to Acquiror, a schedule (the “Interim Payment Spreadsheet”) setting forth the Tiger Blocker Consideration, FTV Blocker Consideration, Company Merger Consideration and LTIP Consideration (which includes (i) the breakdown of Company Merger Consideration for each Unblocked Company Unitholder (other than the Blockers) and the LTIP Consideration due to each holder of LTIP units, in each case, as determined in accordance with the applicable provisions of the Company LLC Agreement (as in effect immediately prior to the OpCo Merger), (ii) an indication for each holder of Class C Units or LTIP Units of the portion of such Company Merger Consideration or LTIP Consideration that is (A) fully vested and distributable at Closing, (B) provisionally vested and subject to vesting in accordance with the applicable provisions in the Time Vesting Provisions Schedule and to be held in escrow pending satisfaction of such applicable additional vesting provisions and (C) the number of authorized but unallocated Class C Units (such authorized and unallocated Class C Units, the “Unallocated Class C Units”) and (iii) the number of Company Class EX Units and corresponding shares of Acquiror Class C Common Stock issuable upon the exercise of Company Warrants following the OpCo Merger Effective Time in accordance with Section 2.05. The Interim Payment Spreadsheet may be updated prior to the Closing to include certain updates since the date of delivery, and a final Payment Spreadsheet (the “Final Payment Spreadsheet”) shall be delivered by the Company to Acquiror no less than five (5) Business Days prior to Closing; provided, that the Interim Payment Spreadsheet may only be updated (1) to reflect any vesting, forfeiture, repurchase or redemption of Class C Units or LTIP Units in accordance with their terms that has occurred since the delivery of the Interim Payment Spreadsheet in accordance with this Section 2.04(a), (2) to reflect continued accrual of Company PIK Units to the holders of Class A-1 Units, Class A-2 Units and Class A-3 Units, (3) to update the Tiger Blocker Consideration, FTV Blocker Consideration, Company Merger Consideration and LTIP Consideration to give effect to the reduction in the Total Equity Interest Consideration and Total Cash Consideration as a result of the calculation of the Total Cash Consideration in accordance with the definition of Total Cash Consideration or (4) otherwise with Acquiror’s prior consent, which consent shall not be unreasonably withheld, conditioned or delayed (collectively, the “Permitted Updates”); provided, further, that, notwithstanding the foregoing, the allocation of the Tiger Blocker Consideration, FTV Blocker Consideration and Company Merger Consideration set forth on the Interim Payment Spreadsheet may be adjusted in the Final Payment Spreadsheet, but only to the extent such adjustments are necessary as a direct result of the Permitted Updates (such allocation, the “Final Consideration Allocation”). The Final Consideration Allocation shall be binding on all parties and shall be used by the Company and Acquiror for purposes of issuing (i) the Tiger Blocker Consideration to Tiger Blocker Holder, (ii) the FTV Blocker Consideration to FTV Blocker Holder, (iii) the Company Merger Consideration payable pursuant to this Article II (A) to the Unblocked Company Unitholders (other than the Blockers, Holdings I, Holdings II and holders of provisionally vested Class C Units), (B) to the Escrow Agent in respect of provisionally vested Class C Units and provisionally vested Company Equity Awards and (C) to holders of vested Company Equity Awards and (iv) the LTIP Consideration payable pursuant to this Article II in respect of LTIP Units (including vested and provisionally vested LTIP Units as contemplated by Section 2.02(d). In issuing the Tiger Blocker Consideration, FTV Blocker Consideration, Company Merger Consideration and LTIP Consideration pursuant to this Article II, the Company and Acquiror shall be entitled to rely fully on the allocation of the Tiger Blocker Consideration, FTV Blocker Consideration, Company Merger Consideration and LTIP Consideration set forth on the Final Payment Spreadsheet and shall not be liable to any Equity Members of the Company for the accuracy of any payments made to such holders in accordance therewith.

(b) On the Closing Date, the Company shall deliver to Acquiror a certificate (the “Company Certificate”), duly executed by the chief financial officer of the Company, (i) setting forth the amount of the Company Cash, (ii) setting forth the aggregate Company Transaction Expenses and (iii) certifying the accuracy and completeness of the Final Payment Spreadsheet attached to such Company Certificate.

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(c) On the Closing Date, Acquiror shall deliver to the Company a certificate (the “Acquiror Certificate”), duly executed by an authorized officer of Acquiror, setting forth as of immediately prior to the OpCo Merger Effective Time: (i) the amount of Acquiror Cash and (ii) all indebtedness, debts and other liabilities, commitments and obligations of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, all fees, costs and expenses incurred by or on behalf of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub in connection with the Transactions, the Private Placement and the fees, costs and expenses incurred by Acquiror and to a duly formed transaction committee of the Acquiror Board’s financial advisors and legal counsel, including the Deferred IPO Fees, in each case, that remain unpaid as of the Reference Time (the aggregate amount set forth on the Acquiror Certificate, the “Acquiror Expenses”).

SECTION 2.05 Company Warrants. At the OpCo Merger Effective Time, each Company Warrant that is outstanding immediately prior to the OpCo Merger Effective Time shall cease to represent a right to acquire Class A-1 Units, Class A-2 Units or Class A-3 Units, as applicable, and shall be converted in accordance with the terms of the warrant agreement for such Company Warrant, at the OpCo Merger Effective Time, into the right to acquire a number of Company Class EX Units and corresponding shares of Acquiror Class C Common Stock as set forth on the Final Payment Spreadsheet. The parties shall take all lawful action to effect the aforesaid provisions of this Section 2.05.

SECTION 2.06 Withholding. Notwithstanding any provision contained herein to the contrary, the parties shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. If any party so withholds amounts and remits such amounts to the applicable Governmental Authority, such amounts so withheld and remitted shall be treated for all purposes of this Agreement as having been paid to such person. Acquiror shall use commercially reasonable efforts to (a) at least five (5) Business Days prior to the Closing, notify the Company of any anticipated withholding with respect to the FTV Blocker Consideration, Tiger Blocker Consideration or the Company Merger Consideration (other than from the failure of FTV Blocker Holder, Tiger Blocker or any Company Unitholder (other than the Blockers) or holder of LTIP Units to deliver to Acquiror or the Company an IRS Form W-9 with respect to such person), (b) consult with the Company in good faith to determine whether such deduction and withholding is required under applicable Tax Law and (c) cooperate with the Company in good faith to minimize the amount of any applicable withholding. For the avoidance of doubt, each of Acquiror, MergerCo2, and the Tiger Surviving Company shall be entitled to deduct and withhold from the Tiger Blocker Consideration any amounts required to be withheld under Tax Law in connection with the deemed repayment of the Tiger Note as described in Section 2.01(b).

SECTION 2.07 Surrender and Payment.

(a) Prior to the OpCo Merger Effective Time, Acquiror shall appoint an exchange agent (the “Exchange Agent”) reasonably satisfactory to the Company, it being agreed that Continental Stock Transfer & Trust Company is an acceptable Exchange Agent, for the purpose of distributing the consideration payable in respect of Acquiror Class B Common Stock and the Tiger Blocker Consideration, FTV Blocker Consideration and Company Merger Consideration payable pursuant to the provisions of this Article II.

(b) Prior to the OpCo Merger Effective Time, Acquiror shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Company Membership Units and Company Equity Awards, for payment in accordance with this Article II, (i) the Total Cash Consideration and (ii) a number of shares of Acquiror Class A Common Stock and Acquiror Class C Common Stock sufficient to deliver the Tiger Blocker Consideration and FTV Blocker Consideration and the Company Merger Consideration, in each case, payable pursuant to this Agreement. All cash and book-entry shares representing shares of Acquiror Class A Common Stock and Acquiror Class C Common Stock deposited by Acquiror with the Exchange Agent for distribution pursuant to this Article II are referred to in this Agreement as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions to be delivered to the Exchange Agent by Acquiror, deliver the appropriate cash amount, if any, and shares of Acquiror Class A Common Stock and Acquiror Class C Common Stock out of the Exchange Fund pursuant to the provisions of this Article II. The Exchange Fund will not be used for any other purpose.

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(c) After the OpCo Merger Effective Time, there will be no further registration of transfers of Company Membership Units or Company Equity Awards. From and after the OpCo Merger Effective Time, the Company Unitholders and holders of Company Equity Awards will cease to have any rights with respect to the Company Membership Units or Company Equity Awards, except as otherwise provided in this Agreement, by applicable Law or, in the case of provisionally vested Class C Units or Company Equity Awards, by the Time Vesting Provisions Schedule.

(d) No fractional shares of Acquiror Class A Common Stock, Acquiror Class C Common Stock or Company Class EX Units shall be issued by virtue of the Blocker Mergers or the OpCo Merger. Each holder of Company Membership Units or vested Company Equity Awards who would otherwise be entitled to receive a fraction of a share of Acquiror Class A Common Stock (after aggregating all fractional shares of Acquiror Class A Common Stock issuable to such holder) or a fractional Company Class EX Unit (and corresponding fractional share of Acquiror Class C Common Stock) shall, in lieu of such fractional thereof, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by $10.00; provided, for the avoidance of doubt, that no cash shall be payable with respect to any fractional share of Acquiror Class C Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub to enter into this Agreement, except as set forth in the Company’s disclosure schedule delivered to Acquiror concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub as follows:

SECTION 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The Company has the requisite limited liability company or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not individually or in the aggregate, be material to the Company. The Company is duly qualified or licensed as a foreign limited liability company or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be material to the Company.

(b) The Company does not have, and except as set forth on Section 3.01(b) of the Company Disclosure Schedule, has never had any subsidiaries. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or business association or other entity.

SECTION 3.02 Organizational Documents. The Company has heretofore furnished to Acquiror a complete and correct copy of the certificate of formation and the Company LLC Agreement, each as amended to date, of the Company. Such Organizational Documents are in full force and effect. The Company is not in breach or violation of any of the provisions of its Organizational Documents that would, individually or in the aggregate, be material to the Company.

SECTION 3.03 Capitalization.

(a) The outstanding membership interests of the Company: (i) have been duly authorized and validly issued and are fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the DLLCA); (ii) were issued in compliance in all material respects with applicable Law; and (iii) were not issued in breach or violation of any Contract or preemptive rights, rights of first refusal or other similar rights.

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(b) As of the date of this Agreement, and as described in Section 2.02(g) (hereby incorporated by reference into this Section 3.03(b)), the outstanding membership interests of the Company consist of (i) 296,302 Class A-1 Units; (ii) 225,972 Class A-2 Units; (iii) 376,395 Class A-3 Units; (iv) 78,717 Class B Units, for an aggregate total of 977,386 Company Equity Units; (v) 97,923 Class C-1 Units; (vi) 30,832 Class C-2 Units and 16,455 Class C-2AD Units; and (vii) 150,000 Class C-3 Units and 155,853 Class C-3AD Units (collectively with any Company PIK Units that accrue after the date of this Agreement and before the OpCo Merger Effective Time in accordance with the Company LLC Agreement, the “Company Membership Units”), all of which are held by the persons listed in Section 3.03(b) of the Company Disclosure Schedule (or in the case of Company PIK Units that accrue after the date of this Agreement and before the OpCo Merger Effective Time in accordance with the Company LLC Agreement, will be held by the persons entitled thereto in accordance with the Company LLC Agreement). 92,496 Class C Units are unallocated and will be forfeited at Closing. As of the date of this Agreement, there are 2,393 Class A-1 Warrants issued and outstanding and 12,491 Class A-2 Warrants issued and outstanding (collectively, the “Company Warrants”), all of which are held by the persons listed in Section 3.03(b) of the Company Disclosure Schedule. As of the date of this Agreement, and as described in Section 2.02(d) (hereby incorporated by reference into this Section 3.03(b)), the outstanding LTIP Units of the Company, which are a subset of the relevant class totals listed above, consist of (i) 16,543 Class C-1 LTIP Units; (ii) 13,499 Class C-2 LTIP Units and 7,173 Class C-2AD LTIP Units; and (iii) 26,068 Class C-3 LTIP Units and 22,094 Class C-3AD LTIP Units. Except for the rights of holders of Class A-1 Units and Class A-2 Units to receive Class A Preferred PIK Distributions (as defined in the Company LLC Agreement) and Class A-3 to receive Class A-3 Preferred PIK Distributions (as defined in the Company LLC Agreement) in accordance with Section 5.1 of the Company LLC Agreement, the rights of holders of Class A-1 Units, Class A-2 Units and Class A-3 Units to convert such membership interests into Class B Units, and the rights of holders of Class A-1 Warrants and Class A-2 Warrants to convert such warrants into Class A-1 Units and Class A-2 Units, respectively, no membership or other equity or voting interests of the Company, or options, warrants or other rights to acquire any such membership or other equity or voting interests of the Company is issued and outstanding.

(c) Except as noted in Section 3.03(b), there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character that the Company is a party to relating to any membership interests in the Company or obligating the members or the Company to issue or sell any membership interests, or any other interest, in the Company. Other than the Company’s Organizational Documents, there are no voting trusts, proxies or other agreements or understandings in effect to which the Company is a party with respect to the voting or transfer of any of the membership interests.

SECTION 3.04 Authority Relative to This Agreement. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder in accordance with and upon the terms and conditions set forth herein, subject to the approval and adoption of this Agreement, the OpCo Merger and the Transactions by the Equity Members. The Equity Members that are parties to the Company Support Agreement collectively own a sufficient number of Company Equity Units to approve and adopt this Agreement, the OpCo Merger and the Transactions by Member Approval in accordance with the existing Company LLC Agreement and the DLLCA. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly unanimously authorized and approved by the Company Board and, subject to obtaining the Member Approval, no other proceedings on the part of the Company or its members are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, Tiger Blocker and FTV Blocker, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; provided, that the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity affecting the availability of specific performance and other equitable remedies (the “Enforceability Exceptions”).

SECTION 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not: (i) conflict with or violate the Organizational Documents

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of the Company; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any U.S. federal or state or non-U.S. statute, law, ordinance, regulation, rule, code, restriction, executive Order, injunction, judgment, directive, decree or other Order (“Law”) applicable to the Company or any aspect of its business or by which any property or asset of the Company is bound or affected; or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, be material and adverse to the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any U.S. federal, state, county or local or non-U.S. government, governmental, regulatory, administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements, if any, of the Securities Act, Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any Law concerning the deemed assignment or transfer of any Company Permit that is applicable in a state in which the Company conducts any of its business or otherwise required in connection with any of the transactions contemplated hereby or the consummation thereof, each of which is set forth on Section 3.05(b)(i) of the Company Disclosure Schedule, and filing and recordation of appropriate merger documents as required by the DLLCA; and (ii) such consents, approvals, authorizations, permissions, filings or notifications which, if not made or obtained, would not, individually or in the aggregate, materially impair the Company’s business, or any aspect thereof, following the consummation of the transactions contemplated hereby.

SECTION 3.06 Permits; Compliance. The Company is in possession of all franchises, grants, authorizations, licenses, qualifications, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority necessary for the Company to lawfully own, lease and operate its properties or to carry on its business and each aspect thereof as it is now being conducted in compliance with all applicable Law in the respective locations where the Company conducts the applicable business (the “Company Permits”), including with respect to the origination, brokering, servicing, subservicing, marketing, offering or sale of any loans, financing, installment sales contracts or related products or services as applicable, except such Company Permits with respect to which the failure to possess would not be material to the business of the Company. A list of the Company Permits, the respective types and jurisdictions related thereto are listed on Section 3.06 of the Company Disclosure Schedule. The Company Permits held by the Company are valid and in full force and effect, and no suspension, revocation, involuntary termination or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. The Company and its conduct of its business and each aspect thereof is, and since the Look-Back Date, has been, in compliance in all material respects with all Laws applicable to it in connection with its business or any aspect thereof, including with respect to its origination, brokering, servicing, subservicing, marketing, offering or sale of any loans, financing or related products or services, as applicable. Since the Look-Back Date, no Governmental Authority or representative thereof has notified the Company or any of its Affiliates that the Company or any of its representatives has violated, or is alleged to have violated, any such applicable Law, or that it has or intends to commence an investigation with respect to any failure of the Company or any of its representatives to comply with any applicable Law.

SECTION 3.07 Financial Statements.

(a) The Company has made available to Acquiror in the Virtual Data Room true and complete copies of the audited balance sheet of the Company as of December 31, 2018 and December 31, 2019 and the related audited statements of income, cash flows and changes in equity of the Company for each of the years then ended (collectively, the “Audited Financial Statements”), which are attached as Section 3.07(a) of the Company Disclosure Schedule, and which contain an unqualified report of the Company’s auditors. Each of the Audited Financial Statements (including the notes thereto) as of the date of delivery of such Audited

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Financial Statements was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein. Each Audited Financial Statement was audited in accordance with American Institute of Certified Public Accountants (“AICPA”) standards.

(b) The Company has made available to Acquiror in the Virtual Data Room a true and complete copy of the unaudited balance sheet of the Company as of September 30, 2020 (the “2020 Balance Sheet”), and the related unaudited statements of income, cash flows, and changes in equity of the Company for the 9-month period then ended (collectively, the “Interim Financial Statements”), which are attached as Section 3.07(b) of the Company Disclosure Schedule. The Interim Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and fairly present, in all material respects, the financial position, results of operations, and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein, subject to normal and recurring year-end adjustments (none of which would be material individually or in aggregate), the absence of footnote disclosure (none of which if presented would materially differ from those presented in the Audited Financial Statements), and changes to be made with respect to financial statements in accordance with AICPA Standards.

(c) The Company has no liabilities or obligations that are of the type that would be set forth on a balance sheet of the Company prepared in accordance with GAAP other than: (i) liabilities and obligations specifically reflected in and adequately reserved against in the 2020 Balance Sheet; (ii) liabilities and obligations incurred since the date of the 2020 Balance Sheet in the ordinary course of business (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any regulations or any Law); and (iii) liabilities and obligations that are not, individually or in the aggregate, material to the Company.

(d) The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company has designed and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) Since the Look-Back Date, (i)  neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding questionable accounting or improper revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(f) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by the Company. The Company or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has not discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

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(g) For the avoidance of doubt, none of the items set forth on Section 3.07(g) of the Company Disclosure Schedule shall be deemed material (either individually or in the aggregate) with respect to this Section 3.07.

SECTION 3.08 Absence of Certain Changes or Events. Since December 31, 2019 and prior to the date of this Agreement, except as otherwise reflected in the Interim Financial Statements or as expressly contemplated by this Agreement (a) the Company has conducted in all material respects its business in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect and (c) the Company has not taken any action that, if taken after the date of this Agreement would constitute a breach of any of the covenants set forth in Section 6.01.

SECTION 3.09 Absence of Litigation. As of the date of this Agreement, there is no litigation, suit, claim, charge, grievance, arbitration, action, judicial or administrative proceeding or, to the knowledge of the Company, investigation or audit (an “Action”) pending, or, to the knowledge of the Company, threatened in writing against the Company, or any property or asset of the Company, (other than routine claims for benefits pursuant to a plan) that, individually or in the aggregate, is material to the Company, its business, operations or assets. Neither the Company nor any property or asset of the Company is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would be material and adverse to the Company.

SECTION 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material Company Employee Benefit Plan.

(b) With respect to each Company Employee Benefit Plan set forth in Section 3.10(a) of the Company Disclosure Schedule, to the extent applicable, the Company has furnished or made available to Acquiror (i) the most recent plan document and all amendments thereto (or written descriptions of the material terms thereof), (ii) the most recent summary plan description and summary material modifications thereto, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and, if applicable, opinion or advisory letter issued by the IRS, and (v) the nondiscrimination testing results for the past three (3) plan years for which such results are available.

(c) Each Company Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service (“IRS”) with respect to such qualification, or may rely on an opinion or advisory letter issued by the IRS with respect to a master/prototype or volume submitter plan, and, to the knowledge of the Company, no event or omission has occurred that would cause any such Company Employee Benefit Plan to lose such qualification.

(d) (i) Each Company Employee Benefit Plan is, and has been operated and administered in material compliance with applicable laws and regulations and its terms; (ii) as of the date of this Agreement, no litigation or governmental administrative proceeding, audit or other similar proceeding (other than those relating to routine claims for benefits) is pending, or to the knowledge of the Company, threatened in writing with respect to any Company Employee Benefit Plan; (iii) except as would not reasonably be expected to result in material liability to the Company, all payments and/or contributions required to have been timely made with respect to all Company Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Benefit Plan and applicable law; and (iv) except as set forth in Section 3.10(d) of the Company Disclosure Schedule, the Company is not party to any outstanding loan agreements with any current employee, officer or director of the Company.

(e) No Company Employee Benefit Plan is or was, and neither the Company nor any ERISA Affiliate has ever maintained or contributed to or has any liability (contingent or otherwise) under (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a multiemployer plan, as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as described in Section 413(c) of the Code or (iv) a multiple employer welfare arrangement as described in Section 3(40) of ERISA.

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(f) None of the Company Employee Benefit Plans provides or promises, nor does the Company have any obligation to provide, retiree medical or life insurance benefits to any current or former employee, director, or consultant of the Company after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law) except for existing employment or severance agreements in effect as of the date hereof that provide payment of health and welfare premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended following an involuntary termination of employment for a period of time not to exceed six months.

(g) Each Company Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(h) Except as set forth in Section 3.10(h) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not (either alone or in combination with another event) (i) result in any payment or benefit from the Company becoming due, or increase the amount of any payment or benefit due, to any current or former employee, director or independent contractor of the Company, (ii) materially increase any benefits otherwise payable under any Company Employee Benefit Plan or otherwise or (iii) result in the acceleration of the time of payment, vesting, funding, or forgiveness of indebtedness of any compensation or benefits from the Company to any current or former employee, director or independent contractor of the Company.

(i) The Transactions contemplated by this Agreement will not result in any amount paid or payable to any current or former employee, director or independent contractor of the Company being classified as an excess parachute payment under Section 280G of the Code. The Company does not have any actual obligation (or to the knowledge of the Company, a potential obligation) to reimburse or otherwise “gross-up” any person for any Tax incurred pursuant to Section 409A or 4999 of the Code.

(j) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Company Employee Benefit Plan which would reasonably be expected to result in material liability to the Company or Acquiror. There have been no acts or omissions by the Company or, to the knowledge of the Company, any ERISA Affiliate that have given rise to any fines, penalties, taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code that would reasonably be expected to result in material liability to the Company or Acquiror.

(k) The Company and each ERISA Affiliate has complied in all material respects with Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder.

SECTION 3.11 Labor and Employment Matters.

(a) The Company has provided Acquiror with a complete list of each individual employed by the Company along with his or her: (i) job title and location of employment; (ii) base salary or hourly rate of pay; (iii) status as exempt or non-exempt under the Fair Labor Standards Act and similar, applicable state Law(s); (iv) bonus compensation and other compensation for which he or she is eligible; (v) hire date and service date (if different); (vi) leave status (including nature and expected duration of any leave); and (vii) details of any visa or other work permit.

(b) (i) Since the Look-Back Date, (y) the Company has been and is in compliance in all material respects with all applicable Laws respecting labor and employment, including all such Laws relating to fair employment practices, workplace safety and health, terms and conditions of employment, wage and hours, recordkeeping, employee leave, employee trainings, anti-discrimination, anti-harassment, and anti-retaliation, workers compensation, and immigration, and (z) the Company is not delinquent in any payments to any of its employees or Contingent Workers for any wages, salaries, fees, commissions, bonuses, incentive payments, or any other compensation for any services performed by them, and (ii) the Company has not received service of process or other notice that the Company has been named as a party to, or is threatened to be a party to, any Action in or before any court or Governmental Authority or is subject to an investigation or audit by a Governmental Authority with respect to any aspect of its labor or employment practices, including any investigation or audit regarding potential misclassification of any person as either exempt or

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non-exempt for wage and hour purposes or any misclassification of any person as an independent contractor or consultant rather than as an employee, and, to the knowledge of the Company no such claim, charge, lawsuit, investigation or audit is threatened. Since the Look-Back Date, the Company has properly classified its employees as either exempt or non-exempt for wage and hour purposes; and has properly classified and treated its independent contractors, consultants and other Contingent Workers in accordance with all applicable Laws and for purposes of all employee benefit plans and perquisites. Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, all employees of the Company are employed on an at-will basis, with employment that may be terminated upon one-day’s notice or less and without severance obligations.

(c) There have been no strikes, slowdowns, work stoppages, lockouts, or picketing, or, to the knowledge of the Company, threats thereof, by or on behalf of employees of the Company against or involving the Company. The Company is not, and has not been, a party to or bound by any collective bargaining agreement or other similar labor contract or any other agreement with a labor union or similar representative of employees, and, to the knowledge of the Company, there has been no organizing activity or representation campaign, or threats thereof, by or involving employees of the Company. There have been no unfair labor practice charges against the Company before the National Labor Relations Board or other similar Governmental Authority, or, to the knowledge of the Company, any threats thereof and the Company has not breached or otherwise failed to comply with the provisions of any collective bargaining agreement or similar labor contract, and, to the knowledge of the Company, there have been no grievances or arbitrations, or threats thereof, against the Company under any such agreement or contract.

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, since the Look-Back Date, (i) there have been no suits, claims, charges, grievances, counterclaims, investigations, audits, or other Actions at law or in equity by, in or before any court, any other Governmental Authority, or in any arbitral or alternate dispute resolution forum (A) between the Company and any of its current or former employees or Contingent Workers or (B) against the Company with respect to any labor or employment matters (including with respect to any wage-related matters), (ii)  there have been no charges of discrimination, harassment or retaliation in employment or employment practices for any reason that have been filed or asserted, or, to the knowledge of the Company, threats thereof, against the Company with or before the United States Equal Employment Opportunity Commission or any other Governmental Authority, (iii) the Company has not been found by any applicable Governmental Authority in violation of any Laws relating to employees or other labor- or employment-related matters, (iv) the Company has not been party to, or otherwise bound by, any consent decree with, or citation by, any applicable Governmental Authority relating to its current or former employees, employment practices, or labor or employment matters, and (v) the Company has not been subject to any audit or, to the knowledge of the Company, investigation in respect of any of its employment policies or practices or otherwise in respect of any labor or employment matters by the Occupational Safety and Health Administration, the Department of Labor, or any other applicable Governmental Authority, or subject to fines, penalties, or assessments associated with such audits or investigations and, to the knowledge of the Company, as of the date of this Agreement no such audit or investigation is threatened.

SECTION 3.12 Real Property; Title to Assets.

(a) As of the date hereof, the Company does not own any parcel of real property.

(b) Section 3.12(b) of the Company Disclosure Schedule contains a true and complete list of all of the real property leased or subleased by the Company in connection with the conduct of its business (“Leased Real Property”), with the name of the lessor and the date of the lease, sublease or license (as applicable) and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Acquiror in the Virtual Data Room. Each lease set forth in Section 3.12 of the Company Disclosure Schedule is a valid and binding obligation of the Company and is in full force and effect. None of the Company nor, to the knowledge of the Company, any landlord of the Leased Real Property is in default in any material respect and there is no event of default (or event which, with notice or lapse of time, or both, would constitute a default in any material respect) under any lease set forth in Section 3.12 of the Company Disclosure Schedule and there are no condemnation proceedings pending or, to the knowledge of the Company, threatened, as to any Leased Real Property.

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(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by the Company for the purposes for which it is currently being used, except as would not have a Company Material Adverse Effect. To the knowledge of the Company, there are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not have a Company Material Adverse Effect.

(d) The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not have a Company Material Adverse Effect.

SECTION 3.13 Intellectual Property.

(a) The Company exclusively owns or duly licenses, free and clear of all Liens, other than Permitted Liens, all Intellectual Property used in and necessary for the business of the Company as now conducted. Section 3.13(a) of the Company Disclosure Schedule contains a complete list of the registered patents, trademarks, copyrights and domain names and pending patent, trademark and copyright applications owned by the Company. The Company IP Rights shall, except as otherwise disclosed in Section 3.13 of the Company Disclosure Schedule, be available for use by the Company immediately after the Closing Date on materially the same terms and conditions to those under which each such entity owned or used such Intellectual Property immediately prior to the Closing Date. The Company-Owned Intellectual Property Rights are subsisting and, to the knowledge of the Company, valid and enforceable. Each employee of the Company, and each contractor, consultant or other person who has engaged with the Company and, in each of the foregoing instances, contributed to the conception, development or reduction to practice of any material Company-Owned Intellectual Property Rights has assigned to the Company all of his or her rights to such Intellectual Property. Except for off-the-shelf software and other similar items licensed on a non-exclusive basis and used in the ordinary course of its business, except as otherwise disclosed in Section 3.13 of the Company Disclosure Schedule, the Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution or provision of any Company Products or other Company IP Rights. The conduct and operation of the Company’s business does not infringe or misappropriate, and has not since the Look-Back Date infringed or misappropriated, any Intellectual Property Rights of other persons and, to the knowledge of the Company, there has been no material infringement or violation by a third party of any of the Company-Owned Intellectual Property Rights, except as otherwise disclosed in Section 3.13 of the Company Disclosure Schedule. As of the date of this Agreement, the Company has not received any written claim or threat alleging that it has violated or, by conducting its business, would violate any of the Intellectual Property rights of any other person. The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all trade secrets and proprietary information used in conducting the business (“Company Proprietary Information”) and there has not been any breach or unauthorized use of, disclosure of or loss by any party of Company Proprietary Information. There has been no failure, material substandard performance, or breach of any Business Systems, or of the computer systems of Company contractors that has caused any material disruption to the business, activities or operations of the Company or resulted in any unauthorized intrusion, disclosure of, or access to any data owned, collected or controlled by the Company. The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the business of the Company as currently conducted by the Company. The Company maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and such plans and procedures have been effective upon testing in all material respects, and since the Look-Back Date.

(b) None of the software owned by the Company or licensed by the Company and incorporated into and licensed, sold or distributed with the Products includes or incorporates any software, including “open source” or similar software, in such a manner as to require the Company to (i) disclose or distribute in source code form, license for making derivative works, or redistribute at no or de minimis charge any such Product of the Company (other than the applicable open source or similar software) or (ii) give third parties free rights in or to use any such Product or any of the source code related thereto (other than the applicable open source or similar software). To the knowledge of the Company, no Products contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), material defect, or software code designed or intended to have any of the following

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functions: (1) disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (2) damaging or destroying any data or file without the user’s consent.

SECTION 3.14 Taxes.

(a) Except as set forth on Section 3.14(a) of the Company Disclosure Schedule, (i) all Tax Returns relating to income Taxes and all other material Tax Returns which are required to be filed by the Company (taking into account any applicable extensions) have been filed; (ii) all such Tax Returns are true, correct, and complete in all material respects; and (iii) all Taxes of the Company (whether or not shown due on such Tax Returns) have been paid in full. The Company has duly and timely paid all material Taxes required to be withheld from any payment to a shareholder, partner, employee or any person. The unpaid Taxes of the Company did not, as of the date of the 2020 Balance Sheet, materially exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book income and Tax income) set forth on the face of the 2020 Balance Sheet (and not in any notes thereto).

(b) As of the date of this Agreement, there is not in force any waiver or agreement for any extension of time for the assessment, collection or payment of any Tax by the Company.

(c) Except as set forth on Section 3.14(c) of the Company Disclosure Schedule, there is no outstanding claim against the Company for Taxes, and no outstanding assessment or deficiency against the Company for any Taxes has been asserted or threatened in writing by any Governmental Authority.

(d) There are no ongoing audits or investigations relating to any liability of the Company for any Taxes.

(e) There are no Liens (other than Permitted Liens) for Taxes upon any assets of the Company.

(f) The Company is, and has been at all times since its formation, treated as a partnership or a disregarded entity for U.S. federal and applicable state and local income tax purposes. The Company is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income tax purposes and does not own any interest, directly or indirectly, in any foreign person. The Company does not have any outstanding liability for Taxes pursuant to Section 965 of the Code (including as a result of an election pursuant to Section 965(h) of the Code).

(g) The Company has not received written notice of any claim by any Governmental Authority in any jurisdiction, other than jurisdictions in which it currently files a Tax Return, that the Company is or may be subject to taxation by that jurisdiction.

(h) The Company has not entered into a transaction that is a “listed transaction” (irrespective of the effective date) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law.

(i) The Company has in effect a valid election under Section 754 of the Code (and any similar provision of state or local Law).

(j) The Company is not bound by and does not have any obligation under any material Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract, agreement or arrangement. The Company does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract or otherwise.

(k) The Company has not deferred any payroll Taxes or availed itself of any of the Tax deferral, credits or benefits pursuant to the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, H.R. 748 (Mar. 27, 2020) (“CARES Act”), the Families First Coronavirus Response Act, Pub. L. 116-127, H.R. 6201 (Mar. 14, 2020), or otherwise taken advantage of any change in Law in connection with COVID-19 that has the result of reducing or temporarily reducing (or temporarily delaying the due date of) otherwise applicable payment obligations of the Company to any Governmental Authority. The Company has not sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

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(l) No private letter rulings, technical advice memoranda, closing agreements or similar rulings or agreements have been requested, entered into, or issued by any Tax authority with respect to the Company. Except as set forth in Section 3.14(l) of the Company Disclosure Schedule, no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(m) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(n) Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company arising on or before the Closing Date for use in any taxable period (or portion thereof) beginning after the Closing Date, or the ability of any party or any of its Affiliates to utilize such tax attributes in any taxable period (or portion thereof) beginning after the Closing Date.

(o) The representations contained in this Section 3.14 and Section 3.10 are the only representations of the Company with respect to Tax matters.

SECTION 3.15 Environmental Matters.

(a) The Company is currently in possession of, and to the extent applicable has filed timely application to renew, all Permits required under applicable Laws concerning pollution or protection of the environment, natural resources, or worker health and safety, that are currently or were in effect on or prior to the date hereof, including all such Laws relating to the emission, discharge, Release or threatened Release of any Hazardous Substances or into, or through ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, any Hazardous Substances (“Environmental and Safety Requirements”).

(b) The Company currently is, and since the Look-Back Date has been, in compliance in all material respects with all terms and conditions of all Permits required pursuant to Environmental and Safety Requirements and are and were also in compliance in all material respects with all other Environmental and Safety Requirements and any written notice or demand letter issued, entered, promulgated or approved thereunder.

(c) None of the properties currently, or the knowledge of the Company, formerly owned, leased or operated by the Company (including, without limitation, soils and surface and ground waters associated with such properties) are contaminated with any Hazardous Substance, which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental and Safety Requirements.

(d) The Company has not treated, stored, disposed of, transported, handled, manufactured, released or exposed any person to any Hazardous Substances so as to give rise to material liabilities or obligations under any applicable Environmental and Safety Requirements.

(e) The Company is not subject to any pending, or, to the knowledge of the Company, threatened, claim, Order, liability, investigation or suit based upon a Release of Hazardous Substances at any location or otherwise relating to a violation of or liability or obligation under any Environmental and Safety Requirements

(f) The Company has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability or corrective or remedial obligation of any other person relating to Environmental and Safety Requirements.

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(g) The Company has made available to Acquiror all material environmental documents related to the Company’s operations, compliance with Environmental Safety and Health Requirements, and Hazardous Substances, including, but not limited, environmental site assessments, investigations, studies, compliance audits, notices of violation or noncompliance, and material correspondence with Governmental Authorities.

(h) The representations contained in this Section 3.15 and Section 3.07 are the only representations of the Company with respect to environmental matters.

SECTION 3.16 Material Contracts.

(a) Subsections (i) through (xx) of Section 3.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of Contracts currently in effect to which the Company is a party (other than any Company Employee Benefit Plans listed on Section 3.10(a) of the Company Disclosure Schedule) (such contracts and agreements as are required to be set forth in Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each Contract that involves consideration payable to the Company reasonably expected to exceed $250,000, in the aggregate, over any 12-month period beginning with the Look-Back Date (or that involved payments to or from the Company of more than $250,000 over any 12-month period beginning with the Look-Back Date), including contracts or agreements with contractors, installers and channel partners with whom the Company contracts to originate loans, financing or related products or services, as applicable, or to provide any such channel partners services in connection therewith, and with capital providers or any other third party that may purchase, or is required to purchase, loans, financing or related products or services from the Company from time to time;

(ii) each Contract with any Material Channel Partner;

(iii) each Contract with any Capital Provider;

(iv) each Contract for the purchase of technology services, credit evaluation or information services and other technology services or licenses with any third party vendor or for the furnishing of services to the Company or otherwise related to the businesses to which the Company is a party, in each case, that involves consideration payable by the Company that is reasonably expected to exceed $500,000, in the aggregate, over any 12-month period (or that involved payments to or from the Company of more than $500,000 over any 12-month period), including any contracts for the servicing or subservicing, as applicable, of any loans, financing or related products or services owned, held or otherwise serviced by the Company for itself or any third party;

(v) each Contract with any Material Vendor for expenditures paid or payable by the Company of more than $250,000, in the aggregate, over any 12-month period;

(vi) all Organizational Documents of the Company;

(vii) each Contract with any Affiliate of the Company or otherwise relating to an Interested Party Transaction;

(viii) each Contract that contains “most favored nation” terms or other similar preferential status, in each case, that require the Company to offer more favorable pricing to a counterparty pursuant to such terms or status;

(ix) all Contracts under which the Company has agreed to purchase goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis;

(x) all broker, distributor, dealer, marketing or manufacturer’s representative Contracts to which the Company is a party which both (i) cannot be canceled or otherwise terminated by the Company for convenience without penalty on not less than thirty (30) days’ notice and (ii) did not involve payments to or from the Company of more than $150,000 over any 12-month period;

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(xi) all Contracts involving the payment of royalties or other amounts to third parties with respect to the marketing, sale, distribution or provision of any Company Products or services in respect of any Company-Licensed IP other than off-the-shelf software and other similar items licensed on a non-exclusive basis and used in the ordinary course of the Company’s business;

(xii) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any product of the Company to which the Company is a party;

(xiii) all Contracts (A) evidencing outstanding indebtedness for borrowed money of the Company in an aggregate amount thereunder in excess of $500,000 and any pledge agreements, security agreements or other collateral agreements in which the Company granted to any person a security interest in or lien on any of the property or assets of the Company, and all agreements or instruments guarantying the debts or other obligations of any person and (B) obligating the Company or its subsidiaries;

(xiv) all partnership, joint venture or similar agreements;

(xv) all Contracts that involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets (other than in the ordinary course of business) or capital stock or other equity interests of another person which has been entered into since the Look-Back Date and involves the acquisition of any person or any assets of a person in excess of $1,000,000;

(xvi) all Contracts with any Governmental Authority to which the Company is a party, including any Company Permit;

(xvii) all material Contracts that result in any person or entity holding a power of attorney from the Company that relates to the Company or its business;

(xviii) all Contracts that limit, or purport to limit, in any material respect the ability of the Company or any of its Affiliates to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xix) all Contracts and consulting services that require payment by the Company of annual base compensation in excess of $150,000;

(xx) the Lease Documents; and

(xxi) all Contracts pursuant to which (A) the Company has a license under, or a covenant not to sue with respect to Intellectual Property or Business Systems material to the operation of the businesses or operations of the Company, other than non-exclusive licenses to commercially available “off-the-shelf” software or systems with annual license, renewal or assurance fees of less than $50,000 per year in the aggregate, or (B) the Company has granted to a third party a license under, or a covenant not to sue in respect of, any Company-Owned Intellectual Property Rights that is material to the operation of the businesses or operations of the Company.

(b) Each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and the Company is not in material breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled or otherwise terminated by the Company or any other party, nor, except as set forth in Section 3.16(b) of the Company Disclosure Schedule, has any notice of termination or cancellation been given by any party; to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and the Company has not received any written, or to the knowledge of the Company, oral claim of breach, violation or default by any party thereto under any Material Contract. The Company has furnished or made available to Acquiror in the Virtual Data Room true and complete copies of all Material Contracts, including any and all amendments thereto.

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SECTION 3.17 Insurance. There have not been any material claims pending against the insurance policies where the Company is named as an insured party currently in effect, and all premiums due and payable with respect to such policies have been fully paid. To the knowledge of the Company, as of the date of this Agreement, the Company has not received any threatened termination of any such insurance policies. All such insurance policies are in full force and effect, and the Company has not received from any of its insurance carriers any written notice of cancellation or nonrenewal of any such insurance policies where the Company is named as an insured party. With respect to each such insurance policy to which the Company is a beneficiary, the policy is legal, valid, binding and enforceable against the Company in accordance with its terms, except for policies that have expired under their terms in the ordinary course.

SECTION 3.18 Key Business Partners. Section 3.18 of the Company Disclosure Schedule sets forth true and complete lists of (a) the top twenty (20) channel partners of the Company on a consolidated basis (based on credit approval volume during the twelve (12) month period ended December 31, 2020) (“Material Channel Partners”), (b) each capital provider that purchases loans from the Company from time to time during the twelve (12) month period ended December 31, 2020 (“Capital Providers”) and (c) the top ten (10) vendors of the Company on a consolidated basis (specifically excluding contractors, installers, channel partners and capital providers) (based on the payments to such supplier during the twelve (12) month period ended December 31, 2020) (“Material Vendors”). As of the date of this Agreement, none of the Material Channel Partners, Capital Providers or Material Vendors (i) has canceled or otherwise terminated any Contract with the Company prior to the expiration of the contract term, or (ii) to the Company’s knowledge, has threatened to cancel or otherwise terminate its relationship with the Company.

SECTION 3.19 Certain Business Practices.

(a) None of the Company or any directors, managers, officers, employees or, to the Company’s knowledge, agents of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

(b) None of the Company or any directors, managers, officers, employees or, to the Company’s knowledge, agents of the Company (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) There are no, and since the Look-Back Date, there have not been, any internal or, to the Company’s knowledge, external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to any Governmental Authority, with respect to any apparent or suspected violation by the Company or any of its officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

SECTION 3.20 Interested Party Transactions. Except as described in Section 3.20 of the Company Disclosure Schedule, and other than (a) the payment of compensation and provision of benefits to, and the entering into of compensatory arrangements, benefit plans and similar transactions, agreements or contracts with, or with respect to, officers, managers, employees and independent contractors of the Company, including equity compensation, (b) agreements and transactions in connection with any such manager’s, officer’s or Affiliate’s direct or indirect ownership of equity interests in the Company (or any securities that are convertible into, or exercisable or exchangeable for, any such equity interests), including distributions by the Company upon its equity interests or (c) as otherwise contemplated by this Agreement, no director, manager, officer or Affiliate of the Company, to the Company’s knowledge, has or has had, directly or indirectly: (i) an economic interest in any contractor, installer and channel partner with whom the Company contracts to originate loans and with any capital provider that may purchase loans from the Company from time to time; (ii) a beneficial interest in any contract or agreement disclosed in Section 3.16(a) of the Company Disclosure Schedule; or (iii) any contractual or other arrangement with the Company, other than customary indemnity arrangements (collectively, “Interested Party Transactions”). The Company has not, since the Look-Back Date, (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (y) materially modified any term of any such extension or maintenance of credit.

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SECTION 3.21 Data Security/Privacy.

(a) Except as described in Section 3.21(a) of the Company Disclosure Schedule, in connection with the Company’s collection, use, disclosure, storage and other Processing of all Personal Information (and that of any third party engaged by the Company, including any subservicer), the Company and any third party to the extent acting at the discretion or on the behalf of the Company is, and since the Look-Back Date has been, in compliance with (i) all Privacy Laws applicable to the Company, (ii) any applicable privacy and security policies of the Company concerning the collection, dissemination, storage or use of Personal Information or other Company Proprietary Information, including any privacy disclosures posted to websites or other media maintained or published by the Company and, as applicable, the privacy policies of any one or more third parties with which the Company is required to comply, (iii) all contractual commitments that the Company has entered into or is otherwise bound with respect to privacy and/or data security, and (iv) applicable industry standards (e.g., PCI DSS) (collectively, the “Data Privacy and Security Requirements”).

(b) The Company (i) solely owns and possesses all right, title and interest in and to the Business Data, free and clear of any restrictions other than those imposed by applicable Privacy Laws, or (ii) has the right to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of such Business Data, in whole or in part, in the manner in which the Company receives and uses such Business Data. The Data Privacy and Security Requirements will not prohibit the Surviving Company or Acquiror from Processing Personal Information or Business Data after the Closing Date, in the same manner in which the Company Processes such Personal Information and other Business Data prior to the Closing Date or cause the Surviving Company or Acquiror to incur liability in connection with the receipt or Processing of such Personal Information or Business Data. The Company maintains reasonable security measures to protect all Personal Information under its control from unauthorized access, use, disclosure, modification, deletion or other processing. The Company has not suffered any breach that has resulted in any unauthorized access to, use of, disclosure of or other loss of any Personal Information. Except as described in Section 3.21(b) of the Company Disclosure Schedule, since the Look-Back Date, the Company has not been subject to any written complaints, lawsuits, investigations or other written claims regarding its Processing of any Personal Information, and to the knowledge of Company, there are no such pending complaints, lawsuits, investigations or claims. The Company has not provided and has not been legally required to provide any notices to data owners or Governmental Authorities in connection with any unauthorized access, use or disclosure of Personal Information.

SECTION 3.22 Brokers. Except for fees and expenses of persons listed in Section 3.22 of the Company Disclosure Schedule, no person (including an Affiliate of the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has provided Acquiror with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, between the Company and the persons listed in Section 3.22 of the Company Disclosure Schedule, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 3.23 Exchange Act. The Company is not currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

SECTION 3.24 Sexual Harassment and Misconduct. Except as set forth on Section 3.24 of the Company Disclosure Schedule, the Company is not party to a settlement agreement with a current or former officer, director, employee or independent contractor of the Company or any of the Company’s former subsidiaries resolving allegations of sexual harassment or misconduct by either (a) an officer, director or executive of the Company or any of the Company’s former subsidiaries, or (b) an employee of the Company or any of the Company’s former subsidiaries. There are no, and there have not been any Actions pending or, to the Company’s knowledge, threatened, against the Company involving allegations of sexual harassment or misconduct by an employee of the Company or any of the Company’s former subsidiaries.

SECTION 3.25 NO OTHER REPRESENTATIONS OR WARRANTIES.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY

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IN THIS ARTICLE III, NONE OF THE COMPANY OR AFFILIATES THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB, OPCO MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

(b) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF THE COMPANY, THE COMPANY UNITHOLDERS NOR THEIR RESPECTIVE AFFILIATES, NOR ANY REPRESENTATIVE OF THE FOREGOING, HAS MADE, AND NONE OF THEM SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES IN THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB, INCLUDING DUE DILIGENCE MATERIALS AND MATERIALS INCLUDED IN THE VIRTUAL DATA ROOM TO WHICH ACQUIROR AND ITS REPRESENTATIVES WERE PROVIDED ACCESS, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE COMPANY AND ITS REPRESENTATIVES, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB

As an inducement to the Company to enter into this Agreement, except as set forth in the Acquiror SEC Reports (excluding (a) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures therein to the extent they are predictive, cautionary or forward looking in nature and (b) any exhibits or other documents appended thereto) or the disclosure schedule of Acquiror delivered to the Company concurrently with the execution and delivery of this Agreement (the “Acquiror Disclosure Schedule”), Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

SECTION 4.01 Corporate Organization. Each of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub is a corporation or a limited liability company, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite corporate or limited liability company, as applicable, power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have an Acquiror Material Adverse Effect. Each of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger

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Sub is duly qualified or licensed as a foreign limited liability company or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have an Acquiror Material Adverse Effect.

SECTION 4.02 Organizational Documents. Each of Acquiror, MergerCo1 and Acquiror Sub has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and the bylaws, each as amended to date, of Acquiror and MergerCo1, respectively. Each of Holdings I, Holdings II, MergerCo2 and OpCo Merger Sub has heretofore furnished to the Company a complete and correct copy of the certificate of formation and the limited liability company agreement, each as amended to date, of Holdings I, Holdings II, MergerCo2 and OpCo Merger Sub, respectively. Such Organizational Documents of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub are in full force and effect. None of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub is in breach or violation of any provision of its respective Organizational Documents that would, individually or in the aggregate, be material to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub.

SECTION 4.03 Capitalization.

(a) The authorized capital stock of Acquiror consists of (i) 250,000,000 shares of Acquiror Class A Common Stock, par value $0.0001 per share, (ii) 20,000,000 shares of Acquiror Class B Common Stock, par value $0.0001 per share and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Acquiror Preferred Stock”). As of the date of this Agreement, (A) 34,500,000 shares of Acquiror Class A Common Stock and 7,187,500 shares of Acquiror Class B Common Stock are issued and outstanding (which includes 34,500,000 shares that constitute “Offering Shares” as defined in Section 9.1(b) of the Acquiror Certificate of Incorporation and are subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable (collectively, the “Outstanding Acquiror Shares”), (B) no shares of Acquiror Class A Common Stock or Acquiror Class B Common Stock are held in the treasury of Acquiror and (C) 27,150,000 shares of Acquiror Class A Common Stock are reserved for future issuance pursuant to Acquiror Warrants. As of the date of this Agreement, there are 27,150,000 Acquiror Warrants issued and outstanding, of which 9,900,000 Acquiror Warrants are Acquiror Private Warrants (collectively, the “Outstanding Acquiror Warrants”). There are no shares of Acquiror Preferred Stock issued and outstanding. Except as set forth on Section 4.03(a) of the Acquiror Disclosure Schedule, other than 27,150,000 Acquiror Warrants and the conversion and anti-dilution rights of the Acquiror Class B Common Stock set forth in Section 4.3(b) of the Acquiror Certificate of Incorporation, there are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Acquiror or obligating Acquiror to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Acquiror or any of its Affiliates (including following the Closing, the Company). Acquiror is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights whether direct or indirect. Other than the Acquiror Letter Agreement and the Founders Stock Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Acquiror Class A Common Stock, Acquiror Class B Common Stock or any of the equity interests or other securities of Acquiror. Except for the Redemption Rights, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any shares of Acquiror Class A Common Stock or Acquiror Class B Common Stock. There are no outstanding contractual obligations of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(b) The authorized capital stock of MergerCo1 consists of 10,000 shares of common stock, par value $0.0001 per share (“MergerCo1 Common Stock”), of which 10,000 shares of MergerCo1 Common Stock are issued and outstanding (the “Outstanding MergerCo1 Common Stock”). The Outstanding MergerCo1 Common Stock has been duly authorized, validly issued, fully paid and is non-assessable and is not subject to preemptive rights, and is held by Acquiror free and clear of all Liens, other than transfer restrictions under applicable securities laws and Acquiror’s and MergerCo1’s respective Organizational Documents. MergerCo1 is a wholly owned subsidiary of Acquiror. There are no options, warrants, convertible, exercisable

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or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of MergerCo1 or obligating MergerCo1 to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, MergerCo1 or any of its Affiliates (including following the Closing, the Company). MergerCo1 is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights whether direct or indirect. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of MergerCo1 Common Stock or any of the equity interests or other securities of MergerCo1. There are no outstanding contractual obligations of MergerCo1 to repurchase, redeem or otherwise acquire any shares of MergerCo1 Common Stock.

(c) The authorized limited liability company interests of MergerCo2 consist of non-unitized membership interests (“MergerCo2 Interests”), of which 100% of the MergerCo2 Interests are issued and outstanding (the “Outstanding MergerCo2 Interests”). The Outstanding MergerCo2 Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Acquiror free and clear of all Liens, other than transfer restrictions under applicable securities laws and Acquiror’s and MergerCo2’s respective Organizational Documents. MergerCo2 is a wholly owned subsidiary of Acquiror. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued interests of MergerCo2 or obligating MergerCo2 to issue or sell any limited liability company member interests of, or other interest convertible, exercisable or exchangeable for any equity interest in, MergerCo2 or any of its Affiliates (including following the Closing, the Company).

(d) The authorized limited liability company interests of Holdings I consist of non-unitized membership interests (“Holdings I Interests”), of which 100% of the Holdings I Interests are issued and outstanding (the “Outstanding Holdings I Interests”). The Outstanding Holdings I Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Acquiror free and clear of all Liens, other than transfer restrictions under applicable securities laws and Acquiror’s and Holdings I’s respective Organizational Documents. Holdings I is a wholly owned subsidiary of Acquiror. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued interests of Holdings I or obligating Holdings I to issue or sell any limited liability company member interests of, or other interest convertible, exercisable or exchangeable for any equity interest in, Holdings I or any of its Affiliates (including following the Closing, the Company).

(e) The authorized limited liability company interests of Holdings II consist of non-unitized membership interests (“Holdings II Interests”), of which 100% of the Holdings II Interests are issued and outstanding (the “Outstanding Holdings II Interests”). The Outstanding Holdings II Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Acquiror free and clear of all Liens, other than transfer restrictions under applicable securities laws and Acquiror’s and Holdings II’s respective Organizational Documents. Holdings II is a wholly owned subsidiary of Acquiror. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued interests of Holdings II or obligating Holdings II to issue or sell any limited liability company member interests of, or other interest convertible, exercisable or exchangeable for any equity interest in, Holdings II or any of its Affiliates (including following the Closing, the Company).

(f) The authorized capital stock of Acquiror Sub consists of 10,000 shares of common stock, par value $0.0001 per share (“Acquiror Sub Common Stock”), of which 10,000 shares of Acquiror Sub Common Stock are issued and outstanding (the “Outstanding Acquiror Sub Common Stock”). The Outstanding Acquiror Sub Common Stock has been duly authorized, validly issued, fully paid and is non-assessable and is not subject to preemptive rights, and is held by Acquiror free and clear of all Liens, other than transfer restrictions under applicable securities laws and Acquiror’s and Acquiror Sub’s respective Organizational Documents. Acquiror Sub is a wholly owned subsidiary of Acquiror. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Acquiror Sub or obligating Acquiror Sub to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Acquiror

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Sub or any of its Affiliates (including following the Closing, the Company). Acquiror Sub is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights whether direct or indirect. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Acquiror Sub Common Stock or any of the equity interests or other securities of Acquiror Sub. There are no outstanding contractual obligations of Acquiror Sub to repurchase, redeem or otherwise acquire any shares of Acquiror Sub Common Stock.

(g) The authorized limited liability company interests of OpCo Merger Sub consist of non-unitized membership interests (“OpCo Merger Sub Interests”), of which 100% of the OpCo Merger Sub Interests are issued and outstanding (the “Outstanding OpCo Merger Sub Interests”). The Outstanding OpCo Merger Sub Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Acquiror Sub free and clear of all Liens, other than transfer restrictions under applicable securities laws and Acquiror Sub’s and OpCo Merger Sub’s respective Organizational Documents. OpCo Merger Sub is a wholly owned subsidiary of Acquiror Sub. There are no options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued interests of OpCo Merger Sub or obligating OpCo Merger Sub to issue or sell any limited liability company member interests of, or other interest convertible, exercisable or exchangeable for any equity interest in, OpCo Merger Sub or any of its Affiliates (including following the Closing, the Company).

(h) Except for MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in any corporation, partnership, joint venture, business association or other person.

(i) Other than the Outstanding Acquiror Shares, the Outstanding Acquiror Warrants, the Outstanding MergerCo1 Common Stock, the Outstanding MergerCo2 Interests, the Outstanding Holdings I Interests, the Outstanding Holdings II Interests, Outstanding Acquiror Sub Common Stock, the Outstanding OpCo Merger Sub Interests, the Subscription Agreements and any other Contract involving any Equity Interests of Acquiror that Acquiror or any of its Affiliates (including following the OpCo Merger Effective Time, the Company) entered into after the date of this Agreement without any breach or failure to perform of any of the covenants set forth in Section 6.02, (i) there are no outstanding Equity Interests of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub or any of their respective Affiliates; and (ii) other than the Transaction Documents, neither Acquiror nor any of its Affiliates is bound by any Contract involving any Equity Interest of Acquiror or any of its Affiliates (including following the OpCo Merger Effective Time, the Company).

SECTION 4.04 Authority Relative to This Agreement. Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub have all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the approval of the stockholders of Acquiror, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, and the consummation by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub of the Transactions, have been duly and validly authorized by all necessary action, and no other proceedings on the part of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the approval and adoption of this Agreement and the Restated Acquiror Charter by (a) the holders of a majority of the then-outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, voting as a single class, in accordance with the Acquiror Certificate of Incorporation, (b) Acquiror in its capacity as the sole shareholder of MergerCo1 and (c) Acquiror in its capacity as the sole shareholder of Acquiror Sub). This Agreement has been duly and validly executed and delivered by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub and, assuming due authorization, execution and delivery by the Company, FTV Blocker and Tiger Blocker, constitutes a legal, valid and binding obligation of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, enforceable against Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

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SECTION 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub does not, and the performance of this Agreement by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub will not, (i) conflict with or violate the Organizational Documents of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been satisfied, conflict with or violate any Law applicable to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub or by which any of their property or assets is bound or affected; or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any capital stock or other interest, property or asset of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation binding on Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) The execution and delivery of this Agreement by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub do not, and the performance of this Agreement by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and DLLCA; (ii) the filing and recordation of the Restated Acquiror Charter as required by the DGCL; and (iii) such consents, approvals, authorizations, permissions, filings or notifications, which, if not made or obtained, would not, individually or in the aggregate, materially impair or delay Acquiror’s, MergerCo1’s, MergerCo2’s, Holdings I’s, Holdings II’s or OpCo Merger Sub’s ability to consummate the Transactions.

SECTION 4.06 Compliance. None of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub is in material conflict with, or in default, breach or violation of, any (a) Law applicable to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub or by which any property or asset of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub is bound or affected, or (b) note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub is a party or by which Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub or any property or asset of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, have an Acquiror Material Adverse Effect. Each of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority necessary for Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub to own, lease and operate their respective properties or to carry on its business as it is now being conducted.

SECTION 4.07 SEC Filings; Financial Statements.

(a) Acquiror has filed all forms, reports and documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the rules and regulations of the SEC promulgated thereunder since the filing of Acquiror’s registration statement on Form S-1 filed with the SEC on October 9, 2020, together with any amendments, restatements or supplements thereto (collectively, the “Acquiror SEC Reports”). Acquiror has furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Acquiror with the SEC to all agreements, documents and other instruments that previously had been filed by Acquiror with the SEC and are currently in effect. As of their respective dates, the Acquiror SEC Reports (i) complied in all material respects with the applicable

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requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required with respect to Acquiror by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or NYSE.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Acquiror SEC Reports was prepared in accordance with GAAP and Regulation S-X or Regulation S-K, as applicable, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Acquiror as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not had, and would not reasonably be expected to have an Acquiror Material Adverse Effect). Acquiror has no off-balance sheet arrangements that are not disclosed in the Acquiror SEC Reports. No financial statements other than those of Acquiror are required by U.S. GAAP to be included in the consolidated financial statements of Acquiror.

(c) Acquiror does not have any liabilities or obligations of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Acquiror’s business.

SECTION 4.08 Absence of Certain Changes or Events. Since September 30, 2020 and prior to the date of this Agreement, or as expressly contemplated by this Agreement, (a) Acquiror has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Acquiror Material Adverse Effect and (c) Acquiror has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.02.

SECTION 4.09 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Acquiror, threatened in writing against Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, or any property or asset of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, before any Governmental Authority. None of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub nor any of their respective material properties or assets is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Acquiror, continuing investigation by, any Governmental Authority, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10 Board Approval; Vote Required.

(a) The Acquiror Board (acting following consultation with a duly formed transaction committee of the Acquiror Board), by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions, including the Blocker Mergers and the OpCo Merger, are fair to and in the best interests of Acquiror and its stockholders; (ii) approved this Agreement, the Restated Acquiror Charter and the Transactions; and (iii) recommended that the stockholders of Acquiror approve and adopt this Agreement, the Restated Acquiror Charter, and the Transactions (including the Blocker Mergers and the OpCo Merger).

(b) The board of directors of MergerCo1, by resolutions duly adopted by unanimous written consent, has duly (i) determined that this Agreement and the Transactions, including the Blocker Mergers and the OpCo Merger, are fair to and in the best interests of MergerCo1 and its sole stockholder and (ii) approved and adopted this Agreement and the Transactions.

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(c) The sole member of MergerCo2, by resolutions duly adopted by written consent, has duly (i) determined that this Agreement and the Transactions, including the Blocker Mergers and the OpCo Merger, are fair to and in the best interests of MergerCo2 and its sole member and (ii) approved and adopted this Agreement and the Transactions.

(d) The sole member of Holdings I, by resolutions duly adopted by written consent, has duly (i) determined that this Agreement and the Transactions, including the Blocker Mergers and the OpCo Merger, are fair to and in the best interests of Holdings I and its sole member and (ii) approved and adopted this Agreement and the Transactions.

(e) The sole member of Holdings II, by resolutions duly adopted by written consent, has duly (i) determined that this Agreement and the Transactions, including the Blocker Mergers and the OpCo Merger, are fair to and in the best interests of Holdings II and its sole member and (ii) approved and adopted this Agreement and the Transactions.

(f) The sole member of OpCo Merger Sub, by resolutions duly adopted by written consent, has duly (i) determined that this Agreement and the Transactions, including the OpCo Merger, are fair to and in the best interests of OpCo Merger Sub and its sole member and (ii) approved and adopted this Agreement and the Transactions.

(g) The board of directors of Acquiror Sub, by resolutions duly adopted by unanimous written consent, has duly (i) determined that this Agreement and the Transactions, including the Blocker Mergers and the OpCo Merger, are fair to and in the best interests of Acquiror Sub and its sole stockholder and (ii) approved and adopted this Agreement and the Transactions.

SECTION 4.11 Taxes.

(a) (i) All Tax Returns relating to income Taxes and all other material Tax Returns which are required to be filed by Acquiror (taking into account any applicable extensions) have been filed; (ii) all such Tax Returns are true, correct, and complete in all material respects; and (iii) all Taxes of Acquiror (whether or not shown due on such Tax Returns) have been paid in full. Acquiror has duly and timely paid all Taxes required to be withheld from any payment to a shareholder, partner, employee or any person. The unpaid Taxes of Acquiror did not, as of the date of the Acquiror SEC Reports, materially exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book income and Tax income) set forth on the face of the balance sheet reflected in such Acquiror SEC Reports (and not in any notes thereto).

(b) As of the date of this Agreement, there is not in force any waiver or agreement for any extension of time for the assessment, collection or payment of any Tax by Acquiror.

(c) There is no outstanding claim against Acquiror for Taxes and no assessment or deficiency against Acquiror for any Taxes has been asserted or threatened in writing by any Governmental Authority;

(d) There are no ongoing audits or investigations relating to any liability of Acquiror for any Taxes.

(e) There are no Liens (other than Permitted Liens) for Taxes upon any assets of Acquiror.

(f) Acquiror, Acquiror Sub, MergerCo1 and MergerCo2 are, and have been at all times since their formation, treated as corporations for U.S. federal and applicable state and local income tax purposes. Acquiror is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income tax purposes and does not own any interest, directly or indirectly, in any foreign person. Acquiror does not have any outstanding liability for Taxes pursuant to Section 965 of the Code (including as a result of an election pursuant to Section 965(h) of the Code).

(g) Acquiror has not received written notice of any claim by any Governmental Authority in any jurisdiction, other than those jurisdictions in which it currently files a Tax Return, that Acquiror is or may be subject to taxation by that jurisdiction.

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(h) Acquiror has not, for any taxable year not closed by the applicable statute of limitations, entered into a transaction that is a “listed transaction” (irrespective of the effective date) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law.

(i) Holdings I, Holdings II and OpCo Merger Sub are and have been since formation classified as entities disregarded from Acquiror for U.S. federal and applicable state and local income tax purposes.

(j) Acquiror is not bound by and does not have any obligation under any material Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract, agreement or arrangement. Acquiror does not have any liability for the Taxes of any other person (other than any member of the consolidated group of which it is a parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract or otherwise.

(k) No private letter rulings, technical advice memoranda, closing agreements or similar rulings or agreements have been requested, entered into, or issued by any Tax authority with respect to Acquiror. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect Acquiror.

(l) Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(m) Notwithstanding anything in this Agreement to the contrary, Acquiror makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of Acquiror arising on or before the Closing Date for use in any taxable period (or portion thereof) beginning after the Closing Date, or the ability of any party or any of its Affiliates to utilize such tax attributes in any taxable period (or portion thereof) beginning after the Closing Date.

(n) The representations contained in this Section 4.11 are the only representations of Acquiror with respect to Tax matters.

SECTION 4.12 No Other Activities. Each of MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub (i) was formed solely for the purpose of the Transactions, (ii) has not conducted any business or engaged in any activities other than those directly related to the Transactions, (iii) has no liabilities and (iv) is not a party to any Contract other than their respective Organizational Documents, this Agreement and the other Transaction Documents to which it is, or as of the Closing Date will be, a party.

SECTION 4.13 Brokers. Except for the persons (i) listed in Section 4.13 of the Acquiror Disclosure Schedule or (ii) engaged by a duly formed transaction committee of the Acquiror Board to represent such transaction committee, no person (including an Affiliate of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror. Acquiror has provided the Company with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, between the Company and the persons listed in Section 4.13 of the Acquiror Disclosure Schedule, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 4.14 Trust Account. As of the date of this Agreement, there is at least $345,000,000 invested in a trust fund established by Acquiror for the benefit of its public stockholders (the “Trust Fund”) (including, if applicable, an aggregate amount of approximately $12,075,000 of Deferred IPO Fees being held in the Trust Fund) maintained in a trust account at JPMorgan Chase Bank, N.A (the “Trust Account”). The monies of such

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Trust Account are held in trust by Continental Stock Transfer & Trust Company (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of November 24, 2020, between Acquiror and Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) (i) between Acquiror and the Trustee that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate in any material respect or (ii) that would entitle any person (other than stockholders of Acquiror who shall have elected to redeem (other than the persons entitled to receive Deferred IPO Fees) their shares of Acquiror Class A Common Stock pursuant to the Organizational Documents of Acquiror and the Trust Agreement) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and Acquiror’s Organizational Documents. Amounts in the Trust Account are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Acquiror has performed all material obligations required to be performed by it under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of Acquiror, no event has occurred that, with due notice or lapse of time or both, would constitute a default thereunder. There are no claims or proceedings pending with respect to the Trust Account. Since November 24, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Blocker Mergers Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Organizational Documents shall terminate, and as of immediately prior to the Blocker Mergers Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions, and following the Blocker Mergers Effective Time, no Acquiror stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror stockholder is a Redeeming Stockholder. Acquiror has no reason to believe that, as of immediately prior to the Blocker Mergers Effective Time, any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror or any of its Affiliates on the Closing Date, other than with respect to satisfy any redemption payments owed to Redeeming Stockholders.

SECTION 4.15 Employees. Other than the individuals set forth on Section 4.15 of the Acquiror Disclosure Schedule, none of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub has ever had any employees on their payroll. Other than reimbursement of any out-of-pocket expenses incurred by Acquiror’s officers and directors in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by Acquiror outside of the Trust Account, none of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub has any unsatisfied liability with respect to any employee. None of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub is party to any outstanding loan agreements with any current employee, officer or director of such entity.

SECTION 4.16 Liabilities. Except for (a) Acquiror Expenses or (b) any expenses incurred by a duly formed transaction committee of the Acquiror Board (to the extent such expenses are not Acquiror Expenses), as of the date of this Agreement, none of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub has any indebtedness, debts or other liabilities, commitments or obligations, whether asserted or unasserted, billed or unbilled, known or unknown, absolute or contingent or matured or unmatured, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

SECTION 4.17 Listing. The issued and outstanding Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SPRQ U”. The issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SPRQ.” The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SPRQ WS.” Acquiror is in compliance in all material respects with the applicable rules of the NYSE. As of the date of this Agreement, there is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Units, Acquiror Class A

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Common Stock, Acquiror Warrants or prohibit or terminate the listing of Acquiror on the NYSE. Neither Acquiror nor any of its Representatives has taken any action that is designed to terminate the registration of Acquiror Class A Common Stock under the Exchange Act.

SECTION 4.18 Affiliate Transactions. Other than (a) for payment of salary and benefits for services rendered, (b) reimbursement for expenses incurred on behalf of Acquiror, (c) with respect to any person’s ownership of equity interests of Acquiror or (d) as disclosed in the Acquiror SEC Reports, there are no Contracts between Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, on the one hand, and, on the other hand, (i) any present or former equityholder, manager, employee, officer or director of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, or (ii) any record or beneficial owner of the outstanding equity interests of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub.

SECTION 4.19 PIPE Investment. The Company is party to each of the Subscription Agreements entered into by Acquiror with the applicable investors named therein (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide equity financing to Acquiror solely for purposes of consummating the Transactions in the aggregate amount of $250,000,000 (the “PIPE Investment Amount”). Each Subscription Agreement is a legal, valid and binding obligation of Acquiror. As of the date of this Agreement, there are no other agreements, side letters, or arrangements between Acquiror and any PIPE Investor that could affect the obligation of such PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investors.

SECTION 4.20 Investment Company Act. Neither Acquiror nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

SECTION 4.21 NO OTHER REPRESENTATIONS OR WARRANTIES.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB IN THIS ArtiCLE IV, NONE OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, OPCO MERGER SUB OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB, OPCO MERGER SUB OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB IN THIS ARTICLE IV, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB.

(b) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB NOR THEIR RESPECTIVE AFFILIATES, NOR ANY REPRESENTATIVE OF THE FOREGOING, HAS MADE, AND NONE OF THEM SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES IN THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY, INCLUDING DUE DILIGENCE MATERIALS, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II OR OPCO MERGER SUB BY THE MANAGEMENT OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB, AS APPLICABLE OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED

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A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB AND THEIR REPRESENTATIVES, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB OR OPCO MERGER SUB, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) EACH OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB IS AN INFORMED AND SOPHISTICATED PURCHASER, AND HAS ENGAGED EXPERT ADVISORS, INCLUDING LEGAL COUNSEL, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB ACKNOWLEDGES AND AGREES THAT IT HAS CONDUCTED TO ITS SATISFACTION AN INDEPENDENT INVESTIGATION, REVIEW AND ANALYSIS REGARDING THE COMPANY AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB HAVE RELIED ON THE RESULTS OF THEIR OWN INDEPENDENT INVESTIGATION AND ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB HAVE RELIED ON THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT, INCLUDING THE DISCLOSURES MADE IN THE COMPANY DISCLOSURE SCHEDULE AND CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT (IF ANY).

(d) IN CONNECTION WITH ACQUIROR’S, MERGERCO1’S, MERGERCO2’S, HOLDINGS I’S, HOLDINGS II’S, ACQUIROR SUB’S AND OPCO MERGER SUB’S INVESTIGATION OF THE COMPANY, ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB AND OPCO MERGER SUB MAY HAVE RECEIVED CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF THE COMPANY AND CERTAIN BUSINESS PLAN INFORMATION. EACH OF ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II AND OPCO MERGER SUB ACKNOWLEDGES THAT THE COMPANY IS NOT MAKING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II AND OPCO MERGER SUB OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANY OR THE FUTURE BUSINESS AND OPERATIONS OF THE COMPANY.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BLOCKERS

As an inducement to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub and the Company to enter into this Agreement, except as set forth in FTV Blocker’s disclosure schedule (the “FTV Disclosure Schedule”) or Tiger Blocker’s disclosure schedule (the “Tiger Disclosure Schedule”), each as delivered to Acquiror and the Company concurrently with the execution and delivery of this Agreement, FTV Blocker and Tiger Blocker hereby severally, and not jointly, represent and warrant to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub and the Company, as follows:

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SECTION 5.01 Organization and Qualification. Such Blocker is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Other than the Company Equity Units, such Blocker does not own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, limited liability company, partnership, joint venture or business association or other entity. Such Blocker is duly qualified or licensed as a foreign limited liability company or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be material to such Blocker.

SECTION 5.02 Authority Relative to This Agreement. Such Blocker has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder in accordance with and upon the terms and conditions set forth herein The execution and delivery of this Agreement by such Blocker, and the consummation by such Blocker of the Transactions, have been duly and validly authorized by all necessary action, and no other proceedings on the part of such Blocker are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by such Blocker and, assuming due authorization, execution and delivery by each other party to this Agreement, constitutes a legal, valid and binding obligation of such Blocker, enforceable against such Blocker in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

SECTION 5.03 Capitalization; Ownership of Company Membership Units.

(a) The authorized capital stock of FTV Blocker consists of 100 shares of common stock (the “FTV Blocker Shares”), of which 100 FTV Blocker Shares are issued and outstanding as of the date hereof and are owned by FTV Blocker Holder. The FTV Blocker Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by the FTV Blocker Holder free and clear of all liens, other than transfer restrictions under applicable federal and state securities laws and the Organizational Documents of FTV Blocker. Except as set forth on Section 5.03(a) of the FTV Disclosure Schedule, there are no (i) options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of FTV Blocker or obligating FTV Blocker to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, FTV Blocker or (ii) voting trusts, proxies or other agreements or understandings in effect to which FTV Blocker is a party with respect to the voting or transfer of any of the FTV Blocker Shares, other than the Company’s Organizational Documents.

(b) The authorized limited liability company interests of Tiger Blocker consist of non-unitized membership interests (the “Tiger Blocker Interests”), of which 100% of the Tiger Blocker Interests are issued and outstanding as of the date hereof and of which 100% of the Tiger Blocker Interests are owned by the Tiger Blocker Holder. The Tiger Blocker Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by the Tiger Blocker Holder free and clear of all liens, other than transfer restrictions under applicable federal and state securities laws and the Organizational Documents of Tiger Blocker. Except as set forth on Section 5.03(b) of the Tiger Disclosure Schedule, there are no (i) options, warrants, convertible, exercisable or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Tiger Blocker or obligating Tiger Blocker to issue or sell any shares of capital stock of, or other interest convertible, exercisable or exchangeable for any equity interest in, Tiger Blocker or (ii) voting trusts, proxies or other agreements or understandings in effect to which Tiger Blocker is a party with respect to the voting or transfer of any of the Tiger Blocker Interests, other than the Company’s Organizational Documents.

(c) As of the date of this Agreement, Tiger Blocker owns 118,845 Class A-2 Units and has the right to receive Company PIK Units that accrue after the date of this Agreement and before the OpCo Merger Effective Time in accordance with the Company LLC Agreement, and FTV Blocker owns 376,395 Class A-3 Units and has the right to receive Company PIK Units that accrue after the date of this Agreement and before the OpCo Merger Effective Time in accordance with the Company LLC Agreement.

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SECTION 5.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by such Blocker does not, and the performance of this Agreement by such Blocker will not, (i) conflict with or violate the Organizational Documents of such Blocker; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.04(b) have been obtained and all filings and obligations described in Section 5.04(b) have been made, conflict with or violate any Law applicable to such Blocker or by which any of its property or assets is bound or affected; or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of such Blocker pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation binding on such Blocker, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not be material and adverse to such Blocker.

(b) The execution and delivery of this Agreement by such Blocker does not, and the performance of this Agreement by such Blocker will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL; and (ii) such consents, approvals, authorizations, permissions, filings or notifications, which, if not made or obtained, would not, individually or in the aggregate, materially impair or delay such Blocker’s ability to consummate the transactions contemplated hereby.

SECTION 5.05 Compliance. Such Blocker is in compliance in all respects with all applicable Laws of applicable Governmental Authorities, except where such failure to be in compliance would not have a material adverse effect on such Blocker.

SECTION 5.06 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of such Blocker, threatened against such Blocker, or any property or asset of such Blocker. Neither such Blocker nor any property or asset of such Blocker is subject to any continuing Order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of such Blocker, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 5.07 No Other Activities. Such Blocker (a) was formed solely for the purpose of holding the Company Equity Units held by it, (b) has not conducted any business or engaged in any activities other than those related to holding the Company Equity Units held by it, (c) has no assets other than the Company Equity Units and Blocker Cash held by it, (d) has no liabilities other than (i) ordinary course administrative expenses related to maintaining its existence, and (ii) any U.S. federal, state and local income Tax liability for the Tax years ending December 31, 2020 and the period (or portion thereof) through and including the Closing Date and (e) is not a party to any Contract other than such Blocker’s Organizational Documents, this Agreement and the Transaction Documents to which it is, or as of the Closing Date, will be, a party and agreements with respect to its ownership of the Company Equity Units.

SECTION 5.08 Employees. Such Blocker does not have and has never had any employees.

SECTION 5.09 Brokers. No person (including an Affiliate of a Blocker) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Blocker.

SECTION 5.10 Taxes.

(a) (i) All Tax Returns relating to income Taxes and all other material Tax Returns which are required to be filed by such Blocker (taking into account any applicable extensions) have been filed; (ii) all such Tax Returns are true, correct, and complete in all material respects and have been filed in a manner consistent with the information (including IRS Form 1065 and Schedule K-1) provided to such Blocker by the Company; and (iii) all Taxes of such Blocker (whether or not shown due on such Tax Returns) have been paid in full. Such Blocker has duly and timely paid all Taxes required to be withheld from any payment to a shareholder, partner, employee or any person.

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(b) As of the date of this Agreement, there is not in force any waiver or agreement for any extension of time for the assessment, collection or payment of any Tax by such Blocker.

(c) There is no outstanding claim against such Blocker for Taxes, and no assessment or deficiency against such Blocker for any Taxes has been asserted or threatened in writing by any Governmental Authority.

(d) There are no ongoing audits or investigations relating to any liability of such Blocker for any Taxes.

(e) There are no Liens (other than Permitted Liens) for Taxes upon any assets of such Blocker.

(f) Such Blocker is currently, and has been at all times since formation, treated as a corporation for U.S. federal and applicable state and local income tax purposes. Such Blocker is not a party to any joint venture, partnership, or other arrangement, other than the Company, that is treated as a partnership for U.S. federal income tax purposes and does not own any interest, directly or indirectly, in any foreign person. Such Blocker does not have any outstanding liability for Taxes pursuant to Section 965 of the Code (including as a result of an election pursuant to Section 965(h) of the Code).

(g) Such Blocker has not received written notice of any claim by any Governmental Authority in any jurisdiction, other than those jurisdictions in which it currently files a Tax Return, that such Blocker is or may be subject to taxation by that jurisdiction.

(h) Such Blocker has not entered into a transaction that is a “listed transaction” (irrespective of the effective date) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law.

(i) Such Blocker is not bound by and does not have any obligation under any material Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract, agreement or arrangement. Such Blocker does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract or otherwise.

(j) No private letter rulings, technical advice memoranda, closing agreements or similar rulings or agreements have been requested, entered into, or issued by any Tax authority with respect to such Blocker. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect such Blocker.

(k) Such Blocker will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(l) Such Blocker has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(m) Notwithstanding anything in this Agreement to the contrary, such Blocker makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of such Blocker arising on or before the Closing Date for use in any taxable period (or portion thereof) beginning after the Closing Date, or the ability of any party or any of its Affiliates to utilize such tax attributes in any taxable period (or portion thereof) beginning after the Closing Date.

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(n) The representations contained in this Section 5.10 are the only representations of the Blockers with respect to Tax matters.

SECTION 5.11 NO OTHER REPRESENTATIONS OR WARRANTIES.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE BLOCKERS IN THIS ArtiCLE V, NEITHER OF THE BLOCKERS OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE BLOCKERS OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB, OPCO MERGER SUB, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE BLOCKERS IN THIS ARTICLE V, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE BLOCKERS.

(b) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NEITHER OF THE BLOCKERS NOR THEIR RESPECTIVE AFFILIATES, NOR ANY REPRESENTATIVE OF THE FOREGOING, HAS MADE, AND NEITHER OF THEM SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES IN THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE BLOCKERS THAT HAVE BEEN MADE AVAILABLE TO ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB, OPCO MERGER SUB OR THE COMPANY, INCLUDING DUE DILIGENCE MATERIALS, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE BLOCKERS BY THE MANAGEMENT OF THE BLOCKERS OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB, OPCO MERGER SUB OR THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY EITHER OF THE BLOCKERS AND THEIR REPRESENTATIVES, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE BLOCKERS, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ACQUIROR, MERGERCO1, MERGERCO2, HOLDINGS I, HOLDINGS II, ACQUIROR SUB, OPCO MERGER SUB OR THE COMPANY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE VI

CONDUCT OF BUSINESS

SECTION 6.01 Conduct of Business by the Company Pending the Blocker Mergers Effective Time.

(a) The Company agrees that, between the date of this Agreement and the Blocker Mergers Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, except for a COVID-19 Action or as expressly contemplated by any other provision of this Agreement or any other Transaction Document, unless Acquiror shall otherwise consent in writing (such consent not to be unreasonably conditioned, withheld or delayed), the business of the Company shall be conducted in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with

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past practice, and the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers, key employees and key consultants of the Company and to preserve the current relationships of the Company with Capital Providers, Material Channel Partners, Material Vendors and material customers, suppliers and other persons with which the Company has significant business relations.

(b) Except for an Ordinary Course Business Action or a COVID-19 Action or as expressly contemplated by any other provision of this Agreement or any other Transaction Document, or as set forth in Section 6.01 of the Company Disclosure Schedule or as required by applicable Law, the Company shall not, between the date of this Agreement and the Blocker Mergers Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, directly or indirectly, take any of the following actions without the prior written consent of Acquiror (such consent not to be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its Organizational Documents in any material respect;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any equity interests of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any equity interests, or any other ownership interest (including any phantom interest), of the Company (other than the issuance of any Class C Units or LTIP Units granted to employees or other service providers of the Company in the ordinary course of business), other than Class A-1 Units, Class A-2 Units or Class A-3 Units issuable in accordance with Section 5.1 of the Company LLC Agreement in connection with a Class A Preferred PIK Distribution (as defined in the Company LLC Agreement) or Class A-3 Preferred PIK Distribution (as defined in the Company LLC Agreement);

(iii) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock, other than (a) tax distributions payable to its members in accordance with Section 5.2 of the Company LLC Agreement and (b) Class A Preferred PIK Distribution (as defined in the Company LLC Agreement) and Class A-3 Preferred PIK Distribution (as defined in the Company LLC Agreement), payable in accordance with the Company LLC Agreement;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests;

(v) (A) acquire (including by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, other business organization or any division thereof or any material amount of assets; or (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or grant any security interest in any of its assets, any loans and advances to employees of the Company;

(vi) (A) other than loans or advances made by the Company in the ordinary course of its business, make any loans, advances or capital contributions to, or investments in, any other person; (B) make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or (C) make any loans or advances to any of its officers, directors, agents or consultants other than advances to employees for travel and other business-related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto;

(vii) acquire any fee interest in real property;

(viii) enter into, renew or amend in any material respect any Interested Party Transaction (or any contractual or other arrangement, that if existing on the date of this Agreement, would have constituted an Interested Party Transaction), except to terminate such Contracts as required by Section 7.15;

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(ix) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants, or as required in connection with the preparation of the audited financial statements required to be prepared and furnished by the Company pursuant to Section 7.14;

(x) except as required by applicable Law or the terms of a Company Employee Benefit Plan in effect as of the date hereof, (A) grant any new or increase any existing compensation payable or to become payable or the benefits provided to any current or former employee of the Company or any Contingent Worker, except for increases in the ordinary course of business and consistent with past practice, or (B) grant or increase any severance or termination pay, or enter into or adopt any Company Employee Benefit Plan, in each case applicable to any current or former employee, officer, director or consultant of the Company or Contingent Worker; provided, however, that nothing in this Section 6.01(b) shall prohibit the Company from adopting (w) an employer match under the Company-sponsored 401(k) plan, (x) an equity incentive plan to become effective immediately prior to the Closing Date, (y) an employee stock purchase plan (qualified under Section 423 of the Code) to become effective immediately prior to the Closing Date (the “Employee Stock Purchase Plan”) and (z) executive employment agreements with certain executive officers of the Company as mutually agreed by Acquiror and the Company;

(xi) (A) amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case in a manner that is adverse to the Company, except in the ordinary course of business consistent with past practice or (B) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xii) fail to maintain the existence of, or use reasonable efforts to protect, Company-Owned Intellectual Property Rights;

(xiii) enter into any contract, agreement or arrangement that obligates the Company to develop any Intellectual Property related to the business of the Company or the Products;

(xiv) permit any material item of Company-Owned Intellectual Property Rights to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each material item of Company-Owned Intellectual Property Rights;

(xv) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $250,000 in the aggregate;

(xvi) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement;

(xvii) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its assets and properties;

(xviii) form any subsidiary or enter into any partnership or joint venture;

(xix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xx) make, change or rescind any material Tax election or settle or compromise any material Tax liability, amend any material Tax Return, change any material method of Tax accounting, surrender any right to claim a material Tax refund, or enter into any Tax sharing, allocation, indemnity or other similar agreement, except in each case, in the ordinary course of business; or

(xxi) enter into any binding agreement or otherwise make a commitment to do any of the foregoing.

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SECTION 6.02 Conduct of Business by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub Pending the Blocker Mergers Effective Time. Except as expressly contemplated by any other provision of this Agreement or any other Transaction Document (including entering into various Subscription Agreements and consummating the Private Placement) or as required by applicable Law, none of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub shall, between the date of this Agreement and the Blocker Mergers Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, directly or indirectly, take any of the following actions without the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed):

(a) amend or otherwise change Acquiror’s Organizational Documents or the Organizational Documents of MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub in any material respect;

(b) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its membership interests or capital stock, other than redemptions from the Trust Account that are required pursuant to Acquiror’s Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests except for redemptions from the Trust Account and conversions of Acquiror Class B Common Stock that are required pursuant to Acquiror’s Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any equity interests of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any equity interests, or any other ownership interest (including any phantom interest), of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub, except in connection with (i) conversion of Acquiror Class B Common Stock pursuant to Acquiror’s Organizational Documents or (ii) a loan from the Sponsor or an affiliate thereof or certain of Acquiror’s officers and directors to finance Acquiror’s transaction costs in connection with the transactions contemplated hereby;

(e) (A) acquire (including by merger, consolidation, or acquisition of equity or assets or any other business combination) any corporation, limited liability company, partnership, other business organization or any division thereof or any material amount of assets; or (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, except a loan from the Sponsor or an affiliate thereof or certain of Acquiror’s officers and directors to finance Acquiror’s transaction costs in connection with the transactions contemplated hereby;

(f) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(g) make any material tax election or settle or compromise any material U.S. federal, state, local or non-U.S. income tax liability, except in the ordinary course of business;

(h) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(i) incur or suffer any indebtedness, debts or other liabilities, commitments and obligations, except (i) in the ordinary course of business consistent with past practice, and (ii) any fees and expenses incurred in connection with consummating the Private Placement or the Transactions, including any fees or expenses incurred by a duly formed transaction committee of the Acquiror Board;

(j)  enter into any Contract with respect to any Equity Interest of Acquiror or any of its Affiliates (including following the Blocker Mergers Effective Time, the Company); or

(k) enter into any binding agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 6.03 Conduct of Business of the Blockers Pending the Blocker Mergers Effective Time. Each Blocker agrees that from the date of this Agreement until the earlier of the termination of this Agreement in accordance with Section 9.01 and the Blocker Mergers Effective Time, no Blocker shall, directly or indirectly, take any action that would
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reasonably be likely to impede or materially delay the consummation of the Transactions. Without limiting the generality of the foregoing, no Blocker shall, between the date of this Agreement and the Blocker Mergers Effective Time or the earlier termination of this Agreement in accordance with Section 9.01, directly or indirectly, take any of the following actions without the prior written consent of the Company and Acquiror (such consent not to be unreasonably conditioned, withheld or delayed): (a) incur or suffer any indebtedness, debts or other liabilities, commitments and obligations, except any fees and expenses incurred in connection with consummating the Transactions or that will otherwise be satisfied in connection with consummating the Transactions; (b) any action that would violate Section 6.01(b) if such actions were taken by the Company; (c) make, change or rescind any material Tax election or settle or compromise any material Tax liability, amend any material Tax Return, change any material method of Tax accounting, surrender any right to claim a material Tax refund, or enter into any Tax sharing, allocation, indemnity or other similar agreement, except in each case, in the ordinary course of business; or (d) enter into any Contract with respect to any equity interest of such Blocker or any of its Affiliates (including the Company) without the prior written consent of the Company and Acquiror, which may be granted or withheld in the Company’s or Acquiror’s sole discretion.

SECTION 6.04 Claims Against Trust Account. Each of the Company, FTV Blocker and Tiger Blocker agrees that, notwithstanding any other provision contained in this Agreement, none of the Company, FTV Blocker or Tiger Blocker now has, and none of the Company, FTV Blocker or Tiger Blocker shall at any time prior to the Blocker Mergers Effective Time have, any claim to, or make any claim against, the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between any of the Company, FTV Blocker or Tiger Blocker, on the one hand, and Acquiror, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.04 as the “Claims”). Notwithstanding any other provision contained in this Agreement, each of the Company, FTV Blocker and Tiger Blocker hereby irrevocably waives any Claim it may have, now or in the future (in each case, however, prior to the consummation by Acquiror of an initial business combination), and will not seek recourse against the Trust Account for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company, FTV Blocker or Tiger Blocker from (a) pursuing a claim against Acquiror or the stockholders of Acquiror pursuant to this Agreement for specific performance or other equitable relief in connection with the Transactions or (b) pursuing any claims that the Company, FTV Blocker or Tiger Blocker may have against Acquiror’s assets or funds that are not held in the Trust Account.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable, after the date of this Agreement, (i) Acquiror shall prepare and file with the SEC the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of Acquiror soliciting proxies from such stockholders to obtain the Acquiror Stockholders Approval at the special meeting of Acquiror’s stockholders to be called for such purpose (the “Acquiror Stockholders’ Meeting”) and (ii) Acquiror shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Acquiror Class A Common Stock issuable in connection with the Transactions. Each of the Company, FTV Blocker and Tiger Blocker shall furnish all information concerning the Company, FTV Blocker or Tiger Blocker, as applicable, as Acquiror may reasonably request in connection with such actions and assist and cooperate with the preparation, filing and distributions of the Proxy Statement/Prospectus and Registration Statement as reasonably requested by Acquiror. Each of Acquiror and the Company shall use its commercially reasonable efforts to cause the Proxy Statement/Prospectus and Registration Statement to become effective as promptly as practicable and to keep the Proxy Statement/Prospectus and Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement is declared effective by the SEC, Acquiror shall use its commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement/Prospectus and Registration Statement prior to the filing thereof with the SEC and Acquiror shall give reasonable consideration to any such comments. Acquiror shall

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promptly notify the Company and its legal counsel upon the receipt of any comments received by Acquiror or its legal counsel from the SEC or its staff with respect to the Proxy Statement/Prospectus and Registration Statement, or any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus or Registration Statement, and shall promptly provide the Company and its legal counsel with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, or, if not in writing, a description of such communication. Acquiror shall give the Company and its legal counsel a reasonable opportunity to participate in preparing Acquiror’s proposed response(s) to comments received from the SEC or its staff and to promptly provide comments on any proposed response(s) thereto, and Acquiror shall give reasonable consideration to any such comments. Each of Acquiror and the Company: (A) shall use its commercially reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Proxy Statement/Prospectus and Registration Statement; and (B) to the extent required by the applicable requirements of United States securities Laws and the rules and regulations of the SEC promulgated thereunder, shall use its commercially reasonable efforts to promptly correct any information provided by it for use in the Proxy Statement/Prospectus and Registration Statement to the extent such information shall be or shall have become false or misleading in any material respect.

(b) No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement will be made by Acquiror or the Company without the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Acquiror and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Proxy Statement/Prospectus and/or Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the shares of Acquiror Class A Common Stock to be issued or issuable to the Company Unitholders in connection with this Agreement for offering or sale in any jurisdiction.

(c) Acquiror represents that the information supplied by Acquiror for inclusion in the Registration Statement and the Proxy Statement/Prospectus shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholder of Acquiror, (iii) the time of the Acquiror Stockholders’ Meeting, and (iv) the Blocker Mergers Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Blocker Mergers Effective Time, any event or circumstance should be discovered by Acquiror that is required to be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement/Prospectus by the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder, Acquiror shall promptly inform the Company. Assuming the accuracy of the representations in Section 7.01(d), all documents that Acquiror is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder.

(d) Each of the Company, FTV Blocker and Tiger Blocker represents that the information supplied by such entity for inclusion in the Registration Statement and the Proxy Statement/Prospectus shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Acquiror, (iii) the time of the Acquiror Stockholders’ Meeting and (iv) the Blocker Mergers Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Blocker Mergers Effective Time, any event or circumstance, should be discovered by the Company, FTV Blocker or Tiger Blocker that is required to be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement/Prospectus by the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations thereunder, such entity shall promptly inform Acquiror.

SECTION 7.02 Acquiror Stockholders’ Meeting.

(a) Acquiror shall, as promptly as practicable, establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting for the purpose of voting solely upon (i) the approval and adoption of this Agreement, the OpCo Merger, the

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Blocker Mergers and the other Transactions; (ii) the approval of the issuance of Acquiror Class A Common Stock and Acquiror Class C Common Stock as contemplated by this Agreement and the Subscription Agreements; (iii) the Restated Acquiror Charter; (iv) any other proposals Acquiror shall deem necessary to effectuate the Transactions; and (v) a proposal to adjourn the Acquiror Stockholders’ Meeting, as necessary, to (x) solicit additional proxies if there are not sufficient votes at the time of the Acquiror Stockholders’ Meeting to approve the foregoing proposals, (y) seek withdrawals or waivers of the exercise of Redemption Rights if the number of stockholders who have exercised or asserted such Redemption Rights is such that the Minimum Cash Consideration Condition would not be met or (z) otherwise take actions consistent with Acquiror’s obligations pursuant to Section 7.07(a) (clauses (i)-(iv), the “Acquiror Stockholders Approval”); provided that in no event shall the Acquiror Stockholders’ Meeting be adjourned for more than a total of thirty (30) days after the original date of the Acquiror’s Stockholder Meeting (the latest such date, the “Adjournment Date”) as set forth in Acquiror’s notice therefor. Acquiror shall hold the Acquiror Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Acquiror shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Acquiror Stockholders Approval and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders with respect to the Acquiror Stockholders Approval. Acquiror covenants that none of the Acquiror Board or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the Acquiror Board to withdraw or modify, in a manner adverse to the Company, the Acquiror Board Recommendation or any other recommendation by the Acquiror Board of the proposals set forth in the Proxy Statement/Prospectus and the Proxy Statement/Prospectus shall include the unanimous recommendation of the Acquiror Board to the stockholders of Acquiror in favor of the proposals set forth in the Proxy Statement/Prospectus, including the Acquiror Board Recommendation. Notwithstanding the foregoing, if the Acquiror Board or any committee thereof, after consultation with outside legal counsel, determines in good faith that failure to withdraw or modify its recommendation would be inconsistent with its fiduciary duties to the Acquiror stockholders under applicable Law, then the Acquiror Board may withdraw or modify its recommendation in the Proxy Statement/Prospectus.

(b) Acquiror, in its capacity as the sole shareholder of MergerCo1 and the sole member of MergerCo2, shall, promptly after the execution and delivery of this Agreement, deliver to the Company a written consent duly executed by Acquiror sufficient to approve and adopt this Agreement and the consummation of the Transactions under the Organizational Documents of each of MergerCo1 and MergerCo2 and the DGCL or DLLCA, as applicable.

(c) The Company shall, as promptly as practicable after the Registration Statement is declared effective by the SEC and in accordance with the Company Support Agreement (and in any event no later than two (2) Business Days after such effective date), deliver to Acquiror a written consent duly executed by the requisite Company Unitholders sufficient to approve and adopt this Agreement and the consummation of the Transactions under the Company LLC Agreement and the DLLCA, in substantially the form attached as Section 7.02(c) to the Company Disclosure Schedule (the “Written Consent”). The Company covenants that none of the Company Board or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the Company Board to withdraw or modify, in a manner adverse to Acquiror, the Company Board Recommendation.

SECTION 7.03 Blocker Written Consent. The Company shall provide the Company Unitholders with at least two (2) Business Days’ advance notice of any approval or action to be taken by the Blockers hereunder by written consent, in accordance with the Company LLC Agreement.

SECTION 7.04 Access to Information; Confidentiality.

(a) Except as required pursuant to the Clean Room Agreement, any confidentiality agreement or similar agreement or arrangement to which the Company or Acquiror or any of their respective Subsidiaries is a party or pursuant to applicable Law, from the date of this Agreement until the Blocker Mergers Effective Time, the Company and Acquiror shall (and Acquiror shall cause its subsidiaries to): (i) provide to the other party (and the other party’s officers, managers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and

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to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request; provided, however, that (A) Acquiror and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company; and (B) nothing herein shall require the Company to provide access to, or to disclose any information to, Acquiror or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, (x) would waive any legal privilege or (y) would be in violation of applicable Laws or regulations of any Governmental Authority or the provisions of any agreement to which the Company is a party (taking into account the confidential nature of the disclosure) provided, further, Company shall inform Acquiror as to the general nature of what is being withheld and Company shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (1) obtain the required consent or waiver of any third party required to provide such information and (2) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if Acquiror and the Company determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with (i) the confidentiality agreement, dated December 14, 2020, between Acquiror and the Company (the “Confidentiality Agreement”), and (ii) the Clean Room Agreements.

(c) No investigation pursuant to this Section 7.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d) Notwithstanding anything in this Agreement to the contrary, each party (and its representatives, agents and employees) may consult any Tax advisor regarding the Tax treatment and Tax structure of the Transactions and may disclose to any person, without limitation of any kind, the Tax treatment and Tax structure of the Transactions and all materials (including opinions or other Tax analyses) that are provided relating to such treatment or structure.

SECTION 7.05 Solicitation.

(a) From and after the date hereof until the Blocker Mergers Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall direct its Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall, and shall instruct and cause its Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal. The Company shall promptly notify Acquiror (and in any event within twenty-four (24) hours) of the receipt of any Company Acquisition Proposal after the date hereof. The Company also agrees that it will promptly (and in any event within five (5) Business Days of the date of this Agreement) request each person

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(other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of a Company Acquisition Proposal to return or destroy all confidential information furnished to such person by or on behalf of it prior to the date hereof. Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 7.05(a) by its Affiliates or Representatives shall be deemed to be a breach of this Section 7.05(a) by the Company.

(b) From and after the date hereof until the Blocker Mergers Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, to the extent not inconsistent with the fiduciary duties of the Acquiror Board, Acquiror shall not, and shall direct its Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Acquiror Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Acquiror Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Acquiror Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Acquiror Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) unless otherwise permitted hereunder, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of Acquiror, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquiror Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquiror Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquiror Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. Acquiror shall, and shall instruct and cause its Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with an Acquiror Acquisition Proposal. Acquiror shall promptly notify Company (and in any event within twenty-four (24) hours) of the receipt of any Acquiror Acquisition Proposal after the date hereof. The Acquiror also agrees that it will promptly (and in any event within five (5) Business Days of the date of this Agreement) request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquiror Acquisition Proposal to return or destroy all confidential information furnished to such person by or on behalf of it prior to the date hereof. Without limiting the foregoing, the Acquiror agrees that any violation of the restrictions set forth in this Section 7.05(b) by its Affiliates or Representatives shall be deemed to be a breach of this Section 7.05(b) by Acquiror.

SECTION 7.06 Notification of Certain Matters. The Company shall give prompt notice to Acquiror, Acquiror shall give prompt notice to the Company, and the Blockers shall give prompt notice to Acquiror and the Company of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause the conditions set forth in Article VIII to not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 7.07 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) at the reasonable request of any other party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the OpCo Merger, the Blocker Mergers and the other Transactions and (ii) use its commercially reasonable efforts to take promptly, or cause to be taken, all appropriate action, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, to satisfy the conditions to the obligations to consummate the OpCo Merger and the Blocker Mergers, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the

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Transactions for the purpose of securing to the parties hereto the benefits contemplated by this Agreement, including using its reasonable best efforts to obtain all permits, consents, waivers, approvals, authorizations, qualifications and Orders of Governmental Authorities as are necessary for the consummation of the Transactions and to fulfill the conditions to the OpCo Merger and the Blocker Mergers, including all necessary pre-Closing and post-Closing filing or notification requirements applicable under any state laws applicable to entities engaged in the Company’s business. In case, at any time after the Blocker Mergers Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers, managers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action. The Company shall be responsible for, (i) as promptly as practicable, providing the notices and seeking approvals of the Governmental Authorities listed in Section 7.07(a) of the Company Disclosure Schedule (with respect to any such approval to the extent an approval is required by the terms of such state licensing requirements) and (ii) providing Acquiror or its designee progress reports on such notices and approvals periodically and upon the reasonable request of Acquiror. The Company shall use commercially reasonable efforts to provide all such notices and obtain all such approvals as soon as practicable after the date of this Agreement.

(b) In furtherance and not in limitation of Section 7.07(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable and no later than ten (10) Business Days after the date of this Agreement, the Company and Acquiror each shall file with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report From as required by the HSR Act. The applicable filing fees with respect to any and all notifications required under the HSR Act in order to consummate the transactions contemplated in this Agreement shall be paid by Acquiror. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act. Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, to the extent permitted by applicable Law use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is unable to participate in or attend any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other Order, decree or ruling or statute, rule, regulation or executive Order that would adversely affect the ability of the parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

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(d) Notwithstanding the generality of the foregoing, Acquiror shall use its commercially reasonable efforts (including by enforcing its rights under the Subscription Agreements to cause the PIPE Investors to comply with their obligations thereunder) to consummate the Private Placement in accordance with the Subscription Agreements, and upon the reasonable request of Acquiror, the Company shall cooperate with Acquiror in such efforts.

SECTION 7.08 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Acquiror and the Company. Thereafter, between the date of this Agreement and the Closing Date or the earlier termination of this Agreement in accordance with Section 9.01, unless otherwise required by applicable Law or the requirements of the NYSE (in which case Acquiror and the Company shall each use their reasonable best efforts to consult with each other before making any required public statement or communication and coordinate such required public statement or communication with the other party, prior to announcement or issuance), no party to this Agreement shall make any other public statement or issue any other public communication regarding this Agreement or the Transactions without the prior written consent of Acquiror and the Company, in each case, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, each party hereto and its Affiliates may (a) make internal announcements regarding this Agreement and the Transactions to their respective directors, officers, managers and employees without the consent of any other party hereto and may make public statements regarding this Agreement and the Transactions containing information or events already publicly known other than as a result of a breach of this Section 7.08, and (b) solely with respect to the Blockers and their respective Affiliates, provide their respective prospective and current limited partners (or their equivalent) and their employees, accountants, advisors, investors, representatives and financing sources who have a need to know, and other representatives, as necessary in connection with the ordinary conduct of their respective businesses (provided that such person is subject to an obligation of confidentiality), general information regarding the subject matter of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including, in respect of the Blocker’s Affiliates, the performance of such Affiliate’s investment in the Company on a confidential basis, in connection with its or its affiliated fund’s normal fund raising, marketing or reporting activities; provided, further, that nothing in this Section 7.08 shall prohibit the Company or any of its Representatives from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent or approval required to effect the Transactions.

SECTION 7.09 NYSE Listing. Acquiror and the Company shall use their respective reasonable best efforts to cause, as promptly as practicable after the date of this Agreement, but in no event later than the Closing Date: (a) any additional initial listing application of Acquiror required with the NYSE in connection with the Transactions to have been approved; (b) Acquiror to satisfy all applicable initial and continuing listing requirements of the NYSE; and (c) the shares of Acquiror Class A Common Stock to be issued or issuable in connection with the Transactions to have been approved for listing on the NYSE, subject to official notice of issuance thereof.

SECTION 7.10 Tax Matters.

(a) On or prior to the Closing Date, each Unblocked Company Unitholder that is a “United States person” within the meaning of Section 7701(a)(30) of the Code and the FTV Blocker Holder shall deliver to Acquiror or the Company a duly executed IRS Form W-9 and the regarded owner of Tiger Blocker Holder shall deliver to Acquiror or the Company a duly executed IRS Form W-8.

(b) Notwithstanding anything to the contrary contained herein, Acquiror shall pay, or cause to be paid, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. Acquiror shall, at its own expense, file, or cause to be filed, all necessary Tax Returns with respect to all such Taxes (to the extent permitted by applicable Law). For the avoidance of doubt, such Taxes shall not include Taxes imposed on or with respect to income (however denominated) or gain of any of the parties.

(c) The Company shall, and the Unblocked Company Unitholders shall cooperate with the Company to, make a “push-out” election under Code Section 6226 (and any analogous election under state or local tax Law), to the extent permitted by applicable Law, with respect to any adjustment for any Pre-Closing Tax Period that results in an “imputed underpayment” as described in Code Section 6225(b) or any analogous provision of state or local Law. If such “push-out” election is not made, the financial burden of any Tax resulting from such failure shall be borne by the Unblocked Company Unitholders to the extent of their proportionate interest in the Company during the applicable tax year under review.

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(d) The parties agree that, to the maximum extent permitted by Law, any Tax deductions arising from the Transaction Tax Deductions shall be allocated to taxable periods (or portions thereof) ending on or prior to the Closing Date.  The U.S. federal income Tax Return, and applicable state and local income Tax Returns, of the Company for its taxable year that includes the Closing Date shall allocate items of income, gain, expense and loss between the Unblocked Company Unitholders and Acquiror using the “interim closing method” and the “calendar day convention” under Treasury Regulations Section 1.706-4 (or any similar provision of state or local Law).

SECTION 7.11 Indemnification and Insurance.

(a) For a period of six (6) years after the OpCo Merger Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director, officer and manager of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the FTV Blocker, the Tiger Blocker and the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the OpCo Merger Effective Time, whether asserted or claimed prior to, at or after the OpCo Merger Effective Time, to the fullest extent that each of the Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the FTV Blocker, the Tiger Blocker and the Company, as the case may be, would have been permitted under applicable Law and its respective Organizational Documents in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Notwithstanding the foregoing, Acquiror shall not have any obligation to indemnify, reimburse or otherwise “gross-up” any person for any Tax incurred pursuant to Section 409A or 4999 of the Code with respect to any payments made at or after the OpCo Merger Effective Time. Without limiting the foregoing, Acquiror shall for a period of not less than six (6) years from the OpCo Merger Effective Time (i) maintain provisions in its Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers, directors and managers that are no less favorable to those persons than the provisions of such Organizational Documents of each of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the FTV Blocker, the Tiger Blocker and the Company as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by Law.

(b) For a period of six (6) years from the OpCo Merger Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the directors’ and officers’ liability insurance policies of the Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, the FTV Blocker, the Tiger Blocker and the Company for liability prior to the date hereof, on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) in no event shall Acquiror be required to pay an annual premium for such insurance in excess of 300% of the aggregate combined annual premiums payable by Acquiror and the Company for such insurance coverage for their respective directors and officers for the year ended December 31, 2020 (the “Maximum Annual Premium”), (ii) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms no less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the OpCo Merger Effective Time so long as the aggregate cost for such “tail policy” does not exceed the Maximum Annual Premium; and (iii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 7.11 shall be continued in respect of such claim until the final disposition thereof. If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then Acquiror will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. If Acquiror is unable to obtain the “tail” policy or the insurance described in this Section 7.11(b) for an amount less than or equal to the Maximum Annual Premium, Acquiror will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

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(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.11 shall survive the consummation of the OpCo Merger and the Blocker Mergers indefinitely and shall be binding on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.11.

SECTION 7.12 Filing of Restated Acquiror Charter. Prior to the OpCo Merger Effective Time but after the Acquiror Stockholders Approval, Acquiror shall cause the Restated Acquiror Charter to be duly executed, filed and recorded with the Secretary of State of the State of Delaware in accordance with the DGCL.

SECTION 7.13 Stockholder Litigation. In the event that any litigation related to this Agreement, the other Transaction Documents or any or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Acquiror Board by any of Acquiror stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, and shall give due consideration to the Company’s advice with respect to such litigation.

SECTION 7.14 Audited Financial Statements. The Company shall use commercially reasonable efforts to deliver true and complete copies of the audited balance sheet of the Company as of December 31, 2020 and December 31, 2019, and the related audited statements of income and cash flows of the Company and statement of changes in equity of the Company for such years, each audited in accordance with the auditing standards of the PCAOB (“Required Financial Statements”) within forty-five (45) days from the date of this Agreement, but in any event not later than seventy-five (75) days from the date of this Agreement.

SECTION 7.15 Termination of Certain Affiliate Contracts(a).

(a) The Company shall use commercially reasonable efforts to cause each Contract set forth on Section 7.15(a) of the Company Disclosure Schedule to be terminated at or prior to Blocker Mergers Effective Time (other than any such Contracts that will expire on their own terms at or prior to Blocker Mergers Effective Time).

(b) The loans set forth on Section 7.15(b) of the Company Disclosure Schedule shall be repaid in full prior to the filing of the Registration Statement with the SEC.

ARTICLE VIII

CONDITIONS TO THE MERGERS

SECTION 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, FTV Blocker, Tiger Blocker, Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub to consummate the Transactions are subject to the satisfaction or waiver by Acquiror and the Company of the following conditions:

(a) Acquiror Stockholders Approval. The stockholders of Acquiror, by the requisite approval required under the Acquiror Certificate of Incorporation and the DGCL, shall have approved and adopted the Acquiror Stockholders Approval.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, writ, injunction, determination, Order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(c) U.S. Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the OpCo Merger and the Blocker Mergers under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

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(d) Registration Statement Effectiveness. The SEC shall have declared the Registration Statement effective and no stop order shall be in effect.

(e) Company Member Approval. The Written Consent shall have been delivered to Acquiror.

SECTION 8.02 Conditions to the Obligations of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub. The obligations of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub to consummate the OpCo Merger, the Blocker Mergers and the other Transactions are subject to the satisfaction or waiver by Acquiror (where permissible) of the following additional conditions:

(a) Representations and Warranties of the Company.

(i) The representations and warranties of the Company contained in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.02 (Organizational Documents), Section 3.03 (Capitalization), Section 3.04 (Authority Relative to this Agreement), and Section 3.22 (Brokers) (the “Company Specified Representations”) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date hereof and the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The representations and warranties of the Company contained in this Agreement (other than the Company Specified Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date hereof and the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, has not caused and will not reasonably be expected to cause a Company Material Adverse Effect.

(b) Representations and Warranties of the Blockers.

(i) The representations and warranties of FTV Blocker and Tiger Blocker contained in Section 5.01 (Organization and Qualification), Section 5.02 (Authority Relative to this Agreement), Section 5.03 (Capitalization; Ownership of Company Membership Units), and Section 5.09 (Brokers) (the “Blocker Specified Representations”) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all material respects as of the date hereof and the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The representations and warranties of each of FTV Blocker and Tiger Blocker contained in this Agreement (other than the Blocker Specified Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the date hereof and the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, has not caused and will not reasonably be expected to cause a material adverse effect on such Blocker’s ability to consummate the Transactions.

(c) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Blocker Mergers Effective Time. Each of FTV Blocker and Tiger Blocker shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Blocker Mergers Effective Time.

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(d) Company Officer Certificate. The Company shall have delivered to Acquiror a certificate, dated the Closing Date, signed by an authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(c) (as it relates to the Company) and Section 8.02(l).

(e) Company Secretary’s Certificate The Company shall have delivered to Acquiror a certificate, dated the Closing Date, signed by an officer of the Company (acting in the capacity of secretary) certifying as to the resolutions of the Company Board and the written consent of the Equity Members (including the FTV Blocker and the Tiger Blocker) of the Company holding a sufficient number of all the outstanding Company Membership Units entitled to vote authorizing and approving this Agreement, the OpCo Merger and the other Transactions.

(f) Blocker Officer Certificates. Each of FTV Blocker and Tiger Blocker shall have delivered to Acquiror a certificate, dated the Closing Date, signed by an authorized officer of FTV Blocker and Tiger Blocker, respectively, certifying as to the satisfaction of the conditions specified in Section 8.02(b) and Section 8.02(c) (as it relates to such Blocker).

(g) Blocker Secretary’s Certificates. Each of FTV Blocker and Tiger Blocker shall have delivered to Acquiror a certificate, dated the Closing Date, signed by the Secretary of FTV Blocker and Tiger Blocker, respectively, certifying as to the resolutions of such Blocker’s Board of Directors or other governing body approving this Agreement and the other Transactions.

(h) Company Certificate. The Company shall have delivered, or caused to be delivered, to Acquiror the Company Certificate, which shall include the Final Payment Spreadsheet, duly executed by an authorized officer of the Company in accordance with Section 2.04(b).

(i) Net Tangible Assets. Between the date of this Agreement and the Blocker Mergers Effective Time, the net tangible assets held by Acquiror in the aggregate shall be equal to at least $5,000,001.

(j) Private Placement. The sale and issuance by Acquiror of Acquiror Class A Common Stock in connection with the Private Placement shall have been consummated prior to or in connection with the OpCo Merger Effective Time.

(k) Governmental Notice Filings and Consents. (i) The notice filings, consents, approvals and authorizations set forth in Section 8.02(k) of the Company Disclosure Schedule shall have been made with or requested from the applicable Governmental Authorities, (ii) no stop, cease and desist or similar written communication, notification or order shall have been received from, or other legal requirement that would have a material and adverse economic impact on the Company shall have been imposed by, any applicable Governmental Authority set forth on Section 8.02(k) of the Company Disclosure Schedule and (iii) the consents, approvals and authorizations set forth in Section 8.02(k)(iii) of the Company Disclosure Schedule shall have been obtained from the applicable Governmental Authorities; provided that this clause (iii) shall not apply after May 1, 2021.

(l) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the OpCo Merger Effective Time.

(m) Lock-Up Agreements. The persons set forth on Section 8.02(m) of the Company Disclosure Schedule shall have delivered, or cause to be delivered, to Acquiror lock-up agreements duly executed by all such persons and, in each case, containing the terms set forth on Section 8.02(m) of the Company Disclosure Schedule (the “Lock-Up Agreements”).

(n) Tax Receivable Agreement. The Company shall have delivered, or caused to be delivered, to Acquiror counterpart signatures to the Tax Receivable Agreement executed by the Blocker Holders and the Unblocked Company Unitholders and the Agent (as defined in the Tax Receivable Agreement).

(o) Investor Rights Agreement. The Company and each of the Blocker Holders shall have delivered, or caused to be delivered, to Acquiror counterpart signatures of the Company and the Blocker Holders to the Investor Rights Agreement.

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SECTION 8.03 Conditions to the Obligations of the Company, FTV Blocker and Tiger Blocker. The obligations of the Company, FTV Blocker and Tiger Blocker to consummate the OpCo Merger, the Blocker Mergers and the other Transactions are subject to the satisfaction or waiver (where permissible) by the Company of the following additional conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub contained in Section 4.01 (Corporate Organization), Section 4.02 (Organizational Documents), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to this Agreement), and Section 4.13 (Brokers) (the “Acquiror Specified Representations”) shall be true and correct (without giving effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date hereof and the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The representations and warranties of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub contained in this Agreement (other than the Acquiror Specified Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date hereof and the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, has not caused and will not reasonably be expected to cause an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. Each of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, respectively, shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Blocker Mergers Effective Time.

(c) Officer Certificate. Acquiror shall have delivered to the Company a certificate, dated the Closing Date, signed by an authorized officer of Acquiror, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) (as it relates to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub) and Section 8.03(m).

(d) Secretary’s Certificate. Acquiror shall have delivered to the Company a certificate, dated the Closing Date, signed by the Secretary of Acquiror certifying as to the resolutions of Acquiror’s, MergerCo1’s, MergerCo2’s, Holdings I’s, Holdings II’s, Acquiror Sub’s and OpCo Merger Sub’s respective board of directors or board of managers, as applicable, unanimously authorizing and approving this Agreement and the other Transactions and respective stockholders or members, as applicable, authorizing and approving this Agreement and the other Transactions.

(e) Stock Exchange Listing. The shares of Acquiror Class A Common Stock issuable in connection with the Transactions shall have been approved for listing on the NYSE, or another national securities exchange mutually agreed to by the parties, as of the Closing Date, subject only to official notice of issuance.

(f) Minimum Cash Consideration Condition. After giving effect to the exercise of any Redemption Rights by stockholders of Acquiror and to the closing of the Private Placement, the payment of all unpaid Company Transaction Expenses and Acquiror Transaction Expenses on the Closing Date, and the satisfaction of the Minimum Retained Cash Condition in Section 8.03(g), Total Cash Consideration shall be an aggregate amount of no less than $375,000,000 (the “Minimum Cash Consideration Condition”).

(g) Minimum Retained Cash Condition. After giving effect to the payment by Acquiror of any unpaid Acquiror Transaction Expenses and Company Transaction Expenses and excluding the amount of Total Cash Consideration, the amount of Acquiror Cash on hand shall not be less than $50,000,000 of cash (the “Minimum Retained Cash Condition”).

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(h) Acquiror Certificate. Acquiror shall have delivered, or caused to be delivered, to the Company the Acquiror Certificate duly executed by an authorized officer of Acquiror in accordance with Section 2.04(c).

(i) Tax Receivable Agreement. Acquiror shall have delivered to the Blocker Holders and the Unblocked Company Unitholders counterpart signatures of the Tax Receivable Agreement executed by Acquiror.

(j) Director and Officer Indemnification Agreement. Acquiror shall have delivered, or caused to be delivered, to the Company counterpart signatures to the Director and Officer Indemnification Agreement executed by Acquiror.

(k) Investor Rights Agreement. Acquiror shall have delivered, or caused to be delivered, to the Company, the FTV Blocker Holder and the Tiger Blocker Holder counterpart signatures of Acquiror and the Sponsor to the Investor Rights Agreement.

(l) Election for MergerCo2 to be Taxed as a Corporation. Acquiror shall have caused MergerCo2 to file an election under Treasury Regulations Section 301.7701-3(c) to be classified as an association taxable as a corporation for U.S. federal income tax purposes, effective as of the date of its formation, and Acquiror shall have caused to be delivered to the Company and Tiger Blocker a copy of the IRS Form 8832 of MergerCo2.

(m) Material Adverse Effect. No Acquiror Material Adverse Effect shall have occurred between the date of this Agreement and the OpCo Merger Effective Time.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated and the OpCo Merger and the Blocker Mergers and the other Transactions may be abandoned at any time prior to the OpCo Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the Equity Members of the Company and the stockholders of Acquiror, respectively, as follows:

(a) by mutual written consent of Acquiror and the Company; or

(b) by either Acquiror or the Company if the OpCo Merger Effective Time shall not have occurred on or before the earlier to occur of the date that is 180 days after the date hereof and the date that Acquiror is required to dissolve or liquidate pursuant to Acquiror’s Organizational Documents (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the primary cause of the failure of a condition set forth in Article VIII to be satisfied on or prior to the Outside Date; provided, further, that (i) in the event that any Law is enacted after the date hereof extending the applicable waiting period under the HSR Act, the Outside Date shall automatically be extended by the length of any such extension and (ii) in the event that the Company shall have failed to deliver the Required Financial Statements to Acquiror within forty-five (45) days of the execution of this Agreement (the “Financial Statement Delivery Date”), the Outside Date shall automatically be extended by one (1) Business Day for each Business Day elapsing from the Financial Statement Delivery Date until the date the Required Financial Statements shall have been delivered by the Company to Acquiror, up to a total of thirty (30) additional Business Days; or

(c) by either Acquiror or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, Order, decree or ruling that has become final and nonappealable and has the effect of making consummation of the Transactions, including the OpCo Merger or the Blocker Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the OpCo Merger or the Blocker Mergers; or

(d) by either Acquiror or the Company if the Acquiror Stockholders Approval is not adopted and approved by the requisite Acquiror stockholders at the Acquiror Stockholders’ Meeting; or

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(e) by Acquiror if the Member Approval is not adopted and approved and the Company has not delivered the Written Consent within two (2) Business Days after the date on which the Registration Statement is declared effective by the SEC; or

(f) by Acquiror upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company, FTV Blocker or Tiger Blocker shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that Acquiror has not waived such Terminating Company Breach and Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub is not then in breach of any representation, warranty, covenant or agreement on the part of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; provided, however, that, if such Terminating Company Breach is curable by the Company, FTV Blocker or Tiger Blocker, as the case may be, Acquiror may not terminate this Agreement under this Section 9.01(f) for so long as the Company, FTV Blocker or Tiger Blocker, as applicable, continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by Acquiror to the Company;

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, set forth in this Agreement, or if any representation or warranty of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) would not be satisfied (“Terminating Acquiror Breach”); provided, that the Company has not waived such Terminating Acquiror Breach and none of the Company, FTV Blocker or Tiger Blocker is then in breach of any representation, warranty, covenant or agreement on the part of the Company, FTV Blocker of Tiger Blocker set forth in this Agreement such that the conditions set forth in Section 8.02(a) and Section 8.02(b) would not be satisfied; provided, however, that, if such Terminating Acquiror Breach is curable by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub and OpCo Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by the Company to Acquiror;

(h) by the Company, if (i)(A) immediately after the Acquiror’s Stockholder Meeting (as may be adjourned to the extent permitted under Section 7.02(a)(v)), or (B) in the event the Acquiror’s Stockholder Meeting is not held by the Adjournment Date, immediately after the Adjournment Date and (ii) after giving effect to (A) the exercise of any Redemption Rights by stockholders of Acquiror as of the applicable time set forth in clause (i) above and (B) consummation of the transactions contemplated by the Subscription Agreements, the Minimum Cash Consideration Condition or Minimum Retained Cash Condition is not met; or

(i) by the Company, if the Acquiror Board or any committee thereof withdraws or adversely modifies its recommendation to its stockholders to be included in the Proxy Statement/Prospectus to vote “FOR” the approval of this Agreement and the consummation of the Transactions.

SECTION 9.02 Effect of Termination. Subject to Section 9.03 and except as set forth in Article X, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except in the case of termination subsequent to a willful and intentional material breach of this Agreement by a party hereto, as determined by a final non-appealable decision by a court of competent jurisdiction.

SECTION 9.03 Fees and Expenses. Except as otherwise set forth in this Agreement or any Transaction Document, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Transactions are consummated. Notwithstanding the foregoing, all SEC and other regulatory filing fees incurred in connection with the Proxy Statement/Prospectus and Registration Statement shall be paid by Acquiror.

Annex A-57

SECTION 9.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors or managers at any time prior to the OpCo Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.05 Waiver. At any time prior to the OpCo Merger Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing, and all of the foregoing shall terminate and expire upon the occurrence of the Blocker Mergers Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) Sections 3.25, 4.21 and 5.11 (No Other Representations or Warranties), and (c) this Article X. Effective as of the Closing, there are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement, except, with respect to those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing, and the remedies that may be available under Section 10.06.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub:

Spartan Acquisition Corp. II

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention: Geoffrey Strong; Joseph Romeo

Email: gstrong@apollo.com; jromeo@apollo.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: James Fox, Ramey Layne, John Kupiec

Email: jfox@velaw.com; rlayne@velaw.com; jkupiec@velaw.com

if to the Company:

Sunlight Financial LLC

101 N. Tryon Street

Suite 1000

Charlotte, NC 28246

Attention: General Counsel

Email: notices@sunlightfinancial.com

Annex A-58

with a copy to (which shall not constitute notice):

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, TX 77002

Attention: G. Michael O’Leary

Telephone: (713) 220-4360

Email: moleary@huntonak.com

if to FTV Blocker:

FTV-Sunlight, Inc.

c/o FTV Capital

555 California Street

Suite 2850

San Francisco, CA 94104

Attention: Brad Bernstein, David Haynes, and Mike Vostrizansky

Telephone: (415) 229-3000

Email: bbernstein@ftvcapital.com; dhaynes@ftvcapital.com; mvostrizansky@ftvcapital.com with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Leo Greenberg, P.C.; Andy Fleischman

Telephone: (212) 446-4800

Email: lgreenberg@kirkland.com; andy.fleischman@kirkland.com if to Tiger Blocker:

Tiger Infrastructure Partners Sunlight Feeder LP

717 Fifth Avenue

New York, NY 10022

Attention: Jason Kaslow

Telephone: (212) 201-2187

Email: jkaslow@tigerinfrastructure.com

with a copy to (which shall not constitute notice):

Milbank LLP

55 Hudson Yards

New York, NY 10001

Attention: Scott Golenbock

Telephone: 212-530-5181

Email: sgolenbock@milbank.com

SECTION 10.03 Certain Definitions.

(a) For purposes of this Agreement:

“Acquiror Acquisition Proposal” means any, direct or indirect, acquisition, merger, reorganization, business combination, conversion, liquidation, dissolution or other similar transaction, in one transaction or a series of transactions, involving Acquiror or involving all or a material portion of the assets, securities (or instruments convertible into or exercisable or exchangeable for such securities) or businesses of Acquiror (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise), in each case other than the Transactions.

Annex A-59

“Acquiror Cash” means the amount equal to, as of the Reference Time: (a) the amount of immediately available funds contained in the Trust Account available for release to Acquiror (net of the payments required to be made to the Redeeming Stockholders), plus (b) the amount of cash held by Acquiror without restriction outside of the Trust Account, plus (c) the amount cash to be paid to Acquiror pursuant to the Subscription Agreements.

“Acquiror Certificate of Incorporation” means the Acquiror Certificate of Incorporation, as amended and restated on November 24, 2020.

“Acquiror Class A Common Stock” means Acquiror’s Class A common stock, par value $0.0001 per share.

“Acquiror Class B Common Stock” means Acquiror’s Class B common stock, par value $0.0001 per share

“Acquiror Class C Common Stock” means Acquiror’s Class C common stock, par value $0.0001 per share as authorized under the Restated Acquiror Charter.

“Acquiror Letter Agreement” means that certain Letter Agreement, dated November 24, 2020, by and among Acquiror, Sponsor and members of Acquiror’s board of directors and management team party thereto.

“Acquiror Material Adverse Effect” means any change, effect, event, occurrence, circumstance, condition, state of facts or development (each a “Change,” and collectively, “Changes”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operation of Acquiror, taken as a whole; provided, however, that in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, an Acquiror Material Adverse Effect: any Change attributable to: (i) operating, business, regulatory or other conditions (financial or otherwise) generally affecting the industries in which Acquiror operates; (ii) general economic conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) the announcement or pendency or consummation of the Transactions (including the identity of the Company or any communication by the Company or its Affiliates regarding the Transactions, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with Acquiror) or the taking of any action required or otherwise expressly contemplated by this Agreement and the other agreements contemplated hereby, including the completion of the Transactions contemplated hereby and thereby, including any action taken at the written request of the Company; provided, that this clause (iii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby; (iv) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or other legal or regulatory conditions; (v) the failure of Acquiror to meet or achieve the results set forth in any internal or published budget, plan, projection, prediction or forecast (it being understood, in each case, that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of Acquiror Material Adverse Effect may be taken into account); (vi) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (vii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters, epidemic, pandemic, disease outbreak (including the COVID-19 virus) and other force majeure events in the United States or any other country or region in the world, which, in each case of any of the foregoing clauses (i), (ii), (iv), (vi), and (vii) to the extent such Change does not disproportionately affect Acquiror, taken as a whole, relative to other companies in the industries in which Acquiror operates.

“Acquiror Private Warrant” means each Acquiror Warrant held by the Sponsor or its Affiliates.

Annex A-60

“Acquiror Transaction Expenses” means all out-of-pocket fees, costs and expenses incurred by or on behalf of Acquiror and its Subsidiaries in connection with the Private Placement, the OpCo Merger, the Blocker Mergers, this Agreement and the Transactions.

“Acquiror Unit” means one share of Acquiror Class A Common Stock and one-half of one Acquiror Warrant.

“Acquiror Warrants” means the issued and outstanding warrants to purchase shares of Acquiror Class A Common Stock whether or not redeemable by Acquiror.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Class EX Units” means the total number of Company Class EX Units to be issued in (or in the case of the Company Warrants, issuable following) the OpCo Merger (including to the holders of LTIP Units pursuant to Section 2.02(d) and issuable upon the exercise of Company Warrants pursuant to Section 2.05 (net of any exercise price)), which number shall be equal to the aggregate amount of Company Class EX Units (constituting a portion of the Total Equity Interest Consideration) as is specified opposite the names of the Unblocked Company Unitholders and the holders of Company Warrants in the Final Payment Spreadsheet.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company from time to time.

“Blocker Cash” means all cash, cash equivalents and marketable securities held by a Blocker as of the Reference Time, whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts of or in any safety deposit box or other storage device.

“Blocker Holder” means each of the FTV Blocker Holder and the Tiger Blocker Holder, and “Blocker Holders” means the FTV Blocker Holder and Tiger Blocker Holder, collectively.

“Business Data” means all business information and data, including aggregated, pseudonymized, or anonymized Personal Information, (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is Processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.

“Business Systems” means all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes that are owned or used by or for the Company in the conduct of its business.

“Class A-1 Units” has the meaning assigned to such term in the Company LLC Agreement.

“Class A-1 Warrants” means the outstanding warrants to purchase Class A-1 Units.

“Class A-2 Units” has the meaning assigned to such term in the Company LLC Agreement.

“Class A-2 Warrants” means the outstanding warrants to purchase Class A-2 Units.

“Class A-3 Units” has the meaning assigned to such term in the Company LLC Agreement.

“Class B Units” has the meaning assigned to such term in the Company LLC Agreement.

“Class C Units” means collectively, the Class C-1 Units, Class C-2 Units, Class C-2AD Units, Class C-3 Units and Class C-3AD Units.

Annex A-61

“Class C-1 Units” means the limited liability company interests that constitute Class C Interests (as defined in the Company LLC Agreement) designated as Class C-1 Units issued by the Company from time to time.

“Class C-2 Units” means the limited liability company interests that constitute Class C Interests (as defined in the Company LLC Agreement) designated as Class C-2 Units issued by the Company from time to time.

“Class C-2AD Units” means the interests granted under the LTIP Plan that are designated as Class C-2AD Units of the Company.

“Class C-3 Units” means the limited liability company interests that constitute Class C Interests (as defined in the Company LLC Agreement) designated as Class C-3 Units issued by the Company from time to time.

“Class C-3AD Units” means the interests granted under the LTIP Plan that are designated as Class C-3AD Units of the Company.

“Clean Room Agreement” means that certain Letter Agreement Re: Confidentiality Agreement – Supplement Re Clean Room Materials, dated January 4, 2021, between Acquiror and the Company.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any, direct or indirect, acquisition, merger, reorganization, business combination, conversion, liquidation, dissolution or other similar transaction, in one transaction or a series of transactions, involving the Company and all or a material portion of its assets, securities (or instruments convertible into or exercisable or exchangeable for such securities) or businesses (whether by merger, consolidation, recapitalization, purchase or issuance of securities, purchase of assets, tender offer or otherwise), in each case other than the Transactions.

“Company Cash” means the aggregate amount of all cash, cash equivalents and marketable securities held by the Company or any of its Subsidiaries as of the Reference Time (including restricted cash, marketable securities, checks, credit card receivables, bank deposits, short term investments, performance bonds and customer deposits), whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts of or in any safety deposit box or other storage device.

“Company Cash Consideration” means aggregate cash consideration payable in the OpCo Merger (including the amount of cash consideration payable in respect of Company Equity Awards pursuant to Section 2.02(g), but excluding LTIP Cash Consideration), which aggregate amount is equal to the aggregate amount of cash (constituting a portion of the Total Cash Consideration) as is specified opposite the names of the Unblocked Company Unitholders in the Final Payment Spreadsheet.

“Company Class EX Units” means the limited liability company interests that constitute Class EX Interests (as defined in the Company A&R LLCA) designated as Class EX Units issued by the Company from time to time.

“Company Class X Units” means the limited liability company interests that constitute Class X Interests (as defined in the Company A&R LLCA) designated as Class X Units issued by the Company from time to time.

“Company Contractor” means any channel partner, referral partner, distributor partner or any other contractor of Company.

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other employee benefit, retirement, employment, consulting, compensation, incentive, incentive deferred compensation, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, employee loan, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing, in effect and covering one or more employees, former employees of the Company, current

Annex A-62

or former directors of Company or the beneficiaries or dependents of any such persons, and is maintained, sponsored, contributed to, or required to be contributed to by the Company, or under which the Company has any material liability.

“Company Equity Units” means collectively, the Class A-1 Units, Class A-2 Units, Class A-3 Units and Class B Units.

“Company IP Rights” means, collectively, the Company-Owned Intellectual Property Rights and the Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property Rights owned by a third party and licensed to the Company or to which the Company otherwise has a right to use and used or held for use in its business as currently conducted.

“Company LLC Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of the Company, dated as of May 25, 2018, as amended or otherwise modified.

“Company Material Adverse Effect” means any Change that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operation of the Company, taken as a whole; provided, however, that in no event will any of the following be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any Change attributable to: (i) operating, business, regulatory or other conditions (financial or otherwise) generally affecting the industries in which the Company operates; (ii) general economic conditions, including changes in the credit, securities, currency, banking, exchange, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) the announcement or pendency or consummation of the Transactions (including the identity of Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub or any communication by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub or any of their respective Affiliates regarding its plans or intentions with respect to the business of the Company, and in each case, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with the Company) or the taking of any action required or otherwise expressly contemplated by this Agreement and the other agreements contemplated hereby, including the completion of the Transactions contemplated hereby and thereby, including any action taken at the written request of Acquiror; provided, that this clause (iii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby; (iv) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or other legal or regulatory conditions; (v) the failure of the Company to meet or achieve the results set forth in any internal or published budget, plan, projection, prediction or forecast (it being understood, in each case, that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account); (vi) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (vii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters, epidemic, pandemic, disease outbreak (including the COVID-19 virus) and other force majeure events in the United States or any other country or region in the world, which, in each case of any of the foregoing clauses (i), (ii), (iv), (vi), and (vii) to the extent such Change does not disproportionately affect the Company, taken as a whole, relative to other companies in the industries in which the Company operates.

“Company-Owned Intellectual Property Rights” means all Intellectual Property owned or purported to be owned by the Company and used or held for use in its business as currently conducted.

Annex A-63

“Company PIK Units” means certain Company Membership Units that accrue after the date of this Agreement and before the OpCo Merger Effective Time pursuant to the Class A Preferred PIK Distribution (as defined in the Company LLC Agreement) and the Class A-3 Preferred PIK Distribution (as defined in the Company LLC Agreement), in accordance with the Company LLC Agreement.

“Company Product” means any product or service sold or offered to be sold by or through Company.

“Company Transaction Expenses” means all fees, costs and expenses incurred by or on behalf of the Company in connection with the Private Placement, the OpCo Merger, the Blocker Mergers, this Agreement and the Transactions.

“Company Unitholders” means the holders, as of immediately prior to the OpCo Merger Effective Time, of Class A-1 Units, Class A-2 Units, Class A-3 Units, Class B Units, Class C-1 Units, Class C-2 Units, Class C-2AD Units, Class C-3 Units and Class C-3AD Units.

“Contingent Workers” means independent contractors, consultants, temporary employees, leased employees or other servants or agents engaged or used with respect to the operation of the business of the Company who are classified as other than employees or compensated other than through wages paid the Company through payroll and reported on a form W-2.

“Contract” means any legally binding written agreement, contract, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, other than any Company Employee Benefit Plan that is not an employment contract.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19 Action” means any commercially reasonable action that the Company reasonably determines to be necessary or prudent for the Company to take in connection with the public health emergency caused by COVID-19 to protect the health and safety of customers, employees and other business relationships and to ensure compliance with any applicable Laws that is substantially similar to previous actions taken by the Company in response to the COVID-19 virus and, in each case, following prior written notice to and reasonable consultation with Acquiror; provided, however, that in no event shall the Company implement any waiver of receivables, material terms of Material Contracts or similar actions.

“Deferred IPO Fees” means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with Acquiror’s initial public offering of Acquiror Class A Common Stock that closed on November 30, 2020.

“Equity Interest” means, with respect to Acquiror or any of its Affiliates (including following the OpCo Merger Effective Time, the Company), any capital stock of, or other ownership, membership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or provisionally vested, of such person or any of its Affiliates or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or provisionally vested.

“Equity Members” means the holders of Class A-1 Units, Class A-2 Units, Class A-3 Units and Class B Units.

Annex A-64

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that together with the Company is deemed to be a “single employer” for purposes of Section 4001(b)(i) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA and/or Section 414 of the Code.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as they may be amended from time to time.

“Existing Credit Agreement” means that certain Second Amended and Restated Loan and Security Agreement, dated as of May 20, 2019, by and among the Company and Western Alliance Bank, as lender, as further amended, restated, supplemented, refinanced or otherwise modified from time to time.

“FTV Blocker Holder” means FTV V, L.P., a Delaware limited partnership.

“FTV Blocker Note” means that certain Promissory Note in the original principal amount of $32,000,000 dated as of May 25, 2018, by and between the FTV Blocker and the FTV Blocker Holder, as amended by that certain Option Purchase Agreement and Note Amendment dated as of the date hereof by and between the FTV Blocker and the FTV Blocker Holder.

“Hazardous Substances” means (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, toxic mold, radon, and radioactive materials; (e) per- and polyfluoroalkyl substances (f) any other contaminant; and (g) any substance, material or waste regulated by any Governmental Authority pursuant to any environmental Law.

“Intellectual Property” means (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, trade names, Internet domain names and other source identifiers together all applications, registrations and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (c) copyrights and other works of authorship, moral rights, and registrations and applications for registration thereof, (d) trade secrets (including know how, formulas, compositions, inventions (whether or not patentable or reduced to practice)), rights in customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases and database rights, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects and related information, in each case, to the extent constituting a trade secret under applicable law); and (e) all other intellectual property, industrial property, or proprietary rights of any kind or description.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of Matt Potere, Barry Edinburg, Nora Dahlman, Tim Parsons and Scott Mulloy after reasonable inquiry, and in the case of Acquiror, the actual knowledge of Geoffrey Strong, James Crossen and Joseph Romeo after reasonable inquiry.

“Liens” means any mortgage, lien, hypothecation, pledge, charge, encumbrance or any other security interest of third parties or any agreement to create any of the foregoing.

“Loan Product” means any solar or home improvement loan product.

“Loans” means solar or home improvement loans.

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“Look-Back Date” means December 31, 2018.

“LTIP Cash Consideration” means the cash portion of the LTIP Consideration.

“LTIP Plan” means that certain Sunlight Financial 2017 Long-Term Incentive Plan adopted by the Company Board effective December 13, 2017, as it may be amended and supplemented from time to time.

“LTIP Units” means units issued under the LTIP Plan having the terms set forth in the LTIP Plan and the applicable grant agreement.

“Member Approval” means the approval and adoption of the OpCo Merger, this Agreement and the Transactions contemplated hereby and thereby by the requisite affirmative vote or written consent of the members of the Company in accordance with the DLLCA and the Organizational Documents.

“NYSE” means the New York Stock Exchange.

“Order” means any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

“Ordinary Course Business Action” means any of the following, provided that such action or agreement is consistent with the normal customs and practices of Company in the ordinary course of its business or operations during the period prior to the date of this Agreement: (a) amending, restating, modifying or supplementing in any way the terms, conditions or pricing (including any original issue discount) applicable to any Company Contractor, or modify any program agreement with a Company Contractor to, without limitation, (i) adjust the tenor or interest rate applicable to any Loan Product, or (ii) provide for making advance payments or modifying the amount or timing of advance payments made to any Company Contractor; (b) amending, restating, modifying or supplementing in any way the terms, conditions or pricing applicable to any Loan Product or any Company Product; (c) terminating any agreement with any Company Contractor on the terms and conditions set forth in the applicable Contract; (d) engaging with, negotiating and/or entering into term sheets or Contracts with any new Company Contractor or any new Capital Provider that is not an Affiliate of Sponsor or managed by an Affiliate of Sponsor; (e) amending, restating, modifying or supplementing in any way the terms or conditions of any agreement with Company’s existing Capital Providers, including, without limitation, amending or modifying any terms and conditions (including pricing), to remove or establish any additional Company Products or to add any new products or services; (f) amending, modifying, revising or supplementing in any way Company’s policies, procedures or strategies related to the servicing of Loans, including without limitation collections activities related to Loans; (g) entering into or terminating any employment agreement or related document other than as related to an executive officer of the Company; (h) amending, modifying, revising or supplementing in any way Company’s policies, procedures or strategies related to credit origination, underwriting and disbursements or consumer compliance policies and procedures; and (i) distributing any revised version of Company’s Teammate Handbook or any associated state supplements therefor, provided that such revised versions shall not contain any material substantive changes except to the extent necessary to reflect applicable Law.

“Organizational Documents” means: (i) in the case of a person that is a corporation or a company, its articles or certificate of incorporation and its bylaws, memorandum of association, articles of association, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (ii) in the case of a person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (iii) in the case of a person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (iv) in the case of a person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Payment Spreadsheet” means the form of the payment spreadsheet to be used for the Interim Payment Spreadsheet and the Final Payment Spreadsheet.

“PCAOB” means the Public Company Accounting Oversight Board.

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“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permit” means any franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’, builders’, construction and other Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith, (b) Liens for Taxes, assessments, utilities or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way, servitudes, restrictive covenants, reciprocal agreements, cost-sharing agreements and similar restrictions affecting title to the real property and other title defects) that do not materially interfere with the Company’s present uses or occupancy of such real property, (d) Liens securing the obligations of the Company under the Existing Credit Agreement, (e) Liens granted to any lender at the Closing in connection with any financing by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub or OpCo Merger Sub of the Transactions, (f) zoning, building codes and other land use laws, bylaws, regulations and ordinances regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property, (g) any right, interest, Lien or title of a lessor or sublessor under any lease or other similar agreement or in the property being leased, (h) development agreements, subdivision agreements, site plan control agreements, servicing agreements and other similar agreements with any Governmental Authority or utility company affecting the development, servicing use or operation of any real property and any Liens in respect of security given to any Governmental Authority or utility company in connection therewith, (i) non-exclusive licenses of Intellectual Property entered in the ordinary course of business and (j) purchase money Liens and Liens securing rental payments under capital lease arrangements.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) any information which on its own or in combination with any other piece of information allows, direct or indirectly, the identification of a natural person or household, including a natural person’s name, street address, telephone number, e-mail address, photograph, IP address, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person or household, (b) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws or (c) any information that is covered by PCI DSS.

“PIK Vesting Requirement” shall have the meaning assigned to such term in the LTIP Unit Agreement pursuant to which the applicable Class C-2AD Unit(s) or Class C-3AD Unit(s) were issued, as the case may be.

“Pre-Closing Tax Period” means Tax period ending on or prior to the Closing Date; and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Pre-Money Equity Value” means an amount equal to One Billion One Hundred Seventy-Five Million Dollars ($1,175,000,000).

“Privacy Laws” means all Laws governing the Processing or security of Personal Information, including, to the extent applicable, the following Laws: the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act, California Senate Bill No. 327 (Security of Connected Devices), state data security Laws, state data breach notification Laws, applicable Laws relating to the transfer of Personal

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Information, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Process,” “Processed” or “Processing” means, with respect to data, the use, access, collection, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, sharing, destruction, dissemination, combination or other processing of such data.

“Products” mean any products or services that are developed by, offered for sale, distributed, or otherwise provided by the Company to purchasers, whether directly or through multiple tiers of distribution, including proprietary software.

“Redeeming Stockholder” means each Acquiror stockholder who exercises its Redemption Rights prior to the OpCo Merger Effective Time.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of the Acquiror Certificate of Incorporation.

“Reference Time” means (i) immediately after the Acquiror’s Stockholder Meeting (as may be adjourned to the extent permitted under Section 7.02(a)(v)), or (ii) in the event the Acquiror’s Stockholder Meeting is not held by the Adjournment Date, immediately after the Adjournment Date.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles).

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company from time to time.

“Sanctioned Person” means at any time any person (a) listed on any Sanctions-related list of designated or blocked persons, (b) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (c) majority-owned or controlled by any of the foregoing.

“Sponsor” means Spartan Acquisition Sponsor II LLC, a Delaware limited liability company.

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors, executive committee or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, unclaimed property or escheat obligation, or other charge in the nature of a Tax

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imposed by any Governmental Authority, including any interest, penalties or additions to tax in respect of the foregoing, and any liability for the payment of any of the foregoing as a result of being a member of an affiliated, combined, consolidated, unitary or similar group, the operation of applicable Law, or any express or implied obligation to indemnify any other person.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Tiger Blocker Holder” means Tiger Infrastructure Partners Co-Invest B LP.

“Tiger Blocker Note” means those certain loans made pursuant to the Note Agreement dated as of April 18, 2017, by and between Tiger Blocker and Tiger Blocker Holder.

“Total Cash Consideration” means the total cash consideration payable in accordance with Article II in the OpCo Merger and the Blocker Mergers as set forth in the Final Payment Spreadsheet, which shall total an amount equal to the result of calculating aggregate Acquiror Cash, less $50,000,000, less payment of all unpaid Company Transaction Expenses and Acquiror Transaction Expenses on the Closing Date.

“Total Equity Interest Consideration” means the total of (a) the aggregate number of shares of Acquiror Class A Common Stock (i) issuable in the Blocker Mergers as (A) FTV Blocker Holder Share Consideration and (B) Tiger Blocker Holder Share Consideration and (ii) issuable in the OpCo Merger as LTIP Consideration, plus (b) the number of Aggregate Class EX Units.

“Transaction Documents” means this Agreement, including all schedules and exhibits hereto, the Acquiror Disclosure Schedule, the Company Disclosure Schedule, the

Company A&R LLCA, the Company Support Agreement, the Founders Stock Agreement, the Tax Receivable Agreement, the Lock-Up Agreements, the Restated Acquiror Charter, the Investor Rights Agreement and all other agreements, certificates and instruments executed and delivered by Acquiror, MergerCo1, MergerCo2, Holdings I, Holdings II, Acquiror Sub, OpCo Merger Sub, FTV Blocker, Tiger Blocker or the Company in connection with the Transaction.

“Transaction Tax Deductions” means the sum of all items of loss or deduction for U.S. federal income tax purposes resulting from or attributable to the Company’s payment or accrual of: (A) the Company Transaction Expenses, (B) the repayment of indebtedness of the Company at Closing or as contemplated by this Agreement, and (C) any amount payable in connection with the Transactions that is in the nature of compensation for U.S. federal income tax purposes.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including the OpCo Merger, the Blocker Mergers, the Acquiror Sub Contribution and the Private Placement.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to Acquiror in connection with its due diligence investigation of the Company relating to the transactions contemplated hereby.

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(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2020 Balance Sheet	§ 3.07(b)
Acquiror	Preamble
Acquiror Board	Recitals
Acquiror Board Recommendation	Recitals
Acquiror Certificate	§ 2.04(c)
Acquiror Class C Common Stock	Recitals
Acquiror Contribution Amount	Recitals
Acquiror Disclosure Schedule	Article IV
Acquiror Expenses	§ 2.04(c)
Acquiror Preferred Stock	§ 4.03(a)
Acquiror SEC Reports	§ 4.07(a)
Acquiror Specified Representations	§ 8.03(a)(i)
Acquiror Stockholders Approval	§ 7.02(a)
Acquiror Stockholders’ Meeting	§ 7.01(a)
Acquiror Sub	Preamble
Acquiror Sub Common Stock	§ 4.03(f)
Acquiror Sub Contribution	Recitals
Action	§ 3.09
Adjournment Date	§ 7.02(a)
Agreement	Preamble
AICPA	§ 3.07(a)
Antitrust Laws	§ 7.07(b)
Audited Financial Statements	§ 3.07(a)
Blocker Boards	Recitals
Blocker Boards Recommendations	Recitals
Blocker Certificates of Merger	§ 1.03(b)
Blocker Mergers	Recitals
Blocker Mergers Effective Time	§ 1.03(b)
Blocker Specified Representations	§ 8.02(b)
Blockers	Preamble
Blue Sky Laws	§ 3.05(b)
Capital Provider	§ 3.18
CARES Act	§ 3.14(k)
Cash Consideration Available Cash	§ 8.03(f)
Claims	§ 6.04
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company A&R LLCA	Recitals
Company Board	Recitals
Company Board Approval	Recitals
Company Board Recommendation	Recitals
Company Certificate	§ 2.04(b)
Company Disclosure Schedule	Article III
Company Equity Awards	§ 2.02(g)
Company Membership Units	§ 3.03(b)
Company Merger Consideration	§ 2.02(f)
Company Parties	§ 4.21(c)

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Defined Term	Location of Definition
Company Permits	§ 3.06
Company Proprietary Information	§ 3.13(a)
Company Specified Representations	§ 8.02(a)(i)
Company Support Agreement	Recitals
Company Unitholder Meeting	§ 8.02(b)
Company Warrants	§ 3.03(b)
Confidentiality Agreement	§ 7.04(b)
Data Privacy and Security Requirements	§ 3.21(a)
DGCL	Recitals
Director and Officer Indemnification Agreements	Recitals
DLLCA	Recitals
Employee Stock Purchase Plan	§ 6.01(b)(x)
Enforceability Exceptions	§ 3.04
Environmental and Safety Requirements	§ 3.15(a)
Escrow Agent	§ 2.02(d)
Escrow Agreement	§ 2.02(d)
Exchange Agent	§ 2.07(a)
Exchange Fund	§ 2.07(b)
Final Consideration Allocation	§ 2.04(a)
Final Payment Spreadsheet	§ 2.04(a)
Financial Statement Delivery Date	§ 9.01(b)
First FTV Blocker Merger	Recitals
First Tiger Blocker Merger	Recitals
Forfeited Anti-Dilution Units	§ 2.02(g)
Forfeited LTIP Units	§ 2.02(d)
Founders Stock Agreement	Recitals
FTV Blocker	Preamble
FTV Blocker Consideration	§ 2.01(a)
FTV Blocker Holder Cash Consideration	§ 2.01(a)
FTV Blocker Holder Share Consideration	§ 2.01(a)
FTV Blocker Mergers	Recitals
FTV Blocker Shares	§ 5.03(a)
FTV Board	Recitals
FTV Disclosure Schedule	Article V
FTV Effective Time	§ 1.03(b)
FTV Surviving Company	§ 1.01(b)
GAAP	§ 3.07(a)
Governmental Authority	§ 3.05(b)
Holders	§ 2.07(b)
Holdings I	Preamble
Holdings I Interests	§ 4.03(d)
Holdings II	Preamble
Holdings II Interests	§ 4.03(e)
HSR Act	§ 3.05(b)
Interim Financial Statements	§ 3.07(b)
Interim Payment Spreadsheet	§ 2.04(a)
Intended Tax Treatment	§ 1.07
Interested Party Transactions	§ 3.20
Investor Rights Agreement	Recitals

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Defined Term	Location of Definition
IRS	§ 3.10(c)
Law	§ 3.05(a)
Lease Documents	§ 3.12(b)
Leased Real Property	§ 3.12(b)
Legal Advisor	§ 10.11
Lock-Up Agreements	§ 8.02(m)
LTIP Consideration	§ 2.02(d)
Material Channel Partner	§ 3.18
Material Contracts	§ 3.16(a)
Material Vendors	§ 3.18
Maximum Annual Premium	§ 7.11(b)
MergerCo1	Preamble
MergerCo1 Common Stock	§ 4.03(b)
MergerCo2	Preamble
MergerCo2 Interests	§ 4.03(c)
Minimum Cash Consideration Condition	§ 8.03(f)
Minimum Retained Cash Condition	§ 8.03(g)
Non-Party Affiliates	§ 10.10
OpCo Certificate of Merger	§ 1.03(a)
OpCo Merger	Recitals
OpCo Merger Effective Time	§ 1.03(a)
OpCo Merger Sub	Preamble
OpCo Merger Sub Interests	§ 4.03(g)
Outside Date	§ 9.01(b)
Outstanding Acquiror Shares	§ 4.03(a)
Outstanding Acquiror Sub Common Stock	§ 4.03(f)
Outstanding Acquiror Warrants	§ 4.03(a)
Outstanding Holdings I Interests	§ 4.03(d)
Outstanding Holdings II Interests	§ 4.03(e)
Outstanding MergerCo1 Common Stock	§ 4.03(b)
Outstanding MergerCo2 Interests	§ 4.03(c)
Outstanding OpCo Merger Sub Interests	§ 4.03(g)
Payment Spreadsheet	§ 2.04(a)
Permitted Updates	§ 2.04(a)
PIPE Investment Amount	§ 4.19
PIPE Investors	§ 4.19
Proxy Statement/Prospectus	§ 7.01(a)
Private Placement	Recitals
Registration Statement	§ 7.01(a)
Representatives	§ 7.04(a)
Required Financial Statements	§ 7.14
Restated Acquiror Bylaws	§ 1.05(f)
Restated Acquiror Charter	Recitals
SEC	§ 4.07(a)
Second FTV Blocker Merger	Recitals
Second Tiger Blocker Merger	Recitals
Securities Act	§ 4.07(a)
Subscription Agreements	Recitals
Surviving Company	§ 1.01(a)

Annex A-72

Defined Term	Location of Definition
Tax Receivable Agreement	Recitals
Terminating Acquiror Breach	§ 9.01(g)
Terminating Company Breach	§ 9.01(f)
Tiger Blocker	Preamble
Tiger Blocker Consideration	§ 2.01(b)
Tiger Blocker Holder Cash Consideration	§ 2.01(b)
Tiger Blocker Holder Share Consideration	§ 2.01(b)
Tiger Blocker Interests	§ 5.03(b)
Tiger Blocker Mergers	Recitals
Tiger Board	Recitals
Tiger Disclosure Schedule	Article V
Tiger Effective Time	§ 1.03(b)
Tiger Surviving Company	§ 1.01(c)
Time Vesting Provisions Schedule	§ 2.02(d)
Trust Account	§ 4.14
Trust Agreement	§ 4.14
Trust Fund	§ 4.14
Trustee	§ 4.14
Unallocated Class C Units	§ 2.04(a)
Unblocked Company Unitholders	Recitals
Voting Stock Consideration	§ 2.02(f)
Written Consent	§ 7.02(c)

SECTION 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.05 Entire Agreement; Assignment. This Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise); provided, however, that the Company may assign its rights (in whole or in part) under this Agreement to any lender or financing source, but in no event shall any such assignment release the Company from any of its obligations under this Agreement.

SECTION 10.06 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Transactions) in the Delaware Chancery Court or, if that court does not have subject matter jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except for the indemnification provisions contained herein, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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SECTION 10.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any court of the United States located in the State of Delaware, provided that the OpCo Merger, and such other provisions of this Agreement expressly required by the terms of this Agreement to be governed by the DLLCA, shall be governed by the DLLCA. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

SECTION 10.09 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

SECTION 10.10 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or any Transaction Document, or the negotiation, execution or performance of this Agreement or any Transaction Document (including any representation or warranty made in connection with this Agreement or any Transaction Document or as an inducement to enter into this Agreement or any Transaction Document), may be made only against the persons that are expressly identified as parties hereto or thereto. No person who is not named as a party to this Agreement or any such Transaction Document, including any director, officer, employee, incorporator, member, partner stockholder, Affiliate, agent, attorney, or representative of any named party to this Agreement or any such Transaction Document (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity; by or through a proceeding; or based upon attempted piercing of the corporate veil or any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or any Transaction Document or for any claim based on, in respect of, or by reason of this Agreement or any Transaction Document or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

SECTION 10.11 Conflict Waiver. Recognizing that each of Hunton Andrews Kurth LLP, Kirkland & Ellis LLP, and Milbank LLP (collectively, the “Legal Advisors” and each, a “Legal Advisor”) has acted as legal counsel to the Company, the Blockers and/or certain of their Affiliates prior to the Closing, and that each Legal Advisor intends to act as legal counsel to the Company, the Blockers and/or certain of its Affiliates after the Closing, Acquiror hereby waives, on its own behalf and agrees to cause its controlled Affiliates (including, from and after the Closing, the Company) to waive, any conflicts that may arise in connection with each Legal Advisor representing the Company, the Blockers and/or their Affiliates after the Closing as such representation may relate to the Company, the Blockers, or the transactions contemplated herein (including in respect of litigation). Recognizing that Vinson & Elkins L.L.P. and Gibson, Dunn & Crutcher LLP (collectively, the “Acquiror Legal Advisors”) have acted as legal counsel to Acquiror, a duly formed transaction committee of the Acquiror Board and/or certain of their Affiliates prior to the Closing, and that the Acquiror Legal Advisors intend to act as legal counsel to Acquiror, a duly formed transaction committee of the Acquiror Board and/or certain of its Affiliates after the Closing, the Company and the Blockers hereby waive, on its own behalf and agrees to cause its controlled Affiliates to waive, any conflicts that may arise in connection with the Acquiror Legal Advisors representing Acquiror, a duly formed transaction committee of the Acquiror Board and/or their Affiliates after the Closing as such representation may relate to Acquiror, or the transactions contemplated herein (including in respect of litigation).

SECTION 10.12 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

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SECTION 10.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.14 Construction. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all.”

(d) Unless otherwise specified, any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the Company Disclosure Schedule. Any reference in a schedule contained in the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties (or applicable covenants) contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty (or applicable covenants) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

[Signature Page Follows.]

Annex A-75

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPARTAN ACQUISITION CORP. II
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SL INVEST I INC.
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SL INVEST II LLC
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SL FINANCIAL INVESTOR I LLC
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SL FINANCIAL INVESTOR II LLC
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SL FINANCIAL HOLDINGS INC.
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SL FINANCIAL LLC
By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

SUNLIGHT FINANCIAL LLC
By:	/s/ Matt Potere
Name:	Matt Potere
Title:	Chief Executive Officer

Signature Page to Business Combination Agreement

Annex A-76

SUNLIGHT FINANCIAL LLC
By:	/s/ Matt Potere
Name:	Matt Potere
Title:	Chief Executive Officer

FTV-SUNLIGHT, INC.
By:	/s/ David Haynes
Name:	David Haynes
Title:	Managing Member

Signature Page to Business Combination Agreement

Annex A-77

TIGER CO-INVEST B SUNLIGHT BLOCKER LLC
By:	Tiger Infrastructure Partners Co-Invest B LP,
its sole member
By:	Tiger Infrastructure Associates GP Co-Invest B LP,
its general partner
By:	Emil Henry VI LLC,
its general partner
By:	Henry Tiger Holdings III LLC,
its sole member
By:	Emil Henry LLC,
its managing member
By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Managing Member

Signature Page to Business Combination Agreement

Annex A-78

EXHIBIT A

AMENDED AND RESTATED COMPANY LLC AGREEMENT

[Intentionally Omitted]

Annex A-79

EXHIBIT B

TAX RECEIVABLE AGREEMENT

[Intentionally Omitted]

Annex A-80

EXHIBIT C

COMPANY SUPPORT AGREEMENT

[Intentionally Omitted]

Annex A-81

EXHIBIT D

FOUNDERS STOCK AGREEMENT

[Intentionally Omitted]

Annex A-82

EXHIBIT E

SUBSCRIPTION AGREEMENT

[Intentionally Omitted]

Annex A-83

EXHIBIT F

BLOCKER CERTIFICATES OF MERGER

[Intentionally Omitted]

Annex A-84

EXHIBIT G

OPCO CERTIFICATE OF MERGER

[Intentionally Omitted]

Annex A-85

EXHIBIT H

DIRECTORS OF ACQUIROR

[Intentionally Omitted]

Annex A-86

EXHIBIT I

DIRECTOR AND OFFICER INDEMNIFICATION AGREEMENT

[Intentionally Omitted]

Annex A-87

EXHIBIT J

AMENDED AND RESTATED CHARTER OF ACQUIROR

[Intentionally Omitted]

Annex A-88

EXHIBIT K

AMENDED AND RESTATED BYLAWS OF ACQUIROR

[Intentionally Omitted]

Annex A-89

EXHIBIT L

INVESTOR RIGHTS AGREEMENT

[Intentionally Omitted]

Annex A-90

Annex B

Final Form

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNLIGHT FINANCIAL HOLDINGS INC.

Sunlight Financial Holdings Inc., a corporation existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Corporation’s original Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 17, 2020, as amended and restated in its entirety by that Amended and Restated Certificate of Incorporation on November 24, 2020 (the “First Amended and Restated Certificate of Incorporation”);

2. This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate of Incorporation”) restates and amends the First Amended and Restated Certificate of Incorporation;

3. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Sections 103, 242 and 245 of the General Corporation Law of the State of Delaware (as it may be amended from time to time, the “DGCL”) and has been adopted by the requisite vote of the stockholders of the corporation; and

4. The text of the First Amended and Restated Certificate of Incorporation is hereby amended and restated to read, in full, as follows:

First: The name of the Corporation is Sunlight Financial Holdings Inc.

Second: The registered office of the Corporation is to be located at c/o Corporation Services Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at that address is Corporation Service Company.

Third: The nature of the business or purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Fourth: The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [•] shares, classified as: [(a) [•] shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (b) [20,000,000] shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) and (c) [•] shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock” and together with the Class A Common Stock and Class B Common Stock, the “Common Stock”)]; and (d) [•] shares of Preferred Stock, par value of $0.0001 per share (“Preferred Stock”).

A. Reference is made to that certain Business Combination Agreement, dated as of January 23, 2021 ([as amended,] the “Business Combination Agreement”), by and among Spartan Acquisition Corp. II, a Delaware corporation (“Spartan”), SL Invest I Inc., a Delaware corporation, SL Invest II LLC, a Delaware limited liability company, SL Financial Investor I LLC, a Delaware limited liability company, SL Financial Investor II LLC, a Delaware limited liability company, SL Financial Holdings Inc., a Delaware corporation, SL Financial LLC, a Delaware limited liability company, Sunlight Financial LLC, a Delaware limited liability company, FTV-Sunlight, Inc., a Delaware corporation, and Tiger Co-Invest B Sunlight Blocker LLC, a Delaware limited liability company. Upon the closing of the transactions contemplated by the Business Combination Agreement (such time of such closing, the “Effective Time”), each former share of Class B Common Stock of the Corporation outstanding prior to the Effective Time automatically will convert into one issued and outstanding, fully paid and nonassessable share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof, in accordance with paragraph B(i) of this Article FOURTH.

Annex B-1

B. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such class or series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any classes or series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation. There shall be no limitation or restriction on any variation between any of the different classes or series of Preferred Stock as to the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several classes or series of Preferred Stock may, except as otherwise expressly provided in this Article FOURTH, vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors, providing for the issuance of the various classes or series; provided, however, that all shares of any one class or series of Preferred Stock shall have the same powers, designation, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions.

C. Common Stock.

(a) Except as may otherwise be provided in this Second Amended and Restated Certificate of Incorporation, each share of Common Stock shall have identical rights and privileges in every respect. Common Stock shall be subject to the express terms of Preferred Stock and any series thereof, if any. Except as may otherwise be provided in this Second Amended and Restated Certificate of Incorporation, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall be entitled to one (1) vote for each such share on all matters which to the stockholders are entitled to vote. Except as may otherwise be provided in this Second Amended and Restated Certificate of Incorporation, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters upon which the stockholders are entitled to vote, and the holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders, other than as provided in the applicable Preferred Stock Designation. Each holder of Common Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) (the “Bylaws”) and applicable law on all matters put to a vote of the stockholders of the Corporation. Except as otherwise required in this Second Amended and Restated Certificate of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, the holders of Common Stock and the Preferred Stock shall vote together as a single class).

(b) Notwithstanding the foregoing, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or pursuant to the DGCL.

(c) Subject to the prior rights and preferences, if any, applicable to shares of any Preferred Stock or any series thereof then outstanding, the holders of shares of Class A Common Stock shall be entitled to receive ratably in proportion to the number of shares of Class A Common Stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor. Dividends and other distributions shall not be declared or paid on the Class B Common Stock and Class C Common Stock unless (i) the dividend consists of shares of Class B Common Stock or Class C Common Stock, as applicable, or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B Common Stock or Class C Common stock, as applicable, paid proportionally with respect to each outstanding share of Class B Common Stock or Class C Common Stock, as applicable, and (ii) a dividend consisting of shares of Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class A Common Stock on equivalent terms is simultaneously paid to the holders of Class A Common Stock. If dividends are declared on the Class A Common Stock, the Class B Common Stock or Class C Common Stock that are payable in shares of Common Stock, or securities convertible or exercisable into

Annex B-2

or exchangeable or redeemable for Common Stock, the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class A Common Stock), the dividends payable to the holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class B Common Stock), the dividends payable to the holders of Class C Common Stock shall be paid only in shares of Class C Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class C Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively (or securities convertible or exercisable into or exchangeable or redeemable for the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively). In no event shall any shares of Class A Common Stock, Class B Common Stock or Class C Common Stock be split, divided, or combined unless the outstanding shares of the other class of Common Stock shall be proportionately split, divided or combined.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any series thereof, if any, the holders of shares of Class A Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock held by them. The holders of shares of Class B Common Stock and Class C Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. A dissolution, liquidation or winding-up of the Corporation, as such terms are used in this Subparagraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation.

(e) Shares of Class C Common Stock shall be redeemable for shares of Class A Common Stock on the terms and subject to the conditions set forth in the Fifth Amended and Restated Limited Liability Company Agreement of Sunlight Financial LLC (as it may be amended, restated, supplemented and otherwise modified from time to time, in accordance with its terms, the “LLC Agreement”). The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption of the outstanding shares of Class C Common Stock for Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption pursuant to the LLC Agreement; provided, however, that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such redemption of shares of Class C Common Stock pursuant to the LLC Agreement by delivering to the holder of shares of Class C Common Stock upon such redemption, cash in lieu of shares of Class A Common Stock in the amount permitted by and provided in the LLC Agreement or shares of Class A Common Stock which are held in the treasury of the Corporation. All shares of Class A Common Stock that shall be issued upon any such redemption will, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and non-assessable. All shares of Class C Common Stock redeemed shall be cancelled.

(f) The number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock voting separately as a class shall be required therefor; provided, however, that any amendment to increase the aggregate number of shares of Class C Common Stock that the Corporation has authority to issue shall require approval by the affirmative vote of the holders of a majority in voting power of the outstanding shares of Class C Common Stock entitled to vote thereon.

(g) The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors. The Board of

Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Annex B-3

(h) No stockholder shall, by reason of the holding of shares of any class or series of capital stock of the Corporation, have any pre-emptive or preferential right to acquire or subscribe for any shares or securities of any class, whether now or hereafter authorized, which may at any time be issued, sold or offered for sale by the Corporation, unless specifically provided for in a Preferred Stock Designation and except for an exercise of redemption rights in accordance with the LLC Agreement.

(i)     Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) and shall automatically convert into Class A Common Stock at the time of the closing of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Corporation and one or more businesses (a “Business Combination”).

(i)     Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock or Equity-linked Securities (as defined below) are issued or deemed issued in excess of the amounts sold in the Corporation’s initial public offering of securities (the “Offering”) and related to the closing of the initial Business Combination, all issued and outstanding shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock at the time of the closing of the initial Business Combination at a ratio for which:

•        the numerator shall be equal to the sum of (A) 25% of all shares of Class A Common Stock issued or issuable (upon the conversion or exercise of any Equity-linked Securities or otherwise) by the Corporation, related to or in connection with the consummation of the initial Business Combination (excluding any securities issued or issuable to any seller in the initial Business Combination) plus (B) the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial Business Combination; and

•        the denominator shall be the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial Business Combination.

(ii)     For purposes of this Second Amended and Restated Certificate of Incorporation, “Equity-linked Securities” shall mean any securities of the Corporation or any of the Corporation’s subsidiaries which are convertible into, or exchangeable or exercisable for, equity securities of the Corporation or such subsidiary, including any securities issued by the Corporation or any of the Corporation’s subsidiaries which are pledged to secure any obligation of any holder to purchase equity securities of the Corporation or any of the Corporation’s subsidiaries.

(iii)     Notwithstanding anything to the contrary contained herein, (a) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or Equity-linked Securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding (without the necessity of calling, noticing or holding a meeting of holders of Class B Common Stock), and (b) in no event may the Class B Common Stock convert into Class A Common Stock at a ratio that is less than one-for-one. Pursuant to the Founders Stock Agreement, dated as of January 23, 2021, by and among Spartan, Spartan Acquisition Sponsor II LLC, a Delaware limited liability company, Jan C. Wilson and John M. Stice, the holders of a majority of the shares of Class B Common Stock agreed to irrevocably waive the foregoing adjustment to the Initial Conversion Ratio.

(iv)     The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Amended and Restated Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.

(v)     Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this paragraph B(i) of this Article FOURTH. The pro rata share for each

Annex B-4

holder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this paragraph B(i) of this Article FOURTH and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.

Fifth: Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if any, and to the terms of any investor rights agreement between the Corporation and any stockholder that may be in effect from time to time (as amended or supplemented in accordance with their terms, each an “Investor Rights Agreement”), the number of the directors of the Corporation shall be fixed from time to time in the manner provided in the Bylaws. The Board of Directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The term of office for the directors in Class I shall expire at the first Annual Meeting of Stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation; the term of office for the directors in Class II shall expire at the second Annual Meeting of Stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation; and the term of office for the directors in Class III shall expire at the third Annual Meeting of Stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation. At each succeeding Annual Meeting of Stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation, directors elected to succeed those directors whose terms expire shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Except as the DGCL may otherwise require or pursuant to the terms of any Investor Rights Agreement, in the interim between Annual Meetings of Stockholders or Special Meetings of Stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office or, if earlier, their respective death, resignation or removal and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equal as possible so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the terms of any Investor Rights Agreement, the Board of Directors is authorized to assign members of the Board of Directors already in office, or those filling vacancies resulting from an increase in the size of the Board of Directors, to Class I, Class II, or Class III, with such assignment to become effective, with respect to members of the Board of Directors already in office, as of the initial effectiveness of this Second Amended and Restated Certificate of Incorporation, and, with respect to members filling vacancies resulting from an increase in the size of the Board of Directors, upon such appointment or election, as applicable. Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. Notwithstanding any other provision of this Article FIFTH, and except as otherwise required by law or pursuant to the terms of any Investor Rights Agreement, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filing of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article FIFTH unless expressly provided by such terms.

Sixth: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Except as otherwise required by the DGCL or as provided in this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Annex B-5

B. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws without any action on part of the stockholders of the Corporation. Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the full Board of Directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock issued pursuant to any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws. No bylaws of the Corporation hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board of Directors that was valid at the time it was taken.

C. Except as may be otherwise provided for or fixed pursuant to this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock or pursuant to paragraph C(i)(iii) of Article FOURTH, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

D. Except as otherwise required by applicable law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors or a majority of the directors. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

E. Advance notice of stockholders nominations for the election of directors and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

Seventh: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A. of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

Eighth: The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized hereby.

Ninth: Unless the Corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law and subject to applicable jurisdictional requirements, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding as to which the DGCL confers jurisdiction upon the Court of Chancery, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders in such capacity, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate of Incorporation or the Corporation’s bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable

Annex B-6

party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States.

Tenth: If any action the subject matter of which is within the scope of Paragraph A. of this Article TENTH immediately above is filed in a court other than the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Paragraph A. of this Article TENTH immediately above (an “Foreign Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Foreign Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Eleventh: If any provision or provisions of this Article ELEVENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article ELEVENTH (including, without limitation, each portion of any sentence of this Article ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH.

Twelfth: In recognition and anticipation that (i) certain directors and principals of Sunlight Financial LLC and their Affiliates (as defined below) (the “Sponsor Group”) may also serve as directors of the Corporation, (ii) the Sponsor Group and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article TWELFTH are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve the Sponsor Group, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

A. None of (i) any Sponsor Group member or any of its Affiliates or (ii) any Non-Employee Director or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall have any duty to refrain from directly or indirectly (x) engaging in a corporate opportunity in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates proposes to engage or (y) otherwise competing with the Corporation, and, to the fullest extent permitted by the DGCL, no Identified Person shall (A) be deemed to have acted in bad faith or in a manner inconsistent with the best interests of the Corporation or its stockholders or to have acted in a manner inconsistent with or opposed to any fiduciary duty to the Corporation or its stockholders or (B) be liable to the Corporation or its stockholders for breach of any fiduciary duty, in each case, by reason of the fact that such Identified Person engages in any such activities. The Corporation hereby renounces any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Paragraph C. of this Article TWELFTH. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself and the Corporation or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by the DGCL, shall not (A) be deemed to have acted in bad faith or in a manner inconsistent with the best interests of the Corporation or its stockholders or

Annex B-7

to have acted in a manner inconsistent with or opposed to any fiduciary duty to the Corporation or its stockholders or (B) be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, in each case, by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself or himself, or offers or directs such corporate opportunity to another Person.

B. The Corporation does not renounce its interest in any corporate opportunity (i) offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation or (ii) is identified by any Non-Employee Director solely through disclosure by or on behalf of the Corporation, and the provisions of Paragraph B. of this Article TWELFTH shall not apply to any such corporate opportunity.

C. In addition to and notwithstanding the foregoing provisions of this Article TWELFTH, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

D. For purposes of this Article TWELFTH, (i) “Affiliate” shall mean (A) in respect of any member of the Sponsor Group, any Person that, directly or indirectly, is controlled by such member of the Sponsor Group, controls such member of the Sponsor Group or is under common control with such member of the Sponsor Group and shall include any principal, member, director, partner, stockholder, or officer, of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (B) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (C) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

E. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article TENTH.

Thirteenth: The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Second Amended and Restated Certificate of Incorporation and the DGCL; and, except as set forth in paragraphs C, D and E of Article SIXTH, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article THIRTEENTH.

Fourteenth: Notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) except for paragraph C(f) of Article FOURTH or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the affirmative vote of the holders of at least 662/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision of this Second Amended and Restated Certificate of Incorporation.

Fifteenth: If any provision of this Second Amended and Restated Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Second Amended and Restated Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Second Amended and Restated Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Second Amended and Restated Certificate of Incorporation shall be enforceable in accordance with its terms.

(Remainder of Page Intentionally Left Blank)

Annex B-8

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by an authorized officer this [•] day of [•], 2021.

SUNLIGHT FINANCIAL HOLDINGS INC.
By:
Name:
Title:

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Annex B-9

Annex C

SUNLIGHT FINANCIAL HOLDINGS 2021 EQUITY INCENTIVE PLAN

SUNLIGHT FINANCIAL HOLDINGS INC.
2021 EQUITY INCENTIVE PLAN

1. Purposes of this Plan. The purpose of this Plan is to: (i) attract and retain the best available personnel for positions of substantial responsibility, (ii) provide additional incentive to Employees, Directors and Consultants, and (iii) promote the success of the Company’s business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase this interest, by permitting them to receive Shares of the Company. This Plan permits the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares, and Other Stock-Based Awards.

2. Definitions. As used in this Plan, the following definitions apply:

(a) “Administrator” means the Board or any of its Committees that are administering this Plan, in accordance with Section 4 of this Plan.

(b) “Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

(c) “Applicable Laws” means the requirements relating to the administration of, and the issuance of securities under, equity-based awards or equity compensation plans, including, without limitation, the requirements of U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or may be, granted under this Plan. For all purposes of this Plan, references to statutes and regulations shall be deemed to include any successor statutes or regulations, to the extent reasonably appropriate as determined by the Administrator.

(d) “Acquiror” means the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be, in a Change in Control.

(e) “Award” means, individually or collectively, a grant under this Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock-Based Awards.

(f) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Participant, including any amendments thereto. The Award Agreement may be in written or electronic format, in such form and with such terms as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of this Plan.

(g) “Board” means the Board of Directors of the Company.

(h) “Cause” means, with respect to a Participant’s termination by the Company as a Service Provider, for “Cause” as such term (or word of like import) is expressly defined in a then-effective written employment, consulting or other similar agreement between the Participant and the Company. In the absence of an effective written agreement that contains a definition of Cause, the term Cause shall mean any of the following: (i) any act or omission by the Participant that constitutes a material breach by the Participant of any of his or her obligations under this Plan or an applicable Award Agreement; (ii) the Participant’s conviction of, or plea of nolo contendere to, (A) any felony or (B) another crime involving dishonesty or moral turpitude or a crime which could reflect negatively upon the Company or otherwise impair or impede its operations; (iii) the Participant engaging in any misconduct, negligence, act of dishonesty, violence or threat of violence (including any violation of federal securities laws) that is injurious to the Company or any of its Affiliates; (iv) the Participant’s material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company; (v) the Participant’s refusal to follow the directions of his or her superiors; and (vi) any other willful misconduct by the Participant which is materially injurious to the financial condition or business reputation of the Company or any of its Affiliates. Notwithstanding anything in this Plan or in any Award Agreement to the contrary, if the Participant’s status as a Service Provider is terminated without Cause, the Company shall have the sole discretion to later use after-acquired evidence to retroactively re-characterize the prior termination as a termination for Cause if such

Annex C-1

after-acquired evidence supports such an action. If after-acquired evidence would support a termination for Cause and the Participant has already exercised an Option or vested in an Award, the Participant agrees as a condition of his or her receiving the Option that the Company shall repurchase the Shares at the price paid by the Participant, and if instead the Award was granted with no purchase price, then the Award or Shares shall be immediately and automatically forfeited for no consideration, with or without the Participant’s consent.

(i) “Change in Control” means, except as otherwise provided in the Award Agreement, the occurrence of any of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate, or (B) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the Common Stock) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) The sale or disposition by the Company of all or substantially all of the Company’s assets other than (A) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (B) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the Company’s shareholders;

(iii) A change in the composition of the Board during any twelve (12) consecutive month period the result of which is that fewer than a majority of the Directors are Incumbent Directors. For this purpose, “Incumbent Directors” are Directors who are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but does not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of Directors to the Company); or

(iv) A merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(j) “Code” means the Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations and administrative guidance promulgated thereunder.

(k) “Committee” means a committee of Directors or other individuals that satisfies Applicable Laws and was appointed by the Board in accordance with Section 4 of this Plan.

(l) “Common Stock” means the common stock of the Company.

(m) “Company” means Sunlight Financial Holdings Inc., a Delaware corporation, and any successor to thereto.

(n) “Consultant” means any natural person, including an advisor, engaged by the Company or an Affiliate to render services to such entity.

(o) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code.

(p) “Director” means a member of the Board.

Annex C-2

(q) “Disability” means either: (i) a total and permanent disability as defined in Section 22(e)(3) of the Code (applicable only to Incentive Stock Options); or (ii) the Participant (x) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; (y) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Participants of the Company; or (z) is determined by the Social Security Administration to be disabled. Notwithstanding the foregoing, the Participant shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its sole discretion.

(r) “Dividend Equivalent” means a credit, made at the sole discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant. Under no circumstances will the payment of a Dividend Equivalent be made contingent on the exercise of an Option or Stock Appreciation Right.

(s) “Effective Date” means the date of the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of January 23, 2021, by and among Spartan Acquisition Corp. II, SL Invest I Inc., SL Invest II LLC, SL Financial Investor I LLC, SL Financial Investor II LLC, SL Financial Holdings Inc., SL Financial LLC, Sunlight Financial LLC, FTV-Sunlight, Inc. and Tiger Co-Invest B Sunlight Blocker, LLC.

(t) “Employee” means any person, including officers, employed by the Company or any Affiliate. Neither service as a Director nor payment of a director’s fee by the Company is sufficient to constitute “employment” by the Company.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, the Fair Market Value is the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock is the mean between the high bid and low asked prices for the Common Stock for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the foregoing to the contrary, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value will be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(w) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Award Agreement.

(x) “Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable Award Agreement, or an intended Incentive Stock Option that does not so qualify.

(y) “Option” means an option to purchase Shares that is granted pursuant to this Plan in accordance with Section 7 hereof.

(z) “Other Stock-Based Awards” means any other awards not specifically described in this Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12 of this Plan.

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(aa) “Parent” means a “parent corporation” with respect to the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb) “Participant” means a Service Provider who has been granted an Award under this Plan or, if applicable, such other person who holds an outstanding Award.

(cc) “Performance Goals” means goals which have been established by the Administrator in connection with an Award and are based on one or more criteria as established by the Administrator in its sole discretion from time to time.

(dd) “Performance Period” means the time period during which the Performance Goals must be met.

(ee) “Performance Share” means Shares issued pursuant to a Performance Share Award under Section 11 of this Plan.

(ff) “Performance Unit” means, pursuant to Section 11 of this Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal to the value set forth in the Award Agreement.

(gg) “Plan” means this 2021 Equity Incentive Plan, as amended from time to time.

(hh) “Restricted Stock” means Shares issued pursuant to a Restricted Stock Award under Section 8 of this Plan or issued pursuant to the early exercise of an Option.

(ii) “Restricted Stock Unit” means, pursuant to Section 10 of this Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal in value to the Fair Market Value of one Share in the Company on the date of vesting or settlement, or as otherwise set forth in the Award Agreement.

(jj) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to this Plan.

(kk) “Section 16(b)” means Section 16(b) of the Exchange Act.

(ll) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(mm) “Service Provider” means a natural person that is an Employee, Director or Consultant.

(nn) “Share” means a share of Common Stock, as adjusted in accordance with Section 15 of this Plan.

(oo) “Stock Appreciation Right” or “SAR” means, pursuant to Section 9 of this Plan, an unfunded and unsecured promise to deliver Shares, cash or other securities equal in value to the difference between the Fair Market Value of a Share as of the date such SAR is exercised and the Fair Market Value of a Share as of the date such SAR was granted, or as otherwise set forth in the Award Agreement.

(pp) “Subsidiary” means a “subsidiary corporation” with respect to the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to this Plan.

(a) Stock Subject to this Plan. Subject to the provisions of Section 15 of this Plan, the maximum aggregate number of Shares that may be issued under this Plan is twenty-five million five hundred thousand (25,500,000) Shares, all of which may be subject to Incentive Stock Option treatment. The maximum aggregate number of Shares that may be issued pursuant to all awards under this Plan will increase annually on the first day of each fiscal year after the adoption of this Plan by the number of Shares equal to the lesser of (i) two percent (2.0%) of the total issued and outstanding common shares of the Company on the first day of such fiscal year, and (ii) such lesser amount (including zero) determined by the Board. Shares will not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under this Plan will be reduced only by the number of Shares actually issued in such exercise or settlement. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender or withholding of Shares as full or partial payment of

Annex C-4

such exercise price, or if Shares are tendered or withheld to satisfy any withholding obligations of the Company, the number of Shares so tendered or withheld will again be available for issuance pursuant to future Awards under this Plan.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of the Award or the forfeited or repurchased Shares will again be available for grant under this Plan.

(c) Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as are sufficient to satisfy the requirements of this Plan. The Shares may consist, in whole or in part, of authorized but unissued Shares, treasury shares or Shares reacquired by the Company in any manner.

(d) Shares under Plans of Acquired Companies. Shares issued or transferred pursuant to an Award granted in substitution for outstanding awards, or in connection with assumed awards, previously granted by a company or other entity acquired by the Company or with which the Company combines, shall not count against the limits in the first sentence of Section 3(a) hereof.

4. Administration of this Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer this Plan.

(ii) Rule 16b-3. If a transaction is intended to be exempt under Rule 16b-3, then it will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) Other Administration. Other than as provided above, this Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws.

(iv) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of this Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) Powers of the Administrator. Subject to the provisions of this Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to the Committee, and subject to the approval of any relevant authorities, the Administrator has the authority, in its discretion to:

(i) determine the Fair Market Value of Awards;

(ii) select the Service Providers to whom Awards may be granted under this Plan;

(iii) determine the number of Shares or cash to be covered by each Award granted under this Plan;

(iv) determine when Awards are to be granted under this Plan and the applicable date of grant;

(v) approve forms of Award Agreements for use under this Plan;

(vi) determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted under this Plan, including but not limited to, the exercise price, the purchase price, the time or times when Awards may be exercised (which may be based on Performance Goals), any acceleration of vesting or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, may determine;

(vii) reduce, with or without Participant consent, the exercise price of any Award to the then-current Fair Market Value (or a higher value) if the Fair Market Value of the Common Stock covered by such Award has declined since the date the Award was granted;

Annex C-5

(viii) construe and interpret the terms of this Plan and Awards granted pursuant to this Plan;

(ix) prescribe, amend and rescind rules and regulations relating to this Plan, including rules and regulations relating to the creation and administration of sub-plans established for the purpose of satisfying applicable laws of jurisdictions other than the United States;

(x) amend the terms of any outstanding Award, including the discretionary authority to extend the post-termination exercise period of Awards and accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions, but any amendment that would adversely affect the Participant’s rights under an outstanding Award will not be made without the Participant’s written consent;

(xi) allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award up to the number of Shares or cash having a Fair Market Value equal to the amount required to be withheld up to the maximum individual income tax rate in the applicable jurisdiction. The Fair Market Value of any Shares to be withheld is to be determined on the date that the amount of tax to be withheld is to be determined, and all elections by a Participant to have Shares or cash withheld for this purpose are to be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiii) allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to the Participant under an Award;

(xiv) determine whether Awards are to be settled in Shares, cash or in a combination of Shares and cash;

(xv) determine whether Awards are to be adjusted for Dividend Equivalents;

(xvi) create Other Stock-Based Awards for issuance under this Plan;

(xvii) establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under this Plan;

(xviii) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xix) establish one or more programs under this Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Goals, or other event that absent the election, would entitle the Participant to payment or receipt of Shares or other consideration under an Award;

(xx) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in this Plan and any instrument or agreement relating to an Award;

(xxi) to correct administrative errors; and

(xxii) make all other determinations that the Administrator deems necessary or advisable for administering this Plan.

The express grant in this Plan of any specific power to the Administrator will not be construed as limiting any power or authority of the Administrator. However, the Administrator may not exercise any right or power reserved to the Board.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations, actions and interpretations will be final, conclusive and binding on all persons having an interest in this Plan.

Annex C-6

(d) Indemnification. The Company must defend and indemnify the Indemnitees to the maximum extent permitted by law against (i) all reasonable expenses, including reasonable attorneys’ fees incurred in connection with the defense of any Claim to which any of them is a party by reason of any action taken or failure to act in connection with this Plan, or in connection with any Award granted under this Plan; and (ii) all amounts required to be paid by them in settlement of a Claim (provided the settlement is approved by the Company) or required to be paid by them in satisfaction of a judgment in any Claim. However, no person will be entitled to indemnification to the extent it is determined in such Claim that such person did not in good faith and in a manner reasonably believed to be in the best interests of the Company (or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful). In addition, to be entitled to indemnification, the Indemnitee must, within thirty (30) days after written notice of the Claim, offer the Company, in writing, the opportunity, at the Company’s expense, to defend the Claim. This right to indemnification is in addition to all other rights of indemnification available to the Indemnitee. For purposes of this Section 4(d), (y) the term “Claim” shall mean any claim, investigation, action, suit or proceeding, and any appeal therein, and (z) the term “Indemnitee” means members of the Board, the Committee, the Administrator, officers and Employees of the Company or of an Affiliate to whom authority to act for the Board, the Committee, the Administrator or the Company is delegated under this Plan.

5. Eligibility. With the exception of Incentive Stock Options, Awards may be granted to Employees, Directors, and Consultants. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) $100,000 Limitation for Incentive Stock Options. Each Option must be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Options with respect to such Shares are granted.

(b) Non-Employee Director Annual Limits. The grant date fair value (determined for financial reporting purposes) of all Awards denominated in Common Stock granted in any calendar year to a Service Provider who is a non-Employee Director will not exceed $500,000.

7. Options.

(a) Grant of Options. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, may determine.

(b) Option Agreement. Each grant of an Option must be evidenced by an Award Agreement that specifies the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions (if any) applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c) Term of Option. The term of each Option must be stated in the Award Agreement. In the case of an Incentive Stock Option, the term must be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option must be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

Annex C-7

(d) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option is to be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option:

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price must be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price must be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator, but must not be less than the Fair Market Value per Share on the date of grant unless the terms of such Nonstatutory Stock Option comply with Section 409A of the Code.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator may, in its sole discretion, accelerate the satisfaction of such conditions at any time.

(e) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash or cash equivalents;

(ii) check;

(iii) in the discretion of the Administrator, surrendering or attesting to the ownership of Shares that are already owned by the Participant that meet the conditions established by the Administrator to avoid adverse accounting consequences, valued at their Fair Market Value on the date the Option is exercised;

(iv) in the discretion of the Administrator, payment may be made in whole or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the exercise price and/or any withholding taxes;

(v) in the discretion of the Administrator, through a “net exercise” such that, without the payment of any funds, the Participant may exercise the Option and receive the net number of Shares equal to (A) the number of Shares as to which the Option is being exercised, multiplied by (B) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the exercise price per Share, and the denominator of which is such Fair Market Value per Share. The number of net Shares to be received shall be rounded down to the nearest whole number of Shares;

(vi) in the discretion of the Administrator, a reduction in the amount of any Company liability to the Participant;

(vii) in the discretion of the Administrator, any combination of the foregoing methods of payment; or

(viii) in the discretion of the Administrator, any other consideration and method of payment for the issuance of Shares permitted by Applicable Laws.

Annex C-8

(f) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted under this Plan will be exercisable according to the terms of this Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding), and (z) all representations and documents reasonably requested by the Administrator. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and this Plan. Shares issued upon exercise of an Option must be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment is to be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 or the applicable Award Agreement. Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider (Other than Death or Disability). If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise the vested portion of his or her Option within the time period specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). If the Award Agreement does not specify a time period within which the vested portion of such Option must be exercised after the Participant ceasing to be a Service Provider, the vested portion of such Option will be exercisable for three (3) months after the Participant ceases to be a Service Provider (other than upon the Participant’s death or Disability). Unless otherwise provided by the Administrator, if the Participant is not vested as to his or her entire Option on the date the Participant ceases to be a Service Provider (other than upon the Participant’s death or Disability), then immediately thereafter, the Shares covered by the unvested portion of the Option shall be forfeited. Additionally, if the Participant does not exercise his or her Option as to all of the vested Shares within the time period specified herein, then immediately thereafter, the Option will terminate and the Shares covered by the unexercised portion of the Option shall be forfeited.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of his or her Disability, the Participant may exercise the vested portion of his or her Option within the time period specified in the Award Agreement (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement). If the Award Agreement does not specify a time period within which the vested portion of such Option must be exercised after the Participant ceasing to be a Service Provider as a result of his or her Disability, the vested portion of such Option will be exercisable for twelve (12) months after the Participant ceasing to be a Service Provider as a result of his or her Disability. Unless otherwise provided by the Administrator, if the Participant is not vested as to the Participant’s entire Option on the date he or she ceases to be a Service Provider as a result of his or her Disability, then immediately thereafter, the Shares covered by the unvested portion of the Option shall be forfeited. Additionally, if the Participant does not exercise his or her Option as to all of the vested Shares within the time period specified herein, then immediately thereafter, the Option will terminate and the Shares covered by the unexercised portion of the Option shall be forfeited.

(iv) Death of Participant. If a Participant dies while a Service Provider, the vested portion of the Option may be exercised within the time period specified in the Award Agreement (but in no event later than the expiration of the term of the Option as set forth in the Award Agreement), by the beneficiary designated by the Participant prior to his or her death; provided that such designation must be acceptable to the Administrator. If no beneficiary has been designated by the Participant, then the vested portion of the Option may be exercised by the personal representative of the Participant’s estate, or by the persons to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. If the Award Agreement does not specify a time period within which the vested portion of such Option must be exercised after a Participant’s death, the vested portion of such Option will be exercisable for twelve (12) months after his or her death. Unless otherwise provided by the Administrator, if the Participant is not vested as to his or her entire Option on the date he or she

Annex C-9

ceases to be a Service Provider as a result of the Participant’s death, then immediately thereafter, the Shares covered by the unvested portion of the Option shall be forfeited. Additionally, if the Participant’s beneficiary, personal representative or permitted transferee does not exercise the Option as to all of the vested Shares within the time period specified herein, then immediately thereafter, the Option will terminate.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, determines.

(b) Restricted Stock Agreement. Each Award of Restricted Stock must be evidenced by an Award Agreement that specifies the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c) Removal of Restrictions. The Administrator may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed.

(d) Voting Rights. Participants holding Shares of Restricted Stock may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(e) Dividends and Other Distributions. Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares; provided, however, that if so determined by the Administrator and provided by the Award Agreement, such dividends and distributions shall be subject to the same restrictions on transferability and forfeitaibility as the Restricted Stock with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to shareholders (or, if later, the fifteenth (15th) day of the third month following the date such dividends or distributions are paid to shareholders).

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of this Plan, a SAR may be granted to a Service Provider at any time and from time to time as may be determined by the Administrator, in its sole discretion. The Administrator has complete discretion to determine the number of SARs granted to any Service Provider. Subject to the provisions of Section 6(b), the Administrator has complete discretion to determine the terms and conditions of SARs granted under this Plan, including the sole discretion to accelerate exercisability at any time, but the per Share exercise price that will determine the amount of the payment the Company receives upon exercise of a SAR will not be less than the Fair Market Value per Share on the date of grant unless the terms of such SAR comply with Section 409A of the Code.

(b) SAR Agreement. Each SAR grant must be evidenced by an Award Agreement that specifies the exercise price, the term, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c) Expiration of SARs. A SAR granted under this Plan will expire upon the date determined by the Administrator, in its sole discretion, as set forth in the Award Agreement; but no SAR may be exercisable later than ten (10) years after the date of grant. Notwithstanding the foregoing, Sections 7(f)(ii), 7(f)(iii) and 7(f)(iv) also apply to SARs.

(d) Payment of SAR Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise and the exercise price; by

(ii) The number of Shares with respect to which the SAR is exercised.

At the sole discretion of the Administrator, the payment upon the exercise of a SAR may be in cash, in Shares of equivalent value, or in some combination thereof.

Annex C-10

10. Restricted Stock Units.

(a) Grant of Restricted Stock Units. Subject to the terms and provisions of this Plan, the Administrator, at any time and from time to time, may grant Restricted Stock Units to Service Providers in such amounts as the Administrator, in its sole discretion, determines.

(b) Restricted Stock Unit Agreement. Each Award of Restricted Stock Units must be evidenced by an Award Agreement that specifies the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

(c) Removal of Restrictions. The Administrator may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed.

(d) Voting Rights. Participants holding Restricted Stock Units shall have no voting rights with respect to Shares represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).

(e) Dividends Equivalents. The Administrator, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalents with respect to the payment of cash dividends on Shares during the period beginning on the date such Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalents, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Shares, as determined by the Administrator. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Shares represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per Share on such date. If so determined by the Administrator and provided by the Award Agreement, such cash amount or additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally granted. If the Award Agreement provides for current payment of Dividend Equivalents in cash, such amounts shall be paid no later than the end of the calendar year in which the corresponding dividends are paid to shareholders (or, if later, the fifteenth (15th) day of the third (3rd) month following the date such dividends are paid to shareholders).

11. Performance Units and Performance Shares.

(a) Grant of Performance Units and Performance Shares. Subject to the terms and conditions of this Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as may be determined by the Administrator in its sole discretion. The Administrator has complete discretion in determining the number of Performance Units and Performance Shares granted to each Service Provider.

(b) Value of Performance Units and Performance Shares. Each Performance Unit and Performance Share must have an initial value established by the Administrator on or before the date of grant. Each Performance Share must have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Goals and Other Terms. The Administrator may set Performance Goals in its sole discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units and Performance Shares that will be paid out to the Participant. Each award of Performance Units or Performance Shares must be evidenced by an Award Agreement that specifies the Performance Period and such other terms and conditions as the Administrator in its sole discretion may determine. The Administrator may set Performance Goals based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), or any other basis determined by the Administrator in its sole discretion.

(d) Earning of Performance Units and Performance Shares. After the applicable Performance Period has ended, the holder of Performance Units or Performance Shares will be entitled to receive a payout of the number of Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved. After the grant of Performance Units or Performance Shares, the Administrator may, in its sole discretion, reduce or waive any performance objectives for the Performance Units or Performance Shares.

Annex C-11

(e) Form and Timing of Payment of Performance Units. Payment of earned Performance Units, if any, will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units in the form of cash, in Shares or in a combination of cash and Shares.

(f) Cancellation of Performance Units or Performance Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units and Performance Shares will be forfeited to the Company, and the Shares subject to such Awards (if any) will again be available for grant under this Plan as set forth in Section 3.

12. Other Stock-Based Awards. Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under this Plan and/or cash awards made outside of this Plan. The Administrator has authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards are to be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards, including any dividend or distribution rights and whether the Award should be paid in cash.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted under this Plan will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company or any Affiliate. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not guaranteed by statute or contract, then at the end of three (3) months after the expiration of the leave of absence, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the Participant only by the Participant. If the Administrator makes an Award transferable, such Award may contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event of any change in the outstanding Shares of Common Stock by reason of any stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction that affects the Common Stock, an adjustment will be made, as the Administrator deems necessary or appropriate, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. Such adjustment may include an adjustment to the number and class of Shares which may be delivered under this Plan, the number, class and price of Shares subject to outstanding Awards, the number and class of Shares issuable pursuant to Options, and the numerical limits contained in Sections 3 and 6(b). Notwithstanding the preceding sentence, the number of Shares subject to any Award always will be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practical prior to the effective date of the proposed transaction. The Administrator, in its sole discretion, may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to the transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award will lapse with respect to one hundred percent (100%) of the Shares underlying such Award, and that any Award vesting will accelerate in full, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such liquidation or dissolution.

Annex C-12

(c) Change in Control. This Section 15(c) will apply except to the extent otherwise provided in the Award Agreement.

(i) Accelerated Vesting. In its discretion, the Administrator may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant’s Continues Service prior to, upon, or following the Change in Control, and to such extent as the Administrator determines.

(ii) Assumption, Continuation or Substitution. Subject to Section 15(c)(iv), below, in the event of a Change in Control, the Acquiror may, without the consent of any Participant, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable. For purposes of this Section 15(c)(ii), if so determined by the Administrator in its discretion, an Award denominated in Shares shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of this Plan and the applicable Award Agreement, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a Share on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration is not solely common stock of the Acquiror, the Administrator may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each Share subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Shares pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(iii) Cash-Out of Outstanding Stock-Based Awards. The Administrator may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in Shares or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested Share (and each unvested Share, if so determined by the Administrator) subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per Share in the Change in Control, reduced (but not below zero) by the exercise or purchase price per Share, if any, under such Award. In the event such determination is made by the Administrator, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section 15 (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

(iv) Termination. Notwithstanding any provision of Section 15(c)(ii) to the contrary, with respect to Awards that are assumed or substituted, if on the date of or following the assumption or substitution, the Participant’s status as a Service Provider is terminated without Cause within twenty-four (24) months following the date of the Change in Control, then all restrictions on Awards granted to such Participant will lapse, and the Participant will fully vest in and have the right to exercise, if applicable, his or her Awards, and, to the extent applicable, all Performance Goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or a later date as is determined by the Administrator. The Administrator will provide a notice of the determination to each Participant within a reasonable time after the date of such grant.

Annex C-13

17. Board and Shareholder Approval; Term of Plan. This Plan will become effective upon the later to occur of (i) its adoption by the Board, (ii) its approval by the Company’s shareholders, and (iii) the Effective Date. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18.

18. Amendment and Termination of this Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate this Plan.

(b) Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws. To the extent it is desired to grant Incentive Stock Options under this Plan, then approval of this Plan by the shareholders of the Company must occur within twelve (12) months before or after the date this Plan is adopted by the Board. Such approval by shareholders of the Company shall be obtained in the degree and manner required under Applicable Law. Incentive Stock Options may be granted, but Incentive Stock Options may not be exercised, prior to approval of this Plan by shareholders of the Company.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of this Plan will materially or adversely impair the rights of any Participant, unless otherwise mutually agreed upon by the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of this Plan will not affect the Administrator’s ability to exercise the powers granted to it under this Plan with respect to Awards granted under this Plan prior to the date of termination. No Shares shall be issued or sold under this Plan after the termination thereof, except upon exercise of an Award granted prior to the termination of this Plan. Notwithstanding the foregoing, or anything in this Plan to the contrary, the Administrator shall have unilateral authority to amend an Award, without Participant consent, to the minimum extent necessary to comply with Section 409A of the Code and such amendment shall not be deemed to materially impair the rights of such Participant.

19. Conditions upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of the Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving the Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute the Shares if, in the opinion of counsel for the Company, such a representation is required.

(c) Taxes. As a condition to the exercise or settlement of an Award, the Participant shall make such arrangements as the Administrator may require for the satisfaction of any applicable withholding taxes arising in connection with the exercise or settlement of an Award under the laws of U.S. federal, state, local or non-U.S. jurisdictions. The Company shall not be required to issue any Shares under this Plan until the foregoing obligations are satisfied. Without limiting the generality of the foregoing, upon the exercise or settlement of any Award, the Company shall have the right to withhold taxes from any compensation or other amounts that the Company may owe to the Participant, or to require the Participant to pay to the Company the amount of any taxes that the Company may be required to withhold with respect to the Shares issued to the Participant. Without limiting the generality of the foregoing, the Administrator in its sole discretion may authorize the Participant to satisfy all or part of any withholding tax liability by: (i) having the Company withhold from the Shares that would otherwise be issued upon the exercise or settlement of an Award up to that number of Shares having a Fair Market Value, as of the date the withholding tax liability arises, sufficient to satisfy the withholding obligations based on the maximum individual income tax rate in the applicable jurisdiction; and/or (ii) delivering to the Company previously owned and unencumbered Shares having a Fair Market Value, as of the date the withholding tax liability arises, equal to the amount of the Company’s withholding tax liability to be so satisfied. Subject to the preceding sentence, the exercisability or settlement of any Award Agreement shall be determined by the Administrator in its sole discretion.

Annex C-14

20. Severability. Notwithstanding any contrary provision of this Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or any Award Agreement are invalid, illegal, or unenforceable in any respect, such provision will be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of this Plan or Award, as applicable, will not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority has not been obtained.

22. No Rights to Awards. No Participant, eligible Service Provider, or other person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of a Service Provider, Participant, or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

23. No Shareholder Rights. Except as otherwise provided in an Award Agreement, a Participant has none of the rights of a shareholder with respect to Shares covered by an Award until the Participant becomes the record owner of the Shares.

24. Fractional Shares. No fractional Shares will be issued and the Administrator will determine, in its sole discretion, whether cash will be paid in lieu of fractional Shares or whether such fractional Shares will be eliminated by rounding up or down as appropriate.

25. Governing Law. This Plan, all Award Agreements, and all related matters, are to be governed by the laws of the State of Delaware, without regard to choice of law principles that direct the Applicable Laws of another state.

26. No Effect on Terms of Employment or Consulting Relationship; Coordination with Any Employment Agreement. This Plan does not confer upon any Participant any right as a Service Provider, nor does it interfere in any way with his or her right or the right of the Company or an Affiliate to terminate the Participant’s service at any time, with or without Cause, and with or without notice. If a Service Provider has an employment agreement with the Company that addresses vesting of outstanding Awards or the post-termination exercise period of outstanding Options and such terms in the employment agreement conflict with the terms of an Award Agreement, then such terms in the employment agreement shall prevail over the conflicting terms in the Award Agreement.

27. No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any Participant acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

28. Section 409A. It is the intention of the Company that no Award be “deferred compensation” subject to Section 409A of the Code, unless and to the extent that the Administrator specifically determines otherwise, and this Plan and the terms and conditions of all Awards are to be interpreted accordingly. The following rules will apply to Awards that are intended to comply with Section 409A:

(a) Any distribution of a 409A Award following a separation from service that would be subject to Section 409A(a)(2)(A)(i) of the Code as a distribution following a separation from service of a “specified employee” (as defined under Section 409A(a)(2)(B)(i) of the Code) will occur no earlier than the expiration of the six-month (6) period following such separation from service.

(b) In the case of any distribution of any other 409A Award, if the timing of such distribution is not otherwise specified in this Plan or Award Agreement or other governing document, the distribution will be made not later than the end of the calendar year during which the settlement of the 409A Award is specified to occur.

(c) Each payment that a Participant may receive with respect to a 409A Award will be treated as a “separate payment” for purposes of Section 409A of the Code.

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29. Construction. Headings in this Plan are included for convenience and are not to be considered in the interpretation of this Plan. References to sections are to Sections of this Plan unless otherwise indicated. Pronouns include the masculine, feminine, neutral, singular or plural as the identity of the antecedent may require. This Plan is to be construed according to its fair meaning and is not to be strictly construed against the Company.

30. Compensation Recoupment. All compensation and Awards payable or paid under this Plan and any sub-plans will be subject to the Company’s ability to recover incentive-based compensation from executive officers, as is or may be required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations or rules promulgated thereunder, or any other “clawback” provision required by applicable law or the listing standards of any applicable stock exchange or national market system.

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Annex D

SUNLIGHT FINANCIAL HOLDINGS EMPLOYEE STOCK PURCHASE PLAN

SUNLIGHT FINANCIAL HOLDINGS INC.
EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I
PURPOSE

The purpose of the Plan is to assist Eligible Employees of the Company, and its Subsidiaries to acquire a stock ownership interest in the Company, thereby attracting, retaining and rewarding such employees and strengthening the mutual interest between employees and the Company’s stockholders. The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, although the Company makes no undertaking or representation to maintain such qualification.

ARTICLE II
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 “Account” shall mean a bookkeeping account maintained to record the amount of funds accumulated pursuant to the Plan with respect to a Participant for the purpose of purchasing Stock under the Plan.

2.2 “Administrator” means the entity that conducts the general administration of the Plan as provided herein. The term “Administrator” shall refer to the Committee unless the Board has assumed the authority for administration of the Plan generally as provided in ARTICLE III.

2.3 “Board” shall mean the Board of Directors of the Company.

2.4 “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and the regulations issued thereunder.

2.5 “Committee” means the committee of the Board described in ARTICLE III.

2.6 “Company” shall mean Sunlight Financial Holdings, Inc., a Delaware corporation.

2.7 “Compensation” shall mean a cash compensation a Participant receives for services rendered to the Company or any Designated Subsidiary, including hourly wages, salary, overtime pay, variable pay, sales commissions, bereavement pay, payments for jury duty service, sick pay and vacation pay, referral pay, retroactive pay, training pay and other amounts paid in cash to a Participant through the Company’s or any Designated Subsidiary’s payroll system, before any salary deferral contributions made by the Participant to any tax-qualified or nonqualified deferred compensation plan. Compensation shall not include the following:

(a) Contributions made by the Company or any Designated Subsidiary to a plan of deferred compensation or any benefit plan (including any 401(k), welfare or retirement plan). In addition, any distributions from a plan of deferred compensation (whether or not qualified) or other benefit plan (including long term or short term disability payments and workmen’s compensation payments) are excluded from Compensation under the Plan.

(b) Amounts received as incentive bonus compensation (other than sales commissions), bonuses or other similar compensation paid on a discretionary basis.

(c) Amounts realized from the exercise of a stock option, stock appreciation rights, release of restricted stock, or performance awards, including amounts realized from the sale, exchange or other disposition of stock acquired under a statutory stock option.

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(d) Amounts reimbursed for relocation and tuition expenses (whether or not such amounts are includible in gross income of the Employee when reimbursed).

(e) Amounts paid in a form other than cash, fringe benefits (including auto allowances and relocation payments), employee discounts, expense reimbursement or allowances, and other forms of imputed income.

2.8 “Contributions” shall mean the amount of Compensation contributed by a Participant through payroll deductions or such other mode(s) of contribution approved by the Administrator where payroll deductions are prohibited under local law or administratively unfeasible to fund the purchase of Stock pursuant to an Option.

2.9 “Corporate Transaction” shall mean a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

2.10 “Designated Subsidiary” shall mean any Subsidiary designated by the Administrator in accordance with Section 3.3(d).

2.11 “Effective Date” shall mean the date on which the Plan is adopted by the Board, subject to the Plan obtaining stockholder approval in accordance with Section 13.1.

2.12 “Eligible Employee” shall mean every Employee of the Company and each Designated Subsidiary except the following:

(a) an Employee who, immediately after any rights under the Plan are granted, own (directly or through attribution) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Stock or other stock of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code);

(b) an Employee whose customary employment is less than twenty hours per week;

(c) an Employee whose customary employment is for five months or less in any calendar year; and

(d) an Employee who has not satisfied a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two (2) years); and

(e) an Employee who is a highly compensated employees within the meaning of Section 423(b)(4)(D) of the Code; provided however, that the limitation contained in this Section 2.12(e) shall only apply to the extent the Administrator expressly provides for such limitation, and then, such limitation shall only apply to such Offering Period.

For purposes of clause (a) above, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

2.13 “Employee” means any officer or other employee (as defined in accordance with Section 3401(c) of the Code or, for individuals performing services outside of the United States, as defined in accordance with applicable local law) of the Company or any Designated Subsidiary.

2.14 “Enrollment Date” shall mean the first Trading Day of each Offering Period.

2.15 “Enrollment Period” shall mean that period of time prescribed by the Administrator, which period shall conclude prior to the Enrollment Date, during which Eligible Employees may elect to participate in an Offering Period. The duration and timing of Enrollment Periods may be changed or modified by the Administrator from time to time.

2.16 “Fair Market Value” means, as of any given date, the fair market value of a share of Stock on the date determined by such methods or procedures as may be established from time to time by the Administrator. Unless otherwise determined by the Administrator, the Fair Market Value of a share of Stock as of any given date shall be as follows:

(a) If Stock is traded on any established national securities exchange, the closing price (in regular trading) of a share of Stock quoted on such exchange on that date, or, if no sales of Stock were reported on that date, the closing price (in regular trading) on the last preceding date on which sales were reported;

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(b) If Stock is not traded on an exchange but is quoted on a national market or other quotation system, the closing price of a share of Stock on the automated quotation system on that date, or, if no sales of Stock were reported on that date, the closing price on the last preceding date on which such sale was reported; or

(c) If none of the above is applicable, such amount as may be determined by the Administrator in good faith, to be the fair market value per share of Stock.

2.17 “Non-Section 423 Offering” shall mean the rules, procedures, or sub-plans, if any, adopted by the Administrator as part of the Plan, pursuant to which Options that do not satisfy the requirements for “employee stock purchase plans” that are set forth under Section 423 of the Code may be granted to Eligible Employees of a Designated Subsidiary as a separate offering under the Plan.

2.18 “Offering” shall mean a Section 423 Offering or a Non-Section 423 Offering of a right to purchase Stock under the Plan during an Offering Period as further described in ARTICLE V.

2.19 “Offering Period” shall mean a period with respect to which the right to purchase Stock may be granted under the Plan, which may include a Non-Section 423 Offering, as determined pursuant to ARTICLE V.

2.20 “Option” shall mean the right to purchase Stock granted to a Participant pursuant to an Offering made under the Plan.

2.21 “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The definition of “Parent” is intended to, and shall be construed and applied, to coincide and conform with the definition of “parent” under Section 424(e) of the Code.

2.22 “Participant” means any Eligible Employee who is actively participating in the Plan.

2.23 “Plan” shall mean this Sunlight Financial Holdings Inc. Employee Stock Purchase Plan, as it may be amended from time to time.

2.24 “Purchase Date” shall mean the last Trading Day of each Offering Period.

2.25 “Purchase Price” shall mean an amount equal to the lesser of (i) eighty-five percent (85%) (or such greater percentage as designated by the Administrator) of the Fair Market Value of a share of Stock on the Enrollment Date and (ii) eighty-five percent (85%) (or such greater percentage as designated by the Administrator) of the Fair Market Value of a share of Stock on the Purchase Date; provided, that the Purchase Price shall not be less than the par value of a share of Stock.

2.26 “Section 423 Offering” shall mean the rules, procedures, or sub-plans, if any, adopted by the Administrator as part of the Plan, pursuant to which Options that satisfy the requirements for “employee stock purchase plans” that are set forth under Section 423 of the Code may be granted to Eligible Employees of a Designated Subsidiary as a separate offering under the Plan. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the Plan in a Section 423 Offering shall have the same rights and privileges.

2.27 “Stock” means the common stock of the Company.

2.28 “Subsidiary” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The definition of “Subsidiary” is intended to, and shall be construed and applied, to coincide and conform with the definition of “subsidiary” under Section 424(f) of the Code.

2.29 “Trading Day” shall mean any day on which the national stock exchange upon which the Stock is listed is open for trading or, if the Stock is not listed on an established stock exchange or national market system, a business day, as determined by the Administrator in good faith.

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ARTICLE III
ADMINISTRATION

3.1 Administrator. Unless otherwise delegated by the Board, the Compensation Committee of the Board shall be both the Committee and the Administrator. The Committee shall be constituted to comply with applicable law. Appointment of Committee members shall be effective upon acceptance of appointment. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled only by the Board.

3.2 Action by the Administrator. A majority of the Committee shall constitute a quorum for purposes of any actions taken as the Administrator. The acts of a majority of the Committee members present at any meeting at which a quorum is present, and, subject to applicable law and the Bylaws of the Company, acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Administrator. When acting as the Administrator, each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Designated Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the operation, administration and interpretation of the Plan.

3.3 Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan to:

(a) determine when and how rights to purchase stock of the Company shall be granted and the provisions of each Offering of such rights (which need not be identical), including establishing the timing and length of Offering Periods and establishing minimum and maximum contribution rates;

(b) establish new or changing limits on the number of shares of Stock an Eligible Employee may elect to purchase with respect to any Offering Period, if such limits are announced prior to the first Offering Period to be affected;

(c) establish, in its sole discretion, sub-plans of the Plan (and separate Offerings thereunder) for the purposes of effectuating Non-Section 423 Offerings. To the extent permitted under applicable law, the Administrator may delegate its authority and responsibilities hereunder to an appropriate sub-committee consisting of one or more officers of the Company;

(d) designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company;

(e) construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration;

(f) correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;

(g) amend the Plan as provided in ARTICLE XIII; and

(h) exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

The Administrator shall have the authority to delegate routine day-to-day administration of the Plan to such officers and employees of the Company as the Administrator deems appropriate.

3.4 Decisions Binding. The Administrator’s interpretation of the Plan, any Options granted pursuant to the Plan, and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

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ARTICLE IV
SHARES SUBJECT TO THE PLAN

4.1 Number of Shares. Subject to ARTICLE XII, the aggregate number of shares of Stock which may be issued pursuant to rights granted under the Plan shall be three million four hundred thousand (3,400,000) shares of Stock. If any Option granted under the Plan shall for any reason terminates without having been exercised, the Stock not purchased under such Option shall again become available for the Plan. For avoidance of doubt, the limitation set forth in this paragraph may be used to satisfy purchases of shares of Stock under either a Section 423 Offering or a Non-Section 423 Offering.

4.2 Individual Share Limit. Notwithstanding anything herein to the contrary, and in addition to the limitation set forth in Section 8.4, below, the maximum shares of Stock that may be acquired by a Participant pursuant to an Option for each Offering Period is four thousand five hundred (4,500) shares of Stock. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock an Eligible Employee may purchase on the Purchase Date of each Offering Period.

4.3 Stock Distributed. Any Stock distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Stock, treasury stock or Stock purchased on the open market.

ARTICLE V
OFFERING PERIODS

The Administrator may from time to time grant Options to purchase Stock of the Company under the Plan to Eligible Employees during one or more Offering Periods selected by the Administrator commencing on an Enrollment Date. For purposes of the Plan, the Administrator may establish separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Designated Subsidiaries may participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. In the event an Offering Period is not designated by the Administrator, the right to purchase Stock under the Plan shall be granted twice each year on or about March 31st and September 30th of each calendar year and the term of the Offering Period shall be six (6) months. The Administrator shall have the authority to change the duration, frequency, start and end dates of Offering Periods.

ARTICLE VI
PARTICIPATION

6.1 Eligibility. Unless otherwise determined by the Administrator in a manner consistent with Section 423 of the Code, any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on the day immediately preceding a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this ARTICLE VI and the limitations imposed by Section 423(b) of the Code.

6.2 Enrollment. Except as otherwise designated by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period during the Enrollment Period prior to the beginning of the Offering Period to which it relates. An election to participate in the Plan shall be made by completing the online enrollment process through the Company’s designated Plan broker (or such other enrollment procedures that the Administrator may establish in its sole discretion). A payroll deduction authorization will be effective for the first Offering Period following the completion of the enrollment process.

6.3 Automatic Re-Enrollment. Following the end of each Offering Period, each Participant shall be automatically re-enrolled in the next Offering Period at the applicable rate of payroll deductions in effect on the last Trading Day of the prior Offering Period or otherwise as provided under ARTICLE VII, unless (i) the Participant has elected to withdraw from the Plan in accordance with Section 10.1, (ii) the Participant authorization is modified by completing a subsequent online enrollment process in accordance with this ARTICLE VI, (iii) the Participant’s employment has terminated, or (iv) the Participant is ineligible to participate in the next Offering Period.

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6.4 Non-U.S. Employees. An Eligible Employee who is a citizen or resident of a jurisdiction other than the United States (without regard to whether such individual also is a citizen or resident of the United States, for tax purposes or otherwise) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or a Section 423 Offering to violate Section 423 of the Code. In the case of a Non-Section 423 Offering, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Offering if the Administrator has determined, in its sole discretion, that participation of such Eligible Employee(s) is prohibited under applicable law, or is not advisable or practicable for any reason.

ARTICLE VII
PAYROLL DEDUCTIONS

7.1 Payroll Deductions. During the online enrollment process, an Eligible Employee shall authorize a Contribution amount to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each payday during an Offering Period as payroll deductions under the Plan. The Contribution shall be designated in a whole percentage between one percent (1%) and ten percent (10%) of the Eligible Employee’s Compensation (or such other maximum percentage as the Administrator may establish from time to time before an Offering Period begins) to be deducted on each payday during an Offering Period and credited to the Participant’s Account for the purchase of Stock pursuant to the Offering. The Company or the Designated Subsidiary shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Administrator, a Participant may not make any separate Contributions or payments to the Plan.

7.2 Election Changes. A Participant may elect to have Contributions completely discontinued at any time, but an election to discontinue Contributions during an Offering Period shall be deemed to be an election to withdraw pursuant to Section 10.1. No change in Contributions other than complete discontinuance can be made during an Offering Period, and, specifically, once an Offering Period has commenced, a Participant may not alter the rate of his or her Contribution for such offering.

7.3 Frequency of Payroll Deductions. Except as otherwise designated by the Administrator, payroll deductions for a Participant shall commence on the first payroll on or following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in ARTICLE X.

7.4 Insufficient Payroll Deductions. If in any payroll period a Participant’s Compensation is insufficient (after other authorized deductions) to permit a Contribution, no Contribution shall be made on the effected payroll date. Deduction of the full amount originally elected by the Participant will recommence as soon as his or her Compensation is sufficient to permit such Contribution; provided, however, no additional amounts will be deducted on any future payroll date to satisfy missed Contributions that occurred during the payroll periods with insufficient Contributions.

7.5 Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 8.4, a Participant’s Contributions may be suspended by the Administrator at any time during an Offering Period.

ARTICLE VIII
GRANT AND EXERCISE OF RIGHTS

8.1 Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall, subject to the maximum number of shares of Stock specified under Section 4.2 and the provisions of Section 8.4, be granted an Option to purchase that number of shares of Stock equal to the quotient of (i) the aggregate Contributions authorized to be withheld by such Participant in accordance with Section 7.1 for such Offering Period and held in the Participant’s Account, divided by (ii) the Purchase Price.

8.2 Exercise of Rights. Subject to the limitations set forth in Section 8.4, each Participant in the Plan automatically and without any further action will be deemed to have exercised the Participant’s Option on each Purchase Date, to the extent that the balance then in the Participant’s Account under the Plan is sufficient to purchase at the Purchase Price the whole number of shares of Stock subject to the Option granted to such Participant under the Plan for such Offering Period. No fractional shares shall be issued on the exercise of rights granted under the Plan.

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8.3 Excess Account Balances. Any amounts remaining in a Participant’s Account as of any Purchase Date after the purchase of Stock shall be distributed to the Participant, without interest, as soon as practicable after the Purchase Date; provided, however, that any amounts attributable to any fractional share that was not purchased on the Purchase Date shall be carried over to the next Offering Period unless the Participant has elected to withdraw from the Plan in accordance with Section 10.1. Notwithstanding the foregoing, the Administrator may, in its sole discretion, establish alternative means for treating amounts remaining in Participant Accounts following any Purchase Date to the extent consistent with applicable law.

8.4 Limitation on Purchase of Stock. In addition to the limitations set forth in Section 4.2, above, an Eligible Employee may not be granted an Option under the Plan if such Option, (together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code), excluding Options granted pursuant to any Non-Section 423 Offering, permits such Eligible Employee to purchase Stock of the Company or any Parent or Subsidiary at a rate which exceeds $25,000 of fair market value of such Stock (determined as of the first day of the Offering Period during which such Option is granted) for each calendar year in which such Option is outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

8.5 Five Percent Limit. An Eligible Employee may not be granted an Option to purchase Stock under the Plan if such Participant (directly or through attribution), immediately after such Option is granted, would own or hold options to purchase Common Stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company, its Parent, or any of its Subsidiaries.

8.6 Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of shares of Stock with respect to Options are to be exercised may exceed (i) the number of shares of Stock that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Stock available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the shares of Stock available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom Options to purchase Stock are to be exercised pursuant to this ARTICLE VIII on such Purchase Date. The Company may make pro rata allocation of the shares of Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant which has not been applied to the purchase of shares of Stock shall be paid to such Participant in one lump sum in cash, without interest, as soon as reasonably practicable after the Purchase Date.

8.7 Withholding. At the time a Participant’s Option under the Plan is exercised, in whole or in part, or at the time some or all of the Stock issued under the Plan is disposed of, the Participant shall make adequate provision for the Company’s federal, state, local, non-U.S. or other tax withholding obligations, if any, which arise upon the exercise of the Option or the disposition of the Stock in accordance with such procedures and withholding methods that may be established by the Administrator in its sole discretion. At any time, the Company or a Designated Subsidiary may, but shall not be obligated to, withhold from the Participant’s compensation or other amounts payable to the Participant the amount necessary to meet applicable withholding obligations, including any withholding required to make available to the Company or a Designated Subsidiary any tax deductions or benefits attributable to sale or early disposition of Stock by the Participant.

ARTICLE IX
ISSUANCE OF STOCK

9.1 Brokerage Account or Plan Share Account. By enrolling in the Plan, each Participant shall be deemed to have authorized the establishment of a brokerage account on his or her behalf at a securities brokerage firm selected by the Administrator. Alternatively, the Administrator may provide for Plan share accounts for each Participant to be established by the Company or by an outside entity selected by the Administrator that is not a brokerage firm. Stock purchased by a Participant pursuant to the Plan shall be held in the Participant’s brokerage or Plan share account. Participants may be required to enter into agreements and authorizations (the terms of which may include, without limitation, conditions or restrictions on the transfer of shares of Stock from Participants’ brokerage accounts) with the Plan broker selected by the Administrator and the Company as the Company may prescribe.

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9.2 Conditions upon Issuance of Stock. The Company shall not be required to issue or deliver any certificate or certificates for shares of Stock purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges, if any, on which the Stock is then listed;

(b) The completion of any registration or other qualification of such shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) The payment to the Company of all amounts which it is required to withhold under federal, state or local law upon exercise of the rights, if any; and

(e) The lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE X
WITHDRAWAL

10.1 Withdrawal. A Participant may withdraw all, but not less than all, of the Contributions credited such Participant’s Account and not yet used to exercise such Participant’s Option under the Plan at any time by completing the appropriate online withdrawal process through the Company’s designated Plan broker or contacting the Company. A notice of withdrawal must be received no later than the last day of the month immediately preceding the month of the Purchase Date. Upon receipt of such notice, Contributions on behalf of the Participant shall be discontinued and no payroll deductions will be made during a succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 6.2. All of the Participant’s Contributions credited to such Participant’s Account during the Offering Period shall be paid to such Participant, without interest, as soon as reasonably practicable.

10.2 Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon eligibility to participate in any similar plan which may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

ARTICLE XI
TERMINATION OF EMPLOYMENT OR ELIGIBILITY

11.1 General. If the employment of a Participant terminates prior to the Purchase Date relating to a particular Offering Period for any reason, including retirement, death or failure of a Participant to remain an Eligible Employee of the Company or of a Designated Subsidiary, participation in the Plan immediately and without any act on the part of the Participant shall terminate. Following the Participant’s termination of employment as described above, the Company will refund to the Participant or, in the case of the death of the Participant, the person or persons entitled thereto, any unused Contributions credited to the Participant’s Account during the Offering Period, without interest, and thereupon the Participant’s Option shall terminate.

11.2 Transfer of Employment. A Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company or any Designated Subsidiary (including transfers between Designated Subsidiaries) participating in a Section 423 Offering will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, if a Participant transfers from a Section 423 Offering to a Non-Section 423 Offering (or vice versa) or between Non-Section 423 Offerings, the Participant will be treated as having withdrawn from the Offering Period in accordance with ARTICLE X, unless otherwise determined by the Administrator in its sole decision and in accordance with applicable law.

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11.3 Leave of Absence.

(a) During a paid leave of absence approved by the Company and meeting the requirements of U.S. Treasury Regulation Section 1.421-1(h)(2), a Participant’s elected Contributions shall continue.

(b) If a Participant takes an unpaid leave of absence that is approved by the Company and meets the requirements of Treasury Regulation Section 1.421-1(h)(2), then Contributions on behalf of the Participant shall be discontinued and no other Contributions shall be permitted (unless otherwise determined by the Administrator or required by applicable law). Any amounts credited to the Participant’s Account may be used to purchase Stock on the next applicable Purchase Date.

(c) If a Participant takes a leave of absence that is not described in Section 11.3(a) or 11.3(b), then the Participant shall be considered to have withdrawn from the Plan in accordance with ARTICLE X hereof.

Further, notwithstanding the preceding provisions of this Section 11.3, if a Participant takes a leave of absence and such leave of absence exceeds ninety (90) days, then the Participant shall be considered to have withdrawn from the Plan in accordance with ARTICLE X hereof on the ninety-first (91st) day of such leave of absence; provided, however, that if the Participant’s right to employment is guaranteed either by statute or contract, then such ninety (90)-day period shall be extended until the last day upon which such reemployment rights are so guaranteed.

ARTICLE XII
ADJUSTMENTS UPON CHANGES IN STOCK

12.1 Changes in Capitalization. In the event that any change is made in the Stock by reason of any stock dividend or by reason of subdivision, stock split, reverse stock split, combination or exchange of shares, recapitalization, reorganization, reclassification of shares, or any other similar corporate event affecting the Stock, appropriate action will be taken by the Board to make such proportionate adjustments, if any, as the Board in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares of Stock (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations established pursuant to Section 4.2 on the maximum number of shares of Stock that may be purchased); (ii) the class(es) and number of shares and price per share of Stock subject to outstanding Options; and (iii) the Purchase Price with respect to any outstanding Options.

12.2 Dissolution or Liquidation. Unless otherwise determined by the Administrator, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Date will be before the date of the Company’s proposed dissolution or liquidation. Before the new Purchase Date, the Administrator will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s Option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.1.

12.3 Corporate Transaction. In the event of a Corporate Transaction, each outstanding Option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the Option, the Offering Period with respect to which the Option relates will be shortened by setting a new Purchase Date on which the Offering Period will end. The new Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Purchase Date, the Administrator will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s Option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.1.

12.4 No Adjustment under Certain Circumstances. No adjustment or action described in this ARTICLE XII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Section 423 of the Code.

12.5 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation

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of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator or the Board under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an outstanding Option or the Purchase Price of the Stock subject to an outstanding Option.

ARTICLE XIII
AMENDMENT, MODIFICATION AND TERMINATION

13.1 Stockholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.

13.2 Term of the Plan. The Plan shall become effective on the Effective Date, and unless earlier terminated pursuant of Section 13.1, shall have a term of ten (10) years.

13.3 Amendment, Modification and Termination. The Administrator or the Board may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason; provided, however, that if stockholder approval is required pursuant to the Code, United States federal securities laws or regulations, or the rules or regulations of the New York Stock Exchange (or any other securities exchange on which the Stock is listed or traded), then no such amendment shall be effective unless approved by the Company’s stockholders within such time period and manner as may be required. If the Plan is terminated, the Administrator may elect to terminate all outstanding Offering Periods either immediately or once shares of Stock have been purchased on the next Purchase Date (which may, in the discretion of the Administrator, be accelerated) or permit Offering Periods to expire in accordance with their terms (and subject to any adjustment in accordance with ARTICLE XII). If any Offering Period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares of Stock will be returned to Participants, without interest, as soon as administratively practicable.

13.4 Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, to the extent permitted by Section 423 of the Code, the Administrator shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution authorizations, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

ARTICLE XIV
SECTION 409A OF THE CODE; TAX QUALIFICATION

14.1 Section 409A of the Code. Options to purchase Stock granted under a Section 423 Offering are exempt from the application of Section 409A of the Code. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an Option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an Option under the Plan to be subject to Section 409A of the Code, the Administrator may amend the terms of the Plan and/or of an outstanding Option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding Option or future Option that may be granted under the Plan from or to allow any such Options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Administrator would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Option to purchase Stock under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the right to purchase Stock under the Plan is compliant with Section 409A of the Code.
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14.2 Tax Qualification. Although the Company may endeavor to (i) qualify an Option to purchase Stock for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in the Plan, including Section 14.1 above. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participant’s under the Plan.

ARTICLE XV
MISCELLANEOUS

15.1 Restriction upon Assignment. No payroll deductions credited to a Participant, nor any rights with respect to the exercise of an Option or any rights to receive Stock hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 15.5 hereof) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, and the Company will treat such act as an election to withdraw Participant’s entire Account in accordance with ARTICLE X. An Option granted under the Plan shall not be transferable and is exercisable during the Participant’s lifetime only by the Participant.

15.2 Rights as a Stockholder. With respect to shares of Stock subject to an Option granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such shares have been recorded in the books of the brokerage firm selected by the Administrator or, as applicable, the Company, its transfer agent, stock plan administrator or such other outside entity which is not a brokerage firm. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein. Unless otherwise determined by the Administrator or required by applicable law, the Company shall not deliver to any Participant any certificates evidencing Stock issued in connection with any purchase under the Plan.

15.3 Participant Accounts. No interest shall accrue on any amounts credited to a Participant Account. All payroll deductions or lump sum contributions of a Participant under the Plan will be deposited with the general funds of the Company and may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deduction amounts.

15.4 Currency Conversion. Eligible Employees who are paid in currency other than U.S. dollars, and who contribute such currency to the Plan through contributions or payroll deductions will have such amounts converted to U.S. dollars. The exchange rate and method for such conversion will be determined as prescribed by the Administrator for each Offering and as may be specified pursuant to any sub-plan established under the Plan. In no event will any procedure implemented for dealing with exchange rate fluctuations that may occur during an Offering result in the acquisition of shares of Stock below the Purchase Price. Each Eligible Employee shall bear the risk of any currency exchange fluctuations (if applicable) between the date on which any Eligible Employee amounts are converted to U.S. dollars and the Purchase Date.

15.5 Designation of Beneficiary. A Participant may file, on forms supplied by the Committee, a written designation of beneficiary who is to receive any shares of Stock and cash in respect of any fractional shares of Stock, if any, from the Participant’s Account under the Plan in the event of such Participant’s death. In addition, a Participant may file a written designation of beneficiary who is to receive any cash withheld through payroll deductions and credited to the Participant’s notional account in the event of the Participant’s death prior to the Purchase Date of an Offering Period.

15.6 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

15.7 Statements. Statements of account shall be given to participating Employees at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares of Stock purchased and the remaining cash balance, if any.

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15.8 No Rights to Continued Service. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ or service of the Company or any Parent or Subsidiary or to affect the right of the Company or any Parent or Subsidiary to terminate the employment or service of any person (including any Eligible Employee or Participant) at any time, with or without cause.

15.9 Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.

15.10 Entire Plan. The Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

15.11 Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

15.12 Severability. If any provision of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions hereof; instead, the provisions shall be fully severable and the Plan shall be construed and enforced as if said illegal or invalid provision had never been included herein.

15.13 Governing Law. The validity and enforceability of the Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

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